Form 20-F
period 2010-12-31
YOUKU.COM INC.
filed 2011-06-10
CIK 1442596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from              to

Commission file number: 001-34977

Youku.com Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, SinoSteel Plaza

8 Haidian Street, Haidian District

Beijing 100080

The People’s Republic of China

(Address of principal executive offices)

Dele Liu

Youku.com Inc.

8 Haidian Street, Haidian District

Beijing 100080

Telephone: (8610) 5885-1881

Facsimile: (8610) 5970-8818

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American Depositary Shares, each representing 18 Class A ordinary shares, par value $0.00001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,235,761,996 Class A ordinary shares and 659,761,207 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•	“ADSs” refers to our American depositary shares, each of which represents 18 Class A ordinary shares;

•	“we,” “us,” “our company,” “our,” and “Youku” refer to Youku.com Inc., its subsidiaries and consolidated affiliated entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•	“commissions earned by third-party advertising agencies” means the estimated amount of commissions earned by advertising agencies that purchase our services;

•

“monthly unique visitors” means the number of unique visitors to a specific website within a given month. Once an individual has visited a site in a given month, all subsequent visits from the same IP address during such month are not additive to the monthly unique visitor tally;

•

“online video market” means the distribution and consumption of video content via any Internet-enabled device. Providers of online video services in China include, among others, stand-alone online video websites, video channels of Internet portals, and video websites of traditional television stations. For the purpose of this annual report, “Internet television” is generally synonymous with “online video”;

•

“ordinary shares” or “shares” refer to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, collectively, par value US$0.00001 per share; “preferred shares” refers to our preferred shares, none of which is issued and outstanding;

•	“Renminbi” or “RMB” refers to the legal currency of China and all references to “$”, “US$”, “dollars” or “U.S. dollars” refers to the legal currency of the United States; and

•	all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements include:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	the expected growth of the online video market in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding the retention and strengthening of our relationships with key advertisers and customers;

•	our plans to enhance user experience, infrastructure and service offerings;

•	competition in our industry in China; and

•	relevant government policies and regulations relating to our industry.

You should read thoroughly this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3	KEY INFORMATION

A	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statement of operations data for the three years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Our selected consolidated statement of operations data for the year ended December 31, 2007 and our selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements not included in this annual report.

We were incorporated in September 2005 and launched our website, www.youku.com, in December 2006. We have not included financial information for the year ended and as of December 31, 2006, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008, 2009 and 2010, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares, ADSs, per share and per ADS information)
Consolidated Statements of Operations Data:
Net revenues(1)	1,778	33,022	153,626	387,097	58,651
Cost of revenues(2)	(46,148)	(171,130)	(216,708)	(350,830)	(53,156)

Gross (loss) profit	(44,370)	(138,108)	(63,082)	36,267	5,495
Operating expenses(2):
Sales and marketing	(22,469)	(35,086)	(72,746)	(130,238)	(19,733)
Product development	(15,530)	(15,398)	(20,908)	(31,287)	(4,740)
General and administrative	(5,843)	(14,367)	(18,523)	(28,957)	(4,387)

Total operating expenses	(43,842)	(64,851)	(112,177)	(190,482)	(28,860)

Loss from operations	(88,212)	(202,959)	(175,259)	(154,215)	(23,365)
Interest income	1,013	5,384	2,054	1,170	177
Interest expense	—	(4,240)	(6,835)	(7,440)	(1,127)
Amortization of debt issuance costs	—	(2,380)	—	—	—
Change in fair value of derivative financial liabilities and warrant liability	(2,422)	(264)	(2,313)	(44,268)	(6,707)
Others, net	(62)	(1)	67	69	10

Loss from operations before income taxes	(89,683)	(204,460)	(182,286)	(204,684)	(31,012)
Income taxes	—	—	—	—	—

Net loss	(89,683)	(204,460)	(182,286)	(204,684)	(31,012)

Net loss per share:
Basic	(0.25)	(0.56)	(0.50)	(0.44)	(0.07)
Diluted	(0.25)	(0.56)	(0.50)	(0.44)	(0.07)
Net loss per ADS(3):
Basic	(4.42)	(10.08)	(8.98)	(7.90)	(1.20)
Diluted	(4.42)	(10.08)	(8.98)	(7.90)	(1.20)
Shares used in computation, basic and diluted:	365,011,250	365,134,375	365,432,916	466,340,541	466,340,541
ADSs used in computation, basic and diluted:	20,278,403	20,285,243	20,301,829	25,907,808	25,907,808
Selected non-GAAP Financial Data(4)
Adjusted EBITDA	(78,237)	(172,371)	(134,487)	(99,514)	(15,077)

Adjusted net loss	(86,012)	(200,531)	(175,408)	(148,426)	(22,488)

(1)	Net revenues are presented net of commissions earned by third-party advertising agencies as set forth below:

	Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	—	6,379	37,866	86,602	13,122

(2)	Including share-based compensation expenses as set forth below:

	Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	259	283	918	139
Sales and marketing	141	861	1,690	5,954	902
Product development	684	1,401	1,657	3,049	462
General and administrative	424	1,144	935	2,069	314

Total	1,249	3,665	4,565	11,990	1,817

(3)	Each ADS represents 18 Class A ordinary shares.
(4)	To supplement our consolidated financial results presented in accordance with U.S. GAAP, we use the following measures defined as non-GAAP financial measures in evaluating its business: adjusted net loss and adjusted EBITDA. We define adjusted net loss as net loss excluding share-based compensation expenses and change in fair value of derivative financial liabilities and warrant liability. We define adjusted EBITDA as net income or loss before income taxes, interest expense, interest income, depreciation and amortization (excluding amortization of purchased contents), further adjusted for change in fair value of derivative financial liabilities and warrant liability, share-based compensation expenses and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table below.

	Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(89,683)	(204,460)	(182,286)	(204,684)	(31,012)
Add back: share-based compensation expenses	1,249	3,665	4,565	11,990	1,817
Add back: change in fair value of derivative financial liabilities and warrant liability	2,422	264	2,313	44,268	6,707

Adjusted net loss	(86,012)	(200,531)	(175,408)	(148,426)	(22,488)

	Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(89,683)	(204,460)	(182,286)	(204,684)	(31,012)
Add (deduct):
Income taxes	—	—	—	—	—
Interest expense	—	4,240	6,835	7,440	1,127
Interest income	(1,013)	(5,384)	(2,054)	(1,170)	(177)
Depreciation and amortization (excluding amortization of acquired content)	8,726	26,923	36,207	42,711	6,471
Share-based compensation	1,249	3,665	4,565	11,990	1,817
Amortization of debt issuance costs	—	2,380	—	—	—
Change in fair value of derivative financial liabilities and warrant liability	2,422	264	2,313	44,268	6,707
Others, net	62	1	(67)	(69)	(10)

Adjusted EBITDA	(78,237)	(172,371)	(134,487)	(99,514)	(15,077)

The following table presents as summary of our selected consolidated balance sheet data as of December 31, 2007, 2008, 2009 and 2010:

	As of December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	157,755	88,915	301,608	1,811,423	274,458
Total current assets	172,933	228,600	384,322	2,063,085	312,589
Total assets	219,214	291,746	441,741	2,190,168	331,845
Total current liabilities	22,616	60,159	132,479	260,225	39,430
Total liabilities	22,616	92,115	146,754	278,680	42,226
Convertible redeemable preferred shares	302,769	507,614	780,599	—	—
Total equity (deficit)	(106,171)	(307,983)	(485,612)	1,911,488	289,619

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.6000 to US$1.00, the noon buying rate in effect as of December 31, 2010. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On June 3, 2011, the noon buying rate was RMB6.4796 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

Period	Noon Buying Rate
	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June (through June 3)	6.4796	6.4800	6.4824	6.4780

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B	Capitalization and Indebtedness

Not Applicable.

C	Reasons for the Offer and Use of Proceeds

Not Applicable.

D	Risk Factors

Risks Related to Our Business and Industry

Our limited operating history makes it difficult to evaluate our business and prospects.

We launched our website and online video service in December 2006 and have experienced rapid growth since then. We expect our expansion trend to continue as we grow our user and customer bases and explore new market opportunities. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. We cannot assure you that we will grow at the same rate as we have in the past. You should consider our prospects in light of the risks and uncertainties fast-growing companies with limited operating histories may encounter.

We have incurred net losses since our inception and may continue to incur losses in the future.

We incurred net losses since our inception, including net losses in the amount of RMB204.5 million, RMB182.3 million and RMB204.7 million (US$31.0 million) in 2008, 2009 and 2010, respectively, and primarily due to significant bandwidth and content costs, and capital expenditures required to ramp up our business and operations at the early stage of development of our business. Our net losses increased from 2009 to 2010 primarily due to the increases in our sales and marketing efforts, content costs and bandwidth costs, and the impact of change in fair value of warrant liability. Our ability to achieve profitability is affected by various factors, many of which are beyond our control. For example, our revenues and profitability depend on the continuous development of the online advertising industry in China and brand advertisers’ allocation of more budgets to online video websites. We cannot assure you that online advertising, as a relatively new marketing channel, will become more widely accepted in China or that the advertisers will increase their spending on online video websites. The procurement of Internet bandwidth has historically accounted for the majority of our cost of revenues. Although we expect our bandwidth costs as a percentage of net revenues to decrease over time, we expect our bandwidth costs to increase on an absolute basis as traffic to our website grows and the resolution of our videos increases. If we cannot successfully offset our increased bandwidth costs with an increase in net revenues, our gross margin, financial condition and results of operations could be materially and adversely affected. Therefore, although we expect our net loss to decrease as a percentage of our total net revenues in the foreseeable future, we may continue to incur net losses in the future due to our continued investments in bandwidth, content and technology. We may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner.

We generate substantially all of our revenues from online advertising. If we fail to retain existing advertisers or attract new advertisers to advertise on our website or if we are unable to collect accounts receivable from the advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

We generate substantially all of our revenues from online advertising. We retain existing advertisers and attract new advertisers by maximizing return on their investment. On the one hand, we provide our advertisers with in-video advertisements and cost-effective advertising solutions which combine the visual impact and engagement of traditional television-like multimedia formats with the interactivity and targeting capability of the

Internet. On the other hand, our large user traffic and desirable user demographic characteristics provide advertisers with a broad reach and optimal monetization results. Over 60% and 70% of our advertisers in 2008 and 2009, respectively, remained as our advertisers in 2009 and 2010, respectively. However, we cannot assure you that we will continue to maintain similar retention rates in the future, attract new advertisers continuously or be able to retain our advertisers at all. If our advertisers determine that their expenditures on online video websites do not generate expected returns, they may allocate a portion or all of their advertising budgets to other advertising channels such as television, newspapers and magazines and reduce or discontinue business with us. Since most of our advertisers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us easily without incurring liabilities. Failure to retain existing advertisers or attract new advertisers to advertise on our website may materially and adversely affect our business, financial condition, results of operations and prospects.

Substantially all of our online advertising agreements are entered into with various third-party advertising agencies. In China’s advertising industry, advertising agencies typically have good relationships and maintain longer periods of cooperation with the brand advertisers they represent as compared to media companies which provide advertising services on their properties. As a relatively young media company, we intend to strategically leverage advertising agencies’ relationships and network resources to increase our sales and expand our customer base. Therefore, we generally enter into advertising contracts with third-party advertising agencies, which represent advertisers, even if we have direct contact with such advertisers. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our advertisers. In consideration for the third-party advertising agencies’ services, we pay them commissions based on the volume of business they bring to us. The financial soundness of our advertisers and advertising agencies may affect our collection of accounts receivable. We make a credit assessment of the advertiser and advertising agency to evaluate the collectibility of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertiser or advertising agency, and any inability of advertisers or advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows. In addition, there has been some consolidation in China’s online advertising market. If this trend continues, a small number of large advertising agencies may be in a position to demand higher commission for advertising agency services, which could reduce our gross margin.

We maintain and enhance our business relationships with these third-party advertising agencies by inviting such agencies to Youku-sponsored seminars and public relationship events. We also attend trade exhibitions or events organized by each other regularly, through which we stay in effective communications with these agencies. We do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business opportunities to other advertising service providers, including our competitors. If we fail to retain and enhance the business relationships with third-party advertising agencies, we may suffer from a loss of advertisers and our business, financial condition, results of operations and prospects may be materially and adversely affected.

The online video industry in China and user acceptance of our online video content may not grow as quickly as expected, which may adversely affect our revenues and business prospects.

Our business and prospects depend on the continuing development of the online video industry in China. As an emerging industry, China’s online video industry has experienced substantial growth in recent years both in terms of users and content. We cannot assure you, however, that the online video industry will continue to grow as rapidly as it has in the past. With the continued development of technology, new forms of media may emerge and render online video websites less attractive to users. Growth of the online video industry is affected by numerous factors, such as users’ general online video experience, technological innovations, development of Internet and Internet-based services, regulatory changes, especially regulations affecting copyrights, and the macroeconomic environment. If the online video industry in China does not grow as quickly as expected or if we fail to benefit from such growth by successfully implementing our business strategies, our user traffic may decrease and our business and prospects may be adversely affected.

Increases in market prices for professionally produced content may have an adverse effect on our business, financial condition and results of operations.

A majority of our user traffic is attributable to professionally produced content. The market prices for professionally produced content, especially television serial dramas and movies, have increased significantly in China during the past few years. For example, according to our internal records, the average license fee for a television serial drama increased in 2009 by more than 200% as compared to 2008, and such fee increased in 2010 by more than 100% as compared to 2009. The average license fee for movies also increased in 2010 by more than 90% as compared to 2009. Due to the improving monetization perspective of online video advertising, online video websites are generating more revenues and are competing aggressively to license popular television serial dramas and movies, and the increasingly intense content bidding process has in turn led to increases in license fees of professionally produced content in general. In addition, as the market develops, the expectations of copyright owners, distributors and industry associations may continue to rise, and as such they may demand higher licensing fees for professionally produced content. Furthermore, with the expansion of our content library, we expect the costs for professionally produced content to continue to increase. If we are unable to generate sufficient revenues to outpace the increase in market prices for professionally produced content, we may incur more losses and our business, financial condition and results of operations may be adversely affected.

We operate in a capital intensive industry and require significant amount of cash to fund our operations and bandwidth, content and technology acquisitions. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

The operation of an online video business requires significant upfront capital expenditures as well as continuous, substantial investment in content, technology and infrastructure. Prior to our initial public offering in 2010, we financed our operations primarily through private placements of our preferred shares to investors, and to a lesser extent, debt financing and cash flow from operations. In May 2011, we completed a follow-on public offering of 12,310,000 ADSs by us and certain of our pre-IPO investors. We believe the cash we received from the initial public offering, the follow-on offering and the anticipated cash flow from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. However, in order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We may obtain additional financing, including further equity offerings or debt financing in capital markets, to fund the operation and expansion of our online video business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including:

•	our future business development, financial condition and results of operations;

•	general market conditions for financing activities by companies in our industry; and

•	macroeconomic, political and other conditions in China and elsewhere.

If we cannot obtain sufficient capital to meet our capital expenditure needs, we may not be able to execute our growth strategies and our business, financial condition and prospects may be materially and adversely affected.

Videos and other content displayed on our website may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

The PRC government has adopted regulations governing Internet access and the distribution of videos and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content or other licenses, the closure of the concerned websites and reputational harm. The website operator may also be held liable for such censored information displayed on or linked to their website.

In addition to professionally produced content, we allow our users to upload videos to our website. Our users can upload all types of content including user-created and professionally produced content and can upload certain graphical files for limited purposes, such as updating user biographies. After a user registers and before each upload, we require the user to click a check box to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, does not infringe other parties’ legal rights, including copyright, and to confirm that he or she is responsible for the content he or she uploads or otherwise distributes on Youku.com. Pursuant to the user agreement, each user agrees to indemnify us for all damages arising from third-party claims against us caused by violating or infringing content uploaded or linked by the user. If we find a user has violated the user agreement, applicable laws or regulations or other parties’ legal rights, we may terminate the user account and block the user’s future uploads without prior notice. In addition, we remove users’ uploads when we are notified or made aware by copyright owners or from other sources of copyright infringements by users, such as lists of inappropriate or infringing content that the regulatory authorities publish from time to time and market information on releases of movies and television serial dramas. We have a team of over 300 contract employees dedicated to screening and monitoring the content uploaded on our website and removing inappropriate or infringing content. Substantially all of the videos uploaded on our website are manually screened by our contract employees. All of the other content, primarily consisting of comments posted by users, is first screened by our filtering systems and the content containing prohibitive words or images is manually screened by our contract employees. We provide training to these contract employees and supervise their work. Although we have adopted internal procedures to monitor the content displayed on our website, due to the significant amount of content uploaded by our users currently amounting to an average of 60,000 files on a daily basis, we may not be able to identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day. See “Item 4. Information on the Company—B. Business Overview—Content Monitoring and Copyright Protection” for more details relating to our content monitoring procedures. Failure to identify and prevent illegal or inappropriate content from being displayed on our website may subject us to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in our liability as a website operator. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Content Services” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Information Security.”

To the extent that PRC regulatory authorities find any content displayed on our website objectionable, they may require us to limit or eliminate the dissemination of such content on our website in the form of take-down orders or otherwise. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete certain content that the government deemed inappropriate or sensitive. The State Administration of Radio, Film and Television, or SARFT, publishes from time to time lists of content that is objectionable, and our content screening team continuously monitors user-uploaded content and removes those mentioned on the list. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our website in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations. Although we have not been penalized for objectionable content in the past, in the event that the PRC regulatory authorities find the video content on our website objectionable and impose penalties on us or take other administrative actions against us in the future, our business, results of operations and reputation may be materially and adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content uploaded by our increasing number of users.

In addition, we operate our website through our consolidated affiliated entity, 1Verge Information, and our ability to comply with laws and regulations described above depends in large part on the experience and skills of, and our control over, the management of 1Verge Information. We rely on contractual arrangements with 1Verge Information and its shareholders to exercise control over the management and operations of 1Verge Information. These contractual arrangements may not be as effective as direct ownership in providing us with control over 1Verge Information. 1Verge Information and its shareholders may fail to take certain actions required for our business or follow our instructions to comply with the relevant PRC regulations despite their contractual obligations to do so. If we had direct ownership of 1Verge Information, we would be able to directly exercise our rights as a shareholder to effect changes in the board of directors of 1Verge Information, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

We have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on our website or services we provide.

We have been involved in litigation based on allegations of infringement of third-party copyright and other rights, such as privacy and image rights, due to the content available on our website. We were subject to a total of 34, 252, 256 and 88 lawsuits in China for alleged copyright infringement in 2008, 2009, 2010 and the three months ended March 31, 2011, respectively. Approximately 80% of the lawsuits filed from 2008 through March 31, 2011 were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. For those cases we lost, we were ordered by various PRC courts to pay damages in an aggregate amount of approximately RMB0.4 million, RMB1.5 million and RMB0.4 million in 2008, 2009 and 2010, respectively. As of December 31, 2010, we accrued RMB1.2 million (US$0.2 million) in expenses and other liabilities related to cases arising on or before December 31, 2010 based on judgments by court and out-of-court settlements made after December 31, 2010. We have implemented internal procedures, with a dedicated team of over 300 contract employees, to review videos uploaded by our users and remove any infringing video promptly after we receive infringement notification from the legitimate rights owner claiming that their rights are infringed by a video on our website. See “Item 4.B. Business Overview—Content Monitoring and Copyright Protection” for more details relating to our content monitoring procedures. Due to the significant number of videos uploaded by users, which currently amounts to an average of 60,000 files on a daily basis, we may not be able to identify all content that may infringe on third-party rights. Moreover, some rights owners may not send us a notice before bringing a lawsuit against us. Thus, our failure to identify unauthorized videos posted on our website has subjected us to, and may continue to subject us to, claims of infringement on third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC or its local branches for alleged copyright infringement.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the NYSE, the ability of users to access our videos in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our website or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

We may also face litigation or administrative actions for defamation, negligence, or other purported injuries resulting from the content we provide or the nature of our services. Such litigation and administrative actions, with or without merits, may be expensive and time-consuming and may result in significant diversion of resources and management attention from our business operations. Furthermore, such litigation or administrative actions may adversely affect our brand image and reputation.

In addition, we operate our website through our consolidated affiliated entity, 1Verge Information, and our ability to comply with laws and regulations described above depends in large part on the experience and skills of, and our control over, the management of 1Verge Information. Our control over the management and operations of 1Verge Information through contractual arrangements may not be as effective as that through direct ownership. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

Advertisements shown on our website may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our website to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority, which is generally the local branch of the State Administration of Industry and Commerce, or SAIC. To fulfill these monitoring functions, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Under PRC law, advertising agencies are liable for all damages to us caused by their breach of such representations. Before a sale is confirmed and the advertisement is publicly posted on our website, our account execution personnel, which is a separate back-office team, are required to review all advertising materials, including video commercials, flashes and pictures, to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide proof of governmental approval if the advertisement is subject to special government review. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses.

A majority of the advertisements shown on our website are provided to us by third-party advertising agencies on behalf of advertisers. While significant efforts have been made to ensure that the advertisements shown on our website are in full compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. For example, Article 38 of the Advertisement Law provides that an advertisement operator who knows or should have known the posted advertisement is false or fraudulent will be subject to joint and several liability. Under Article 16 of the Detailed Implementation Rules on the Administrative Regulations for Advertisement, a website must not post any advertisements that are untrue or lacking the requisite governmental approval if such type of advertisements are subject to special governmental review. However, for the determination of the truth and accuracy of the advertisements and the actual or constructive knowledge of the website, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations. Although we have not been subject to penalties or administrative sanctions in the past for the advertisements shown on our website, if we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

In addition, we operate our website through our consolidated affiliated entity, 1Verge Information, and our ability to comply with laws and regulations described above depends in large part on the experience and skills of, and our control over, the management of 1Verge Information. Our control over the management and operations of 1Verge Information through contractual arrangements may not be as effective as that through direct ownership. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

Ineffective implementation of separation of our advertising sales and regulatory compliance functions may result in insufficient supervision over the content of advertisements shown on our website and may subject us to penalties or administrative actions.

We keep our advertising sales function separate from our team in charge of government compliance to address the potential conflicts between our compliance with relevant PRC advertising laws and regulations and advertising business, where we derive substantially all of our revenues. Before a sale is confirmed and the relevant advertisements are publicly posted on our website, our account execution personnel, which is a separate back-office team that does not interface directly with advertisers, are required to review all advertising materials, including video commercials, flashes and pictures, to ensure there is no racial, violent, pornographic or any other improper content. They will request the advertiser to provide proof of governmental approval if the advertisement is subject to special governmental review and such process is designed to enhance our regulatory compliance efforts. However, in the event that the separation of advertising sales and regulatory compliance functions is not effectively implemented, the content of our advertisements may not be in full compliance with applicable laws and regulations. Although we have not been subject to any penalties for the three years ended December 31, 2008, 2009, 2010 and the three months ended March 31, 2011, and have not been subject to any administrative actions in the past for the advertisements shown on our website, if we are found to be in violation of applicable laws and regulations in the future, we may be subject to penalties and our reputation may be harmed. This may have a material and adverse effect on our business, financial condition and results of operations.

Changes in government policies or regulations may have a material and adverse effect on our business, financial condition and results of operations.

Our online video business is subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the SARFT, Ministry of Culture, Ministry of Industry and Information Technology, or MIIT, the General Administration of Press and Publication, or GAPP, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the Internet industry, including the online video industry. Operators must obtain various government approvals and licenses, including an Internet content provider license, or ICP license, and an Internet audio/video program transmission license, prior to the commencement of online video operations. We have obtained the licenses and permits essential for our business operations. We have obtained the ICP license, the Internet audio/video program transmission license and a permit from the Beijing Drug Administration to post approved non-prescription drug advertisements on our website. We are in the process of applying for the approval from the SCIO to publish news on our website or disseminate news through the Internet. We currently operate a current events channel on our website which includes audio/video content relating to current topics and social events. We have made oral inquiries with the SCIO, and were orally informed that such operations do not violate the regulations on Internet news publication. Before obtaining the drug information permit, there were a small number of advertisements for non-prescription drugs shown on our website, which may not have been in compliance with the Administration Measures on Internet Drug Information Services and may subject us to administrative warnings, termination of any Internet drug advertisements on our website and other penalties which are not clearly defined in the measures, although we have not been sanctioned by the relevant governmental authority in the past. We are now qualified to post approved non-prescription drug advertisements on our website pursuant to the drug information permit, and we believe the risk of any penalties imposed on our past conduct is low. If the PRC government finds that we were operating without the proper licenses or approvals, promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of online video businesses and/or wireless and web-based subscription services that we plan to launch, the PRC government has the power to, among other things, levy fines, confiscate our income or the income of our affiliates, revoke our business licenses or the business licenses of our affiliates, and require us to discontinue or impose restrictions on the affected portion or our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

Any lack of requisite permits for any of our online video content may expose us to regulatory sanctions.

In 2009, SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must be in compliance with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT and distributors of these movies and television shows must obtain an applicable permit before releasing any movie or television show.

We rely on written representations from the content providers regarding the SARFT approval status of the content licensed to us. Under our content licensing agreements, the content providers generally represent and warrant that (i) the content they provide has legitimate copyright or authorization, and they are entitled to grant us the rights of communication through information networks; (ii) the content itself as well as the authorization or rights granted to us neither breach any applicable laws, regulations or public morals, nor impair any third party rights; and (iii) that they will indemnify us for any loss resulting from both the non-compliance of such content with the law and claims from third parties. However, we cannot guarantee that the remedies provided by these content providers, if any, will be sufficient to compensate us for potential regulatory sanctions imposed by SARFT due to violations of the approval and permit requirements. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video content on our website or our reputation. In addition, such risks may persist due to ambiguities and uncertainties relating to the implementation and enforcement of this notice.

If the online advertising industry does not further grow in China, our profitability and prospects may be materially and adversely affected.

Both the Internet and broadband penetration rates in China are relatively low as compared to those in many developed countries. Many advertisers in China have limited experience with online advertising, have historically allocated an insignificant portion of their advertising budgets to online advertising and may consider online advertising a less attractive channel than traditional broadcast and print media in promoting their products and services. Our profitability and prospects depend on the continuing development of the online advertising industry in China and may be affected by a number of factors, many of which are beyond our control, including:

•	development of a larger user base with demographic characteristics attractive to advertisers;

•	our ability to keep up with technological innovation and improvements in the measurement of user traffic and online advertising;

•	acceptance of online advertising as an effective marketing channel;

•	changes in government regulations or policies affecting the online advertising industry; and

•	increased Internet usage in China.

We operate in a highly competitive market and we may not be able to compete successfully against our competitors.

We face significant competition, primarily from those companies that operate online video websites in China, such as Tudou.com and Qiyi.com, as well as from major Chinese Internet portals which provide online video products, such as SINA and Sohu. We compete with these companies for both users and advertisers. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and, in turn, may be able to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. In addition, certain online video websites may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their websites for any such infringing content. As a result, we may be placed at a disadvantage to some of these websites that do not incur similar costs as we do with respect to content acquisition and content monitoring. If any of our competitors achieves greater market acceptance than we do or are able to offer more attractive online video content, our user traffic may decrease and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.

We also face competition from traditional advertising media such as television, newspapers, magazines, billboards, radio and other forms of out-of-home media. Most large companies in China allocate, and will likely continue to allocate, a significant portion of their advertising budgets to traditional advertising media, particularly television. If online advertising, as a new marketing channel, does not become more widely accepted in China, we may experience difficulties in competing with traditional advertising media.

The success of our business depends on our ability to maintain and enhance our brand.

We believe that maintaining and enhancing our Youku brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers. Since the online video market is highly competitive, maintaining and enhancing our brand depends largely on our ability to remain the market leader in China, which may be difficult and expensive.

With our extensive and comprehensive content library and an easy-to-use online interface, we have developed our reputation and established a leading position by providing our users with a superior online video experience. As a company with a limited operating history, we have conducted, and may continue to conduct, various marketing and brand promotion activities, mainly through cooperation with our business partners. We cannot assure you, however, that these activities will be successful and achieve the brand promotion effects we expect. In addition, any negative publicity in relation to our services or products, regardless of its veracity, could harm our brand image and, in turn, result in a reduced number of users. If we fail to maintain and enhance our brand, or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to continue to anticipate user preferences and provide products and services to attract and retain users, we may not be able to generate sufficient user traffic to remain competitive.

Our success depends on our ability to generate sufficient user traffic through provision of attractive products and services. To attract and retain users and compete against our competitors, we must continue to offer high-quality content that provides our users with a satisfactory online video experience. To this end, we must continue to source new professionally produced content, produce new in-house content or encourage more user-generated content, while balancing the value of each type of content to our advertising services. For example, with professionally produced content, we attract a majority of our user traffic and our advertisers can place targeted advertisements focusing on certain user demographics; with user-generated content, users can upload and share their own videos and spend longer time on our website, and a “community-like” environment enhances users’ loyalty to our website and such network effect broadens advertisers’ reach of audience; and with our in-house productions, we tailor such content to users’ preferences based on our industry experience and combine these productions with targeted advertising services such as product placements, which benefits both the users and our advertisers.

Based on the feedback on our website design and our statistics regarding users’ watching behavior, we develop new website features that appeal to users, such as designing more user-friendly content searching tools, creating additional interactive social functions or offering better website compatibility with new Internet-enabled devices. Due to our leading market position, we maintain a large content library to serve our users, which in turn leads to our continuing need to license more content covering a wider range of categories from the licensors of professionally produced content. Therefore, the licensors of professionally produced content have been willing to maintain good business relationships with us and value our relationships with them. We frequently attend industry seminars and public relationship events with professional content licensors to enhance such relationships. Other than the fees we pay to license content, we do not provide any additional compensation or benefits to professional content providers and their affiliates. In order to maintain good relationships with current licensors of professionally produced content to renew our current licenses and license new content from them, we need to continuously grow our platform and content demand to keep our status as a key customer. Given that we operate in a rapidly evolving industry, we also need to continuously anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to cater to the needs and preferences of our users and, as a result, fail to deliver satisfactory user experience, we may suffer from reduced user traffic and our business and results of operations may be materially and adversely affected.

We operate in a rapidly evolving industry. If we fail to keep up with the technological developments and users’ changing requirements, our business, results of operations and prospects may be materially and adversely affected.

The online video industry is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from the technological developments. For example, the development of broadband enabled the enjoyment of high definition videos online. In addition, the number of people accessing the Internet via devices other than personal computers, including mobile phones and other hand-held devices, has increased in recent years. If we do not adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic, which may result in a reduced number of advertisers using our online advertising services. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We may not execute our business strategies successfully due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure to keep up with technological development may result in our products and services being less attractive, which, in turn, may materially and adversely affect our business, results of operations and prospects.

Our quarterly revenues and operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly revenues and operating results have fluctuated in the past and may continue to fluctuate depending upon a number of factors, many of which are out of our control. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations. Any of these events could cause the price of our ADSs to fall. Other factors that may affect our financial results include, among others:

•	global economic conditions;

•	our ability to maintain and increase user traffic;

•	our ability to attract and retain advertisers;

•	changes in government policies or regulations, or their enforcement; and

•	geopolitical events or natural disasters such as war, threat of war, earthquake or epidemics.

Our operating results tend to be seasonal. For instance, we may have slightly lower revenues during the first quarter of each year primarily due to the Chinese New Year holidays in that quarter. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our customers.

Our strategy to acquire or invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

As part of our plan to expand our product and service offerings, we intend to consider opportunities for strategic acquisitions or investments in complementary businesses and assets and strategic alliances. Our strategic acquisitions and investments could subject us to uncertainties and risks, including:

•	high acquisition and financing costs;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve our intended objectives, benefits or revenue-enhancing opportunities;

•	costs associated with, and difficulties in, integrating acquired businesses and managing a larger business;

•	potentially significant goodwill impairment charges;

•

potential claims or litigation regarding our board’s exercise of its duty of care and other duties required under applicable law in connection with any of our significant acquisitions or investments approved by the board; and

•	diversion of our resources and management attention.

Our failure to address these uncertainties and risks may have a material adverse effect on our liquidity, financial condition and results of operations. In addition, we establish strategic alliances with various third parties, such as sub-licensing arrangements for content and revenue sharing agreements with e-commerce companies, to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business and results of operations.

We may not be able to manage our expansion effectively.

We have experienced rapid growth since we commenced our online video business in 2006. According to iResearch, the number of our monthly unique visitors from homes and offices increased from approximately 50 million in December 2007 to approximately 231 million in March 2011, and the number of monthly unique visitors from Internet cafes increased from approximately 36 million in December 2008 to approximately 52 million in February 2011. Our market share in terms of total user time spent viewing online videos in China increased from 36% in 2009 to 37% in 2010, according to iResearch, and the number of our brand advertisers increased from 141 in 2008 to 303 in 2009 and to 423 in 2010 and from 169 in the three months ended March 31, 2010 to 216 in the three months ended March 31, 2011. In addition, the number of our employees grew rapidly from 100 as of December 31, 2007 to 593 (exclusive of over 300 contract employees responsible for content screening and monitoring) as of March 31, 2011. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with content providers, advertisers, advertising agencies and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

Disruption or failure of our systems could impair our users’ online video experience and adversely affect our reputation.

Our ability to provide users with a high-quality online video experience depends on the continuous and reliable operation of our systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our website and decrease the overall effectiveness of our website to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt our reputation and cause our users and advertisers to switch to our competitors’ websites. Our systems and proprietary content delivery network, or CDN are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our systems. We have experienced service interruptions for up to three hours in the past which typically were caused by (i) overload of our servers; (ii) unexpected overflow of user traffic; and/or (iii) service malfunction of the telecommunications operators, such as power outage of Internet data centers or network transmission congestion. We may continue to experience similar interruptions in the future despite our continuous efforts to improve our systems. Since we host our servers at third-party Internet data centers, any natural disaster or unexpected closure of Internet data centers operated by third-party providers may result in lengthy service interruptions.

If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our users’ experience with us may be negatively affected, which in turn, may have a material and adverse effect on our reputation. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions.

Undetected programming errors could adversely affect our user experience and market acceptance of our video programs, which may materially and adversely affect our business and results of operations.

The video programs, including advertising video programs, on our website may contain programming errors that may only become apparent after their release. We receive user feedbacks in connection with programming errors affecting the user experience from time to time, and such errors may also come to our attention during our monitoring process. We generally have been able to resolve such programming errors in a timely manner. However, we cannot assure you that we will be able to detect and resolve all these programming errors effectively. Undetected audio or video programming errors or defects may adversely affect user experience and cause our advertisers to reduce their use of our services, any of which could materially and adversely affect our business and results of operations.

Our business, financial condition and results of operations may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets have experienced significant disruptions since 2008 and the effect of the crisis persisted in 2009 and 2010. China’s economy has also faced challenges. To the extent that there have been improvements in some areas, it is uncertain whether such recovery is sustainable. Since we derive substantially all of our revenues from online advertising in China and the advertising industry is particularly sensitive to economic downturns, our business and prospects may be affected by economic conditions in China. A slowdown in China’s economy may lead to a reduced amount of advertising activities, which could materially and adversely affect our financial condition and results of operations.

Moreover, a slowdown in the global or Chinese economy or the recurrence of any financial disruptions may have a material and adverse impact on financings available to us. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the equity markets. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of the Chinese economy may impact our business in the long term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by a further global economic downturn or the slowdown of the Chinese economy.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success depends on the continuous efforts and services of Mr. Victor Koo, our founder, chairman and chief executive officer, and other members of our experienced senior management team, including Mr. Dele Liu, our director, chief financial officer and senior vice president, Mr. Leo Jian Yao, our chief technology officer, Mr. Frank Ming Wei, our senior vice president of operations, and Mr. Sunny Xiangyang Zhu, our chief content editor. We have not experienced attrition of our senior management team since we were established. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our operations depend on the performance of the Internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our Youku.com website regularly serves a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our website. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. If Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be harmed. Moreover, the agreements we have entered into with domestic telecommunications carriers to host our servers typically have terms of approximately one year and are renewable subject to early termination. If we are not able to renew such hosting services agreements with the telecommunications carriers when they expire and are not able to enter into agreements with alternative carriers at commercially reasonable terms or at all, the quality and stability of our services may be adversely affected.

We have granted, and may continue to grant, stock options under our stock option scheme, which may result in increased share-based compensation expenses.

We adopted a stock option scheme, or the Plan, on December 1, 2005, which was amended on March 26, 2007, June 20, 2008, December 16, 2009 and September 9, 2010. As of March 31, 2011, options to purchase a total of 138,742,735 ordinary shares of our company were outstanding under the 2006 Stock Option Scheme. See “Item 6.B—Compensation of Directors and Executive Officers—Share Incentive Plan” for detailed discussion. In November 2010, we adopted our 2010 Share Incentive Plan that permits the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units. As of the date of this annual report, we have not granted any awards under the 2010 Share Incentive Plan. For the years ended December 31, 2008, 2009, 2010 and the three months ended March 31, 2011, we recorded RMB3.7 million, RMB4.6 million, RMB12.0 million

(US$1.8 million) and RMB5.4 million (US$0.8 million), respectively, in share-based compensation expenses. We believe the granting of stock options is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant stock options to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

In preparing our consolidated financial statements, we have identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a significant deficiency, or combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Prior to our initial public offering in December 2010, we were a private company and had limited accounting personnel and other resources with which to address our internal control over financial reporting. In preparing our consolidated financial statements for the three years in the period ended December 31, 2009 included in our registration statement on Form F-1 filed in connection with our 2010 initial public offering, we and our independent registered public accounting firm identified material weaknesses and other control deficiencies in our internal control over financial reporting.

The material weaknesses identified related to an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP and SEC regulations in internal control over our financial reporting obligations, a lack of qualified staff to support our chief financial officer in financial reporting activities, a lack of an appropriate level of controls regarding the establishment and maintenance of an oversight function for those charged with governance, and communication of internal control, policies and procedures to support our activities, and a lack of effective monitoring activities to ensure the accuracy and completeness of our financial statements and related disclosures. During the audit of our consolidated financial statements for the year ended December 31, 2010, we and our independent registered public accounting firm determined that a number of control deficiencies, including the above-mentioned material weaknesses, continue to exist. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the number of control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Following the identification of the material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to remedy the material weaknesses identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We will need to incur costs and use management and other resources in order to comply with Section 404.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. We do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of online video and online advertising services. Specifically, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiary, 1Verge Internet and two consolidated affiliated entities in the PRC, namely, 1Verge Information and Jiaheyi, and their respective shareholders. 1Verge Information holds the licenses and permits necessary to conduct our online video, online advertising and related businesses in China. Our contractual arrangements with 1Verge Information and Jiaheyi and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see also “Item 4. Information on the Company—C. Organizational Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in online video and advertising businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. If we had direct ownership of 1Verge Information and Jiaheyi, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of 1Verge Information or Jiaheyi, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control. In addition, our contractual arrangements generally have a term of ten years with an automatic extension of another ten years, which is subject to 1Verge Internet’s unilateral termination right. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of 1Verge Information or Jiaheyi may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial ten-year term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities. We may replace the shareholders of our consolidated affiliated entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.” Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.

Our consolidated affiliated entities and their respective shareholders may fail to take certain actions required for our business or follow our instructions despite their contractual obligations to do so. If they fail to perform their obligations under their respective agreements with us, we may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, which may not be effective.

Under the equity pledge agreements among 1Verge Internet and the respective shareholders of 1Verge Information and Jiaheyi, these shareholders pledged all of their equity interests in 1Verge Information and Jiaheyi to 1Verge Internet. Our PRC counsel, TransAsia Lawyers, has advised us that these pledges were duly created and effective given that such pledges have already been duly registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law. As a result, if any of 1Verge Information, Jiaheyi or any of their respective shareholders breaches its obligations under the contractual arrangements, we may be able to successfully enforce the pledges.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in certain other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be adversely affected. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among 1Verge Internet, our wholly owned subsidiary in China, our consolidated affiliated entities in China and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose interest on late payments on our consolidated affiliated entities for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly or if they are required to pay interest on late payments.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

Ms. Qiong Qin and Mr. Dele Liu are shareholders of the consolidated affiliated entities. Ms. Qin is the wife of our founder and chief executive officer, and she does not have any equity interest or management position at our company. Mr. Liu is our director, chief financial officer and senior vice president. We provide no incentives to Ms. Qin and Mr. Liu for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of our consolidated affiliated entities. We may replace Ms. Qin and Mr. Liu as the shareholders of our consolidated affiliated entities at any time pursuant to the amended and restated equity option agreements. As a director and executive officer of our company, Mr. Liu has a duty of loyalty and care to us under Cayman Islands law. In addition, each of Ms. Qin and Mr. Liu has executed a power of attorney to appoint Mr. Victor Koo, the person designated by 1Verge Internet and the founder of our company, to vote on her/his behalf and exercise the full voting rights as the shareholder of the consolidated affiliated entities. We are not aware that other publicly listed companies with a similar corporate and ownership structure as ours have brought conflicts of interest claims against the shareholders of their respective consolidated affiliated entities. However, we cannot assure you that when conflicts arise, Ms. Qin and Mr. Liu will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Ms. Qin and Mr. Liu, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

We may rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our wholly owned PRC subsidiary, 1Verge Internet, and our wholly owned Hong Kong subsidiary, Jet Brilliant, which is the direct holding company of Jet Brilliant Beijing, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If 1Verge Internet or Jet Brilliant, as the case may be, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements 1Verge Internet currently has in place with our consolidated affiliated entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, 1Verge Internet and Jet Brilliant Beijing, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as 1Verge Internet and Jet Brilliant Beijing are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of March 31, 2011, the registered capital of 1Verge Internet and Jet Brilliant Beijing was US$95,200,000 and RMB1,000,000, respectively. 1Verge Internet has incurred a loss of

RMB128.7 million from incorporation to March 31, 2011 and Jet Brilliant Beijing has incurred a loss of RMB0.03 million from the date of acquisition to March 31, 2011. As they have not made any profits to date, they have not been subject to the statutory reserve fund requirements and have not set aside any money to fund the statutory reserve funds or staff welfare and bonus funds. Our PRC subsidiaries have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of March 31, 2011, our PRC subsidiaries had accumulated deficits of RMB128.7 million (US$19.7 million) in accordance with PRC accounting standards and regulations. Substantially all of their revenues have been used to fund our business operations or expansion.

Any limitation on the ability of 1Verge Internet or Jet Brilliant Beijing to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may limit our use of the proceeds from public offerings, our ability to finance our PRC subsidiaries or to fund our expansion or operations.

In utilizing the proceeds we received from the follow-on public offering we completed in May 2011 and our initial public offering in December 2010 or in other financing activities, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing ones or newly established ones, must be approved by the PRC Ministry of Commerce or its local counterparts;

•

loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branches; and

•

loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

In August, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. We expect that if we convert the foreign-denominated currency into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. Such business scope includes “technical services,” which we believe permits our

PRC subsidiaries to purchase or lease servers and other equipment for their own technical data and research and to provide operational support to our consolidated affiliated entities. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

We expect that the PRC regulations of loans and direct investment by offshore holding companies to PRC entities may continue to limit our use of the proceeds we received from the follow-on public offering and our initial public offering or from other financing sources. There are no costs associated with registering loans or capital contributions with relevant PRC governmental authorities, other than nominal processing charges. Under the relevant PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from public offerings for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of our public offerings and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

We may be unable to collect long-term loans extended to the shareholders of our consolidated affiliated entities.

As of March 31, 2011, we have made long-term interest-free loans in an aggregate principal amount of RMB20.1 million (US$2.9 million) to the shareholders of our consolidated affiliated entities to enable them to fund the initial capitalization and the subsequent financial requirements of our consolidated affiliated entities. The initial term for such loans is ten years and will be automatically extended for another ten years unless we give a three-month written notice prior to the expiration of the initial term. We may in the future make additional loans to the shareholders of our consolidated affiliated entities in China in connection with any increase in the capitalization or financial requirements of these entities to the extent necessary and permissible under applicable PRC laws and regulations. Our ability to collect these long-term loans will depend on the profitability and results of operations of these consolidated affiliated entities, which is uncertain.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and consolidated affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of any violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We believe that trademarks, trade secrets, copyright, and other intellectual property we use are important to our business. We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Protection of intellectual property rights in China may not be as effective as in the United States or other jurisdictions, and as a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

•

We only have contractual control over our website. We do not own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including Internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

•

There are uncertainties relating to the regulation of Internet businesses in China, including evolving licensing practices. This means that permits, licenses or operations at some of our companies may be subject to challenge, or we may fail to obtain permits or licenses that may be deemed necessary for our operations or we may not be able to obtain or renew certain permits or licenses. The major permits and licenses that could be involved include, without limitation, the Internet Audio/Video Program Transmission License (including ancillary licenses covering services of live broadcasting on general social and cultural activities, sports games or other similar activities, search functionality for services of online audio/video programs and services of distribution of audio/video programs to mobile phones) issued by the SARFT, the Internet Culture Operation Permit issued by the Ministry of Culture, the Value-Added Telecommunications Services Operation Permit issued by the MIIT, the Telecommunications and Information Services Operation Permit issued by the Beijing Communications Administration, the Internet News Information Services License issued by the SCIO, the Internet Medical Information Services License issued by the State Food and Drug Administration and the Internet Publication License issued by the GAPP. If we fail to maintain any of these required licenses or approvals, we may be subject to various penalties, including fines and discontinuation of, or restriction on, our operations. Any such disruption in our business operations may have a material and adverse effect on our results of operations.

•

The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the SCIO, the MIIT and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry. Further, new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online video and online advertising businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties.

In July 2006, the MIIT, the predecessor of which is the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunications services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunications business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunications carriers and other service providers to host the servers used in our business were entered into by 1Verge Information, our PRC consolidated affiliated entity, and such arrangements are in compliance with the notice. 1Verge Information also owns the related domain names and holds the ICP license necessary to conduct our operations in China, while the related trademarks are owned by 1Verge Internet, our wholly owned subsidiary. There remain significant uncertainties with respect to the procedural requirements involved in effecting the transfer of trademarks from 1Verge Internet to our consolidated affiliated entity, 1Verge Information. It is also unclear as to which, if not all, of the trademarks that 1Verge Internet owns will be subject to the transfer requirement under this notice. To our knowledge, in practice, the notice has not been enforced in respect of trademarks. We have not been required by the MIIT or its local branch to transfer the relevant trademarks held by 1Verge Internet to 1Verge Information. If the relevant government authority strictly enforces the notice, we will be required to transfer the related trademarks to 1Verge Information, which may be time consuming. If we fail to do so, the relevant governmental authority has the discretion to revoke 1Verge Information’s value-added telecommunications license or impose other penalties, including fines.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain any new licenses required under any new laws or regulations. There are also risks that we may be found to violate the existing or future laws and regulations given the uncertainty and complexity of China’s regulation of Internet business.

Fluctuations in exchange rates may have a material adverse effect on your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our revenues and costs are denominated in Renminbi. At the Cayman Islands holding company level, we rely entirely on dividends and other fees paid to us by our subsidiaries and consolidated affiliated entities in China. Any significant revaluation of the Renminbi may materially and adversely affect our cash flows, net revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, an appreciation of the Renminbi against the U.S. dollar would make any new Renminbi-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange loss may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly owned PRC subsidiary, 1Verge Internet, and our wholly owned Hong Kong subsidiary, Jet Brilliant, which is the direct holding company of Jet Brilliant Beijing, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends by our PRC subsidiaries to our company either directly or through Jet Brilliant and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With prior approval from SAFE, cash generated from the operations of our PRC subsidiaries and affiliated entities may be used to pay off debt in a currency other than the Renminbi owed by our subsidiaries and affiliated entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. If either or both of our consolidated affiliated entities liquidate, the proceeds from the liquidation of their assets may be used outside of the PRC or be given to investors who are not PRC nationals. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective in September 2006 and was amended in June 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in August 2008, were triggered.

We may grow our business in part by directly acquiring complementary businesses in China. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose vehicles, or SPVs, by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, effective on November 1, 2005. To further clarify and simplify the implementation of the SAFE Circular No. 75, the SAFE issued the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 19 on May 20, 2011, which will take into effect on July 1, 2011. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in SPVs will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV, and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at such PRC subsidiaries who are held directly liable for the violations may be subject to administrative sanctions.

The shareholders of our consolidated affiliated entities, Ms. Qiong Qin and Mr. Dele Liu, both of whom are PRC citizens, have not conducted any direct or indirect offshore investment activities or held any shares, directly or indirectly in any of our offshore entities. Therefore, these PRC resident shareholders are not required to file the registrations and amendments pursuant to SAFE Circular No. 75 and related rules. Mr. Victor Koo, our founder and chief executive officer, who is a permanent resident of Hong Kong, stays in mainland China for over 183 days per annum. However, as a result of our inquiries with the competent local branch of SAFE responsible for our PRC subsidiaries’ foreign exchange registrations, we were informed that, given the lack of any publicly-available implementing rules or official interpretations issued by the SAFE regarding the issue of whether the registration and amendment filing requirements under SAFE Circular No. 75 and related rules should apply to non-PRC citizens, Mr. Koo should not be deemed a PRC resident for these purposes, and any attempt to submit an application to such local SAFE branch with respect to Mr. Koo’s investment and shareholdings in our offshore SPV will not be officially accepted or examined. In addition, Ms. Qiong Qin should not be required to make an application with respect to Mr. Koo’s offshore SPV activities merely by virtue of being Mr. Koo’s wife.

However, we cannot conclude that the SAFE or the local branch responsible for our PRC subsidiaries’ foreign exchange registrations will not later alter its position on, and interpretation of, the applicability of these foreign exchange regulations to Mr. Koo or the PRC resident shareholders of our consolidated affiliated entities. In the event the registration procedures set forth in these foreign exchange regulations become applicable to Mr. Koo or the PRC resident shareholders of our consolidated affiliated entities, we will urge these individuals to, and they will, file necessary registrations and amendments as required under SAFE Circular No. 75 and related rules. However, as SAFE regulations and policies have been evolving rapidly in the past few years, we cannot assure that all of these individuals can successfully make or update any applicable registration or obtain the necessary approval required by these foreign exchange regulations as these individuals may not be able to fully satisfy the new requirements or interpretations that SAFE or its local branch may impose or adopt from time to time. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and there is uncertainty concerning the reconciliation of the new regulations with the approval requirements under other existing PRC laws and regulations, such as tax laws, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In March 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rules. Under these rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in an overseas publicly-listed company are required to register with SAFE and complete certain other procedures. For participants of an employee stock ownership plan, an overseas custodian bank should be retained by the PRC agent, which could be the PRC subsidiary of such overseas publicly-listed company, to hold on trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a stock option plan, the PRC agent is required to retain a financial institution with stock brokerage qualification at the place where the overseas publicly-listed company is listed or a qualified institution designated by the overseas publicly-listed company to handle matters in connection with the exercise or sale of stock options for the stock option plan participants. For participants who had already participated in an employee stock ownership plan or stock option plan before the date of the Stock Option Rules, the Stock Option Rules require their PRC employers or PRC agents to complete the relevant formalities within three months of the date of this rule. We and our PRC citizen employees who participate in an employee stock ownership plan or a stock option plan are subject to these regulations as a publicly-listed company in the United States. We and our employees are in the process of making such application and intend to complete all the requisite procedures in accordance with the Stock Option Rules. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Stock Options Plan.”

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, in December 2009, with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate of less than 12.5% or (ii) does not impose income tax on foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On March 28, 2011, the SAT released the SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country/region where the overseas holding company is a resident.

There is uncertainty as to the application of SAT Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. Moreover, the relevant authority has not yet promulgated any formal provisions or made any formal declaration as to the process and format for reporting an Indirect Transfer to the competent tax authority of the relevant PRC resident enterprise. In addition, there are not any formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. SAT Circular 698 may be determined by the tax authorities to be applicable to our private equity financing transactions where non-resident investors were involved, if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or such non-resident investors’ investments in us.

Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations.

China passed a new PRC Enterprise Income Tax Law, or the New EIT Law, and its implementation rules, both of which became effective on January 1, 2008. The New EIT Law significantly curtails tax incentives granted to foreign-invested enterprises under the PRC Enterprise Income Tax Law concerning Foreign-Invested Enterprises and Foreign Enterprises, or the Old EIT Law, which was effective prior to January 1, 2008. The New EIT Law, however, (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

The New EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain new qualification criteria. 1Verge Information, our consolidated affiliated entity, was recognized by the Beijing Municipal Science and Technology Commission as a “high and new technology enterprise” on April 27, 2006 and was reaffirmed as such on December 14, 2009, and therefore was eligible for the reduced 15% enterprise income tax rate upon its filing with the relevant tax authority. The qualification as a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. If 1Verge Information fails to maintain its “high and new technology enterprise” qualification or renew its qualification when the relevant term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations.

Preferential tax treatment granted to our subsidiaries and consolidated affiliated entities by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly owned PRC subsidiary will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations.

Under the New EIT Law and its implementation rules, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.” The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—PRC Enterprise Income Tax.” Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in the SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test may be applied in determining the tax resident status of offshore enterprises.

According to the SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in the SAT Circular 82 are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We do not believe that either Youku.com Inc. or its Hong Kong subsidiary, Jet Brilliant, meets all of the conditions above. Each of Youku.com Inc. and Jet Brilliant is a company incorporated outside the PRC. As holding companies, these two entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with similar corporate structures ever having been deemed to be a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that neither Youku.com Inc. nor Jet Brilliant should be treated as a “resident enterprise” for PRC tax purposes if the criteria for a “de facto management body” as set forth in the SAT Circular 82 were deemed applicable to us. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Under the Old EIT Law applicable to us prior to January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as 1Verge Internet and Jet Brilliant Beijing, were exempt from PRC withholding tax. Pursuant to the New EIT Law and its implementation rules, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. We are a Cayman Islands holding company and we plan to conduct our advertising business and derive substantially all of our income from dividends through Jet Brilliant Beijing, which is 100% owned by Jet Brilliant, our wholly owned subsidiary located in Hong Kong. As long as Jet Brilliant, our Hong Kong subsidiary, is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of Jet Brilliant Beijing, dividends that it receives from Jet Brilliant Beijing may be subject to withholding tax at a preferential rate of 5% under the Arrangement between the PRC and the Hong Kong Special

Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, upon receiving approval from the local tax authority. However, if Jet Brilliant, our Hong Kong subsidiary, is not considered to be the beneficial owner of such dividends under applicable tax regulations, such dividends would be subject to withholding tax at a rate of 10%. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—Dividends Withholding Tax.” Our PRC subsidiaries have not paid any dividends, and do not currently plan to pay dividends in the future, as they continue to incur losses, to our company or Jet Brilliant, our Hong Kong subsidiary, as the case may be. We have not obtained the approval mentioned above from the local tax authority and do not currently plan to do so in the near future.

We have been advised by our PRC counsel, TransAsia Lawyers, that because there remains uncertainty regarding the interpretation and implementation of the New EIT Law and its implementation rules, it is uncertain whether, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. If we are required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, your investment in our ordinary shares or ADSs may be materially and adversely affected.

The enforcement of the Labor Contract Law and other labor-related regulations in the PRC may adversely affect our business and our results of operations.

In June 2007, the Standing Committee of the National People’s Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law introduces specific provisions related to fixed-term employment contracts, part-time employment, probation, consultation with labor union and employee assemblies, employment without a written contract, dismissal of employees, severance, and collective bargaining, which together represent enhanced enforcement of labor laws and regulations. According to the Labor Contract Law, an employer is obliged to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Further, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. The employer must also pay severance to an employee in nearly all instances where a labor contract, including a contract with an unlimited term, is terminated or expires. In addition, the government has continued to introduce various new labor-related regulations after the Labor Contract Law. Among other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. As a result of these new regulations designed to enhance labor protection, our labor costs are expected to increase. In addition, as the interpretation and implementation of these new regulations are still evolving, we cannot assure you that our employment practice will at all times be deemed in full compliance with the new regulations. If we are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, our business and results of operations may be adversely affected.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on December 8, 2010, the trading price of our ADSs have ranged from US$25.57 to US$69.95 per ADS, and the last reported trading price on June 9, 2011 was US$32.97 per ADS.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors within and outside our control including, but not limited to, the following:

•	regulatory developments affecting us, our advertisers or our industry;

•	announcements of studies and reports relating to the quality of our services or those of our competitors;

•	changes in the economic performance or market valuations of other companies that provide online video or online advertising;

•	actual or anticipated fluctuations in our quarterly results of operations and changes of our expected results;

•	changes in financial estimates by securities research analysts;

•	conditions in the online video or online advertising industry;

•	announcements by us or our competitors of new services, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Subject to certain exceptions, in respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three votes per share. We issued Class A ordinary shares represented by ADSs in our initial public offering in December 2010 and the follow-on public offering in May 2011. Since our initial public offering in December 2010, (i) all ordinary shares previously held by 1Look Holdings Ltd., which is wholly owned by our founder, chairman and chief executive officer, Victor Koo, and its affiliates have been automatically re-designated as Class B ordinary shares on a 1-for-1 basis, (ii) all preferred shares previously held by Chengwei Partners, L.P., Chengwei Ventures Evergreen Fund, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds, and their affiliates have been automatically converted into Class B ordinary shares each on a 1-for-1 basis, and (iii) all preferred shares previously held by our shareholders other than Chengwei Funds or their affiliates have been automatically converted into Class A ordinary shares on a 1-for-1 basis. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers attached to these two classes, Victor Koo and Chengwei Funds beneficially own approximately 58.78% of the aggregate voting power of our company immediately after the completion of our follow-on offering in May 2011 and have considerable influence over matters requiring shareholder approval, subject to certain exceptions. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of May 31, 2011, we had 2,047,746,490 ordinary shares outstanding including 549,627,390 Class A ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding are available for sale, except for those ordinary shares held by our directors and officers, which are subject to a 90-day lock-up period from May 20, 2011, and those ordinary shares held by the selling shareholders who participated in our follow-on public offering, which are subject to an additional lock-up period from May 20, 2011 until the earlier of (1) the date 90 days after May 20, 2011 and (2) the second day on which the New York Stock Exchange is open for trading following the date of our public disclosure of our financial results for the quarter ending on June 30, 2011, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. Any or all of the shares that are subject to the lock-up restrictions may be released prior to the expiration of the lock-up periods at the discretion of Goldman Sachs (Asia) L.L.C., as representative of the underwriters in connection with our follow-on public offering. To the extent shares are released before the expiration of either lock-up period and sold into the market, the market price of our ADSs may decline. In addition, the shareholders of 1Verge Holdings Ltd., which directly holds a total of 626,773,149 Class B ordinary shares of our company, have agreed among themselves not to sell our shares through 1Verge Holdings Ltd. without the unanimous consent of 1Verge Holdings Ltd.’s board of directors for a period of two years from December 8, 2010. In the event that the shareholders of 1Verge Holdings Ltd. decide to release themselves from the two-year lock-up restrictions and sell our ordinary shares into the market, the market price of our ADSs may decline.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares, subject to the additional lock-up period in connection with the follow-on public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

We have incurred increased costs as a result of being a public company, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

As a public company, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. These rules and regulations have increased our legal, accounting and financial compliance costs and made some of our corporate activities more time-consuming and costly. Also, we have incurred additional costs associated with satisfying our public company reporting requirements. We are evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional future costs we may incur or the timing of such costs.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.

Except as described in this annual report and in the deposit agreement, holders of our ADSs are not able to exercise voting rights attaching to the Class A ordinary shares represented by our ADSs on an individual basis. Pursuant to the deposit agreement, holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the Class A ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	we have informed the depositary that a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law, we conduct substantially all of our operations in China and substantially all of our directors and officers reside outside the United States.

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and consolidated affiliated entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2010 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our memorandum and articles of association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could have the effect of depriving our shareholders of the opportunity to sell their shares, including shares represented by ADSs, at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our corporate actions are substantially controlled by our directors, executive officers and other principal shareholders, who can exert significant influence over important corporate matters, which may reduce the price of our ADSs and deprive you of an opportunity to receive a premium for your shares.

As of May 31, 2011, our directors, executive officers and principal shareholders beneficially own approximately 71.1% of our outstanding ordinary shares, representing 82.4% of our total voting power. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. A non-United States corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on our current income and assets, we do not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is unclear, we treat 1Verge Information and Jiaheyi as being owned by us for United Stated federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of 1Verge Information and Jiaheyi for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2011 and for any subsequent taxable years. While we do not anticipate being a PFIC in 2011, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to be a PFIC for 2011 or subsequent taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the taxable year 2011 or any future taxable year.

If we were to be or become treated as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—Material United States Federal Income Taxation”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are so treated, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election or “deemed dividend” election with respect to the ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become treated as a PFIC. For more information see “Item 10. Additional Information—Taxation—Material United States Federal Income Taxation—Passive Foreign Investment Company Considerations.”

ITEM 4	INFORMATION ON THE COMPANY

A	History and Development of the Company

On September 20, 2005, our founder, Victor Wing Cheung Koo, incorporated 1Verge Inc. in the Cayman Islands. On June 20, 2008, we changed the company name from 1Verge Inc. to Youku.com Inc. On November 14, 2005, we established our wholly owned subsidiary, 1Verge Internet Technology (Beijing) Co., Ltd., or 1Verge Internet, in Beijing, China. On April 27, 2010, we acquired all of the equity interest in Jet Brilliant Limited, or Jet Brilliant, a Hong Kong company, which wholly owns Beijing Jet Brilliant Advertising Co., Ltd., or Jet Brilliant Beijing, an advertising company established in Beijing, China. Jet Brilliant operates as our intermediary holding company. See Item 4.C, “Organizational Structure” for a diagram illustrating our corporate structure as of December 31, 2010.

On December 8, 2010, our ADSs began trading on the New York Stock Exchange under the ticker symbol “YOKU.” We issued and sold a total of 18,224,855 ADSs, representing 328,047,390 Class A ordinary shares, at an initial offering price of $12.80 per ADS. On May 25, 2011, we completed a follow-on offering of 12,310,000 ADSs by our Company and certain of our pre-IPO investors, representing 221,580,000 Class A ordinary shares, at a price of US$48.18 per ADS.

Our principal executive offices are located at 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing, 100080, the People’s Republic of China. Our telephone number at this address is +86 (10) 5885-1881. Our registered office in the Cayman Islands is located at Clifton House, 75 Fort Street, P.O. Box 1350, Grand Cayman, KY1-1108 Cayman Islands. Our telephone number at this address is +1 (345) 949-4900. We also have three representative offices in Shanghai, Guangzhou and Chengde, and a branch in Xi’an, China. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B	Business Overview

Overview

We are the leading Internet television company in China in terms of market share measured by total user time spent viewing online videos in China in 2010, according to iResearch. Our Internet television platform enables consumers to search, view and share high-quality video content quickly and easily across multiple devices. We believe our continuous focus on offering a superior user experience has enabled us to become the largest Internet television company in China and elevated our Youku brand, which stands for “what’s best and what’s cool” in Chinese, to be the most recognized online video brand in China according to a 2010 survey conducted by an affiliate of the Chinese Academy of Sciences. According to iResearch, we had approximately 231 million monthly unique visitors from homes and offices in March 2011 and approximately 52 million monthly unique visitors from Internet cafes in February 2011. We had a 37% market share in terms of total user time spent viewing online videos in China in 2010, according to iResearch. In 2010, we had an implied market share of approximately 21% in terms of online video advertising spend in China, based on iResearch’s estimated total online video advertising spend in China. According to Google’s Ad Planner, in terms of unique visitors, we ranked in the top 5 in China and top 15 worldwide for each of the first two months of 2011, an improvement from 7th and 19th in China and worldwide in April 2010, respectively.

As a video content aggregator in China, we are well-positioned to benefit from the market growth potential in China’s highly fragmented and tightly regulated content production and distribution markets, where less than half of the professionally produced television serial dramas and movies each year are aired on television or released in theaters. We have built an extensive and comprehensive online video content library. The majority of the videos on our website are professionally produced content, such as television serial dramas, movies, variety shows, current events reports and music videos. The remaining content is comprised of user-generated content and in-house productions. We license professionally produced video content typically at fixed rates for a specified term. The terms of our licenses vary depending on the type of content and producer, though the terms for television serial dramas and movies typically range from one to five years. We generally renew our licenses when they expire. As of March 31, 2011, our video content library contained more than 2,100 movie titles, 1,500 television serial drama titles and over 246,000 hours of other professionally produced content, including 214 variety shows.

Our mission is to become the primary source of video content for the Chinese population across any Internet-enabled device. Leveraging our proprietary CDN comprised of over 6,400 servers as of March 31, 2011, we provide fast streaming and upload speed. At the same time, our comprehensive content library, coupled with an easy-to-use online interface, facilitates our providing a superior user experience, according to a 2010 survey by China Internet Week, a magazine affiliated with the Chinese Academy of Sciences. As a result, our Internet television platform attracts a nationwide audience, the majority of which resides in China’s more affluent urban areas.

We currently derive substantially all of our revenues from online advertising services. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. We strive to promote a healthy advertising environment on our website to attract mainstream brand advertisers. We believe our differentiated sales proposition has contributed to the rapid increase in the number of international and domestic brand advertisers, which increased from 141 in 2008 to 303 in 2009 and to 423 in 2010 and from 169 in the three months ended March 31, 2010 to 216 in the three months ended March 31, 2011.

The desirable demographic characteristics of our large user base as well as our differentiated advertising solutions and environment are key factors driving the fast growth in our online advertising revenues. We believe that wireless and web-based subscription services, which we plan to formally launch in the foreseeable future, will also increasingly contribute to our net revenues over time. As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies that purchase our advertising services and recognize revenues net of these commissions. Our net revenues increased from RMB33.0 million in 2008 to RMB153.6 million in 2009 and to RMB387.1 million (US$58.7 million) in 2010.

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services and advertising businesses in China, we operate our business primarily through our consolidated affiliated entities in China. We do not hold equity interests in our consolidated affiliated entities. However, through a series of contractual arrangements with these consolidated affiliated entities and their respective shareholders, we effectively control, and are able to derive substantially all of the economic benefits from, these consolidated affiliated entities.

Our Users

Our extensive and comprehensive video content library and user-friendly online interface have enabled us to attract more monthly unique visitors than any other online video company in China. According to iResearch, we had approximately 231 million monthly unique visitors from homes and offices in March 2011 and approximately 52 million monthly unique visitors from Internet cafes in February 2011. A majority of these visitors reside in China’s more affluent urban areas. We do not purchase user traffic from third parties. A majority of user visits to our website originate from direct navigation, with the remainder from organic search results or third-party website links connecting to us.

Products and Services for Users

Our Internet television platform is designed to enable our users to search, view and share online video content quickly and easily. We offer the following products and services at Youku.com to users.

Online Video Content

We have an extensive and comprehensive video content library consisting primarily of professionally produced content including television programs and movies, and, to a lesser extent, user-generated content and in-house productions. We are currently focused on further expanding our collection of professionally produced content, particularly popular and in-season television serial dramas, movies and variety shows.

Professionally produced content. A majority of our user traffic is attributable to professionally produced content primarily across the following five categories: television serial dramas; movies; current event reports; variety shows and music videos. As of March 31, 2011, we licensed more than 2,100 movie titles, 1,500 television serial drama titles and over 246,000 hours of other professionally produced content, including 214 variety shows. The providers of professionally produced content in China are highly fragmented and primarily include media production companies, professional studios, copyright distributors, television stations and music companies. We have established long-term relationships with more than 1,500 professional media content providers, either directly or through third-party copyright distributors. We seek to offer users a diverse collection of television serial dramas and other programs and movies. For example, we offered approximately 26,400, 7,400 and 11,600 episodes of television serial dramas produced in (i) mainland China, (ii) Korea, and (iii) Hong Kong and Taiwan, respectively, as of March 31, 2011. We set our content syndication milestones each year to expand our content library primarily based on our content budget and the development of bandwidth infrastructure in China:

•	During 2006 and 2007, we mainly licensed short-form content from television stations, independent studios and record companies.

•	In 2008, we focused on licensing library television serial dramas and movies.

•	In 2009, we started to license current television serial dramas and recent post-theatrical release movies and commenced cooperation with major international media production companies.

•

In 2010, we started to license professionally produced content relating to sports, animations and international movies and television programs. For example, we licensed from China Network Television all of the soccer games of the 2010 FIFA World Cup and provide them on our website on demand.

We license professionally produced video content typically at fixed rates for a specified term. The terms of our licenses for professionally produced content vary depending on the type of content and produces, however, the terms for movies and television serial dramas typically range from one to five years. We generally renew our licenses when they expire. Payments of licensing fees are generally made in installments throughout the duration of the licenses. In certain cases, we have the right of first refusal to purchase new content produced by the licensor.

Guided user-generated content. We have supported the grassroots culture of user-generated content by launching two prominent and easy-to-use programs: Youku Paike ( ) and Youku Niuren ( ). Youku Paike was founded on the basis of “looking around and sharing what you see with the world.” Participants in Youku Paike use easily-accessible video recording devices, such as video cameras and mobile phones, to record exciting or current events and share them on our website. Youku Niuren, on the other hand, serves as a platform for our users to share videos recording ordinary people with unusual talents. We guide users to generate specific types of content by, among other things, sponsoring competitions based on certain themes, such as current events or timely topics. We grant daily awards to winners of the competitions. Some of these videos attract large audiences and are subsequently broadcast by major television stations. Since 2009, we have also hosted Youku Niuren galas in Beijing and Shanghai and granted awards to the most talented competitors. We believe our guided user-generated content effectively promotes our brand and improves the quality of our content library.

Given the short history of the use of video recording devices in China, we encourage people to participate in sharing user-generated videos by offering an easy-to-use video upload platform, featuring high uploading speed and capacity. Our platform allows users to upload videos larger than one gigabit on Youku.com with just a few clicks. It supports synchronized multi-uploading, allows resumption of disrupted uploading by automatically connecting the disrupted pieces and is compatible with most video formats.

In-house productions. As one of the few Internet television companies in China with a permit for radio and television program production and operation, we produce a wide spectrum of content, including sponsored web serial dramas, reality shows, interviews and variety shows. We promote our in-house productions under our prominent brand Youku Originals ( ).

We focus on producing web serial dramas and variety shows for our young, educated and urban user base. Many of these programs are partially funded by proceeds from embedded product placements. We strive to make such product placements more effective by cooperating with reputable producers, directors and media organizations and creating storylines consistent with the brands’ or products’ marketing initiatives.

Online Video Search and Discovery

Utilizing our search technology and data processing infrastructure, users can find relevant video content and associated information on Youku.com quickly and easily. The Youku.com homepage prominently features a fast-loading search box. After entering a video search query, users receive a list of search results comprised of thumbnail snapshots along with relevant information, such as a video’s title, release date, number of user comments, resolution and video play statistics. Depending on user preferences, search results can be ordered based on criteria such as “most recent,” “most played,” “most commented” and “most bookmarked by members,” and sorted by content category. In April 2010, we commenced beta testing of our video search engine Soku.com which grew its daily unique users to 5.9 million in February 2011, according to iResearch. We officially launched Soku.com in May 2011. In addition to providing general access to our large video content library, our video search technology also enables other features such as advanced search. Advanced search allows users to tailor search queries and narrow results by specifying keyword phrases to be included or excluded, video categories in which to search, the location of keywords, or video play statistics.

We also provide products and services, such as interest-based video channels and popularity ranking indices ( ), to facilitate navigation and content discovery on our website. Our back-office content editors routinely organize our video content into interest-based channels, including Movies, Television Serial Dramas, Variety Shows, Automobiles, Music, Fashion and Style, Travel, Sports and Technology. Each of these channels is easily accessible from our homepage. If a user wants to watch a specific genre of videos, such as music, he or she can access such content through our “Music” channel. On our homepage, we also promote Youku popularity ranking indices, which rank videos based on their popularity or other specified statistics.

Youku Community

We provide online community services to facilitate user communication and interaction. Our online community features help enhance user loyalty and promote beneficial network effects. Specifically, we enable the following functionalities:

•	Video Space. Users can create a personalized video-sharing space, and other users can begin to follow that personalized video-sharing space, effectively creating a personalized channel based on the

Video Space curator’s preferences. Users of our Video Space functionality can manage video uploading to their Video Space, their online friends list, visitor comments and online chats within their Video Space. As of March 31, 2011, we had 86 million Video Space users, including many celebrities and media partners.

•

Real Time Commenting. Users can comment on or rate videos by either clicking on “vote for” or “vote against” buttons or by posting comments below the video for other users to see. Comments made about a video, such as how many people voted for or against it, help other users make an informed decision on whether to watch the video.

•

Youku Kan Bar (Watch Bar) ( ). Users can exchange their perspectives and share their knowledge and experiences with other users through a searchable community message board. Through Youku Kan Bar, users can search and share messages and videos under each topic, participate in various interactive activities such as online polls and post messages. Youku Kan Bar covers popular topics such as society, sports, entertainment and fashion.

Our Other Products and Services

We continuously develop and introduce new products and services to make Youku.com more attractive to current and prospective users. In early 2010, we trial-launched subscription-based online video services featuring advertisement-free premium content, such as high-definition movies. In addition, we have tested using our platform to allow users to access live, streaming events, such as concerts, on a pay-per-view basis. Finally, our product development team continuously strives to extend our platform to be relevant to new technologies and to capture new market opportunities. Recently, notable platform extensions include:

•

Wireless Video Services. Users can now watch Youku.com videos on their 3G mobile phones free of charge from us. We have entered into agreements on a non-exclusive basis with China’s major mobile phone manufacturers to develop and pre-install Youku software client on a variety of major 3G mobile phones. We estimate that as of March 31, 2011, Youku software clients or widgets had been pre-installed on approximately 14.5 million Internet-enabled mobile phones. We also provide free software clients on our website, and on the websites of Apple’s App Store and Google’s Android Market, for our users to download and install on their 3G mobile phones. We estimate that as of March 31, 2011, Youku applications had been installed by over three million iPhone users and over one million iPad users. In May 2011, we also released an updated free iPad application to synchronize our service offerings with the expected launch of Apple’s iPad 2 in China. We have also entered into agreements with China’s major wireless Internet providers on a non-exclusive basis to enable users to watch pay-per-view premium content on their mobile devices.

•

Youku iPhone Channels and iPad Services. We have liaised with local broadcaster CNLive.com to provide on a pilot basis China Unicom’s iPhone subscribers with four Youku video channels: Youku Theatre, Youku Entertainment, Youku Originals and Youku Life. Although we have not entered into a written contract with CNLive.com, we intend to do so when the service model becomes more mature. By logging onto iPhone.wo.com.cn and choosing “Mobile Television,” users can access our online video resources through their iPhones. In addition, our users can access high-definition videos on Youku.com through iPad.

•

P2P Downloadable Software Client “iKu”. Users can download this Youku-developed, proprietary software and install a Youku interface on their computer desktops, download or upload videos from or to our website faster, and transcode videos into different formats, such as mp4 and 3gp, so that users can transfer the videos to portable devices and watch them anytime. The average number of daily online viewers who used our iKu software reached 9.6 million in March 2011, according to iResearch.

Our Advertisers and Customers

We serve a broad base of advertisers consisting of leading international and domestic companies. The number of our brand advertisers increased significantly from 141 in 2008 to 303 in 2009 and to 423 in 2010 and from 169 in the three months ended March 31, 2010 to 216 in the three months ended March 31, 2011. They operate in a variety of industries, including fast moving consumer goods, information technology services, automobile manufacturing, electronics, telecommunications, financial services, e-commerce and online games. Substantially all of our advertisers purchase our online advertising services through third-party advertising agencies. We strive to create and maintain a healthy advertising environment on our website to attract mainstream brand advertisers in part by selectively screening advertisers. We have in the past turned down advertising business from advertisers perceived to lack positive brand recognition in order to avoid negative branding association for our mainstream brand advertisers.

In early 2010, we trial-launched subscription-based online video services featuring advertisement-free premium content, such as high-definition movies. In addition, we have tested using our platform to allow users to access live, streaming events, such as concerts, on a pay-per-view basis. By paying to watch live events or high-definition movies, some of our users have become our customers. Payments for these services are currently made by major third-party gateway payment processing agencies.

Products and Services for Advertisers and Customers

We generate revenues primarily from online advertising services and, to a limited extent, subscription- or pay-per-view-based online video services. We focus on providing advertisers with cost-effective and targeted advertising solutions.

Online Advertising Services

Our online advertising services include in-video, display, sponsorship and other forms of advertisements. In-video advertisements appear at certain times during the playback of a video. These video advertisements can be pre-roll, post-roll, mid-roll or pause advertisements. Display advertisements can be delivered alongside a video and may take the form of graphical banners or text hyperlinks. Other forms of advertisements include product placements in Youku produced web video series, sponsored live events or Youku-produced viral videos.

Advertisers are increasingly seeking measurable results to maximize their return on investment. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia formats with the interactivity and precise targeting capabilities of the Internet.

•

Innovative Targeting. Some targeting solutions are unique to the online video platform and cannot be transplanted to other media platforms. We are able to track and monitor an advertiser’s campaign on a real-time basis and can make adjustments to enhance its efficacy within parameters specified by the advertiser. We utilize targeting strategies to more efficiently reach users with a desired demographic. Our targeting strategies enable advertisers to reach targeted users based on any or a combination of standards, including the demographic information about the user, the nature of the video’s content, the geographic location of the user, the time of day at which a video is being watched, or the keywords associated with the video. For example, in the case of a user watching a music video by a singer who is also a spokesperson for a brand, we can deliver an in-video advertisement featuring such brand. In this way, we supplement and enhance the advertiser’s campaign. Our video channels also help segregate videos based on users’ interested content, which allows us to deliver advertisements tailored to the viewers of different channels;

•

Viral Video Advertisements. Advertisements that use existing social networks to promote brand awareness through self-replicating viral processes can take various forms such as videos, online polls or interactive Flash games. Due to their creative plots and potentially amusing effects, viral video advertisements sometimes attract more user traffic than non-commercial videos and therefore are desirable advertising solutions; and

•

Product Placements. As an online video provider with a permit for radio and television program production and operation, we are able to produce web-based content, such as web serial dramas, interviews and variety shows, with embedded product placements. If a program’s storyline is consistent with a brand’s or product’s marketing initiatives, a product placement can have strong branding effects on viewers.

Subscription-based and Other Services

We trial-launched subscription-based online video services in early 2010, which enables users to watch advertisement-free premium content, such as high-definition movies. Though traditional television-like video advertisements are specifically omitted from content that is part of our subscription-based services, advertisers may use other forms of advertising, such as product placements in a web drama produced by us, to reach potential customers. In addition, we are working with e-commerce companies such as Taobao to provide video demonstrations of merchandise for their premium retail members. These members can upload and manage videos from a client interface built into our e-commerce partners’ websites without logging into our website. We share revenues with these partners for the service fees they charge their members. New advertising formats such as these will supplement our existing online advertising solutions.

In addition, we derive a small portion of our net revenues from sub-licensing certain content in which we license from content providers the exclusive rights for both self-use and sub-licensing. After our legal department confirms that the sub-licensing arrangement is authorized under the original licensing agreement, we sub-license the licensed content within its authorized scope to other video websites and receive sub-licensing fees from such websites.

Advertising Sales

We sell our advertising services primarily through third-party advertising agencies, including members of American Association of Advertising Agencies, or 4As, and leading Chinese advertising agencies. As a relatively young media company, we intend to strategically leverage advertising agencies’ existing long-term relationships and network resources to increase our sales and expand our customer base. Therefore, in order to establish long-term strategic cooperation with third-party advertising agencies, we typically enter into individual advertising agreements with such third-party advertising agencies for each advertiser. Depending on the type of advertiser and content, the duration of an advertising agreement typically ranges from one to three months. While all executed sales need to be confirmed by the end-advertiser, substantially all of our advertising sales agreements are executed with third-party advertising agencies that represent the end-advertisers. By adopting this dual-track sales model, we are able to maintain good relationships with both the end-advertisers and their advertising agencies that help identify and refer new advertisers to us. Beijing Hylink Advertising Co., Ltd., a third-party advertising agency, accounted for 11% of our net revenues in 2009 and Shanghai Allyes Advertising Co. Ltd., a third-party advertising agency, accounted for 11% of our net revenues in the three months ended March 31, 2011. No other customer accounted for more than 10% of our net revenues in 2009, 2010 or the three months ended March 31, 2011.

Whereas many Internet companies in China have historically priced their advertising solutions using a time-based rate card, we employ a CPM-based model for our in-video advertisements. This approach is similar to that of traditional television in that the advertisements are priced based in part on the user reach and viewing frequency. It allows advertisers to better compare the online and offline advertising solutions at their disposal. It also enables us to better monetize our growing user base and provide measurable results to our advertisers.

Leveraging our large user base and attractive user demographics, we have been able to demonstrate pricing power relative to other online video companies. The list prices of our advertising services depend on various factors, including the form of advertising, specific targeting requirements, duration of the time slot purchased and popularity of the content in which the advertisements will be placed. Prices for the aggregate time slots purchased by each advertiser or advertising agency are fixed under sales contracts, typically at a discount to our list prices. We review and adjust the list prices annually.

We have built an experienced sales team consisting of salespeople with prior experience at Chinese Internet companies, television stations, members of 4As and domestic advertising agencies. As of March 31, 2011, we had approximately 249 sales representatives and supporting personnel in our Beijing, Shanghai and Guangzhou offices. Our sales force is organized by both region and industry and renders a spectrum of services. Our sales representatives are responsible for direct and channel sales, and our back-office sales support personnel focus on sales planning, creative productions, account administration and execution. Our sales force assists advertisers in structuring advertising campaigns by analyzing the advertisers’ target audiences and marketing objectives. We conduct market research, consumer surveys, demographic analysis and other advertising industry research to help our customers design effective advertising strategies. On our own initiative or at our customers’ request, we also purchase or commission studies or surveys containing relevant market data from third-party market research firms.

The compensation for our salespeople is based in part on the sales revenues they achieve. We provide regular in-house education and training to our sales team to help them provide current and prospective advertisers with comprehensive information about our services and the advantages of using our advertising solutions. Our performance-linked compensation structure and career-oriented training help motivate our salespeople.

Marketing and Brand Promotion

We have built our brand with only modest marketing expenditures to date. Our user base has grown primarily through word-of-mouth. We focus on continuously improving the quality of our products and services as we believe satisfied users and customers are more likely to recommend our products and services to others. Our market position benefits significantly from our large user base and our strong brand recognition throughout China.

We have initiated various marketing activities to further promote our brand awareness among existing and potential users and customers. For example, we market our services through direct marketing, trade shows and other media events, which include:

•

Hosting or attending various public relations events, such as advertisement industry-related seminars and conferences, to promote our brand image and the value of online video advertising. For example, in February 2011, we hosted a Youku Index Ceremony featuring the most popular television serial dramas and stars based on Youku popularity ranking indices in 2010 and early 2011;

•	Hosting regular workshops for major advertising agencies and existing and potential customers, highlighting the advantages, flexibility and quality of our online video platform and services; and

•	Hosting an annual sales award gala for the most successful online video marketing campaigns.

In addition, we benefit from cross-promotional arrangements with third-party websites and television stations, under which we cooperate to help improve each other’s brand recognition. We also market our products and services by displaying our name and logo in Youku media player screens when users embed our content in third-party websites.

Seasonality

Seasonal fluctuations and industry cyclicality have affected, and are likely to continue to affect, our business. We generally generate less revenue from brand advertising sales during national holidays in China, in particular during the Chinese New Year holidays in the first quarter of each year. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of our advertisers. Our rapid growth has lessened the impact of the seasonal fluctuations and cyclicality. However, we expect that the seasonal fluctuations and cyclicality to cause our quarterly and annual operating results to fluctuate.

Content Monitoring and Copyright Protection

We are committed to the protection of third-party copyrights. The online video industry in China suffers from copyright infringement issues and online content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. We have invested significantly in copyright protection technologies. We have a content screening team of over 300 contract employees dedicated to screening and monitoring the content uploaded on our website to help ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly remove any allegedly infringing content once we receive proper notification from the legitimate copyright owner. We provide training to these contract employees and supervise and monitor their work. After a user registers and before each upload, we require the user to click a check box to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, to guarantee that he or she is the copyright owner or has obtained all necessary consents and authorizations for such content and he or she is responsible for such content. Pursuant to the user agreement, each user agrees to indemnify us for all damages arising from third- party claims against us caused by violating or infringing content uploaded or linked by the user. If we find a user has violated the user agreement, applicable laws or regulations or other parties’ legal rights, we may terminate the user account and block the user’s future uploads without prior notice.

We implemented monitoring procedures to remove infringing content, and such procedures include: (i) technology screening, where a video fingerprint system we jointly developed with a U.S. software company compares newly uploaded videos with fingerprint trails of copyrighted videos in our system and screens out those that have piracy issues, a text filtering system screens content based on pre-set key words, and another filtering system automatically screens out pornographic and obscene content based on colors and images; (ii) manual review, where the content that passes the technology screening is reviewed by the content screening team on a 24-hour, 7-day basis, and the flagged content identified by our technology is reviewed and confirmed that it can be released; and (iii) back-office professional supervision, where certain professional content providers who we granted access to our back-office database can directly flag the infringing content for removal. Other content on our website are also monitored. For example, user-posted comments are typically screened by the text filtering system and are monitored by our screening team. Substantially all of the videos uploaded on our website are manually screened by our contract employees. All of the other content, primarily consisting of comments posted by users, are first screened by our filtering systems and the content containing prohibitive words or images is manually screened by our contract employees.

Our engineers have made modifications to the video fingerprint system to make it more compatible with China’s online video environment. We own all the intellectual property rights associated with the video fingerprint system. We also use this system and hash algorithms to reduce the number of duplicate videos and maximize the use of our video storage space.

As of March 2011, we have implemented several initiatives to further commit to copyright protection. We entered into an agreement with 6 major U.S. entertainment content providers regarding content protection and officially announced that we have agreed to support and adhere to the principles for user-generated content services (www.ugcprinciples.com). These principles call for cross-industry collaboration among rights holders and internet companies to achieve the mutually beneficial goals of encouraging innovation and empowering content creators, while at the same time respecting intellectual property rights. We are supporting and adhering to these principles by implementing additional copyright protection measures on our website; in particular, we have upgraded our existing video fingerprint filtering system by introducing the VideoDNA Database developed by Vobile, a well-known international provider of fingerprinting technology, which allows real-time filtering and updating of our content library.

Competition

The online video industry in China is rapidly evolving and highly competitive. Our primary competitors include companies that operate online video websites in China and traditional advertising media. We compete with these entities for both users and advertisers primarily on the basis of user base and demographics, quality and quantity of video content, brand name and user experience.

We compete with other online video providers in China, such as Tudou.com and Qiyi.com, and large Chinese Internet portals that provide online video product, such as SINA and Sohu. We also compete with traditional advertising media, such as television, radio, newspapers and magazines, and major out-of-home media, such as billboards, for advertisers’ advertising budgets. Large enterprises currently spend a relatively small percentage of their advertising budgets on online advertising as compared to the percentage they spend on traditional advertising media, but we expect the percentage spent on online advertising to increase in the future.

Regulation

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC. In November 2000, the MIIT promulgated the Administrative Measures on Internet Electronic Messaging Services, or the BBS Measures. BBS services include electronic bulletin boards, electronic forums, message boards and chat rooms.

On December 26, 2001, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating License, or the Telecom License Measures. On March 1, 2009, the MIIT issued revised Telecom License Measures, which took effect on April 10, 2009. The Telecom License Measures set forth the types of licenses required to operate value-added telecommunications services and the qualifications and procedures for obtaining such licenses. For example, an ICP operator providing value-added services in multiple provinces is required to obtain an inter-regional license, whereas an ICP operator providing the same services in one province is required to obtain a local license.

To comply with these PRC laws and regulations, 1Verge Information as our ICP operator holds a value-added telecommunications business operating license and an ICP license.

Regulations on Internet Content Services

National security considerations are an important factor in the regulation of Internet content in China. The National People’s Congress, the PRC’s national legislature, has enacted laws with respect to maintaining the security of Internet operation and Internet content. According to these laws, as well as the Internet Measures, violators may be subject to penalties, including criminal sanctions, for Internet content that:

•	opposes the fundamental principles stated in the PRC constitution;

•	compromises national security, divulges state secrets, subverts state power or damages national unity;

•	harms the dignity or interests of the state;

•	incites ethnic hatred or racial discrimination or damages inter-ethnic unity;

•	undermines the PRC’s religious policy or propagates heretical teachings or feudal superstitions;

•	disseminates rumors, disturbs social order or disrupts social stability;

•	disseminates obscenity or pornography, encourages gambling, violence, murder or fear or incites the commission of a crime;

•	insults or slanders a third party or infringes upon the lawful rights and interests of a third party; or

•	is otherwise prohibited by law or administrative regulations.

ICP operators are required to monitor their websites. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions, order them to suspend their operations, or revoke their ICP licenses.

To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website, including a team of over 300 contract employees dedicated to screening and monitoring the content uploaded on our website and removing inappropriate or infringing content. However, due to the large amount of user uploaded content in addition to professionally produced content, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. See “Risk Factors—Risks Related to Our Business and Industry—Videos and other content displayed on our website may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce, or MOFCOM, or its authorized local branches, and the relevant approval application process usually takes six to nine months. We are a Cayman Islands company which does not have required track record or experience in operating value-added telecommunications services, and therefore we have to reorganize our current organization and ownership structure if we intend to acquire any equity interest in 1Verge Information; and 1Verge Information’s current effective permits and licenses including Internet audio/video program transmission license and Internet culture operation permit will also need to be revisited since they are not open to a foreign-invested telecommunications enterprise. We believe that it would be impracticable for us to acquire any equity interest in 1Verge Information without diverting management attention and resources. In addition, we believe that our contractual arrangements with 1Verge Information and its individual shareholders provide us with sufficient and effective control over 1Verge Information. Accordingly, we currently do not plan to acquire any equity interest in 1Verge Information.

On July 13, 2006, the MIIT issued the Notice of the MIIT on Intensifying the Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunication services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunication business operating license or its shareholders must legally own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The notice further requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunication service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the notice and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holders, including revoking their valued-added telecommunication business operating licenses.

To comply with these PRC regulations, we operate our website through 1Verge Information, our PRC consolidated affiliated entity. 1Verge Information is currently 80% owned by Qiong Qin and 20% owned by Dele Liu, both of whom are PRC citizens. 1Verge Information holds a value-added telecommunications business operating license and an ICP license. Due to the current uncertainties with respect to the procedural requirements of the notice, unless the relevant governmental authority expresses its intent to strictly enforce the notice with respect to trademarks, we currently do not plan to transfer any trademarks held by 1Verge Internet to 1Verge Information. See “Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies.”

Regulations on Broadcasting Audio/Video Programs through the Internet

On July 6, 2004, the SARFT promulgated the Rules for the Administration of Broadcasting of Audio/Video Programs through the Internet and Other Information Networks, or the Audio/Video Broadcasting Rules. The Audio/Video Broadcasting Rules apply to the launch, broadcasting, aggregation, transmission or download of audio/video programs via the Internet and other information networks. Anyone who wishes to engage in Internet broadcasting activities must first obtain an audio/video program transmission license, with a term of two years, issued by the SARFT and operate pursuant to the scope as provided in such license. Foreign invested enterprises are not allowed to engage in the above referenced business.

On April 13, 2005, the State Council announced Several Decisions on Investment by Non-state-owned Companies in Culture-related Business in China. These decisions encourage and support non-state-owned companies to enter certain culture-related business in China, subject to restrictions and prohibitions for investment in audio/video broadcasting, website news and certain other businesses by non-state-owned companies. These decisions authorize the SARFT, the Ministry of Culture and the GAPP to adopt detailed implementing rules according to these decisions.

On December 20, 2007, the SARFT and the MIIT jointly issued the Rules for the Administration of Internet Audio and Video Program Services, commonly known as Circular 56, which came into effect as of January 31, 2008. Circular 56 reiterates the requirement set forth in the Audio/Video Broadcasting Rules that online audio/video service providers must obtain a license from the SARFT. Furthermore, Circular 56 requires all online audio/video service providers to be either wholly state-owned or state-controlled. According to relevant official answers to press questions published on the SARFT’s website dated February 3, 2008, officials from the SARFT and the MIIT clarified that online audio/video service providers that already had been operating lawfully prior to the issuance of Circular 56 may re-register and continue to operate without becoming state-owned or controlled, provided that such providers have not engaged in any unlawful activities. This exemption will not be granted to online audio/video service providers established after Circular 56 was issued. Such policies have been reflected in the Application Procedure for Audio/Video Program Transmission License.

On April 1, 2010, the SARFT issued the Internet Audio/Video Program Services Categories (Provisional), or the Provisional Categories, which classified Internet audio/video programs into four categories. Category I is only open to state-owned broadcast media companies operating in the television section, and the other three categories are open to privately held entities.

To comply with these laws and regulations, 1Verge Information obtained an Internet audio/video program transmission license on July 8, 2008, which was subsequently upgraded on September 30, 2009 and on December 15, 2010. The upgraded license is valid for three years from December 15, 2010 to December 15, 2013.

Under the Provisional Categories, our upgraded audio/video program transmission license covers content that can be transmitted via the Internet and received by a computer in part of category II (compiling and broadcasting services for audiovisual programs of films, television serial dramas and animations and compiling and broadcasting services for audio/video programs of culture and art, entertainment and other specialized programs), and category III (re-broadcasting of Internet user uploaded audio/video programs services and aggregation of online audio/video content) and part of category IV (re-broadcasting of radio and television channel programs). 1Verge Information is also applying for qualifications relating to the use of its services by mobile devices. Currently we rely on our partnership with China’s major wireless Internet providers to provide pay-per-view premium content on mobile devices, in which case our wireless Internet provider partner holds the required mobile devices services license. Our application for mobile devices services qualification, if approved, would enable us to provide such services more independently in the future. We expect to obtain the upgraded license within one year and the cost associated with this application is procedural fee and not material.

Regulations on Internet News Publication

Publishing and disseminating news through the Internet are highly regulated in the PRC. On November 7, 2000, the SCIO and the MIIT jointly promulgated the Provisional Measures for Administrating Internet Websites Carrying on the News Publication Business, or Internet News Measures. These measures require an ICP operator (other than a government authorized news unit) to obtain the approval from SCIO to publish news on its website or disseminate news through the Internet. Furthermore, any disseminated news is required to be obtained from government-approved sources based on contracts between the ICP operator and these sources. The copies of such contracts must be filed with relevant government authorities.

On September 25, 2005, the SCIO and the MIIT jointly issued the Provisions on the Administration of Internet News Information Services, requiring Internet news information service organizations to provide services as approved by the SCIO, subject to annual inspection under the new provisions. These Provisions also provide that no Internet news information service organizations may take the form of a foreign invested enterprise, whether jointly or wholly owned by the foreign investment, and no cooperation between Internet news information service organizations and foreign invested enterprise is allowed before the SCIO completes the security evaluation.

Currently we operate a current events channel on our website, which includes audio/video contents relating to current topics and social events. We have made oral inquiries with the SCIO and were orally informed that such operations do not violate the regulations on Internet news publication. 1Verge Information is in the process of applying for the Internet news publication permits. While the regulations on Internet news publication provide a 60-day period for application review, in practice the timing and issuance of final approval are at the sole discretion of the relevant government authority, which we are not in a position to comment or predict. The cost associated with this application is procedural fee and not material.

Regulations for Internet Publication

The GAPP is responsible for nationwide supervision and administration of publishing activities in China. On June 27, 2002, the GAPP and the MIIT jointly promulgated the Internet Publication Tentative Administrative Measures, or the Internet Publication Measures, which took effect on August 1, 2002. Pursuant to the Internet Publication Measures, any entity engaged in Internet publishing activities must obtain the Internet Publication License from the GAPP before conducting any Internet publication activities.

The term “Internet publication” is defined as Internet transmission activity by which Internet information service providers publish on the Internet or transmit to end-users via the Internet works that they or others have created, after selection and editing, for browsing, reading, use or downloading by the general public. The works in question primarily include (i) content that has already been published formally, such as books, newspapers, periodicals, audio/video products and electronic publications, or that has been made public via other media; and (ii) edited works of literature and art or works concerning natural science, social science, engineering or other topics.

However, the Internet Publication Measures were promulgated in June 2002, which is approximately three years prior to the establishment of China’s first group of online audio/video websites. At the time of promulgation, these Measures were intended to regulate the traditional audio/video products and online gaming and did not consider the issues directly relevant to online audio/video business. Furthermore, the definition of “Internet publication” under these Measures is very broad and the GAPP has not provided any implementation rule or official interpretation as to the applicability of the Internet Publication Measures to a website such as Youku.com that exclusively distributes audio/ video content. To our knowledge, in practice no website exclusively providing online audio or video content has obtained an Internet publication license in China. 1Verge Information is currently in the process of applying for an Internet Publication License.

Regulations on Internet Medical and Health Information Services

On January 3, 2001, the Ministry of Health promulgated the Measures on the Administration of Internet Medical Care Information Services, or the Internet Medical Information Measures. The Internet Medical Information Measures require an ICP operator to obtain the approval from the Ministry of Health or its provincial counterpart for the provision of Internet medical care information services.

On May 1, 2009, the Ministry of Health promulgated the revised Internet Medical Information Measures, which became effective on July 1, 2009. The revised Internet Medical Information Measures require an ICP operator engaging in providing medical and health information to Internet users (which, among others, includes the provision of such information through the health channel on the operator’s website) to obtain a permit from the relevant provincial counterpart of the Ministry of Health. 1Verge Information obtained an approval from Beijing Municipal Health Bureau on February 25, 2009 for the provision of Internet medical care information services which remains valid under the revised measures.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the SAIC, although there is no PRC law or regulation at the national level that specifically regulates online advertising business. Prior to November 30, 2004, in order to conduct any advertisement business, an enterprise was required to hold an operating license for advertisement in addition to a relevant business license. On November 30, 2004, the SAIC issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, granting a general exemption to this requirement for most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations). Because 1Verge Information and Jiaheyi qualify for the exemption noted above, they are not required to hold an advertising operation license.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the SAIC and the MOFCOM on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have previously had direct advertising operations as its main business outside of China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly owned foreign enterprise. In practice, the foreign investor is deemed compliant of the “main business” requirement if it derives more than 50% of its revenues from advertising business within the past two or three years, as applicable. Since we have not been involved in the advertising industry outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business through our consolidated affiliated entities in China, 1Verge Information and Jiaheyi. In April 2010, we acquired Jet Brilliant, a Hong Kong company which derived more than 50% of its revenues during the past three years of operation from its advertising business, and therefore satisfied the three years’ direct advertising operation requirement, and received the approval from the SAIC to establish Jet Brilliant Beijing on May 19, 2009 as its wholly owned advertisement enterprise. Going forward, we will conduct our advertising agency business through the newly acquired Jet Brilliant Beijing. Jiaheyi is scheduled to be liquidated later in 2011.

Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the contents of the advertisements they produce or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been duly performed and that the relevant approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may order the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liabilities if they infringe on the legal rights and interests of third parties. To comply with these laws and regulations, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Under PRC law, the advertising agencies are liable for all damages to us caused by their breach of such representations. Prior to website posting, our account execution personnel are required to review all advertising materials, including video commercials, flashes and pictures to ensure there is no racial, violent, pornographic or any other improper content, and will request the advertiser to provide government approval if the advertisement is subject to special government review.

On July 8, 2004, the State Food and Drug Administration promulgated the Administration Measures on Internet Drug Information Services, which require that Internet operators providing drug information services shall be approved by the competent food and drug administration, and drug advertisements shall be examined and approved by the competent food and drug administration as well. 1Verge Information obtained a permit from the Beijing Drug Administration on October 25, 2010. Before obtaining such permit, there were a small number of advertisements for non-prescription drugs shown on our website, which may not have been in compliance with the Administration Measures on Internet Drug Information Services and may subject us to administrative warnings, termination of any Internet drug advertisements on our website and other penalties which are not clearly defined in the measures, although we have not been sanctioned by the relevant governmental authority in the past. We are now qualified to post approved non-prescription drug advertisements on our website pursuant to the drug information permit, and we believe the risk of any penalties imposed on our past conduct is low. This permit is valid for five years from October 25, 2010 to October 24, 2015.

Regulations on Internet Culture Activities

On February 17, 2011, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures. The Internet Culture Measures require ICP operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of Internet cultural products. We have hosted certain audio/video programs on the website www.youku.com operated by 1Verge Information. 1Verge Information was granted an Internet culture business permit in February 2011.

On November 20, 2006, the Ministry of Culture issued Several Suggestions of the Ministry of Culture on the Development and Administration of the Internet Music, or the Suggestions, which became effective on November 20, 2006. The Suggestions, among other things, reiterate the requirement for the Internet service provider to obtain an Internet culture business permit to carry on any business relating to Internet music products. In addition, foreign investors are prohibited from operating Internet culture businesses. However, the laws and regulations on Internet music products are still evolving, and there have not been any provisions stipulating whether or how music video will be regulated by the Suggestions.

On August 18, 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “Internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviews by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

To comply with these laws and regulations, our content examination team reviews the music videos on our website as well as certain other content.

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3 million. 1Verge Information was granted a permit for radio and television program production and operation in July 2008, with a permitted scope encompassing the production of animated programs, television entertainment and special features.

Regulations on Software Products

On October 27, 2000, the MIIT issued the Administrative Measures on Software Products, or the Software Measures, to strengthen the regulation of software products and to encourage the development of the PRC software industry. On March 1, 2009, the MIIT issued amended Software Measures, which became effective on April 10, 2009. The Software Measures provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the competent local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. 1Verge Information and 1Verge Internet have obtained and maintain 10 software copyright registrations.

Regulations on Intellectual Property Rights

China has adopted legislation governing intellectual property rights, including trademarks, patents and copyrights. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Patent. The National People’s Congress adopted the Patent Law in 1984, and amended it in 1992, 2000 and 2008. The purpose of the Patent Law is to protect lawful interests of patent holders, encourage invention, foster applications of invention, enhance innovative capabilities and promote the development of science and technology. To be patentable, invention or utility models must meet three conditions: novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds, substances obtained by means of nuclear transformation or a design which has major marking effect on the patterns or colors of graphic print products or a combination of both patterns and colors. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. A third-party user must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the use constitutes an infringement of patent rights.

Copyright. The National People’s Congress adopted the Copyright Law in 1990 and amended it in 2001 and 2010, respectively. The amended Copyright Law extends copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge.

To address copyright issues relating to the Internet, the PRC Supreme People’s Court on December 19, 2000 adopted the Interpretations on Some Issues Concerning Applicable Laws for Trial of Disputes over Internet Copyright, or the Interpretations, which were subsequently amended on January 2, 2004 and November 22, 2006. The Interpretations establish joint liability for ICP operators if they participate in, assist in or incite infringing activities or fail to remove infringing content from their websites after knowing the infringement of copyrights conducted by Internet users through the Internet or receiving notice from the rights holder. In addition, ICP operators shall be liable for knowingly uploading, disseminating or providing any measures, facilities or materials intended to bypass circumvention technologies designed to protect copyrights. Upon request, the ICP operators must provide the rights holder with registration information of the alleged violator, provided that such rights holder has produced relevant identification, copyright certificate and evidence of infringement. A court shall not uphold the alleged infringer’s claim against an ICP operator for breach of contract if the ICP operator removes the alleged infringing content after receiving the rights holder’s notice accompanied with proper evidence.

To address the problem of copyright infringement related to the content posted or transmitted over the Internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

This measure applies to situations where an ICP operator (i) allows another person to post or store any works, recordings, audio or video programs on the websites operated by such ICP operator, or (ii) provides links to, or search results for, the works, recordings, audio or video programs posted or transmitted by such person, without editing, revising or selecting the content of such material. Upon receipt of an infringement notice from a legitimate copyright holder, an ICP operator must take remedial actions immediately by removing or disabling access to the infringing content. If an ICP operator knowingly transmits infringing content or fails to take remedial actions after receipt of a notice of infringement harming public interest, the ICP operator could be subject to administrative penalties, including: cessation of infringement activities; confiscation by the authorities of all income derived from the infringement activities; and payment of a fine of up to three times the unlawful income or, in cases where the amount of unlawful income cannot be determined, a fine of up to RMB100,000. An ICP operator is also required to retain all infringement notices for a minimum of six months and to record the content, display time and IP addresses or the domain names related to the infringement for a minimum of 60 days. Failure to comply with this requirement could result in an administrative warning and a fine of up to RMB30,000.

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Networks, which became effective on July 1, 2006. Under this regulation, with respect to any information storage space, search or link services provided by an Internet service provider, if the legitimate right owner believes that the works, performance or sound or video recordings pertaining to that service infringe his or her rights of communication, the right owner may give the Internet service provider a written notice containing the relevant information along with preliminary materials proving that an infringement has occurred, and requesting that the Internet service provider delete, or disconnect the links to, such works or recordings. The right owner will be responsible for the truthfulness of the content of the notice.

Upon receipt of the notice, the Internet service provider must delete or disconnect the links to the infringing content immediately and forward the notice to the user that provided the infringing works or recordings. If the written notice cannot be sent to the user due to the unknown IP address, the contents of the notice shall be publicized via information networks. If the user believes that the subject works or recordings have not infringed others’ rights, the user may submit to the Internet service provider a written explanation with preliminary materials proving non-infringement, and a request for the restoration of the deleted works or recordings. The Internet service provider should then immediately restore the deleted or disconnected content and forward the user’s written statement to the right owner.

An Internet service provider that provides information storage space to users through which users may provide works, performance or sound or video recordings to the public will be exempted from liability for compensation to right owners where the following conditions apply (i) the Internet service provider has clearly indicated that the information storage space is provided to users, and published the name, contact person and IP address of the network service provider; (ii) it has not altered the works or recordings provided by users; (iii) it did not know, or could not reasonably have been expected to know, that the content provided by users infringed other’s rights; (iv) it has not received any direct financial gain from the users’ provision of the content; and (v) it deletes the allegedly infringing content upon receiving written notice from the rights owners. An Internet service provider that provides users with search or link services will be exempted from liability for compensation to right owner if the Internet service provider promptly disconnects the link to the infringing content after receiving the right owner’s notice. This exemption is not valid however if the Internet service provider knew or should know that the linked content infringed another’s rights; in that scenario, it will be jointly liable with the user who provided the content.

Since 2005, the National Copyright Administration, or the NCA, together with certain other PRC governmental authorities, have jointly launched annual campaigns specifically aimed to crack down on Internet copyright infringement and piracy in China, which normally last for three to four months every year. According to the Notice of 2010 Campaign to Crack Down on Internet Infringement and Piracy promulgated by the NCA, the Ministry of Public Security and MIIT on July 19, 2010, one of the main targets, among others, of the 2010 campaign is Internet audio and video programs. Since the 2010 campaign commenced in late July, the local branches of NCA have been focusing on popular movies and television series, newly published books, online games and animation, music and software and illegal uploading or transmission of a third party’s works without proper license or permission, sales of pirated audio/video and software through e-commerce platforms, providing search links, information storage, web hosting or Internet access services for third parties engaging in copyright infringement or piracy and the infringement by use of mobile media. In serious cases, the operating permits of the websites engaging in illegal activities may be revoked, and such websites may be ordered to shut down.

We have adopted measures to mitigate copyright infringement risks. For example, our policy is to remove links to web pages if we know these web pages contain materials that infringe third-party rights or if we are notified by the legitimate copyright holder of the infringement with proper evidence.

On December 26, 2009, the Standing Committee of the National People’s Congress adopted the Torts Liability Law, which became effective on July 1, 2010. Under this new law, both Internet users and Internet service providers may be liable for the wrongful acts of users who infringe the lawful rights of other parties. If an Internet user utilizes Internet services to commit a tortious act, the party whose rights are infringed may request the Internet service provider to take measures, such as removing or blocking the content, or disabling the links thereto, to prevent or stop the infringement. If the Internet service provider does not take necessary measures after receiving such notice, it shall be jointly liable for any further damages suffered by the rights holder. Furthermore, if an Internet service provider fails to take necessary measures when it knows that an Internet user utilizes its Internet services to infringe the lawful rights and interests of other parties, it shall be jointly liable with the Internet user for damages resulting from the infringement.

Trademark. The PRC Trademark Law, adopted in 1982 and revised respectively in 1993 and 2001, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “ ,” “iKu” and “youku.com ” are registered trademarks in China. We have also applied to register additional trademarks and logos, including “i ,” “Soku” and others with the Trademark Office.

Domain Name. In September 2002, China’s Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered www.youku.com and certain other domain names.

Regulations on Information Security

The National People’s Congress has enacted legislation that prohibits use of the Internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

According to other relevant regulations, ICP operators must complete mandatory security filing procedures and regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets during online information distribution.

On December 13, 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection, or Internet Protection Measures. The Internet Protection Measures require all ICP operators to keep records of certain information about its users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days and submit the above information as required by laws and regulations.

As 1Verge Information is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, regularly updates its information security and content-filtering systems with newly issued content restrictions, and maintains records of users’ information as required by the relevant laws and regulations. It has also taken measures to delete or remove links to content that, to its knowledge, contains information violating PRC laws and regulations. Substantially all of the videos uploaded on our website are manually screened by more than 300 contract employees dedicated to screening and monitoring the content uploaded on our website and removing prohibited content. All of the other content, primarily consisting of comments posted by users, is first screened by our filtering systems and content containing prohibitive words or images is manually screened by our contract employees. We believe these measures make our website duly monitored and, therefore, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our website in the past. However, due to the significant amount of content uploaded on our website by our users on a daily basis, if any prohibited content is publicly disseminated in the future, we will report to the relevant governmental authority. We believe these measures are generally in compliance with the relevant laws and regulations.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of such rights. In recent years, PRC government authorities have enacted legislation on Internet use to protect personal information from any unauthorized disclosure. The Internet Measures prohibit an ICP operator from insulting or slandering a third party or infringing the lawful rights and interests of a third party. Pursuant to the BBS Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose such personal information to any third party without the users’ consent or unless required by law. The regulations further authorize the relevant telecommunications authorities to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability if the unauthorized disclosure results in damages or losses to users. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an Internet user posts any prohibited content or engages in illegal activities on the Internet.

To comply with these laws and regulations, we have established information security systems to protect users’ privacy and have filed them with the MIIT or its local branch as required. However, due to the significant amount of content uploaded by users on a daily basis, we cannot ensure that no content uploaded by our users will infringe the privacy rights of any third party without receiving notice from such third party. See “Risk Factors—Risks Related to Our Business and Industry—We have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on our website or services we provide.”

Regulations on Registration of Branch Companies

On October 27, 2005, the Standing Committee of the National People’s Congress promulgated the amended PRC Company Law. It provides that a company may establish branch companies, which are entities without the status of a legal person. A branch company must register its establishment at the applicable government agency and obtain a business license. On April 24, 2006, the SAIC, the MOFCOM, the General Administration of Customs and the SAFE jointly issued the Notice on the Issuance of the Implementing Opinions Concerning Several Issues on the Application of Laws Governing the Administration of the Approval and Registration of Foreign Invested Companies, which provides that while representative offices of a foreign invested company that conduct operational business activities shall be registered as the company’s branch companies, those without such activities are no longer required to be registered. There has not been any specific stipulation in PRC laws or regulations regarding the definition of “operational business activities.”

We have established a branch company in Xi’an and three representative offices in Shanghai, Guangzhou and Chengde, respectively. We plan to register these representative offices at the competent local branches of the SAIC and are currently contemplating which subsidiary these entities should be affiliated with.

Regulations on Tax

PRC Enterprise Income Tax (“EIT”)

The PRC enterprise income tax, or EIT, is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules. On March 16, 2007, the National People’s Congress of China enacted the New EIT Law, which became effective on January 1, 2008. On December 6, 2007, the State Council promulgated the implementation rules to the New EIT Law, which also became effective on January 1, 2008. On December 26, 2007, the State Council issued the Notice on Implementation of Enterprise Income Tax Transition Preferential Policy under the PRC Enterprise Income Tax Law, or the Transition Preferential Policy Circular, which became effective simultaneously with the New EIT Law. The New EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in China, including foreign-invested enterprises and domestic enterprises, unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under the Old EIT Law and regulations. Under the New EIT Law and the Transition Preferential Policy Circular, qualified enterprises established before March 16, 2007 that already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a maximum of five years starting from January 1, 2008, and during the five-year period, the tax rate will gradually increase from their current preferential tax rate to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. For enterprises that are not profitable enough to enjoy the preferential tax exemption or reduction referred to in (ii) above, the preferential duration shall commence from 2008.

Prior to the effectiveness of the New EIT Law on January 1, 2008, domestic companies were generally subject to an enterprise income tax at a statutory rate of 33%. However, our PRC consolidated affiliated entity, 1Verge Information, satisfied certain conditions enjoyed preferential tax treatment.

The New EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification on April 14, 2008.

Our consolidated affiliated entity 1Verge Information was recognized by the provincial level Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprise” on December 14, 2009, which will be valid for three years. Therefore, 1Verge Information is entitled to the preferential enterprise income tax rate of 15%. However, we cannot assure you that 1Verge Information can continue to be recognized as “high and new technology enterprise” or renew this qualification when the term expires, and thus continue to be entitled to the preferential enterprise income tax rate of 15% or any other preferential enterprise income tax treatment.

Uncertainties exist with respect to how the New EIT Law applies to our tax residency status. Under the New EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” Though the implementation rules of the New EIT Law define “de facto management body” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only constructive guidance for this definition currently available is set forth in the SAT Circular 82 issued by the PRC State Administration of Taxation, which provides guidance on the determination of the tax residency status of Chinese-controlled offshore incorporated enterprises, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although we do not have a PRC enterprise or enterprise group as its primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of the SAT Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in the SAT Circular 82 to evaluate the tax residency status of its legal entities organized outside the PRC.

According to the SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions set forth in the SAT Circular 82 are met:

•	the primary location of the day-to-day operational management is in the PRC;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

We do not believe that either Youku.com Inc. or its Hong Kong subsidiary, Jet Brilliant, meets all of the conditions above. Each of Youku.com Inc. and Jet Brilliant is a company incorporated outside the PRC. As holding companies, these two entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that neither Youku.com Inc. nor Jet Brilliant should be treated as a “resident enterprise” for PRC tax purposes if the criteria for a “de facto management body” as set forth in the SAT Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

Although we believe we are not a PRC resident enterprise for enterprise income tax purposes, substantial uncertainty exists. In the event that our company or our Hong Kong subsidiary is considered to be a PRC resident enterprise: (1) our company or our Hong Kong subsidiary, as the case may be, would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income; (2) dividend income that our company or our Hong Kong subsidiary, as the case may be, receives from our PRC subsidiaries would be exempt from the PRC withholding tax since such income is exempted under the New EIT Law for PRC resident enterprise recipients and (3) dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

Under SAT Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the PRC competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective on January 1, 2008. On March 28, 2011, the SAT released SAT Public Notice 24 to clarify several issues related to Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country/region where the overseas holding company is a resident. There is uncertainty as to the application of SAT Circular 698. If SAT Circular 698 was determined by the tax authorities to be applicable to us and our non-resident investors, we and our non-resident investors may be required to expend valuable resources to comply with this circular or to establish that we or our non-resident investors should not be taxed under SAT Circular 698, which may adversely affect us or our non-resident investors. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

PRC Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities.

Cultural Development Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural development fee at the rate of 3% on the revenues (i) which are generated from providing advertising services and (ii) which are also subject to the business tax.

Local Surcharges

City construction tax and education surcharge are local surcharges imposed at a certain percentage of PRC turnover taxes (i.e., business tax, value-added tax and consumption tax). City construction tax is charged at rates of 1%, 5% or 7% (the applicable city construction tax rate depends on the location of the PRC enterprise) of the turnover tax while the education surcharge rate is currently at 2% of the turnover tax. Though in the past foreign-invested enterprises, foreign enterprises and foreign individuals were exempted from such surcharges, these entities were required to make such payments from December 1, 2010 according to a notice issued by PRC State Council in October 2010.

In addition to city construction tax and education surcharge, the China Ministry of Finance issued Circular Caizong (2010) No. 98, or Circular 98, that requires all units and individuals (including foreign invested enterprises, foreign enterprises and foreign individuals) to pay a local education surcharge, or LES, at 2% on turnover tax. Local governments are required to report their implementation measures on LES to the Ministry of Finance. However, Circular 98 does not specify an effective date for the application of a local education surcharge. As of March 31, 2011, Beijing has not started imposing a local education surcharge.

Dividends Withholding Tax

Under the Old EIT Law effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by 1Verge Internet and Jet Brilliant Beijing, would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC and Hong Kong. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by 1Verge Internet, which is our PRC subsidiary directly held by our company, are subject to a withholding tax rate of 10%. Dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiary Jet Brilliant by Jet Brilliant Beijing, which is our PRC subsidiary directly held by our Hong Kong subsidiary, are subject to withholding tax at a rate of 5%, provided that: (a) our Hong Kong subsidiary is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law; (b) our Hong Kong subsidiary is the beneficial owner of the PRC sourced income; and (c) our Hong Kong subsidiary holds at least 25% of the equity interest of Jet Brilliant Beijing. Jet Brilliant has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future, because Jet Brilliant Beijing paid nil dividends from April 27, 2010 to March 31, 2011 and does not plan to pay dividends in the future as it may continue to incur losses. However, the SAT promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. In addition, as described above, our company or our Hong Kong subsidiary may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from the relevant PRC subsidiary would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

As there remains uncertainty regarding the interpretation and implementation of the New EIT Law and its implementation rules, it is uncertain whether, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to any PRC withholding tax. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

Regulations on Foreign Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

•	Foreign Currency Administration Rules (2008), or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, securities investment and repatriation of investment, however, is subject to the approval of the SAFE or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its local counterpart. Capital investments by PRC entities outside of China, after obtaining the required approvals of the relevant approval authorities, such as the MOFCOM and the National Development and Reform Commission or their local counterparts, are also required to register with the SAFE or its local counterpart.

As an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries, whether existing or newly established ones, must be approved by the PRC Ministry of Commerce or its local counterparts;

•

loans by us to our PRC subsidiaries, each of which is a foreign-invested enterprise, to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches; and

•

loans by us to our consolidated affiliated entities, which are domestic PRC entities, must be approved by the National Development and Reform Commission and must also be registered with SAFE or its local branches.

On August 29, 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or Circular No. 142. Pursuant to Circular No. 142, the Renminbi capital from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and cannot be used for domestic equity investment, unless it is otherwise provided for. Documents certifying the purposes of the settlement of foreign currency capital into Renminbi, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without the SAFE’s approval, and such Renminbi capital may not be used to repay Renminbi loans if such loans have not been used. Violations of the Circular No. 142 could result in severe monetary fines or penalties. We expect that if we convert the net proceeds we received from our follow-on public offering in May 2011 or our initial public offering in December 2010 into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be within the approved business scope of our PRC subsidiaries. Such business scope includes “technical services” which we believe permits our PRC subsidiaries to purchase or lease servers and other equipment and provide operational support to our consolidated affiliated entities. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

There are no costs associated with applying for registration or approval of loans or capital contributions with or from relevant PRC governmental authorities, other than nominal processing charges. Under PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from public offerings for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds from public offerings and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned companies include:

•	the Companies Law (2005);

•	the Wholly Foreign-Owned Enterprise Law (2000); and

•	the Wholly Foreign-Owned Enterprise Law Implementing Rules (2001).

Under these regulations, wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, these wholly foreign-owned companies are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital. At the discretion of these wholly foreign-owned companies, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

As of March 31, 2011, the registered capital of our wholly foreign-owned subsidiaries 1Verge Internet and Jet Brilliant Beijing was US$95.2 million and RMB1.0 million, respectively. 1Verge Internet and Jet Brilliant Beijing have not made any profits to date, and thus are not subject to the statutory reserve fund requirement. 1Verge Internet and Jet Brilliant Beijing have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of March 31, 2011, our PRC subsidiaries had accumulated deficits of RMB128.7 million (US$19.7 million) in accordance with PRC accounting standards and regulations.

Regulations on Changes in the Equity Interests of Investors in Foreign Invested Enterprises

On May 28, 1997, the Ministry of Foreign Trade and Economic Cooperation, the predecessor of MOFCOM, and the SAIC jointly promulgated the Several Provisions Relating to Changes in the Equity Interests of Investors in Foreign Invested Enterprises, which took effect as of the same date. Under these provisions, the pledge of the equity interest of an investor in a foreign invested enterprise who intends to create the pledge shall be approved by the competent local branch of the MOFCOM before it becomes effective.

Our company has pledged all of its equity interest in 1Verge Internet to Venture Lending & Leasing IV, Inc., Venture Lending & Leasing V, Inc., and Venture Lending and Leasing VI, Inc. as security for one or more loan facilities in an aggregate principal amount not exceeding US$20 million for our equipment and capital financing, out of which US$14.8 million has been drawn down as of December 31, 2010. 1Verge Internet is in the process of applying for approval from the competent local branch of the MOFCOM.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005: (i) a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic tie to the PRC, who is referred to as a PRC resident in SAFE Circular No. 75, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing; (ii) when a PRC resident contributes the assets of, or its equity interests in, a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into an special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of the SAFE; and (iii) when the special purpose company undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or merger and division, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of special purpose companies established before November 1, 2005 were required to register with the local branch of the SAFE before March 31, 2006. To further clarify and simplify the implementation of the SAFE Circular No. 75, the SAFE issued the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 19 on May 20, 2011, which will take into effect on July 1, 2011.

Under these foreign exchange regulations, failure to comply with the registration procedures above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the overseas special purpose company. See “Risk Factors— Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.” Regulations on Employee Stock Options Plan

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly-listed company. On March 28, 2007, the State Administration of Foreign Exchange promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee

Stock Ownership Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rules. The purpose of the Stock Option Rules is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and share option plans of overseas listed companies.

According to the Stock Option Rules, if a PRC domestic individual participates in any employee stock ownership plan or share option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individual, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. Concurrent with the filing of such application with the SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall obtain approval from the SAFE or its local counterpart to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. The PRC domestic qualified agent or the PRC subsidiary is also required to obtain approval from the SAFE or its local counterpart to open an overseas special foreign exchange account at an overseas trust bank with custody qualifications to hold overseas funds used in connection with any shares purchase.

Under the Foreign Currency Administration Rules, as amended in 2008, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by the SAFE. However, the implementing rules in respect of depositing the foreign exchange proceeds abroad have not been issued by the SAFE. The foreign exchange proceeds from the sales of shares can be converted into RMB or transferred to such individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If share options are exercised in a cashless exercise, the PRC domestic individuals are required to remit the proceeds to special foreign exchange accounts.

Many issues with respect to the Stock Option Rules require further interpretation. We and our PRC employees who have participated in an employee stock ownership plan or share option plan are subject to the Stock Option Rules as we are an overseas-listed company. We and our employees are in the process of making such application and intend to complete all the requisite procedures in accordance with the Stock Option Rules. If we or our PRC employees fail to comply with the Stock Option Rules, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiaries.

In addition, the State Administration of Taxation has issued a few circulars concerning employee share options. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and withhold the individual income taxes of employees who exercise their share options. If our employees fail to pay and we fail to withhold their income taxes, we may face sanctions imposed by tax authorities or any other PRC government authorities.

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training. Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

To comply with these laws and regulations, we have caused all of our full-time employees to enter into labor contracts and provide our employees with the proper welfare and employment benefits.

Regulations on Concentration in Merger and Acquisition Transactions

In 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule. The M&A Rule, among other things, established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.”

C	Organizational Structure

On September 20, 2005, our founder, Victor Wing Cheung Koo, incorporated 1Verge Inc. in the Cayman Islands. On June 20, 2008, we changed the company name from 1Verge Inc. to Youku.com Inc. On November 14, 2005, we established our wholly owned subsidiary, 1Verge Internet Technology (Beijing) Co., Ltd., or 1Verge Internet, in Beijing, China. On April 27, 2010, we acquired all of the equity interest in Jet Brilliant Limited, or Jet Brilliant, a Hong Kong company, which wholly owns Beijing Jet Brilliant Advertising Co., Ltd., or Jet Brilliant Beijing, an advertising company established in Beijing, China. Jet Brilliant operates as our intermediary holding company.

The following chart illustrates our corporate structure, including our principal operating subsidiaries, consolidated affiliated entities and our ownership structure, as of the date of this annual report:

(1)	1Verge Information and Jiaheyi are our consolidated affiliated entities established in China and each is 80% owned by Ms. Qiong Qin, the wife of our founder, Mr. Victor Koo, and 20% owned by Mr. Dele Liu, our director, chief financial officer and senior vice president. We effectively control 1Verge Information and Jiaheyi through contractual arrangements. See “Corporate Structure.”

D	Property, Plants and Equipment

Our principal executive offices are located on premises comprising approximately 5,684 square meters in Beijing, China. We also have representative offices in Shanghai, Guangzhou and Chengde, and have a branch in Xi’an. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has valid title to the property or has proper authorization from the title owner to sublease the property. Below is a summary of the term of each of our leases and we plan to renew these leases when they expire:

Property	Term
Xi’an premises	November 6, 2010—November 6, 2011
Beijing premises 1	May 25, 2008—May 24, 2012
Beijing premises 2	May 10, 2010—May 24, 2014
Beijing premises 3	June 1, 2010—June 1, 2012
Beijing premises 4	February 22, 2011—May 24, 2014
Shanghai premises	December 15, 2010—December 14, 2012
Chengde premises	June 1, 2011—May 31, 2012
Guangzhou premises	April 20, 2011—December 19, 2012

Our servers are hosted at Internet data centers owned by, and located along the major transmission backbones of, the leading domestic telecommunications carriers. The hosting services agreements typically have terms of approximately one year that are renewable subject to early termination. We believe that we will be able to obtain adequate facilities, principally through the leasing, to accommodate our future expansion plans.

ITEM 4A	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—Risk Factors” or in other parts of this annual report on Form 20-F.

A	Operating Results

Overview

We are the leading Internet television company in China in terms of market share measured by total user time spent viewing online videos in China in 2010, according to iResearch. Our Internet television platform enables consumers to search, view and share high-quality video content quickly and easily across multiple devices. We believe our continuous focus on offering a superior user experience has enabled us to become the largest Internet television company in China and elevated our Youku brand to be the most recognized online video brand in China according to a 2010 survey conducted by an affiliate of the Chinese Academy of Sciences. According to iResearch, we had 37% market share in terms of total user time spent viewing online videos in China in 2010. In 2010, we had an implied market share of approximately 21% in terms of online video advertising spend in China, based on iResearch’s estimated total online video advertising spend in China.

We currently operate our business as a single segment. We derive substantially all of our revenues from online advertising services. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. We believe our differentiated sales proposition has contributed to the rapid increase in the number of international and domestic brands that advertise on our Internet television platform. We also participate in affiliate advertising programs run by third-party Internet search companies, which place links to their customers’ advertisements on our website.

As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies who purchase our advertising services and recognize revenues net of these commissions. Our net revenues increased from RMB33.0 million in 2008 to RMB153.6 million in 2009 and to RMB387.1 million (US$58.7 million) in 2010. The number of our brand advertisers increased from 141 in 2008 to 303 in 2009 and to 423 in 2010 and from 169 in the three months ended March 31, 2010 to 216 in the three months ended March 31, 2011. Net revenues derived from brand advertising sales have grown significantly over the years and accounted for 89.0%, 91.6% and 94.0% of our total net revenues in 2008, 2009 and 2010, respectively. We incurred net losses of RMB204.5 million, RMB182.3 million and RMB204.7 million (US$31.0 million) in 2008, 2009 and 2010, respectively. The increase in net losses from 2009 to 2010 was primarily due to the increases in our sales and marketing efforts, content costs, bandwidth costs and loss from change in fair value of warrant liability.

Our results of operations are affected by the PRC laws, regulations and policies relating to online video and advertising businesses. Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services and advertising businesses in China, we rely on a series of contractual arrangements with 1Verge Information and Jiaheyi to conduct most of our business, though in the future we intend to conduct our advertising agency business through our newly acquired subsidiary, Jet Brilliant Beijing. We do not hold equity interests in 1Verge Information and Jiaheyi. As a result of these contractual arrangements, we are the primary beneficiary of 1Verge Information and Jiaheyi and treat them as consolidated affiliated entities under U.S. GAAP. In the opinion of TransAsia Lawyers, our PRC legal counsel, the ownership structures of our consolidated affiliated entities do not violate, breach, contravene or conflict with any applicable PRC laws or regulations. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations related to such ownership structures.

The major factors affecting our results of operations and financial condition are discussed below.

Net Revenues

We currently derive substantially all of our net revenues from online advertising services. Our online advertising sales consist of brand advertising services and affiliate advertising programs, which accounted for approximately 91.6% and 6.3% of our net revenues in 2009, respectively, and approximately 94.0% and 2.7% of our net revenues in 2010, respectively. As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies and recognize revenues net of these commissions. We also derive a minimal portion of our net revenues from other sources, such as our web-based and wireless subscription video services, and sub-licensing fees from authorized sub-licensing of content which we license from content provider the exclusive rights for self-use and sub-licensing for online distribution to other online video websites. Such other revenues accounted for 2.1% of our net revenues in 2009 and 3.3% of our net revenues in 2010, respectively. The following table sets forth the principal components of our net revenues by amount and as a percentage of our total net revenues for the periods presented.

	Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Brand advertising revenues(1)	29,376	89.0	140,716	91.6	363,693	55,105	94.0
Affiliate advertising program revenues	3,626	10.9	9,747	6.3	10,280	1,558	2.7
Other revenues	20	0.1	3,163	2.1	13,124	1,988	3.3

Net revenues(1)	33,022	100.0	153,626	100.0	387,097	58,651	100.0

(1)	Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 7, as set forth below:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	6,379	37,866	86,602	13,122

Brand Advertising. We derive our revenues primarily from brand advertising sales. We provide in-video, display, sponsorships and other forms of advertising solutions on our website to a broad base of brand advertisers, including leading international and domestic companies in various industries. We derived a majority of our brand advertising revenues from in-video advertisements. Advertisers purchase our online advertising services primarily through third-party advertising agencies, and the number of our advertisers increased significantly from 141 in 2008 to 303 in 2009 and to 423 in 2010. We price our advertising services based on various factors, including the form of third-party advertising, the specific targeting requirements, the duration of the time slot purchased and popularity of the content in which the advertisements will be placed. Prices for the aggregate time slots purchased by each advertiser or advertising agency are fixed under sales contracts, typically at a discount to our list prices. We review and adjust our list prices annually.

Net revenues derived from brand advertising sales have grown significantly in the past and accounted for 89.0%, 91.6% and 94.0% of our net revenues in 2008, 2009 and 2010, respectively. The increase in such revenues from 2008 to 2010 was attributable to an increase in the number of advertisers and rising average spend per advertiser. We expect our brand advertising revenues to continue to grow as we focus on expanding our advertiser base and increasing the advertising spend of key advertisers.

The most significant factors that directly or indirectly affect our brand advertising sales revenues include the following:

•	the number of users visiting our website and the amount of time they spend on our website;

•	the amount of total online video advertising budgets of advertisers;

•	the number of brand advertisers;

•	the list prices of our advertising services and the discount we offer to customers;

•	the commissions earned by third-party advertising agencies; and

•	the evolving perception of the increasing effectiveness of online video advertising as compared to advertising in more traditional media, particularly television.

Affiliate Advertising Programs. We participate in affiliate advertising programs run by third-party Internet search companies Baidu and Google. Under these programs, the third-party Internet search companies place links to their customers’ advertisements on our website and these advertisements are related to the video content or search queries on our website. Our share of their revenues is contractually negotiated and varies depending on calculations that take into account the amount of user traffic and the number of user clicks on these advertisements that appear on our website. Net revenues derived from these affiliate advertising programs as a percentage of our total net revenues decreased from 10.9% in 2008 to 6.3% in 2009 and to 2.7% in 2010, and are expected to continue to decrease over time relative to our brand advertising revenues.

Other Revenues. We seek to diversify our revenue sources over time by expanding our wireless and web-based subscription services and other product offerings. We trial-launched our subscription-based online video services in early 2010, enabling users to watch advertisement-free premium content, such as high-definition movies. We are testing our platform to allow users to access live, streaming events, such as concerts, on a pay-per-view basis. In addition, we cooperate with China’s major mobile phone manufacturers to develop and pre-install our Youku software client on a variety of major 3G mobile phones to allow users to enjoy wireless video services. Though we currently derive minimal revenues from subscription-based and pay-per-view services, we seek to grow these businesses over time. We license from content providers the exclusive rights for both self-use and sub-licensing of certain content. We sub-license such content within its authorized sub-licensing scope to other video websites and receive sub-licensing fees from such websites. Our other revenues accounted for 0.1%, 2.1% and 3.3% of our net revenues in 2008, 2009 and 2010, respectively. Moreover, we are working with e-commerce companies, such as Taobao, to provide video-enabling merchandise demonstration services to their premium retail members. We share revenues with the e-commerce companies for the service fees they charge their members.

Cost of Revenues

Cost of revenues consists primarily of (i) bandwidth costs, (ii) depreciation of our servers and other equipment, (iii) content costs, and (iv) business tax and surcharges. The following table sets forth the components of our cost of revenues for the periods indicated.

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	33,022	153,626	387,097	58,651

Cost of revenues:
Bandwidth costs	(131,926)	(149,479)	(191,679)	(29,042)
Depreciation of servers and other equipment	(25,364)	(33,692)	(37,958)	(5,751)
Content costs	(10,335)	(16,913)	(82,721)	(12,533)
Business tax and surcharges	(3,505)	(16,624)	(38,472)	(5,830)

Total cost of revenues	(171,130)	(216,708)	(350,830)	(53,156)

Bandwidth Costs. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their Internet data centers. Bandwidth is a significant component of our cost of revenues and therefore an important factor affecting our profitability. We expect our bandwidth costs to increase on an absolute basis as traffic to our website grows and the resolution of our content increases. However, we expect our bandwidth costs as a percentage of our net revenues to decrease over time, consistent with historical trends of decreasing unit cost of data hosting and transmission services, and we do not expect such costs to increase as quickly as our net revenues.

Depreciation of Servers and Other Equipment. We include depreciation expense for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Our depreciation expense increased steadily from 2008 to 2009 and to 2010 as we made substantial investments in building out our CDN infrastructure during this period. We expect our depreciation expense to increase on an absolute basis as we continue to invest in additional servers and other equipment. However, we expect our depreciation expense as a percentage of our net revenues to decrease over time since we made substantial upfront capital expenditures at an early stage of our development that are not expected to increase as quickly as our net revenues.

Content Costs. Content costs consist of fees we pay to license content from copyright owners or content distributors, salaries and benefits for our content team, as well as costs of our self-produced content. Our content costs increased significantly from 2008 to 2009 and to 2010 as we built a large and comprehensive online video content library during this period. The increase in content cost since the second half of 2009 was also due to a substantial increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies. According to our internal records, the average license fee for television serial drama has increased in 2009 by more than 200% as compared to 2008, and such fee has increased in 2010 by more than 100% as compared to 2009. The average license fee for movies has also increased in 2010 by more than 90% as compared to 2009. The term of licenses for our professionally produced content generally ranges from one to five years. We expect our content costs to grow on an absolute basis as we expand our content library and market prices for professionally produced content increase.

Business Tax and Surcharges. Our subsidiaries and consolidated affiliated entities are subject to business tax and surcharges on the revenues generated from our services rendered in China. The effective rate of the aggregate amount of business tax, surcharges and cultural development fees on our revenues before deduction of commissions earned by third-party advertising agencies is 8.5%.

Our cost of revenues includes share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

Operating Expenses

Our operating expenses consist of (i) sales and marketing expenses, (ii) product development expenses, and (iii) general and administrative expenses. The following table sets forth the components of our operating expenses for the periods indicated.

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	(35,086)	(72,746)	(130,238)	(19,733)
Product development	(15,398)	(20,908)	(31,287)	(4,740)
General and administrative	(14,367)	(18,523)	(28,957)	(4,387)

Total operating expenses	(64,851)	(112,177)	(190,482)	(28,860)

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and benefits and commissions for our sales and marketing personnel and marketing and promotional expenses. Our sales and marketing expenses increased significantly from 2008 to 2010 primarily reflecting the rapid expansion of our sales team and our increased spending on marketing and brand promotional activities. We expect that our sales and marketing expenses will increase in absolute amount in the near term as we expect to hire additional sales personnel and invest in brand enhancement efforts.

Product Development Expenses. Product development expenses consist primarily of salaries and benefits for product development personnel. We expect our product development expenses on an absolute basis to increase as we intend to hire additional product development personnel to further expand our technology platform, enhance user experience and support the expected growth of our business.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel. Our general and administrative expenses increased from 2008 to 2010 as our business expanded, including the hiring of additional management and administrative staff. We expect our general and administrative expenses to increase in the future as our business grows and we continue to incur increased costs related to complying with our compliance and reporting obligations under the U.S. securities laws as a public company.

Our operating expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

Taxation

Cayman Islands. We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong. Our wholly owned subsidiary in Hong Kong, Jet Brilliant, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as Jet Brilliant has no assessable income for 2010. Dividends from our Hong Kong subsidiary to us are exempt from withholding tax.

PRC. Prior to the effective date of the New EIT Law on January 1, 2008, enterprises in China were generally subject to an enterprise income tax at a statutory rate of 33% unless they qualified for certain preferential treatment. Effective as of January 1, 2008, the New EIT Law applies a uniform enterprise income tax rate of 25% to all domestic enterprises and foreign-invested enterprises and defines new tax incentives for qualifying entities. Enterprises established before March 16, 2007 that were entitled to the then available preferential tax treatment may continue to enjoy such treatment (i) in the case of preferential tax rates, for a maximum of a five-year period starting from January 1, 2008; during such period, the tax rate will gradually increase to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

1Verge Information, a company incorporated in PRC and a consolidated affiliated entity of which 1Verge Internet is the primary beneficiary, is located in the Beijing Zhongguancun Science Park and was granted “High and New Technology Enterprise” status and was entitled to a preferential income tax rate of 15% from January 1, 2006 to December 31, 2007 and is entitled to the same preferential income tax rate from January 1, 2010 to December 31, 2011. 1Verge Internet has also been recognized as “High and New Technology Enterprise” under the New EIT Law and is entitled to preferential tax rate of 15%. The high and new technology enterprise status is subject to approval and renewal every three years. Jiaheyi is our other consolidated affiliated entity and carries on no material operational activities.

In addition, the New EIT Law treats enterprises established outside of China that have “effective management and control” located in China as a PRC resident enterprise for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, and properties of an enterprise. We believe that neither Youku.com Inc. nor Jet Brilliant should be treated as a “resident enterprise” for PRC tax purposes. As of December 31, 2010, no detailed interpretation or guidance has been issued to define place of “effective management and control” and the administrative practice associated with the interpretation of such concept is unclear. However, if considered a “PRC resident enterprise” for tax purposes in the future, our company would be subject to the PRC enterprise income tax at a rate of 25% on its worldwide income. We will continue to monitor our tax status. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

Under the New EIT Law and its implementation rules, dividends from our PRC subsidiaries out of earnings generated after January 1, 2008 are subject to withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividends of 1Verge Internet, which is our PRC subsidiary directly held by our company, to our company is subject to withholding tax at a rate of 10%. Dividends of Jet Brilliant Beijing, which is our PRC subsidiary directly held by our Hong Kong subsidiary Jet Brilliant, will, upon approval from the local tax authority, benefit from a reduced withholding tax rate of 5% under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of any such dividends, such dividends would be subject to withholding tax at a rate of 10% rather than a preferential rate of 5%. Jet Brilliant has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future, because Jet Brilliant Beijing has paid nil dividends from April 27, 2010 to December 31, 2010 and does not plan to pay dividends in the future as it may continue to incur losses. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

We derive revenues primarily from online advertising services. We recognize revenues only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured. Specifically, we recognize revenues based on the following revenue recognition principles:

Online Advertising Services. Advertising contracts are signed to establish the fixed price and advertising services to be provided. Pursuant to the advertising contracts, we provide advertisement placements on our web pages in different formats, including but not limited to video, banners, links, logos and buttons. We make a credit assessment of the customer to assess the collectability of the contract prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, we recognize revenue only when the cash was received and all revenue recognition criteria were met. For contracts where we provide customers with marketing services that contain multiple deliverables (e.g., advertisements in different formats to be delivered over different periods of time), since we sell the marketing services over a broad price range, there is a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement, and depending on the nature of customer arrangement, revenue may be contingent upon the delivery of undelivered items. Accordingly, a combined unit of accounting is used pursuant to Accounting Standards Codification subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements, and such revenues are recognized ratably over the performance period of the last deliverable in the arrangement. Revenue is deferred when non-refundable payments are received from customers prior to satisfaction of revenue recognition criteria discussed above.

Affiliate Advertising Programs. We participate in affiliate advertising programs run by third parties and place links to their customers’ advertisements on our website. On a monthly basis, we obtain data on the user traffic and the number of visitors’ clicks from these third parties. Under these programs, we recognize revenues based on contractual rates applied to user traffic and the number of visitors’ clicks on the advertisements on our website.

Barter Transactions. We enter into cross-promotional agreements, which represent advertising-for-advertising barter transactions. For such transactions, we follow Accounting Standards Codification subtopic 605-20, which provides that advertising-for-advertising barter transactions should be recorded at fair value only if the value of such advertising surrendered in the transaction is determinable within reasonable limits. We do not recognize revenues for such barter transactions since the fair value is not determinable for any of the periods presented. The volume of such transactions is insignificant.

Share-based Compensation Expenses

Our share-based compensation plan is described in more detail under Item 6B. “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.” We grant options to employees and non-employees. As of December 31, 2010, options to purchase 139,242,569 ordinary shares were outstanding. The following table sets forth the options granted since the adoption of the Plan that were outstanding as of December 31, 2010:

Date of Option Grant	Options Outstanding	Exercise Price	Weighted-average Fair Value of Option	Fair Value of Ordinary Shares
		(US$)	(US$)	(US$)
Prior to 2009	70,252,168
February 1, 2009	9,080,000	0.143036134	0.0511	0.1048
February 21, 2009	200,000	0.143036134	0.0513	0.1056
August 1, 2009	9,841,001	0.143036134	0.0575	0.1143
February 1, 2010	19,416,400	0.190850707	0.1062	0.1849
August 1, 2010	19,071,000	0.40	0.2005	0.3855
November 10, 2010	9,382,000	0.48	0.4287	0.7111
November 10, 2010	2,000,000	0.48	0.4416	0.7111

Total:	139,242,569

Share-based compensation expense for all share-based awards granted to employees is determined according to Accounting Standards Codification subtopic 718-10, or ASC 718-10, Compensation-Stock Compensation: Overall. Under the fair value recognition provisions of ASC 718-10, share-based compensation costs are measured at the grant date. The binomial option pricing model is used to determine the fair value of the stock options granted to employees. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, our share-based compensation expenses could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. Further, to the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly. We have elected to recognize compensation costs on the straight-line method, net of estimated forfeiture over the requisite service period with a graded vesting schedule.

Consolidation of Affiliated Entities

PRC law currently restricts foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, we operate our website and provide online advertising services in China through 1Verge Information and Jiaheyi, each a PRC company wholly owned by Ms. Qiong Qin, the wife of our founder and chief executive officer, and Mr. Dele Liu, our director, chief financial officer and senior vice president, both of whom are PRC citizens. 1Verge Information is our website operator and Internet content provider and holds the primary qualifications required to conduct our online video and advertising operations. Our wholly owned subsidiary 1Verge Internet has contractual arrangements with 1Verge Information, Jiaheyi and their respective shareholders, pursuant to which 1Verge Internet extended loans to the shareholders of 1Verge Information and Jiaheyi, who in turn applied the funds from those loans as the paid-in capital of 1Verge Information and Jiaheyi. 1Verge Internet provides technology consulting services to 1Verge Information and Jiaheyi, and has licensed certain trademarks and domain names to 1Verge Information. Despite the lack of technical majority ownership, a parent-subsidiary relationship exists between us and 1Verge Information and Jiaheyi, whereby the shareholders of the consolidated affiliated entities effectively assigned all of their voting rights underlying their equity interest in the consolidated affiliated entities to us. In addition, through the contractual arrangements, we demonstrate our ability and intention to exercise the ability to absorb substantially all the profits and the expected losses of the consolidated affiliated entities. Based on all the aforementioned contractual arrangements, we consolidate the affiliated entities as required by Accounting Standards Codification subtopic 810-10.

Impairment of Long-Lived Assets

In accordance with Accounting Standards Codification subtopic 360-10 Property, Plant and Equipment: Overall, we review long-lived assets and certain identifiable intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset.

Accounts Receivable

We consider many factors in assessing the collectability of our receivables due from our customers, such as the age of the amounts due and customers’ payment history and credit-worthiness. We record an allowance for doubtful accounts in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Income Taxes

We account for income taxes using the liability method in accordance with Accounting Standards Codification topic 740 (“ASC 740”). We determine deferred taxes based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted tax rates for the years in which the differences are expected to reverse. Effective January 1, 2007, we adopted ASC 740-10, which provides guidance on accounting for uncertainty in income taxes. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, on an income tax return. Also provided is guidance on subsequent remeasurement and derecognition of income tax position, classification of current and deferred income tax assets and liabilities, accounting for interest, penalties associated with uncertain tax positions, accounting for income taxes in interim periods and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that a portion, or all, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date of such change.

Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our total net revenues for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues(1)	33,022	153,626	387,097	58,651
Cost of revenues	(171,130)	(216,708)	(350,830)	(53,156)

Gross profit (loss)	(138,108)	(63,082)	36,267	5,495
Operating expenses:
Sales and marketing	(35,086)	(72,746)	(130,238)	(19,733)
Product development	(15,398)	(20,908)	(31,287)	(4,740)
General and administrative	(14,367)	(18,523)	(28,957)	(4,387)

Total operating expenses	(64,851)	(112,177)	(190,482)	(28,860)

Loss from operations	(202,959)	(175,259)	(154,215)	(23,365)
Interest income	5,384	2,054	1,170	177
Interest expense	(4,240)	(6,835)	(7,440)	(1,127)
Amortization of debt issuance costs	(2,380)	—	—	—
Change in fair value of warrant liability	(264)	(2,313)	(44,268)	(6,707)
Others, net	(1)	67	69	10

Loss from operations before income taxes	(204,460)	(182,286)	(204,684)	(31,012)
Income taxes	—	—	—	—

Net loss	(204,460)	(182,286)	(204,684)	(31,012)

(1)	Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 7, as set forth below:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	6,379	37,866	86,602	13,122

Comparison of the Years Ended December 31, 2009 and 2010

Net Revenues. Our total net revenues increased significantly from RMB153.6 million in 2009 to RMB387.1 million (US$58.7 million) in 2010. This increase was primarily due to a substantial increase in our revenues from brand advertising sales, and, to a lesser extent, due to increases in our revenues from affiliate advertising programs and other sources, such as wireless subscription services and sub-licensing of licensed content to other video websites.

Our brand advertising revenues increased significantly from RMB140.7 million in 2009 to RMB363.7 million (US$55.1 million) in 2010. This increase was mainly attributable to increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by an increase in the number of advertisers from 303 in 2009 to 423 in 2010 and an increase in the average net revenues per advertiser from RMB464,409 to RMB859,794 (US$130,272) during these periods. The increase in net revenues also reflected the increase in our average list price. Our net revenues derived from affiliated advertising programs increased by 5.5% from RMB9.7 million in 2009 to RMB10.3 million (US$1.6 million) in 2010. This increase was primarily attributable to increases in user traffic on our website and number of visitors’ clicks on the advertisements placed on our website. Our net revenues derived from other sources increased by 314.9% from RMB3.2 million in 2009 to RMB13.1million (US$2.0 million) in 2010. This increase was primarily attributable to the sub-licensing fees we received from sub-licensing of licensed content to other video websites and our wireless subscription services.

Cost of Revenues. Our cost of revenues increased by 61.9% from RMB216.7 million in 2009 to RMB350.8 million (US$53.2 million) in 2010. The increase in our cost of revenues was due to increases in bandwidth costs, depreciation of servers and other equipment, content costs and business tax and surcharges.

•

Bandwidth Costs. Our bandwidth costs increased by 28.2% from RMB149.5 million in 2009 to RMB191.7 million (US$29.0 million) in 2010, resulting from increased bandwidth needs to support the growth of our user traffic. The number of our monthly unique visitors from homes and offices increased from approximately 154 million in December 2009 to approximately 209 million in December 2010, and the number of our monthly unique visitors from Internet cafes was approximately 56 million in December 2010 compared to approximately 59 million in December 2009. The increase in bandwidth costs was partially offset by an approximately 9% decrease of average bandwidth unit cost during this period.

•

Depreciation of Servers and Other Equipment. Depreciation of our servers and other equipment increased by 12.7% from RMB33.7 million in 2009 to RMB38.0 million (US$5.8 million) in 2010, as we acquired more servers and other equipment to accommodate increased user traffic.

•

Content Costs. Our content costs increased significantly from RMB16.9 million in 2009 to RMB82.7 million (US$12.5 million) in 2010. This was primarily due to a substantial increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies, since the second half of 2009. According to our internal records, the average license fee for television serial drama has increased in 2010 by more than 100% as compared to 2009, and the average license fee for movies has also increased in 2010 by more than 90% as compared to 2009. The increase in content costs was also attributable to the rapid expansion of our library collection by, among other things, licensing more popular and in-season professionally produced content. For example, we licensed from China Network Television all of the soccer games of the 2010 FIFA World Cup-related content in the first half of 2010.

•

Business Tax and Surcharges. The business tax and surcharges we incurred increased significantly from RMB16.6 million in 2009 to RMB38.5 million (US$5.8 million) in 2010, in line with the growth in our revenues before deduction of commissions earned by third-party advertising agencies.

Operating Expenses. Our operating expenses increased by 69.8% from RMB112.2 million in 2009 to RMB190.5 million (US$28.9 million) in 2010, primarily due to increases in sales and marketing expenses and product development expenses, which reflected the general growth of our business.

•

Sales and Marketing Expenses. Our sales and marketing expenses increased by 79.0% from RMB72.7 million in 2009 to RMB130.2 million (US$19.7 million) in 2010. This increase was primarily due to higher salaries, benefits and commissions for our sales and marketing personnel, primarily resulting from increased commission expenses to our sales force in line with our revenue growth and increased headcount and, to a lesser extent, due to an increase in our marketing and promotional expenses and our brand building efforts.

•

Product Development Expenses. Our product development expenses increased by 49.6% from RMB20.9 million in 2009 to RMB31.3 million (US$4.7 million) in 2010, primarily due to an increase in salaries and benefits for product development personnel primarily resulting from the headcount increase.

•

General and Administrative Expenses. Our general and administrative expenses increased by 56.3% from RMB18.5 million in 2009 to RMB29.0 million (US$4.4 million) in 2010, primarily due to an increase in professional service expense, business travel, office rent, and salaries and benefits for our general and administrative personnel primarily resulting from headcount increase.

Interest Income. Our interest income decreased from RMB2.1 million in 2009 to RMB1.2 million (US$0.2 million) in 2010 primarily due to a decrease in average balance of our bank deposits.

Interest Expense. Our interest expense decreased from RMB6.8 million in 2009 to RMB7.4 million (US$1.1 million) in 2010, primarily due to the repayment of our long term debt obligation under an equipment loan and security agreement and a supplemental agreement, or the Loan Agreements, which we entered into with third-party lenders on April 23, 2008.

Change in Fair Value of Warrant Liability. Our losses incurred in change of fair value of warrant liability increased significantly from RMB2.3 million in 2009 to RMB44.3 million (US$6.7 million) in 2010 due to the change in fair market value of the warrants issued for each draw-down of the loan under the Loan Agreements. For example, the fair value of ordinary share underlying the warrants was US$0.7111 on December 8, 2010, compared to US$0.1779 per ordinary share on December 31, 2009.

Taxation. Since we had an operating loss before tax in both 2009 and 2010, we had nil income taxes in these years.

Net Loss. As a result of the foregoing, our net loss increased from RMB182.3 million in 2009 to RMB204.7 million (US$31.0 million) in 2010.

Comparison of the Years Ended December 31, 2009 and 2008

Net Revenues. Our total net revenues increased significantly from RMB33.0 million in 2008 to RMB153.6 million in 2009. This increase was primarily due to a substantial increase in our revenues from brand advertising sales, and, to a lesser extent, due to an increase in our revenues from affiliate advertising programs. Our brand advertising revenues increased significantly from RMB29.4 million in 2008 to RMB140.7 million in 2009, mainly attributable to increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by an increase in the number of advertisers from 141 in 2008 to 303 in 2009 and an increase in the average net revenues per advertiser from RMB208,340 to RMB464,409. The increase in net revenues also reflected the increase in our average list price. Our net revenues derived from affiliated advertising programs increased significantly from RMB3.6 million in 2008 to RMB9.7 million in 2009, primarily attributable to increases in user traffic on our website and the number of visitors’ clicks on the advertisements placed on our website.

Cost of Revenues. Our cost of revenues increased by 26.7% from RMB171.1 million in 2008 to RMB216.7 million in 2009. The increase in our cost of revenues was due to increases in bandwidth costs, depreciation of servers and other equipment, content costs and business tax and surcharges.

•

Bandwidth Costs. Our bandwidth costs increased by 13.3% from RMB131.9 million in 2008 to RMB149.5 million in 2009, resulting from increased bandwidth needs to support the growth of our user traffic. The number of our monthly unique visitors from homes and offices increased from approximately 82 million in December 2008 to approximately 154 million in December 2009, and the number of our monthly unique visitors from Internet cafes increased from approximately 36 million in December 2008 to approximately 59 million in December 2009. The increase in bandwidth costs was partially offset by a decrease of average bandwidth unit cost of approximately 4% during this period and our efforts to enhance the efficiency of the bandwidth usage during the 2009 economic recession.

•

Depreciation of Servers and Other Equipment. Depreciation of our servers and other equipment increased by 32.7% from RMB25.4 million in 2008 to RMB33.7 million in 2009, as we acquired more servers and other equipment to accommodate increased user traffic.

•

Content Costs. Our content costs increased by 64.1% from RMB10.3 million in 2008 to RMB16.9 million in 2009, primarily because we licensed and produced more content to expand our library collection and enhance user experience. This increase was also attributable to an increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies since the second half of 2009. According to our internal records, the average license fee for television serial drama has increased in 2009 by more than 200% as compared to 2008.

•

Business Tax and Surcharges. The business tax and surcharges we incurred increased significantly from RMB3.5 million in 2008 to RMB16.6 million in 2009, in line with the growth in our revenues before deduction of commissions earned by third-party advertising agencies.

Operating Expenses. Our operating expenses increased by 72.9% from RMB64.9 million in 2008 to RMB112.2 million in 2009, primarily due to increases in sales and marketing expenses and product development expenses, which reflected the general growth of our business.

•

Sales and Marketing Expenses. Our sales and marketing expenses increased by 107.1% from RMB35.1 million in 2008 to RMB72.7 million in 2009. This increase was primarily due to higher salaries, benefits and commissions for our sales and marketing personnel, primarily resulting from increased headcount and, to a lesser extent, due to an increase in our marketing and promotional expenses and our enhanced brand building efforts.

•

Product Development Expenses. Our product development expenses increased by 35.7% from RMB15.4 million in 2008 to RMB20.9 million in 2009, primarily due to an increase in salaries and benefits for product development personnel primarily resulting from the increased headcount.

•

General and Administrative Expenses. Our general and administrative expenses increased by 28.5% from RMB14.4 million in 2008 to RMB18.5 million in 2009, primarily due to an increase in salaries and benefits for our general and administrative personnel primarily resulting from headcount increase.

Interest Income. Our interest income decreased from RMB5.4 million in 2008 to RMB2.1 million in 2009 primarily due to a decrease in average balance of bank deposits and, to a lesser extent, due to a decrease of interest rate from 2008 to 2009.

Interest Expense. Our interest expense increased from RMB4.2 million in 2008 to RMB6.8 million in 2009, primarily due to an increase in interest on borrowings under the Loan Agreements.

Change in Fair Value of Warrant Liability. Our losses incurred in change of fair value of warrant liability increased from RMB0.3 million in 2008 to RMB2.3 million in 2009 due to the change in fair market value of the warrants issued for each draw-down of the loan under the Loan Agreements.

Taxation. Since we had an operating loss before tax in 2008 and 2009, we had nil income taxes in these years.

Net Loss. As a result of the foregoing, our net loss decreased from RMB204.5 million in 2008 to RMB182.3 million in 2009.

B	Liquidity and Capital Resources

Prior to our initial public offering in December 2010, we have financed our operations primarily through private placements of preferred shares to investors. As of December 31, 2010, we had RMB1.8 billion (US$274.5 million) in cash and cash equivalents. We have also entered into certain loan agreements in the normal course of our business to finance our operations in the past years. As of December 31, 2010, we had an outstanding principal amount of RMB40.6 million (US$6.2 million) in long-term debt under these agreements. We believe the cash we received from the initial public offering in December 2010, the follow-on offering in May 2011 and the anticipated cash flow from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs.

The following table sets forth a summary of our cash flows for the years indicated.

Although we consolidate the results of 1Verge Information and Jiaheyi, our access to cash balances or future earnings of 1Verge Information and Jiaheyi is only through our contractual arrangements with them. See “Item 4.C—Organizational Structure.”

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(168,820)	(125,676)	(106,024)	(16,064)
Net cash (used in) provided by investing activities	(154,868)	78,225	(136,840)	(20,733)
Net cash provided by financing activities	255,890	260,191	1,763,773	267,238
Effect of foreign exchange rate changes on cash and cash equivalents	(1,042)	(47)	(11,094)	(1,681)

Net increase (decrease) in cash and cash equivalents	(68,840)	212,693	1,509,815	228,760
Cash and cash equivalents at the beginning of the year	157,755	88,915	301,608	45,698

Cash and cash equivalents at the end of the year	88,915	301,608	1,811,423	274,458

Operating Activities

Net cash used in operating activities consisted primarily of our net loss mitigated by non-cash adjustments, such as depreciation of servers and other equipment, and adjusted by changes in assets and liabilities, such as accounts receivable and accrued expenses and other liabilities. The fluctuations of net cash used in operating activities largely correspond to the changes in net loss. The increases in our accounts receivable were primarily due to the growth of our business.

Net cash used in operating activities amounted to RMB106.0 million (US$16.1 million) in 2010, primarily attributable to net loss of RMB204.7 million (US$31.0 million) and an increase of RMB142.3 million (US$21.6 million) in accounts receivable, partially offset by an increase of RMB95.6 million (US$14.5 million) in accrued expenses and other liabilities, an add-back of certain non-cash expenses such as amortization of purchased copyright of RMB44.5 million (US$6.7 million), change in fair value of warrant liability of RMB44.3 million (US$6.7 million), and depreciation of RMB42.7 million (US$6.5 million).

Net cash used in operating activities amounted to RMB125.7 million in 2009, primarily attributable to net loss of RMB182.3 million and an increase of RMB54.1 million in accounts receivable, partially offset by an increase of RMB60.6 million in accrued expenses and other liabilities and an add-back of certain non-cash expenses such as depreciation of RMB36.2 million.

Net cash used in operating activities amounted to RMB168.8 million in 2008, primarily attributable to net loss of RMB204.5 million and an increase of RMB21.1 million in accounts receivable, partially offset by an add-back of certain non-cash expenses such as depreciation of RMB26.9 million and an increase of RMB21.7 million in accrued expenses and other liabilities.

Investing Activities

Net cash used in or provided by investing activities largely reflects our capital expenditures, which consist of purchases of property and equipment in connection with the expansion and upgrade of our technology infrastructure, as well as short-term investments we made.

Net cash used in investing activities amounted to RMB136.8 million (US$20.7 million) in 2010, primarily attributable to acquisition of intangible assets in the amount of RMB89.2 million (US$13.5 million), and purchases of property and equipment in the amount of RMB46.0 million (US$7.0 million).

Net cash provided by investing activities amounted to RMB78.2 million in 2009, primarily attributable to the proceeds from short-term deposits we made in 2008 in the aggregate amount of RMB114.0 million, partially offset by purchases of property and equipment in the amount of RMB25.6 million and acquisition of intangible assets in the amount of RMB10.1 million.

Net cash used in investing activities amounted to RMB154.9 million in 2008, primarily attributable to investments in short-term deposits totaling RMB114.0 million, purchases of property and equipment in the amount of RMB49.1 million, acquisition of intangible assets in the amount of RMB1.8 million and maturity of short-term deposits totaling RMB10.0 million.

Financing Activities

Net cash provided by financing activities amounted to RMB1.8 billion (US$267.2 million) in 2010, primarily attributable to proceeds from our initial public offering in December 2010 and our issuance of Series F preferred shares prior to the initial public offering in an amount of RMB335.0 million (US$50.8 million), partially offset by principal repayments of long-term debt in the amount of RMB26.6 million (US$4.0 million).

Net cash provided by financing activities amounted to RMB260.2 million in 2009, primarily attributable to the RMB273.4 million proceeds from the issuance of our Series E convertible redeemable preferred shares, partially offset by RMB21.5 million in principal repayments for our long-term debt obligation.

Net cash provided by financing activities amounted to RMB255.9 million in 2008, primarily attributable to the RMB206.0 million proceeds from the issuance of our Series D convertible redeemable preferred shares and drawdown of long-term debt in the amount of RMB59.0 million.

Capital Expenditures

We made capital expenditures of RMB49.1 million, RMB25.6 million and RMB46.0 million (US$7.0 million) in 2008, 2009 and 2010, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business. We expect to incur capital expenditures of up to approximately RMB69.8 million in 2011, which will be primarily used to purchase of servers and other equipment. Our capital expenditures may increase in the near term as our business continues to grow and as we expand and improve our CDN infrastructure. We also expect to incur additional costs in connection with our becoming a public company, including costs to prepare for our first Section 404 compliance testing and additional compliance costs associated with being a public company. We are not able to estimate with reasonable certainty these additional expenses but expect the additional costs not to exceed US$2 million in 2011.

C	Research and Development, Patents and Licenses, etc.

Research and Development

We have a team of experienced engineers. The supervisors in charge of our product development department graduated from prestigious universities in China and worked at well-established Internet and software companies in China before joining us. As of December 31, 2010, our product development staff consisted of

139 engineers and technicians. Substantially all of our engineers are based at our headquarters in Beijing. We recruit most of our engineers locally and provide various training programs to them. We compete aggressively for engineering talent to help us address challenges such as CDN maintenance and Internet bandwidth efficiency.

Our current product development efforts are focused on developing and improving, among other things, our video delivery capabilities, our website and user interfaces, our video search and discovery technology, client software to promote adoption of our platform, infrastructure technologies, advertising management systems and user data analysis technologies. In the three years ended December 31, 2008, 2009 and 2010, our product development expenses were RMB15.4 million, RMB20.9 million and RMB31.3 million (US$4.7 million), respectively.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. “ ” is a registered trademark in the PRC. We have also applied to register additional trademarks and logos, including “iKu,” “i ,” “youku.com ,” “soku” and others with the Trademark Office of the SAIC of the PRC. We have registered our domain names, including Youku.com and Soku.com. We have 17 software registrations, including those in connection with our advertisement management, CDN and video search engine, such as Youku advertisement management system (ATM 1.0). We have obtained a computer software copyright registration certificate for “iKu”, our self-developed, proprietary software client. We own the copyright to our jointly developed video fingerprint system and its related resolution analysis.

D	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2010:

	Payments Due by Period
	Total		1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease obligations	40,884	6,195	16,228	21,334	3,322	—
Bandwidth rental	164,657	24,949	139,191	25,466	—	—
Long-term debt	45,910	6,956	25,101	20,809	—	—

Our operating lease obligations related to non-cancelable leases of our office properties in the PRC that are expiring on different dates and our bandwidth rental relate to future minimum payments under non-cancelable operating leases of our bandwidth.

G	Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the online video market in China;

•	our expectations regarding demand for and market acceptance of our services;

•	our expectations regarding the retention and strengthening of our relationships with key advertisers and customers;

•	our plans to enhance user experience, infrastructure and service offerings;

•	competition in our industry in China; and

•	relevant government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these statements and you should read these statements in conjunction with the risk factors disclosed in the section entitled “Item 3. Key Information—D. Risk Factors.” Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Victor Wing Cheung Koo	44	Chairman of the Board of Directors, Chief Executive Officer
George Leonard Baker Jr	68	Independent Director
Jonathan Jia Zhu	48	Independent Director
Ye Sha	38	Independent Director
Nicholas Frederick Lawler	30	Independent Director
Bryan Zongwei Li	38	Independent Director
Dele Liu	43	Director, Chief Financial Officer, Senior Vice President
Leo Jian Yao	35	Chief Technology Officer
Frank Ming Wei	37	Senior Vice President of Operations
Sunny Xiangyang Zhu	39	Chief Editor

Victor Wing Cheung Koo is the founder of our company. Mr. Koo has served as the chairman of our board of directors and chief executive officer since our inception in September 2005. He has over 12 years of experience in Internet and media-related industries in China. From 1999 to 2005, Mr. Koo worked at Sohu, China’s leading Internet portal that is listed on the NASDAQ. Mr. Koo served in various positions at Sohu, including as president, chief operating officer and chief financial officer, helping to grow Sohu from an early-stage company to a listed Internet media property in China. Prior to joining Sohu, Mr. Koo held various senior positions in Richina Capital Partners Limited, a China-based private equity firm from 1994 to 1999, including vice president and director of business development. Prior to that, Mr. Koo worked at Procter & Gamble Co. in Hong Kong in 1993 and Bain & Company in San Francisco from 1989 to 1992. Mr. Koo received an MBA degree from Stanford University and was a Regents’ Scholar at the University of California at Berkeley, where he received a bachelor’s degree.

George Leonard Baker, Jr. has served as our director since 2007. Since 1973, Mr. Baker has been a managing director of the general partner of Sutter Hill Ventures, a venture capital firm located in Palo Alto, California. Mr. Baker currently serves on the board of Corcept Therapeutics, Inc., which is a publicly traded pharmaceutical company, as well as a number of private companies. He also serves as a director of Government of Singapore Investment Corporation Special Investments Pte Ltd., a global investment management company managing Singapore’s foreign reserves. Mr. Baker is a trustee of Yale University, where he chairs the finance committee and serves on the investment committee. Mr. Baker received an MBA degree from Stanford University and a bachelor’s degree in mathematics from Yale University.

Jonathan Jia Zhu has served as our director since 2007. Mr. Zhu has served as the managing director of Bain Capital Asia LLC, or Bain Capital, since 2006, where he is responsible for private equity investment activities in Asia and serves on the boards of Bain Capital’s various portfolio companies, including SinoMedia Holding Limited and GOME Electrical Appliances Holding Limited, both of which are listed on the Hong Kong Stock Exchange. Prior to joining Bain Capital, Mr. Zhu worked at Morgan Stanley Asia Limited from 1995 to 2006, where he became managing director in 2000 and chief executive officer of China business in 2004. Before joining Morgan Stanley, Mr. Zhu worked with Shearman & Sterling from 1992 to 1994 as an attorney. Mr. Zhu is also a board member of Nanjing University and the Hong Kong Ballet. Mr. Zhu received a J.D. degree from Cornell Law School, a master’s degree from Nanjing University and a bachelor’s degree from Zhengzhou University.

Ye Sha has served as our director since November 2010. Mr. Sha has been a managing director of Chengwei Ventures since 2009. He also serves as a director of Sunny Optical Technology (Group) Company Limited, an optical manufacturing company listed on the Hong Kong Stock Exchange. From 2008 to 2009, Mr. Sha was the general manager of the China business at Convergys Corporation. From 2000 to 2008, he was the founder and chief executive officer of BMI Asia Inc., which was subsequently acquired by Convergys Corporation. Mr. Sha received a master’s degree in computer science from Wesleyan University and a bachelor’s degree in computer science from Shanghai Jiao Tong University.

Nicholas Frederick Lawler has served as our director since June 2008. Mr. Lawler has worked at Maverick Capital, Ltd. and its affiliates, or Maverick, one of our largest shareholders since 2004, as a financial analyst and then managing director in the media and telecom sector. Starting in 2010, he became the Asian sector head for Maverick. Mr. Lawler received a bachelor’s degree in economics with a concentration in finance with high distinction from the University of Virginia.

Bryan Zongwei Li has served as our independent director since November 2010. Mr. Li currently serves as an executive director and the chief financial officer of Yingli Green Energy Holding Company Limited, or Yingli, a vertically integrated photovoltaic product manufacturer in China listed on the NYSE. Prior to joining Yingli in November 2006, Mr. Li served as a senior audit manager and an audit manager at PricewaterhouseCoopers for 11 years. Mr. Li received a master’s degree in business administration from Olin School of Business of Washington University, and he graduated from the mechanical engineering department of Shanghai Institute of Technology and from the international finance and insurance department of Shanghai Institute of Business and Administration. Mr. Li is a certified member of Chinese Institute of Certified Public Accountants.

Dele Liu has served as our director since November 2010, and served as our chief financial officer and senior vice president since 2006. He has ten years of experience in the private equity industry in China. Prior to joining our company, Mr. Liu was a vice president of Power Pacific Corporation Limited, a subsidiary of Power Corporation of Canada from 1996 to 2005, during which time he also served on the board of directors of a number of private companies. Mr. Liu worked at Richina Capital Partners Limited as an investment manager from 1995 to 1996. Mr. Liu attended an executive program for management development at Harvard Business School in 2001 and received a bachelor’s degree in economics from Shanghai Maritime University.

Leo Jian Yao has served as our chief technology officer since 2007, and as our chief architect from 2006 to 2007. Before joining our company, Mr. Yao served as the chief technology officer of Sino Credit Technologies (China) Inc., a leading credit card marketing portal in China, from 2005 to 2006, responsible for technology product development. From 2004 to 2005, Mr. Yao was the technology director at an affiliate of New Oriental Education & Technology Group Inc., a NYSE-listed company. From September 2000 to June 2002 and from April 2003 to May 2004, Mr. Yao was head of network operations at Sohu, responsible for 24-7 operational maintenance of Sohu. Mr. Yao received a bachelor’s degree in engineering from Southwest Jiaotong University.

Frank Ming Wei has served at various positions in our company since 2007, including senior vice president, vice president and assistant to the chief executive officer. Mr. Wei leads our sales team. Prior to joining our company, he worked as a sales director of Focus.cn, a leading real estate website in China operated by Sohu, from 2005 to 2007. From 2000 to 2005, he worked as sales manager and then assistant to the president of Sohu, where he was responsible for operations of various commercial projects. Mr. Wei received a bachelor’s degree in computer science from Southwest University.

Sunny Xiangyang Zhu has served as our chief editor since 2006. Mr. Zhu established and leads our content team. Before joining our company, he worked at Beijing Flying Network Music Software Development Co., Ltd. as a content director from 2004 to 2005. From 2001 to 2004, he served as the content director at China Guangya Radio Information Internet Ltd., where he was responsible for professional content syndication services. From 1999 to 2001, he worked at Sohu, building up its music and movie channels. Mr. Zhu attended the undergraduate program in Nanjing Political Institute and received a junior college diploma from Anhui University.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause by a one-month prior written notice. An executive officer may terminate his or her employment with us by a one-month prior written notice for certain reasons, in which case the executive officer is entitled to the same severance benefits as in the situation of termination by us without cause.

Our executive officers have also agreed not to engage in any activities that compete with us, or to directly or indirect solicit the services of our employees, for a period of one year after termination of employment. Each executive officer has agreed to hold in strict confidence any confidential information or trade secrets of our company. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

B	Compensation of Directors and Executive Officers

For the year ended December 31, 2010, we paid an aggregate of approximately RMB3.9 million (US$0.6 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and consolidated affiliated entities as well as their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits.

Share Incentive Plan

2006 Stock Option Scheme

On December 1, 2005, we adopted our 2006 Stock Option Scheme, or the Plan, to attract and retain the best personnel and promote the success of our business. We amended the Plan on March 26, 2007, June 20, 2008, December 16, 2009 and September 9, 2010. Our board of directors authorized the issuance and reservation of up to 140,441,231 ordinary shares subject to exercise of option awards granted under the Plan by the optionees. As of May 31, 2011, options to purchase 134,838,401 Class A ordinary shares were outstanding.

The following table summarize, as of the date of this annual report, the options granted under the Plan to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised, if any.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Bryan Zongwei Li	*	0.48	November 10, 2010	November 9, 2020

Dele Liu	*	0.02	Prior to January 1, 2007	(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Leo Jian Yao	*	0.036	Prior to January 1, 2007	(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Frank Ming Wei	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Sunny Xiangyang Zhu	*	0.02	Prior to January 1, 2007	(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Other individuals as a group	103,138,401	0.02 – 0.48	December 1, 2005 – November 10, 2010	(1)
Total	134,838,401

*	Less than 1% of our total outstanding shares.
(1)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

Types of Awards. The Plan permits the awards of options to purchase our ordinary shares.

Plan Administration. Subject to any specific designation in the Plan, our board of directors will administer the Plan. Our board of directors will determine the provisions and terms and conditions of each award grant. These include, among other things, the number of ordinary shares to be granted under the Plan, the grant price, exercise price, or purchase price, restrictions or limitations on the ordinary shares, restrictions on the exercisability of the grants, accelerations or waivers of the allotment of ordinary shares, and forms of payment upon settlement of an award.

Letter of Offer and Acceptance Form. Each award granted under the Plan will be evidenced by a Letter of Offer that sets forth terms, conditions and limitations for each award. To validly accept the grant of options under the Plan, an optionee needs to complete, sign and return an Acceptance Form acknowledging his or her understanding and acceptance of the terms, conditions and restrictions of the grant within seven days of the receipt of Letter of Offer.

Eligibility. At the discretion of the board of directors, we may grant awards to employees, officers, directors, advisors or consultants of our company.

Transfer Restriction. An option, whether vested or not, shall be personal to the optionee. Subject to certain exceptions, without a prior written consent by the company, neither the option nor any interest therein may be assignable and no optionee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any third party over or in relation to any option under the Plan.

Exercise Price and Term of Awards. The board of directors shall determine the exercise price, grant price or purchase price for each award which shall be stated in the offer letter. Each option shall expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

Vesting Schedule. In general, the vesting of the option follows the schedule below: (i) one-sixth of the option shall be vested upon the first anniversary of the grant date; (ii) one-twelfth of the option shall be vested upon the last day of each three-month period of the second and third year after the grant date; and (iii) one-twenty fourth of the option shall be vested upon the last day of each three-month period of the fourth year after the grant date. In addition, the board of directors may provide additional vesting schedule and vesting conditions in the Letter of Offer to each optionee, including without limitation performance goals to the achieved and milestone targets to be reached by the optionee.

Amendment and Termination. Our board of directors may at any time by resolutions amend the Plan, subject to certain exceptions. In the event of an IPO, the amendment to the Plan may be effected by an ordinary shareholders resolution as necessary to comply with the law, stock exchange rules, underwriter or transacting parties’ request. The Plan may be terminated at any time before its expiration by ordinary resolutions of the board of directors or the shareholders.

2010 Share Incentive Plan

In November 2010, we adopted our 2010 Share Incentive Plan in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plan permits the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the plan. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under our 2010 Share Incentive Plan is 100,000,000 shares. As of May 31, 2010, no award has been granted under this plan.

The following paragraphs describe the principal terms of our 2010 Share Incentive Plan:

Plan Administration. The plan will be administered by a committee of one or more directors to whom the board shall delegate the authority to grant or amend awards to participants other than any of the committee members. The committee will determine the provisions and terms and conditions of each award grant.

Awards and Award Agreement. Pursuant to our 2010 Share Incentive Plan, we may grant options, restricted shares or restricted share units to our directors, employees or consultants. Awards granted under our plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Option Exercise Price. The exercise price of an option shall be determined by the plan administrator and set forth in the award agreement and may be a fixed or variable price related to the fair market value of the shares, to the extent not prohibited by applicable laws. Subject to certain limits set forth in the plan, the exercise price may be amended or adjusted in the absolute discretion of the plan administrator, the determination of which shall be final, binding and conclusive. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility. We may grant awards to our employees, directors and consultants or those of any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest, as determined by our plan administrator. Awards other than incentive share options may be granted to our employees, directors and consultants. Incentive share options may be granted only to employees of our company or a parent or a subsidiary of our company.

Term of the Awards. The term of each award grant shall be determined by our plan administrator, provided that the term shall not exceed ten years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule. Restricted shares granted under our 2010 Share Incentive Plan have a four-year, a three-year, a two-year or a one-year vesting schedule. We have the right to repurchase the restricted shares until vested.

Transfer Restrictions. Except as otherwise provided by our plan administrator, an award may not be transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution. Our plan administrator by express provision in the award or an amendment may permit an award (other than an incentive share option) to be transferred to or exercised by certain persons related to the participant.

Corporate Transactions. Except as may be provided otherwise in an individual award agreement or any other written agreement entered into by a participant and us, in the event of a change-of-control or other corporate transactions, our plan administrator may determine to provide for one or more of the following: (i) each award outstanding under the plan to terminate at a specific time in the future and give each participant the right to exercise the vested portion of the awards during a period of time as determined by our plan administrator; (ii) termination of any award in exchange for an amount of cash equal to the amount that could have been attained upon the exercise of the award; (iii) the replacement of such award with other rights or property selected by our plan administrator; (iv) the assumption of or substitution of such award by our successor, parent or subsidiary, with appropriate adjustments; or (v) payment of an award in cash based on the value of shares on the date of the corporate transaction plus reasonable interest on the award.

Amendment and Termination of the Plan. With the approval of our board, our plan administrator may, at any time and from time to time, amend, modify or terminate the plan, provided, however, that no such amendment shall be made without the approval of our shareholders to the extent such approval is required by applicable laws, or in the event that such amendment increases the number of shares available under our plan, permits our plan administrator to extend the term of our plan or the exercise period for an option beyond ten years from the date of grant, or results in a material increase in benefits or a change in eligibility requirements, unless we decide to follow home country practice.

C	Board Practices

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Bryan Zongwei Li, George Leonard Baker Jr. and Ye Sha. Mr. Li is the chairman of our audit committee. Each of Messrs. Li and Baker satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. Mr. Sha satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Messrs. Ye Sha, George Leonard Baker Jr. and Nicholas Frederick Lawler. Mr. Sha is the chairman of our compensation committee. Each of Messrs. Sha, Baker and Lawler satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our chief executive officer;

•	reviewing and recommending to the board the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. Victor Wing Cheung Koo, Jonathan Jia Zhu, Nicholas Frederick Lawler and Bryan Zongwei Li. Each of Messrs. Zhu, Lawler and Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of our shareholders and the board of directors in accordance with our Memorandum and Articles of Association. Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our shareholders agreement and our articles of association. A director will be removed from office automatically if, among other things, the director (i) dies, becomes bankrupt or makes any arrangement or composition with his creditors or (ii) is found to be or becomes of unsound mind.

D	Employees

We had approximately 223, 325 and 549 employees as of December 31, 2008, 2009 and 2010, respectively. As of March 31, 2011, we had 593 employees, including 47 in management and administration, 162 in product development, 95 in content development and 289 in sales and marketing. In addition to these employees, we also have a team of over 300 contract employees dedicated to screening and monitoring the user-generated content uploaded to our website to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted and to promptly removing any allegedly infringing content once we receive proper notification from the legitimate copyright owner. With our corporate slogan “ ” (everybody gets a share), we have developed a strong company culture that encourages teamwork, accountability, effectiveness and a strong commitment to providing the best experience to our users and customers. In addition, we provide stock options to our employees to align their interests more closely with those of our shareholders. We consider our relationship with our employees to be good.

E	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of May 31, 2011, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 2,047,746,490 ordinary shares issued and outstanding as of May 31, 2011. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:
Victor Wing Cheung Koo(3)	645,023,149	31.5%
George Leonard Baker Jr.(4)	120,060,723	5.9%
Jonathan Jia Zhu	—	—
Ye Sha(5)	641,511,209	31.3%
Nicholas Frederick Lawler	—	—
Bryan Zongwei Li(6)	*	*
Dele Liu(6)	*	*
Leo Jian Yao(6)	*	*
Frank Ming Wei(6)	*	*
Sunny Xiangyang Zhu(6)	*	*
All Directors and Executive Officers as a group(6)	803,334,430	38.8%

Principal Shareholders:
1Verge Holdings Ltd.(7)	626,773,149	30.6%
Brookside Capital Partners Fund, L.P.(8)	228,382,288	11.2%
Maverick Funds(9)	181,965,920	8.9%
Farallon Funds(10)	172,018,194	8.4%
Sutter Hill Funds(11)	165,734,998	8.1%

*	Beneficially owns less than 1% of our ordinary shares.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.
(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of the stock options or warrants within 60 days after March 31, 2011.
(3)	Represents (i) 18,250,000 Class B ordinary shares owned by 1Look Holdings Ltd., a British Virgin Islands company ultimately owned by Mr. Koo; and (ii) 626,773,149 Class B ordinary shares owned by 1Verge Holdings Ltd., a British Virgin Islands company owned by 1Look Holdings Ltd. and Chengwei Partners, L.P., Chengwei Ventures Evergreen Fund, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds. Victor Koo and Eric Xun Li are the directors of 1Verge Holdings Ltd. Mr. Koo disclaims beneficial ownership of shares mentioned in (ii) except to the extent of his pecuniary interest therein. The business address of Mr. Koo is 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing, 100080, People’s Republic of China.
(4)

Represents (i) 111,432,034 Class A ordinary shares held by Sutter Hill Ventures, a California Limited Partnership, of which Sutter Hill Ventures, L.L.C. is the general partner, of which Mr. Baker is one of the eleven managing directors; (ii) 3,777,750 Class A ordinary shares held by Saunders Holdings, L.P., a California limited partnership of which Mr. Baker is a general partner; (iii) 4,310,464 Class A ordinary shares held by Mr. Baker who is a member of our board of directors; and (iv) 540,475 Class A ordinary shares held by Wells Fargo Bank, N.A. FBO G. Leonard Baker, Jr. Roth IRA, a California retirement trust for the benefit of Mr. Baker. Mr. Baker disclaims beneficial ownership of shares mentioned in (i) and (ii) except as to his pecuniary interest therein. The business address of Mr. Baker is 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

(5)	Represents (i) 14,738,060 Class B ordinary shares owned by Chengwei Funds. Chengwei Funds are managed by their general partner and managing member Chengwei Ventures Evergreen Management, LLC, a Cayman Islands exempted limited liability company of which Ye Sha is a managing director and holds voting and dispositive power over the Chengwei Funds; and (ii) 626,773,149 Class B ordinary shares owned by 1Verge Holdings Ltd., a British Virgin Islands owned by 1Look Holdings Ltd. and Chengwei Funds. As a managing director of Chengwei Funds, Mr. Sha may be deemed to have voting and dispositive power over the shares held by 1Verge Holdings Ltd. Mr. Sha disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. The business address of Mr. Sha is Suite C, No. 33, Lane 672 Changle Road, Shanghai 200040.
(6)	Certain of our directors and executive officers have been granted options pursuant to our 2006 Stock Option Scheme. See “Item 6B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”
(7)	Represent Class B ordinary shares held by 1Verge Holdings Ltd., a British Virgin Islands company owned by 1Look Holdings Ltd. and Chengwei Funds. Victor Koo and Eric Xun Li are the directors of 1Verge Holdings Ltd. The registered address of 1Verge Holdings Ltd. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(8)	Represent Class A ordinary shares held by Brookside Capital Partners Fund, L.P., or Brookside, a Delaware limited partnership. Its sole general partner is Brookside Capital Investors, L.P., a Delaware limited partnership, whose sole general partner is Brookside Capital Management, LLC, a Delaware limited liability company, whose sole managing member is Mr. Domenic J. Ferrante. Mr. Ferrante, by virtue of the relationships described above, may be deemed to beneficially own the shares held by Brookside. Brookside Capital Investors, L.P., Brookside Capital Management, LLC and Mr. Ferrante disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of Brookside is 111 Huntington Avenue, Boston, MA 02199.
(9)	Represents Class A ordinary shares held by Maverick Fund Private Investments, Ltd., Maverick USA II, Corp. and Maverick II Holdings, Ltd. We refer to these funds collectively as Maverick Funds. Maverick Capital, Ltd. is an investment adviser and may be deemed to have beneficial ownership of the shares held by Maverick Funds through the investment discretion it exercises over these accounts. Maverick Capital Management, LLC is the general partner of Maverick Capital, Ltd. Lee S. Ainslie III is the manager of Maverick Capital Management, LLC who possesses sole investment discretion, including the ability to vote and dispose of the shares, pursuant to Maverick Capital Management, LLC’s regulations. The address of Maverick Funds is 300 Crescent Court, 18th Floor, Dallas, TX 75201.
(10)	Represents Class A ordinary shares held by Farallon Capital Offshore Investors II, L.P., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P. and Farallon Capital Institutional Partners III, L.P. We refer to these funds collectively as Farallon Funds. Farallon Partners, L.L.C. as Farallon Funds’ general partner may be deemed to be a beneficial owner of the shares held by Farallon Funds. The managing members of Farallon Partners L.L.C. with power to exercise investment discretion are: Thomas F. Steyer, Andrew J.M. Spokes, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Davide Leone, Michael Linn, Douglas M. MacMahon, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Mark C. Wehrly. The address of Farallon Capital Offshore Investors II, L.P. is Harbour Centre, P.O. Box 896, George Town Grand Cayman, Cayman Islands, and the address of the other Farallon Funds is One Maritime Plaza, Suite 2100, San Francisco, CA 94111.
(11)	Represents all shares referenced in footnote (4) plus 45,674,275 Class A ordinary shares owned by individuals affiliated with Sutter Hill Ventures, a California Limited Partnership, and entities affiliated with such individuals. These individuals and entities affiliated with Sutter Hill Ventures collectively referred to as Sutter Hill Funds. Together with Mr. Baker, they are the eleven managing directors of the general partner and share voting and investment decision of shares owned by Sutter Hill Ventures. The natural persons are David L. Anderson, G. Leonard Baker, Jr., Jeffrey W. Bird, Tench Coxe, James C. Gaither, Gregory P. Sands, Andrew T. Sheehan, Michael L. Speiser, David E. Sweet, James N. White and William H. Younger, Jr. The address of Sutter Hill Funds is 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in December 2010 and our follow-on public offering in May 2011. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

As of May 31, 2011, 2,047,746,490 of our ordinary shares, including 1,387,985,283 Class A ordinary shares and 659,761,207 Class B ordinary share, were issued and outstanding. To our knowledge, 549,627,390 Class A ordinary shares were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”

ITEM 7	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B	Related Party Transactions

Private Placement

Prior to 2010, we issued 82,500,000 Series A preferred shares, 165,825,000 Series B-1 preferred shares, 112,875,000 Series B-2 preferred shares, 308,770,154 Series C preferred shares, 209,737,212 Series D preferred shares and 209,849,890 Series E preferred shares to investors who invested in our company through private placements.

In July 2010, we entered into a working capital loan and security agreement with VLLV and Venture Lending & Leasing VI, Inc., or VLLVI, pursuant to which VLLV and VLLVI agreed to make term loans to us from time to time in an aggregate principal amount not exceeding US$10,000,000. We borrowed loans in an aggregate principal amount of US$5,000,000 under this agreement and granted to VLLV and VLLVI warrants to purchase either Series E preferred shares or the next round preferred shares upon the exercise of the warrants as a partial consideration for the loan. The remaining US$5,000,000 loan commitment under this agreement expired on October 31, 2010. The issued warrants have been fully exercised prior to the completion of our initial public offering in 2010.

In September 2010, we issued an aggregate of 100,465,709 Series F preferred shares, at a price of US$0.49768225 per share, to a group of investors, including Chengwei Funds, Farallon Funds, Brookside, Maverick USA II, Corp. and certain discretionary accounts managed by Morgan Stanley Investment Management and T. Rowe Price Associates, Inc. and their affiliates. All of the Series F preferred shares issued in September 2010, except those issued to Chengwei Funds were converted into Class A ordinary shares upon the completion of our initial public offering in 2010. The Series F preferred shares issued in September 2010 to Chengwei Funds were converted into Class B ordinary shares upon the completion of the initial public offering in 2010.

None of the holders of our now converted preferred shares or warrants to purchase our preferred shares was our related party prior to each holder’s investment in our securities. The price of each series of preferred shares was determined based on arm’s-length negotiations between us and the relevant investors and was approved by our board of directors. Upon the completion of our initial public offering in December 2010, each Series A preferred shares, Series B-1 preferred shares, Series B-2 preferred shares, Series C preferred shares, Series D preferred shares, Series E preferred shares and Series F preferred shares were converted into ordinary shares on a one-to-one basis.

Shareholders’ Agreement

In connection with our Series F preferred shares private placement in September 2010, we and our shareholders entered into an amended and restated shareholders’ agreement, which amended and restated the shareholders’ agreements we previously entered into with the investors of our Series A, Series B-1, Series B-2, Series C, Series D and Series E preferred shares. Pursuant to the amended and restated shareholders’ agreement, our board of directors will consist of seven directors: one director is our chief executive officer; one is nominated by Brookside; one is nominated by Maverick Funds or their investment advisor; one is nominated by Chengwei Funds; one is nominated by Sutter Hill Funds; one is an independent director nominated by our chief executive officer and approved by each of the above directors; and one is a financial expert and an independent director nominated by our chief executive officer and approved by each of the other directors. Under the amended and restated shareholders’ agreement, our convertible redeemable preferred shareholders and the holders of ordinary shares converted from our preferred shares are also entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration.

Contractual Arrangements with 1Verge Information and Jiaheyi

PRC law currently limits foreign equity ownership of companies that provide Internet content and online advertising businesses. To comply with these foreign ownership restrictions, we operate our website and provide online video and online advertising services in China through a series of contractual arrangements, which has been amended and restated in 2010, through our subsidiary 1Verge Internet with our consolidated affiliated entities 1Verge Information and Jiaheyi, and the respective shareholders of 1Verge Information and Jiaheyi. The following is a summary of the contractual arrangements that are currently in effect.

Agreements that Provide Us Effective Control over 1Verge Information and Jiaheyi

Amended and Restated Business Operations Agreements. Pursuant to the amended and restated business operations agreement among 1Verge Internet, 1Verge Information and its shareholders, 1Verge Information must appoint the persons designated by 1Verge Internet to be its executive director or directors, general manager, chief financial officer and any other senior officers. 1Verge Information agrees to accept the proposal provided by 1Verge Internet from time to time relating to employment, daily business and financial management. Without 1Verge Internet’s prior written consent, 1Verge Information shall not conduct any transaction which may materially affect its assets, obligations, rights or operations, including but not limited to, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or transfer of any rights or obligations under this agreements to a third party. The term of this agreement is ten years and will be extended automatically for another ten years unless 1Verge Internet provides written notice requesting no extension three months prior to the expiration date. 1Verge Internet may terminate the agreement at any time by providing 30 days’ advance written notice to 1Verge Information and to each of its shareholders. Neither 1Verge Information nor any of its shareholders may terminate this agreement prior to the expiration date or during the ten-year extension period.

The amended and restated business operations agreement among 1Verge Internet, Jiaheyi and its shareholders contains terms substantially similar to the business operations agreement described above.

Amended and Restated Equity Interest Pledge Agreements. Pursuant to the amended and restated equity interest pledge agreement among 1Verge Internet and the shareholders of 1Verge Information, the shareholders of 1Verge Information pledge all of their equity interest in 1Verge Information to 1Verge Internet, to guarantee 1Verge Information and its shareholders’ performance of their obligations under, where applicable, the amended and restated loan agreement, the amended and restated exclusive technical and consulting services agreement, the amended and restated trademark license agreement, the amended and restated domain name license agreement and the amended and restated equity option agreement. If 1Verge Information and/or any of its shareholders breach their contractual obligations under these agreements, 1Verge Internet, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without 1Verge Internet’s prior written consent, shareholders of 1Verge Information shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice 1Verge Internet’s interests. During the term of this agreement, 1Verge Internet is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire on the earlier of (i) the date on which 1Verge Information and its shareholders have fully performed their obligations under the above-referred agreements; or (ii) 1Verge Internet enforces the pledge pursuant to the terms and conditions under this agreement, to fully satisfy its rights under such agreements. We have registered the pledge of the equity interests in 1Verge Information and Jiaheyi with the competent local branch of the SAIC. To date, 1Verge Information and Jiaheyi have fully performed their obligations under the relevant agreements but such obligations will remain on them until the expiration of the terms of such agreements, which are typically ten years subject to automatic renewal for an additional ten-year term or earlier termination as set forth in such agreements.

The amended and restated equity interest pledge agreement among 1Verge Internet and the shareholders of Jiaheyi is substantially similar to the equity interest pledge agreement described above.

Power of Attorney. Pursuant to the power of attorney, the shareholders of 1Verge Information each irrevocably appointed our chief executive officer, Mr. Victor Koo, the person designated by 1Verge Internet, as their attorney-in-fact to vote on their behalf on all matters of 1Verge Information requiring shareholder approval under PRC laws and regulations and 1Verge Information’s articles of association. The appointment of Mr. Koo as the attorney-in-fact is conditional upon his being the employee and the designated person of 1Verge Internet. Each power of attorney will remain in force for ten years until the earlier of the following events: (i) Mr. Koo loses his title or position in 1Verge Internet or 1Verge Internet issues a written notice to dismiss or replace Mr. Koo with another person; and (ii) the business operations agreement among 1Verge Internet, 1Verge Information and its shareholders terminates or expires.

The shareholders of Jiaheyi have also each executed an irrevocable power of attorney appointing Mr. Koo, the person designated by 1Verge Internet, as their attorney-in-fact to vote on their behalf on all matters of Jiaheyi requiring shareholder approval, with terms substantially similar to the power of attorney executed by the shareholders of 1Verge Information described above.

Agreements that Transfer Economic Benefits to Us

Amended and Restated Exclusive Technical and Consulting Services Agreements. Pursuant to the amended and restated exclusive technical and consulting services agreement between 1Verge Internet and 1Verge Information, 1Verge Internet has exclusive right to provide technical and consulting services relating to, among other things, maintenance of the machine room and website and provision and maintenance of the office network. Without 1Verge Internet’s prior written consent, 1Verge Information shall not engage any third party for any of the technical and consulting services provided under this agreement. In addition, 1Verge Internet exclusively owns all intellectual property rights resulting from the performance of this agreement. 1Verge Information agrees to pay a service fee to 1Verge Internet based on a set formula defined in this agreement, and during the term of this agreement, 1Verge Internet has the right to adjust the service fee at its sole discretion without the consent of 1Verge Information. The term of this agreement is ten years and will be extended automatically for another ten years unless terminated by 1Verge Internet’s written notice three months prior to the expiration date. 1Verge Internet can terminate the agreement at any time by providing 30 days’ prior written notice. 1Verge Information is not permitted to terminate the agreement prior to the expiration date, unless 1Verge Internet fails to comply with any of its obligations under this agreement and such failure renders the continued performance of this agreement impossible.

The amended and restated exclusive technical and consulting services agreement between 1Verge Internet and Jiaheyi is substantially similar to the exclusive technical and consulting services agreement described above, except that the services provided by 1Verge Internet are relevant to the advertising business and operations of Jiaheyi.

Amended and Restated Trademark License Agreement and Amended and Restated Domain Name License Agreement. Pursuant to the amended and restated trademark license agreement and the amended and restated domain name license agreement between 1Verge Internet and 1Verge Information, 1Verge Internet grants a non-exclusive and non-transferable license, without sublicense rights, to 1Verge Information to use its trademarks and domain names. 1Verge Information may only use the trademarks and the domain names in its own business operations. The license fee under each agreement is 5% of the total revenue of the licensee and is to be paid every quarter within 15 days after the end of the quarter. Additionally, if the licensor believes that it would be helpful to the licensee’s business, the licensor may reduce or exempt the licensee from all or part of the license fee. The term of each agreement is ten years, and will be extended for another ten years with both parties’ consent. 1Verge Internet may terminate each agreement at any time by providing a 30-day prior written notice. Any party may terminate each agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives written notice of its breach from the non-breaching party. The parties will review each agreement at three-month intervals and determine if any amendment is needed.

Agreements that Provide Us the Option to Purchase the Equity Interest in 1Verge Information and Jiaheyi

Amended and Restated Equity Option Agreements. Pursuant to the amended and restated equity option agreement among 1Verge Internet and the shareholders of 1Verge Information, 1Verge Information’s shareholders grant 1Verge Internet or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interest in 1Verge Information in consideration for the loans extended to 1Verge Information’s shareholders under the amended and restated loan agreement mentioned below. In addition, 1Verge Internet has the option to acquire the equity interest at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to 1Verge Information’s shareholders under the loan agreement. 1Verge Internet or its designated representative(s) have sole discretion to decide when to exercise such options, either in part or in full. 1Verge Internet or its designated representative(s) is entitled to exercise the options an unlimited number of times until all of the equity interests have been acquired, and can freely transfer the option, to any third party. Without 1Verge Internet’s consent, 1Verge Information’s shareholders may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interest in 1Verge Information has been acquired by 1Verge Internet or its designated representatives; or (ii) 1Verge Internet giving 30 days’ advance written notice of termination to the shareholders of 1Verge Information.

The amended and restated equity option agreement among 1Verge Internet and shareholders of Jiaheyi contain terms substantially similar to the equity option agreement described above.

Amended and Restated Loan Agreements. Under the loan agreement between 1Verge Internet and the shareholders of 1Verge Information, 1Verge Internet had made interest-free loans in several tranches with an aggregate amount of RMB20,000,000 to the shareholders of 1Verge Information solely for the initial capitalization and the subsequent financial requirements in 1Verge Information. The loans can be repaid only with the proceeds from the sale of all of the equity interest in 1Verge Information to 1Verge Internet or its designated representatives, pursuant to the amended and restated equity option agreement. The term of each loan is ten years from the first withdrawal of such loan by 1Verge Information’s shareholders, and will be automatically extended for another ten years unless terminated by written notice from 1Verge Internet to the shareholders of 1Verge Information three months prior to the due date.

The amended and restated loan agreement among 1Verge Internet and the shareholders of Jiaheyi contain terms substantially similar to the amended and restated loan agreement described above, except that the amount of loan extended to the shareholders of Jiaheyi is RMB100,000.

Loans between the Company and Shareholders

In April 2008 and July 2010, we entered into equipment loan and working capital loan agreements with Venture Lending and Leasing LV, Venture Lending and Leasing V, and Venture Lending and Leasing VI, respectively. we issued warrants in relation to the long-term debt. All warrants were exercised on December 8, 2010 and shares were issued to the investors as determined in the warrant agreement. In year 2010, we paid total amount of RMB31,483 principal and interest to the lenders in connection with the equipment loan and working capital loan agreements.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements.”

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

C	Interests of Experts and Counsel

Not applicable.

ITEM 8	FINANCIAL INFORMATION

A	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been involved in litigation relating to copyright infringement, and other matters in the ordinary course of our business. Our video content library may contain content in which others may claim to own copyrights or image rights or which others may claim to be defamatory or objectionable. As of March 31, 2011, the aggregate claimed damages against us from ongoing litigation totaled approximately RMB4.2 million (US$0.6 million). We believe that these legal proceedings will not result in material liability to us nor will they have a material adverse effect on our business, financial condition or results of operations. Regardless of the outcome, however, any litigation can result in substantial costs and diversion of management resources and attention.

Although we have implemented standard procedures to delete video content, especially our user-generated content, that allegedly infringes on intellectual property rights of third parties, we have limited control over the nature or types of the content posted by our users. The infringement of intellectual property rights by our users may result in litigation against us and harm our business and reputation. See “Item. 3.D—Risk Factors—Risks Related to Our Business and Industry—We have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on our website or services we provide.”

Dividend Policy

We have not paid in the past and do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As we are a holding company, we rely, in part, on dividends paid to us by our PRC subsidiaries for our cash requirements, including funds to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC laws and regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws and regulations, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until such reserve funds reach 50% of their registered capital. At the discretion of our PRC subsidiaries, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves may not be distributed as cash dividends. Further, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our board of directors has complete discretion on whether to declare dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law (2010 Revision) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” in our registration statement on Form F-1 (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9	THE OFFER AND LISTING

A	Offering and Listing Details

Our ADSs, each representing 18 of our Class A ordinary shares, have been listed on NYSE since December 8, 2010 under the symbol “YOKU.”

Update until June 9, 2011 (starting from December 8, 2010), the trading price of our ADSs on NYSE ranged from US$25.57 to US$69.95 per ADS.

The following table provides the high and low trading prices on the NYSE for the periods indicated below.

		Trading Price (US$)
		High	Low
	Quarterly High and Low
	First Fiscal Quarter of 2011	52.80	29.35
	Monthly Highs and Lows
2010	December (from December 8)	50.00	25.57
2011	January	42.00	29.50
2011	February	42.10	29.35
2011	March	52.80	37.03
2011	April	69.95	47.75
2011	May	61.65	41.50
2011	June (through June 9)	46.20	31.32

B	Plan of Distribution

Not applicable.

C	Markets

Our ADSs, each representing 18 of our Class A ordinary shares, have been traded on the NYSE since December 8, 2010 under the symbol “YOKU.”

D	Selling Shareholders

Not applicable.

E	Dilution

Not applicable.

F	Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A	Share Capital

Not applicable.

B	Memorandum and Articles of Association

We incorporate by reference into this annual report our memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Securities and Exchange Commission on November 15, 2010.

C	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business for the two years immediately preceding the date of this annual report and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E	Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. There are no exchange control regulations or currency restrictions in the Cayman Islands.

In addition, because we are a Cayman Islands exempted company, we have the ability to apply for a tax exemption undertaking certificate from the Cayman Islands Governor in Council, whereby for a twenty-year period from the date of grant, no law which is enacted in the Cayman Islands imposing any taxes to be levied on the profits and income or gains or appreciation of a company shall apply to us or our operations.

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, which holds 100% of our equity interests in our PRC subsidiaries either directly, or indirectly through our Hong Kong subsidiary. Our business operations are principally conducted through our PRC subsidiaries. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends and is the beneficial owner of the dividend received. As our Hong Kong subsidiary owns 100% of Jet Brilliant Beijing, under the aforesaid arrangement, any dividends that Jet Brilliant Beijing pays our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is the beneficial owner of such dividends and not considered to be a PRC tax resident enterprise as described below or a non-PRC tax resident enterprise with an establishment in the PRC and whose dividend income has a connection with such establishment. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under SAT Circular 601, such dividends would be subject to the withholding tax rate of 10%. See “Item 4. Information on the Company—Business Overview—Regulations—Regulations on Tax—Dividends Withholding Tax.”

Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

The implementation rules of the New EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Material United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquire our ADSs or ordinary shares and hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This summary does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this summary does not discuss any United States federal estate, gift or alternative minimum tax consequences or any non-United States (except for the cross-references below to the New PRC CIT Law and potential PRC taxes), state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this summary, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner of a partnership holding our ADSs or ordinary shares, the U.S. Holder is urged to consult its tax advisor regarding an investment in our ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with the terms.

For United States federal income tax purposes, a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income is any income that would be foreign personal holding company income under the Code, including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is unclear, we treat 1Verge Information and Jiaheyi as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the above entities for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of 1Verge Information and Jiaheyi for United States federal income tax purposes, we primarily operate as a provider of online video content and advertising services. Based on our current income and assets and projections as to the value of our assets based, in part, on the market value of our ADSs and outstanding ordinary shares, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, because the value of the assets for purpose of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable year.

If we were to be or become treated as a PFIC, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election or “deemed dividend” election with respect to the ADSs or ordinary shares. You are urged to consult your tax adviser regarding the deemed dividend and deemed sale elections.

Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income, and the value of our tangible and intangible assets from time to time, no assurance can be given that we will not be treated as a PFIC for the current or subsequent taxable years.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written to the extent that we will not be treated as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15 percent rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We do not expect to be a qualified foreign corporation for the current taxable year. However, because our ADSs trade on the NYSE, which is an established securities market in the United States, the ADSs are expected to be readily tradable. Thus, we believe that dividends we pay on our ADSs may meet the conditions required for the reduced tax rates in 2012. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. Dividends received on our ADSs or ordinary shares will not be eligible for the dividend received deduction allowed to corporations.

In the event that we are deemed to be a PRC resident enterprise under the New EIT Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. We may, however, be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, we may be considered to be a qualified foreign corporation, as defined above, and therefore, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Capital gains of non-corporate taxpayers derived from capital assets held for more than one year are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. Depending on the U.S. Holder’s individual facts and circumstances, the U.S. Holder may deduct capital loss (if any) upon the sale or other disposition of ADSs or ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or ordinary shares. Under the PFIC rules the:

•	excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are treated as a PFIC(a “pre-PFIC year”) will be taxable as ordinary income;

•	amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•	interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a lower-tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction may be taken only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation treated as a PFIC and such corporation ceases to be treated as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not treated as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were treated as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

Alternatively, U.S. Holders can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund.” However, this option will not be available to U.S. Holders because we do not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election “deemed sale” and “deemed dividend” elections and the unavailability of the election to treat us as a qualified electing fund.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of the ADSs or ordinary shares may be subject to information reporting to the IRS and possible United States backup withholding, currently at a rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. U.S Holders that are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in taxable years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

F	Dividends and Paying Agents

Not applicable.

G	Statement by Experts

Not applicable.

H	Documents on Display

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. For fiscal years ending on or after December 15, 2011, that deadline will be reduced to no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Our Internet website is www.youku.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by bank deposits with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our initial public offering in December 2010. We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because substantially all of our revenues and expenses are denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the Renminbi against the U.S. dollar in the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate. To the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert the Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2010, we had RMB denominated cash balances of US$41.4 million and U.S. dollar-denominated cash balances of US$232.3 million. Assuming we had converted the U.S. dollar-denominated cash balance of US$232.3 million as of December 31, 2010 into RMB at the exchange rate of $1.00 for RMB6.6000 as of December 31, 2010, this cash balance would have been RMB1,811 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB1,791 million as of December 31, 2010.

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2008, 2009 and 2010 were an increase of 5.9%, a decrease of 0.7% and an increase of 3.3%, respectively. The year-over-year percent changes in the consumer price index for January 2009, 2010 and 2011 were increases of 1.0%, 1.5% and 4.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

ITEM 12	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A	Debt Securities

Not applicable.

B	Warrants and Rights

Not applicable.

C	Other Securities

Not applicable.

D	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Citibank, N.A., the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deducting from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid. Set forth below is a summary of fees holders of our ADSs may be required to pay for various services the depositary may provide:

Service	Fees

• Issuance of ADSs	Up to US$0.05 per ADS issued

• Cancellation of ADSs	Up to US$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.02 per ADS held on the applicable record date(s) established by the depositary

• Transfer of ADRs	US$1.50 per certificate presented for transfer

Our ADS holders, persons depositing our ordinary shares and persons surrendering ADSs for cancellation and for the purpose of withdrawing deposited securities shall be responsible for the following charges:

•

fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when Class A ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2010, we were entitled to US$2.2 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File number: 333-170603) for our initial public offering of 15,847,700 ADSs, representing 285,258,600 Class A ordinary shares, and the underwriters’ full exercise of their option to purchase an additional 2,377,155 ADSs, representing 42,788,790 Class A ordinary shares, which registration statement was declared effective by the SEC on December 7, 2010. Goldman Sachs (Asia) L.L.C. acted as the sole representative of the underwriters in the initial public offering.

For the period from the effective date to December 31, 2010, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled $18.5 million, which included $14.9 million for underwriting discounts and commissions and $3.6 million for other expenses. We received net proceeds of approximately $217.4 million from our initial public offering.

For the period from the effective date to December 31, 2010, we did not use the net proceeds from our initial public offering.

ITEM 15	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based upon that evaluation, our senior management has concluded that, as of December 31, 2010, our disclosure controls and procedures were not effective solely as a result of the material weaknesses in internal control over financial reporting as described below and in “Item 3.D—Risk Factors.”

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

As described above and in “Item 3.D—Risk Factors,” there were material weaknesses identified in our internal control over financial reporting. Prior to our initial public offering in December 2010, we were a private company with limited accounting personnel with U.S. GAAP experience and other resources with which to adequately address our internal control over our financial closing and reporting process and other procedures. In preparing our consolidated financial statements for the three years in the period ended December 31, 2009 included in our registration statement on Form F-1 filed in connection with our 2010 initial public offering, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. The material weaknesses identified related to an insufficient number of financial reporting personnel with an appropriate level of knowledge, experience and training in the application of U.S. GAAP and SEC regulations in internal control over our financial reporting obligations, a lack of qualified staff to support our chief financial officer in financial reporting activities, a lack of an appropriate level of controls regarding the establishment and maintenance of an oversight function for those charged with governance, and communication of internal control, policies and procedures to support our activities, and a lack of effective monitoring activities to ensure the accuracy and completeness of our financial statements and related disclosures. In connection with the audit of our consolidated financial statements for the year ended December 31, 2010, we and our independent registered public accounting firm determined that the above-mentioned material weaknesses in our internal control over financial reporting continue to exist.

We have undertaken certain remedial steps to address the material weaknesses, including hiring additional professionals with experience in U.S. GAAP and SEC reporting from reputable accounting firms, training our new and existing accounting staff and establishing an internal audit department. We are also setting up an internal control process to timely assess new releases of U.S. GAAP and SEC regulations. We plan to continue to address and remediate our internal control over financial reporting in time to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. Under the supervision and with the participation of our senior management, including our chief executive officer and our chief financial officer, we are forming a taskforce led by senior management members including our chief financial officer in pursuing compliance with the requirements of the Sarbanes-Oxley Act and are continuing to undertake measures to improve our internal control over financial reporting. These measures include, but not limited to, continuously strengthening our accounting resources, improving our financial statement closing and reporting process and procedures, and developing and strengthening our internal audit function. The remedial measures that we intend to take may not fully address the material weaknesses that we and our independent registered public accounting firm have identified, and other material weaknesses in our internal control over financial reporting may be identified in the future. Should we discover such conditions, we intend to remediate them as soon as practicable. We are committed to taking appropriate steps for remediation, as needed.

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Messrs. Bryan Zongwei Li and George Leonard Baker Jr., both independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and members of our audit committee, are audit committee financial experts.

ITEM 16B	CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-170603), and the code is also available on our official website under the investor relations section at ir.youku.com.

ITEM 16C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2009	2010
Audit fees(1)	900	8,560
Audit-related fees(2)	—	—
Tax fees(3)	—	65

(1)	“Audit fees” represents the aggregate fees billed and unbilled for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements. For the year ended December 31, 2010, audit fees also included fees for services rendered in connection with our initial public offering in 2010 of RMB5.8 million.
(2)	“Audit-related fees” represents the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

All audit and permitted non-audit services provided by our independent auditors, including audit services, audit-related services, tax services and other services as described above, must be approved in advance by our audit committee or by one or more members of the committee as shall be designated by the audit committee or the chairperson of the audit committee.

ITEM 16D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G	CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Corporate Governance Rules. We are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under NYSE listing standards.

PART III.

ITEM 17	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18	FINANCIAL STATEMENTS

The consolidated financial statements of Youku.com Inc. are included at the end of this annual report.

ITEM 19	EXHIBITS

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts Registrant (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171454) filed with the Commission on December 29, 2010)

2.4	Amended and Restated Shareholders’ Agreement, among the Registrant and other parties therein dated as of September 9, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

2.5	Share Purchase Agreement, among the Registrant and other parties therein dated as of November 25, 2009 (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

2.6	Share Purchase Agreement, among the Registrant and other parties therein dated as of September 9, 2010 (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.1	2006 Stock Option Scheme, as amended (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.4	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.5	Amended and Restated Business Operations Agreement, dated as of August 16, 2010, among 1Verge Internet, 1Verge Information and the shareholders of 1Verge Information (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

Exhibit Number	Document
4.6	Amended and Restated Business Operations Agreement, dated as of August 16, 2010, among 1Verge Internet, Jiaheyi and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).
4.7	Amended and Restated Equity Interest Pledge Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of 1Verge Information (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.8	Amended and Restated Equity Interest Pledge Agreement, dated as of September 27, 2010, among 1Verge Internet and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.9	Power of Attorney, dated as of August 16, 2010, by the shareholders of 1Verge Information (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.10	Power of Attorney, dated as of August 16, 2010, by the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.11	Amended and Restated Exclusive Technical and Consulting Services Agreement, dated as of August 16, 2010, between 1Verge Internet and 1Verge Information (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.12	Amended and Restated Exclusive Technical and Consulting Services Agreement, dated as of August 16, 2010, between 1Verge Internet and Jiaheyi (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.13	Amended and Restated Trademark License Agreement, dated as of August 16, 2010, between 1Verge Internet and 1Verge Information (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.14	Amended and Restated Domain Name License Agreement, dated as of August 16, 2010, between 1Verge Internet and 1Verge Information (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.15	Amended and Restated Equity Option Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of 1Verge Information (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.16	Amended and Restated Equity Option Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

Exhibit Number	Document
4.17	Amended and Restated Loan Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of 1Verge Information (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.18	Amended and Restated Loan Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).
4.19	Supplementary Agreement, dated as of August 16, 2010, between 1Verge Internet and 1Verge Information (incorporated by reference to Exhibit 10.19 from our F-1 registration statement
(File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.20	Supplementary Agreement, dated as of August 16, 2010, between 1Verge Internet and Jiaheyi (incorporated by reference to Exhibit 10.20 from our F-1 registration statement
(File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.21	Assignment Agreement I, dated as of August 16, 2010, among 1Verge Internet, 1Verge Information, Jiaheyi, Qin Qiong and Liu Dele (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.22	Assignment Agreement II, dated as of August 16, 2010, among 1Verge Internet, 1Verge Information, Jiaheyi, Qin Qiong and Liu Dele (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

8.1	Subsidiaries of the Registrant. (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

11.1	Code of Business Conduct and Ethics of the Registrant. (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming

15.2*	Consent of TransAsia Lawyers

*	Filed with this annual report on Form 20-F.

EXHIBIT INDEX

Exhibit Number	Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010)

2.1	Specimen American Depositary Receipt of the Registrant (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

2.2	Specimen Certificate for Ordinary Shares of the Registrant (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

2.3	Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts Registrant (incorporated by reference to Exhibit 4.3 from our S-8 registration statement (File No. 333-171454) filed with the Commission on December 29, 2010)

2.4	Amended and Restated Shareholders’ Agreement, among the Registrant and other parties therein dated as of September 9, 2010 (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

2.5	Share Purchase Agreement, among the Registrant and other parties therein dated as of November 25, 2009 (incorporated by reference to Exhibit 4.5 from our F-1 registration statement
(File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

2.6	Share Purchase Agreement, among the Registrant and other parties therein dated as of September 9, 2010 (incorporated by reference to Exhibit 4.6 from our F-1 registration statement
(File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.1	2006 Stock Option Scheme, as amended (incorporated by reference to Exhibit 10.1 from our
F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.3	Form of Indemnification Agreement between the Registrant and its directors and officers (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.4	Form of Employment Agreement between the Registrant and the officers of the Registrant (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.5	Amended and Restated Business Operations Agreement, dated as of August 16, 2010, among 1Verge Internet, 1Verge Information and the shareholders of 1Verge Information (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.6	Amended and Restated Business Operations Agreement, dated as of August 16, 2010, among 1Verge Internet, Jiaheyi and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

Exhibit Number	Document
4.7	Amended and Restated Equity Interest Pledge Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of 1Verge Information (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.8	Amended and Restated Equity Interest Pledge Agreement, dated as of September 27, 2010, among 1Verge Internet and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.9	Power of Attorney, dated as of August 16, 2010, by the shareholders of 1Verge Information (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.10	Power of Attorney, dated as of August 16, 2010, by the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.11	Amended and Restated Exclusive Technical and Consulting Services Agreement, dated as of August 16, 2010, between 1Verge Internet and 1Verge Information (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.12	Amended and Restated Exclusive Technical and Consulting Services Agreement, dated as of August 16, 2010, between 1Verge Internet and Jiaheyi (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.13	Amended and Restated Trademark License Agreement, dated as of August 16, 2010, between 1Verge Internet and 1Verge Information (incorporated by reference to Exhibit 10.13 from our
F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.14	Amended and Restated Domain Name License Agreement, dated as of August 16, 2010, between 1Verge Internet and 1Verge Information (incorporated by reference to Exhibit 10.14 from our
F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.15	Amended and Restated Equity Option Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of 1Verge Information (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.16	Amended and Restated Equity Option Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.16 from our
F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.17	Amended and Restated Loan Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of 1Verge Information (incorporated by reference to Exhibit 10.17 from our
F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.18	Amended and Restated Loan Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

Exhibit Number	Document
4.19	Supplementary Agreement, dated as of August 16, 2010, between 1Verge Internet and 1Verge Information (incorporated by reference to Exhibit 10.19 from our F-1 registration statement
(File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.20	Supplementary Agreement, dated as of August 16, 2010, between 1Verge Internet and Jiaheyi (incorporated by reference to Exhibit 10.20 from our F-1 registration statement
(File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.21	Assignment Agreement I, dated as of August 16, 2010, among 1Verge Internet, 1Verge Information, Jiaheyi, Qin Qiong and Liu Dele (incorporated by reference to Exhibit 10.21 from our
F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.22	Assignment Agreement II, dated as of August 16, 2010, among 1Verge Internet, 1Verge Information, Jiaheyi, Qin Qiong and Liu Dele (incorporated by reference to Exhibit 10.22 from our
F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

8.1	Subsidiaries of the Registrant. (incorporated by reference to Exhibit 21.1 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

11.1	Code of Business Conduct and Ethics of the Registrant. (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming

15.2*	Consent of TransAsia Lawyers

*	Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Youku.com Inc.

By:	/s/ Victor Wing Cheung Koo
	Name:	Victor Wing Cheung Koo
	Title:	Chairman of the Board of Directors
Chief Executive Officer

Date: June 10, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

Youku.com Inc.

We have audited the accompanying consolidated balance sheets of Youku.com Inc. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Youku.com Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

May 5, 2011

YOUKU.COM INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND 2010

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

		As of December 31,
	Notes	2009	2010	2010
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		301,608	1,811,423	274,458
Accounts receivable, net	3	74,960	216,245	32,764
Intangible assets	5	5,036	10,230	1,550
Prepayments and other assets	4	2,718	25,187	3,817

Total current assets		384,322	2,063,085	312,589
Non-current assets:
Property and equipment, net	6	54,651	64,177	9,724
Intangible assets	5	1,460	57,550	8,720
Prepayments and other assets	4	1,308	5,356	812

Total non-current assets		57,419	127,083	19,256

TOTAL ASSETS		441,741	2,190,168	331,845

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		6,309	35,641	5,400
Advances from customers		3,210	1,304	198
Accrued expenses and other liabilities	7	91,573	201,100	30,471
Current portion of long-term debt	8	24,031	22,180	3,361
Warrant liability	13	7,356	—	—

Total current liabilities		132,479	260,225	39,430
Non-current liabilities:
Long-term debt	8	14,275	18,455	2,796

Total non-current liabilities		14,275	18,455	2,796

Total liabilities		146,754	278,680	42,226
Commitments and contingencies	12

Convertible redeemable preferred shares	14
Series A convertible redeemable preferred shares (“Series A Preferred Shares”) (US$ 0.00001 par value, Authorized—82,500,000 shares as at December 31, 2009 and 2010; Issued and outstanding—82,500,000 and nil as of December 31, 2009 and 2010, respectively; Aggregate amount of liquidation preference—US$3,000 and nil as of December 31, 2009 and 2010, respectively)		24,523	—	—
Series B convertible redeemable preferred shares (“Series B Preferred Shares”) (US$ 0.00001 par value, Authorized—278,700,000 shares as at December 31, 2009 and 2010; Issued and outstanding—278,700,000 and nil as of December 31, 2009 and 2010, respectively; Aggregate amount of liquidation preference—US$12,050 and nil as of December 31, 2009 and 2010, respectively)		94,248	—	—
Series C convertible redeemable preferred shares (“Series C Preferred Shares”) (US$ 0.00001 par value, Authorized—317,398,462 shares as at December 31, 2009 and 2010, Issued and outstanding—308,770,154 and nil as of December 31, 2009 and 2010, respectively; Aggregate amount of liquidation preference—US$25,050 and nil as of December 31, 2009 and 2010, respectively)		183,998	—	—

YOUKU.COM INC.

CONSOLIDATED BALANCE SHEETS—continued

AS OF DECEMBER 31, 2009 AND 2010

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

		As of December 31,
	Notes	2009	2010	2010
		RMB	RMB	US$
Series D convertible redeemable preferred shares (“Series D Preferred Shares”) (US$ 0.00001 par value, Authorized. 209,737,212 shares as at December 31, 2009 and 2010; Issued and outstanding—209,737,212 and nil as of December 31, 2009 and 2010, respectively; Aggregate amount of liquidation preference—US$30,000 and nil as of December 31, 2009 and 2010, respectively)		204,845	—	—
Series E convertible redeemable preferred shares (“Series E Preferred Shares”) (US$ 0.00001 par value, Authorized—209,849,890 shares as at December 31, 2009 and 2010; Issued and outstanding—209,849,890 and nil as of December 31, 2009 and 2010, respectively; Aggregate amount of liquidation preference—US$40,050 and nil as of December 31, 2009 and 2010, respectively)		272,985	—	—
Series F convertible redeemable preferred shares (“Series F Preferred Shares”) (US$ 0.00001 par value, Authorized—100,465,709 shares as at December 31, 2010; Issued and outstanding—nil as of December 31, 2010; Aggregate amount of liquidation preference—nil as of December 31, 2010)		—	—	—

Total convertible redeemable preferred shares		780,599	—	—
Shareholders’ equity (deficit):
Ordinary shares (US$0.00001 par value, 3,901,814,436 authorized, 365,000,000 issued and outstanding as of December 31, 2009)	15	30	—	—
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 1,235,761,996 issued and outstanding as of December 31, 2010)	15	—	82	13
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,761,207 issued and outstanding as of December 31, 2010)	15	—	49	7
Additional paid-in capital		12,473	2,625,250	397,765
Accumulated other comprehensive loss		(3,259)	(14,353)	(2,175)
Accumulated deficit		(494,856)	(699,540)	(105,991)

Total shareholders’ equity (deficit)		(485,612)	1,911,488	289,619

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY		441,741	2,190,168	331,845

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU.COM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Years ended December 31,
	Notes	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Net revenues		33,022	153,626	387,097	58,651
Cost of revenues	9	(171,130)	(216,708)	(350,830)	(53,156)

Gross (loss) profit		(138,108)	(63,082)	36,267	5,495
Operating expenses:
Product development		(15,398)	(20,908)	(31,287)	(4,740)
Sales and marketing		(35,086)	(72,746)	(130,238)	(19,733)
General and administrative		(14,367)	(18,523)	(28,957)	(4,387)

Total operating expenses		(64,851)	(112,177)	(190,482)	(28,860)

Loss from operations		(202,959)	(175,259)	(154,215)	(23,365)
Interest income		5,384	2,054	1,170	177
Interest expenses	8	(4,240)	(6,835)	(7,440)	(1,127)
Amortization of debt issuance costs		(2,380)	—	—	—
Change in fair value of warrant liability	13	(264)	(2,313)	(44,268)	(6,707)
Others, net		(1)	67	69	10

Loss before income taxes		(204,460)	(182,286)	(204,684)	(31,012)
Income taxes	10	—	—	—	—

Net loss		(204,460)	(182,286)	(204,684)	(31,012)

Net loss per share, basic and diluted	17	(0.56)	(0.50)	(0.44)	(0.07)
Net loss per ADS, basic and diluted		(10.08)	(8.98)	(7.90)	(1.20)
Shares used in computation, basic and diluted	17	365,134,375	365,432,916	466,340,541	466,340,541
ADS used in computation, basic and diluted		20,285,243	20,301,829	25,907,808	25,907,808

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU.COM INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 and 2010

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity (deficit)
		RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2008	365,000,000	30	4,080	(2,171)	(108,110)	(106,171)
Comprehensive loss:
Foreign currency translation adjustment				(1,041)		(1,041)
Net loss					(204,460)	(204,460)

Total comprehensive loss						(205,501)
Exercise of stock options			24			24
Share-based compensation			3,665			3,665

Balances at December 31, 2008	365,000,000	30	7,769	(3,212)	(312,570)	(307,983)

Comprehensive loss:
Foreign currency translation adjustment				(47)		(47)
Net loss					(182,286)	(182,286)

Total comprehensive loss						(182,333)
Exercise of stock options			139			139
Share-based compensation			4,565			4,565

Balances at December 31, 2009	365,000,000	30	12,473	(3,259)	(494,856)	(485,612)

Comprehensive loss:
Foreign currency translation adjustment				(11,094)		(11,094)
Net loss					(204,684)	(204,684)

Total comprehensive loss						(215,778)
Exercise of stock options			165			165
Issuance of ordinary shares upon initial public offering (“IPO”), net of IPO costs	328,047,390	21	1,439,387			1,439,408
Conversion of convertible redeemable preferred shares into ordinary shares upon IPO	1,190,022,965	79	1,102,246			1,102,325
Reclassification of warrant liability into ordinary shares upon IPO	12,452,848	1	58,989			58,990
Share-based compensation			11,990			11,990

Balances at December 31, 2010	1,895,523,203	131	2,625,250	(14,353)	(699,540)	1,911,488

Balances at December 31, 2010, in US$		20	397,765	(2,175)	(105,991)	289,619

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU.COM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(204,460)	(182,286)	(204,684)	(31,012)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	26,923	36,207	42,691	6,468
Bad debt expense	465	64	994	151
Amortization of debt issuance costs	2,380	—	—	—
Amortization of intangible assets	1,450	4,581	44,530	6,747
Accretion of long-term debt discounts	591	1,001	2,504	379
Loss on disposal of property and equipment	26	44	19	3
Foreign exchange loss	1	—	—	—
Share-based compensation	3,665	4,565	11,990	1,817
Change in fair value of warrant liability	264	2,313	44,268	6,707
Changes in operating assets and liabilities:
Accounts receivable	(21,133)	(54,085)	(142,279)	(21,558)
Prepayments and other assets	(1,006)	1,335	(1,457)	(220)
Capitalized content production costs	—	—	(196)	(30)
Accounts payable	293	(4)	(39)	(6)
Advances from customers	759	2,451	(1,906)	(289)
Accrued expenses and other liabilities	20,962	58,138	97,541	14,779

Net cash used in operating activities	(168,820)	(125,676)	(106,024)	(16,064)
Cash flows from investing activities:
Acquisition of property and equipment	(49,110)	(25,633)	(45,987)	(6,968)
Deposit for acquisition of equity interest	—	—	(1,707)	(259)
(Purchase of) proceeds from short-term investment	(104,000)	114,000	—	—
Proceeds from disposal of property and equipment	25	—	4	1
Acquisition of intangible assets	(1,783)	(10,142)	(89,150)	(13,507)

Net cash (used in) provided by investing activities	(154,868)	78,225	(136,840)	(20,733)
Cash flows from financing activities:
Proceeds from issuance of Series D Preferred Shares	206,028	—	—	—
Proceeds from issuance of Series E Preferred Shares	—	273,413	—	—
Proceeds from issuance of Series F Preferred Shares	—	—	334,985	50,755
Drawdown of long-term debt	58,979	8,589	33,875	5,133
Exercise of employee stock options	24	139	165	25
Principal repayments on long-term debt	(7,366)	(21,548)	(26,620)	(4,033)
Debt commitment fee (paid) received	(31)	26	(136)	(21)
Proceeds from IPO, net of issuance costs	—	—	1,434,763	217,388
Payment of convertible redeemable preferred shares issuance costs	(1,744)	(428)	(13,259)	(2,009)

Net cash provided by financing activities	255,890	260,191	1,763,773	267,238
Effect of exchange rate changes on cash and cash equivalents	(1,042)	(47)	(11,094)	(1,681)

Net (decrease) increase in cash and cash equivalents	(68,840)	212,693	1,509,815	228,760
Cash and cash equivalents at beginning of the year	157,755	88,915	301,608	45,698

Cash and cash equivalents at end of the year	88,915	301,608	1,811,423	274,458

Supplemental disclosures of cash flow information:
Cash paid for interest	3,130	5,965	4,863	737
Purchase of property and equipment included in accounts payable	2,319	6,017	12,225	1,852

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

1. ORGANIZATION AND BASIS OF PRESENTATION

Youku.com Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on September 20, 2005. The Company was formerly known as 1Verge Inc. and changed its name to Youku.com Inc. on June 20, 2008.

As of December 31, 2010, the Company has three wholly owned subsidiaries, 1Verge Internet Technology (Beijing) Co., Ltd., Jet Brilliant Limited (Hong Kong) and Jet Brilliant Advertising Co., Ltd., and also consolidates two variable interest entities (“VIEs”), details of which are as follows:

The Group	Place of Incorporation	Date of Establishment	Percentage of Ownership	Principal Activities
Subsidiaries
1Verge Internet Technology (Beijing) Co., Ltd. (“1Verge Internet”)	PRC	November 14, 2005	100%	Provision of general and administrative services to group companies

Jet Brilliant Ltd. (“Jet Brilliant”)	Hong Kong	April 27, 2010	100%	Provision of general and administrative services to group companies

Jet Brilliant Advertising Co., Ltd. (“Jet Brilliant Beijing”)	PRC	April 27, 2010	100%	Advertising agency business

VIEs
1Verge Information Technology (Beijing) Co., Ltd. (“1Verge Information”)	PRC	February 24, 2006	Nil	Online video sharing and distribution services, online advertising services, and mobile value added services

Jiaheyi Advertising (Beijing) Co., Ltd. (“Jiaheyi”)	PRC	March 9, 2006	Nil	Online video sharing, and distribution services, online advertising services

In August 2006, 1Verge Internet injected additional capital into 1Verge Information through Jiaheyi Advertising. Subsequent to this capital injection, Jiaheyi Advertising became the majority shareholder, which held 90% of the total shares of 1Verge Information.

In May 2008, 1Verge Internet further injected additional capital into 1Verge Information through Jiaheyi Advertising. Subsequent to this capital injection, Jiaheyi Advertising held 95% of the total shares of 1Verge Information.

In April 2010, the Company acquired 100% of the equity interest of Jet Brilliant, a Hong Kong company which wholly owns Jet Brilliant Beijing, an advertising company established in Beijing.

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group provides online video sharing and distribution services, online advertising services and mobile value added services through its internet site, www.youku.com. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly owned subsidiary and VIEs in the PRC.

PRC laws and regulations prohibit or restrict foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, the Group operates its websites and provides online advertising services in the PRC through VIEs, the PRC legal entities that were established by individuals authorized by the Group. The paid-in capital of the VIEs was funded by the Group through loans extended to the authorized individuals. The Company has entered into business operation, pledge, loan, share option, exclusive technical and consulting, domain name license and trademark license agreements (the “Contractual Agreements”) with the VIEs through 1Verge Internet, which obligate 1Verge Internet to absorb a majority of the expected losses from the VIEs’ activities and entitles 1Verge Internet to receive a majority of residual returns from the VIEs. Through these aforementioned agreements, the Company maintains the ability to approve decisions made by the VIEs, and ability to acquire the equity interests in the VIEs when permitted by the PRC laws via 1Verge Internet.

The Company consolidates the VIEs in accordance with Securities and Exchange Commission (“SEC”) Rule SX-3A-02 and Accounting Standards Codification (“ASC”) 810-10 Consolidation: Overall through the signed Contractual Agreements. The Company is required to continue to consolidate the VIEs through 1Verge Internet under the guidance in Accounting Standards Update (“ASU”) 2009-17 effective January 1, 2010, because the Company has determined that 1) 1Verge Internet is most closely associated with the VIEs among the members of the related party group who share the power to direct the activities of the VIEs that most significantly impact their economic performance, and 2) has the obligation to absorb losses or the right to receive benefits of the VIEs that could potentially be significant to the VIEs.

The aggregate carrying amount of the total assets and total liabilities of the VIEs as of December 31, 2010 were RMB432,993 (US$65,605) and RMB903,833 (US$136,944), respectively. There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of 1Verge Internet, which is the primary beneficiary of the VIEs. The amounts of the net liabilities of VIEs as of December 31, 2010 were RMB470,840 (US$71,339). In addition, the Group has provided financial support amounting to RMB440,313 and RMB636,899 (US$96,500) that it was not previously contractually required to provide as at December 31, 2009 and 2010, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and VIEs in which it has a controlling financial interest. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the company demonstrates its ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions between the Company, its subsidiaries and VIEs have been eliminated in consolidation.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the accounts receivable allowance, recoverability and useful lives of long-lived assets, fair values of options to purchase the Company’s ordinary shares, and deferred tax valuation allowance, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Convenience translation

Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.6000 on December 31, 2010 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Foreign currency translation and transactions

The Company’s functional currency is the US$. The Company’s subsidiaries and VIEs determined their functional currencies based on the criteria of ASC subtopic 830-10, Foreign Currency Matters: Overall. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity (deficit). The Company uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. Exchange gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable, long-term debt, convertible redeemable preferred shares, and warrants. The carrying values of these financial instruments, other than long-term debt, convertible redeemable preferred shares and warrants approximate their fair values due to their short-term maturities. The convertible redeemable preferred shares were initially recorded at issue price net of issuance costs, and no subsequent adjustment was needed except for Series A and Series B Preferred Shares. The Series A Preferred Shares were initially recorded at net proceeds plus the fair value of the put option less the fair value of call options. The Series B Preferred Shares were initially recorded at net proceeds plus the fair value of the contingent purchase right. The warrants issued in connection with the long-term debt were recorded as a liability at fair value as determined on the date of issuance and

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

subsequently adjusted to the fair value at each reporting date (Note 8, Note 13). The Group determined the fair values of convertible redeemable preferred shares call and put options and warrants with the assistance of an independent third-party valuation firm.

The carrying value of long-term debt approximates its fair value due to the fact that the related interest rates are reset each year based on prevailing market interest rates.

Cash and cash equivalents and short-term investments

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. All highly liquid investments with original maturities of three months or less from the date of purchase are classified as cash equivalents. All highly liquid investments with original maturities greater than three months, but less than twelve months, are classified as short-term which approximate their fair value.

During the years ended December 31, 2008, 2009 and 2010, the Company recorded short-term investments interest income of RMB3,052, RMB1,082 and RMB337 in the consolidated statements of operations, respectively.

The short-term investments balance was nil as of December 31, 2009 and 2010.

Accounts receivable

The Group considers many factors in assessing the collectability of its receivables due from its customers, such as the age of the amounts due, the customer’s payment history and credit-worthiness. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

Property and equipment

Property and equipment are stated at cost and are depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the related lease, as follows:

Office computer equipment	3 years
Office furniture and equipment	3 years
Software	3 years
Servers and network equipment	3 years
Motor vehicles	5 years

Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease terms.

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful life of the assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of operations.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

All direct and indirect costs that are related to the construction of property and equipment and incurred before the assets are ready for their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment items and depreciation of these assets commences when ready for their intended use.

Impairment of long-lived assets

In accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall, long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold or use is based on the amount by which the carrying value exceeds the fair value of the asset.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Capitalized content production costs

The Company contracts for the production of, and self produces, short films to exhibit on its websites. Capitalized content production costs (which include direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value.

Non-episodic film costs

The Company estimates total revenues to be earned (“ultimate revenues”) throughout the life of a film. Ultimate revenue estimates for the produced films are periodically reviewed and adjustments, if any, will result in changes to amortization rates. Estimates used in calculating the fair value of the self-produced content are based upon assumptions about future demand and market conditions.

Non-episodic film costs are only capitalized when the revenue stream related to the produced videos is determinable either through specific advertising contracts or other circumstances whereby revenue can be determined to be associated with the specific video and the same amount of revenue can be reasonably estimated.

The Company amortizes produced film cost using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator).

Episodic film costs

Due to the same uncertainty of making reliable estimates discussed for non-episodic films, for episodic films, estimates of ultimate revenues are limited to the amount of revenue contracted for each episode. Accordingly, production costs incurred in excess of the amount of revenue contracted for each episode are expensed as incurred on an episode-by-episode basis.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Company amortizes such costs for each episode in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current period (denominator) which is related to each episode.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization. Licensed copyrights are amortized using a straight-line method over the estimated useful lives of related licensed copyrights. Advertising licenses are amortized using the straight-line method over the remaining term of the license. As of December 31, 2010, intangible assets have weighted-average useful lives from the date of purchase as follows:

Licensed copyrights	2.15 years
Advertising license	28 years

Revenue recognition

The Group’s revenues are derived principally from online advertising services. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured under ASC 605-10, Revenue Recognition: Overall.

Online advertising services

Advertising contracts are signed to establish the fixed price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its web pages in different formats, including but not limited to video, banners, links, logos and buttons. The Group makes a credit assessment of the customer to assess the collectability of the contract prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all other revenue recognition criteria were met. For contracts where the Group provides customers with marketing services that contain multiple deliverables (e.g., advertisements in different formats to be delivered over different periods of time), since the Group sells the marketing services over a broad price range, there is a lack of objective and reliable evidence of fair value for each deliverable included in the arrangement, and depending on the nature of customer arrangement, revenue may be contingent upon the delivery of undelivered items. Accordingly, a combined unit of accounting is used pursuant to ASC subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements, and such revenues are recognized ratably over the performance period of the last deliverable in the arrangement. Revenue is deferred when non-refundable payments are received from customers prior to satisfaction of revenue recognition criteria discussed above.

The Group entered into a one-year agreement in 2008 which granted the exclusive advertising rights on certain channels of the Group’s websites to one customer. The Group recognized revenue ratably during the one-year contract period. No other transactions of this nature were entered into by the Group during the periods presented.

Revenue from advertising programs

The Group participates in the advertising programs run by third parties and places links to the advertisements of their customers on their website. On a monthly basis, the Group obtains data on the user traffic

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

and the number of visitors’ clicks from these third parties. Under these programs, the Group recognizes revenues based on contractual rates applied to user traffic and the number of visitors’ clicks on the advertisements on the Group’s website.

Barter transactions

The Group enters into cross-promotional agreements, which represent advertising-for-advertising barter transactions, and follows ASC subtopic 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. The Group did not recognize revenue for such barter transactions since the fair value is not determinable for any of the periods presented. The volume of such transactions is not significant.

Commissions to third-party advertising agencies

The Group provides cash incentives in the form of commissions to certain third-party advertising agencies based on volume and performance, and accounts for such incentives as a reduction of revenue in accordance with ASC subtopic 605-50-25 Revenue Recognition: Customer Payments and Incentives. The Group accounts for cash consideration given to agencies for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value as a reduction of revenue. The Group has estimated and recorded commissions to third-party advertising agencies as follows:

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Commissions to third-party advertising agencies	6,379	37,866	86,602	13,122

Business tax and surcharges

Business tax and surcharges for the years ended December 31, 2008, 2009 and 2010 of RMB3,505, RMB16,624 and RMB38,472 (US$5,830), respectively, were recorded in cost of revenues (Note 9) in the consolidated statements of operations. The Group’s time-based online advertising services and advertising programs are subject to business taxes, surcharges and cultural development fees totaling 8.5% of revenues before deduction for commissions to agencies.

Advertising expenses

Advertising expenses, primarily advertisements through media publication are included in “Sales and marketing” and are expensed when incurred. Advertising expense for the years ended December 2008, 2009 and 2010 were RMB9,759, RMB7,317 and RMB15,790 (US$2,392), respectively.

Product development expenses

Product development expenses consist primarily of personnel-related expenses (including shared-based compensation cost) incurred for the development of, enhancement to, and maintenance of the Group’s website as well as costs associated with new product development and enhancement. Depreciation expenses and other operating costs are also included in product development expenses. The Group recognizes product development costs as expense when incurred.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expenses as incurred. The Group had no capital leases for the years ended December 31, 2008, 2009 and 2010.

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations.

The Group applies the provisions of ASC subtopic 740-10, Income Taxes: Overall, which clarified the accounting for uncertainty in income taxes by prescribing the recognition and measurement thresholds a tax position is required to meet before being recognized in the financial statements. The Group recognizes in its consolidated financial statements the benefit of a tax position if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to changes in individual tax position. Changes in recognition and measurement estimates are recognized in the period which the change occurs. As the Company continues to be in a net operating loss position, the uncertain tax positions are recognized as a reduction to the net operating loss in the year they potentially impact.

Loss per share

The Group computes basic loss per Class A and Class B ordinary shares in accordance with ASC subtopic 260-10, Earnings Per Share: Overall. Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted-average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options and the warrants, using the treasury stock method.

Share-based compensation

Options granted to employees

The Group has accounted for share-based compensation in accordance with ASC subtopic 718-10, Compensation-Stock Compensation: Overall, for share-based payment transactions with employees. Under the fair value recognition provisions of ASC 718-10, share-based compensation costs are measured at the grant date. The Group has elected to recognize compensation costs on the straight-line method over the requisite service period with a graded vesting schedule.

Options granted to non-employees

The Group has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718-10 and ASC subtopic 505-50, Equity: Equity-based Payments to Non-Employees. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed.

Concentration of risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and accounts receivable. As of December 31, 2010, the Group has RMB1,811,423 (US$274,458) in cash and cash equivalents, which is held in cash and bank deposits with several financial institutions in the PRC and Hong Kong. Since the global financial crisis beginning in the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains reserves for estimated credit losses and these losses have generally been within expectations.

Business and economic risks

The Group participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: changes in the overall demand for services and products; changes in business offerings; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in bandwidth suppliers; changes in certain strategic relationships or customer relationships; regulatory considerations; copyright regulations; and risks associated with the Group’s ability to attract and retain employees necessary to support its growth.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

There were two customers and one customer who individually accounted for greater than 10% of net revenues for the years ended December 31, 2008 and 2009, respectively. The percentage of net revenues from the two customers was 15% and 10%, respectively, and the amount was RMB5,077 and RMB3,445, respectively, for Shanghai MeiCheng advertising Co., Ltd. and Beijing Shi Ji Hua Mei Advertising Co., Ltd. for the year ended December 31, 2008. For the year ended December 31, 2009, Beijing Hylink Advertising Co., Ltd., accounted for 11% of net revenues and the amount was RMB17,039. For the year ended December 31, 2010, no customer accounted for greater than 10% of net revenues.

The Group’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC.

Currency convertibility risk

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents denominated in U.S. dollars. The functional currency of the Company is the U.S. dollar, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of RMB against the U.S. dollar was approximately 3.3% in 2010. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

For the years ended December 31, 2008, 2009 and 2010, the net foreign currency translation loss resulting from the translation of the U.S. dollar functional currency to the RMB reporting currency recorded in the Company’s other comprehensive loss was RMB1,041, RMB47 and RMB11,094 (US$1,681), respectively.

Segment reporting

In accordance with ASC subtopic 280-10, Segment Reporting Overall, the Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one single operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Comprehensive income or loss

Comprehensive income or loss is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income or loss is reported in the consolidated statements of changes in shareholders’ equity (deficit). Accumulated other comprehensive loss of the Group includes the foreign currency translation adjustments.

Comparative information

Certain items in prior years’ consolidated financial statements have been reclassified to conform to the current period’s presentation to facilitate comparison.

Recent accounting pronouncements

In October 2009, the FASB issued ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements. ASU 2009-13 amends ASC Sub-topic 605-25, Revenue Recognition: Multiple-Element Arrangements, regarding revenue arrangements with multiple deliverables. These updates address how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. These updates are effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. The adoption of ASU 2009-13 did not have a material effect on the Group’s consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
Accounts receivable	75,489	217,768	32,995
Allowance for doubtful accounts	(529)	(1,523)	(231)

Accounts receivable, net	74,960	216,245	32,764

The following table presents movement of the allowance for doubtful accounts:

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
Balance at the beginning of the year	465	529	80
Additions charged to bad debt expense	64	994	151

Balance at the end of the year	529	1,523	231

Five customers accounted for 42% of accounts receivable as of December 31, 2010 (2009: 51%) with 13%, 11%, 8%, 6% and 4%, respectively.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

4. PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
Current portion:
Prepaid copyrights	—	6,458	978
Deposits	1,094	261	41
Prepaid expenses for bandwidth	108	1,200	182
Other receivables	—	15,181	2,300
Others	1,516	2,087	316

	2,718	25,187	3,817

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
Non-current portion:
Deposits	1,308	3,649	553
Deposit for equity interests	—	1,707	259

	1,308	5,356	812

5. INTANGIBLE ASSETS

	As of December 31, 2009
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
Current portion:
Licensed copyrights	8,915	(3,879)	5,036

Non-current portion:
Licensed copyrights	1,460	—	1,460

	As of December 31, 2010
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Current portion:
Licensed copyrights	21,491	(11,261)	10,230	1,550

Non-current portion:
Licensed copyrights	68,237	(12,303)	55,934	8,475
Advertising license	1,636	(20)	1,616	245

	69,873	(12,323)	57,550	8,720

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Advertising license relates to acquired advertising license and is amortized ratably over the remaining term of the license of 28 years.

Licensed copyrights relate to titles to movies and television series acquired from external parties and are amortized ratably over the estimated useful lives of the titles ranging from 9 months to 5 years.

Amortization expense was RMB1,450, RMB4,581 and RMB44,530 (US$6,747) for the years ended December 31, 2008, 2009 and 2010, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Within 1 year	37,829	5,732
Between 1 and 2 years	18,165	2,752
Between 2 and 3 years	7,087	1,074
Between 3 and 4 years	2,519	382
Between 4 and 5 years	855	130

6. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
Office computer equipment	3,501	5,240	795
Office furniture and equipment	2,049	3,603	545
Software	375	951	144
Servers and network equipment	117,039	161,188	24,422
Motor vehicles	413	906	138
Leasehold improvements	3,480	6,821	1,033

	126,857	178,709	27,077
Less: Accumulated depreciation	(72,224)	(114,584)	(17,361)
Construction in progress	18	52	8

	54,651	64,177	9,724

Depreciation expense for the years ended December 31, 2008, 2009 and 2010 was as follows:

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Depreciation expense	26,923	36,207	42,691	6,468

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

7. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2009	2010	2010
	RMB	RMB	US$
Accrued advertising and promotion expenses	2,499	1,556	236
Accrued bonuses and individual income taxes	14,579	30,506	4,622
Accrued bandwidth and server hosting expenses	32,667	57,761	8,752
Accrued agency commissions	30,326	68,323	10,352
Accrued annual leave	838	1,273	193
Business tax and surcharges payable	6,919	23,983	3,634
Accrued IPO related costs	—	10,400	1,576
Others	3,745	7,298	1,106

	91,573	201,100	30,471

8. LONG-TERM DEBT

On April 23, 2008, the Company entered into an equipment loan and security agreement and a supplemental agreement (collectively known as the “Loan Agreement”) with independent third parties (the “Lenders”).

According to the Loan Agreement, the Lenders agreed to make term loans to the Company from time to time from the closing date to the Termination Date (defined below) in an aggregate principal amount not exceeding US$10,000 (the “Commitment”). The Termination Date is the earlier of (i) the date the Lenders may terminate making loans or extending other credit pursuant to the rights of the Lenders in event of default, or (ii) December 31, 2008.

The Company can only use the loan to purchase eligible equipment, such as computer equipment, lab and shop equipment, test equipment, office equipment and other standard hardware.

The Lenders are entitled to receive a warrant instrument issued by the Company exercisable for a number of Series C Preferred Shares of the Company at an initial exercise price equal to US$0.081128308 per share, such number of shares having an aggregate exercise price equal to the sum of (i) US$350 (issued to the Lenders, equivalent to 4,314,154 shares in total immediately upon the execution of the Loan Agreement), and (ii) the product of (A) 0.035 and (B) the original principal amount of each equipment loan advanced to the Company by the Lenders.

In connection with the execution of the Loan Agreement, the Company issued a warrant to the Lenders which allow the Lenders to purchase 4,314,154 shares of the Company’s Series C Preferred Shares in April 2008, which was recognized as a liability at fair value with a corresponding asset recognized as issuance costs. The Company has amortized such issuance costs over the facility period of the Loan Agreement.

In May 2008, the Company borrowed RMB31,507 (US$4,500) and, in connection with the borrowing, issued a warrant to purchase 1,941,368 Series C Preferred Shares. The principal is to be repaid in full over a period of thirty-two months in equal, monthly installments, commencing after an initial four month period of interest-only monthly payments. Interest is charged at a fixed annual interest rate of 12% per annum.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In June 2008, the Company borrowed RMB9,688 (US$1,400). In connection with this borrowing, the Company issued an additional warrant to the Lenders to purchase 603,980 Series C Preferred Shares.

In September 2008, the Company borrowed RMB17,784 (US$2,600). In connection with this borrowing, the Company issued an additional warrant to the Lenders to purchase 1,121,680 Series C Preferred Shares.

In January 2009, the Company borrowed RMB5,333 (US$780) and RMB3,256 (US$476), respectively. In connection with these borrowings, the Company issued additional warrants to the Lenders to purchase 541,900 Series C Preferred Shares.

The principal for the borrowings made in June 2008, September 2008 and January 2009 is to be repaid in full over a period of thirty-six months in equal, monthly installments. Interest is charged at a fixed interest rate of 12% per annum.

On July 13, 2010, the Company entered into a working capital loan and security agreement and a supplemental agreement (collectively known as the “New Loan and Agreement”) with independent third parties (the “V and VI Lenders”).

According to the Loan Agreement, the V and VI Lenders agreed to make term loans to the Company from time to time from the closing date in an aggregate principal amount not exceeding US$10,000. This loan agreement expired on October 31, 2010.

The Company or its wholly owned subsidiary, 1Verge Internet can use the loan for general corporate purposes. The V and VI Lenders are entitled to receive a warrant instrument issued by the Company exercisable into a number of Series E Preferred Shares or the next round of preferred shares of the Company at the share issue price, such number of shares having an aggregate exercise price equal to the sum of (i) US$250 and (ii) the product of (A) 0.05 and (B) the original principal amount of each working capital loan advanced to the Company by the V and VI Lenders. Since the Company has issued Series F Preferred Shares on September 9, 2010, the next round preferred shares referred to in the Loan Agreement should be the Series F Preferred Shares.

In July 2010, the Company borrowed RMB33,875 (US$5,000). In connection with this borrowing, the Company issued a warrant, which was recognized as a liability at fair value, to the V and VI Lenders to purchase a number of Series E Preferred Shares or Series F Preferred Shares to be calculated at the pre-determined formula. The principal and interest is to be repaid in full over a period of thirty-two months in equal, monthly installments, commencing after an initial four-month period of interest-only monthly payments. Interest is charged at a fixed annual interest rate of 12% per annum.

The total proceeds received for the debt is first allocated to warrants based on their fair value at the time of issuance, and the remaining value is allocated to the debt. Loan discounts are amortized over the contractual life of the loans using the effective interest method. Interest expense arising from the loans is reported in the consolidated statements of operations.

Interest expense on these loans for the years ended December 31, 2008, 2009 and 2010 was RMB4,240, RMB6,835 and RMB7,440 (US$1,127), which include RMB591, RMB1,001 and RMB2,504 (US$379) of discount amortization, respectively. No interest expense has been capitalized in any periods presented.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Aggregate annual principal payments on long-term debt as of December 31, 2010 are as follows:

	RMB	US$
Within 1 year	25,101	3,803
Between 1 and 2 years	12,720	1,927
Between 2 and 3 years	8,089	1,226

	45,910	6,956

The Company has pledged its equity interest in 1Verge Internet to all lenders for its obligation and liabilities under the Loan Agreement and the New Loan Agreement.

9. COST OF REVENUES

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$

Business tax and surcharges	3,505	16,624	38,472	5,830
Bandwidth costs	131,926	149,479	191,679	29,042
Depreciation of servers and other equipment	25,364	33,692	37,958	5,751
Content costs	10,335	16,913	82,721	12,533

Total	171,130	216,708	350,830	53,156

10. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

China

On March 16, 2007, the PRC National People’s Congress promulgated the New Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008, adopting a unified EIT rate of 25% to all resident enterprises in China, including foreign invested enterprises and domestic enterprises, except for certain entities that still enjoyed the tax holidays which were grandfathered by the New EIT Law or entitled to tax incentives under the New EIT Law. In accordance with the implementation rules of the New EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The EIT rate of the Company’s PRC subsidiaries and its VIEs, including 1Verge Internet, 1Verge Information, Jet Brilliant Beijing and Jiaheyi Advertising, is 25% starting from January 1, 2008. However, 1Verge Information, a VIE of which 1Verge Internet is deemed primary beneficiary, is located in the Beijing Zhongguancun Science Park and has been recognized as an HNTE under the New EIT Law by relevant authorities in December 2009 and was entitled to a preferential tax rate of 15% from January 1, 2010 to December 2011. 1Verge Internet has

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

also been recognized as HNTE under the New EIT Law by relevant authorities in 2010 and will be entitled to preferential tax rate of 15%. If these preferential tax treatments are not made available to 1Verge Information and 1Verge Internet, the entities would be subject to EIT at 25% and the exemption and reduction described above would not apply.

In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Also, the New EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income. As of December 31, 2010, no detailed interpretation or guidance has been issued to define “place of effective management.” Furthermore, as of December 31, 2010, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application. The Company will continue to monitor its tax status.

The Group’s loss before taxes consists of:

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cayman Islands	(11,705)	(5,764)	(68,274)	(10,345)
PRC	(192,755)	(176,522)	(136,410)	(20,667)

	(204,460)	(182,286)	(204,684)	(31,012)

There was no current or deferred income tax expense or benefit recorded for the years ended December 31, 2008, 2009 and 2010.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss is as follows:

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Income tax at PRC statutory rate	(51,115)	(45,571)	(51,171)	(7,753)
International tax rate differential	2,926	1,441	17,069	2,586
Other adjustments	—	—	(876)	(133)
Permanent differences	954	992	1,076	164
Change in FIN 48 liability	6,526	8,203	4,086	619
Effect of preferential tax treatment	—	9,130	8,580	1,300
Expired net operating losses	—	—	87	13
Change in valuation allowance	40,709	25,805	21,149	3,204

Taxation for the year	—	—	—	—

The tax effects of temporary differences that give rise to the deferred tax asset balances at December 31, 2008, 2009 and 2010 are as follows:

	December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Deferred tax assets, current portion:
Advertising expenses	1,201	896	525	80
Accrued payroll	162	2,364	4,685	710
Accrued expenses	731	10,499	21,068	3,192
Others	612	1,242	303	46
Valuation allowance	(2,706)	(15,001)	(26,581)	(4,028)

Deferred tax assets, current portion, net	—	—	—	—

Deferred tax assets, non-current portion:
Net operating losses carried forward	58,269	71,567	81,511	12,350
Fixed assets (accumulated depreciation)	1,108	1,320	945	143
Valuation allowance	(59,377)	(72,887)	(82,456)	(12,493)

Deferred tax assets, non-current portion, net	—	—	—	—

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2008, 2009 and 2010, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized. As of December 31, 2010, the

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Company had net operating loss carry forwards of RMB326,042 (US$49,400), which can be carried forward to offset future taxable income. The net operating losses amounting to RMB10,871 (US$1,647) will expire in 2011 if not utilized. The remaining net operating losses will expire between 2012 and 2015 if not utilized.

The changes in unrecognized tax benefits are as follows:

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Beginning balance	1,836	10,416	16,565	2,510
Additions based on tax position of the current year	8,580	8,203	4,086	619
Reductions for tax positions of prior years	—	(2,054)	—	—

Ending balance	10,416	16,565	20,651	3,129

As of December 31, 2008, 2009, and 2010, the Group has RMB10,416, RMB16,565 and RMB20,651 (US$3,129) of unrecognized tax benefits, none of which would affect the effective tax rate if recognized, due to the Group’s full valuation allowance position. Among the unrecognized tax benefits, deemed interest income from loans to related parties was recorded during 2008, 2009 and 2010 for RMB6,526, RMB5,848 and RMB4,086 (US$619), respectively. In 2008, the Group recorded unrecognized tax benefits of RMB1,444 related to accrued bonus for which the ultimate deductibility is uncertain. In 2009, the Group recognized a decrease of unrecognized tax benefits of RMB1,444, which related primarily to the reversal of accrued bonus. In 2008, the Group recorded unrecognized tax benefits of RMB610 related to accrued interest income and litigation fee. In 2009, the Group recognized a decrease of unrecognized tax benefits of RMB610, which related primarily to the reversal of accrued interest income and litigation fee. In 2009, the Group recorded unrecognized tax benefits of RMB2,355 related to the nondeductible portion of the technical service fees. The Group recorded deemed interest income since the third quarter of 2010 and does not anticipate any other material changes to its unrecognized tax position in the next 12 months.

The Group has not accrued for any interest or penalties related to the unrecognized tax positions due to the overall cumulative losses of the affected entities.

The years 2006 to 2010 remain subject to examination by the PRC tax authorities.

11. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries and its VIEs in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits which are expensed as incurred were RMB5,005, RMB8,973 and RMB14,969 (US$2,268) for the years ended December 31, 2008, 2009 and 2010, respectively.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

12. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including the free-billing period of 1 to 6 months. The Group’s lease agreements usually have a renewal option with an advance notice period of 1 to 3 months, and there is no rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

Total office rental expenses under all operating leases were RMB3,905, RMB7,762 and RMB13,342 (US$2,022) for the years ended December 31, 2008, 2009 and 2010, respectively. Future minimum payments under non-cancelable operating leases of office rental consist of the following as of December 31, 2010:

	RMB	US$
2011	16,228	2,459
2012	12,914	1,957
2013	8,420	1,276
2014	3,322	503
Thereafter	—	—

	40,884	6,195

Total bandwidth rental expenses were recorded in cost of revenues (Note 9).

Future minimum payments under non-cancelable operating leases of bandwidth rental consist of the following as of December 31, 2010:

	RMB	US$
2011	139,191	21,090
2012	16,189	2,453
2013	9,277	1,406
Thereafter	—	—

	164,657	24,949

Litigation

1Verge Information is involved in a number of cases pending in various courts and arbitration as of December 31, 2010. These cases are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these lawsuits may include awards of damages and may also result in, or even compel, a change in the Group’s business practices, which could impact the Group’s future financial results.

The Group has accrued RMB1,200 (US$182) in “Accrued expenses and other liabilities ” in the consolidated balance sheet as of December 31, 2010. The compensation was based on judgments handed down

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

by the court and out-of-court settlements after December 31, 2010, but related to cases arising on or before December 31, 2010. 1Verge information is in the process of the appealing certain judgments for which loss has been accrued.

Subsequent to December 31, 2010, various claims have been made in the ordinary course of business against the Group, some of which have been resolved without material impact to the Group’s operating results. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Group does not expect that the outcome of the matters referred to above will result in a material adverse effect on its business and consolidated financial statements.

There are no accruals for any additional losses related to unasserted claims as the amount cannot be reasonably estimated.

13. WARRANT LIABILITY

The warrants issued in relation to the long-term debt (Note 8) have been classified as a current liability from the issuance date under ASC topic 480, Distinguishing Liabilities from Equity: Overall, as holders are entitled to exercise into Series C Preferred Shares, Series E Preferred Shares and Series F Preferred Shares at US$0.081128308, US$0.190850707, and US$0.49768225, respectively, which are contingently redeemable upon a deemed liquidation event. Losses of RMB264, RMB2,313 and RMB44,268 (US$6,707) from the change in fair market value of the warrants were recognized in the consolidated statements of operations during the years ended December 31, 2008, 2009 and 2010, respectively.

All warrants were exercised on December 8, 2010 at no consideration as a result of a concession by the Company to induce exercise and 12,452,848 Class A ordinary shares were issued to the holders of the warrants. The fair value of the warrants as of December 8, 2010 was equal to the fair value of the equivalent number of the Company’s ordinary shares, which was measured at the IPO price of US$0.7111 per share.

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On November 4, 2005, the Company issued the first batch of 60,000,000 Series A convertible redeemable preferred shares with a conversion price of US$0.05 per share to third-party investors (“Series A Investors”) in exchange for total consideration of US$3,000. Simultaneous with the Company’s issuance of Series A preferred shares, the Company issued call options to the Series A Investors which allowed each Series A Investors to purchase additional Series A convertible redeemable preferred shares with an aggregate exercise price of US$1,500 and the Company’s ordinary shares with an aggregate exercise price of US$1,500. In addition, the Series A Investors granted a put option to the Company which allowed the Company to request that Series A Investors to purchase additional Series A convertible redeemable preferred shares with an aggregate exercise price of US$1,500. On January 18, 2007, the Company issued an additional 22,500,000 Series A Preferred Shares at nil consideration. Concurrently, the Company and the Series A Investors also agreed to cancel the put and call options and effectively adjusted the conversion for all Series A convertible redeemable preferred shares to US$0.03636 per share.

On January 18, 2007, the Company issued 165,825,000 Series B convertible redeemable preferred shares with a conversion price of US$0.03636 per share to third-party investors in exchange for total consideration of US$6,030. Simultaneously with the Company’s issuance of Series B preferred shares, the Company granted a

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

contingent purchase right to the investors of Series B Preferred Shares (“Series B Investors”) which allowed the Series B Investors to purchase additional Series B preferred shares. On July 27, 2007, the Company issued an additional 112,875,000 Series B convertible redeemable preferred shares for an aggregate purchase price of US$6,020 upon the exercise of the right.

On November 20, 2007, the Company issued 308,770,154 Series C convertible redeemable preferred shares with a conversion price of US$0.08113 per share to third-party investors in exchange for total consideration of US$25,050.

On June 20, 2008, the Company issued 209,737,212 Series D convertible redeemable preferred shares with a conversion price of US$0.14304 per share to third-party investors in exchange for total consideration of US$30,000.

On November 25, 2009, the Company issued 209,849,890 Series E convertible redeemable preferred shares with a conversion price of US$0.19085 per share to third-party investors in exchange for total consideration of US$40,050.

On September 9, 2010, the Company issued 100,465,709 Series F convertible redeemable preferred shares with a conversion price of US$0.49768 per share to third-party investors in exchange for total consideration of US$50,000.

The significant terms of Series A, Series B, Series C, Series D, Series E and Series F preferred shares (collectively, the “Preferred Shares”) are summarized below:

Voting

Each holder of Preferred Shares is entitled to the number of votes equal to the number of shares of ordinary shares into which such holder’s Preferred Shares could be converted and having voting rights and powers equal to the voting rights and powers of the ordinary shares.

Dividends

Each holder of Preferred Shares is entitled to receive dividends when and if declared by the Board of Directors of the Company.

Ranking

Pursuant to the Preferred Shares agreement, the holders of Preferred Shares rank, as to dividends and upon liquidation, senior and prior to the ordinary shares issued by the Company.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event (e.g., change in control) as defined in the Preferred Shares agreements, each holder of Preferred Shares is entitled to receive, prior to and in preference to holders of ordinary shares, an amount equal to the original issuance price plus any declared and unpaid dividends. If at the time of any liquidation event, the liquidation proceeds are either

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

greater or lesser than the entire assets and funds of the Company legally available for distribution amongst the holder of Preferred Shares and holders of ordinary shares, the assets and funds of the Company shall be distributed ratably amongst the holders of Preferred Shares first. After distribution in full to the holders of Preferred Shares, the remaining assets and funds of the Company available for distribution shall be distributed ratably amongst the holders of ordinary shares.

Conversion Rights

All Preferred Shares can be converted into ordinary shares as determined by the applicable original issue price divided by the applicable conversion price in effect at the time of conversion.

The holders of Preferred Shares shall have the following conversion rights:

a.	Upon a Qualified Public Offering, as defined in the Preferred Shares agreement:

1) for the period from November 4, 2005 to November 20, 2007, if the offering price per share is not at least 200% of the original purchase price, and the conversion price of Series A and B preferred shares are adjusted such that each preferred share is convertible into that number of ordinary shares equal to 200% of the original purchase price divided by the offering price per share of such public offering for each Series A and B preferred shares;

2) for the period from November 20, 2007 to June 20, 2008, if the offering price per share is not at least 300% of each original purchase price of Series A, B and C, each conversion price of series A, B and C preferred shares are adjusted such that each preferred share is convertible into that number of ordinary shares equal to 300% of the original purchase price divided by the offering price per share of such public offering, for each Series A, B and C preferred shares; and

3) beginning June 20, 2008 and thereafter, the conversion price adjustment conditions were removed and no such term exists for Series A, B, C, D, E and F preferred shares.

b.	If the Company issues new equity securities for consideration per share less than the conversion price for any series of Preferred Shares, then the conversion price shall be reduced to the consideration per share received by the Company.

c.	All of Preferred Shares shall automatically be converted into ordinary shares at the then- effective conversion price of each issuance (i.e., conversion price as adjusted for any triggering event described in b. above) upon the closing of a qualified public offering, as defined in the Preferred Shares agreements.

Redemption

There is no redemption term stated in Preferred Shares, except all Preferred Shares are redeemable upon a liquidation event, which includes deemed liquidation events (e.g., change in control) as defined in the Preferred Shares agreement.

Accounting for the Convertible Redeemable Preferred Shares

The Preferred Shares have been classified as mezzanine equity as they are redeemable upon a liquidation event, including a deemed liquidation event (e.g., change in control) as noted above.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The holders of the Preferred Shares for all series have the ability to convert the shares into the Company’s ordinary shares. The conversion option did not require bifurcation because it did not meet the net settlement criterion to be considered a derivative as the underlying ordinary shares are not publicly traded nor readily convertible into cash.

No beneficial conversion feature was recognized for the Preferred Shares as the fair value per ordinary share at each issuance date was less than the most favorable conversion price for each issuance.

Upon completion of the IPO in December 2010, each convertible redeemable preferred share automatically converted into either one Class A or Class B ordinary share. The numbers of Class A and Class B shares that have been issued upon conversion of all convertible redeemable preferred shares were 895,261,758 and 294,761,207, respectively.

15. ORDINARY SHARES

In November 2010, the Company adopted the Amended and Restated Memorandum and Articles of Association (“M&AA”). Immediately prior to the completion of IPO, the authorized share capital of the Company of US$50, was divided into 5,000,000,000 shares of par value US$0.00001 each, comprising (i) 3,137,657,746 Class A ordinary shares; (ii) 659,761,207 Class B ordinary shares; (iii) 82,500,000 Series A Preferred Shares; (iv) 165,825,000 Series B-1 Preferred Shares and 112,875,000 Series B-2 Preferred Shares; (v) 317,398,462 Series C Preferred Shares; (vi) 209,737,212 Series D Preferred Shares; (vii) 213,779,664 Series E Preferred Shares; and (viii) 100,465,709 Series F Preferred Shares.

Upon completion of the IPO in December 2010, the authorized share capital of the Company was US$100 divided into 9,340,238,793 Class A ordinary shares of par value US$0.00001 each and 659,761,207 Class B ordinary shares of par value US$0.00001 each. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to three votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of holders of all other classes of shares outstanding.

In November 2010, the holders of the warrants notified the Company that they will exercise their warrants to purchase 8,523,082 Series C Preferred Shares and 3,929,766 Series E Preferred Shares immediately prior to the completion of the IPO. Upon completion of the IPO, 1,202,475,813 convertible redeemable preferred shares were automatically converted into either Class A or Class B ordinary shares, amongst which 12,452,848 Class A ordinary shares were issued to the holders of the warrants. As of December 31, 2010, there were 1,235,761,996 and 659,761,207 Class A and Class B ordinary shares outstanding, respectively.

16. ACCUMULATED DEFICIT AND STATUTORY RESERVE FUNDS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s subsidiaries, being a foreign-invested enterprise established in the PRC, is required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. Each of the Company’s subsidiaries is required to allocate at least 10% of its after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiaries.

In accordance with the China Company Laws, the Company’s VIEs must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The Company’s VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of the Company’s VIEs. However, as the VIEs have operated at a loss since inception, no appropriation has been made as of December 31, 2010.

The general reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. The staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they available for distribution except under liquidation.

	December 31,
	2009	2010	2010
	RMB	RMB	US$
PRC statutory reserve funds	—	—	—
Unreserved accumulated losses	(494,856)	(699,540)	(105,991)

	(494,856)	(699,540)	(105,991)

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB179,225 and RMB205,366 (US$31,116) as of December 31, 2009 and 2010, respectively. All net assets of the Company’s VIEs are restricted due to the VIEs, unreserved accumulated losses.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

17. LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share.

	For the years ended December 31,
	2008	2009	2010
	Ordinary shares	Ordinary shares	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	US$	RMB	US$
Numerator:
Net loss	(204,460)	(182,286)	(35,973)	(5,450)	(168,711)	(25,562)

Denominator:
Weighted-average of issued shares outstanding	365,134,375	365,432,916	81,958,983	81,958,983	384,381,558	384,381,558

Denominator used for basic and diluted loss per share	365,134,375	365,432,916	81,958,983	81,958,983	384,381,558	384,381,558
Basic and diluted loss per share	(0.56)	(0.50)	(0.44)	(0.07)	(0.44)	(0.07)

18. SHARE-BASED COMPENSATION

In December 2005, the Company adopted the 2006 Option Plan (the “2006 Plan”). The 2006 Plan provides for the granting of share options to employees, officers, directors, advisors or consultants of the Company. These options were granted with exercise prices denominated in U.S. dollars, which is the functional currency of the Company. The Company has reserved 140,441,231 ordinary shares for issuance under the 2006 Plan. The maximum term of any issued stock option is ten years from the grant date. These awards vest over a four-year schedule for employees, officers, and directors as stated below:

(1)	One-sixth of the options shall be vested upon the first anniversary of the grant date;

(2)	One-twelfth of the options shall be vested upon the last day of each three-month period of the second and third year after the grant date; and

(3)	One-twenty fourth of the options shall be vested upon the last day of each three-month period of the fourth year after the grant date.

On January 21, 2008, the Company granted 1,000,000 stock options to an external consultant with an exercise price of US$0.081128308 per share. For this award, 200,000 shares vested on the grant date, and the remaining 800,000 shares vested on July 8, 2008, the performance completion date.

On February 21, 2009, the Company granted 200,000 stock options to another external consultant with an exercise price of US$0.143036134 per share. For this award, 100,000 shares vested on the grant date, and the remaining 100,000 shares vested on December 31, 2009, the performance completion date.

On November 10, 2010, the Company granted 2,000,000 stock options to an independent director with an exercise price of US$0.48 per share. For this award, one third of the option shares are subject to vesting each year over a three-year period commencing November 10, 2010.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In November 2010, the Company adopted the 2010 Share Incentive Plan (the “2010 Plan”) which was approved by the Board of Directors. The 2010 Plan permits the grant of options to purchase the Company’s Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the 2010 Plan. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 100,000,000 shares. The award terms are generally granted at the fair market value of the ordinary shares at the date of grant and generally vest over a four- year schedule. The maximum term of any issued stock option is ten years from the grant date. As of December 31, 2010, the Company has not granted any awards under the 2010 Plan.

In accordance with ASC 718-10, all share-based payments to employees are measured in the consolidated financial statements based on their grant-date fair values. Compensation expense is recognized on a straight-line basis, net of estimated forfeitures over the requisite service period with a graded vesting schedule.

The following table summarizes the stock option activity for the years ended December 31, 2008, 2009 and 2010:

Share options	Number of shares	Weighted- average exercise price (US$)	Weighted- average grant-date fair value (US$)	Weighted- average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding, January 1, 2008	52,888,333	0.0328	0.0194	8.92	2,132
Granted	24,582,000	0.0908	0.0445
Exercised*	(223,750)	0.0287	0.0154
Forfeited	(1,343,250)	0.0648	0.0331

Outstanding, December 31, 2008	75,903,333	0.0510	0.0273	8.33	4,758
Granted	23,973,000	0.1430	0.0544
Exercised*	(373,331)	0.0548	0.0341
Forfeited	(5,780,669)	0.1092	0.0470

Outstanding, December 31, 2009	93,722,333	0.0710	0.0330	7.76	9,180
Granted	52,245,600	0.3348	0.2139
Exercised*	(223,706)	0.1095	0.0443
Forfeited	(6,501,658)	0.1804	0.0903

Outstanding, December 31, 2010	139,242,569	0.1648	0.0982	7.70	247,882

Vested and expected to vest at December 31, 2010	132,334,080	0.1567		7.61	236,658

Exercisable at December 31, 2010	69,713,042	0.0543		6.38	131,805

*	Represents options exercised but the corresponding shares are not yet issued

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for stock options granted, the Company estimated that its future forfeiture rate was 11% for employees and 1.33% for senior management.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary shares as of December 31, 2010 and the exercise price.

Total intrinsic value of options exercised as of December 31, 2008, 2009 and 2010 was US$19, US$43 and US$411, respectively.

Total fair value of options vested as of December 31, 2008, 2009 and 2010 was US$402, US$698 and US$810, respectively.

As of December 31, 2010, there was RMB65,356 (US$9,902) of unrecognized share-based compensation cost related to stock options, which are expected to be recognized over a weighted-average vesting period of 3.52 years. To the extent the actual forfeiture rate is different from the Company’s estimate, actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the stock options granted to employees. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair values of stock options granted during the years ended December 31, 2008, 2009 and 2010 were estimated using the following weighted-average assumptions:

	2008	2009	2010
Risk-free interest rate	3.85 to 4.34%	3.26 to 3.98%	2.652 to 3.86%
Dividend yield	—	—	—
Volatility rate	63.53 to 64.11%	65.40 to 66.40%	60.70 to 63.00%
Sub-optimal early exercise factor	2 times	2 times	2 times

Total compensation cost recognized for the years ended December 31, 2008, 2009 and 2010 are as follows:

	For the years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cost of revenues	259	283	918	139
Product development	1,401	1,657	3,049	462
Sales and marketing	861	1,690	5,954	902
General and administrative	1,144	935	2,069	314

Total	3,665	4,565	11,990	1,817

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

19. FAIR VALUE MEASUREMENTS

ASC 820-10, Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

The preferred share warrants are measured at fair value, and are classified as Level 3 by using the income approach based on inputs that are unobservable in the market. Total losses of fair value changes of warrant liability recognized for the years ended December 31, 2008, 2009 and 2010 were RMB264, RMB2,313 and RMB44,268, respectively.

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

20. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Balance Sheets

		As of December 31,
	Notes	2009	2010	2010
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		206,419	1,538,344	233,082
Intangible assets		—	2,191	332
Due from subsidiaries		66,985	329,685	49,953
Other current assets		174	15,331	2,323

Total current assets		273,578	1,885,551	285,690
Non-current assets:
Property and equipment, net		202	158	24
Intangible assets		—	10,599	1,606
Other non-current assets		—	1,707	258
Investment in subsidiaries		66,869	66,852	10,129

Total non-current assets		67,071	79,316	12,017

TOTAL ASSETS		340,649	1,964,867	297,707

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		—	1,616	245
Accrued expense		—	11,128	1,686
Current portion of long-term debt	8	24,031	22,180	3,361
Warrant liability	13	7,356	—	—

Total current liabilities		31,387	34,924	5,292
Non-current liabilities:
Long-term debt	8	14,275	18,455	2,796

Total non-current liabilities		14,275	18,455	2,796

Total liabilities		45,662	53,379	8,088
Convertible redeemable preferred shares	14	780,599	—	—

Shareholders’ equity (deficit):
Ordinary shares	15	30	—	—
Class A ordinary shares	15	—	82	13
Class B ordinary shares	15	—	49	7
Additional paid-in capital		12,473	2,625,250	397,765
Accumulated other comprehensive loss		(3,259)	(14,353)	(2,175)
Accumulated deficit		(494,856)	(699,540)	(105,991)

Total shareholders’ equity (deficit)		(485,612)	1,911,488	289,619

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY		340,649	1,964,867	297,707

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Statements of Operations

		Years ended December 31
	Notes	2008	2009	2010	2010
		RMB	RMB	RMB	US$
Net revenue		—	9,578	—	—

Cost of revenues		—	—	(94)	(14)

Gross profit (loss)		—	9,578	(94)	(14)
Operating expenses
Product development		(4)	(78)	(108)	(16)
Sales and marketing		(53)	—	(54)	(8)
General and administrative		(1,298)	(1,553)	(1,920)	(291)

Total operating expenses		(1,355)	(1,631)	(2,082)	(315)

(Loss) profit from operations		(1,355)	7,947	(2,176)	(329)
Interest income		199	2	8	1
Interest expense	8	(4,240)	(6,835)	(7,440)	(1,127)
Equity in losses of subsidiaries		(196,420)	(181,087)	(150,808)	(22,850)
Amortization of debt issuance costs		(2,380)	—	—	—
Change in fair value of warrant liability	13	(264)	(2,313)	(44,268)	(6,707)

Loss before income taxes		(204,460)	(182,286)	(204,684)	(31,012)
Income taxes		—	—	—	—

Net loss		(204,460)	(182,286)	(204,684)	(31,012)

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Statements of Cash Flows

	Years ended December 31,
	2008	2009	2010	2010
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(204,460)	(182,286)	(204,684)	(31,012)
Adjustments to reconcile net loss to net cash used in operating activities
Equity in losses of subsidiaries	196,420	181,087	150,808	22,850
Amortization of debt issuance costs	2,380	—	—	—
Accretion of long-term debt discounts	591	1,001	2,504	379
Other reconciling items	6	78	128	21
Change in fair value of warrant liability	264	2,313	44,268	6,707
Changes in operating assets and liabilities
Other current assets	409	(66,629)	160	24
Accrued expenses and other liabilities	68	(60)	55	8

Net cash used in operating activities	(4,322)	(64,496)	(6,761)	(1,023)
Cash flows from investing activities
Purchase of investment	(321,572)	—	—	—
Acquisition of property and equipment	(231)	(95)	(63)	(10)
Acquisition of intangible assets	—	—	(11,966)	(1,813)
Equity investment	—	—	(138,031)	(20,914)
Deposit for acquisition of equity interests	—	—	(1,707)	(259)
Loan to subsidiary	—	—	(262,700)	(39,803)

Net cash used in investing activities	(321,803)	(95)	(414,467)	(62,799)
Cash flows from financing activities:
Proceeds from issuance of Series D Preferred Shares	206,028	—	—	—
Proceeds from issuance of Series E Preferred Shares		273,413	—	—
Proceeds from issuance of Series F Preferred Shares	—	—	334,985	50,755
Exercise of employee stock options	24	139	165	25
Drawdown of long-term debt	58,979	8,589	33,875	5,133
Principal repayments on long-term debt	(7,366)	(21,548)	(26,620)	(4,033)
Payment of convertible redeemable preferred shares issuance costs	(1,744)	(428)	(13,259)	(2,009)
Proceeds from IPO, net of issuance costs	—	—	1,435,237	217,460
Debt commitment fee (paid) received	(31)	26	(136)	(21)
Net cash provided by financing activities	255,890	260,191	1,764,247	267,309
Effect of exchange rate changes on cash and cash equivalents	(1,042)	(47)	(11,094)	(1,681)

Net (decrease) increase in cash and cash equivalents	(71,277)	195,553	1,331,925	201,806
Cash and cash equivalents at beginning of the year	82,143	10,866	206,419	31,276

Cash and cash equivalents at the end of the year	10,866	206,419	1,538,344	233,082

YOUKU.COM INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

(a) Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investment in its subsidiaries.

The Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of their loss as “Equity in losses of subsidiaries” on the statements of operations.

Each of the Company’s PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations (Note 16). The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (Notes 8 and 12).