Form 20-F
period 2011-12-31
YOUKU INC.
filed 2012-04-10
CIK 1442596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-34977

Youku Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

11/F, SinoSteel Plaza 8 Haidian Street, Haidian District Beijing 100080 The People’s Republic of China
(Address of principal executive offices)

Dele Liu Youku Inc. 8 Haidian Street, Haidian District Beijing 100080 Telephone: (8610) 5885-1881 Facsimile: (8610) 5970-8818
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which each class is to be registered
American Depositary Shares, each representing 18 Class A ordinary shares, par value $0.00001 per share	New York Stock Exchange
Class A ordinary share, par value $0.00001 per share*	New York Stock Exchange

*              Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,395,435,339 Class A ordinary shares and 659,561,893 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files).

☐ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•      “ADSs” refers to our American depositary shares, each of which represents 18 Class A ordinary shares;

•      “we,” “us,” “our company,” “our,” and “Youku” refer to Youku Inc., its subsidiaries and consolidated affiliated entities;

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

•      “ordinary shares” or “shares” refer to our ordinary shares, which include both Class A ordinary shares and Class B ordinary shares, collectively, par value US$0.00001 per share; and

•      “Renminbi” or “RMB” refers to the legal currency of China and all references to “$”, “US$”, “dollars” or “U.S. dollars” refers to the legal currency of the United States.

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

PART I.

ITEM 1           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2           OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3           KEY INFORMATION

A        Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the three years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Our selected consolidated statements of operations data for the years ended December 31, 2007 and 2008 and our selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares, ADSs, per share and per ADS information)
Consolidated Statements of Operations Data:
Net revenues(1)	1,778	33,022	153,626	387,097	897,624	142,619
Cost of revenues(2)	(46,148)	(171,130)	(216,708)	(350,830)	(697,337)	(110,796)
Gross (loss) profit	(44,370)	(138,108)	(63,082)	36,267	200,287	31,823
Operating expenses(2):
Sales and marketing	(22,469)	(35,086)	(72,746)	(130,238)	(230,475)	(36,619)
Product development	(15,530)	(15,398)	(20,908)	(31,287)	(72,573)	(11,531)
General and administrative	(5,843)	(14,367)	(18,523)	(28,957)	(80,529)	(12,795)
Total operating expenses	(43,842)	(64,851)	(112,177)	(190,482)	(383,577)	(60,945)
Loss from operations	(88,212)	(202,959)	(175,259)	(154,215)	(183,290)	(29,122)
Interest income	1,013	5,384	2,054	1,170	23,693	3,764
Interest expense	—	(4,240)	(6,835)	(7,440)	(6,825)	(1,084)
Amortization of debt issuance costs	—	(2,380)	—	—	—	—
Change in fair value of derivative financial liabilities and warrant liability	(2,422)	(264)	(2,313)	(44,268)	—	—
Others, net	(62)	(1)	67	69	(5,682)	(903)
Loss before income taxes	(89,683)	(204,460)	(182,286)	(204,684)	(172,104)	(27,345)
Income taxes	—	—	—	—	—	—
Net loss	(89,683)	(204,460)	(182,286)	(204,684)	(172,104)	(27,345)
Net loss per share:
Basic	(0.25)	(0.56)	(0.50)	(0.44)	(0.09)	(0.01)
Diluted	(0.25)	(0.56)	(0.50)	(0.44)	(0.09)	(0.01)
Net loss per ADS(3):
Basic	(4.42)	(10.08)	(8.98)	(7.90)	(1.55)	(0.25)
Diluted	(4.42)	(10.08)	(8.98)	(7.90)	(1.55)	(0.25)
Shares used in computation, basic and diluted:	365,011,250	365,134,375	365,432,916	466,340,541	1,992,923,515	1,992,923,515
ADSs used in computation, basic and diluted:	20,278,403	20,285,243	20,301,829	25,907,808	110,717,973	110,717,973
Selected non-GAAP Financial Data(4)
Adjusted EBITDA	(78,237)	(172,371)	(134,487)	(99,514)	(90,068)	(14,311)
Adjusted net loss	(86,012)	(200,531)	(175,408)	(148,426)	(124,610)	(19,799)

(1)      Net revenues are presented net of commissions earned by third-party advertising agencies as set forth below:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	—	6,379	37,866	86,602	180,644	28,701

(2)      Including share-based compensation expenses as set forth below:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of Share-based Compensation Expenses
Cost of revenues	—	259	283	918	3,894	619
Sales and marketing	141	861	1,690	5,954	14,196	2,255
Product development	684	1,401	1,657	3,049	12,233	1,944
General and administrative	424	1,144	935	2,069	17,171	2,728

Total	1,249	3,665	4,565	11,990	47,494	7,546

(3)      Each ADS represents 18 Class A ordinary shares.

(4)      To supplement our consolidated financial results presented in accordance with U.S. GAAP, we use the following measures defined as non-GAAP financial measures in evaluating its business: adjusted net loss and adjusted EBITDA. We define adjusted net loss as net loss excluding share-based compensation expenses and change in fair value of derivative financial liabilities and warrant liability. We define adjusted EBITDA as net loss before income taxes, interest expense, interest income, depreciation and amortization (excluding amortization of purchased contents), further adjusted for change in fair value of derivative financial liabilities and warrant liability, share-based compensation expenses and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table below.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(89,683)	(204,460)	(182,286)	(204,684)	(172,104)	(27,345)
Add back: share-based compensation expenses	1,249	3,665	4,565	11,990	47,494	7,546
Add back: change in fair value of warrant liability and derivative financial liabilities	2,422	264	2,313	44,268	—	—
Adjusted net loss	(86,012)	(200,531)	(175,408)	(148,426)	(124,610)	(19,799)

	Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(89,683)	(204,460)	(182,286)	(204,684)	(172,104)	(27,345)
Add (deduct):
Income taxes	—	—	—	—	—	—
Interest expense	—	4,240	6,835	7,440	6,825	1,084
Interest income	(1,013)	(5,384)	(2,054)	(1,170)	(23,693)	(3,764)
Depreciation and amortization (excluding amortization of acquired content)	8,726	26,923	36,207	42,711	45,728	7,265
Share-based compensation expenses	1,249	3,665	4,565	11,990	47,494	7,546
Amortization of debt issuance costs	—	2,380	—	—	—	—
Change in fair value of warrant liability and derivative financial liabilities	2,422	264	2,313	44,268	—	—
Others, net	62	1	(67)	(69)	5,682	903
Adjusted EBITDA	(78,237)	(172,371)	(134,487)	(99,514)	(90,068)	(14,311)

The following table presents a summary of our selected consolidated balance sheet data as of December 31, 2007, 2008, 2009, 2010 and 2011:

	As of December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	157,755	88,915	301,608	1,811,423	2,292,538	364,248
Total current assets	172,933	228,600	384,322	2,063,085	4,147,780	659,017
Total assets	219,214	291,746	441,741	2,190,168	4,675,558	742,872
Total current liabilities	22,616	60,159	132,479	260,225	462,999	73,563
Total liabilities	22,616	92,115	146,754	278,680	470,381	74,736
Convertible redeemable preferred shares	302,769	507,614	780,599	—	—	—
Total equity (deficit)	(106,171)	(307,983)	(485,612)	1,911,488	4,205,177	668,136

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect as of December 30, 2011. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 6, 2012, the noon buying rate was RMB6.3052 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
October	6.3547	6.3710	6.3825	6.3534
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3124	6.3315	6.2975
April (through April 6)	6.3052	6.3021	6.3123	6.2975

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B	Capitalization and Indebtedness

Not Applicable.

C	Reasons for the Offer and Use of Proceeds

Not Applicable.

D	Risk Factors

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

We incurred net losses since our inception, including net losses in the amount of RMB182.3 million, RMB204.7 million, and RMB172.1 million (US$27.3 million) in 2009, 2010 and 2011, respectively, primarily due to significant bandwidth and content costs, and capital expenditures required to ramp up our business and operations at the early stage of development of our business. Our net losses decreased from 2010 to 2011 primarily due to our stronger operating leverage. Our ability to achieve profitability is affected by various factors, many of which are beyond our control. For example, our revenues and profitability depend on the continuous development of the online advertising industry in China and brand advertisers’ allocation of more budgets to online video websites. We cannot assure you that online advertising, as a relatively new marketing channel, will become more widely accepted in China or that the advertisers will increase their spending on online video websites. The procurement of bandwidth has historically accounted for the majority of our cost of revenues. Although we expect our bandwidth costs as a percentage of net revenues to decrease over time, we expect our bandwidth costs to increase on an absolute basis as traffic to our website grows and the resolution of our videos increases. If we cannot successfully offset our increased bandwidth costs with an increase in net revenues, our gross margin, financial condition and results of operations could be materially and adversely affected. Therefore, although we expect our net loss to decrease as a percentage of our total net revenues in the foreseeable future, we may continue to incur net losses in the future due to our continued investments in bandwidth, content and technology. We may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner.

We generate substantially all of our revenues from online advertising. If we fail to retain existing advertisers or attract new advertisers to advertise on our website or if we are unable to collect accounts receivable from the advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

We generate substantially all of our revenues from online advertising. We retain existing advertisers and attract new advertisers by maximizing return on their investment. On the one hand, we provide our advertisers with in-video advertisements and cost-effective advertising solutions which combine the visual impact and engagement of traditional television-like multimedia formats with the interactivity and targeting capability of the Internet. On the other hand, our large user traffic and desirable user demographic characteristics provide advertisers with a broad reach and optimal monetization results. Over 60% of our brand advertisers in 2010 remained as our advertisers in 2011. However, we cannot assure you that we will continue to maintain similar retention rates in the future, attract new advertisers continuously or be able to retain our advertisers at all. If our advertisers determine that their expenditures on online video websites do not generate expected returns, they may allocate a portion or all of their advertising budgets to traditional advertising channels such as television, newspapers and magazines or new Internet channels such as e-commerce or social media websites, and reduce or discontinue business with us. Since most of our advertisers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us easily without incurring liabilities. Failure to retain existing advertisers or attract new advertisers to advertise on our website may materially and adversely affect our business, financial condition, results of operations and prospects.

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

We maintain and enhance our business relationships with these third-party advertising agencies by inviting such agencies to Youku-sponsored seminars and public relationship events. We also attend trade exhibitions or events organized by each other regularly, through which we stay in effective communications with these agencies. However, we do not have long-term cooperation agreements or exclusive arrangements with these agencies and they may elect to direct business opportunities to other advertising service providers, including our competitors. If we fail to retain and enhance the business relationships with third-party advertising agencies, we may suffer from a loss of advertisers and our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

As part of our plan to expand our product and service offerings, we from time to time consider opportunities for strategic acquisitions or investments in complementary businesses and assets and strategic alliances. In March 2012, we entered into a definitive agreement with Tudou Holdings Limited, or Tudou, for Tudou to combine with us in a 100% stock-for-stock transaction, as part of our strategic expansion plan. Our future strategic acquisitions and investments could subject us to uncertainties and risks, including:

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

Failure to timely complete the proposed combination with Tudou could disrupt our business plans and operations.

Although we expect to complete the proposed combination with Tudou promptly after receiving shareholder approvals from both parties, the transaction is subject to certain customary closing conditions. The parties’ inability or failure to complete the proposed combination on the expected schedule, or at all, would likely disrupt their operations and require us to revise our business plans, and could otherwise have a material adverse effect on our business and on the trading price of our ADSs. Moreover, if the proposed combination is not completed, we may be subject to several risks, including having to pay certain costs relating to the proposed combination, significant amount of termination fee and diversion of the focus of our management team from pursuing other opportunities that could be beneficial to us, in each case, without realizing any of the benefits that might have resulted had the proposed combination been completed.

We may be unable to successfully integrate the operations of combined or acquired businesses and may not achieve the anticipated operating results in connection with these acquisitions or business combinations.

Achieving the anticipated benefits of acquisitions or business combinations will depend in part upon our ability to integrate these businesses in an efficient and effective manner. The integration of companies that have previously operated independently, such as Tudou, may result in significant challenges in various respects, and we may be unable to accomplish the integration smoothly or successfully. In particular, the efficient coordination of similar organizations with differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration of acquired businesses may also require the dedication of significant management resources, which may temporarily distract our management’s attention from the day-to-day operations. In addition, the process of integrating operations may cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel from us or the acquired or combined businesses. Further, employee uncertainty and lack of focus during the integration process may disrupt our businesses or the acquired businesses. Our strategy is, in part, predicated on our ability to realize synergy and cost savings and to increase revenues through the acquisition of businesses that add to the breadth and depth of our products and services. Achieving the synergy, cost savings and revenue increases is dependent upon a number of factors, many of which are beyond our control. In particular, we may not be able to realize the benefits of more comprehensive content library, anticipated integration of sales forces, more rationalized bandwidth structure and systems integration.

Increases in market prices for professionally produced content may have an adverse effect on our business, financial condition and results of operations.

A majority of our user traffic is attributable to professionally produced content. The market prices for professionally produced content, especially television serial dramas and movies, have increased significantly in China during the past few years. For example, according to our internal records, the average license fee for both television serial dramas and movies increased in 2011 by more than 100% as compared to 2010. Due to the improving monetization perspective of online video advertising, online video websites are generating more revenues and are competing aggressively to license popular television serial dramas and movies, and the increasingly intense content bidding process has in turn led to increases in license fees of professionally produced content in general. In addition, as the market develops, the expectations of copyright owners, distributors and industry associations may continue to rise, and as such they may demand higher licensing fees for professionally produced content. Furthermore, with the expansion of our content library, we expect the costs for professionally produced content to continue to increase. If we are unable to generate sufficient revenues to outpace the increase in market prices for professionally produced content, we may incur more losses and our business, financial condition and results of operations may be adversely affected.

We operate in a capital intensive industry and require a significant amount of cash to fund our operations and bandwidth, content and technology acquisitions. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

The operation of an online video business requires significant capital expenditures as well as continuous, substantial investment in content, technology and infrastructure. Prior to our initial public offering in 2010, we financed our operations primarily through private placements of our preferred shares to investors, and to a lesser extent, debt financing and cash flow from operations. In May 2011, we completed a follow-on public offering of 12,310,000 ADSs by us and certain of our pre-IPO investors. We believe the cash we received from the initial public offering, the follow-on offering and the anticipated cash flow from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. However, in order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We may obtain additional financing, including further equity offerings or debt financing in capital markets, to fund the operation and expansion of our online video business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including:

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

The PRC government has adopted regulations governing Internet access and the distribution of videos and other information over the Internet. Under these regulations, Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, fraudulent or defamatory. Furthermore, Internet content providers are also prohibited from displaying content that may be deemed by relevant government authorities as “socially destabilizing” or leaking “state secrets” of the PRC. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content or other licenses, the closure of the concerned websites and reputational harm. The website operator may also be held liable for the content displayed on or linked to its website that is subject to censorship.

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

To the extent that PRC regulatory authorities find any content displayed on our website objectionable, they may require us to limit or eliminate the dissemination of such content on our website in the form of take-down orders or otherwise. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete certain content that the government deemed inappropriate or sensitive. The State Administration of Radio, Film and Television, or SARFT, publishes from time to time lists of content that is objectionable, and our contract employees who work on content screening continuously monitor user-uploaded content and remove those mentioned on the list. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our website in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations. Although we have not been penalized for objectionable content in the past, in the event that the PRC regulatory authorities find the video content on our website objectionable and impose penalties on us or take other administrative actions against us in the future, our business, results of operations and reputation may be materially and adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content uploaded by our increasing number of users.

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

We have been involved in litigation based on allegations of infringement of third-party copyright and other rights, such as privacy and image rights, due to the content available on our website. We were subject to a total of 252, 256 and 340 lawsuits in China for alleged copyright infringement in 2009, 2010 and 2011, respectively. Approximately 87% of the lawsuits filed from 2009 through December 31, 2011 were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. For those cases we lost, we were ordered by various PRC courts to pay damages in an aggregate amount of approximately RMB1.5 million, RMB0.4 million and RMB0.1 million in 2009, 2010 and 2011, respectively. As of December 31, 2011, we accrued RMB1.8 million (US$0.3 million) in expenses and other liabilities related to cases arising on or before December 31, 2011 based on judgments by court and out-of-court settlements made after December 31, 2011. We have implemented internal procedures to review videos uploaded by our users and remove any infringing video promptly after we receive infringement notification from the legitimate rights owner claiming that their rights are infringed by a video on our website. For instance, we currently hire approximately 500 part-time employees to work on content files screening, copyright checking, source file acquisition and editing. See “Item 4. Information on the Company—B Business Overview—Content Monitoring and Copyright Protection” for more details relating to our content monitoring procedures. Due to the significant number of videos uploaded by users, which currently amounts to an average of 60,000 files on a daily basis, we may not be able to identify all content that may infringe on third-party rights. Moreover, some rights owners may not send us a notice before bringing a lawsuit against us. Thus, our failure to identify unauthorized videos posted on our website has subjected us to, and may continue to subject us to, claims of infringement on third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC or its local branches for alleged copyright infringement.

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

A majority of the advertisements shown on our website are provided to us by third-party advertising agencies on behalf of advertisers. While significant efforts have been made to ensure that the advertisements shown on our website are in full compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. For example, Article 38 of the PRC Advertisement Law provides that an advertisement operator who knows or should have known the posted advertisement is false or fraudulent will be subject to joint and several liability. Under Article 16 of the Detailed Implementation Rules on the Administrative Regulations for Advertisement, a website must not post any advertisements that are untrue or lacking the requisite governmental approval if such type of advertisements are subject to special governmental review. However, for the determination of the truth and accuracy of the advertisements and the actual or constructive knowledge of the website, there are no implementing rules or official interpretations, and such a determination is at the sole discretion of the relevant local branch of the SAIC, which results in uncertainty in the application of these laws and regulations. Although we have not been subject to penalties or administrative sanctions in the past for the advertisements shown on our website, if we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

We keep our advertising sales function separate from our team in charge of government compliance to address the potential conflicts between our compliance with relevant PRC advertising laws and regulations and advertising business, where we derive substantially all of our revenues. Before a sale is confirmed and the relevant advertisements are publicly posted on our website, our account execution personnel, which is a separate back-office team that does not interface directly with advertisers, are required to review all advertising materials, including video commercials, flashes and pictures, to ensure there is no racial, violent, pornographic or any other improper content. They will request the advertiser to provide proof of governmental approval if the advertisement is subject to special governmental review and such process is designed to enhance our regulatory compliance efforts. However, in the event that the separation of advertising sales and regulatory compliance functions is not effectively implemented, the content of our advertisements may not be in full compliance with applicable laws and regulations. Although we have not been subject to any penalties for the three years ended December 31, 2009, 2010 and 2011, and have not been subject to any administrative actions in the past for the advertisements shown on our website, if we are found to be in violation of applicable laws and regulations in the future, we may be subject to penalties and our reputation may be harmed. This may have a material and adverse effect on our business, financial condition and results of operations.

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

We face significant competition, primarily from those companies that operate online video websites in China, such as Tudou.com and iQiyi.com, as well as from major Chinese Internet portals which provide online video products, such as SINA, Tencent and Sohu. We compete with these companies for both users and advertisers. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and, in turn, may be able to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. In March 2012, we and Tudou announced that we have signed a definitive agreement for Tudou to combine with us in a 100% stock-for-stock transaction. Assuming the proposed transaction consummates according to the terms of the agreement, we expect the competition with the other competitors to continue. In addition, certain online video websites may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their websites for any such infringing content. As a result, we may be placed at a disadvantage to some of these websites that do not incur similar costs as we do with respect to content acquisition and content monitoring. If any of our competitors achieves greater market acceptance than we do or are able to offer more attractive online video content, our user traffic may decrease and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.

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

We believe that maintaining and enhancing our Youku 优酷 brand is of significant importance to the success of our business. A well-recognized brand is critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers. Since the online video market is highly competitive, maintaining and enhancing our brand depends largely on our ability to remain the market leader in China, which may be difficult and expensive.

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

Based on the feedback on our website design and our statistics regarding users’ watching behavior, we develop new website features that appeal to users, such as designing more user-friendly content searching tools, creating additional interactive social functions or offering better website compatibility with new Internet-enabled devices. Due to our leading market position, we maintain a large content library to serve our users, which in turn leads to our continuing need to license more content covering a wider range of categories from the licensors of professionally produced content. Therefore, the licensors of professionally produced content have been willing to maintain good business relationships with us and value our relationships with them. We frequently attend industry seminars and public relationship events with professional content licensors to enhance such relationships. Other than the fees we pay to license content, we do not provide any additional compensation or benefits to professional content providers and their affiliates. In order to maintain good relationships with current licensors of professionally produced content to renew our current licenses and license new content from them, we need to continue to grow our platform and content demand to strategically keep our status as an important customer of the major content licensors. Given that we operate in a rapidly evolving industry, we also need to continue to anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to cater to the needs and preferences of our users and, as a result, fail to deliver satisfactory user experience, we may suffer from reduced user traffic and our business and results of operations may be materially and adversely affected.

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

We have experienced rapid growth since we commenced our online video business in 2006. According to iResearch, the number of our monthly unique visitors from homes and offices increased from approximately 50 million in December 2007 to approximately 263 million in December 2011, and the number of monthly unique visitors from Internet cafes increased from approximately 36 million in December 2008 to approximately 53 million in June 2011. In addition, the number of our employees grew rapidly from 100 as of December 31, 2007 to 792 (exclusive of our approximately 500 contract employees who work on content files screening, copyright checking, source file acquisition and editing) as of December 31, 2011. To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with content providers, advertisers, advertising agencies and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

Disruption or failure of our systems could impair our users’ online video experience and adversely affect our reputation.

Our ability to provide users with a high-quality online video experience depends on the continuous and reliable operation of our systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our website and decrease the overall effectiveness of our website to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt our reputation and cause our users and advertisers to switch to our competitors’ websites. Our systems and proprietary content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our systems. We have experienced service interruptions for up to three hours in the past which typically were caused by (i) overload of our servers; (ii) unexpected overflow of user traffic; and/or (iii) service malfunction of the telecommunications operators, such as power outage of Internet data centers or network transmission congestion. We may continue to experience similar interruptions in the future despite our continuous efforts to improve our systems. Since we host our servers at third-party Internet data centers, any natural disaster or unexpected closure of Internet data centers operated by third-party providers may result in lengthy service interruptions.

If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our users’ experience with us may be negatively affected, which in turn, may have a material and adverse effect on our reputation. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions.

We may be the subject of detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, advertisers and customers and revenues, and adversely affect the price of our ADSs.

We have been, and in the future may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and revenues and adversely affect the price of our ADSs.

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

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and it is facing new challenges, including the escalation of the European sovereign debt crisis since 2011. It is unclear whether the European sovereign debt crisis will be contained and what effects it may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in higher oil prices and significant market volatility, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success depends on the continuous efforts and services of Mr. Victor Koo, our founder, chairman and chief executive officer, and other members of our experienced senior management team, including Mr. Dele Liu, our director, chief financial officer and senior vice president, Mr. Leo Jian Yao, our chief technology officer, Mr. Frank Ming Wei, our senior vice president of operations, Mr. Sunny Xiangyang Zhu, our chief content editor, Mr. Michael Ge Xu, our senior vice president of finance, and Mr. Yawei Dong, our senior vice president of sales. We have not experienced attrition of our senior management team since we were established. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

We have granted, and may continue to grant, share-based awards to our personnel, employees and advisors, which may result in increased share-based compensation expenses.

We adopted a stock option scheme, or the Plan, on December 1, 2005, which was amended on March 26, 2007, June 20, 2008, December 16, 2009 and September 9, 2010. In November 2010, we adopted our 2010 Share Incentive Plan, or 2010 Plan, that permits the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units. As of March 20, 2012, options to purchase a total of 116,608,140 Class A ordinary shares, a total of nil restricted shares, and restricted share units to acquire 41,651,568 Class A ordinary shares were outstanding under both of our employee share incentive plans. See “Item 6. Director, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan” for detailed discussion. For the years ended December 31, 2009, 2010 and 2011, we recorded RMB4.6 million, RMB12.0 million and RMB47.5 million (US$7.5 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which may cause our investors to lose confidence in our company, and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws.  Among other things, the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a report from management on the effectiveness of its internal control over financial reporting in its second annual report on Form 20-F. In addition, beginning at the same time, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We began to be subject to these requirements since this annual report for the fiscal year ending December 31, 2011.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2011.  See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2011. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of online video and online advertising services. Specifically, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiary, 1Verge Internet and three consolidated affiliated entities in the PRC, namely, 1Verge Information, Jiaheyi and Tianshi, and their respective shareholders. 1Verge Information holds the licenses and permits necessary to conduct our online video, online advertising and related businesses in China. Our contractual arrangements with 1Verge Information, Jiaheyi and Tianshi and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see also “Item 4. Information on the Company—C. Organizational Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although we believe we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our website, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in online video and advertising businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. If we had direct ownership of 1Verge Information, Jiaheyi and Tianshi, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of 1Verge Information, Jiaheyi or Tianshi, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control. In addition, our contractual arrangements generally have a term of ten years with an automatic extension of another ten years, which is subject to 1Verge Internet’s unilateral termination right. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of 1Verge Information, Jiaheyi or Tianshi may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial ten-year term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities. We may replace the shareholders of our consolidated affiliated entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.” Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

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

Under the equity pledge agreements among 1Verge Internet and the respective shareholders of 1Verge Information, Jiaheyi and Tianshi, these shareholders pledged all of their equity interests in 1Verge Information, Jiaheyi and Tianshi to 1Verge Internet. Our PRC counsel, TransAsia Lawyers, has advised us that the pledges in respect to 1Verge Information and Jiaheyi were duly created and effective given that such pledges have already been duly registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law. As a result, if any of 1Verge Information, Jiaheyi or any of their respective shareholders breaches its obligations under the contractual arrangements, we may be able to successfully enforce the pledges. We are in the process of registering with the applicable local branch of the SAIC to increase the registered capital of Tianshi and to add 1Verge Information as another nominee shareholder of Tianshi, and will register the pledge of equity interests with the applicable local branch of the SAIC after the aforementioned steps are completed.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among 1Verge Internet, our wholly owned subsidiary in China, our consolidated affiliated entities in China and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose interest on late payments on our consolidated affiliated entities for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly or if they are required to pay interest on late payments.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

Ms. Qiong Qin and Mr. Dele Liu are shareholders of our major consolidated affiliated entities, namely, 1Verge Information and Jiaheyi. Ms. Qin is the wife of our founder and chief executive officer, and she does not have any equity interest or management position at our company. Mr. Liu is our director, chief financial officer and senior vice president. We provide no incentives to Ms. Qin and Mr. Liu for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of our consolidated affiliated entities. We may replace Ms. Qin and Mr. Liu as the shareholders of our consolidated affiliated entities at any time pursuant to the amended and restated equity option agreements. As a director and executive officer of our company, Mr. Liu has a duty of loyalty and care to us under Cayman Islands law. In addition, each of Ms. Qin and Mr. Liu has executed a power of attorney to appoint Mr. Victor Koo, the person designated by 1Verge Internet and the founder of our company, to vote on her/his behalf and exercise the full voting rights as the shareholder of the consolidated affiliated entities. We are not aware that other publicly listed companies with a similar corporate and ownership structure as ours have brought conflicts of interest claims against the shareholders of their respective consolidated affiliated entities. However, we cannot assure you that when conflicts arise, Ms. Qin and Mr. Liu will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Ms. Qin and Mr. Liu, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings. We have entered into capital increase agreement with the current shareholders of Tianshi, and are in the process of completing the registration of the capital increase of Tianshi from RMB3 million to RMB10 million. After that, 1Verge Information will hold 70% of the equity interest of Tianshi, and the current shareholders, Ms. Wen Lu and Ms. Qiong Hu will jointly hold the remaining 30% equity interest. Prior to the completion of the registration of the capital increase of Tianshi, Ms. Wen Lu and Ms. Qiong Hu are the registered shareholders of Tianshi and they currently serve as our employees. We cannot assure you that if conflicts arise, Ms. Wen Lu and Ms. Qiong Hu will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Ms. Lu and Ms. Hu, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. The outcome of any such legal proceedings is uncertain.

We may need to rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may need to rely principally on dividends and other distributions on equity paid by our wholly owned PRC subsidiary, 1Verge Internet, and our wholly owned Hong Kong subsidiary, Jet Brilliant, which is the direct holding company of Jet Brilliant Beijing, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If 1Verge Internet or Jet Brilliant, as the case may be, incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements 1Verge Internet currently has in place with our consolidated affiliated entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, 1Verge Internet and Jet Brilliant Beijing, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as 1Verge Internet and Jet Brilliant Beijing are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2011, the registered capital of 1Verge Internet and Jet Brilliant Beijing was US$171.9 million and RMB1.0 million, respectively. 1Verge Internet has incurred a loss of RMB262.7 million from incorporation to December 31, 2011 and Jet Brilliant Beijing has incurred a loss of RMB0.2 million from the date of acquisition to December 31, 2011. As they have not made any profits to date, they have not been subject to the statutory reserve fund requirements and have not set aside any money to fund the statutory reserve funds or staff welfare and bonus funds. Our PRC subsidiaries have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2011, our PRC subsidiaries had accumulated deficits of RMB266.0 million (US$42.3 million) in accordance with PRC accounting standards and regulations. Substantially all of their revenues have been used to fund our business operations or expansion.

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

In utilizing the proceeds we received from the follow-on public offering we completed in May 2011 and our initial public offering in December 2010 or in other financing activities in the future, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

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

As of December 31, 2011, we have made long-term interest-free loans in an aggregate principal amount of RMB20.1 million (US$3.2 million) to the shareholders of certain of our consolidated affiliated entities to enable them to fund the initial capitalization and the subsequent financial requirements of our consolidated affiliated entities. The initial term for such loans is ten years and will be automatically extended for another ten years unless we give a three-month written notice prior to the expiration of the initial term. We may in the future make additional loans to the shareholders of our consolidated affiliated entities in China in connection with any increase in the capitalization or financial requirements of these entities to the extent necessary and permissible under applicable PRC laws and regulations. Our ability to collect these long-term loans will depend on the profitability and results of operations of these consolidated affiliated entities, which is uncertain.

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

In July 2006, the MIIT, the predecessor of which is the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Strengthening Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunications services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunications business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunications carriers and other service providers to host the servers used in our business were entered into by 1Verge Information, our PRC consolidated affiliated entity, and such arrangements are in compliance with the notice. 1Verge Information also owns the related domain names and holds the ICP license necessary to conduct our operations in China, while the related trademarks are owned by 1Verge Internet, our wholly owned subsidiary. There remain significant uncertainties with respect to the procedural requirements involved in effecting the transfer of trademarks from 1Verge Internet to our consolidated affiliated entity, 1Verge Information. It is also unclear as to which, if not all, of the trademarks that 1Verge Internet owns will be subject to the transfer requirement under this notice. To our knowledge, in practice, the notice has not been enforced in respect of trademarks. We have not been required by the MIIT or its local branch to transfer the relevant trademarks held by 1Verge Internet to 1Verge Information. If the relevant government authority strictly enforces the notice, we will be required to transfer the related trademarks to 1Verge Information, which may be time consuming. If we fail to do so, the relevant governmental authority has the discretion to revoke 1Verge Information’s value-added telecommunications license or impose other penalties, including fines.

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

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. As a consequence, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a substantial liberalization of its currency policy, which could result in further appreciation in the value of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars into Renminbi for capital expenditures and working capital and other business purposes, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective in September 2006 and was amended in June 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in August 2008, were triggered. We believe that neither the acquisition of Trade Lead Investment Ltd., or Trade Lead, nor the signing of a definitive agreement with Tudou will trigger the explicit thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings. However, even for transactions that do not meet the explicit thresholds, MOFCOM has discretion to initiate an investigation, if it believes it has collected evidence showing that the business concentration caused by such combination results in, or is likely to result in, an elimination or restriction of competition. As a result, we cannot prelude the possibility that MOFCOM may conduct investigation on the two transactions, impose restrictive conditions or even unwind the transactions. According to the Implementing Rules Concerning Security

Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future.

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

SAFE has promulgated several regulations, including the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 75, effective on November 1, 2005. To further clarify and simplify the implementation of the SAFE Circular No. 75, the SAFE issued the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 19 on May 20, 2011, which has come into effect on July 1, 2011. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

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

However, we cannot conclude that the SAFE or the local branch responsible for our PRC subsidiaries’ foreign exchange registrations will not later change its position on, and interpretation of, the applicability of these foreign exchange regulations to Mr. Koo or the PRC resident shareholders of our consolidated affiliated entities. In the event the registration procedures set forth in these foreign exchange regulations become applicable to Mr. Koo or the PRC resident shareholders of our consolidated affiliated entities, we will urge these individuals to, and they will, file necessary registrations and amendments as required under SAFE Circular No. 75 and related rules. However, as SAFE regulations and policies have been evolving rapidly in the past few years, we cannot assure that all of these individuals can successfully make or update any applicable registration or obtain the necessary approval required by these foreign exchange regulations as these individuals may not be able to fully satisfy the new requirements or interpretations that SAFE or its local branch may impose or adopt from time to time. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In March 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rules. In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, and replaced the Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the elimination of strict requirements on offshore and onshore custodian banks, as were stipulated in the Stock Option Rules. According to the Stock Option Notice, for PRC resident individuals who participate in stock incentive plans of overseas public companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas public company must, among other things, file, on behalf of such individuals, an application with the SAFE or its local counterpart to obtain an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. In addition, within 3 months after there is any substantial change to such stock incentive plans, including for example any changes due to merger or acquisition or changes of domestic or overseas custodian agent, the domestic agent must update the registration with SAFE. We and our PRC citizen employees who participate in an employee stock ownership plan or a stock option plan are subject to these regulations as a publicly-listed company in the United States. We and our employees have made such applications and intend to continue making such application on an on-going basis and complete all the requisite procedures in accordance with the Stock Option Notice. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Stock Options Plan.”

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

The New EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain new qualification criteria. 1Verge Internet, our wholly owned subsidiary and 1Verge Information, our consolidated affiliated entity, were recognized by the Beijing Municipal Science and Technology Commission as a “high and new technology enterprise” on December 24, 2010 and April 27, 2006, respectively, and 1Verge Information was reaffirmed as such on December 14, 2009, and therefore was eligible for the reduced 15% enterprise income tax rate upon its filing with the relevant tax authority. The qualification as a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. If 1Verge Information fails to maintain its “high and new technology enterprise” qualification or renew its qualification when the relevant term expires, its applicable enterprise income tax rate may increase to 25%, which could have a material adverse effect on our financial condition and results of operations.

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

We do not believe that either Youku Inc. or its Hong Kong subsidiary, Jet Brilliant, meets all of the conditions above. Each of Youku Inc. and Jet Brilliant is a company incorporated outside the PRC. As holding companies, these two entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with similar corporate structures ever having been deemed to be a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that neither Youku Inc. nor Jet Brilliant should be treated as a “resident enterprise” for PRC tax purposes if the criteria for a “de facto management body” as set forth in the SAT Circular 82 were deemed applicable to us. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Under the Old EIT Law applicable to us prior to January 1, 2008, dividend payments to foreign investors made by foreign-invested enterprises in China, such as 1Verge Internet and Jet Brilliant Beijing, were exempt from PRC withholding tax. Pursuant to the New EIT Law and its implementation rules, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or which has an establishment in China but the dividend income is not connected with the establishment, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement and the foreign investor is the beneficial owner. We are a Cayman Islands holding company and we plan to conduct our advertising business and derive substantially all of our income from dividends through Jet Brilliant Beijing, which is 100% owned by Jet Brilliant, our wholly owned subsidiary located in Hong Kong. As long as Jet Brilliant, our Hong Kong subsidiary, is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of Jet Brilliant Beijing, dividends that it receives from Jet Brilliant Beijing may be subject to withholding tax at a preferential rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, if it is the beneficial owner of the dividends, upon receiving approval from the local tax authority. However, if Jet Brilliant, our Hong Kong subsidiary, is not considered to be the beneficial owner of such dividends under applicable tax regulations, such dividends would be subject to withholding tax at a rate of 10%. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—Dividends Withholding Tax.” Our PRC subsidiaries have not paid any dividends, and do not currently plan to pay dividends in the future, as they continue to incur losses, to our company or Jet Brilliant, our Hong Kong subsidiary, as the case may be. We have not obtained the approval mentioned above from the local tax authority and do not currently plan to do so in the near future.

We have been advised by our PRC counsel, TransAsia Lawyers, that according to the interpretation and implementation of the New EIT Law and its implementation rules, if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to PRC withholding tax. If we are regarded as a PRC resident enterprise and if we were required under the New EIT Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders and ADS holders, your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on December 8, 2010, the trading price of our ADSs have ranged from US$13.76 to US$69.95 per ADS, and the last reported trading price on April 9, 2012 was US$22.26 per ADS.

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

We have a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Subject to certain exceptions, in respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three votes per share. We issued Class A ordinary shares represented by ADSs in our initial public offering in December 2010 and the follow-on public offering in May 2011. Since our initial public offering in December 2010, (i) all ordinary shares previously held by 1Look Holdings Ltd., which is wholly owned by our founder, chairman and chief executive officer, Victor Koo, and its affiliates have been automatically re-designated as

Class B ordinary shares on a 1-for-1 basis, (ii) all preferred shares previously held by Chengwei Partners, L.P., Chengwei Ventures Evergreen Fund, L.P. and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds, and their affiliates have been automatically converted into Class B ordinary shares each on a 1-for-1 basis, and (iii) all preferred shares previously held by our shareholders other than Chengwei Funds or their affiliates have been automatically converted into Class A ordinary shares on a 1-for-1 basis. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers attached to these two classes, Victor Koo and Chengwei Funds beneficially own approximately 58.5% of the aggregate voting power of our company as of the date of this report and have considerable influence over matters requiring shareholder approval, subject to certain exceptions. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2011, we had 2,054,997,232 ordinary shares outstanding including 1,395,435,339 Class A ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act. The shareholders of 1Verge Holdings Ltd., which directly holds a total of 626,773,149 Class B ordinary shares of our company, have agreed among themselves not to sell our shares through 1Verge Holdings Ltd. without the unanimous consent of 1Verge Holdings Ltd.’s board of directors for a period of two years from December 8, 2010. In the event that the shareholders of 1Verge Holdings Ltd. decide to release themselves from the two-year lock-up restrictions and sell our ordinary shares into the market, the market price of our ADSs may decline.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2011 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

As of March 20, 2012, our directors, executive officers and principal shareholders beneficially own approximately 33.9% of our outstanding ordinary shares, representing 60.0% of our total voting power. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

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

Although the law in this regard is unclear, we treat 1Verge Information and Jiaheyi as being owned by us for United Stated federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of 1Verge Information and Jiaheyi for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending on December 31, 2012 and for any subsequent taxable years. While we do not anticipate being a PFIC in 2012, because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to be a PFIC for 2012 or subsequent taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the taxable year 2012 or any future taxable year.

If we were to be or become treated as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—Material United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are so treated, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election or “deemed dividend” election with respect to the ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become treated as a PFIC. For more information see “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “—Passive Foreign Investment Company Rules”

ITEM 4                                 INFORMATION ON THE COMPANY

A                       History and Development of the Company

Our Company

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

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services or that conduct advertising business. To comply with these restrictions, we conduct our online video operations in China primarily through our consolidated affiliated, 1Verge Information Technology (Beijing) Co., Ltd., or 1Verge Information, and Jiaheyi Advertising (Beijing) Co., Ltd., which holds necessary licenses and permits to provide online video services and conduct online advertising business. In January 2012, as an existing holder of 5% equity interest in Trade Lead, a Cayman-based agency service provider of overseas copyrights, we completed the acquisition of the remaining 95% equity interest in Trade Lead. At the same time, through contractual arrangements, we controlled Zhejiang Dongyang Tianshi Media Ltd., or Tianshi, a PRC domestic company. Tianshi is another consolidated affiliated entity of ours and it primarily engages in the business of advertising agency, television production and cultural information consultation.

See Item 4.C, “Organizational Structure” for a diagram illustrating our corporate structure as of December 31, 2011.

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

In October 2011, we changed our company’s name from Youku.com Inc. to Youku Inc.

Our principal executive offices are located at 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing, 100080, the People’s Republic of China. Our telephone number at this address is +86 (10) 5885-1881. Our registered office in the Cayman Islands is located at Clifton PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our telephone number at this address is +1 (345) 949-4900. We also have three branches in Shanghai, Guangzhou and Xi’an, China and one representative office in Chengde, China. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

Business Combination with Tudou

On March 11, 2012, we, Tudou, and Two Merger Sub Inc., a direct wholly owned subsidiary of ours, entered into an Agreement and Plan of Merger, or the Merger Agreement, for Tudou to combine with us in a 100% stock-for-stock transaction.

Under the terms of the Merger Agreement, each of Tudou’s Class A ordinary shares and Class B ordinary shares issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive 7.177 Class A ordinary shares of Youku, and each of Tudou’s ADSs will be cancelled in exchange for the right to receive 1.595 of our ADSs, each of which represents 18 of our Class A ordinary shares, immediately upon completion of the transaction.  Following the consummation of the transaction, Tudou will become our wholly owned subsidiary. Upon completion, we will change our corporate name to “Youku Tudou Inc.”

The merger has been approved by both companies’ boards of directors and is subject to customary closing conditions, including (i) the authorization and approval of the Merger Agreement and the merger by an affirmative vote of shareholders representing two-thirds or more of Tudou’s ordinary shares present and voting in person or by proxy at a meeting of Tudou’s shareholders which will be convened to consider the authorization and approval of the Merger Agreement and the merger, and (ii) the approval of the issuance of our Class A ordinary shares constituting the merger consideration by both (x) shareholders representing a majority of the aggregate voting power of our ordinary shares outstanding (voting together as a single class) and (y) shareholders representing a majority of the total outstanding Class A ordinary shares of Youku (voting as a separate class), at a meeting of our shareholders which will be convened to consider the approval of the issuance of our Class A ordinary shares constituting the merger consideration. Certain of our principal shareholders and principal shareholders of Tudou have committed to vote in favor of the merger.

The description contained herein of the transactions contemplated by the Merger Agreement and the voting arrangements does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Merger Agreement, the voting agreements entered into by us and certain principal shareholders of Tudou, and the voting agreements entered into by Tudou and certain of our principal shareholders, copies of which are filed as Exhibits 7.01 through 7.06 to our Schedule 13D, dated March 16, 2012.

B                         Business Overview

Overview

We are the leading Internet television company in China in terms of market share measured by total user time spent viewing online videos in China in 2011, according to iResearch. Our Internet television platform enables consumers to search, view and share high-quality video content quickly and easily across multiple devices. We believe our continuous focus on offering a superior user experience has enabled us to become the largest Internet television company in China and elevated our Youku 优酷 brand, which stands for “what’s best and what’s cool” in Chinese, to be the most recognized online video brand in China according to a survey conducted in 2011 by CBN Weekly, a well-known commercial media in China. According to iResearch, we had approximately 263 million monthly unique visitors from homes and offices in December 2011 and approximately 53 million monthly unique visitors from Internet cafes in June 2011.

As a video content aggregator in China, we are well-positioned to benefit from the market growth potential in China’s highly fragmented and tightly regulated content production and distribution markets, where less than half of the professionally produced television serial dramas and movies each year are aired on television or released in theaters. We have built an extensive and comprehensive online video content library. The majority of the videos on our website are professionally produced content, such as television serial dramas, movies, variety shows, current events reports and music videos. The remaining content is comprised of user-generated content and in-house productions. We license professionally produced video content typically at fixed rates for a specified term. The terms of our licenses vary depending on the type of content and producer, though the terms for television serial dramas and movies typically range from six months to ten years. We generally renew our licenses when they expire. As of December 31, 2011, our video content library contained more than 2,700 movie titles, 2,111 television serial drama titles and over 400,000 hours of other professionally produced content, including 613 variety shows.

Our mission is to become the primary source of video content for the Chinese population across any Internet-enabled device. Leveraging our proprietary CDN comprised of over 9,000 servers as of December 31, 2011, we provide fast streaming and upload speed. As a result, our Internet television platform attracts a nationwide audience, the majority of which resides in China’s more affluent urban areas.

We currently derive substantially all of our revenues from online advertising services. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. We strive to promote a healthy advertising environment on our website to attract mainstream brand advertisers. We believe our differentiated sales proposition has contributed to the rapid increase in the number of international and domestic brand advertisers, which increased from 303 in 2009 to 423 in 2010 and to 505 in 2011.

The desirable demographic characteristics of our large user base as well as our differentiated advertising solutions and environment are key factors driving the fast growth in our online advertising revenues. We believe that wireless and web-based subscription services, which were formally launched in December 2010, will also increasingly contribute to our net revenues over time. As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies that purchase our advertising services and recognize revenues net of these commissions. Our net revenues increased from RMB153.6 million in 2009 to RMB387.1 million in 2010 and to RMB897.6 million (US$142.6 million) in 2011.

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

Our Users

Our extensive and comprehensive video content library and user-friendly online interface have enabled us to attract more monthly unique visitors than any other online video company in China. According to iResearch, we had approximately 263 million monthly unique visitors from homes and offices in December 2011 and approximately 53 million monthly unique visitors from Internet cafes in June 2011. A majority of these visitors reside in China’s more affluent urban areas. We do not purchase user traffic from third parties. A majority of user visits to our website originate from direct navigation, with the remainder from organic search results or third-party website links connecting to us.

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

Professionally produced content. A majority of our user traffic is attributable to professionally produced content primarily across the following five categories: television serial dramas; movies; current event reports; variety shows and music videos. As of December 31, 2011, we licensed more than 2,700 movie titles, 2,111 television serial drama titles and over 350,000 hours of other professionally produced content, including 613 variety shows. The providers of professionally produced content in China are highly fragmented and primarily include media production companies, professional studios, copyright distributors, television stations and music companies. We have established long-term relationships with more than 1,600 professional media content providers, either directly or through third-party copyright distributors. We seek to offer users a diverse collection of television serial dramas and other programs and movies. For example, we offered approximately 39,164, 10,280 and 12,630 episodes of television serial dramas produced in (i) mainland China, (ii) Korea, and (iii) Hong Kong and Taiwan, respectively, as of December 31, 2011. We set our content syndication milestones each year to expand our content library primarily based on our content budget and the development of bandwidth infrastructure in China:

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

•                  In 2011, we continued to license professionally produced premium content in each category.

We license professionally produced video content typically at fixed rates for a specified term. The terms of our licenses for professionally produced content vary depending on the type of content and products, however, the terms for movies and television serial dramas typically range from six months to ten years. We generally renew our licenses when they expire. Payments of licensing fees are generally made in installments throughout the duration of the licenses. In certain cases, we have the right of first refusal to purchase new content produced by the licensor.

Guided user-generated content. We have supported the grassroots culture of user-generated content by launching two prominent and easy-to-use programs: Youku Paike (优酷拍客) and Youku Niuren (优酷牛人). Youku Paike was founded on the basis of “looking around and sharing what you see with the world.” Participants in Youku Paike use easily-accessible video recording devices, such as video cameras and mobile phones, to record exciting or current events and share them on our website. Youku Niuren, on the other hand, serves as a platform for our users to share videos recording ordinary people with unusual talents. We guide users to generate specific types of content by, among other things, sponsoring competitions based on certain themes, such as current events or timely topics. We grant daily awards to winners of the competitions. Some of these videos attract large audiences and are subsequently broadcast by major television stations. Since 2009, we have also hosted Youku Niuren galas in Beijing and Shanghai and granted awards to the most talented competitors. We believe our guided user-generated content effectively promotes our brand and improves the quality of our content library.

To emphasize the social media aspects of online video and highlight the video blogging experience of our platform, we encourage people to participate in sharing user-generated videos by offering easy-to-use video upload tools, featuring high uploading speed and capacity. Our platform allows users to upload videos larger than one gigabit on youku.com with just a few clicks. It supports synchronized multi-uploading, allows resumption of disrupted uploading by automatically connecting the disrupted pieces and is compatible with most video formats. As smartphones become more popular and the use of mobile Internet becomes more prevalent, we recently released mobile apps of Youku Paike that support both iOS and Android systems. The Youku Paike mobile apps are designed to complement the feature set of our existing mobile clients with dedicated video shooting and uploading functions, and is integrated with the popular microblogging platforms in China.

In-house productions. As one of the few Internet television companies in China with a permit for radio and television program production and operation, we produce a wide spectrum of content, including sponsored web serial dramas, reality shows, interviews and variety shows. We promote our in-house productions under our prominent brand Youku Originals (优酷出品). Youku Original has released over 20 productions as of February 2012, and most of these productions won popularity in the monthly “Top 20 Most-Viewed” rankings and 11 were in the monthly “Top 10 Most-Viewed” rankings on Youku popularity ranking indices during the period in which they were released.

We focus on producing web serial dramas and variety shows for our young, educated and urban user base. Many of these programs are partially funded by proceeds from embedded product placements. We strive to make such product placements more effective by cooperating with reputable producers, directors and media organizations and creating storylines consistent with the brands’ or products’ marketing initiatives. Among other campaigns we delivered leveraging our platform, we worked with General Motors in 2010 in a “11 Degrees New Media Film Project.” The project features a series of short films directed by young directors and promoted General Motors’ Chevy Cruze as a lifestyle brand that targets at our young, professional audience. In November 2011, the project was recognized “best contribution to a campaign by a media owner” by Festival of Media Asia Awards.

Online Video Search and Discovery

Utilizing our search technology and data processing infrastructure, users can find relevant video content and associated information on youku.com quickly and easily. The youku.com homepage prominently features a fast-loading search box. After entering a video search query, users receive a list of search results comprised of thumbnail snapshots along with relevant information, such as a video’s title, release date, number of user comments, resolution and video play statistics. Depending on user preferences, search results can be ordered based on criteria such as “most recent,” “most played,” “most commented” and “most bookmarked by members,” and sorted by content category. In April 2010, we commenced beta testing of our video search engine Soku.com which grew its daily unique users to over 6 million in December 2011, according to iResearch. We officially launched Soku.com in May 2011. In addition to providing general access to our large video content library, our video search technology also enables other features such as advanced search. Advanced search allows users to tailor search queries and narrow results by specifying keyword phrases to be included or excluded, video categories in which to search, the location of keywords, or video play statistics.

We also provide products and services, such as interest-based video channels and popularity ranking indices (优酷指数), to facilitate navigation and content discovery on our website. Our back-office content editors routinely organize our video content into interest-based channels, including Movies, Television Serial Dramas, Variety Shows, Automobiles, Music, Fashion and Style, Travel, Sports and Technology. Each of these channels is easily accessible from our homepage. If a user wants to watch a specific genre of videos, such as music, he or she can access such content through our “Music” channel. On our homepage, we also promote Youku popularity ranking indices, which rank videos based on their popularity or other specified statistics.

Youku Community

We provide online community services to facilitate user communication and interaction. Our online community features help enhance user loyalty and promote beneficial network effects. Specifically, we enable the following functionalities:

•                  Video Space. Users can create a personalized video-sharing space, and other users can begin to follow that personalized video-sharing space, effectively creating a personalized channel based on the Video Space curator’s preferences. Users of our Video Space functionality can manage video uploading to their Video Space, their online friends list, visitor comments and online chats within their Video Space. As of December 31, 2011, we had 98.9 million Video Space users, including many celebrities and media partners.

•                  Real Time Commenting. Users can comment on or rate videos by either clicking on “vote for” or “vote against” buttons or by posting comments below the video for other users to see. Comments made about a video, such as how many people voted for or against it, help other users make an informed decision on whether to watch the video.

•                  Youku Kan Bar (Watch Bar) (优酷看吧). Users can exchange their perspectives and share their knowledge and experiences with other users through a searchable community message board. Through Youku Kan Bar, users can search and share messages and videos under each topic, participate in various interactive activities such as online polls and post messages. Youku Kan Bar covers popular topics such as society, sports, entertainment and fashion.

Our Other Products and Services

We continuously develop and introduce new products and services to make youku.com more attractive to current and prospective users. In early 2010, we trial-launched subscription-based online video services featuring advertisement-free premium content, such as high-definition movies. In June 2011, we officially launched our Youku Premium paid content platform after signing a digital distribution agreement with CAV Warner Home Entertainment Co., Ltd. Under the term of this three-year distribution agreement, we will add a total of 400 to 450 Warner Brothers new releases and catalog titles to our Youku Premium content library. Since its beta launch in December 2010, Youku Premium has processed more than one million paid orders, which include both pay-per-view and subscription orders. In December 2011, we entered into new agreements with Twentieth Century Fox Home Entertainment under which we will license 250 titles of new releases and library films, which will appear on Youku Premium. Finally, our product development team continuously strives to extend our platform to be relevant to new technologies and to capture new market opportunities. Notable platform extensions include:

•                  Wireless Video Services. Users can now watch youku.com videos on their 3G mobile phones free of charge from us. We have entered into agreements on a non-exclusive basis with China’s major mobile phone manufacturers to develop and pre-install Youku software client on a variety of major 3G mobile phones. We estimate that as of December 31, 2011, Youku software clients or widgets had been pre-installed on approximately 26 million Internet-enabled mobile phones. We also provide free software clients on our website, and on the websites of Apple’s App Store and Google’s Android Market, for our users to download and install on their mobile phones. We have also entered into agreements with China’s major wireless Internet providers on a non-exclusive basis to enable users to watch pay-per-view premium content on their mobile devices.

•                  Youku iPhone and iPad Services. In May 2011, we released an updated free iPad app to synchronize our service offerings with the launch of Apple’s iPad2 in China, and in October 2011, we released iPhone App 2.0, a revamped iOS client that offers a unified user interface that enhances user engagement and interaction. Youku client for iOS operating system had been installed by an estimated 9 million users as of December 31, 2011, making it the most popular online video app in the Chinese iTunes app store.

•                  P2P Downloadable Software Client “iKu”. Users can download this Youku-developed, proprietary software and install a Youku interface on their computer desktops, download or upload videos from or to our website faster, and transcode videos into different formats, such as mp4 and 3gp, so that users can transfer the videos to portable devices and watch them anytime. In August 2011, we launched our updated desktop client iKu Mini together with the matching mobile app enabling users to watch high-quality professional content across multiple Internet-enabled devices.  The average number of daily online viewers from home and office who used our iKu software reached 24 million in December 2011, according to iResearch.

We also encourage our engineers to channel their enthusiasm for innovation into new tools and functions leveraging our Youku Labs program. Among other things, we launched in 2011 Youku Classroom and Youku Music Box, both new web applications from Youku Labs. Youku Classroom presents lecture videos, notes, subtitles and slideshow presentations in an integrated interface, and it combines our video resources with the social features of other platforms, such as microblogging, to create an interactive virtual classroom. Youku Music Box draws on our large music video content base and present an online “video radio” that learns from users’ preferences and insights.

Our Advertisers and Customers

We serve a broad base of advertisers consisting of leading international and domestic companies. The number of our brand advertisers increased significantly from 303 in 2009 to 423 in 2010 and to 505 in 2011. They operate in a variety of industries, including fast moving consumer goods, information technology services, automobile manufacturing, electronics, telecommunications, financial services, e-commerce and online games. A great majority of our advertisers purchase our online advertising services through third-party advertising agencies. We strive to create and maintain a healthy advertising environment on our website to attract mainstream brand advertisers in part by selectively screening advertisers. We have in the past turned down advertising business from advertisers perceived to lack positive brand recognition in order to avoid negative branding association for our mainstream brand advertisers.

Products and Services for Advertisers and Customers

We generate revenues primarily from online advertising services and, to a limited extent, subscription- or pay-per-view-based online video services. We focus on providing advertisers with cost-effective and targeted advertising solutions.

Online Advertising Services

Our online advertising services include in-video, display, sponsorship and other forms of advertisements. In-video advertisements appear at certain times during the playback of a video. These video advertisements can be pre-roll, post-roll, mid-roll or pause advertisements. Display advertisements can be delivered alongside a video and may take the form of graphical banners or text hyperlinks. Other forms of advertisements include product placements in Youku-produced web video series, sponsored live events or Youku-produced viral videos.

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

Subscription-based and Other Services

In early 2010, we trial-launched subscription-based online video services, which enables users to watch advertisement-free premium content, such as high-definition movies. In June 2011, we officially launched our Youku Premium paid content platform after signing a digital distribution agreement with CAV Warner Home Entertainment Co., Ltd. Under the term of this three-year distribution agreement, we will add a total of 400 to 450 Warner Brothers new releases and catalog titles to our Youku Premium content library. In December 2011, we entered into new agreements with Twentieth Century Fox Home Entertainment under which we will license 250 titles of new releases and library films, which will appear on Youku Premium. Since its beta launch, Youku Premium has processed more than one million paid orders, which include both pay-per-view and subscription orders. By paying to watch live events or high-definition movies, some of our users have become our customers. Payments for these services are currently made by major third-party gateway payment processing agencies. Though traditional television-like video advertisements are specifically omitted from content that is part of our subscription-based services, advertisers may use other forms of advertising, such as product placements in a web drama produced by us, to reach potential customers. In addition, we are working with e-commerce companies such as Taobao to provide video demonstrations of merchandise for their premium retail members. These members can upload and manage videos from a client interface built into our e-commerce partners’ websites without logging into our website. We share revenues with these partners for the service fees they charge their members. New advertising formats such as these will supplement our existing online advertising solutions.

In addition, we derive an insignificant portion of our net revenues from sub-licensing certain content in which we license from content providers the exclusive rights for both self-use and sub-licensing. After our legal department confirms that the sub-licensing arrangement is authorized under the original licensing agreement, we sub-license the licensed content within its authorized scope to other video websites and receive sub-licensing fees from such websites.

Advertising Sales

We sell our advertising services primarily through third-party advertising agencies, including members of American Association of Advertising Agencies, or 4As, and leading Chinese advertising agencies. As a relatively young media company, we intend to strategically leverage advertising agencies’ existing long-term relationships and network resources to increase our sales and expand our customer base. Therefore, in order to establish long-term strategic cooperation with third-party advertising agencies, we typically enter into individual advertising agreements with such third-party advertising agencies for each advertiser. Depending on the type of advertiser and content, the duration of an advertising agreement typically ranges from one to three months. While all executed sales need to be confirmed by the end-advertiser, a great majority of our advertising sales agreements are executed with third-party advertising agencies that represent the end-advertisers. By adopting this dual-track sales model, we are able to maintain good relationships with both the end-advertisers and their advertising agencies that help identify and refer new advertisers to us. No customer accounted for more than 10% of our net revenues in 2011.

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

We have built an experienced sales team consisting of salespeople with prior experience at Chinese Internet companies, television stations, members of 4As and domestic advertising agencies. As of December 31, 2011, we had approximately 340 sales representatives and supporting personnel in our Beijing, Shanghai and Guangzhou offices. Our sales force is organized by both region and industry and renders a spectrum of services. Our sales representatives are responsible for direct and channel sales, and our back-office sales support personnel focus on sales planning, creative productions, account administration and execution. Our sales force assists advertisers in structuring advertising campaigns by analyzing the advertisers’ target audiences and marketing objectives. We conduct market research, consumer surveys, demographic analysis and other advertising industry research to help our customers design effective advertising strategies. On our own initiative or at our customers’ request, we also purchase or commission studies or surveys containing relevant market data from third-party market research firms.

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

We have initiated various marketing activities to further promote our brand awareness among existing and potential users and customers. For example, we market our services through direct marketing, trade shows and other media events, which include:

•                  Hosting or attending various public relations events, such as advertisement industry-related seminars and conferences, to promote our brand image and the value of online video advertising. For example, in December 2011, we hosted a Youku Index Awards Gala featuring the most popular television serial dramas and stars based on Youku popularity ranking indices in 2011; and

•                  Hosting regular workshops for major advertising agencies and existing and potential customers, highlighting the advantages, flexibility and quality of our online video platform and services.

In addition, we benefit from cross-promotional arrangements with third-party websites and television stations, under which we cooperate to help improve each other’s brand recognition. We also market our products and services by displaying our name and logo in Youku media player screens when users embed our content in third-party websites.

Content Monitoring and Copyright Protection

We are committed to the protection of third-party copyrights. The online video industry in China suffers from copyright infringement issues and online content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. We have invested significantly in copyright protection technologies. For instance, we currently hire approximately 500 contract employees to work on content files screening, copyright checking, source file acquisition and editing. Content files uploaded by users on our website are continuously reviewed by the contract employees who work on content screening and monitoring to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted. These contract employees are required to promptly remove any allegedly infringing content once we receive proper notification from the legitimate copyright owner. We provide training to these contract employees and supervise and monitor their work. After a user registers and before each upload, we require the user to click a check box to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, to guarantee that he or she is the copyright owner or has obtained all necessary consents and authorizations for such content and he or she is responsible for such content. Pursuant to the user agreement, each user agrees to indemnify us for all damages arising from third- party claims against us caused by violating or infringing content uploaded or linked by the user. If we find a user has violated the user agreement, applicable laws or regulations or other parties’ legal rights, we may terminate the user account and block the user’s future uploads without prior notice.

We implemented monitoring procedures to remove infringing content, and such procedures include: (i) technology screening, where a video fingerprint system we jointly developed with a U.S. software company compares newly uploaded videos with fingerprint trails of copyrighted videos in our system and screens out those that have piracy issues, a text filtering system screens content based on pre-set key words, and another filtering system automatically screens out pornographic and obscene content based on colors and images; (ii) manual review, where the content that passes the technology screening is reviewed by the content screening employees on a 24-hour, 7-day basis, and the flagged content identified by our technology is reviewed and confirmed that it can be released; and (iii) back-office professional supervision, where certain professional content providers who we granted access to our back-office database can directly flag the infringing content for removal. Other content on our website are also monitored. For example, user-posted comments are typically screened by the text filtering system and are monitored by our screening team. Substantially all of the videos uploaded on our website are manually screened by our contract employees. All of the other content, primarily consisting of comments posted by users, are first screened by our filtering systems and the content containing prohibitive words or images is manually screened by our contract employees.

Our engineers have made modifications to the video fingerprint system to make it more compatible with China’s online video environment. We own all the intellectual property rights associated with the video fingerprint system. We also use this system and hash algorithms to reduce the number of duplicate videos and maximize the use of our video storage space.

As of December 31, 2011, we have implemented several initiatives to further commit to copyright protection. We entered into an agreement with six major U.S. entertainment content providers regarding content protection and officially announced that we have agreed to support and adhere to the principles for user-generated content services (www.ugcprinciples.com). These principles call for cross-industry collaboration among rights holders and internet companies to achieve the mutually beneficial goals of encouraging innovation and empowering content creators, while at the same time respecting intellectual property rights. We are supporting and adhering to these principles by implementing additional copyright protection measures on our website; in particular, we have upgraded our existing video fingerprint filtering system in March 2011 by introducing the VideoDNA Database developed by Vobile, a well-known international provider of fingerprinting technology, which allows real-time filtering and updating of our content library.

Competition

The online video industry in China is rapidly evolving and highly competitive. Our primary competitors include companies that operate online video websites in China and traditional advertising media. We compete with these entities for both users and advertisers primarily on the basis of user base and demographics, quality and quantity of video content, brand name and user experience. We compete with other online video providers in China, such as Tudou.com and iQiyi.com, and large Chinese Internet portals that provide online video product, such as SINA, Tencent and Sohu. We also compete with traditional advertising media, such as television, radio, newspapers and magazines, and major out-of-home media, such as billboards, for advertisers’ advertising budgets. Large enterprises currently spend a relatively small percentage of their advertising budgets on online advertising as compared to the percentage they spend on traditional advertising media, but we expect the percentage spent on online advertising to increase in the future. In March 2012, we and Tudou announced that we have signed a definitive agreement for Tudou to combine with us in a 100% stock-for-stock transaction. Assuming the proposed transaction consummates according to the terms of the agreement, we expect the competition with the other competitors to continue.

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

To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our website, including hiring a team of contract employees dedicated to screening and monitoring the content uploaded on our website and removing inappropriate or infringing content. However, due to the large amount of user uploaded content in addition to professionally produced content, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. See “Risk Factors—Risks Related to Our Business and Industry—Videos and other content displayed on our website may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

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

Regulations for Internet Publication

The GAPP is responsible for nationwide supervision and administration of publishing activities in China. On June 27, 2002, the GAPP and the MIIT jointly promulgated the Internet Publication Tentative Administrative Measures, or the Internet Publication Measures, which took effect on August 1, 2002. Pursuant to the Internet Publication Measures, any entity engaged in Internet publishing activities must obtain the Internet Publication License from the GAPP before conducting any Internet publication activities. The term “Internet publication” is defined as Internet transmission activity by which Internet information service providers publish on the Internet or transmit to end-users via the Internet works that they or others have created, after selection and editing, for browsing, reading, use or downloading by the general public. The works in question primarily include (i) content that has already been published formally, such as books, newspapers, periodicals, audio/video products and electronic publications, or that has been made public via other media; and (ii) edited works of literature and art or works concerning natural science, social science, engineering or other topics. 1Verge Information obtained the Internet Publication License in March 2012, which is subject to renewal at the end of 2014.

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

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the SAIC and the MOFCOM on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have previously had direct advertising operations as its main business outside of China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly owned foreign enterprise. In practice, the foreign investor is deemed compliant of the “main business” requirement if it derives more than 50% of its revenues from advertising business within the past two or three years, as applicable. Since we have not been involved in the advertising industry outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business through our consolidated affiliated entities in China, 1Verge Information and Jiaheyi. In April 2010, we acquired Jet Brilliant, a Hong Kong company which derived more than 50% of its revenues during the past three years of operation from its advertising business, and therefore satisfied the three years’ direct advertising operation requirement, and received the approval from the SAIC to establish Jet Brilliant Beijing on May 19, 2009 as its wholly owned advertisement enterprise. We conduct our advertising agency business through Jet Brilliant Beijing.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. 1Verge Information and 1Verge Internet have obtained and maintain 29 software copyright registrations.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised respectively in 1993 and 2001, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “优酷,” “iKu” and “youku.com 优酷” are registered trademarks in China. We have also applied to register additional trademarks and logos, including “i酷,” “Soku” and others with the Trademark Office.

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

As 1Verge Information is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, regularly updates its information security and content-filtering systems with newly issued content restrictions, and maintains records of users’ information as required by the relevant laws and regulations. It has also taken measures to delete or remove links to content that, to its knowledge, contains information violating PRC laws and regulations. Substantially all of the videos uploaded on our website are manually screened by contract employees dedicated to screening and monitoring the content uploaded on our website and removing prohibited content. All of the other content, primarily consisting of comments posted by users, is first screened by our filtering systems and content containing prohibitive words or images is manually screened by our contract employees. We believe these measures make our website duly monitored and, therefore, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our website in the past. However, due to the significant amount of content uploaded on our website by our users on a daily basis, if any prohibited content is publicly disseminated in the future, we will report to the relevant governmental authority. We believe these measures are generally in compliance with the relevant laws and regulations.

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

To comply with these laws and regulations, we have established information security systems to protect users’ privacy and have filed them with the MIIT or its local branch as required. However, due to the significant amount of content uploaded by users on a daily basis, we cannot ensure that no content uploaded by our users will infringe the privacy rights of any third party without receiving notice from such third party. See “Risk Factors—Risks Related to Our Business and Industry—We have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on our website or services we provide.” On December 29, 2011, MIIT promulgated the Several Provisions on Regulating the Market Order of Internet Information Services which became effective on March 15, 2012. With regard to user personal data, it stipulates that ICP operators must not, without user consent, collect information of users that can be used alone or in combination with other information to identify the user (defined as “User Personal Information”) and may not provide any such information to third parties without prior user consent. ICP operators may only collect User Personal Information necessary to provide their services and must expressly inform the users of the method, content and purpose of the collection and processing of such User Personal Information. In addition, an ICP operator may only use such User Personal Information for the stated purposes under its scope of service. ICP operators are also required to ensure the proper security of User Personal Information, and take immediate remedial measures if User Personal Information is suspected to have been disclosed. If the consequences of any such disclosure are expected to be serious, ICP operators must immediately report the incident to the telecoms regulatory authority and cooperate with relevant authorities in their investigations.

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

We have established three branches in Shanghai, Guangzhou and Xi’an, respectively, and have completed registering the branches at the competent local branches of the SAIC.

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

Prior to the New EIT Law on January 1, 2008, domestic companies were generally subject to an enterprise income tax at a statutory rate of 33%. However, our PRC consolidated affiliated entity, 1Verge Information, satisfied certain conditions enjoyed preferential tax treatment.

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

Our wholly owned subsidiary 1Verge Internet and our consolidated affiliated entity 1Verge Information were recognized by the provincial level Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprise” on December 24, 2010 and April 27, 2006, respectively, and 1Verge Information was reaffirmed as such on December 14, 2009, respectively. Therefore, 1Verge Internet and 1Verge Information are entitled to the preferential enterprise income tax rate of 15%. The qualification as a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. However, we cannot assure you that 1Verge Internet and 1Verge Information can continue to be recognized as “high and new technology enterprise” or renew this qualification when the term expires, and thus continue to be entitled to the preferential enterprise income tax rate of 15% or any other preferential enterprise income tax treatment.

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

We do not believe that either Youku Inc. or its Hong Kong subsidiary, Jet Brilliant, meets all of the conditions above. Each of Youku Inc. and Jet Brilliant is a company incorporated outside the PRC. As holding companies, these two entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that neither Youku Inc. nor Jet Brilliant should be treated as a “resident enterprise” for PRC tax purposes if the criteria for a “de facto management body” as set forth in the SAT Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

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

Under SAT Circular 698, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5%, or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the PRC competent tax authority of the PRC resident enterprise this Indirect Transfer, except that such Indirect Transfer concerns the transfer of listed shares of a PRC resident enterprise and takes place on a public stock exchange, whether in or outside PRC. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a

PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. SAT Circular 698 is retroactively effective on January 1, 2008. On March 28, 2011, the SAT released SAT Public Notice 24 to clarify several issues related to Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country/region where the overseas holding company is a resident. There is uncertainty as to the application of SAT Circular 698. If SAT Circular 698 was determined by the tax authorities to be applicable to us and our non-resident investors, we and our non-resident investors may be required to expend valuable resources to comply with this circular or to establish that we or our non-resident investors should not be taxed under SAT Circular 698, which may adversely affect us or our non-resident investors. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

In addition to city construction tax and education surcharge, the China Ministry of Finance issued Circular Caizong (2010) No. 98, or Circular 98, that requires all units and individuals (including foreign invested enterprises, foreign enterprises and foreign individuals) to pay a local education surcharge, or LES, at 2% on turnover tax. Local governments are required to report their implementation measures on LES to the Ministry of Finance. According to Circular Jingzhengfa 2011 No.72, Beijing has begun to levy LES at 2% on turnover tax starting from January 2012.

Dividends Withholding Tax

Under the Old EIT Law effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by 1Verge Internet and Jet Brilliant Beijing, would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC and Hong Kong. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by 1Verge Internet, which is our PRC subsidiary directly held by our company, are subject to a withholding tax rate of 10%. Dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiary Jet Brilliant by Jet Brilliant Beijing, which is our PRC subsidiary directly held by our Hong Kong subsidiary, are subject to withholding tax at a rate of 5%, provided that: (a) our Hong Kong subsidiary is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law, “non-resident enterprise” being referred to as a company that has no establishment in China, or has establishment in China, but the dividend is not connected to the establishment; (b) our Hong Kong subsidiary is the beneficial owner of the PRC sourced income; and (c) our Hong Kong subsidiary holds at least 25% of the equity interest of Jet Brilliant Beijing. Jet Brilliant has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future, because Jet Brilliant Beijing paid nil dividends from April 27, 2010 to December 31, 2011 and does not plan to pay dividends in the future as it may continue to incur losses. However, the SAT promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. In addition, as described above, our company or our Hong Kong subsidiary may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from the relevant PRC subsidiary would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

According to the interpretation and implementation of the New EIT Law and its implementation rules, if we are deemed a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders and ADS holders would be subject to PRC withholding tax. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

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

As of December 31, 2011, the registered capital of our wholly foreign-owned subsidiaries 1Verge Internet and Jet Brilliant Beijing was US$171.9 million and RMB1.0 million, respectively. 1Verge Internet and Jet Brilliant Beijing have not made any profits to date, and thus are not subject to the statutory reserve fund requirement. 1Verge Internet and Jet Brilliant Beijing have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2011, our PRC subsidiaries had accumulated deficits of RMB266.0 million (US$42.3 million) in accordance with PRC accounting standards and regulations.

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

Our company has pledged all of its equity interest in 1Verge Internet to Venture Lending & Leasing IV, Inc., Venture Lending & Leasing V, Inc., and Venture Lending and Leasing VI, Inc. as security for one or more loan facilities in an aggregate principal amount not exceeding US$20 million for our equipment and capital financing, out of which US$14.8 million has been drawn down as of December 31, 2011. 1Verge Internet is in the process of applying for approval from the competent local branch of the MOFCOM.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005: (i) a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic tie to the PRC, who is referred to as a PRC resident in SAFE Circular No. 75, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing; (ii) when a PRC resident contributes the assets of, or its equity interests in, a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into an special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of the SAFE; and (iii) when the special purpose company undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or merger and division, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of special purpose companies established before November 1, 2005 were required to register with the local branch of the SAFE before March 31, 2006. To further clarify and simplify the implementation of the SAFE Circular No. 75, the SAFE issued the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 19 on May 20, 2011, which came into effect on July 1, 2011.

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

Regulations on Employee Stock Options Plan

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, the SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions, such as a PRC citizen’s participation in employee stock ownership plans or share option plans of an overseas publicly-listed company. On March 28, 2007, the State Administration of Foreign Exchange promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rules. In February 2012, SAFE promulgated the Stock Option Notice and replaced the Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the elimination of strict requirements on offshore and onshore custodian banks, as were stipulated in the Stock Option Rules. The purpose of the Stock Option Notice is to regulate the foreign exchange administration of PRC domestic individuals who participate in employee stock holding plans and share option plans of overseas listed companies.

According to the Stock Option Notice, for PRC resident individuals who participate in any employee stock ownership plan or share option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individuals, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. With the approval from SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. In addition, within 3 months after there is substantial change to such stock incentive plans, including for example any changes due to merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

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

Many issues with respect to the Stock Option Notice require further interpretation. We and our PRC employees who have participated in an employee stock ownership plan or share option plan are subject to the Stock Option Notice as we are an overseas-listed company. We and our employees are in the process of making such application and intend to complete all the requisite procedures in accordance with the Stock Option Notice. If we or our PRC employees fail to comply with the Stock Option Notice, we and our PRC employees may face sanctions imposed by the PRC foreign exchange authority or any other PRC government authorities, including restriction on foreign currency conversions and additional capital contribution to our PRC subsidiaries.

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

Regulations on Concentration in Merger and Acquisition Transactions

In 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule. The M&A Rule, among other things, established procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. These rules require, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business is not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future.

Complying with these requirements could affect our ability to expand our business or maintain our market share. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Recently enacted regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.”

C                         Organizational Structure

Corporate Structure

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

(2)                   Tianshi is our consolidated affiliated entity established in China. 1 Verge Information is currently in the process of completing the local registration of its 70% equity interest in Tianshi in the form of capital increase.  After the local registration for capital increase is completed, Tianshi will be 70% owned by 1Verge Information, 24% owned by Wen Lu and 6% owned by Qiong Hu. Both Qiong Hu and Wen Lu are PRC citizens and are our employees. We effectively control Tianshi through contractual arrangements.

Contractual Arrangements

PRC law currently limits foreign equity ownership of companies that provide Internet content and online advertising businesses. To comply with these foreign ownership restrictions, we operate our website and provide online video and online advertising services in China through a series of contractual arrangements, which has been amended and restated in 2010, through our subsidiary 1Verge Internet with our consolidated affiliated entities 1Verge Information and Jiaheyi, and the respective shareholders of 1Verge Information and Jiaheyi. We also control Tianshi, a PRC domestic company that primarily engages in providing advertising agency, television production and cultural information consultation services, through contractual arrangements.  We entered into a series of contractual arrangements in January 2012 through our wholly owned subsidiary 1Verge Internet with Tianshi, and the respective shareholders of Tianshi. The following is a summary of the contractual arrangements that are currently in effect.

Agreements that Provide Us Effective Control over 1Verge Information, Jiaheyi and Tianshi

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

The business operations agreement among 1Verge Internet, Tianshi and its shareholders contains terms substantially similar to the business operations agreement described above.

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

The pledge agreement among 1Verge Internet and the shareholders of Tianshi is substantially similar to the equity interest pledge agreement described above, except that the guarantee scope of the equity interests pledge is limited to Tianshi and its shareholders’ performance of their obligations under, where applicable, the exclusive technical and consulting services agreement and the share option agreement.

We have registered the pledge of the equity interests in 1Verge Information and Jiaheyi with the competent local branch of the SAIC. To date, 1Verge Information and Jiaheyi have fully performed their obligations under the relevant agreements and, subject to the terms of the agreements, the obligations will continue until the expiration or early termination of such agreements. We are in the process of registering with the applicable local branch of the SAIC to increase the registered capital of Tianshi and to add 1Verge Information as another nominee shareholder of Tianshi, and will register the pledge of equity interests with the applicable local branch of the SAIC after the aforementioned steps are completed.

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

The shareholders of Tianshi also each executed an irrevocable power of attorney authorizing 1Verge Internet or any individual or entity designated by 1Verge Internet in writing as their attorney-in-fact to vote on their behalf on all Tianshi matters requiring shareholder approval. The term of this POA will be valid from its date of execution, unless the business operation agreement among 1Verge Internet, Tianshi and its shareholders is terminated early.

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

The technical and consulting services agreement between 1Verge Internet and Tianshi is substantially similar to the exclusive technical and consulting services agreement described above, except that the services provided by 1Verge Internet are relevant to the television drama, library management and other operations of Tianshi.

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

Agreements that Provide Us the Option to Purchase the Equity Interest in 1Verge Information, Jiaheyi and Tianshi

Amended and Restated Equity Option Agreements. Pursuant to the amended and restated equity option agreement among 1Verge Internet and the shareholders of 1Verge Information, 1Verge Information’s shareholders grant 1Verge Internet or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interest in 1Verge Information in consideration for the loans extended to 1Verge Information’s shareholders under the amended and restated loan agreement mentioned below. In addition, 1Verge Internet has the option to acquire the equity interest at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to 1Verge Information’s shareholders under the loan agreement. 1Verge Internet or its designated representative(s) have sole discretion to decide when to exercise such options, either in part or in full. 1Verge Internet or its designated representative(s) is entitled to exercise the options an unlimited number of times until all of the equity interests have been acquired, and can freely transfer the option, to any third party. Without 1Verge Internet’s consent, 1Verge Information’s shareholders may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interest in 1Verge Information has been acquired by 1Verge Internet or its designated representative(s); or (ii) 1Verge Internet giving 30 days’ advance written notice of termination to the shareholders of 1Verge Information.

The amended and restated equity option agreement among 1Verge Internet and shareholders of Jiaheyi contain terms substantially similar to the equity option agreement described above.

           Pursuant to the restated equity option agreement among Youku Inc., 1Verge Internet and the shareholders of Tianshi, Tianshi’s shareholders grant Youku Inc. and 1Verge Internet or their designated representative(s) an exclusive option to purchase all or part of their equity interest in Tianshi. In addition, Youku Inc. and 1Verge Internet have the option to acquire the equity interest at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the service fee under the technical and consulting services agreement. Youku Inc. and 1Verge Internet or their designated representative(s) have sole discretion to decide when to exercise such options, either in part or in full. Youku Inc. and 1Verge Internet or their designated representative(s) are entitled to exercise the options an unlimited number of times until all of the equity interests have been acquired, and can freely transfer the option, to any third party. Without Youku Inc. and 1Verge Internet’s consent, Tianshi’s shareholders may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. For the options and other rights granted under the restated equity option agreement, Youku Inc., in its sole discretion, will decide whether such options and other rights granted under the restated equity option agreement will be exercised by Youku Inc. and/or by 1Verge Internet. The equity option agreement will remain in full force and effect until the earlier of: (i) the date on which all of the equity interest in Tianshi has been acquired by Youku Inc. and/or 1Verge Internet or its designated representative(s); or (ii) Youku Inc. and/or 1Verge Internet give 30 days’ advance written notice of termination to the shareholders of 1Verge Information.

Amended and Restated Loan Agreements. Under the loan agreement between 1Verge Internet and the shareholders of 1Verge Information, 1Verge Internet had made interest-free loans in several tranches with an aggregate amount of RMB20 million to the shareholders of 1Verge Information solely for the initial capitalization and the subsequent financial requirements in 1Verge Information. The loans can be repaid only with the proceeds from the sale of all of the equity interest in 1Verge Information to 1Verge Internet or its designated representatives, pursuant to the amended and restated equity option agreement. The term of each loan is ten years from the first withdrawal of such loan by 1Verge Information’s shareholders, and will be automatically extended for another ten years unless terminated by written notice from 1Verge Internet to the shareholders of 1Verge Information three months prior to the due date.

The amended and restated loan agreement among 1Verge Internet and the shareholders of Jiaheyi contain terms substantially similar to the amended and restated loan agreement described above, except that the amount of loan extended to the shareholders of Jiaheyi is RMB100,000.

D                        Property, Plants and Equipment

Our principal executive offices are located on premises comprising approximately 10,124 square meters in Beijing, China. We also have three branches in Shanghai, Guangzhou and Xi’an, and have a representative office in Chengde. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has valid title to the property or has proper authorization from the title owner to sublease the property. Below is a summary of the term of each of our leases and we plan to renew these leases when they expire:

Property	Term
Xi’an premises 1	November 6, 2010—November 5, 2013
Xi’an premises 2	May 20, 2011—May 19, 2014
Beijing premises 1	May 25, 2008—May 24, 2014
Beijing premises 2	May 10, 2010—May 24, 2014
Beijing premises 3	June 1, 2010—June 1, 2012
Beijing premises 4	February 22, 2011—May 24, 2014
Beijing premises 5	May 1, 2012—February 28, 2014
Beijing premises 6	September 16, 2011—May 24, 2014
Shanghai premises	December 15, 2010—December 14, 2012
Chengde premises	June 1, 2010—May 31, 2012
Guangzhou premises	April 20, 2011—December 19, 2012

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

A                       Operating Results

Overview

We operate our business as a single segment. We derive substantially all of our revenues from online advertising services. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. We believe our differentiated sales proposition has contributed to the rapid increase in the number of international and domestic brands that advertise on our Internet television platform. We also participate in affiliate advertising programs run by third-party Internet search companies, which place links to their customers’ advertisements on our website.

As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies who purchase our advertising services and recognize revenues net of these commissions. Our net revenues increased from RMB153.6 million in 2009 to RMB387.1 million in 2010 and to RMB897.6 million (US$142.6 million) in 2011. The number of our brand advertisers increased from 303 in 2009 to 423 in 2010 and to 505 in 2011. Net revenues derived from brand advertising sales have decreased over the years and accounted for 97.9%, 96.6% and 94.8% of our total net revenues in 2009, 2010 and 2011, respectively. We incurred net losses of RMB182.3 million, RMB204.7 million and RMB172.1 million (US$27.3 million) in 2009, 2010 and 2011, respectively. The decrease in net losses from 2010 to 2011 was primarily due to the dramatic increase in advertising revenue.

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

Net Revenues

We currently derive substantially all of our net revenues from online advertising services. Our online advertising sales consist of mainly brand advertising services, which accounted for approximately 96.6% of our net revenues in 2010 and approximately 94.8% of our net revenues in 2011, respectively. As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies and recognize revenues net of these commissions. We also derive a minimal portion of our net revenues from other sources, such as our web-based and wireless subscription video services, and sub-licensing fees from authorized sub-licensing of content which we license from content provider the exclusive rights for self-use and sub-licensing for online distribution to other online video websites. Such other revenues accounted for 3.4% of our net revenues in 2010 and 5.2% of our net revenues in 2011, respectively. The following table sets forth the principal components of our net revenues by amount and as a percentage of our total net revenues for the periods presented.

	Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Brand advertising revenues(1)	150,463	97.9	373,973	96.6	851,345	135,266	94.8
Other revenues	3,163	2.1	13,124	3.4	46,279	7,353	5.2

Net revenues(1)	153,626	100.0	387,097	100.0	897,624	142,619	100.0

(1)                   Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 1, as set forth below:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	37,866	86,602	180,644	28,701

Brand Advertising. We derive our revenues primarily from brand advertising sales. We provide in-video, display, sponsorships and other forms of advertising solutions on our website to a broad base of brand advertisers, including leading international and domestic companies in various industries. We derived a majority of our brand advertising revenues from in-video advertisements. Advertisers purchase our online advertising services primarily through third-party advertising agencies, and the number of our advertisers increased significantly from 303 in 2009 to 423 in 2010 and to 505 in 2011. Besides, we also participate in affiliate advertising programs run by third-party Internet search companies, such as Baidu and Google. Under these programs, third-party Internet search companies place links to their customers’ advertisements on our website and these advertisements are related to the video content or search queries on our website. Our share of their revenues is contractually negotiated and varies depending on calculations that take into account the amount of user traffic and the number of user clicks on these advertisements that appear on our website. We price our advertising services based on various factors, including the form of third-party advertising, the specific targeting requirements, the duration of the time slot purchased and popularity of the content in which the advertisements will be placed. Prices for the aggregate time slots purchased by each advertiser or advertising agency are fixed under sales contracts, typically at a discount to our list prices. We review and adjust our list prices annually.

Net revenues derived from brand advertising sales have grown significantly in the past and accounted for 97.9%, 96.6% and 94.8% of our net revenues in 2009, 2010 and 2011, respectively. The increase in such revenues from 2009 to 2011 was attributable to an increase in the number of advertisers and rising average spend per advertiser. We expect our brand advertising revenues to continue to grow as we focus on expanding our advertiser base and increasing the advertising spend of key advertisers.

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

Other Revenues. We seek to diversify our revenue sources over time by expanding our wireless and web-based subscription services and other product offerings. We trial-launched our subscription-based online video services in early 2010, enabling users to watch advertisement-free premium content, such as high-definition movies. In June 2011, we officially launched our Youku Premium paid content platform.  Since its beta launch, Youku Premium has processed more than one million paid orders, which include both pay-per-view and subscription orders. In addition, we cooperate with China’s major mobile phone manufacturers to develop and pre-install our Youku software client on a variety of major 3G mobile phones to allow users to enjoy wireless video services. Though we currently derive minimal revenues from subscription-based and pay-per-view services, we seek to grow these businesses over time. We license from content providers the exclusive rights for both self-use and sub-licensing of certain content. We sub-license such content within its authorized sub-licensing scope to other video websites and receive sub-licensing fees from such websites. Our other revenues accounted for 2.1%, 3.4% and 5.2% of our net revenues in 2009, 2010 and 2011, respectively. Moreover, we are working with e-commerce companies, such as Taobao, to provide video-enabling merchandise demonstration services to their premium retail members. We share revenues with the e-commerce companies for the service fees they charge their members.

Cost of Revenues

Cost of revenues consists primarily of (i) bandwidth costs, (ii) depreciation of our servers and other equipment, (iii) content costs, and (iv) business tax and surcharges. The following table sets forth the components of our cost of revenues for the periods indicated.

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	153,626	387,097	897,624	142,619

Cost of revenues:
Bandwidth costs	(149,479)	(191,679)	(324,682)	(51,587)
Depreciation of servers and other equipment	(33,692)	(37,958)	(39,052)	(6,205)
Content costs	(16,913)	(82,721)	(243,388)	(38,670)
Business tax and surcharges	(16,624)	(38,472)	(90,215)	(14,334)

Total cost of revenues	(216,708)	(350,830)	(697,337)	(110,796)

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

Depreciation of Servers and Other Equipment. We include depreciation expense for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Our depreciation expense increased steadily from 2009 to 2010 and to 2011 as we made substantial investments in building out our CDN infrastructure during this period. We expect our depreciation expense to increase on an absolute basis as we continue to invest in additional servers and other equipment. However, we expect our depreciation expense as a percentage of our net revenues to decrease over time since we made substantial upfront capital expenditures at an early stage of our development that are not expected to increase as quickly as our net revenues.

Content Costs. Content costs consist of fees we pay to license content from copyright owners or content distributors, salaries and benefits for our content team, as well as costs of our self-produced content. We have changed our accounting estimate regarding the pattern of the benefits that we derive from our licensed content, resulting in amortization of costs on an accelerated basis. If we had continued using straight-line amortization for purchased content costs as in 2010, the total purchased content costs would have been RMB172.5 million (US$27.4 million) representing 19% of net revenues in 2011 as compared to 21% in 2010. Our content costs increased significantly from 2009 to 2010 and to 2011 as we built a large and comprehensive online video content library during this period. The increase in content cost since the second half of 2009 was also due to a substantial increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies. According to our internal records, the average license fee for both television serial dramas and movies increased in 2011 by more than 100% as compared to 2010. The term of licenses for our professionally produced content generally ranges from six months to ten years. We expect our content costs to grow on an absolute basis as we expand our content library and market prices for professionally produced content increase.

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

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	(72,746)	(130,238)	(230,475)	(36,619)
Product development	(20,908)	(31,287)	(72,573)	(11,531)
General and administrative	(18,523)	(28,957)	(80,529)	(12,795)

Total operating expenses	(112,177)	(190,482)	(383,577)	(60,945)

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and benefits and commissions for our sales and marketing personnel and marketing and promotional expenses. Our sales and marketing expenses increased significantly from 2009 to 2011, which primarily reflects rapid expansion of our sales team and our increased spending on marketing and brand promotional activities. We expect that our sales and marketing expenses will increase in absolute amount in the near term as we expect to hire additional sales personnel and invest in brand enhancement effort.

Product Development Expenses. Product development expenses consist primarily of salaries and benefits for product development personnel. We expect our product development expenses on an absolute basis to increase as we intend to hire additional product development personnel to further expand our technology platform, enhance user experience and support the expected growth of our business.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel. Our general and administrative expenses increased significantly from 2009 to 2011, which primarily reflects increase in salaries and benefits for our general and administrative personnel mainly due to headcount increase, including hiring of new management members after our initial public offering. We expect our general and administrative expenses to increase in the future as our business grows and we continue to incur increased costs related to complying with our compliance and reporting obligations under the U.S. securities laws as a public company.

Our operating expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

Taxation

Cayman Islands. We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong. Our wholly owned subsidiary in Hong Kong, Jet Brilliant, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as Jet Brilliant has no assessable income for 2011. Dividends from our Hong Kong subsidiary to us are exempt from withholding tax.

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

In addition, the New EIT Law treats enterprises established outside of China that have “effective management and control” located in China as a PRC resident enterprise for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, and properties of an enterprise. We believe that neither Youku Inc. nor Jet Brilliant should be treated as a “resident enterprise” for PRC tax purposes. However, no detailed interpretation or guidance has been issued to define place of “effective management and control” and the administrative practice associated with the interpretation of such concept is unclear. However, if considered a “PRC resident enterprise” for tax purposes in the future, our company would be subject to the PRC enterprise income tax at a rate of 25% on its worldwide income. We will continue to monitor our tax status. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

Under the New EIT Law and its implementation rules, dividends from our PRC subsidiaries out of earnings generated after January 1, 2008 are subject to withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividends of 1Verge Internet, which is our PRC subsidiary directly held by our company, to our company is subject to withholding tax at a rate of 10%. Dividends of Jet Brilliant Beijing, which is our PRC subsidiary directly held by our Hong Kong subsidiary Jet Brilliant, will, upon approval from the local tax authority, benefit from a reduced withholding tax rate of 5% under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of any such dividends, such dividends would be subject to withholding tax at a rate of 10% rather than a preferential rate of 5%. Jet Brilliant has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future, because Jet Brilliant Beijing has paid nil dividends from April 27, 2010 to December 31, 2011 and does not plan to pay dividends in the future as it may continue to incur losses.

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

Online Advertising Services. Advertising contracts are signed to establish the fixed price and advertising services to be provided. Pursuant to the advertising contracts, we provide advertisement placements on our web pages in different formats, including but not limited to video, banners, links, logos and buttons. We make a credit assessment of the customer to assess the collectability of the contract prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, we recognize revenue only when the cash was received and all revenue recognition criteria were met. For contracts where we provide customers with marketing services that contain multiple deliverables (e.g., advertisements in different formats to be delivered over different periods of time), we recognize revenue pursuant to Accounting Standards Codification (“ASC”) subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements, as amended by Accounting Standards Update No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements, which was adopted by us on January 1, 2011. ASU 2009-13 requires us to allocate revenue to arrangement deliverables using the relative selling price method. We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future undelivered items. Due to the nature of our advertisement arrangements, wherein revenue is contingent upon the delivery of undelivered items, revenue is recognized ratably over the performance period of the last deliverable in the arrangement. Revenue is deferred when non-refundable payments are received from customers prior to satisfaction of revenue recognition criteria discussed above. We participate in affiliate advertising programs run by third parties and place links to their customers’ advertisements on our website. On a monthly basis, we obtain data on the user traffic and the number of visitors’ clicks from these third parties. Under these programs, we recognize revenues based on contractual rates applied to user traffic and the number of visitors’ clicks on the advertisements on our website.

Barter Transactions. We enter into cross-promotional agreements, which represent advertising-for-advertising barter transactions. For such transactions, we follow ASC subtopic 605-20, Revenue Recognition: Services, which provides that advertising-for-advertising barter transactions should be recorded at fair value only if the value of such advertising surrendered in the transaction is determinable within reasonable limits. We also engage in several copyright exchange transactions from time to time. The transactions are non-monetary transactions similar to barter transactions. We do not recognize revenues for such barter transactions since the fair value is not determinable for any of the periods presented. The volume of such transactions is insignificant.

Share-Based Compensation Expenses

Our share-based compensation plan is described in more detail under Item 6B. “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.” We grant options to employees and non-employees. As of December 31, 2011, options and restricted share units to purchase 153,423,090 ordinary shares were outstanding. The following table sets forth the options granted since the adoption of the Plan that were outstanding as of December 31, 2011:

Date of Option Grant	Options Outstanding	Exercise Price	Weighted-average Fair Value of Option	Fair Value of Ordinary Shares
		(US$)	(US$)	(US$)
Prior to 2009	62,732,590
February 1, 2009	8,631,108	0.143036134	0.0511	0.1048
February 21, 2009	—	0.143036134	0.0513	0.1056

Date of Option Grant	Options Outstanding	Exercise Price	Weighted-average Fair Value of Option	Fair Value of Ordinary Shares
		(US$)	(US$)	(US$)
August 1, 2009	9,362,772	0.143036134	0.0575	0.1143
February 1, 2010	16,123,788	0.190850707	0.1062	0.1849
August 1, 2010	16,438,068	0.40	0.2005	0.3855
November 10, 2010	8,905,680	0.48	0.4287	0.7111
November 10, 2010	2,000,000	0.48	0.4416	0.7111
September 1, 2011	1,999,998	1.3928	0.7350	1.3928

Total	126,194,004

Date of Restricted Share Grant	Restricted Shares Outstanding	Exercise Price	Weighted-average Fair Value of Option	Fair Value of Ordinary Shares
		(US$)	(US$)	(US$)
June 17, 2011	18,231,120	—	1.5578	1.5578
September 1, 2011	4,497,966	—	1.3928	1.3928
November 19, 2011	4,500,000	—	0.9239	0.9239

Total:	27,229,086

Share-based compensation expense for all share-based awards granted to employees is determined according to ASC 718-10, Compensation-Stock Compensation: Overall. Under the fair value recognition provisions of ASC 718-10, share-based compensation costs are measured at the grant date. The binomial option pricing model is used to determine the fair value of the stock options granted to employees. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use different assumptions, our share-based compensation expenses could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience. Further, to the extent our actual forfeiture rate is different from our estimate, stock-based compensation expense is adjusted accordingly. We have elected to recognize compensation costs on the straight-line method, net of estimated forfeiture over the requisite service period with a graded vesting schedule.

Consolidation of Affiliated Entities

PRC law currently restricts foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, we operate our website and provide online advertising services in China through 1Verge Information and Jiaheyi, each a PRC company wholly owned by Ms. Qiong Qin, the wife of our founder and chief executive officer, and Mr. Dele Liu, our director, chief financial officer and senior vice president, both of whom are PRC citizens. 1Verge Information is our website operator and Internet content provider and holds the primary qualifications required to conduct our online video and advertising operations. Our wholly owned subsidiary 1Verge Internet has contractual arrangements with 1Verge Information, Jiaheyi and their respective shareholders, pursuant to which 1Verge Internet extended loans to the shareholders of 1Verge Information and Jiaheyi, who in turn applied the funds from those loans as the paid-in capital of 1Verge Information and Jiaheyi. 1Verge Internet provides technology consulting services to 1Verge Information and Jiaheyi, and has licensed certain trademarks and domain names to 1Verge Information. Despite the lack of technical majority ownership, a parent-subsidiary relationship exists between us and 1Verge Information and Jiaheyi, whereby the shareholders of the consolidated affiliated entities effectively assigned all of their voting rights underlying their equity interest in the consolidated affiliated entities to us. In addition, through the contractual arrangements, we demonstrate our ability and intention to exercise the ability to absorb substantially all the profits and the expected losses of the consolidated affiliated entities. Based on all the aforementioned contractual arrangements, we consolidate the affiliated entities as required by ASC subtopic 810-10, Consolidation: Overall.

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

Intangible assets

Licensed copyrights relate to titles to movies, television series and other video content acquired from external parties. Through 2010, such content was amortized using the straight-line method over the estimated useful lives of related licensed copyrights. Effective from January 1, 2011, based on an accumulation of data gathered on historical viewing patterns of its licensed content, we changed the method of amortizing licensed movie and television series copyrights from straight-line to an accelerated method, which is preferable on the basis that it results in a pattern of amortization that is more reflective of the consumption of the assets. Because the effect of this change in accounting principle is inseparable from the effect of the change in accounting estimate, the change was accounted for as a change in estimate. As a result, we have applied the change prospectively.

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

Income Taxes

We account for income taxes using the liability method in accordance with ASC subtopic 740-10, Income Taxes: Overall. We determine deferred taxes based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted tax rates for the years in which the differences are expected to reverse. ASC 740-10 also provides guidance on accounting for uncertainty in income taxes. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, on an income tax return. Also provided is guidance on subsequent remeasurement and derecognition of income tax position, classification of current and deferred income tax assets and liabilities, accounting for interest, penalties associated with uncertain tax positions, accounting for income taxes in interim periods and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that a portion, or all, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date of such change.

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

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues(1)	153,626	387,097	897,624	142,619
Cost of revenues	(216,708)	(350,830)	(697,337)	(110,796)

Gross profit (loss)	(63,082)	36,267	200,287	31,823
Operating expenses:
Sales and marketing	(72,746)	(130,238)	(230,475)	(36,619)
Product development	(20,908)	(31,287)	(72,573)	(11,531)
General and administrative	(18,523)	(28,957)	(80,529)	(12,795)

Total operating expenses	(112,177)	(190,482)	(383,577)	(60,945)

Loss from operations	(175,259)	(154,215)	(183,290)	(29,122)
Interest income	2,054	1,170	23,693	3,764
Interest expense	(6,835)	(7,440)	(6,825)	(1,084)
Change in fair value of warrant liability	(2,313)	(44,268)	—	—

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Others, net	67	69	(5,682)	(903)

Loss before income taxes	(182,286)	(204,684)	(172,104)	(27,345)
Income taxes	—	—	—	—

Net loss	(182,286)	(204,684)	(172,104)	(27,345)

(1)                  Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 1, as set forth below:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	37,866	86,602	180,644	28,701

Comparison of the Years Ended December 31, 2010 and 2011

Net Revenues. Our total net revenues increased significantly from RMB387.1 million in 2010 to RMB897.6 million (US$142.6 million) in 2011. This increase was primarily due to a substantial increase in our revenues from brand advertising sales and other sources, such as wireless subscription services and sub-licensing of licensed content to other video websites.

Our brand advertising revenues increased significantly from RMB374.0 million in 2010 to RMB851.3 million (US$135.3 million) in 2011. This increase was mainly attributable to increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by the increased average spend per advertiser from RMB1.1 million to RMB2.0 million and by an increase in the number of advertisers from 423 in 2010 to 505 in 2011 during these periods, representing a 82% and 19% increase from 2010, respectively.

Cost of Revenues. Our cost of revenues increased by 98.8% from RMB350.8 million in 2010 to RMB697.3 million (US$110.8 million) in 2011. The increase in our cost of revenues was due to increases in bandwidth costs, depreciation of servers and other equipment, content costs and business tax and surcharges.

•                  Bandwidth Costs. Our bandwidth costs increased by 69.4% from RMB191.7 million in 2010 to RMB324.7 million (US$51.6 million) in 2011, resulting from increased bandwidth needs to support the growth of our user traffic and a better user experience. As a percentage of net revenues, our bandwidth costs decreased from 50% in 2010 to 36% in 2011 due to strong operating leverage.

•                  Depreciation of Servers and Other Equipment. Depreciation of our servers and other equipment increased by 2.9% from RMB38.0 million in 2010 to RMB39.1 million (US$6.2 million) in 2011, as we acquired more servers and other equipment to accommodate increased user traffic.

•                  Content Costs. Our content costs increased significantly from RMB82.7 million in 2010 to RMB243.4 million (U$38.7 million) in 2011. This was primarily due to the rapid expansion of our content library, especially for premium and popular content, and the continued increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies. According to our internal records, the average license fee for both television serial dramas and movies increased in 2011 by more than 100% as compared to 2010. Furthermore, this increase was also due to change of amortization method from straight-line to accelerated method in early 2011. If we had continued using straight-line amortization for purchased content costs as in 2010, the total purchased content costs would have been RMB172.5 million (US$27.4 million), representing 19% of net revenues in 2011 as compared to 21% in 2010.

•                  Business Tax and Surcharges. The business tax and surcharges we incurred increased significantly from RMB38.5 million in 2010 to RMB90.2 million (US$14.3 million) in 2011, in line with the growth in our revenues before deduction of commissions earned by third-party advertising agencies.

Operating Expenses. Our operating expenses increased by 101.4% from RMB190.5 million in 2010 to RMB383.6 million (US$60.9 million) in 2011, primarily due to increases in sales and marketing expenses and product development expenses, which reflected the general growth of our business.

•                  Sales and Marketing Expenses. Our sales and marketing expenses increased by 77.0% from RMB130.2 million in 2010 to RMB230.5 million (US$36.6 million) in 2011. This increase was primarily due to rapid expansion of our sales team and our increased spending on marketing activities.

•                  Product Development Expenses. Our product development expenses increased by 132.0% from RMB31.3 million in 2010 to RMB72.6 million (US$11.5 million) in 2011, primarily due to an increase in salaries and benefits for product development personnel mainly resulting from the headcount increase.

•                  General and Administrative Expenses. Our general and administrative expenses increased by 177.6% from RMB29.0 million in 2010 to RMB80.5 million (US$12.8 million) in 2011, primarily due to an increase in salaries and benefits for our general and administrative personnel mainly in connection with headcount increase, and increase in professional service fees and tax and surcharges.

Interest Income. Our interest income increased from RMB1.2 million in 2010 to RMB23.7 million (US$3.8 million) in 2011 primarily due to increased investments in 6-month bank deposit products.

Interest Expense. Our interest expense decreased from RMB7.4 million in 2010 to RMB6.8 million (US$1.1 million) in 2011, primarily due to decreased venture debt principal in year 2011 compared to that in year 2010.

Change in Fair Value of Warrant Liability. We did not incur any loss in change of fair value of warrant liability in 2011 while our loss incurred in change in fair value of warrant liability was RMB44.3 million in 2010 since all warrants were exercised upon the completion of our initial public offering in 2010.

Taxation. Since we had an operating loss before income taxes in both 2010 and 2011, we had nil income taxes in these years.

Net Loss. As a result of the foregoing, our net loss decreased from RMB204.7 million in 2010 to RMB172.1 million (US$27.3 million) in 2011.

Comparison of the Years Ended December 31, 2009 and 2010

Net Revenues. Our total net revenues increased significantly from RMB153.6 million in 2009 to RMB387.1 million in 2010. This increase was primarily due to a substantial increase in our revenues from brand advertising sales, and, to a lesser extent, due to increases in our revenues from other sources, such as wireless subscription services and sub-licensing of licensed content to other video websites.

Our brand advertising revenues increased significantly from RMB150.5 million in 2009 to RMB374.0 million in 2010. This increase was mainly attributable to increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by an increase in the number of advertisers from 303 in 2009 to 423 in 2010 and an increase in the average net revenues per advertiser from RMB496,578 to RMB884,097 during these periods. The increase in net revenues also reflected the increase in our average list price. Our net revenues derived from affiliated advertising programs increased by 5.5% from RMB9.7 million in 2009 to RMB10.3 million in 2010. This increase was primarily attributable to increases in user traffic on our website and number of visitors’ clicks on the advertisements placed on our website. Our net revenues derived from other sources increased by 314.9% from RMB3.2 million in 2009 to RMB13.1 million in 2010. This increase was primarily attributable to the sub-licensing fees we received from sub-licensing of licensed content to other video websites and our wireless subscription services.

Cost of Revenues. Our cost of revenues increased by 61.9% from RMB216.7 million in 2009 to RMB350.8 million in 2010. The increase in our cost of revenues was due to increases in bandwidth costs, depreciation of servers and other equipment, content costs and business tax and surcharges.

•                  Bandwidth Costs. Our bandwidth costs increased by 28.2% from RMB149.5 million in 2009 to RMB191.7 million in 2010, resulting from increased bandwidth needs to support the growth of our user traffic. The number of our monthly unique visitors from homes and offices increased from approximately 154 million in December 2009 to approximately 209 million in December 2010, and the number of our monthly unique visitors from Internet cafes was approximately 56 million in December 2010 compared to approximately 59 million in December 2009. The increase in bandwidth costs was partially offset by an approximately 9% decrease of average bandwidth unit cost during this period.

•                  Depreciation of Servers and Other Equipment. Depreciation of our servers and other equipment increased by 12.7% from RMB33.7 million in 2009 to RMB38.0 million in 2010, as we acquired more servers and other equipment to accommodate increased user traffic.

•                  Content Costs. Our content costs increased significantly from RMB16.9 million in 2009 to RMB82.7 million in 2010. This was primarily due to a substantial increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies, since the second half of 2009. According to our internal records, the average license fee for television serial drama has increased in 2010 by more than 100% as compared to 2009, and the average license fee for movies has also increased in 2010 by more than 90% as compared to 2009. The increase in content costs was also attributable to the rapid expansion of our library collection by, among other things, licensing more popular and in-season professionally produced content. For example, we licensed from China Network Television all of the soccer games of the 2010 FIFA World Cup-related content in the first half of 2010.

•                  Business Tax and Surcharges. The business tax and surcharges we incurred increased significantly from RMB16.6 million in 2009 to RMB38.5 million in 2010, in line with the growth in our revenues before deduction of commissions earned by third-party advertising agencies.

Operating Expenses. Our operating expenses increased by 69.8% from RMB112.2 million in 2009 to RMB190.5 million in 2010, primarily due to increases in sales and marketing expenses and product development expenses, which reflected the general growth of our business.

•                  Sales and Marketing Expenses. Our sales and marketing expenses increased by 79.0% from RMB72.7 million in 2009 to RMB130.2 million in 2010. This increase was primarily due to higher salaries, benefits and commissions for our sales and marketing personnel, primarily resulting from increased commission expenses to our sales force in line with our revenue growth and increased headcount and, to a lesser extent, due to an increase in our marketing and promotional expenses and our brand building efforts.

•                  Product Development Expenses. Our product development expenses increased by 49.6% from RMB20.9 million in 2009 to RMB31.3 million in 2010, primarily due to an increase in salaries and benefits for product development personnel mainly resulting from the headcount increase.

•                  General and Administrative Expenses. Our general and administrative expenses increased by 56.3% from RMB18.5 million in 2009 to RMB29.0 million in 2010, primarily due to an increase in professional service expense, business travel, office rent, and salaries and benefits for our general and administrative personnel primarily resulting from headcount increase.

Interest Income. Our interest income decreased from RMB2.1 million in 2009 to RMB1.2 million in 2010, primarily due to a decrease in average balance of our bank deposits.

Interest Expense. Our interest expense decreased from RMB6.8 million in 2009 to RMB7.4 million in 2010, primarily due to the repayment of our long term debt obligation under an equipment loan and security agreement and a supplemental agreement, or the Loan Agreements, which we entered into with third-party lenders on April 23, 2008.

Change in Fair Value of Warrant Liability. Our losses incurred in change of fair value of warrant liability increased significantly from RMB2.3 million in 2009 to RMB44.3 million in 2010 due to the change in fair market value of the warrants issued for each draw-down of the loan under the Loan Agreements. For example, the fair value of ordinary share underlying the warrants was US$0.7111 on December 8, 2010.

Taxation. Since we had an operating loss before taxes in both 2009 and 2010, we had nil income taxes in these years.

Net Loss. As a result of the foregoing, our net loss increased from RMB182.3 million in 2009 to RMB204.7 million in 2010.

B                         Liquidity and Capital Resources

As of December 31, 2011, we had RMB2.3 billion (US$364.2 million) in cash and cash equivalents. We have also entered into certain loan agreements in the normal course of our business to finance our operations in the past years. As of December 31, 2011, we had an outstanding principal amount of RMB18.8 million (US$3.0 million) in long-term debt under these agreements. We believe the cash we received from our initial public offering in December 2010, the follow-on offering in May 2011 and the anticipated cash flow from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs.

Furthermore, cash transfers from our PRC subsidiaries to our subsidiaries outside of China are subject to PRC government control of currency conversion. Restrictions on the availability of foreign currency may affect the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. See “Item 3. Key Information D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.”

The following table sets forth a summary of our cash flows for the years indicated.

Although we consolidate the results of 1Verge Information and Jiaheyi, our access to cash balances or future earnings of 1Verge Information and Jiaheyi is only through our contractual arrangements with them. See “Item 4.C—Organizational Structure.”

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	(125,676)	(105,828)	75,285	11,962
Net cash provided by (used in) investing activities	78,225	(137,036)	(1,984,830)	(315,358)
Net cash provided by financing activities	260,191	1,763,773	2,490,509	395,702
Effect of foreign exchange rate changes on cash and cash equivalents	(47)	(11,094)	(99,849)	(15,864)

Net increase in cash and cash equivalents	212,693	1,509,815	481,115	76,442
Cash and cash equivalents at the beginning of the year	88,915	301,608	1,811,423	287,806

Cash and cash equivalents at the end of the year	301,608	1,811,423	2,292,538	364,248

Operating Activities

Net cash provided by, or used in, operating activities consisted primarily of our net loss mitigated by non-cash adjustments, such as amortization of intangible assets, depreciation of servers and other equipment, and adjusted by changes in assets and liabilities, such as accounts receivable and accrued expenses and other liabilities. The fluctuations of net cash used in operating activities largely correspond to the changes in net loss. The increases in our accounts receivable were primarily due to the growth of our business.

Net cash from operating activities turned to positive and amounted to RMB75.3 million (US$12.0 million) in 2011, primarily attributable to net loss of RMB172.1 million (US$27.3 million), adjusted for an increase of RMB198.1 million (US$31.5 million) in accrued expenses and other liabilities, an add-back of certain non-cash expenses such as amortization of intangible assets and self-produced content of RMB166.6 million (US$26.5 million), share-based compensation of RMB47.5 million (US$7.5 million), and depreciation of RMB45.7 million (US$7.3 million), partially offset by an increase of RMB206.7 million (US$32.8 million) in accounts receivable and amounts due from a related party.

Net cash used in operating activities amounted to RMB105.8 million in 2010, primarily attributable to net loss of RMB204.7 million and an increase of RMB142.3 million in accounts receivable and amounts due from a related party, partially offset by an increase of RMB95.6 million in accrued expenses and other liabilities, an add-back of certain non-cash expenses such as amortization of intangible assets of RMB44.5 million, change in fair value of warrant liability of RMB44.3 million, and depreciation of RMB42.7 million.

Net cash used in operating activities amounted to RMB125.7 million in 2009, primarily attributable to net loss of RMB182.3 million and an increase of RMB54.1 million in accounts receivable, partially offset by an increase of RMB60.6 million in accrued expenses and other liabilities and an add-back of certain non-cash expenses such as depreciation of RMB36.2 million.

Investing Activities

Net cash used in or provided by investing activities largely reflects our capital expenditures and short-term investments, which consist of purchases of copyrights, property and equipment in connection with the expansion and upgrade of our technology infrastructure, as well as short-term investments we made.

Net cash used in investing activities amounted to RMB1,984.8 million (US$315.4 million) in 2011, primarily attributable to proceeds from and purchases of short-term investments in the amount of RMB1,199.2 million (US$190.5 million) and RMB2,597.0 million (US$412.6 million), respectively, the purchase of servers and equipments in the amount of RMB84.9 million (US$13.5 million), and acquisition of intangible assets in the amount of RMB490.8 million (US$78.0 million).

Net cash used in investing activities amounted to RMB137.0 million in 2010, primarily attributable to purchase of intangible assets in the amount of RMB89.2 million, and purchases of property and equipment in the amount of RMB46.0 million.

Net cash provided by investing activities amounted to RMB78.2 million in 2009, primarily attributable to the proceeds from and purchases of short-term investments in the amount of RMB159.0 million and RMB45.0 million, respectively, partially offset by purchases of property and equipment in the amount of RMB25.6 million and acquisition of intangible assets in the amount of RMB10.1 million.

Financing Activities

Net cash provided by financing activities amounted to RMB2,490.5 million (US$395.7 million) in 2011, primarily attributable to proceeds from our follow-on offering in May 2011 in the aggregate amount of RMB2,513.0 million (US$399.3 million) net of issuance costs, partially offset by principal repayments of long-term debt in the amount of RMB27.1 million (US$4.3 million).

Net cash provided by financing activities amounted to RMB1.8 billion in 2010, primarily attributable to proceeds from our initial public offering in December 2010 and our issuance of Series F preferred shares prior to the initial public offering in an amount of RMB335.0 million net of issuance costs, partially offset by principal repayments of long-term debt in the amount of RMB26.6 million.

Net cash provided by financing activities amounted to RMB260.2 million in 2009, primarily attributable to the RMB273.4 million proceeds from the issuance of our Series E convertible redeemable preferred shares, partially offset by RMB21.5 million in principal repayments for our long-term debt obligation.

Capital Expenditures

We made capital expenditures of RMB25.6 million, RMB46.0 million and RMB84.9 million (US$13.5 million) in 2009, 2010 and 2011, respectively. In the past, our capital expenditures were primarily used to purchase servers and other equipment for our business. We expect to incur capital expenditures of up to approximately RMB90.0 million in 2012, which will be primarily used to purchase of servers and other equipment. Our capital expenditures may increase in the near term as our business continues to grow and as we expand and improve our CDN infrastructure. We also expect to incur additional costs in connection with our becoming a public company, including costs to complete Section 404 compliance and additional compliance costs associated with being a public company. We are not able to estimate with reasonable certainty these additional expenses but expect the additional costs not to exceed US$17.5 million in 2012.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, at its discretion, each of our subsidiaries and consolidated affiliated entities in China may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Our PRC subsidiaries have not paid our offshore entities any dividends nor have set aside any money to fund certain statutory reserve funds or staff welfare and bonus funds as they have not been profitable. Our PRC subsidiaries will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2011, our PRC subsidiaries had accumulated deficits of RMB266.0 million (US$42.3 million) in accordance with PRC accounting standards and regulations.

C                         Research and Development, Patents and Licenses, etc.

Research and Development

We have a team of experienced engineers. The supervisors in charge of our product development department graduated from prestigious universities in China and worked at well-established Internet and software companies in China before joining us. As of December 31, 2011, our product development staff consisted of 293 engineers and technicians. Substantially all of our engineers are based at our headquarters in Beijing. We recruit most of our engineers locally and provide various training programs to them. We compete aggressively for engineering talent to help us address challenges such as CDN maintenance and Internet bandwidth efficiency.

Our current product development efforts are focused on developing and improving, among other things, our video delivery capabilities, our website and user interfaces, our video search and discovery technology, client software to promote adoption of our platform, infrastructure technologies, advertising management systems and user data analysis technologies. In the years ended December 31, 2009, 2010 and 2011, our product development expenses were RMB20.9 million, RMB31.3 million and RMB72.6 (US$11.5 million), respectively.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. ““ is a registered trademark in the PRC. We have also applied to register additional trademarks and logos, including “iKu,” “i酷,” “youku.com 优酷,” “soku” and others with the Trademark Office of the SAIC of the PRC. We have registered our domain names, including youku.com and

soku.com. We have 29 software registrations, including those in connection with our advertisement management, CDN and video search engine, such as Youku advertisement management system (ATM 1.0). We have obtained a computer software copyright registration certificate for “iKu”, our self-developed, proprietary software client. We own the copyright to our jointly developed video fingerprint system and its related resolution analysis.

D                        Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F                          Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2011:

	Payments Due by Period
	Total		1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease obligations	39,126	6,216	19,787	19,339	—	—
Bandwidth rental	326,759	51,917	273,001	53,758	—	—
Licensed copyrights	372,564	59,195	170,630	188,876	13,058	—
Long-term debt	18,802	2,987	11,106	7,696	—	—

Our operating lease obligations related to non-cancelable leases of our office properties in the PRC that are expiring on different dates. Our bandwidth rental and licensed copyrights relate to future minimum payments under non-cancelable operating leases of our bandwidth and copyrights purchase agreements. For long-term debt, we only disclosed principal amounts.

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

ITEM  6                               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A                       Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Victor Wing Cheung Koo	45	Chairman of the Board of Directors, Chief Executive Officer
George Leonard Baker Jr.	69	Independent Director
Jonathan Jia Zhu	49	Independent Director
Ye Sha	39	Independent Director
Nicholas Frederick Lawler	31	Independent Director
Bryan Zongwei Li	39	Independent Director
Dele Liu	43	Director, Chief Financial Officer, Senior Vice President
Leo Jian Yao	36	Chief Technology Officer
Frank Ming Wei	37	Senior Vice President of Operations
Sunny Xiangyang Zhu	40	Chief Editor
Michael Ge Xu	42	Senior Vice President of Finance
Yawei Dong	41	Senior Vice President of Sales

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

George Leonard Baker, Jr. has served as our director since 2007. Since 1973, Mr. Baker has been a managing director of the general partner of Sutter Hill Ventures, a venture capital firm located in Palo Alto, California. Mr. Baker currently serves on the board of Corcept Therapeutics Incorporated, which is a publicly traded pharmaceutical company, as well as a number of private companies. He also serves as a director of Government of Singapore Investment Corporation Special Investments Pte Ltd., a global investment management company managing Singapore’s foreign reserves. Mr. Baker is a trustee of Yale University, where he chairs the finance committee and serves on the investment committee. Mr. Baker received an MBA degree from Stanford University and a bachelor’s degree in mathematics from Yale University.

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

Michael Ge Xu has served as our senior vice president of finance since 2011. Prior to joining our company, Mr. Xu was vice president of finance of Focus Media from 2008 to 2011. From 2007 to 2008, he was chief financial officer of ChinaEdu Corporation. From 2004 to 2007, he was vice president of finance at Alibaba Group. Mr. Xu holds an MBA degree and a Master of Accounting degree from the University of Texas and a bachelor’s degree in economics from Beijing Institute of International Relations.

Yawei Dong has served as our senior vice president of sales since 2006. Prior to joining our company, Mr. Dong was operating director of Shanghai Aowei Digital Media Advertising Co., Ltd. from 2005 through 2006.  From 2001 to 2005, he was sales manager of Sohu Shanghai. From 2000 to 2001, he was operating director of Shanghai Shenguang Technology Development Co. From 1996 to 2000, he was account director of Hangzhou Xincheng Advertising Co., Ltd. Mr. Dong holds an MBA degree from Zhe Jiang University and a bachelor’s degree in electronic engineering from Zhejiang Radio and Television University.

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

B                         Compensation of Directors and Executive Officers

For the year ended December 31, 2011, we paid an aggregate of approximately RMB7.4 million (US$1.2 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

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

Share Incentive Plan

2006 Stock Option Scheme

On December 1, 2005, we adopted our 2006 Stock Option Scheme, or the 2006 Plan, to attract and retain the best personnel and promote the success of our business. We amended the 2006 Plan on March 26, 2007, June 20, 2008, December 16, 2009 and September 9, 2010. Our board of directors authorized the issuance and reservation of up to 140,441,231 ordinary shares subject to exercise of option awards granted under the 2006 Plan by the optionees. As of March 20, 2012, options to purchase 116,608,140 Class A ordinary shares were outstanding.

Types of Awards. The 2006 Plan permits the awards of options to purchase our ordinary shares.

Plan Administration. Subject to any specific designation in the 2006 Plan, our board of directors will administer the 2006 Plan. Our board of directors will determine the provisions and terms and conditions of each award grant. These include, among other things, the number of ordinary shares to be granted under the 2006 Plan, the grant price, exercise price, or purchase price, restrictions or limitations on the ordinary shares, restrictions on the exercisability of the grants, accelerations or waivers of the allotment of ordinary shares, and forms of payment upon settlement of an award.

Letter of Offer and Acceptance Form. Each award granted under the 2006 Plan will be evidenced by a Letter of Offer that sets forth terms, conditions and limitations for each award. To validly accept the grant of options under the 2006 Plan, an optionee needs to complete, sign and return an Acceptance Form acknowledging his or her understanding and acceptance of the terms, conditions and restrictions of the grant within seven days of the receipt of Letter of Offer.

Eligibility. At the discretion of the board of directors, we may grant awards to employees, officers, directors, advisors or consultants of our company.

Transfer Restriction. An option, whether vested or not, shall be personal to the optionee. Subject to certain exceptions, without a prior written consent by the company, neither the option nor any interest therein may be assignable and no optionee shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favor of any third party over or in relation to any option under the 2006 Plan.

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

Amendment and Termination. Our board of directors may at any time by resolutions amend the 2006 Plan, subject to certain exceptions. In the event of an IPO, the amendment to the 2006 Plan may be effected by an ordinary shareholders resolution as necessary to comply with the law, stock exchange rules, underwriter or transacting parties’ request. The 2006 Plan may be terminated at any time before its expiration by ordinary resolutions of the board of directors or the shareholders.

2010 Share Incentive Plan

In November 2010, we adopted our 2010 Share Incentive Plan in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plan permits the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the plan. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under our 2010 Share Incentive Plan is 100,000,000 shares. As of March 20, 2012, restricted share units to acquire 42,431,202 Class A ordinary shares have been granted under this plan.

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

Awards

The following table summarizes, as of March 20, 2012, the options and restricted share units granted under the 2006 Plan and the 2010 Plan to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised, if any.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Bryan Zongwei Li	*	0.48	November 10, 2010	November 9, 2020

Dele Liu	*	0.02	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Leo Jian Yao	*	0.036	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Frank Ming Wei	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Sunny Xiangyang Zhu	*	0.02	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Michael Xu	*	1.3928	September 1, 2011	August 31, 2021	(1)

Yawei Dong	*	0.02	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017	(1)
	*	0.036	July 1, 2007	June 30, 2017	(1)
	*	0.081128308	March 1, 2008	February 28, 2018	(1)
	*	0.190850707	February 1, 2010	January 31, 2020	(1)
	*	0.48	November 10, 2010	November 9, 2020	(1)

Other individuals as a group	80,437,680	0.02 — 1.39278	December 1, 2005 — September 1, 2011	Various dates	(1)

Total	116,608,140

*	Less than 1% of our total outstanding shares.
(1)	Each option will expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

Name	Ordinary Shares Underlying Outstanding Restricted Share Units	Grant Date	Expiration Date
Victor Wing Cheung Koo	*	November 19, 2011	November 18, 2021	(1)

Dele Liu	*	June 17, 2011	June 16, 2021	(1)

Leo Jian Yao	*	June 17, 2011	June 16, 2021	(1)

Frank Ming Wei	*	June 17, 2011	June 16, 2021	(1)
	*	March 1, 2012	February 28, 2022	(1)

Sunny Xiangyang Zhu	*	June 17, 2011	June 16, 2021	(1)
	*	March 1, 2012	February 28, 2022	(1)

Michael Xu	*	September 1, 2011	August 31, 2021	(1)

Yawei Dong	*	March 1, 2012	February 28, 2022	(1)

Other individuals as a group	22,731,678	June 17, 2011 to March 1, 2012	Various dates	(1)

Total	41,651,568

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

Audit Committee. Our audit committee consists of Messrs. Bryan Zongwei Li, George Leonard Baker Jr. and Nicholas Frederick Lawler. Mr. Li is the chairman of our audit committee. Each of Messrs. Li, Baker and Lawler satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D                        Employees

We had approximately 325, 549 and 792 employees as of December 31, 2009, 2010 and 2011, respectively. As of December 31, 2011, we had 792 employees, including 61 in management and administration, 270 in product development, 98 in content development and 363 in sales and marketing. In addition to these employees, we also have a team of approximately 500 contract employees dedicated to work on content files screening, copyright checking, source file acquisition and editing. With our corporate slogan “一人一口” (everybody gets a share), we have developed a strong company culture that encourages teamwork, accountability, effectiveness and a strong commitment to providing the best experience to our users and customers. In addition, we provide stock options to our employees to align their interests more closely with those of our shareholders. We consider our relationship with our employees to be good.

E                         Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 20, 2012, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 2,064,103,882 ordinary shares issued and outstanding as of March 20, 2012, including 1,404,541,989 Class A ordinary shares and 659,561,893 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:**
Victor Wing Cheung Koo (3)	645,023,149	31.25%
George Leonard Baker Jr. (4)	20,722,287	1.00%
Jonathan Jia Zhu (5)	—	—
Ye Sha (6)	641,311,893	31.07%
Nicholas Frederick Lawler (7)	—	—
Bryan Zongwei Li (8) (9)	*	*
Dele Liu (8)	*	*
Leo Jian Yao (8)	*	*
Frank Ming Wei (8)	*	*
Sunny Xiangyang Zhu (8)	*	*
Michael Xu (8)	—	—
Yawei Dong (8)	*	*
All Directors and Executive Officers as a group (8)	710,979,642	33.94%

Principal Shareholders:
1Verge Holdings Ltd.(10)	626,773,149	30.37%
Brookside Investors(11)	258,313,714	12.51%
Maverick Investors(12)	166,917,596	8.09%
Janus Entities(13)	158,214,132	7.67%
Morgan Stanley(14)	132,932,358	6.44%
T.Rowe Price (15)	115,428,494	5.59%

*                          Beneficially owns less than 1% of our ordinary shares.

**                   Except for Messrs. George Leonard Baker Jr., Jonathan Jia Zhu, Ye Sha, Nicholas Frederick Lawler and Bryan Zongwei Li, the business address of our directors and executive officers is 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing, 100080, People’s Republic of China

(1)                  Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)                  For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding as of March 20, 2012 and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted share units within 60 days after March 20, 2012.

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

(4)                  Represents 20,722,287 Class A ordinary shares beneficially owed by Mr. George Leonard Baker Jr. Information regarding beneficial ownership is reported as of December 31, 2011, based on the information contained in the Schedule 13G/A jointly filed by Mr. Baker with other persons affiliated with Sutter Hill Ventures, A California Limited Partnership on February 9, 2012. Please see this Schedule 13G/A for information relating to Mr. Baker. The business address of Mr. Baker is 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

(5)                  The business address of Mr. Jonathan Jia Zhu is 47/F Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong.

(6)                  Represents (i) 14,538,744 Class B ordinary shares owned by Chengwei Funds. Chengwei Funds are managed by their general partner and managing member Chengwei Ventures Evergreen Management, LLC, a Cayman Islands exempted limited liability company of which Ye Sha is a managing director and holds voting and dispositive power over the Chengwei Funds; and (ii) 626,773,149 Class B ordinary shares owned by 1Verge Holdings Ltd., a British Virgin Islands owned by 1Look Holdings Ltd. and Chengwei Funds. As a managing director of Chengwei Funds, Mr. Sha may be deemed to have voting and dispositive power over the shares held by 1Verge Holdings Ltd. Mr. Sha disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. The business address of Mr. Sha is Suite C, No. 33, Lane 672 Changle Road, Shanghai 200040.

(7)                  The business address of Mr. Nicholas Frederick Lawler is 300 Crescent Court 18th Floor, Dallas, Texas 75201, U.S.A.

(8)                  Certain of our directors and executive officers have been granted options pursuant to our 2006 Stock Option Scheme and 2010 Share Incentive Plan. See “Item 6B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.”

(9)                  The business address of Mr. Bryan Zongwei Li is 3399 North Chaoyang Avenue, Baoding 071051, PRC.

(10)           Represents Class B ordinary shares held by 1Verge Holdings Ltd., a British Virgin Islands company owned by 1Look Holdings Ltd. and Chengwei Funds. Victor Koo and Eric Xun Li are the directors of 1Verge Holdings Ltd. The registered address of 1Verge Holdings Ltd. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(11)           Includes (1) 224,782,288 Class A ordinary shares held by Brookside Capital Partners Fund, L.P., or Brookside, a Delaware limited partnership; and (2) 33,531,426 Class A ordinary shares held in the form of ADSs by Brookside Capital Trading Fund, L.P., which are collectively referred to as Brookside Investors. Information regarding beneficial ownership is reported as of December 31, 2011, based on the information contained in the Schedule 13G/A filed by Brookside Investors on February 14, 2012. Please see this Schedule 13G/A for information relating to Brookside Investors. The principal address of Brookside Investors is c/o John Hancock Tower, 200 Clarendon Street, Boston, MA 02116.

(12)           Represents Class A ordinary shares beneficially held by Maverick Capital, Ltd., Maverick Capital Management, LLC and Lee S. Ainslie III, which are collectively referred to as Maverick Investors. Information regarding beneficial ownership is reported as of December 31, 2011, based on the information contained in the Schedule 13G/A filed by Maverick Investors on February 13, 2012. Please see this Schedule 13G/A for information relating to Maverick Investors. The address of Maverick Capital, Ltd., Maverick Capital Management, LLC is 300 Crescent Court, 18th Floor, Dallas, TX 75201 and the address of Mr. Ainslie is 767 Fifth Avenue, 11th Floor, New York, New York 10153.

(13)           Represents Class A ordinary shares, in the form of ADSs, beneficially held by Janus Capital Management LLC and Janus Overseas Fund, which are collectively referred to as Janus Entities. Information regarding beneficial ownership is reported as of February 29, 2012, based on the information contained in the Schedule 13G/A filed by Janus Entities on March 12, 2012. Please see this Schedule 13G/A for information relating to Janus Entities. The address of Janus Entities is 151 Detroit Street, Denver, Colorado 80206.

(14)           Includes Class A ordinary shares, in the form of ADSs, beneficially owned by Morgan Stanley and Morgan Stanley Investment Management Inc.. Information regarding beneficial ownership is reported as of December 31, 2011, based on the information contained in the Schedule 13G filed by Morgan Stanley and Morgan Stanley Investment Management Inc. with the SEC on February 8, 2012. Please see this Schedule 13G for information relating to Morgan Stanley and Morgan Stanley Investment Management Inc. The addresses of Morgan Stanley and Morgan Stanley Investment Management Inc. is 1585 Broadway, New York, New York 10036 and 522 Fifth Avenue, New York, New York 10036, respectively.

(15)           Represents Class A ordinary shares, in the form of ADSs, beneficially held by T. Rowe Price Associates, Inc. and T. Rowe Price New Horizons Fund, Inc., which are collectively referred to as T.

Rowe Price. Information regarding beneficial ownership is reported as of December 31, 2011, based on the information contained in the Schedule 13G filed by T. Rowe Price on February 14, 2012. Please see this Schedule 13G/A for information relating to T. Rowe Price. The address of T. Rowe Price is 100 E. Pratt Street, Baltimore, Maryland 21202.

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

As of March 20, 2012, 2,064,103,882 of our ordinary shares, including 1,404,541,989 Class A ordinary shares and 659,561,893 Class B ordinary share, were issued and outstanding. To our knowledge, approximately 97% of our total outstanding Class A ordinary shares were held by 61 record holders in the United States, with 60 record holders holding in aggregate less than 0.1% and the rest held by Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”

ITEM  7                          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A                       Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B                        Related Party Transactions

Private Placement

Prior to 2011, we issued 82,500,000 Series A preferred shares, 165,825,000 Series B-1 preferred shares, 112,875,000 Series B-2 preferred shares, 308,770,154 Series C preferred shares, 209,737,212 Series D preferred shares, 209,849,890 Series E preferred shares and 100,465,709 Series F preferred shares to investors who invested in our company through private placements.

Shareholders’ Agreement

In connection with our Series F preferred shares private placement in September 2010, we and our shareholders entered into an amended and restated shareholders’ agreement, which amended and restated the shareholders’ agreements we previously entered into. Under the amended and restated shareholders’ agreement, holders of ordinary shares converted from our preferred shares are entitled to certain registration rights, including demand registration, piggyback registration and Form F-3 registration.

Loans between the Company and Shareholders

In April 2008 and July 2010, we entered into equipment loan and working capital loan agreements with Venture Lending and Leasing LV, Venture Lending and Leasing V, and Venture Lending and Leasing VI, respectively. We issued warrants in relation to the long-term debt. All warrants were exercised on December 8, 2010 and shares were issued to the investors as determined in the warrant agreement. In year 2011, we paid a total amount of RMB31,097 principal and interest to the lenders in connection with the equipment loan and working capital loan agreements. We have pledged the equity interest in 1Verge Internet to all lenders for our obligation and liabilities under the loan agreement we entered into in July 2010.

Acquisition of Trade Lead Investment Ltd.

In January 2012, as an existing holder of 5% equity interest in Trade Lead Investment Ltd., or Trade Lead, a Cayman-based agency service provider of overseas copyrights, we completed an acquisition of the remaining 95% equity interest in Trade Lead. Our existing shareholders, Chengwei Funds, owned majority equity interest in Trade Lead before the transaction. In the mean time, through a series of contractual arrangements we control Zhejiang Dongyang Tianshi Media Ltd., or Tianshi, a PRC domestic company. Tianshi is another consolidated affiliated entity of ours and it primarily engages in the business of advertising agency, television production and cultural information consultation. The total purchase price is RMB112.9 million (US$17.9 million), including cash consideration of RMB78.9 million (US$12.5 million) and 6,202,179 Class A ordinary shares.

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

Legal Proceedings

From time to time, we have been involved in litigation relating to copyright infringement, and other matters in the ordinary course of our business. Our video content library may contain content in which others may claim to own copyrights or image rights or which others may claim to be defamatory or objectionable. As of December 31, 2011, the aggregate claimed damages against us from ongoing litigation totaled approximately RMB26.9 million (US$4.3 million). We believe that these legal proceedings will not result in material liability to us nor will they have a material adverse effect on our business, financial condition or results of operations. Regardless of the outcome, however, any litigation can result in substantial costs and diversion of management resources and attention.

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

Our board of directors has complete discretion on whether to declare dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law (2011 Revision) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” in our registration statement on Form F-1 (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

Update until April 9, 2012 (starting from December 8, 2010), the trading price of our ADSs on NYSE ranged from US$13.79 to US$69.95 per ADS.

The following table provides the high and low trading prices on the NYSE for the periods indicated below.

	Trading Price
	High	Low
	US$	US$
2010	50.00	25.57
2011	69.95	13.76
First Quarter of 2011	52.80	29.35
Second Quarter of 2011	69.95	26.00
Third Quarter of 2011	40.65	13.76
Fourth Quarter of 2011	23.48	13.83
Monthly Highs and Lows
October 2011	23.48	14.75
November 2011	22.12	13.83
December 2011	20.50	15.60
January 2012	24.06	15.39
February 2012	26.00	19.90
March 2012	32.75	21.60
April 2012 (through April 9)	23.50	21.52

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

B                        Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law of the Cayman Islands. We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association filed as Exhibit 3.2 to our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Securities Exchange Commission on November 15, 2010.

C                        Material Contracts

On March 11, 2012, we and Tudou entered into a definitive agreement for Tudou to combine with us in a 100% stock-for-stock transaction. We incorporate by reference into this annual report the Agreement and Plan of Merger filed as Exhibit 7.01 to our Schedule 13D filed with the Securities and Exchange Commission on March 16, 2012. Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company” or elsewhere in this report, we have not entered into any material contract.

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

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands, which holds 100% of our equity interests in our PRC subsidiaries either directly, or indirectly through our Hong Kong subsidiary. Our business operations are principally conducted through our PRC subsidiaries. The New EIT Law and its implementation rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its overseas parent that is not a PRC resident enterprise and has no establishment in the PRC, will normally be subject to PRC withholding tax at a rate of 10%, unless there are applicable treaties that reduce such rate. Under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital, such dividend withholding tax rate is reduced to 5% if a Hong Kong resident enterprise owns over 25% of the PRC company distributing the dividends and is the beneficial owner of the dividend received. As our Hong Kong subsidiary owns 100% of Jet Brilliant Beijing, under the aforesaid arrangement, any dividends that Jet Brilliant Beijing pays our Hong Kong subsidiary may be subject to a withholding tax at the rate of 5% if our Hong Kong subsidiary is the beneficial owner of such dividends and not considered to be a PRC tax resident enterprise as described below or a non-PRC tax resident enterprise with an establishment in the PRC and whose dividend income has a connection with such establishment. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of such dividends under SAT Circular 601, such dividends would be subject to the withholding tax rate of 10%. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Tax—Dividends Withholding Tax.”

Under the New EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered to be PRC tax resident enterprises for tax purposes. If we are considered a PRC tax resident enterprise under the above definition, then our global income will be subject to PRC enterprise income tax at the rate of 25%.

The implementation rules of the New EIT Law provide that (i) if the enterprise that distributes dividends is domiciled in the PRC, or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or capital gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the New EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders or ADS holders as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

Material United States Federal Income Tax Considerations

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquire our ADSs or ordinary shares and hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). In addition, this discussion does not address any United States federal estate, gift or alternative minimum tax consequences or any non-United States (except for the cross-references below to the New EIT Law and potential PRC taxes), state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

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

Although the law in this regard is unclear, we treat 1Verge Information and Jiaheyi as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the above entities for United States federal income tax purposes, we would likely be treated as a PFIC for our current and any subsequent taxable year.

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

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the assumption that we will not be treated as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are discussed generally below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. For taxable years beginning before January 1, 2013, a non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a maximum United States federal tax rate of 15% rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Because our ADSs trade on the NYSE, which is an established securities market in the United States, the ADSs are expected to be readily tradable. Thus, we believe that dividends we pay on our ADSs may meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. Dividends received on our ADSs or ordinary shares will not be eligible for the dividend received deduction allowed to corporations.

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

•                  amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are treated as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income;

•                  amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

•                  interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary classified as a PFIC (each such subsidiary, a “lower-tier PFIC”) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated temporary regulations thereunder, individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

F                          Dividends and Paying Agents

Not applicable.

G                        Statement by Experts

Not applicable.

H                       Documents on Display

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, starting from this annual report, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year, which is April 30. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents and short-term investments denominated in U.S. dollars as a result of our initial public offering in December 2010 and our follow-on public offering in May 2011. We believe the impact of foreign currency risk is not material and we have not used any forward contracts, currency borrowings or derivative instruments to hedge our exposure to foreign currency exchange risk. Although in general our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because substantially all of our revenues and expenses are denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the Renminbi against the U.S. dollar in the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how this new policy may impact the Renminbi exchange rate. To the extent that we need to convert U.S. dollars we receive from our initial public offering and our follow-on public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert the Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2011, we had RMB denominated cash balances of US$260.1 million and U.S. dollar-denominated cash and short-term investment balances of US$325.8 million. Assuming we had converted the U.S. dollar-denominated cash balance of US$325.8 million as of December 31, 2011 into RMB at the exchange rate of $1.00 for RMB6.2939 as of December 30, 2011, this cash balance would have been RMB2,050.5million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB2,030.0 million as of December 31, 2011.

Inflation

In the last three years, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2009, 2010 and 2011 were increases of 1.9%, 4.6% and 4.1%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Service	Fees

• Issuance of ADSs	Up to US$0.05 per ADS issued

• Cancellation of ADSs	Up to US$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US$0.02 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.02 per ADS held on the applicable record date(s) established by the depositary

• Transfer of ADRs	US$1.50 per certificate presented for transfer

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2011, we were entitled to US$2.2 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM  13                  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14                     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The following “Use of Proceeds” information relates to:

•                  the registration statement on Form F-1 (File number: 333-170603) for our initial public offering of 15,847,700 ADSs, representing 285,258,600 Class A ordinary shares, and the underwriters’ full exercise of their option to purchase an additional 2,377,155 ADSs, representing 42,788,790 Class A ordinary shares, which registration statement was declared effective by the SEC on December 7, 2010. Goldman Sachs (Asia) L.L.C. acted as the sole representative of the underwriters in the initial public offering.

•                  The registration statement on Form F-1 (File number: 333-173963) for our follow-on public offering of 12,310,000 ADSs, representing 221,580,000 Class A ordinary shares, which registration statement was declared effective by the SEC on May 19, 2011. Goldman Sachs (Asia) L.L.C. acted as the sole representative of the underwriters in the follow-on public offering.

We received net proceeds of US$217.4 million from our initial public offering and net proceeds of US$385.9 million from our follow-on public offering. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering totaled US$19.4 million, which included US$14.9 million for underwriting discounts and commissions and US$4.5 million for other expenses.

Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our follow-on public offering totaled US$14.5 million, which included US$13.0 million for underwriting discounts and commissions and US$1.5 million for other expenses.

As of December 31, 2011, we used RMB575.6 million of the net proceeds from our initial public offering and follow-on public offering on copyrights, server and equipments.

ITEM 15                     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2011. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2011, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

We have previously disclosed in our Form 20-F for the year ended December 31, 2010 that we and our independent registered public accounting firm identified the following material weaknesses:

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

A number of remedial actions were taken by us to address the material weaknesses, including:

•                  hiring a financial vice president with expertise gained in both China and the U.S., and with more than 15 years of extensive experience in U.S. GAAP, SEC regulations and internal control over financial reporting;

•                  strengthening our reporting team by hiring additional professionals with experience in U.S. GAAP and SEC reporting from reputable accounting firms;

•                  strengthening our internal audit function by hiring additional professionals with industry internal audit experience and experience in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act;

•                  further increasing the accounting, internal control, and SEC reporting acumen and accountability of its finance organization employees through training programs designed to enhance these employees’ competency with respect to U.S. GAAP and internal control over financial reporting;

•                  enhancing our monitoring control over financial reporting, including additional review by our chief financial officer, financial vice president, and senior finance staff over the application of U.S. GAAP accounting knowledge and the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures; and

•                  establishing related policies and procedures to support the operation of internal controls at the entity level, process level as well as IT level.

As of December 31, 2011, we have concluded that the material weaknesses stated in Form 20-F for the year ended December 31, 2010 have been remediated.

We maintain a system of internal control over financial reporting that is designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. The discussion above includes descriptions of the material actual changes to our internal control over financial reporting in the year ended December 31, 2011 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2010	2011
	RMB (in thousands)
Audit fees(1)	8,560	7,199
Audit-related fees(2)	—	—
Tax fees(3)	65	118
All other fees(4)	—	13

(1)                   “Audit fees” represents the aggregate fees billed and unbilled for professional services rendered by our principal auditors for the integrated audit of our annual consolidated financial statements and the audit of internal control over financial reporting, and audit services that are normally provided by the independent registered public accounting firm in connection with regulatory filing or engagement for those years. For the years ended December 31, 2010 and 2011, audit fees also included fees for services rendered in connection with our initial public offering in 2010 of RMB5.8 million and follow-on offering in 2011 of RMB2.3 million.

(2)                   “Audit-related fees” represents the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.”

(3)                   “Tax fees” represents aggregate fees billed for professional services rendered by our principal auditors for transfer pricing, tax advice and tax planning.

(4)                   “All other fees” represents fees for the use of Ernst & Young online accounting research tool.

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

ITEM 16H                 MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM  17                       FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18                          FINANCIAL STATEMENTS

The consolidated financial statements of Youku Inc. are included at the end of this annual report.

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

2.7

Voting Agreement, between the Registrant and GGV II Delaware L.L.C. dated as of March 11, 2012 (incorporated by reference to Exhibit 7.02 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381), as amended.

2.8

Voting Agreement, between the Registrant and Sennett Investment (Mauritius) Pte Ltd. dated as of March 11, 2012 (incorporated by reference to Exhibit 7.03 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381), as amended.

2.9

Voting Agreement, among the Registrant and IDG Technology Venture Investment III, L.P. and IDG Technology Venture Investment IV, L.P. dated as of March 11, 2012 (incorporated by reference to Exhibit 7.04 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381), as amended.

2.10

Voting Agreement, among the Registrant and Mr. Gary Wei Wang, Spring Prosper Group Limited and First Easy Group Limited dated as of March 11, 2012 (incorporated by reference to Exhibit 7.05 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381), as amended.

2.11

Voting Agreement, among the Registrant and Crescent Peak, Ltd, Crescent Peak II Limited and Crescent P.E., Ltd. dated as of March 11, 2012 (incorporated by reference to Exhibit 7.06 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381), as amended.

4.1	2006 Stock Option Scheme, as amended (incorporated by reference to Exhibit 10.1 from our F-1 registration

Exhibit Number	Document
statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.2	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

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

4.23*	Business Operations Agreement, effective as of January 6, 2012, among 1Verge Internet, Zhejiang Dongyang Tianshi Media Limited, or Tianshi, and the shareholders of Tianshi.

4.24*	Equity Interest Pledge Agreement, effective as of January 6, 2012, between 1Verge Internet and the shareholders of Tianshi.

4.25*	Power of Attorney, effective as of January 6, 2012, by the shareholders of Tianshi.

4.26*	Exclusive Technical and Consulting Services Agreement, effective as of January 6, 2012 between 1Verge Internet and Tianshi.

4.27*	Equity Option Agreement, effective as of January 6, 2012, among the Registrant, 1Verge Internet and the shareholders of Tianshi.

4.28

Agreement and Plan of Merger, among the Registrant, Two Merger Sub Inc. and Tudou Holdings Limited dated as of March 11, 2012 (incorporated by reference to Exhibit 7.01 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381), as amended.

8.1*	Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant. (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming

15.2*	Consent of TransAsia Lawyers

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Scheme Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*                                         Filed with this annual report on Form 20-F.

**                                  XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

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

2.7

Voting Agreement, between the Registrant and GGV II Delaware L.L.C. dated as of March 11, 2012 (incorporated by reference to Exhibit 7.02 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381), as amended.

2.8

Voting Agreement, between the Registrant and Sennett Investment (Mauritius) Pte Ltd. dated as of March 11, 2012 (incorporated by reference to Exhibit 7.03 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381), as amended.

2.9

Voting Agreement, among the Registrant and IDG Technology Venture Investment III, L.P. and IDG Technology Venture Investment IV, L.P. dated as of March 11, 2012 (incorporated by reference to Exhibit 7.04 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381), as amended.

2.10

Voting Agreement, among the Registrant and Mr. Gary Wei Wang, Spring Prosper Group Limited and First Easy Group Limited dated as of March 11, 2012 (incorporated by reference to Exhibit 7.05 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381), as amended.

2.11

Voting Agreement, among the Registrant and Crescent Peak, Ltd, Crescent Peak II Limited and Crescent P.E., Ltd. dated as of March 11, 2012 (incorporated by reference to Exhibit 7.06 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381), as amended.

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

Exhibit Number	Document
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

4.20	Supplementary Agreement, dated as of August 16, 2010, between 1Verge Internet and Jiaheyi (incorporated by

Exhibit Number	Document
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

4.23*	Business Operations Agreement, effective as of January 6, 2012, among 1Verge Internet, Zhejiang Dongyang Tianshi Media Limited, or Tianshi, and the shareholders of Tianshi.

4.24*	Equity Interest Pledge Agreement, effective as of January 6, 2012, between 1Verge Internet and the shareholders of Tianshi.

4.25*	Power of Attorney, effective as of January 6, 2012, by the shareholders of Tianshi.

4.26*	Exclusive Technical and Consulting Services Agreement, effective as of January 6, 2012 between 1Verge Internet and Tianshi.

4.27*	Equity Option Agreement, effective as of January 6, 2012, among the Registrant, 1Verge Internet and the shareholders of Tianshi.

4.28

Agreement and Plan of Merger, among the Registrant, Two Merger Sub Inc. and Tudou Holdings Limited dated as of March 11, 2012 (incorporated by reference to Exhibit 7.01 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381), as amended.

8.1*	Subsidiaries of the Registrant.

11.1

Code of Business Conduct and Ethics of the Registrant. (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming

15.2*	Consent of TransAsia Lawyers

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Scheme Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*                                         Filed with this annual report on Form 20-F.

**                                  XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Youku Inc.

	By:	/s/ Victor Wing Cheung Koo
		Name:	Victor Wing Cheung Koo
		Title:	Chairman of the Board of Directors
Chief Executive Officer

Date: April 10, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Youku Inc.

We have audited the accompanying consolidated balance sheets of Youku Inc. (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Youku Inc. as of December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Youku Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 10, 2012 expressed an unqualified opinion thereon.

/s/ Ernst &Young Hua Ming

Beijing, People’s Republic of China

April 10, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Youku Inc.

We have audited Youku Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Youku Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Youku Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Youku Inc. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2011 of Youku Inc. and our report dated April 10, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming

Beijing, People’s Republic of China

April 10, 2012

YOUKU INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 AND 2011

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2010	2011	2011
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,811,423	2,292,538	364,248
Short-term investments		—	1,400,858	222,574
Accounts receivable, net	3	214,245	420,706	66,843
Intangible assets, net	5	10,230	16,078	2,555
Amounts due from related party		2,350	768	123
Prepayments and other assets	4	24,837	16,832	2,674

Total current assets		2,063,085	4,147,780	659,017
Non-current assets:
Property and equipment, net	6	64,177	96,567	15,343
Long-term investment in related party	2	—	1,707	271
Intangible assets, net	5	57,550	211,978	33,680
Capitalized content production costs		—	7,782	1,236
Amounts due from related party	20	1,707	65,352	10,383
Prepayments and other assets	4	3,649	144,392	22,942

Total non-current assets		127,083	527,778	83,855

TOTAL ASSETS		2,190,168	4,675,558	742,872

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		32,763	57,276	9,100
Advances from customers		1,304	3,140	499
Amounts due to related party	20	2,878	2,794	444
Accrued expenses and other liabilities	7	201,100	390,607	62,061
Current portion of long-term debt	8	22,180	9,182	1,459

Total current liabilities		260,225	462,999	73,563
Non-current liabilities:
Long-term debt	8	18,455	7,382	1,173
Total non-current liabilities		18,455	7,382	1,173
Total liabilities		278,680	470,381	74,736
Commitments and contingencies	12

YOUKU INC.

CONSOLIDATED BALANCE SHEETS—continued

AS OF DECEMBER 31, 2010 AND 2011

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2010	2011	2011
		RMB	RMB	US$
Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 1,235,761,996 and 1,395,435,339 issued and outstanding as of December 31, 2010 and 2011, respectively)	15	82	93	15
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,761,207 and 659,561,893 issued and outstanding as of December 31, 2010 and 2011, respectively)	15	49	49	8
Additional paid-in capital		2,625,250	5,185,257	823,854
Accumulated other comprehensive loss		(14,353)	(108,578)	(17,251)
Accumulated deficit		(699,540)	(871,644)	(138,490)

Total shareholders’ equity		1,911,488	4,205,177	668,136

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		2,190,168	4,675,558	742,872

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Years ended December 31,
	Notes	2009	2010	2011	2011
		RMB	RMB	RMB	US$
Net revenues (including sublicensing revenues from a related party amounting to nil, RMB5,594, and RMB768 for 2009, 2010 and 2011, respectively)		153,626	387,097	897,624	142,619
Cost of revenues	9	(216,708)	(350,830)	(697,337)	(110,796)

Gross (loss) profit		(63,082)	36,267	200,287	31,823
Operating expenses:
Product development		(20,908)	(31,287)	(72,573)	(11,531)
Sales and marketing		(72,746)	(130,238)	(230,475)	(36,619)
General and administrative		(18,523)	(28,957)	(80,529)	(12,795)

Total operating expenses		(112,177)	(190,482)	(383,577)	(60,945)

Loss from operations		(175,259)	(154,215)	(183,290)	(29,122)
Interest income		2,054	1,170	23,693	3,764
Interest expenses	8	(6,835)	(7,440)	(6,825)	(1,084)
Change in fair value of warrant liability	13	(2,313)	(44,268)	—	—
Others, net		67	69	(5,682)	(903)

Loss before income taxes		(182,286)	(204,684)	(172,104)	(27,345)
Income taxes	10	—	—	—	—

Net loss		(182,286)	(204,684)	(172,104)	(27,345)

Net loss per share, basic and diluted	17	(0.50)	(0.44)	(0.09)	(0.01)
Net loss per ADS (each ADS represents 18 Class A ordinary shares), basic and diluted		(8.98)	(7.90)	(1.55)	(0.25)
Shares used in computation, basic and diluted	17	365,432,916	466,340,541	1,992,923,515	1,992,923,515
ADS used in computation, basic and diluted		20,301,829	25,907,808	110,717,973	110,717,973

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 and 2011

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity (deficit)
		RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2009	365,000,000	30	7,769	(3,212)	(312,570)	(307,983)

Comprehensive loss:
Foreign currency translation adjustment				(47)		(47)
Net loss					(182,286)	(182,286)

Total comprehensive loss						(182,333)
Exercise of stock options			139			139
Share-based compensation			4,565			4,565

Balances at December 31, 2009	365,000,000	30	12,473	(3,259)	(494,856)	(485,612)

Comprehensive loss:
Foreign currency translation adjustment				(11,094)		(11,094)
Net loss					(204,684)	(204,684)

Total comprehensive loss						(215,778)
Exercise of stock options			165			165
Issuance of ordinary shares upon initial public offering (“IPO”), net of IPO costs	328,047,390	21	1,439,387			1,439,408
Conversion of convertible redeemable preferred shares into ordinary shares upon IPO	1,190,022,965	79	1,102,246			1,102,325
Reclassification of warrant liability into ordinary shares upon IPO	12,452,848	1	58,989			58,990
Share-based compensation			11,990			11,990

Balances at December 31, 2010	1,895,523,203	131	2,625,250	(14,353)	(699,540)	1,911,488
Comprehensive loss:
Foreign currency translation adjustment				(94,225)		(94,225)
Net loss					(172,104)	(172,104)

Total comprehensive loss						(266,329)
Exercise of stock options	9,894,029	1	4,741			4,742
Share-based compensation			47,494			47,494
Issuance of ordinary shares upon secondary offering, net of offering costs	149,580,000	10	2,507,772			2,507,782

Balances at December 31, 2011	2,054,997,232	142	5,185,257	(108,578)	(871,644)	4,205,177

Balances at December 31, 2011, in US$		23	823,854	(17,251)	(138,490)	668,136

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	Years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(182,286)	(204,684)	(172,104)	(27,345)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	36,207	42,691	45,670	7,256
Bad debt expense	64	994	1,509	240
Amortization of intangible assets and capitalized content production costs	4,581	44,530	166,576	26,466
Amortization of long-term debt discounts	1,001	2,504	3,496	555
Loss (gain) on disposal of property and equipment	44	19	(18)	(3)
Foreign exchange loss	—	—	5,624	894
Share-based compensation	4,565	11,990	47,494	7,546
Change in fair value of warrant liability	2,313	44,268	—	—
Changes in operating assets and liabilities:
Accounts receivable	(54,085)	(140,279)	(207,970)	(33,043)
Amounts due from related party	—	(2,000)	1,232	196
Prepayments and other assets	1,335	(1,457)	(15,875)	(2,522)
Accounts payable	(4)	(39)	(252)	(40)
Advances from customers	2,451	(1,906)	1,836	292
Accrued expenses and other liabilities	58,138	97,541	198,067	31,470
Net cash provided by (used in) operating activities	(125,676)	(105,828)	75,285	11,962
Cash flows from investing activities:
Acquisition of property and equipment	(25,633)	(45,987)	(84,855)	(13,482)
Capitalized content production costs	—	(196)	(11,415)	(1,814)
Deposit for acquisition of equity interest in related party	—	(1,707)	—	—
Proceeds from short-term investments	159,000	34,000	1,199,221	190,537
Purchase of short-term investments	(45,000)	(34,000)	(2,597,038)	(412,628)
Proceeds from disposal of property and equipment	—	4	24	4
Acquisition of intangible assets from related party	—	(17,092)	(114,511)	(18,194)
Acquisition of intangible assets	(10,142)	(72,058)	(376,256)	(59,781)

Net cash provided by (used in) investing activities	78,225	(137,036)	(1,984,830)	(315,358)
Cash flows from financing activities:
Proceeds from issuance of Series E Preferred Shares	273,413	—	—	—
Proceeds from issuance of Series F Preferred Shares	—	334,985	—	—
Drawdown of long-term debt	8,589	33,875	—	—
Exercise of employee stock options	139	165	4,647	738
Principal repayments on long-term debt	(21,548)	(26,620)	(27,107)	(4,307)
Debt commitment fee (paid) received	26	(136)	—	—
Proceeds from IPO and secondary offering, net of issuance costs	—	1,434,763	2,512,969	399,271
Payment of convertible redeemable preferred shares issuance costs	(428)	(13,259)	—	—

Net cash provided by financing activities	260,191	1,763,773	2,490,509	395,702
Effect of exchange rate changes on cash and cash equivalents	(47)	(11,094)	(99,849)	(15,864)

Net increase in cash and cash equivalents	212,693	1,509,815	481,115	76,442
Cash and cash equivalents at beginning of the year	88,915	301,608	1,811,423	287,806

Cash and cash equivalents at end of the year	301,608	1,811,423	2,292,538	364,248

Supplemental disclosures of cash flow information:
Cash paid for interest	5,965	4,863	3,990	634
Acquisition of property and equipment included in accounts payable	6,017	12,225	6,126	973
Acquisition of intangible assets included in accounts payable and due to related party	—	23,164	53,944	8, 571
Capitalized content production costs included in accrued expenses	—	507	1,498	238

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

1. ORGANIZATION AND BASIS OF PRESENTATION

Youku Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on September 20, 2005. The Company was formerly known as 1Verge Inc. and changed its name to Youku.com Inc. on June 20, 2008. On October 18, 2011, the Company changed its legal name from “Youku.com Inc.” to “Youku Inc.”

As of December 31, 2011, the Company has four wholly owned subsidiaries, 1Verge Internet Technology (Beijing) Co., Ltd., Jet Brilliant Limited (Hong Kong), Jet Brilliant Advertising Co., Ltd., and Youku Video (Xi’an) Media Technology Co., Ltd. and also consolidates two variable interest entities (“VIEs”), details of which are as follows:

The Group	Place of Incorporation	Date of Establishment	Percentage of Ownership	Principal Activities
Subsidiaries
1Verge Internet Technology (Beijing) Co., Ltd. (“1Verge Internet”)	PRC	November 14, 2005	100%	Provision of general and administrative services to group companies

Jet Brilliant Ltd. (“Jet Brilliant”)	Hong Kong	April 27, 2010	100%	Provision of general and administrative services to group companies

Jet Brilliant Advertising Co., Ltd. (“Jet Brilliant Beijing”)	PRC	April 27, 2010	100%	Advertising agency business

Youku Video (Xi’an) Media Technology Co., Ltd. (“Youku Xi’an”)	PRC	August 1, 2011	100%	Provision of content scrutiny for compliance of content regulations

VIEs
1Verge Information Technology (Beijing) Co., Ltd. (“1Verge Information”)	PRC	February 24, 2006	Nil	Online video sharing and distribution services, online advertising services, mobile value added services

Jiaheyi Advertising (Beijing) Co., Ltd. (“Jiaheyi Advertising”)	PRC	March 9, 2006	Nil	Online video sharing and distribution services, online advertising services

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

In August 2011, the Company established Youku Xi’an, a wholly owned subsidiary of the Company, which mainly engages in content scrutiny for compliance of content regulations.

The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the “Group”.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The Group provides online video sharing and distribution services, online advertising services and mobile value added services through its internet site, www.youku.com. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly owned subsidiaries and VIEs in the PRC.

The Company, in consultation with its PRC counsel, believes that (i) the ownership structures of the VIEs comply with existing PRC laws and regulations; (ii) the contractual arrangements among 1Verge Internet and the VIEs and their respective shareholders that are governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) each of the PRC subsidiaries and each of the VIEs has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. The business licenses of the PRC subsidiaries and each of the VIEs are in full force and effect.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of any future PRC laws or regulations and could limit the Company’s ability, through 1Verge Internet, to enforce its rights under these contractual arrangements. Furthermore, shareholders of the VIEs may not act in the best interests of the Group or may not perform their obligations under the above mentioned agreements. Such risks exist throughout the period in which the Group intends to operate its business through contractual arrangements with the VIEs.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Company’s right to collect revenues, blocking of the Company’s website, being required to restructure its operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its business.

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

The Company consolidates the VIEs in accordance with Securities and Exchange Commission (“SEC”) Rule SX-3A-02 and Accounting Standards Codification (“ASC”) subtopic 810-10 Consolidation: Overall, through the signed Contractual Agreements. The Company is required to continue to consolidate the VIEs through 1Verge Internet under the guidance in Accounting Standards Update (“ASU”) 2009-17 effective January 1, 2010, because the Company has determined that 1) 1Verge Internet is most closely associated with the VIEs among the members of the related party group who share the power to direct the activities of the VIEs that most significantly impact their economic performance, and 2) has the obligation to absorb losses or the right to receive benefits of the VIEs that could potentially be significant to the VIEs.

The aggregate carrying amount of the total assets and total liabilities of the VIEs as of December 31, 2011 were RMB 844,622 (US$134,197) and RMB 1,292,311 (US$205,328), respectively. There was no pledge or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of 1Verge Internet, which is the primary beneficiary of the VIEs. Total net liabilities of the VIEs as of December 31, 2011 were RMB 447,689 (US$71,131). In addition, the Group has provided financial support amounting to RMB 636,899 and RMB 696,186 (US$110,613) that it was not previously contractually required to provide as at December 31, 2010 and 2011, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and VIEs in which it has a controlling financial interest. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the company demonstrates its ability to control the VIEs through its rights to all the residual benefits of the VIEs and its obligation to fund losses of the VIEs then the entity is consolidated. All significant intercompany balances and transactions between the Company, its subsidiaries and VIEs have been eliminated in consolidation.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the accounts receivable allowance, amortization of licensed copyrights, recoverability and useful lives of long-lived assets, consumption patterns for licensed copyrights, fair values of stock options to purchase the Company’s ordinary shares, forfeiture rates for options and restricted stock (units) granted, and deferred tax valuation allowance, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Convenience translation

Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.2939 on December 30, 2011 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Foreign currency translation and transactions

The Company’s functional currency is the US$. The Company’s subsidiaries and VIEs determined their functional currencies based on the criteria of ASC subtopic 830-10, Foreign Currency Matters: Overall. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity. The Company uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. The foreign exchange losses included in the consolidated statements of operations for the years ended December 31, 2009, 2010 and 2011 were nil, RMB7 and RMB5,949 (US$945), respectively.

Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and long-term debt. The carrying values of these financial instruments, other than long-term debt, approximate their fair values due to their short-term maturities.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The carrying value of long-term debt approximates its fair value due to the fact that the related interest rates are reset each year based on prevailing market interest rates.

Cash and cash equivalents and short-term investments

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. All highly liquid investments with original maturities of three months or less from the date of purchase are classified as cash equivalents. All highly liquid investments with original maturities greater than three months, but less than twelve months, are classified as short-term investments which approximate their fair value.

During the years ended December 31, 2009, 2010 and 2011, the Company recorded interest income from short-term investments of RMB1,082, RMB337 and RMB 15,535 (US$2,468) in the consolidated statements of operations, respectively.

The short-term investments balance was nil and RMB1,400,858 (US$ 222,574) as of December 31, 2010 and 2011.

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

Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

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

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

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

Long term investment

Long term investment relates to a 5% equity investment in Trade Lead Investment Ltd. (“Trade Lead”), a privately —held company and related party (refer to Note 20). Since the Company did not have significant influence over the equity investment as of December 31, 2011, the cost method of accounting is used. In January 2012, the Company purchased the remaining 95% of equity interest of Trade Lead. Please refer to Note 21 — Subsequent Events.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with its legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

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

Non-episodic film costs are only capitalized when the revenue stream related to the produced videos is determinable either through specific advertising contracts or other circumstances whereby revenue can be determined to be associated with the specific video and the ultimate revenue can be reasonably estimated.

The Company amortizes production costs using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator).

Episodic film costs

Due to the same uncertainty of making reliable estimates as for non-episodic films, for episodic films, estimates of ultimate revenues are limited to the amount of revenue contracted for each episode. Accordingly, production costs incurred in excess of the amount of revenue contracted for each episode are expensed as incurred on an episode-by-episode basis.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

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

Intangible assets

Licensed copyrights relate to titles to movies, television series and other video content acquired from external parties. Through 2010, such content was amortized using the straight-line method over the estimated useful lives of related licensed copyrights. Effective January 1, 2011, based on an accumulation of data gathered on historical viewing patterns of its licensed content, the Company changed the method of amortizing licensed movie and television series copyrights from straight-line to an accelerated method, which is preferable on the basis that it results in a pattern of amortization that is more reflective of the consumption of the assets. Because the effect of this change in accounting principle is inseparable from the effect of the change in accounting estimate, the change was accounted for as a change in estimate. As a result, the Company has applied the change prospectively. This change in accounting estimate increased net loss, basic loss per share and loss per ADS by RMB70.9 million (US$11.3 million), RMB0.04 (US$0.01) and RMB0.64 (US$0.10), respectively, for the year ended December 31, 2011. The amortization of licensed video content other than movies and television series is on a straight-line basis, as either the consumption pattern based on historical viewing data supports this method or insufficient historical viewing data is available. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary.

The advertising license is amortized using the straight-line method over the remaining term of the license.

As of December 31, 2011, intangible assets have weighted-average useful lives from the date of purchase as follows:

Licensed copyrights	2.53 years
Advertising license	28 years

Revenue recognition

The Group’s revenues are derived principally from online advertising services. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured under ASC subtopic 605-10, Revenue Recognition: Overall.

Online advertising services

Advertising contracts are signed to establish the fixed price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its web pages in different formats, including but not limited to video, banners, links, logos and buttons. The Group makes a credit assessment of the customer to assess the collectability of the contract prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all other revenue recognition criteria were met. For contracts where the Group provides customers with marketing services that contain multiple deliverables (e.g., advertisements in different formats to be delivered over different periods of time), the Group recognizes revenue pursuant to ASC subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements, as amended by Accounting Standards Update No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements, which was adopted by the Company on January 1, 2011. ASU 2009-13 requires the Group to allocate revenue to arrangement deliverables using the relative selling price method. The Group limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future undelivered items. Due to the nature of the Group’s advertisement arrangements, wherein revenue is contingent upon the delivery of undelivered items, revenue is recognized ratably over the performance period of the last deliverable in the arrangement. Revenue is deferred when non-refundable payments are received from customers prior to satisfaction of revenue recognition criteria discussed above.

Revenue from advertising programs

The Group participates in the advertising programs run by third parties and places links to the advertisements of their customers on their website. On a monthly basis, the Group obtains data on the user traffic and the number of visitors’ clicks from these programs, the Group recognizes revenues based on contractual rates applied to user traffic and the number of visitors’ clicks on the advertisements on the Group’s website.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Barter transactions

The Group enters into cross-promotional agreements, which represent advertising-for-advertising barter transactions, and follows ASC subtopic 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. The Group also enters into copyright exchange transactions from time to time. These transactions are non-monetary transactions similar to barter transactions. The Group did not recognize revenue for such barter and exchange transactions since the fair value is not determinable for any of the periods presented. The volume of such transactions is not significant.

Commissions to third-party advertising agencies

The Group provides cash incentives in the form of commissions to certain third-party advertising agencies based on volume and performance, and accounts for such incentives as a reduction of revenue in accordance with ASC subtopic 605-50-25, Revenue Recognition: Customer Payments and Incentives. The Group accounts for cash consideration given to agencies for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value as a reduction of revenue. The Group has estimated and recorded commissions to third-party advertising agencies as follows:

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Commissions to third-party advertising agencies	37,866	86,602	180,644	28,701

Business tax and surcharges

Business tax and surcharges for the years ended December 31, 2009, 2010 and 2011 of RMB16,624, RMB38,472 and RMB 90,215 (US$ 14,334), respectively, were recorded in cost of revenues (Note 9) in the consolidated statements of operations. The Group’s time-based online advertising services and advertising programs are subject to business taxes, surcharges and cultural development fees totaling 8.5% of revenues before deduction for commissions to agencies.

Advertising expenses

Advertising expenses, primarily advertisements through media publication are included in “Sales and marketing” and are expensed when incurred. Advertising expense for the years ended December 31, 2009, 2010 and 2011 were RMB7,317, RMB15,790 and RMB 40,290 (US$6,401), respectively.

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

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group had no capital leases for the years ended December 31, 2009, 2010 and 2011.

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

The Group applies the provisions of ASC subtopic 740, Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group recognizes in its consolidated financial statements the benefit of a tax position if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to changes in individual tax position. Changes in recognition and measurement estimates are recognized in the period which the change occurs. As the Company continues to be in a net operating loss position, the uncertain tax positions are recognized as a reduction to the net operating loss in the year they potentially impact.

Loss per share

The Company computes earnings per Class A and Class B ordinary shares in accordance with ASC subtopic 260-10 (“ASC 260-10”), Earnings Per Share: Overall, using the two-class method. Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted-average number of ordinary shares outstanding during the period.

The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260-10, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares. As the liquidation and dividend rights are identical, the losses are allocated on a proportionate basis.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted-average number of ordinary and dilutive ordinary share equivalents outstanding during the period. Dilutive ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of  stock options, warrants and vesting of restricted stock units, using the treasury stock method.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Share-based compensation

Options and restricted stock units granted to employees

The Group has accounted for share-based compensation in accordance with ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall, for share-based payment transactions with employees. Under the fair value recognition provisions of ASC 718-10, share-based compensation costs are measured at the grant date. The Group has elected to recognize compensation costs on the straight-line method over the requisite service period with a graded vesting schedule, provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation costs are recorded net of estimated forfeiture such that expense was recorded only for those options and restricted stock units that are expected to vest.

Options and restricted stock units granted to non-employees

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

Concentration of risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, short-term investments and accounts receivable. As of December 31, 2011, the Group has RMB 2,292,538 (US$ 364,248) in cash and cash equivalents, which is held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. Since the global financial crisis beginning in the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

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

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

There was one customer who individually accounted for greater than 10% of net revenues for the year ended December 31, 2009, Beijing Hylink Advertising Co., Ltd., which accounted for 11% of net revenues and RMB17,039 for the year ended December 31, 2009. For the years ended December 31, 2010 and 2011, no customer accounted for greater than 10% of net revenues.

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

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in U.S. dollars. The functional currency of the Company is the U.S. dollar, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of RMB against the U.S. dollar was approximately 4.6% in 2011. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

For the years ended December 31, 2009, 2010 and 2011, the net foreign currency translation loss resulting from the translation of the U.S. dollar functional currency to the RMB reporting currency recorded in the Company’s other comprehensive loss was RMB47, RMB11,094 and RMB94,225 (US$14,971), respectively.

Segment reporting

In accordance with ASC subtopic 280-10, Segment Reporting Overall, the Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

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

Recent accounting pronouncements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2011- 11, Disclosures about Offsetting Assets and Liabilities. The revised guidance specifies that an entity should disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The revised guidance affects all entities that have financial instruments and derivative instruments. The revised guidance is effective for interim or annual periods beginning after January 1, 2013. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In September 2011, the FASB issued ASU No. 2011- 08, Testing of Goodwill for Impairment. The revised guidance specifies that an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. An entity can choose to perform the qualitative assessment on none, some or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then resume performing the qualitative assessment in any subsequent period. The revised guidance is effective to both public and nonpublic entities that have goodwill reported in their financial statements during interim and annual periods beginning after December 15, 2011. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In June 2011, the FASB issued ASU No. 2011- 05, Presentation of Comprehensive Income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity.  Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance will be effective for the Company beginning January 1, 2012.

In May 2011, the FASB issued ASU No. 2011- 04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and IFRS. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs.  The new guidance will be effective for the Company beginning January 1, 2012.  Other than requiring additional disclosures, the Company does not anticipate any material impact on its consolidated financial statements upon adoption.

3. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Accounts receivable	215,768	423,738	67,325
Allowance for doubtful accounts	(1,523)	(3,032)	(482)

Accounts receivable, net	214,245	420,706	66,843

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The following table presents movement of the allowance for doubtful accounts:

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Balance at the beginning of the year	529	1,523	242
Additions charged to bad debt expense	994	1,509	240

Balance at the end of the year	1,523	3,032	482

Five customers accounted for 42% of gross accounts receivable as of December 31, 2011 (2010: 42%) with 13%, 10%, 9%, 5% and 5%, respectively.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

4. PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Current portion:
Prepaid copyrights	6,108	5,290	840
Deposits and prepaid rental fees	508	1,980	315
Prepaid expenses for bandwidth	1,200	1,387	220
Other receivables	15,181	—	—
Interest receivable	—	2,107	335
Prepaid server maintenance fees	—	1,595	253
Prepaid employee-related welfare	873	1,672	266
Others	967	2,801	445

	24,837	16,832	2,674

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Non-current portion:
Prepaid copyrights	—	137,807	21,896
Deposits	3,649	5,896	937
Others	—	689	109

	3,649	144,392	22,942

5. INTANGIBLE ASSETS, NET

	As of December 31, 2010
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
Current portion:
Licensed copyrights	21,491	(11,261)	10,230

Non-current portion:
Licensed copyrights	68,237	(12,303)	55,934
Advertising license	1,636	(20)	1,616

	69,873	(12,323)	57,550

	As of December 31, 2011
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Current portion:
Licensed copyrights	32,326	(16,248)	16,078	2,555

Non-current portion:
Licensed copyrights	346,566	(136,027)	210,539	33,451
Advertising license	1,510	(71)	1,439	229

	348,076	(136, 098)	211,978	33,680

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Advertising license relates to an acquired advertising license and is amortized ratably over the remaining term of the license of 26.7 years.

Beginning January 1, 2011, the Company changed from a straight-line to an accelerated amortization method for licensed copyrights related to titles to movies and television series acquired from external parties and all other licensed copyrights are amortized ratably over the estimated useful lives of the titles ranging from 6 months to 3 years.

Amortization expense was RMB4,581, RMB44,530 and RMB161,553 (US$25,668) for the years ended December 31, 2009, 2010 and 2011, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Within 1 year	168,840	26,826
Between 1 and 2 years	44,672	7,098
Between 2 and 3 years	13,150	2,089
Between 3 and 4 years	189	30
Between 4 and 5 years	58	9

6. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Office computer equipment	5,240	9,271	1,473
Office furniture and equipment	3,603	5,456	867
Software	951	3,452	548
Servers and network equipment	161,188	225,793	35,875
Motor vehicles	906	906	144
Leasehold improvements	6,821	10,940	1,738

	178,709	255,818	40,645
Less: Accumulated depreciation	(114,584)	(159,330)	(25,315)
Construction in progress	52	79	13
	64,177	96,567	15,343

Depreciation expense for the years ended December 31, 2009, 2010 and 2011 was as follows:

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Depreciation expense	36,207	42,691	45,670	7,256

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

7. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2010	2011	2011
	RMB	RMB	US$
Accrued advertising and promotion expenses	1,556	6,750	1,072
Accrued bonuses and individual income taxes	30,506	60,892	9,675
Accrued bandwidth and server hosting expenses	57,761	88,804	14,110
Accrued agency commissions	68,323	156,405	24,850
Business tax and surcharges payable	23,983	34,105	5,419
Accrued IPO related costs	10,400	—	—
Payable to employees from cashless option exercise	—	21,163	3,362
Accrued channel distribution fee	2,188	5,278	839
Others	6,383	17,210	2,734

	201,100	390,607	62,061

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

In May 2008, the Company borrowed RMB31,507 (US$4,500) and, in connection with the borrowing, issued a warrant to purchase 1,941,368 Series C Preferred Shares. Principal payments on the borrowing were made over a period of thirty-two months in equal, monthly installments, commencing after an initial four month period of interest-only monthly payments with no remaining balance outstanding as of December 31, 2011.Interest was charged at a fixed annual interest rate of 12% per annum.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

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

On July 13, 2010, the Company entered into a working capital loan and security agreement and a supplemental agreement (collectively known as the “New Loan Agreement” with independent third parties (the “V and VI Lenders”).

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

Interest expense on these loans for the years ended December 31, 2009, 2010 and 2011 was RMB6,835, RMB7,440 and RMB 6,825 (US$ 1,084), which include RMB1,001, RMB2,504 and RMB 3,496 (US$ 555) of discount amortization, respectively. No interest expense has been capitalized in any periods presented.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Aggregate annual principal payments of the long-term debt as of December 31, 2011 are as follows:

	RMB	US$
Within 1 year	11,106	1,764
Between 1 and 2 years	7,696	1,223
Total	18,802	2,987

The Company has pledged its equity interest in 1Verge Internet to all lenders for its obligation and liabilities under the New Loan Agreement.

Upon completion of the IPO in December 2010, all the warrants issued with the loans were exercised, Series C and Series E Preferred Shares were subscribed and automatically converted into Class A ordinary shares and the carrying value of the warrant liability was reclassified to equity upon the exercise.

9. COST OF REVENUES

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$

Business tax and surcharges	16,624	38,472	90,215	14,334
Bandwidth costs	149,479	191,679	324,682	51,587
Depreciation of servers and other equipment	33,692	37,958	39,052	6,205
Content costs	16,913	82,721	243,388	38,670
Total	216,708	350,830	697,337	110,796

10. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

China

On March 16, 2007, the PRC National People’s Congress promulgated the New Enterprise Income Tax Law (the “New EIT Law”), which became effective on January 1, 2008, adopting a unified EIT rate of 25% to all resident enterprises in China, including foreign invested enterprises and domestic enterprises, except for certain entities that still enjoyed the tax holidays which were grandfathered by the New EIT Law or entitled to tax incentives under the New EIT Law. In accordance with the implementation rules of the New EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The EIT rate of the Company’s PRC subsidiaries and its VIEs, including 1Verge Internet, 1Verge Information, Jet Brilliant Beijing and Jiaheyi Advertising, is 25% starting from January 1, 2008 and Youku Xi’an starting from 2011. However, 1Verge Information, a VIE of which 1Verge Internet is the deemed primary beneficiary, is located in the Beijing Zhongguancun Science Park and has been recognized as a HNTE under the New EIT Law by relevant authorities in December 2009 and was entitled to a preferential tax rate of 15% from January 1, 2010 to December 2011. 1Verge Internet has also been recognized as a HNTE under the new EIT Law by relevant authorities in 2010 and is entitled to preferential tax rate of 15%. 1Verge Information and 1Verge Internet are obligated to complete an annual self-assessment of continued compliance in order to apply the lower tax rate. The HNTE status is subject to approval and renewal every three years after the initial 3-year term.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In addition, according to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in the PRC but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in the PRC or which has an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Also, the New EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income. As of December 31, 2011, no detailed interpretation or guidance has been issued to define “place of effective management.” Furthermore, as of December 31, 2011, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application. The Company will continue to monitor its tax status.

The Group’s loss before income taxes consists of:

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cayman Islands	(5,764)	(68,274)	(47,756)	(7,588)
PRC	(176,522)	(136,410)	(124,348)	(19,757)

	(182,286)	(204,684)	(172,104)	(27,345)

There was no current or deferred income tax expense or benefit recorded for the years ended December 31, 2009, 2010 and 2011.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss is as follows:

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Income tax benefit at PRC statutory rate	(45,571)	(51,171)	(43,026)	(6,836)
International tax rate differential	1,441	17,069	11,939	1,897
Other adjustments	—	(876)	—	—
Permanent difference	992	1,076	6,960	1,106
Change in FIN 48 liability	8,203	4,086	1,425	226
Effect of preferential tax treatment	9,130	8,580	2,932	466
Effect of change in tax rate	—	—	(16,382)	(2,603)
Expired net operating losses	—	87	—	—
Change in valuation allowance	25,805	21,149	36,152	5,744

Income tax expenses	—	—	—	—

The tax effects of temporary differences that give rise to the deferred tax asset balances at December 31, 2010 and 2011 are as follows:

	December 31,
	2010	2011	2011
	RMB	RMB	US$
Deferred tax assets, current portion:
Advertising expenses	525	130	21
Accrued payroll	4,685	14,434	2,293
Accrued expenses	21,068	66,467	10,561
Revenue on last delivery basis	—	2,220	353
Others	303	1,274	202
Valuation allowance	(26,581)	(84,525)	(13,430)

Deferred tax assets, current portion, net	—	—	—

Deferred tax assets, non-current portion:
Net operating losses carried forward	81,511	42,329	6,726
Fixed assets (accumulated depreciation)	945	1,254	199
Copyrights amortization		17,081	2,714
Valuation allowance	(82,456)	(60,664)	(9,639)

Deferred tax assets, non-current portion, net	—	—	—

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2010 and 2011, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized. As of December 31, 2011, the Company had net operating loss available carry forwards per tax return of RMB163,597 (US$ 25,993), which can be carried forward to offset future taxable income. Net operating losses amounting to RMB 3,751 (US$596) will expire during 2012 if not utilized. The remaining net operating losses will expire between 2013 and 2016 if not utilized.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The changes in unrecognized tax benefits are as follows:

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Beginning balance	10,416	16,565	20,651	3,281
Additions based on tax position of the current year	8,203	4,086	1,425	226
Reductions for tax positions of prior years	(2,054)	—	—	—
Ending balance	16,565	20,651	22,076	3,507

As of December 31, 2009, 2010 and 2011, the Group has RMB16,565, RMB20,651 and RMB22,076 (US$3,507) of unrecognized tax benefits, RMB344 (US$55) of which would affect the effective tax rate if recognized. Among the unrecognized tax benefits, deemed interest income from loans to related parties was recorded during 2009, 2010 and 2011 in the amounts of RMB5,848, RMB4,086, and RMB355 (US$56), respectively. In 2011, the Group recognized an increase of RMB726 (US$115) for differences resulting from accrued expenses and fixed assets depreciation, respectively. In 2009, the Group recognized a decrease of unrecognized tax benefits of RMB2,054, which consisted of RMB1,444 relating primarily to the reversal of accrued bonus and RMB610 relating primarily to the reversal of accrued interest income and litigation fee. In 2009,the Group recorded unrecognized tax benefits of RMB2,355 related to the nondeductible portion of the technical service fees. The Group recorded deemed interest income since the third quarter of 2010 and as of December 31,2011, the Group does not anticipate any other material changes to its unrecognized tax position in the next 12 months.

The Group has not accrued for any interest or penalties related to the unrecognized tax positions due to the overall cumulative losses of the affected entities.

The years 2007 to 2011 remain subject to examination by the PRC tax authorities.

11. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries and its VIEs in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and VIEs of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits which are expensed as incurred were RMB8,973, RMB14,969 and RMB 25,191 (US$4,002) for the years ended December 31, 2009, 2010 and 2011, respectively.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

12. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including the rent-free period of 1 to 6 months. The Group’s lease agreements usually have a renewal option with an advance notice period of 1 to 3 months, and there are no rent escalation clauses, restrictions or contingent rents and are all conducted with third parties.

Total office rental expenses under all operating leases were RMB7,762, RMB13,342 and RMB19,622 (US$3,118) for the years ended December 31, 2009, 2010 and 2011, respectively. Future minimum payments under non-cancelable operating leases for office rental consist of the following as of December 31, 2011:

	RMB	US$
2012	19,787	3,144
2013	13,891	2,207
2014	5,448	865
2015 and thereafter	—	—
	39,126	6,216

Total bandwidth rental expenses were recorded in cost of revenues (Note 9).

Future minimum payments under non-cancelable operating leases for bandwidth rental consist of the following as of December 31, 2011:

	RMB	US$
2012	273,001	43,375
2013	40,021	6,359
2014	13,737	2,183
2015 and thereafter	—	—
	326,759	51,917

Total licensed copyrights were recorded in intangible assets (Note 5).

Future minimum payments under non-cancelable licensed copyrights consist of the following as of December 31, 2011:

	RMB	US$
2012	170,630	27,110
2013	156,042	24,793
2014	32,834	5,217
2015	13,058	2,075
2016 and thereafter	—	—
	372,564	59,195

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Litigation, claims and assessments

1Verge Information is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2011. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others.  Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results. 1Verge Information has accrued RMB1,812 (US$288) in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2011 and the cumulative loss incurred from claims was RMB3,633 (US$577) for the year ended December 31, 2011. Although the results of unsettled litigation and claims cannot be predicted with certainty, the Company does not believe that, as of December 31, 2011, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2011, but related to cases arising on or before December 31, 2011. The Company is in the process of the appealing certain judgments for which loss has been accrued. However, the ultimate outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

13. WARRANT LIABILITY

The warrants issued in relation to the long-term debt (Note 8) have been classified as a current liability from the issuance date under ASC subtopic 480, Distinguishing Liabilities from Equity: Overall, as holders are entitled to exercise them into Series C Preferred Shares, Series E Preferred Shares and Series F Preferred Shares at US$0.081128308, US$0.190850707, and US$0.49768225, respectively, which are contingently redeemable upon a deemed liquidation event. Losses of RMB2,313 and RMB44,268 from the change in fair market value of the warrants were recognized in the consolidated statements of operations during the years ended December 31, 2009 and 2010, respectively.

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

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On November 4, 2005, the Company issued the first batch of 60,000,000 Series A convertible redeemable preferred shares with a conversion price of US$0.05 per share to third-party investors (“Series A Investors”) in exchange for total consideration of US$3,000. Simultaneous with the Company’s issuance of Series A preferred shares, the Company issued call options to the Series A Investors which allowed each Series A Investors to purchase additional Series A convertible redeemable preferred shares with an aggregate exercise price of US$1,500 and the Company’s ordinary shares with an aggregate exercise price of US$1,500. In addition, the Series A Investors granted a put option to the Company which allowed the Company to request the Series A Investors to purchase additional Series A convertible redeemable preferred shares with an aggregate exercise price of US$1,500. On January 18, 2007, the Company issued an additional 22,500,000 Series A Preferred Shares at nil consideration. Concurrently, the Company and the Series A Investors also agreed to cancel the put and call options and effectively adjusted the conversion for all Series A convertible redeemable preferred shares to US$0.03636 per share.

On January 18, 2007, the Company issued 165,825,000 Series B convertible redeemable preferred shares with a conversion price of US$0.03636 per share to third-party investors in exchange for total consideration of US$6,030. Simultaneously with the Company’s issuance of Series B preferred shares, the Company granted a contingent purchase right to the investors of Series B Preferred Shares (“Series B Investors”) which allowed the Series B Investors to purchase additional Series B preferred shares. On July 27, 2007, the Company issued an additional 112,875,000 Series B convertible redeemable preferred shares for an aggregate purchase price of US$6,020 upon the exercise of the right.

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

Liquidation

In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event (e.g., change in control) as defined in the Preferred Shares agreements, each holder of Preferred Shares is entitled to receive, prior to and in preference to holders of ordinary shares, an amount equal to the original issuance price plus any declared and unpaid dividends. If at the time of any liquidation event, the liquidation proceeds are either greater or lesser than the entire assets and funds of the Company legally available for distribution amongst the holder of Preferred Shares and holders of ordinary shares, the assets and funds of the Company shall be distributed ratably amongst the holders of Preferred Shares first. After distribution in full to the holders of Preferred Shares, the remaining assets and funds of the Company available for distribution shall be distributed ratably amongst the holders of ordinary shares.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

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

c.     All of the Preferred Shares shall automatically be converted into ordinary shares at the then- effective conversion price of each issuance (i.e., conversion price as adjusted for any triggering event described in b. above) upon the closing of a Qualified Public Offering, as defined in the Preferred Shares agreements.

Redemption

There is no redemption term in the Preferred Shares, except all Preferred Shares are redeemable upon a liquidation event, which includes deemed liquidation events (e.g., change in control) as defined in the Preferred Shares agreement.

Accounting for the Convertible Redeemable Preferred Shares

The Preferred Shares have been classified as mezzanine equity as they are redeemable upon a liquidation event, including a deemed liquidation event (e.g., change in control) as noted above.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

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

Upon completion of the secondary offering in May 2011, 151,380,000 Class A ordinary shares were issued. In August and September 2011, total of 199,314 Class B ordinary shares were converted to Class A ordinary shares. As of December 31, 2011, there were 1,395,435,339 and 659,561,893 Class A and Class B ordinary shares outstanding, respectively.

16. ACCUMULATED DEFICIT AND STATUTORY RESERVE FUNDS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

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

In accordance with the China Company Laws, the Company’s VIEs must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The Company’s VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of the Company’s VIEs. However, as the VIEs have operated at a loss since inception, no appropriation has been made as of December 31, 2011.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

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

	December 31,
	2010	2011	2011
	RMB	RMB	US$
PRC statutory reserve funds	—	—	—
Unreserved accumulated losses	(699,540)	(871,644)	(138,490)
	(699,540)	(871,644)	(138,490)

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs in which the Company has no legal ownership, totaling RMB205,366 and RMB755,771 (US$120,080) as of December 31, 2010 and 2011, respectively. All the net assets of the Company’s VIEs are restricted due to the VIEs’unreserved accumulated losses.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

17. LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share.

	For the Years Ended December 31,
	2009	2010		2011
	Ordinary Shares	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	US$	RMB	US$
Loss per share — basic:
Numerator:
Allocation of undistributed losses	(182,286)	(35,973)	(168,711)	(115,135)	(18,293)	(56,969)	(9,052)
Denominator:
Weighted-average ordinary shares outstanding	365,432,916	81,958,983	384,381,558	1,333,230,326	1,333,230,326	659,693,189	659,693,189
Denominator used for loss per share	365,432,916	81,958,983	384,381,558	1,333,230,326	1,333,230,326	659,693,189	659,693,189
Loss per share — basic	(0.50)	(0.44)	(0.44)	(0.09)	(0.01)	(0.09)	(0.01)
Loss per share — diluted:
Numerator:
Allocation of undistributed losses for diluted computation	(182,286)	(35,973)	(168,711)	(115,135)	(18,293)	(56,969)	(9,052)
Reallocation of undistributed losses as a result of conversion of Class B to Class A shares	—	(168,711)	—	(56,969)	(9,052)	—	—
Allocation of undistributed losses	(182,286)	(204,684)	(168,711)	(172,104)	(27,345)	(56,969)	(9,052)
Denominator:
Weighted-average ordinary shares outstanding	365,432,916	81,958,983	384,381,558	1,333,230,326	1,333,230,326	659,693,189	659,693,189
Conversion of Class B to Class A ordinary shares	—	384,381,558	—	659,693,189	659,693,189	—	—
Denominator used for loss per share	365,432,916	466,340,541	384,381,558	1,992,923,515	1,992,923,515	659,693,189	659,693,189
Loss per share — diluted	(0.50)	(0.44)	(0.44)	(0.09)	(0.01)	(0.09)	(0.01)

The effects of stock options, convertible preferred shares, and warrants have been excluded from the computation of diluted loss per share for the years ended December 31, 2009 and 2010 as their effects would be anti-dilutive. The effects of stock options and nonvested restricted stock units have been excluded from the computation of diluted loss per share for the year ended December 31, 2011 as their effects would be anti-dilutive.

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

On February 21, 2009, the Company granted 200,000 stock options to an external consultant with an exercise price of US$0.143036134 per share. For this award, 100,000 shares vested on the grant date, and the remaining 100,000 shares vested on December 31, 2009, the performance completion date.

On November 10, 2010, the Company granted 2,000,000 stock options to an independent director with an exercise price of US$0.48 per share. For this award, one third of the option shares are subject to vesting each year over a three-year period commencing November 10, 2010.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In November 2010, the Company adopted the 2010 Share Incentive Plan (the “2010 Plan”) which was approved by the Board of Directors. The 2010 Plan permits the grant of options to purchase the Company’s Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the 2010 Plan. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2010 Plan is 100,000,000 shares. The award terms are generally granted at the fair market value of the ordinary shares at the date of grant and generally vest over a four-year schedule. The maximum term of any issued stock option is ten years from the grant date.

In accordance with ASC 718-10, all share-based payments to employees are measured in the consolidated financial statements based on their grant-date fair values. Compensation expense is recognized on a straight-line basis, net of estimated forfeitures over the requisite service period with a graded vesting schedule.

Stock options

The following table summarizes the stock option activity under the 2006 and 2010 Plans for the years ended December 31, 2009, 2010 and 2011:

Stock options	Number of shares	Weighted- average exercise price (US$)	Weighted- average grant-date fair value (US$)	Weighted- average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding, January 1, 2009	75,903,333	0.0510	0.0273
Granted	23,973,000	0.1430	0.0544
Exercised	(373,331)	0.0548	0.0341
Forfeited	(5,780,669)	0.1092	0.0470

Outstanding, December 31, 2009	93,722,333	0.0710	0.0330
Granted	52,245,600	0.3348	0.2139
Exercised	(223,706)	0.1095	0.0443
Forfeited	(6,501,658)	0.1804	0.0903

Outstanding, December 31, 2010	139,242,569	0.1648	0.0982
Granted	1,999,998	1.3928	0.7350
Exercised	(9,050,742)	0.0816	0.0407
Forfeited	(5,997,821)	0.2912	0.1642
Outstanding, December 31, 2011	126,194,004	0.1842	0.1093	6.74	87,663

Vested and expected to vest at December 31, 2011	122,900,523	0.1797		6.70	85,954

Exercisable at December 31, 2011	87,078,492	0.0993		6.02	67,167

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Based upon the Company’s historical and expected forfeitures for stock options granted, the Company estimated that its future forfeiture rate is 10% for employees and 0% for senior management.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary shares as of December 31, 2011 and the exercise price.

Total intrinsic value of options exercised as of December 31, 2009, 2010 and 2011 was US$43, US$411 and US$7,141, respectively.

Total fair value of options vested as of December 31, 2009, 2010 and 2011 was US$698, US$810 and US$3,249, respectively.

As of December 31, 2011, there was RMB47,478 (US$7,543) of unrecognized share-based compensation cost related to stock options, which are expected to be recognized over a weighted-average vesting period of 2.78 years. To the extent the actual forfeiture rate is different from the Company’s estimate, actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the stock options granted to employees. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair values of stock options granted during the years ended December 31, 2009, 2010 and 2011 were estimated using the following weighted-average assumptions:

	2009	2010	2011
Risk-free interest rate	3.26 to 3.98%	2.652 to 3.86%	2.23%
Dividend yield	—	—	—
Expected volatility range	65.40 to 66.40%	60.70 to 63.00%	55.80%
Sub-optimal early exercise factor	2 times	2 times	2 times

Non-vested restricted stock units

The fair value of each non-vested restricted stock unit is based on the fair market value of the underlying ordinary shares on the date of grant.

A summary of non-vested restricted stock unit activity under the 2010 Plan for the year ended December 31, 2011 is presented below:

Non-vested restricted stock units	Number of non-vested restricted stock units	Weighted average grant-date fair value (US$)
Non-vested, January 1, 2011	—	—
Granted	28,008,720	1.4294
Forfeited	(779,634)	1.5578
Vested	—	—
Non-vested, December 31, 2011	27,229,086	1.4258

As of December 31, 2011, there was RMB217,355 (US$34,534) of unrecognized share-based compensation cost related to restricted stock units, which are expected to be recognized over a weighted-average vesting period of 3.54 years. To the extent the actual forfeiture rates are different from the Company’s estimates, actual share-based compensation related to these awards may be different from the expectation.

Total compensation cost recognized for the years ended December 31, 2009, 2010 and 2011 are as follows:

	For the years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cost of revenues	283	918	3,894	619
Product development	1,657	3,049	12,233	1,944
Sales and marketing	1,690	5,954	14,196	2,255
General and administrative	935	2,069	17,171	2,728
Total	4,565	11,990	47,494	7,546

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

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

ASC 820-10, Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

The preferred share warrants are measured at fair value, and are classified as Level 3 by using the income approach. Total losses of fair value changes of warrant liability recognized for the years ended December 31, 2009, 2010 and 2011 were RMB2,313 and, RMB44,268 and nil, respectively.

20. RELATED PARTY TRANSACTIONS

Starting in the year ended December 31, 2010, the Company entered into copyright license agreements with Trade Lead Investment Ltd. (“Trade Lead”), an entity related via the shareholdings of a principal shareholder of the Company, Chengwei Partners, L.P., Chengwei Ventures Evergreen Fund, L.P and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds, who is also a principal shareholder of Trade Lead. For the years ended December 31, 2010 and 2011, the Company paid RMB17,092 and RMB114,511 (US$18,194), respectively, to Trade Lead to license copyrights. In addition, the Company also entered into sublicensing agreements with Trade Lead and recognized sublicensing revenues of RMB5,594 and RMB768 (US$122) in “net revenues” included in the consolidated statement of operations.

In September 2011, the Company acquired a 5% equity interest in Trade Lead for RMB1,707 (US$271) in cash, previously held on deposit by Trade Lead.

The balances between the Group and Trade Lead as of December 31, 2010 and 2011 are included in the consolidated balance sheets as “amounts due from related party” and “amounts due to related party”. The amounts due from related party mainly represent prepayments to the related party for purchase of licensed copyrights.

On January 6, 2012, the Company entered into a share purchase agreement to acquire the remaining 95% equity interest of Trade Lead. Please refer to Note 21 — Subsequent Events.

21. SUBSEQUENT EVENTS

1.               On January 6, 2012, the Company completed the acquisition of the remaining 95% equity interest in Trade Lead for a total purchase price of RMB112,936 (US$17,943), including cash consideration of RMB78,869 (US$12,531) and 6,202,179 Class A ordinary shares of the Company. The acquisition-date fair value of the 5% equity interest in Trade Lead held by the Company was RMB5,033 (US$800). In connection with the acquisition, the Company entered into a series of contractual arrangements to obtain control of Tianshi, a PRC domestic company owned by principal owners of Trade Lead. Tianshi is primarily engaged in the business of advertising agency, television production and cultural information consultation.

The preliminary estimated purchase price allocation is as follows:

Preliminary fair value (RMB)
Cash and cash equivalents	51,418
Total tangible assets acquired	98,675
Liabilities assumed	(104,040)
Deferred tax liabilities	(3,310)
Intangible assets	13,241
Goodwill	61,985
Purchase consideration	117,969

The preliminary allocation of the purchase price was based upon a preliminary valuation and the estimates and assumptions are subject to change. The primary areas of the preliminary purchase price allocation that are not yet finalized relate to the fair values of certain net assets and liabilities, intangible assets, income taxes and resulting goodwill.

2.    On March 11, 2012, the Company and Tudou Holdings Limited (NASDAQ: TUDO) (“Tudou”) signed a definitive agreement for Tudou to combine with Youku in a 100% stock-for-stock transaction. Under the terms of the agreement, each Class A ordinary share and Class B ordinary share of Tudou issued and outstanding immediately prior to the effective time of the merger will be cancelled in exchange for the right to receive 7.177 Class A ordinary shares of Youku, and each American depositary share of Tudou (“Tudou ADSs”), each of which represents four Tudou Class B ordinary shares, will be cancelled in exchange for the right to receive 1.595 American depositary shares of Youku (“Youku ADSs”), each of which represents 18 Youku Class A ordinary shares resulting in Youku and Tudou shareholders and ADS holders owning approximately 71.5% and 28.5% of the combined entity, respectively, immediately upon completion of the transaction. Upon completion, the combined entity will be named Youku Tudou Inc. Youku’s ADSs will continue to be listed on the NYSE under the symbol “YOKU”.

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Balance Sheets

		As of December 31,
	Notes	2010	2011	2011
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,538,344	1,925,447	305,923
Short-term investments		—	1,400,858	222,574
Intangible assets, net		2,191	6,654	1,057
Due from subsidiaries		329,685	407,362	64,723
Prepayments and other assets		15,331	3,901	620

Total current assets		1,885,551	3,744,222	594,897
Non-current assets:
Property and equipment, net		158	44	7
Intangible assets, net		10,599	10,841	1,722
Amounts due from related party		1,707	32,675	5,191
Investment in subsidiaries and related party		66,852	438,493	69,670

Total non-current assets		79,316	482,053	76,590

TOTAL ASSETS		1,964,867	4,226,275	671,487

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		1,616	3,102	493
Accrued expenses and other liabilities		11,128	1,419	224
Current portion of long-term debt	8	22,180	9,182	1,459

Total current liabilities		34,924	13,703	2,176
Non-current liabilities:
Long-term debt	8	18,455	7,382	1,173

Total non-current liabilities		18,455	7,382	1,173

Total liabilities		53,379	21,085	3,349

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 1,235,761,996 and 1,395,435,339 issued and outstanding as of December 31, 2010 and 2011, respectively)	15	82	93	15
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,761,207 and 659,561,893 issued and outstanding as of December 31, 2010 and 2011, respectively)	15	49	49	8
Additional paid-in capital		2,625,250	5,185,257	823,854
Accumulated other comprehensive loss		(14,353)	(108,565)	(17,249)
Accumulated deficit		(699,540)	(871,644)	(138,490)

Total shareholders’ equity		1,911,488	4,205,190	668,138

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,964,867	4,226,275	671,487

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Statements of Operations

		Years ended December 31
	Notes	2009	2010	2011	2011
		RMB	RMB	RMB	US$
Net revenues		9,578	—	—	—

Cost of revenues		—	(94)	(150)	(24)
Gross profit (loss)		9,578	(94)	(150)	(24)
Operating expenses:
Product development		(78)	(108)	(119)	(19)
Sales and marketing		—	(54)	(40)	(6)
General and administrative		(1,553)	(1,920)	(6,634)	(1,054)
Total operating expenses		(1,631)	(2,082)	(6,793)	(1,079)

Profit (loss) from operations		7,947	(2,176)	(6,943)	(1,103)
Interest income		2	8	19,970	3,173
Interest expenses	8	(6,835)	(7,440)	(6,825)	(1,084)
Equity in losses of subsidiaries		(181,087)	(150,808)	(181,749)	(28,877)
Others, net		—	—	3,443	546
Change in fair value of warrant liability	13	(2,313)	(44,268)	—	—
Loss before income taxes		(182,286)	(204,684)	(172,104)	(27,345)
Income taxes		—	—	—	—
Net loss		(182,286)	(204,684)	(172,104)	(27,345)

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Statements of Cash Flows

	Years ended December 31,
	2009	2010	2011	2011
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(182,286)	(204,684)	(172,104)	(27,345)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Equity in losses of subsidiaries	181,087	150,808	181,749	28,877
Amortization of long-term debt discounts	1,001	2,504	3,496	555
Other reconciling items	78	128	173	27
Change in fair value of warrant liability	2,313	44,268	—	—
Changes in operating assets and liabilities:
Prepayments and other assets	(66,629)	160	(7,258)	(1,151)
Accrued expenses and other liabilities	(60)	55	108	18
Net cash provided by (used in) operating activities:	(64,496)	(6,761)	6,164	981
Cash flows from investing activities:
Acquisition of property and equipment	(95)	(63)	—	—
Acquisition of intangible assets from related party	—	(8,704)	(32,675)	(5,192)
Acquisition of intangible assets	—	(3,262)	(12,909)	(2,051)
Equity investment	—	(138,031)	(494,281)	(78,533)
Deposit for acquisition of equity interests in related party	—	(1,707)	—	—
Proceeds from short-term investments	—	—	1,134,162	180,200
Purchase of short-term investments	—	—	(2,531,979)	(402,291)
Loan to subsidiary	—	(262,700)	(77,677)	(12,342)
Net cash (used in) investing activities	(95)	(414,467)	(2,015,359)	(320,209)

Cash flows from financing activities:
Proceeds from issuance of Series E Preferred Shares	273,413	—	—	—
Proceeds from issuance of Series F Preferred Shares	—	334,985	—	—
Exercise of employee stock options	139	165	4,647	738
Drawdown of long-term debt	8,589	33,875	—	—
Principal repayments on long-term debt	(21,548)	(26,620)	(27,107)	(4,307)
Payment of convertible redeemable preferred shares issuance costs	(428)	(13,259)	—	—
Proceeds from IPO and secondary offering, net of issuance costs	—	1,435,237	2,512,969	399,271
Debt commitment fee (paid) received	26	(136)	—	—
Net cash provided by financing activities	260,191	1,764,247	2,490,509	395,702
Effect of exchange rate changes on cash and cash equivalents	(47)	(11,094)	(94,211)	(14,969)
Net increase in cash and cash equivalents	195,553	1,331,925	387,103	61,505
Cash and cash equivalents at beginning of the year	10,866	206,419	1,538,344	244,418
Cash and cash equivalents at end of the year	206,419	1,538,344	1,925,447	305,923

YOUKU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011—continued

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