Form 20-F
period 2012-12-31
YOUKU TUDOU INC.
filed 2013-04-26
CIK 1442596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 001-34977

Youku Tudou Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

11/F, SinoSteel Plaza 8 Haidian Street, Haidian District Beijing 100080 The People’s Republic of China
(Address of principal executive offices)

Michael Ge Xu Youku Tudou Inc. 11/F, SinoSteel Plaza 8 Haidian Street, Haidian District Beijing 100080 Telephone: (8610) 5885-1881 Facsimile: (8610) 5970-8818
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

2,286,643,502 Class A ordinary shares and 659,561,893 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

•                  “we,” “us,” “our company,” “our,” and “Youku” refer to Youku Tudou Inc., its subsidiaries and consolidated affiliated entities;

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

•                  “Youku platform” refers to our Youku.com website, our Youku apps that are downloadable and accessible on mobile devices and all other software clients that we carry under the Youku brand name, together with the content, products and services we deliver and provide to our customers and advertisers through these channels; and

•                  “Tudou platform” refers to our Tudou.com website, our Tudou apps that are downloadable and accessible on mobile devices and all other software clients that we carry under the Tudou brand name, together with the content, products and services we deliver and provide to our customers and advertisers through these channels.

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

PART I.

ITEM 1.                                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                                KEY INFORMATION

A        Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the three years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Our selected consolidated statements of comprehensive loss data for the years ended December 31, 2008 and 2009 and our selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares, ADSs, per share and per ADS information)
Consolidated Statements of Comprehensive Loss Data:
Net revenues (1)	33,022	153,626	387,097	897,624	1,795,575	288,210
Cost of revenues (2)	(171,130)	(216,708)	(350,830)	(697,337)	(1,499,536)	(240,692)
Gross (loss) profit	(138,108)	(63,082)	36,267	200,287	296,039	47,518
Operating expenses (2) :
Sales and marketing	(35,086)	(72,746)	(130,238)	(230,475)	(363,707)	(58,378)
Product development	(15,398)	(20,908)	(31,287)	(72,573)	(172,885)	(27,750)
General and administrative	(14,367)	(18,523)	(28,957)	(80,529)	(238,112)	(38,220)
Total operating expenses	(64,851)	(112,177)	(190,482)	(383,577)	(774,704)	(124,348)
Loss from operations	(202,959)	(175,259)	(154,215)	(183,290)	(478,665)	(76,830)
Interest income	5,384	2,054	1,170	23,693	45,478	7,299
Interest expense	(4,240)	(6,835)	(7,440)	(6,825)	(3,989)	(640)
Amortization of debt issuance costs	(2,380)	—	—	—	—	—
Change in fair value of derivative financial liabilities and warrant liability	(264)	(2,313)	(44,268)	—	—	—
Other income (loss), net	(1)	67	69	(5,682)	9,757	1,566
Loss before income taxes	(204,460)	(182,286)	(204,684)	(172,104)	(427,419)	(68,605)
Income tax benefit	—	—	—	—	3,416	548
Net loss	(204,460)	(182,286)	(204,684)	(172,104)	(424,003)	(68,057)
Net loss per share:
Basic	(0.56)	(0.50)	(0.44)	(0.09)	(0.18)	(0.03)
Diluted	(0.56)	(0.50)	(0.44)	(0.09)	(0.18)	(0.03)
Net loss per ADS (3) :
Basic	(10.08)	(8.98)	(7.90)	(1.55)	(3.20)	(0.51)
Diluted	(10.08)	(8.98)	(7.90)	(1.55)	(3.20)	(0.51)
Shares used in computation, basic and diluted:	365,134,375	365,432,916	466,340,541	1,992,923,515	2,386,474,188	2,386,474,188
ADSs used in computation, basic and diluted:	20,285,243	20,301,829	25,907,808	110,717,973	132,581,899	132,581,899

(1)               Net revenues are presented net of commissions earned by third-party advertising agencies as set forth below:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	6,379	37,866	86,602	180,644	442,663	71,052

(2)               Including share-based compensation expenses as set forth below:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of Share-based Compensation Expenses
Cost of revenues	259	283	918	3,894	12,751	2,047
Sales and marketing	861	1,690	5,954	14,196	28,741	4,613
Product development	1,401	1,657	3,049	12,233	26,157	4,198
General and administrative	1,144	935	2,069	17,171	50,569	8,117

Total	3,665	4,565	11,990	47,494	118,218	18,975

(2)               Each ADS represents 18 Class A ordinary shares.

The following table presents a summary of our selected consolidated balance sheet data as of December 31, 2008, 2009, 2010, 2011 and 2012:

	As of December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	88,915	301,608	1,811,423	2,292,538	1,655,857	265,783
Restricted cash	—	—	—	—	9,003	1,445
Short-term investments	115,366	—	—	1,400,858	2,110,073	338,690
Total current assets	228,600	384,322	2,063,085	4,147,780	4,802,715	770,888
Total assets	291,746	441,741	2,190,168	4,675,558	10,793,074	1,732,408
Total current liabilities	60,159	132,479	260,225	462,999	1,192,275	191,373
Total liabilities	92,115	146,754	278,680	470,381	1,436,201	230,526
Convertible redeemable preferred shares	507,614	780,599	—	—	—	—
Total shareholders’ (deficit) equity	(307,983)	(485,612)	1,911,488	4,205,177	9,356,873	1,501,882

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 31, 2012. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 19, 2013, the noon buying rate was RMB6.1772 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. Dollar)
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
October	6.2372	6.2627	6.2877	6.2372
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April (through April 19)	6.1772	6.1927	6.2078	6.1720

Source: Federal Reserve Statistical Release

(1)	Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B	Capitalization and Indebtedness

Not Applicable.

C	Reasons for the Offer and Use of Proceeds

Not Applicable.

D	Risk Factors

Risks Related to Our Business and Industry

We have incurred net losses since our inception and may continue to incur losses in the future.

We incurred net losses since our inception, including net losses in the amount of RMB204.7 million, RMB172.1 million and RMB424.0 million (US$68.1 million) in 2010, 2011 and 2012, respectively, primarily due to significant bandwidth and content costs, and capital expenditures required to ramp up our business and operations. Our net losses increased from 2011 to 2012 primarily due to the increases in our sales and marketing efforts, content costs, bandwidth costs and consolidation of the incurred losses of Tudou after the completion of the combination between us and Tudou. See also “Item 4. Information on the Company—C. Organizational Structure.” Our ability to achieve profitability is affected by various factors, many of which are beyond our control. For example, our revenues and profitability depend on the continuous development of the online advertising industry in China and brand advertisers’ allocation of more budgets to online video websites. We cannot assure you that online advertising, as a relatively new marketing channel, will become more widely accepted in China or that the advertisers will increase their spending on online video websites. The procurement of bandwidth and content has historically accounted for the majority of our cost of revenues. Although we expect our bandwidth and content costs as a percentage of net revenues to decrease over time, we expect our bandwidth and content costs to increase on an absolute basis as traffic to our websites grow, the resolution of our videos increases and as we acquire more content to enrich user experience. If we cannot successfully offset our increased bandwidth and content costs with an increase in net revenues, our financial condition and results of operations could be materially and adversely affected. Therefore, although we expect our net loss to decrease as a percentage of our total net revenues in the foreseeable future, we may continue to incur net losses in the future due to our continued investments in bandwidth, content and technology. We may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner.

We generate substantially all of our revenues from online advertising. If we fail to retain existing advertisers or attract new advertisers to advertise on our websites or if we are unable to collect accounts receivable from the advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

We generate substantially all of our revenues from online advertising. We retain existing advertisers and attract new advertisers by maximizing return on their investment. On the one hand, we provide our advertisers with in-video advertisements and cost-effective advertising solutions. On the other hand, our large user traffic and desirable user demographic characteristics provide advertisers with a broad reach and optimal monetization results. For example, on our Youku platform, 63% of our brand advertisers in 2011 remained as our advertisers in 2012. However, we cannot assure you that we will continue to maintain similar retention rates in the future, attract new advertisers continuously or be able to retain our advertisers at all. If our advertisers determine that their expenditures on online video websites do not generate expected returns, they may allocate a portion or all of their advertising budgets to traditional advertising channels such as television, newspapers and magazines or new Internet channels such as e-commerce or social media websites, and reduce or discontinue business with us. Since most of our advertisers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us easily without incurring liabilities. Failure to retain existing advertisers or attract new advertisers to advertise on our websites may materially and adversely affect our business, financial condition, results of operations and prospects.

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

In addition, we do not have long-term cooperation agreements or exclusive arrangements with third-party advertising agencies and they may elect to direct business opportunities to other advertising service providers, including our competitors. If we fail to retain and enhance the business relationships with third-party advertising agencies, we may suffer from a loss of advertisers and our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Youku Tudou is a relatively young company facing risks and uncertainties, and our limited operating history makes it difficult to evaluate our business and prospects.

We launched our Youku.com website and online video services in December 2006 and have experienced rapid growth since then. As part of our strategic expansion plan, we completed the business combination in August 2012 with Tudou Holdings Limited, or Tudou, a leading Internet video company in China providing premium licensed content, user generated content and original in-house produced content, in a 100% stock-for-stock transaction. See also “Item 4. Information on the Company—C. Organizational Structure.” We expect our expansion trend to continue as we grow our user and customer bases and explore new market opportunities. However, due to our limited operating history, especially our limited history since the business combination with Tudou, our historical growth rate may not be indicative of our future performance. We cannot assure you that we will grow at the same rate as we have in the past. You should consider our prospects in light of the risks and uncertainties fast-growing companies with limited operating histories may encounter.

Our strategy to acquire or invest in complementary businesses and assets and establish strategic alliances involves significant risk and uncertainty that may prevent us from achieving our objectives and harm our financial condition and results of operations.

As part of our plan to expand our product and service offerings, we from time to time consider opportunities for strategic acquisitions or investments in complementary businesses and assets and strategic alliances. On August 23, 2012, we completed the business combination with Tudou in a 100% stock-for-stock transaction. Upon completion of the business combination, Tudou has become a wholly owned subsidiary of Youku Inc. and we then changed our name to Youku Tudou Inc. See also “Item 4. Information on the Company—C. Organizational Structure.”  As of the date of this annual report, we operate both the Youku platform and the Tudou platform. Our future strategic acquisitions and investments could subject us to uncertainties and risks, including:

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

Achieving the anticipated benefits of acquisitions or business combinations will depend in part upon our ability to integrate these businesses in an efficient and effective manner. The integration of companies that have previously operated independently, such as Tudou, may result in significant challenges in various respects, and we may be unable to accomplish the integration smoothly or successfully. In particular, the efficient coordination of similar organizations with differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration of acquired businesses has involved, and may continue to require, the dedication of significant management resources, which may temporarily distract our management’s attention from the day-to-day operations. In addition, the process of integrating operations may cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel from us or the acquired or combined businesses. Further, employee uncertainty and lack of focus during the integration process may disrupt our businesses or the acquired businesses. Our strategy is, in part, predicated on our ability to realize synergy and cost savings and to increase revenues through the acquisition of businesses that add to the breadth and depth of our products and services. Achieving the synergy, cost savings and revenue increases is dependent upon a number of factors, many of which are beyond our control. In particular, we may not be able to realize the benefits of more comprehensive content library, anticipated integration of sales forces, more rationalized bandwidth structure and systems integration.

We will incur integration costs in connection with the business combination with Tudou, which may have an adverse impact on our results of operations.

We have incurred, and expect to continue to incur, significant costs in connection with the business combination with Tudou. We may continue to incur integration costs arising out of this business combination. The synergies expected to arise from the business combination across a number of areas, including leveraging licensed content over a larger user base and realizing efficiencies in bandwidth management and other common expenses, may not be achieved in the near term or at all, and if achieved, may not be sufficient to offset the costs associated with the business combination. Unanticipated costs, or the failure to achieve such expected improvement, may have an adverse impact on our results of operations.

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

We operate in a capital intensive industry and require a significant amount of cash to fund our operations and content, technology and bandwidth acquisitions. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

The operation of an online video business requires significant capital expenditures as well as continuous, substantial investment in content, technology and infrastructure. Prior to our initial public offering in 2010, we financed our operations primarily through private placements of our preferred shares to investors, and to a lesser extent, debt financing and cash flows from operations. In May 2011, we completed a follow-on public offering of ADSs by us and certain of our pre-IPO investors. We believe the cash we received from the initial public offering, the follow-on offering and the anticipated cash flows from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. However, in order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We may obtain additional financing, including further equity offerings or debt financing in capital markets, to fund the operation and expansion of our online video business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including:

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

Videos and other content displayed on our websites may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.

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

In addition to professionally produced content, we allow our users to upload videos to our websites. Our users can upload all types of content including user-created and professionally produced content and can upload certain graphical files for limited purposes. Although we have adopted internal procedures to monitor the content displayed on our websites, due to the significant amount of content uploaded by our users, we may not be able to identify all the videos or other content that may violate relevant laws and regulations due to the large amount of content uploaded by our users every day. See “Item 4. Information on the Company—B. Business Overview—Content Monitoring and Copyright Protection” for more details relating to our content monitoring procedures. Failure to identify and prevent illegal or inappropriate content from being displayed on our websites may subject us to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could cause us to be held liable as a website operator. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Content Services” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Information Security.”

To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such content on our websites in the form of take-down orders or otherwise. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete certain content that the government deemed inappropriate or sensitive. The State Administration of Radio, Film and Television, or SARFT, publishes from time to time lists of content that is objectionable, and our contract employees who work on content screening continuously monitor user-uploaded content and remove those mentioned on the list. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our websites in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations. Although we have not been penalized for objectionable content in the past, in the event that the PRC regulatory authorities find the video content on our websites objectionable and impose penalties on us or take other administrative actions against us in the future, our business, results of operations and reputation may be materially and adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content uploaded by our increasing number of users.

In addition, we operate our websites through 1Verge Information Technology (Beijing) Co., Ltd., or 1Verge Information, and Quan Toodou Network Science and Technology Co., Ltd., or Quan Toodou, our consolidated affiliated entities, and our ability to comply with laws and regulations described above depends in large part on the experience and skills of, and our control over, the management of 1Verge Information and Quan Toodou. We rely on contractual arrangements with 1Verge Information and Quan Toodou and their shareholders to exercise control over the management and operations of 1Verge Information and Quan Toodou. These contractual arrangements may not be as effective as direct ownership in providing us with control over 1Verge Information and Quan Toodou. 1Verge Information, Quan Toodou and their shareholders may fail to take certain actions required for our business or follow our instructions to comply with the relevant PRC regulations despite their contractual obligations to do so. If we had direct ownership of 1Verge Information and Quan Toodou, we would be able to directly exercise our rights as a shareholder to effect changes in the board of directors of 1Verge Information and Quan Toodou, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

We have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on our websites or services we provide.

We have been involved in litigation based on allegations of infringement of third-party copyright and other rights, such as privacy and image rights, due to the content available on our websites. We were subject to a total of 256, 340 and 334 lawsuits in China for alleged copyright infringement in 2010, 2011 and 2012, respectively, in connection with our Youku platform. Approximately 82% of the lawsuits filed from 2010 through December 31, 2012 in connection with the Youku platform were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. Since our combination with Tudou, we assumed and were subject to a total of 48 lawsuits in China for alleged copyright infringement in 2012 in connection with the Tudou platform.  As of December 31, 2012, we accrued RMB5.6 million (US$0.9 million) in expenses and other liabilities related to cases arising on or before December 31, 2012 based on judgments by court and out-of-court settlements made after December 31, 2012. We have implemented internal procedures to review videos uploaded by our users and remove any infringing video promptly after we receive infringement notification from the legitimate rights owner claiming that their rights are infringed by a video on our website. See “Item 4. Information on the Company—B Business Overview—Content Monitoring and Copyright Protection” for more details relating to our content monitoring procedures. Due to the significant number of videos uploaded by users, we may not be able to identify all content that may infringe on third-party rights. Moreover, some rights owners may not send us a notice before bringing a lawsuit against us. Thus, our failure to identify unauthorized videos posted on our website has subjected us to, and may continue to subject us to, claims of infringement on third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC or its local branches for alleged copyright infringement.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the NYSE, the ability of users to access our videos in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, or the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our websites or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

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

In addition, we operate our websites through our consolidated affiliated entities, 1Verge Information and Quan Toodou, and our ability to comply with laws and regulations described above depends in large part on the experience and skills of, and our control over, the management of 1Verge Information and Quan Toodou. Our control over the management and operations of 1Verge Information and Quan Toodou through contractual arrangements may not be as effective as that through direct ownership. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could adversely affect our revenues and competitive position.

We believe that trademarks, trade secrets, copyright, and other intellectual property we use are important to our business. We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. Protection of intellectual property rights in China may not be as effective as in the United States or other jurisdictions, and as a result, we may not be able to adequately protect our intellectual property rights, which could adversely affect our revenues and competitive position. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our revenues and our reputation.

Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend intellectual property or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation could result in substantial costs and diversion of resources and management attention.

Advertisements shown on our websites may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor the advertising content shown on our websites to ensure that such content is true, accurate and in full compliance with applicable laws and regulations. In addition, where a special government review is required for specific types of advertisements prior to website posting, such as advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, we are obligated to confirm that such review has been performed and approval has been obtained from competent governmental authority, which is generally the local branch of the State Administration of Industry and Commerce, or SAIC. To fulfill these monitoring functions, we include clauses in all of our advertising contracts requiring that all advertising content provided by advertisers must comply with relevant laws and regulations. Under PRC law, advertising agencies are liable for all damages to us caused by their breach of such representations.  Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations, such as posting a pharmaceutical product advertisement without approval, or posting an advertisement for fake pharmaceutical product, PRC governmental authorities may force us to terminate our advertising operation or revoke our licenses.

A majority of the advertisements shown on our websites are provided to us by third-party advertising agencies on behalf of advertisers. While significant efforts have been made to ensure that the advertisements shown on our websites are in full compliance with applicable laws and regulations, we cannot assure you that all the content contained in such advertisements is true and accurate as required by the advertising laws and regulations, especially given the uncertainty in the application of these laws and regulations. Although we have not been subject to penalties or administrative sanctions in the past for the advertisements shown on our websites, if we are found to be in violation of applicable PRC advertising laws and regulations in the future, we may be subject to penalties and our reputation may be harmed, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

In addition, we operate our websites through our consolidated affiliated entities, 1Verge Information and Quan Toodou, and our ability to comply with laws and regulations described above depends in large part on the experience and skills of, and our control over, the management of 1Verge Information and Quan Toodou. Our control over the management and operations of 1Verge Information and Quan Toodou through contractual arrangements may not be as effective as that through direct ownership. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

Ineffective implementation of separation of our advertising sales and regulatory compliance functions may result in insufficient supervision over the content of advertisements shown on our websites and may subject us to penalties or administrative actions.

We keep our advertising sales function separate from our team in charge of government compliance to address the potential conflicts between our compliance with relevant PRC advertising laws and regulations and advertising business, where we derive substantially all of our revenues. Before a sale is confirmed and the relevant advertisements are publicly posted on our websites, our account execution personnel, which is a separate back-office team that does not interface directly with advertisers, are required to review all advertising materials, including video commercials, flashes and pictures, to ensure there is no racial, violent, pornographic or any other improper content. They will request the advertiser to provide proof of governmental approval if the advertisement is subject to special governmental review and such process is designed to enhance our regulatory compliance efforts. However, in the event that the separation of advertising sales and regulatory compliance functions is not effectively implemented, the content of our advertisements may not be in full compliance with applicable laws and regulations. Although we have not been subject to any penalties for the three years ended December 31, 2010, 2011 and 2012, and have not been subject to any administrative actions in the past for the advertisements shown on our websites, if we are found to be in violation of applicable laws and regulations in the future, we may be subject to penalties and our reputation may be harmed. This may have a material and adverse effect on our business, financial condition and results of operations.

Changes in government policies or regulations may have a material and adverse effect on our business, financial condition and results of operations.

Our online video business is subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the SARFT, Ministry of Culture, Ministry of Industry and Information Technology, or MIIT, the General Administration of Press and Publication, or GAPP, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the Internet industry, including the online video industry. Operators must obtain various government approvals and licenses, including an Internet content provider license, or ICP license, and an Internet audio/video program transmission license, prior to the commencement of online video operations. We have obtained the licenses and permits essential for our business operations. We have obtained the ICP license, the Internet audio/video program transmission license and a permit from the Beijing Drug Administration to post approved non-prescription drug advertisements on our websites. We are in the process of applying for the approval from the SCIO to publish news on our websites or disseminate news through the Internet. We currently operate a current events channel on our websites which includes audio/video content relating to current topics and social events. We have made oral inquiries with the SCIO, and were orally informed that such operations do not violate the regulations on Internet news publication. If the PRC government finds that we were operating without the proper licenses or approvals, promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of online video businesses and/or mobile and web-based subscription services that we plan to launch, the PRC government has the power to, among other things, levy fines, confiscate our income or the income of our affiliates, revoke our business licenses or the business licenses of our affiliates, and require us to discontinue or impose restrictions on the affected portion or our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

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

We rely on written representations from the content providers regarding the SARFT approval status of the content licensed to us. Under our content licensing agreements, the content providers generally represent and warrant that (i) the content they provide has legitimate copyright or authorization, and they are entitled to grant us the rights of communication through information networks; (ii) the content itself as well as the authorization or rights granted to us neither breach any applicable laws, regulations or public morals, nor impair any third party rights; and (iii) that they will indemnify us for any loss resulting from both the non-compliance of such content with the law and claims from third parties. However, we cannot guarantee that the remedies provided by these content providers, if any, will be sufficient to compensate us for potential regulatory sanctions imposed by SARFT due to violations of the approval and permit requirements. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video content on our websites or our reputation. In addition, such risks may persist due to ambiguities and uncertainties relating to the implementation and enforcement of this notice.

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

We face significant competition, primarily from other online video websites in China, such as iQiyi.com, as well as from major Chinese Internet portals which provide online video products, such as SINA, Tencent and Sohu. We compete for both users and advertisers. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and, in turn, may be able to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. Although in August 2012, we completed the business combination with Tudou, who used to be our competitor, we expect the competition with the other competitors to continue. In addition, certain online video websites may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their websites for any such infringing content. As a result, we may be placed at a disadvantage to some of these websites that do not incur similar costs as we do with respect to content acquisition and content monitoring. If any of our competitors achieves greater market acceptance than we do or are able to offer more attractive online video content, our user traffic may decrease and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.

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

The success of our business depends on our ability to maintain and enhance our brands.

We believe that maintaining and enhancing our Youku 优酷 brand and土豆 brand is of significant importance to the success of our business. Our well-recognized brands are critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers. Since the online video market is highly competitive, maintaining and enhancing our brands depends largely on our ability to remain the market leader in China, which may be difficult and expensive.

As a company with a limited operating history, we have conducted, and may continue to conduct, various marketing and brand promotion activities, mainly through cooperation with our business partners. We cannot assure you, however, that these activities will be successful and achieve the brand promotion effects we expect. In addition, any negative publicity in relation to our services or products, regardless of its veracity, could harm our brand image and, in turn, result in a reduced number of users. If we fail to maintain and enhance our brands, or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be materially and adversely affected.

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

Other than the fees we pay to license content, we do not provide any additional compensation or benefits to professional content providers and their affiliates. In order to maintain good relationships with current licensors of professionally produced content to renew our current licenses and license new content from them, we need to continue to grow our platforms and content demand to strategically keep our status as an important customer of the major content licensors. Given that we operate in a rapidly evolving industry, we also need to continue to anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to cater to the needs and preferences of our users and, as a result, fail to deliver satisfactory user experience, we may suffer from reduced user traffic and our business and results of operations may be materially and adversely affected.

We operate in a rapidly evolving industry. If we fail to keep up with the technological developments and users’ changing requirements, our business, results of operations and prospects may be materially and adversely affected.

The online video industry is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from the technological developments. For example, the development of broadband enabled the enjoyment of high definition videos online. In addition, the number of people accessing the Internet via devices other than personal computers, including mobile phones and other hand-held devices, has increased in recent years. If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic, which may result in a reduced number of advertisers using our online advertising services. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We may not execute our business strategies successfully due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure to keep up with technological development may result in our products and services being less attractive, which, in turn, may materially and adversely affect our business, results of operations and prospects.

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

We have experienced rapid growth since we commenced our online video business in 2006. According to iResearch, the number of our monthly unique visitors from homes and offices was approximately 50 million in December 2007. In December 2012, our monthly unique visitors from homes and offices PC users amounted to approximately 260 million and 243 million for Youku platform and Tudou platform, respectively. In addition, the number of our employees grew rapidly from 100 as of December 31, 2007 to 2,104 (exclusive of our approximately 580 contract employees who work on content files screening, copyright checking, source file acquisition and editing and inclusive of 983 employees we retained from Tudou platform after the completion of our combination with Tudou) as of December 31, 2012.  To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with content providers, advertisers, advertising agencies and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

Disruption or failure of our systems could impair our users’ online video experience and adversely affect our reputation.

Our ability to provide users with a high-quality online video experience depends on the continuous and reliable operation of our systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our websites and decrease the overall effectiveness of our websites to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt our reputation and cause our users and advertisers to switch to our competitors’ websites. Our systems and proprietary content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our systems. We have experienced service interruptions for up to three hours in the past which typically were caused by (i) overload of our servers; (ii) unexpected overflow of user traffic; and/or (iii) service malfunction of the telecommunications operators, such as power outage of Internet data centers or network transmission congestion. We may continue to experience similar interruptions in the future despite our continuous efforts to improve our systems. Since we host our servers at third-party Internet data centers, any natural disaster or unexpected closure of Internet data centers operated by third-party providers may result in lengthy service interruptions.

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

The video programs, including advertising video programs, on our websites may contain programming errors that may only become apparent after their release. We receive user feedbacks in connection with programming errors affecting the user experience from time to time, and such errors may also come to our attention during our monitoring process. We generally have been able to resolve such programming errors in a timely manner. However, we cannot assure you that we will be able to detect and resolve all these programming errors effectively. Undetected audio or video programming errors or defects may adversely affect user experience and cause our advertisers to reduce their use of our services, any of which could materially and adversely affect our business and results of operations.

Our business is sensitive to global economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis since 2011 and the slowdown of the Chinese economy in 2012. It is unclear whether the European sovereign debt crisis will be contained and whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan and tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success depends on the continuous efforts and services of Mr. Victor Koo, our founder, chairman and chief executive officer, and other members of our experienced senior management team, including Mr. Dele Liu, our director and president, Mr. Michael Ge Xu, our chief financial officer and senior vice president, Mr. Leo Jian Yao, our chief technology officer, Mr. Frank Ming Wei, our senior vice president and president of Youku.com, Mr. Weidong Yang, our senior vice president and president of Tudou.com, Mr. Sunny Xiangyang Zhu, our chief content officer, Mr. Huilong Zhu, our senior vice president and Mr. Yawei Dong, our chief marketing officer. We have not experienced attrition of our senior management team since we were established. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our operations depend on the performance of the Internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our websites regularly serve a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our websites. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. If Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be harmed. Moreover, the agreements we have entered into with domestic telecommunications carriers to host our servers typically have terms of approximately one year and are renewable subject to early termination. If we are not able to renew such hosting services agreements with the telecommunications carriers when they expire and are not able to enter into agreements with alternative carriers at commercially reasonable terms or at all, the quality and stability of our services may be adversely affected.

We have granted, and may continue to grant, share-based awards to our personnel, employees and advisors, which may result in increased share-based compensation expenses.

We adopted a stock option scheme, or the Plan, on December 1, 2005, which was amended on March 26, 2007, June 20, 2008, December 16, 2009 and September 9, 2010. In November 2010, we adopted our 2010 Share Incentive Plan, or 2010 Plan, which was amended and restated on September 25, 2012, that permits the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units. As of March 31, 2013, options to purchase a total of 124,753,212 Class A ordinary shares and restricted share units to acquire a total of 34,551,414 Class A ordinary shares were outstanding under both of our employee share incentive plans. See “Item 6. Director, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan” for detailed discussion. For the years ended December 31, 2010, 2011 and 2012, we recorded RMB12.0 million, RMB47.5 million and RMB118.2 million (US$19.0 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which may cause our investors to lose confidence in our company, and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws.  Among other things, the Securities Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, adopted rules requiring every public company, including us, to include a report from management on the effectiveness of its internal control over financial reporting in its second annual report on Form 20-F. In addition, beginning at the same time, an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. We began to be subject to these requirements since the annual report for the fiscal year ending December 31, 2011.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2012. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2012.  Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting as well as our independent registered public accounting firm’s attestation did not include an evaluation of internal controls of Tudou as of December 31, 2012. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of online video and online advertising services. Specifically, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiaries, 1Verge Internet Technology (Beijing) Co., Ltd., or 1Verge Internet, and Reshuffle Technology (Shanghai) Co., Ltd., or Reshuffle Technology and our significant consolidated affiliated entities in the PRC, namely, 1Verge Information, Quan Toodou and its wholly owned subsidiary, Quan Toodou Cultural Communication Co., Ltd., or Toodou Cultural, as well as Zhejiang Dongyang Tianshi Cultural Media Ltd., or Tianshi, and their respective shareholders. 1Verge Information, Quan Toodou and Toodou Cultural hold the licenses and permits necessary to conduct our online video, online advertising and related businesses in China. Our contractual arrangements with our consolidated affiliated entities and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see also “Item 4. Information on the Company—C. Organizational Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although in the opinion of our PRC counsel, TransAsia Lawyers, we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in online video and advertising businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective in providing us with control over the consolidated affiliated entities as direct ownership. From a legal perspective, if our consolidated affiliated entities, any of their subsidiaries or any of their respective shareholders fails to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which could be time consuming and costly. If we had direct equity ownership of our consolidated affiliated entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control. A lawsuit initiated prior to our business combination with Tudou by the ex-wife of Mr. Gary Wei Wang, the then founder, chairman and chief executive officer of Tudou and currently our incumbent director, seeking the division of 76% of the equity interest in Quan Toodou held by Mr. Wang based on marital asset distribution dispute, has been viewed as evidence of the ineffectiveness of Tudou’s control over Quan Toodou and its subsidiaries. Quan Toodou and its subsidiaries hold the licenses and permits necessary for Tudou’s operations in China and contributed substantially all of Tudou’s net revenues for the fiscal year ended December 31, 2011. The lawsuit was subsequently concluded through a settlement directed by the court in June 2011 and the court ruling reflected a settlement which is final and binding. Mr. Wang is no longer a shareholder of Quan Toodou, and we thus believe that the equity interests of Quan Toodou will not be subject to any court enforcement measures even in the event of Mr. Wang’s non-compliance with the settlement.

Our contractual arrangements generally have a term of ten years with an automatic extension of successive ten years, which is subject to the unilateral termination rights of our company and our wholly owned subsidiaries (namely, 1Verge Internet and/or Reshuffle Technology, as applicable). In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of our consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial ten-year term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities. We may replace the shareholders of our consolidated affiliated entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.” In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities and their subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our consolidated affiliated entities and their subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

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

Under the equity pledge agreements among 1Verge Internet and the respective shareholders of 1Verge Information and Tianshi, these shareholders pledged all of their equity interests in 1Verge Information and Tianshi to 1Verge Internet. Under the pledge agreement among Reshuffle Technology and the shareholders of Quan Toodou, the shareholdres of Quan Toodou pledged all of their equity interests in Quan Toodou to Reshuffle Technology. Our PRC counsel, TransAsia Lawyers, has advised us that the pledges in respect to 1Verge Information, Tianshi and Quan Toodou were duly created and effective given that such pledges have already been duly registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law. As a result, if any of 1Verge Information, Tianshi and Quan Toodou or any of their respective shareholders breaches its obligations under the contractual arrangements, we may be able to successfully enforce the pledges.

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

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among 1Verge Internet and/or Reshuffle Technology, our wholly owned subsidiaries in China, our consolidated affiliated entities in China and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose interest on late payments on our consolidated affiliated entities for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly or if they are required to pay interest on late payments.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

Ms. Qiong Qin, Mr. Dele Liu, and Mr. Zhou Yu are shareholders of our significant consolidated affiliated entities, namely, 1Verge Information and Quan Toodou. Ms. Qin is the wife of our founder and chief executive officer, and she does not have any equity interest or management position at our company. Mr. Liu is our director and president. Mr. Yu is our senior vice president and chief strategy officer of tudou.com. We provide no incentives to Ms. Qin, Mr. Liu or Mr. Yu for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of our consolidated affiliated entities. We may replace Ms. Qin, Mr. Liu and Mr. Yu as the shareholders of our consolidated affiliated entities at any time pursuant to the equity option agreements. As a director and executive officer of our company, Mr. Liu has a duty of loyalty and care to us under Cayman Islands law. In addition, each of Ms. Qin and Mr. Liu, as a shareholder of 1Verge Information, has executed an irrevocable power of attorney to appoint a person to be designated by 1Verge Internet in writing who is approved by us as their attorney-in-fact to vote on her/his behalf and exercise the full voting rights as the shareholder of 1Verge Information. Each of Ms. Qin, Mr. Liu and Mr. Yu , as a shareholder of Quan Toodou, has executed a power of attorney to appoint a person to be designated by Reshuffle Tehnology in writing who is approved by us as their attorney-in-fact to vote on their behalf on all Quan Toodou matters requiring shareholder approval. In addition, 1Verge Internet and Reshuffle Technology each passed a shareholders’ resolution indicating that all activities related to the powers and rights assigned pursuant to the power of attorneys for 1Verge Information and Quan Toodou, respectively, shall be exercised at the direction and approval of the Company and the resolutions are effective for the same term as the power of attorneys. However, we cannot assure you that when conflicts arise, Ms. Qin, Mr. Liu, and Mr. Yu will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Ms. Qin, Mr. Liu, and Mr. Yu, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings. We have entered into a capital increase agreement with the current shareholders of Tianshi, and are in the process of completing the registration of the capital increase of Tianshi from RMB3 million to RMB10 million. After that, 1Verge Information will hold 70% of the equity interest of Tianshi, and the current shareholders, Ms. Wen Lu and Ms. Qiong Hu will jointly hold the remaining 30% equity interest. Prior to the completion of the registration of the capital increase of Tianshi, Ms. Lu and Ms. Hu are the registered shareholders of Tianshi and they currently serve as our employees. Each of Ms. Lu and Ms. Hu has executed an irrevocable power of attorney to appoint a person to be designated by 1Verge Internet in writing who is approved by us as their attorney-in-fact to vote on their behalf and exercise the full voting rights as the shareholder of Tianshi.  In addition, 1Verge Internet passed a shareholders’ resolution indicating that all activities related to the powers and rights assigned pursuant to the power of attorneys for Tianshi shall be exercised at the direction and approval of the Company and the resolutions are effective for the same term as the power of attorneys. We cannot assure you that if conflicts arise, Ms. Wen Lu and Ms. Qiong Hu will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Ms. Lu and Ms. Hu, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. The outcome of any such legal proceedings is uncertain.

We may need to rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may need to rely principally on dividends and other distributions on equity paid by two of our wholly owned PRC subsidiaries, 1Verge Internet and Reshuffle Technology, and our wholly owned Hong Kong subsidiary, Jet Brilliant, which is the direct holding company of Jet Brilliant Beijing, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of these wholly owned subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that any of our wholly owned PRC subsidiaries currently has in place with our consolidated affiliated entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2012, the registered capital of 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing was US$171.9 million, RMB442.0 million (US$70.9 million) and RMB1.0 million (US$0.2 million), respectively. 1Verge Internet has incurred losses of RMB349.1 million (US$56.0 million) from incorporation to December 31, 2012, Reshuffle Technology has incurred losses of RMB426.5 million (US$68.5 million) from incorporation to December 31, 2012, and Jet Brilliant Beijing has incurred losses of RMB0.4 million (US$0.1 million) from incorporation to December 31, 2012. As they have not made any profits to date, they have not been subject to the statutory reserve fund requirements and have not set aside any money to fund the statutory reserve funds or staff welfare and bonus funds. Our PRC subsidiaries have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2012, our PRC subsidiaries had accumulated deficits of RMB1,284.9 million (US$206.2 million) in accordance with PRC accounting standards and regulations. Substantially all of their revenues have been used to fund our business operations or expansion.

Any limitation on the ability of 1Verge Internet, Reshuffle Technology or Jet Brilliant Beijing to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

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

In August, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. On November 16, 2011, SAFE promulgated the Circular on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or Circular 45, in order to clarify the application of Circular 142. Under Circular 142 and Circular 45, the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC, unless it is provided for otherwise. In addition, SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 or Circular 45 could result in severe monetary or other penalties. We expect that if we convert the foreign-denominated currency into Renminbi pursuant to SAFE Circular 142 and Circular 45, our use of Renminbi funds will be for purposes within the approved business scope of our PRC subsidiaries. Such business scope includes “technical services,” which we believe permits our PRC subsidiaries to purchase or lease servers and other equipment for their own technical data and research and to provide operational support to our consolidated affiliated entities. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

We expect that the PRC regulations of loans and direct investment by offshore holding companies to PRC entities may continue to limit our use of the proceeds we received from the public offerings or from other financing sources. There are no costs associated with registering loans or capital contributions with relevant PRC governmental authorities, other than nominal processing charges. Under the relevant PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days. The actual time taken, however, may be longer due to administrative delays. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we receive from public offerings for our expansion and operations in China. If we fail to receive such registrations or approvals, our ability to use the proceeds of our public offerings and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and ability to fund and expand our business.

We may be unable to collect long-term loans extended to the shareholders of our consolidated affiliated entities.

As of December 31, 2012, we have made long-term interest-free loans in an aggregate principal amount of RMB100.1 million (US$16.1 million) to the shareholders of certain of our consolidated affiliated entities to enable them to fund the initial capitalization and the subsequent financial requirements of our consolidated affiliated entities. The initial term for such loans is ten or five years and will be automatically extended for successive ten- or five-year periods (as applicable) unless we give a three-month written notice prior to the expiration of the initial term. We may in the future make additional loans to the shareholders of our consolidated affiliated entities in China in connection with any increase in the capitalization or financial requirements of these entities to the extent necessary and permissible under applicable PRC laws and regulations. Our ability to collect these long-term loans will depend on the profitability and results of operations of these consolidated affiliated entities, which is uncertain.

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

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violations of applicable laws and regulations. Issues, risks and uncertainties relating to PRC regulation of the Internet business include, but are not limited to, the following:

•                  We only have contractual control over our websites. We do not own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including Internet content provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

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

In July 2006, the MIIT, the predecessor of which is the Ministry of Information Industry, issued the Notice of the Ministry of Information Industry on Strengthening Administration of Foreign Investment in Value-added Telecommunications Services. This notice prohibits domestic telecommunications services providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this notice, either the holder of a value-added telecommunications business operating license or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunications services. The notice also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Currently, all contracts with telecommunications carriers and other service providers to host the servers used in our business were entered into by 1Verge Information, our PRC consolidated affiliated entity, and such arrangements are in compliance with the notice. 1Verge Information also owns the related domain names and holds the value-added telecommunications business operating license and the ICP license necessary to conduct our operations in China, while the related trademarks are owned by 1Verge Internet, our wholly owned subsidiary. There remain significant uncertainties with respect to the procedural requirements involved in effecting the transfer of trademarks from 1Verge Internet to 1Verge Information. It is also unclear as to which, if not all, of the trademarks that 1Verge Internet owns will be subject to the transfer requirement under this notice. To our knowledge, in practice, the notice has not been enforced in respect of trademarks. We have not been required by the MIIT or its local branch to transfer the relevant trademarks held by 1Verge Internet to 1Verge Information. If the relevant government authority strictly enforces the notice, we will be required to transfer the related trademarks to 1Verge Information, which may be time consuming. If we fail to do so, the relevant governmental authority has the discretion to revoke the value-added telecommunications license held by 1Verge Information or impose other penalties, including fines.

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

A newly adopted PRC tax pilot program may have an adverse impact on our results of operations and financial condition.

The PRC government adopted a PRC tax pilot program, which is initially being implemented in Shanghai and has been extended to other cities. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111. These circulars became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, starting from January 1, 2012, companies classified by Shanghai’s local tax authorities as being engaged in certain services, including transportation services, research and development services, information technology services and advertising services, are required to pay value added tax , or VAT, at a rate ranging from 6% to 17% in lieu of business tax. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing, in 2012. The pilot program will also be expanded nationwide when conditions permit. Advertising services provided by our Shanghai and Beijing entities have been subject to a 6% VAT in lieu of business tax since January 1, 2012 and September 1, 2012, respectively. This program may negatively impact our results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again, though there have been periods when the U.S. dollar has appreciated against the Renminbi as well. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly owned PRC subsidiaries, 1Verge Internet and Reshuffle Technology, and our wholly owned Hong Kong subsidiary, Jet Brilliant, which is the direct holding company of Jet Brilliant Beijing, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends by our PRC subsidiaries to our company either directly or through Jet Brilliant and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With prior approval from SAFE, cash generated from the operations of our PRC subsidiaries and affiliated entities may be used to pay off debt in a currency other than the Renminbi owed by our subsidiaries and consolidated affiliated entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. If either or both of our consolidated affiliated entities liquidate, the proceeds from the liquidation of their assets may be used outside of the PRC or be given to investors who are not PRC nationals. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective in September 2006 and was amended in June 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in August 2008, were triggered. We believe that neither the acquisition of Trade Lead Investments Ltd., or Trade Lead, nor the business combination with Tudou met the explicit thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings. However, even for transactions that do not meet the explicit thresholds, MOFCOM has discretion to initiate an investigation, if it believes it has collected evidence showing that the business concentration caused by such combination results in, or is likely to result in, an elimination or restriction of competition. As a result, we cannot preclude the possibility that MOFCOM may conduct investigation on the two transactions, impose restrictive conditions or even unwind the transactions. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business and the business we acquired or combined are not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future.

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

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in SPVs will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV, and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at such PRC subsidiaries who are held directly liable for the violations may be subject to administrative sanctions. The shareholders of our consolidated affiliated entities, Ms. Qiong Qin, Mr. Dele Liu, Mr. Zhou Yu, Ms. Wen Lu and Ms. Qiong Hu, all of whom are PRC citizens, have not conducted any direct or indirect offshore investment activities or held any shares, directly or indirectly in any of our offshore entities other than those due to exercise of their share options. Therefore, these PRC resident shareholders are not required to file the registrations and amendments pursuant to SAFE Circular No. 75 and related rules. Mr. Victor Koo, our founder and chief executive officer, who is a permanent resident of Hong Kong, stays in mainland China for over 183 days per annum. However, as a result of our inquiries with the competent local branch of SAFE responsible for our PRC subsidiaries’ foreign exchange registrations, we were informed that, given the lack of any publicly-available implementing rules or official interpretations issued by the SAFE regarding the issue of whether the registration and amendment filing requirements under SAFE Circular No. 75 and related rules should apply to non-PRC citizens, Mr. Koo should not be deemed a PRC resident for these purposes, and any attempt to submit an application to such local SAFE branch with respect to Mr. Koo’s investment and shareholdings in our offshore SPV will not be officially accepted or examined. In addition, Ms. Qiong Qin should not be required to make an application with respect to Mr. Koo’s offshore SPV activities merely by virtue of being Mr. Koo’s wife.

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

The New EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15% subject to certain new qualification criteria. 1Verge Internet, our wholly owned subsidiary and 1Verge Information, our consolidated affiliated entity, were recognized by the Beijing Municipal Science and Technology Commission as a “high and new technology enterprise” on December 24, 2010 and April 27, 2006, respectively, and 1Verge Information was reaffirmed as such on December 14, 2009, and therefore was eligible for the reduced 15% enterprise income tax rate upon its filing with the relevant tax authority. 1Verge Internet is entitled to preferential tax rate of 15% for 2011 and 2012. The qualification as a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. 1Verge Information was not recognized as a “high and new technology enterprise” in the three-year review in 2012 and its applicable enterprise income tax rate increased to 25% in 2012, which could have a material adverse effect on our financial condition and results of operations.

Preferential tax treatment granted to our subsidiaries and consolidated affiliated entities by the local governmental authorities is subject to review and may be adjusted or revoked at any time. The discontinuation of any preferential tax treatments currently available to us and our wholly owned PRC subsidiary, 1Verge Internet, will cause our effective tax rate to increase, which could have a material adverse effect on our financial condition and results of operations. We cannot assure you that we will be able to maintain our current effective tax rate in the future.

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

We do not believe that either Youku Tudou Inc. or its Hong Kong, Cayman or BVI subsidiaries, including Jet Brilliant, Tudou Holdings Limited and StarCloud Media Co., Limited, meet all of the conditions above. Each of Youku Tudou Inc. and these offshore subsidiaries is a company incorporated outside the PRC. These entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with similar corporate structures ever having been deemed to be a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that neither Youku Tudou Inc. nor any of these offshore subsidiaries should be treated as a “resident enterprise” for PRC tax purposes if the criteria for a “de facto management body” as set forth in the SAT Circular 82 were deemed applicable to us. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC, against five accounting firms in China.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to provide audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. If the SEC eventually prevails in the proceedings, our independent registered public accounting firm and the other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies listed in the U.S. like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Exchange Act, which may ultimately result in our deregistration by the SEC and delisting from the NYSE.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently, investors may be deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and with applicable professional standards. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits.

Risks Related to Our ADSs

The market price for our ADSs has fluctuated and may be volatile.

The market price for our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on December 8, 2010, the trading price of our ADSs have ranged from US$13.76 to US$69.95 per ADS, and the last reported trading price on April 25, 2013 was US$18.82 per ADS.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors within and outside our control including, but not limited to, the following:

•                  regulatory developments affecting us, our advertisers or our industry;

•                  announcements of studies and reports relating to the quality and popularity of our services or those of our competitors;

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.  The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards Chinese companies listed in the United States in general, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Subject to certain exceptions, in respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to four votes per share. We issued Class A ordinary shares represented by ADSs in our initial public offering in December 2010 and the follow-on public offering in May 2011. Since our initial public offering in December 2010, (i) all ordinary shares previously held by 1Look Holdings Ltd., which is wholly owned by our founder, chairman and chief executive officer, Victor Koo, and its affiliates have been automatically re-designated as Class B ordinary shares on a 1-for-1 basis, (ii) all preferred shares previously held by Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. (formerly known as Chengwei Ventures Evergreen Fund, L.P.) and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds, and their affiliates have been automatically converted into Class B ordinary shares each on a 1-for-1 basis, and (iii) all preferred shares previously held by our shareholders other than Chengwei Funds or their affiliates have been automatically converted into Class A ordinary shares on a 1-for-1 basis. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers attached to these two classes, Victor Koo and Chengwei Funds beneficially own approximately 53.5% of the aggregate voting power of our company as of the date of this report and have considerable influence over matters requiring shareholder approval, subject to certain exceptions. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2012, we had 2,946,205,395 ordinary shares outstanding including 2,286,643,502 Class A ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act.

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

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2012 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

As of March 31, 2013, our directors, executive officers and principal shareholders beneficially own approximately 44.5% of our outstanding ordinary shares, representing 66.2% of our total voting power. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. A non-United States corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.   Although the application of these rules is unclear and therefore determinations are not free from doubt, based on the market price of our ADSs and ordinary shares and the composition of our income and assets for the taxable year ended December 31, 2012, we do not believe that we were a PFIC for that year.   However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination.

Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United Stated federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entities for United States federal income tax purposes, we would likely be treated as a PFIC. While we do not expect to be a PFIC for the current taxable year, fluctuations in the market price of our ADSs or ordinary shares or changes in the composition of our income and assets may cause us to be a PFIC for 2013 or subsequent taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the taxable year 2013 or any future taxable year.

If we were to be or become treated as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—Material United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we are so treated, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become treated as a PFIC. For more information see “Item 10. Additional Information—E. Taxation—Material United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “—Passive Foreign Investment Company Rules.”

ITEM 4.                                                INFORMATION ON THE COMPANY

A                        History and Development of the Company

Our Company

On September 20, 2005, our founder, Victor Wing Cheung Koo, incorporated 1Verge Inc. in the Cayman Islands. On November 14, 2005, we established our wholly owned subsidiary, 1Verge Internet Technology (Beijing) Co., Ltd., or 1Verge Internet, in Beijing, China. On June 20, 2008, we changed the company name from 1Verge Inc. to Youku.com Inc.  Since our inception, we have conducted the majority of our operations in China.

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

On March 11, 2012, we, Tudou, and Two Merger Sub Inc., or Merger Sub, a direct wholly owned subsidiary of ours, entered into an Agreement and Plan of Merger, or the Merger Agreement, for Tudou to combine with us in a 100% stock-for-stock transaction. Tudou was a leading Internet video company in China providing premium licensed content, user generated content and original in-house produced content. On August 23, 2012, we announced the completion of the merger between Tudou and Merger Sub pursuant to the Merger Agreement and the plan of merger. Each of Tudou’s Class A ordinary shares and Class B ordinary shares (not including Tudou Class B ordinary shares represented by Tudou ADSs) issued and outstanding immediately prior to the effective time of the merger has been cancelled in exchange for the right to receive 7.177 Class A ordinary shares of Youku, and each of Tudou’s ADSs representing four Tudou Class B ordinary shares has been surrendered in exchange for the right to receive 1.595 of our ADSs, each of which represents 18 of our Class A ordinary shares.  Trading of Tudou ADSs on the NASDAQ has been suspended beginning on August 24, 2012. On September 25, 2012, Tudou filed a Form 15 with the SEC and its reporting obligations under the Securities Exchange Act of 1934, as amended, has been terminated.

As a result of the merger, Tudou has become our wholly owned subsidiary and our corporate name has been changed from “Youku Inc.” to “Youku Tudou Inc.”

As of the date of this report, we mainly operated our business through the following principal subsidiaries:

•                  Jet Brilliant Limited, or Jet Brilliant, a company incorporated in Hong Kong;

•                  1Verge Internet Technology (Beijing) Co., Ltd., or 1Verge Internet, a company incorporated in the PRC;

•                  Beijing Jet Brilliant Advertising Co., Ltd., or Jet Brilliant Beijing, a company incorporated in the PRC;

•                  Youku Video (Xi’an) Media Technology Co., Ltd., a company incorporated in the PRC;

•                  StarCloud Media Co.,Limited, or StarCloud, a company incorporated in the British Virgin Islands;

•                  Trade Lead Investments Ltd., a company incorporated in the British Virgin Islands;

•                  Tudou Holdings Limited, a company incorporated in the Cayman Islands;

•                  Reshuffle Technology (Shanghai) Co., Ltd., or Reshuffle Technology, a company incorporated in the PRC; and

•                  Chuanxian Technology (Shanghai) Co., Ltd., a company incorporated in the PRC.

PRC laws and regulations currently limit foreign ownership of companies that provide value-added telecommunications services or that conduct online advertising business. To comply with these restrictions, we conduct our value-added telecommunications services and online video operations in China primarily through the following principal consolidated affiliated entities:

•                  1Verge Information Technology (Beijing) Co., Ltd., or 1Verge Information, which holds ICP license, internet audio/video program transmission license and value-added telecommunications business license that permit us to conduct online video services, online advertising businesses and value-added telecommunication services in China on Youku platform;

•                  Quan Toodou Network Science and Technology Co., Ltd., or Quan Toodou, which holds value-added telecommunications business license that permits us to conduct value-added telecommunication services in China on Tudou platform;

•                  Quan Toodou Cultural Communication Co., Ltd., or Toodou Cultural, a wholly owned subsidiary of Quan Toodou, which holds ICP license and internet audio/video program transmission license that permit us to conduct online video services and online advertising businesses in China on Tudou platform; and

•                  Zhejiang Dongyang Tianshi Media Ltd., or Tianshi, which holds radio, film and television production business licenses and primarily engages in the business of advertising agency, television production and cultural information consultation.

See Item 4.C, “Organizational Structure” for tables setting forth our principal subsidiaries and consolidated affiliated entities as of the date of this annual report .

Our principal executive offices are located at 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing, 100080, the People’s Republic of China. Our telephone number at this address is +86 (10) 5885-1881. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our telephone number at this address is +1 (345) 949-4900.  Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B                        Business Overview

Overview

We are China’s leading Internet television company. Our Youku and Tudou platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. We believe our continuous focus on offering a superior user experience has enabled us to become the largest Internet television company in China and elevated the awareness of our Youku 优酷brand, which stands for “what’s best and what’s cool” in Chinese, and Tudou土豆brand.  According to iResearch, our monthly unique visitors from homes and offices PC users amounted to approximately 260 million and 243 million for Youku platform and Tudou platform, respectively, in December 2012.

Our mission is to become the primary source of video content for the Chinese population across any Internet-enabled device. Through our Youku and Tudou platforms, we have built an extensive and comprehensive online video content library. The majority of the videos accessible on our two platforms are professionally produced content, such as television serial dramas, movies, variety shows, current events reports and music videos. The remaining content is comprised of user-generated content and in-house productions. We license professionally produced video content typically at fixed rates for a specified term. The terms of our licenses vary depending on the type of content and producer, though the terms for television serial dramas and movies typically range from six months to ten years. We generally renew our licenses when they expire. As of December 31, 2012, our video content library contained more than 4,500 movie titles, 2,700 television serial drama titles and over 900 variety shows.

Leveraging our proprietary CDN comprised of over 16,000 servers as of December 31, 2012, we provide fast streaming and upload speed. As a result, our Internet television platforms attract a nationwide audience, the majority of which resides in China’s more affluent urban areas.

We currently derive substantially all of our revenues from online advertising services. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. We strive to promote a healthy advertising environment on our websites to attract mainstream brand advertisers. We believe our differentiated sales proposition has contributed to the rapid increase in the number of international and domestic brand advertisers, which increased from 423 in 2010 to 505 in 2011 and to 741 in 2012.

The desirable demographic characteristics of our large user base as well as our differentiated advertising solutions and environment are key factors driving the fast growth in our online advertising revenues. Mobile and web-based subscription services, which we formally launched in December 2010, are also increasingly contribute to our net revenues over time. As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies that purchase our advertising services and recognize revenues net of these commissions. Our net revenues increased from RMB387.1 million in 2010 to RMB897.6 million in 2011 and to RMB1,795.6 million (US$288.2 million) in 2012.

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

Our Users

Our extensive and comprehensive video content library and user-friendly online interface have enabled us to attract more monthly unique visitors than any other online video company in China. According to iResearch, our monthly unique visitors from homes and offices PC users amounted to approximately 260 million and 243 million for Youku platform and Tudou platform, respectively, in December 2012. A majority of these visitors reside in China’s more affluent urban areas. We do not purchase user traffic from third parties. A majority of user visits to our websites originate from direct navigation, with the remainder from organic search results or third-party website links connecting to us.

Products and Services for Users

Our Internet television platform is designed to enable our users to search, view and share online video content quickly and easily. We offer the following products and services through our Youku platform and Tudou platform to users.

Online Video Content

Through our Youku and Tudou platforms, we have built an extensive and comprehensive online video content library consisting primarily of professionally produced content including television programs and movies, and, to a lesser extent, user-generated content and in-house productions. We are currently focused on further expanding our collection of professionally produced content, particularly popular and in-season television serial dramas, movies and variety shows.

Professionally produced content. A majority of our user traffic on both Youku and Tudou platforms is attributable to professionally produced content primarily across the following five categories: television serial dramas; movies; current event reports; variety shows and music videos. As of December 31, 2012, we licensed more than 4,500 movie titles, 2,700 television serial drama titles and over 900 variety shows. The providers of professionally produced content in China are highly fragmented and primarily include media production companies, professional studios, copyright distributors, television stations and music companies. We have established long-term relationships with about 1,800 professional media content providers, either directly or through third-party copyright distributors. We seek to offer users a diverse collection of television serial dramas and other programs and movies. For example, we offered approximately 1,600, 640 and 280 episodes of television serial dramas produced in (i) mainland China, (ii) Hong Kong and Taiwan, and (iii) Korea, respectively, as of December 31, 2012. We set our content syndication milestones each year to expand our content library primarily based on our content budget and the development of bandwidth infrastructure in China, for example:

•                  In 2010, we started to license professionally produced content relating to sports, animations and international movies and television programs. For example, we licensed from China Network Television all of the soccer games of the 2010 FIFA World Cup and provide them on our website youku.com on demand;

•                  In 2011, we continued to license professionally produced premium content in each category; and

•                  In 2012, we further developed our international content, including TV serial dramas, variety shows and movies, and we substantially expanded our content library after our business combination with Tudou.

We license professionally produced video content typically at fixed rates for a specified term. Under our license agreements with our content providers, we usually pay for the license in advance or in installments for one of three types of licenses: (i) non-exclusive webcasting rights, (ii) non-exclusive webcasting rights with a guarantee that certain competitors will not receive the same license or (iii) exclusive webcasting rights. Content licensed on a non-exclusive basis may not be sub-licensed to third parties. For exclusive content, we sub-license the licensed content within its authorized scope to other video websites and receive sub-licensing fees from such websites. The terms of our licenses for professionally produced content vary depending on the type of content and products, however, the terms for movies and television serial dramas typically range from six months to ten years. We generally renew our licenses when they expire. Payments of licensing fees are generally made in installments before the commencement of license terms. In certain cases, we have the right of first refusal to purchase new content produced by the licensor.

Guided user-generated content. Our Youku and Tudou platforms allow Internet users to easily upload, watch and share user-generated video clips. As the slogan of our Tudou platform goes, “everyone is a director of life.” Video production processes have become easier and less expensive through using simple and affordable hardware such as digital camcorders and mobile devices with video cameras, and such content can come from a wide range of participants, from amateurs to professionals. We offer creative talents, particularly the younger Chinese generation, outlets for artistic expression outside traditional mainstream content formats such as television. We believe our guided user-generated content effectively promotes our brands and improves the quality of our content library.

Our Youku platform have supported the grassroots culture of user-generated content by launching two prominent and easy-to-use programs: Youku Paike ( 优酷拍客 ) and Youku Niuren ( 优酷牛人 ). Youku Paike was founded on the basis of “looking around and sharing what you see with the world.” Participants in Youku Paike use easily-accessible video recording devices, such as video cameras and mobile phones, to record exciting or current events and share them on our website youku.com. Youku Niuren, on the other hand, serves as a platform for our users to share videos recording ordinary people with unusual talents. We guide users to generate specific types of content by, among other things, sponsoring competitions based on certain themes, such as current events or timely topics. We grant daily awards to winners of the competitions. Some of these videos attract large audiences and are subsequently broadcast by major television stations. Since 2009, we have also hosted Youku Niuren galas in Beijing and Shanghai and granted awards to the most talented competitors.

One of the key content focus of our Tudou platform has been user-generated content, and our annual Tudou Video Festival is one of the most significant initiative promoted on our Tudou platform. In cooperation with China Film Group Corporation, one of the largest comprehensive film producers in China, the Tudou Video Festival was launched in 2008, and it soom become highly regarded by film industry participants including filmmakers, directors, actresses and actors. Most of the attendants were animators and amateur videographers from all around China, mostly in their mid-to-late-20s, who showcased their work. In cooperation with China Film Group Corporation, or CFGC, the largest movie studio in China, we launched our fifth annual Tudou Video Festival in March 2012. Approximately 1,300 participants were invited to attend the final award ceremony in Chengde in May 2012.  We believe that the annual Tudou Video Festival has now become a signature event in the online video industry in China.

To emphasize the social media aspects of online video and highlight the video blogging experience of our platform, we encourage people to participate in sharing user-generated videos by offering easy-to-use video upload tools, featuring high uploading speed and capacity. Both of our platforms allow users to upload videos larger than one gigabit on our websites with just a few clicks. As smartphones and other mobile Internet-enabled devices become more popular and the use of mobile Internet becomes more prevalent, we released mobile apps such as Youku Paike that support both iOS and Android systems. These mobile apps are designed to complement the feature set of our existing mobile clients with dedicated video shooting and uploading functions, and is integrated with the popular microblogging platforms in China.

In-house productions. As one of the few Internet television companies in China with a permit for radio and television program production and operation, we produce a wide spectrum of content, including sponsored web serial dramas, reality shows, interviews and variety shows. We focus on producing web serial dramas and variety shows for our young, educated and urban user base. Many of these programs are partially funded by proceeds from embedded product placements. We strive to make such product placements more effective by cooperating with reputable producers, directors and media organizations and creating storylines consistent with the brands’ or products’ marketing initiatives. Below is a summary of the key initiatives and achievements that have been made on our two platforms:

•                  In-house Productions on Youku Platform. On the Youku platform, we promote our in-house productions under the prominent brand Youku Originals (优酷出品). As of December 2012, Youku Original had released more than 20 productions, many of which won popularity and earned high rankings in our monthly “Top 20 Most-Viewed” list. Eleven of these productions were on Youku’s monthly “Top 10 Most-Viewed” rankings during the period in which they were released. In March 2012, we launched the year-long Youku Original “Beautiful 2012” campaign with the debut of four “micro movies” from awarding-winning Asian directors at the Hong Kong International Film Festival, or HKIFF. At Cannes Film Festival in May 2012, a “Beautiful 2012” series micro-movie entitled “Walker” was selected to screen on the closing night. Beyond the format of “micro movies”, we also launched variety original programming online talent show and talk show on the Youku platform. “Legendary Me,” an online music talent show we launched in 2012 to highlight and promote “grassroots talents” from the viewer base of Youku, attracted massive attention across the Chinese Internet. Another example is “Morning Call”, a hit talk show hosted by Xiaosong Gao, a famous musician and director in China. The show, in its first year, has contributed more than 100 million views from a high-income and well-educated segment of our viewers and now become one of the first Chinese web shows to be broadcasted on a national satellite channel.

•                  In-house Productions on Tudou Platform.  Tudou platform began developing original programming in 2009, and will continue to produce, distribute and monetize online video content developed in-house. In September 2011, Tudou entered into an agreement to license broadcasting rights for the self-produced webisode series Love Oh Dear I Do to Shenzhen Media Group and China Anhui TV Station. This marks the first time that an online video company in China has successfully sold broadcasting distribution rights for a self-produced webisode series to Chinese TV networks. Beginning in early March 2012, Love Oh Dear I Do is aired during prime time, simultaneously on Shenzhen Satellite TV and Anhui Satellite TV, as well as Tudou.com. In September 2012, we kicked off the 100-day “True Dou” differentiation campaign for Tudou, which is the first major campaign following our merger with the goal to further distinguish between the Youku and Tudou brands operated under our dual-platform strategy. Tudou platform also launched three new self-produced programs under its youth-focused Tudou Original brand. “Yif Magic,” premiered on Tudou platform in conjunction with the revamped website “Tudou Surfin” and “Tudou Groovin” series present regular video magazine-style updates on global pop music, celebrities, and the entertainment industry.

Online Video Search and Discovery

Utilizing our search technology and data processing infrastructure, users can find relevant video content and associated information on our websites quickly and easily. After entering a video search query in the fast-loading search box, users receive a list of search results comprised of thumbnail snapshots along with relevant information, such as a video’s title, release date, number of user comments, resolution and video play statistics. Depending on user preferences, search results can be ordered based on criteria such as “most recent,” “most played,” “most commented” and “most bookmarked by members,” and sorted by content category. In April 2010, we commenced beta testing of our video search engine Soku.com which grew its daily unique users to over 5.8 million in December 2012, according to iResearch. We officially launched Soku.com in May 2011. In addition to providing general access to our large video content library, our video search technology also enables other features such as advanced search. Advanced search allows users to tailor search queries and narrow results by specifying keyword phrases to be included or excluded, video categories in which to search, the location of keywords, or video play statistics.

We also provide products and services, such as interest-based video channels and popularity ranking indices, on both of our platforms, to facilitate navigation and content discovery on our websites. Our back-office content editors routinely organize our video content into interest-based channels, including Movies, Television Serial Dramas, Variety Shows, Automobiles, Music, Fashion and Style, Travel, Sports and Technology. Each of these channels is easily accessible from our homepage. If a user wants to watch a specific genre of videos, such as music, he or she can access such content through our “Music” channel. On the respective homepages of Youku.com and Tudou.com, we also promote popularity ranking indices, which rank videos based on their popularity or other specified statistics.

Youku Tudou Community

We provide online community services to facilitate user communication and interaction. Our online community features help enhance user loyalty and promote beneficial network effects. Specifically, we enable the following functionalities:

•                  Video Space. Users can create a personalized video-sharing space, and other users can begin to follow that personalized video-sharing space, effectively creating a personalized channel based on the Video Space curator’s preferences and track their videos viewing history. Users of our Video Space functionality can manage video uploading to their Video Space, their online friends list, visitor comments and online chats within their Video Space.

•                  Real Time Commenting. Users can comment on or rate videos by either clicking on “vote for” or “vote against” buttons or by posting comments below the video for other users to see. Comments made about a video, such as how many people voted for or against it, help other users make an informed decision on whether to watch the video.

•                  Tudou “Doupao”. Tudou viewers can make real-time feeds of video comments through pop-up bubbles on top of videos display rather than leaving comments at the bottom of the video page, or being diverted to microblogging services for discussion. “Doupao” integrates the conversation into the video viewing experience in a natural and transparent fashion.

•                  Strategic Cooperation with Social Network Platforms.  In order to expand our user base, we cooperate with well-known Chinese online community websites. Users of these websites may recommend to each other the video clips on our websites, which we believe helps enhance our user traffic. In April 2011, Tudou entered into a two-year exclusive cooperation with Renren.com, a major real name social network platform in China, to provide an audio-visual program uploading feature to all Renren.com users. Tudou’s backend platform will enable Renren.com users to upload videos onto Renren.com, and save and further edit these audio-visual programs on our backend platform and servers as an integrated feature. In February 2012, Tudou announced an enhanced video sharing platform for users of Sina Weibo of SINA Corporation, a NASDAQ listed company, to upload and share videos to and from the Tudou platform. The enhanced video sharing platform provides a highly integrated user experience for both Sina Weibo and our users.

Our Other Products and Services

We continuously develop and introduce new products and services to make our platforms more attractive to current and prospective users.  Notable platform extensions include:

•                  Youku Premium. In early 2010, we trial-launched subscription-based online video services on our Youku platform featuring advertisement-free premium content, such as high-definition movies and we charge a fee for these services. In June 2011, we officially launched our Youku Premium paid content platform after signing a digital distribution agreement with CAV Warner Home Entertainment Co., Ltd. Under the term of this three-year distribution agreement, we will add a total of 400 to 450 Warner Brothers new releases and catalog titles to our Youku Premium content library. In December 2011, we entered into new agreements with Twentieth Century Fox Home Entertainment under which we will license 250 titles of new releases and library films to be released on Youku Premium. Subsequently, we have entered into content licensing arrangements with major copyright owners and distributors such as m1905.com, a leading online movie site wholly owned by China Central Television, NBCUniversal International Television Distribution and Sony Pictures Television to significantly expand the volume of high-quality content available on Youku Premium. Since its beta launch in December 2010, Youku Premium has processed more than 4.5 million paid orders, which include both pay-per-view and subscription orders.

•                  Mobile Video Services. We provide free software clients on our websites, and on the websites of Apple’s App Store and Google’s Android Market, for our users to download and install on their mobile phones. We have also entered into agreements with China’s major mobile Internet providers on a non-exclusive basis to enable users to watch pay-per-view premium content on their mobile devices. We estimate that as of December 31, 2012, Youku software clients or widgets had been pre-installed on approximately 80 million Internet-enabled mobile phones.  As smartphones and other mobile Internet-enabled devices become more popular and the use of mobile Internet becomes more prevalent, we released mobile apps such as Youku and Tudou mobile app that support both iOS and Android systems. These mobile apps enable the users to search, browse and view content with dedicated video shooting and uploading functions, and are integrated with the popular microblogging platforms in China. Youku client for iOS operating system had been installed by an estimated 28 million users as of December 31, 2012, making it the most popular online video app in the Chinese iTunes app store. In September 2012, Apple’s OS X desktop operating system and iOS mobile operating system have integrated with services from Youku and Tudou to enable users to quickly and easily share videos to the web.

•                  P2P Downloadable Software Client “iKu”. Users can download these self-developed, proprietary softwares and install a Youku interface on their computer desktops, download or upload videos from or to our websites faster, and transcode videos into different formats, such as mp4 and 3gp, so that users can transfer the videos to portable devices and watch them anytime. In August 2011, we launched our updated desktop client iKu Mini together with the matching mobile app enabling users to watch high-quality professional content across multiple Internet-enabled devices.  The average number of daily online viewers from home and office who used our iKu software reached 8 million in December 2012, according to iResearch.

We also encourage our engineers to channel their enthusiasm for innovation into new tools and functions leveraging our Youku Labs and Tudou Creative programs. Among other things, we launched in 2011 Youku Classroom and Youku Music Box, both new web applications from Youku Labs.

Our Advertisers and Customers

We serve a broad base of advertisers consisting of leading international and domestic companies. The number of our brand advertisers increased significantly from 423 in 2010 to 505 in 2011 and to 741 in 2012. They operate in a variety of industries, including fast moving consumer goods, automobile manufacturing, financial services, telecommunications, information technology services, electronics and Internet services. A great majority of our advertisers purchase our online advertising services through third-party advertising agencies. We strive to create and maintain a healthy advertising environment on our website to attract mainstream brand advertisers in part by selectively screening advertisers. We have in the past turned down advertising business from advertisers perceived to lack positive brand recognition in order to avoid negative branding association for our mainstream brand advertisers.

Products and Services for Advertisers and Customers

We generate revenues primarily from online advertising services and, to a limited extent, subscription- or pay-per-view-based online video services. We focus on providing advertisers with cost-effective and targeted advertising solutions.

Online Advertising Services

Our online advertising services include in-video, display, sponsorship and other forms of advertisements. In-video advertisements appear at certain times during the playback of a video. These video advertisements can be pre-roll, post-roll, mid-roll or pause advertisements. Display advertisements can be delivered alongside a video and may take the form of graphical banners or text hyperlinks. Other forms of advertisements include product placements in our inhouse-produced web video series, sponsored live events or inhouse-produced viral videos.

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

Subscription-based Services on the Youku Platform and Other Services

In early 2010, we trial-launched subscription-based online video services on Youku platform, which enables users to watch advertisement-free premium content, such as high-definition movies. In June 2011, we officially launched our Youku Premium paid content platform after signing a digital distribution agreement with CAV Warner Home Entertainment Co., Ltd. Under the term of this three-year distribution agreement, we will add a total of 400 to 450 Warner Brothers new releases and catalog titles to our Youku Premium content library.  In December 2011, we entered into new agreements with Twentieth Century Fox Home Entertainment under which we would license 250 titles of new releases and library films, which would appear on Youku Premium. Subsequently, we have entered into content licensing arrangements with major copyright owners and distributors such as m1905.com, a leading online movie site wholly owned by China Central Television, NBCUniversal International Television Distribution and Sony Pictures Television to significantly expand the volume of high-quality content available on Youku Premium. Since its beta launch, Youku Premium has processed more than 4.5 million paid orders, which include both pay-per-view and subscription orders. By paying to watch live events or high-definition movies, some of our users have become our customers. Though traditional television-like video advertisements are specifically omitted from content that is part of our subscription-based services, advertisers may use other forms of advertising, such as product placements in a web drama produced by us, to reach potential customers. In addition, we are working with e-commerce companies such as Taobao to provide video demonstrations of merchandise for their premium retail members. These members can upload and manage videos from a client interface built into our e-commerce partners’ websites without logging into our websites. We share revenues with these partners for the service fees they charge their members. New advertising formats such as these will supplement our existing online advertising solutions.

In addition, we derive an increasing portion of our net revenues from sub-licensing certain content in which we license from content providers the exclusive rights for both self-use and sub-licensing. After our legal department confirms that the sub-licensing arrangement is authorized under the original licensing agreement, we sub-license the licensed content within its authorized scope to other video websites and receive sub-licensing fees from such websites.

Advertising Sales

We sell our advertising services primarily through third-party advertising agencies, including members of American Association of Advertising Agencies, or 4As, and leading Chinese advertising agencies. As a relatively young media company, we intend to strategically leverage advertising agencies’ existing long-term relationships and network resources to increase our sales and expand our customer base. Therefore, in order to establish long-term strategic cooperation with third-party advertising agencies, we typically enter into individual advertising agreements with such third-party advertising agencies for each advertiser. Depending on the type of advertiser and content, the duration of an advertising agreement typically ranges from one to three months. While all executed sales need to be confirmed by the end-advertiser, a great majority of our advertising sales agreements are executed with third-party advertising agencies that represent the end-advertisers. By adopting this dual-track sales model, we are able to maintain good relationships with both the end-advertisers and their advertising agencies that help identify and refer new advertisers to us. No customer accounted for more than 10% of our net revenues in 2012 and our top 5 customers accounted for approximately 30% of our net revenues in 2012.

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

We have built an experienced sales team consisting of salespeople with prior experience at Chinese Internet companies, television stations, members of 4As and domestic advertising agencies. As of December 31, 2012, we had approximately 518 sales representatives and supporting personnel in our Beijing, Shanghai and Guangzhou offices. Our sales force is organized by both region and industry and renders a spectrum of services. Our sales representatives are responsible for direct and channel sales, and our back-office sales support personnel focus on sales planning, creative productions, account administration and execution. Our sales force assists advertisers in structuring advertising campaigns by analyzing the advertisers’ target audiences and marketing objectives. We conduct market research, consumer surveys, demographic analysis and other advertising industry research to help our customers design effective advertising strategies. On our own initiative or at our customers’ request, we also purchase or commission studies or surveys containing relevant market data from third-party market research firms.

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

Marketing and Brand Promotion

We have built our brands with only modest marketing expenditures to date. Our user base has grown primarily through word-of-mouth. We focus on continuously improving the quality of our products and services as we believe satisfied users and customers are more likely to recommend our products and services to others. Our market position benefits significantly from our large user base and our strong brand recognition throughout China.

We have initiated various marketing activities to further promote our brand awareness among existing and potential users and customers. For example, we market our services through direct marketing, trade shows and other media events, which include:

•      Hosting or attending various public relations events, such as advertisement industry-related seminars and conferences, to promote our brand image and the value of online video advertising. For example, in July 2012, we hosted our annual Youku Niuren gala featuring grassroots talents who showcase their extraordinary talents on the Youku platform; In September 2012, we initiated the 100-day “True Dou” differentiation campaign for Tudou platform with the unveiling of a revamped site design and the introduction of new social features and original programming; and

•      Hosting regular workshops and annual sales roadshows for major advertising agencies and existing and potential customers, highlighting the advantages, flexibility and quality of our online video platform and services. For example, we hosted Youku Tudou Resources events in Beijing and Shanghai, respectively, to introduce the product and service offerings on our dual platforms to existing and prospective advertisers and related representatives.

In addition, we benefit from cross-promotional arrangements with third-party websites and television stations, under which we cooperate to help improve each other’s brand recognition. We also market our products and services by displaying our name and logo in Youku or Tudou media player screens when users embed or retwit our content in third-party websites.

Content Monitoring and Copyright Protection

We are committed to the protection of third-party copyrights. The online video industry in China suffers from copyright infringement issues and online content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. We have invested significantly in copyright protection technologies. For instance, we currently hire approximately 130 full-time and 580 contract employees to work on content files screening, copyright checking, source file acquisition and editing.  Content files uploaded by users on our websites are continuously reviewed by the contract employees who work on content screening and monitoring to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted. These contract employees are required to promptly remove any allegedly infringing content once we receive proper notification from the legitimate copyright owner. We provide training to these contract employees and supervise and monitor their work. After a user registers and before each upload, we require the user to click a check box to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, to guarantee that he or she is the copyright owner or has obtained all necessary consents and authorizations for such content and he or she is responsible for such content. Pursuant to the user agreement, each user agrees to indemnify us for all damages arising from third- party claims against us caused by violating or infringing content uploaded or linked by the user. If we find a user has violated the user agreement, applicable laws or regulations or other parties’ legal rights, we may terminate the user account and block the user’s future uploads without prior notice.

We implemented monitoring procedures to remove infringing content, and such procedures include: (i) technology screening, where a video fingerprint system we jointly developed with a U.S. software company compares newly uploaded videos with fingerprint trails of copyrighted videos in our system and screens out those that have piracy issues, a text filtering system screens content based on pre-set key words, and another filtering system automatically screens out pornographic and obscene content based on colors and images; (ii) manual review, where the content that passes the technology screening is reviewed by the content screening employees on a 24-hour, 7-day basis, and the flagged content identified by our technology is reviewed and confirmed that it can be released; and (iii) back-office professional supervision, where certain professional content providers who we granted access to our back-office database can directly flag the infringing content for removal. Other content on our websites are also monitored. For example, user-posted comments are typically screened by the text filtering system and are monitored by our screening team. Substantially all of the videos uploaded on our websites are manually screened by our contract employees. All of the other content, primarily consisting of comments posted by users, are first screened by our filtering systems and the content containing prohibitive words or images is manually screened by our contract employees.

Our engineers have made modifications to the video fingerprint system to make it more compatible with China’s online video environment. We own all the intellectual property rights associated with the video fingerprint system. We also use this system and hash algorithms to reduce the number of duplicate videos and maximize the use of our video storage space.

We have implemented several initiatives to further commit to copyright protection. We entered into an agreement with six major U.S. entertainment content providers regarding content protection and officially announced that we have agreed to support and adhere to the principles for user-generated content services (www.ugcprinciples.com). These principles call for cross-industry collaboration among rights holders and internet companies to achieve the mutually beneficial goals of encouraging innovation and empowering content creators, while at the same time respecting intellectual property rights. We are supporting and adhering to these principles by implementing additional copyright protection measures on our websites; in particular, we have upgraded our existing video fingerprint filtering system in March 2011 by introducing the VideoDNA Database developed by Vobile, a well-known international provider of fingerprinting technology, which allows real-time filtering and updating of our content library.

Competition

The online video industry in China is rapidly evolving and highly competitive. Our primary competitors include companies that operate online video websites in China and traditional advertising media. We compete with these entities for both users and advertisers primarily on the basis of user base and demographics, quality and quantity of video content, brand name and user experience. We compete with other online video providers in China, such as iQiyi.com, and large Chinese Internet portals that provide online video product, such as SINA, Tencent and Sohu. We also compete with traditional advertising media, such as television, radio, newspapers and magazines, and major out-of-home media, such as billboards, for advertisers’ advertising budgets. Large enterprises currently spend a relatively small percentage of their advertising budgets on online advertising as compared to the percentage they spend on traditional advertising media, but we expect the percentage spent on online advertising to increase in the future. Although in August 2012, we completed the business combination with Tudou, who used to be our competitor, we expect the competition with the other competitors to continue.

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

To comply with these PRC laws and regulations, 1Verge Information, as the ICP operator of our website youku.com, holds a value-added telecommunications business operating license and an ICP license; Quan Toodou holds a value-added telecommunications business operating license and Toodou Cultural, as the ICP operator of our website tudou.com, holds an ICP license.

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

To comply with these PRC laws and regulations, we have adopted internal procedures to monitor content displayed on our websites, including hiring a team of contract employees dedicated to screening and monitoring the content uploaded on our websites and removing inappropriate or infringing content. However, due to the large amount of user uploaded content in addition to professionally produced content, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. See “Risk Factors—Risks Related to Our Business and Industry—Videos and other content displayed on our websites may be found objectionable by PRC regulatory authorities and may subject us to penalties and other administrative actions.”

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, or its authorized local branches, and the relevant approval application process usually takes six to nine months. We are a Cayman Islands company which does not have required track record or experience in operating value-added telecommunications services, and therefore we have to reorganize our current organization and ownership structure if we intend to acquire any equity interest in 1Verge Information or Quan Toodou; and 1Verge Information’s, Quan Toodou’s and Toodou Cultural’s current effective permits and licenses including Internet audio/video program transmission license and Internet culture operation permit will also need to be revisited since they are not open to a foreign-invested telecommunications enterprise. We believe that it would be impracticable for us to acquire any equity interest in 1Verge Information or Quan Toodou without diverting management attention and resources. In addition, we believe that our contractual arrangements with 1Verge Information and Quan Toodou and their respective individual shareholders provide us with sufficient and effective control over 1Verge Information and Quan Toodou. Accordingly, we currently do not plan to acquire any equity interest in 1Verge Information and Quan Toodou.

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

To comply with these PRC regulations, we operate our website youku.com through 1Verge Information, our PRC consolidated affiliated entity. 1Verge Information is currently 20% owned by Qiong Qin and 80% owned by Dele Liu, both of whom are PRC citizens. 1Verge Information holds a value-added telecommunications business operating license and an ICP license. We operate our website tudou.com through Quan Toodou and Toodou Cultural, our PRC consolidated affiliated entities.  Quan Toodou is currently 66.7% owned by Qiong Qin, 18% by Zhou Yu and 15.3% owned by Dele Liu, all of whom are PRC citizens. Quan Toodou holds a value-added telecommunications business operating license, Toodou Cultural holds an ICP license. Due to the current uncertainties with respect to the procedural requirements of the notice, unless the relevant governmental authority expresses its intent to strictly enforce the notice with respect to trademarks, we currently do not plan to transfer any trademarks held by 1Verge Internet to 1Verge Information. See “Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies.”

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

To comply with these laws and regulations, 1Verge Information obtained an Internet audio/video program transmission license for our website youku.com on July 8, 2008, which was subsequently upgraded on September 30, 2009 and on December 15, 2010. The upgraded license is valid for three years from December 15, 2010 to December 15, 2013. Toodou Cultural holds an Internet audio/video program transmission license for our website tudou.com. This license is valid for three years from 15 December 2011 to 15 December 2014.

Under the Provisional Categories, the audio/video program transmission license for our website youku.com covers content that can be transmitted via the Internet and received by a computer in part of category II (compiling and broadcasting services for audiovisual programs of films, television serial dramas and animations and compiling and broadcasting services for audio/video programs of culture and art, entertainment and other specialized programs), and category III (re-broadcasting of Internet user uploaded audio/video programs services and aggregation of online audio/video content) and part of category IV (re-broadcasting of radio and television channel programs). The audio/video program transmission license for our website tudou.com covers content that can be transmitted via the Internet and received by a computer in part of category II (production of audio/video programs of culture and art, entertainment and other specialized programs, excluding interviews, compiling and broadcasting services for audio/video programs of films, television serial dramas and animations and compiling and broadcasting services for audio/video programs of culture and art, entertainment and other specialized programs), category III (re-broadcasting of Internet user uploaded audio/video programs services and aggregation of online audio/video content) and part of category IV (re-broadcasting of radio and television channel programs). 1Verge Information is also applying for qualifications relating to the use of its services by mobile devices. Currently we rely on our partnership with China’s major mobile Internet providers to provide pay-per-view premium content on mobile devices, in which case our mobile Internet provider partner holds the required mobile devices services license. Our application for mobile devices services qualification, if approved, would enable us to provide such services more independently in the future.

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

Currently we operate a current events channel on our website youku.com, which includes audio/video contents relating to current topics and social events. We have made oral inquiries with the SCIO and were orally informed that such operations do not violate the regulations on Internet news publication. 1Verge Information is in the process of applying for the Internet news publication permits. While the regulations on Internet news publication provide a 60-day period for application review, in practice the timing and issuance of final approval are at the sole discretion of the relevant government authority, which we are not in a position to comment or predict. The cost associated with this application is procedural fee and not material.

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

On May 1, 2009, the Ministry of Health promulgated the revised Internet Medical Information Measures, which became effective on July 1, 2009. The revised Internet Medical Information Measures require an ICP operator engaging in providing medical and health information to Internet users (which, among others, includes the provision of such information through the health channel on the operator’s website) to obtain a permit from the relevant provincial counterpart of the Ministry of Health. 1Verge Information obtained an approval from Beijing Municipal Health Bureau on February 25, 2009 for the provision of Internet medical care information services which remains valid under the revised measures. Tudou Culture obtained an approval from the Shanghai Municipal Health Bureau on April 1, 2012 for the provision of Internet medical care information services, which is valid until March 31, 2014.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the SAIC, although there is no PRC law or regulation at the national level that specifically regulates online advertising business. Prior to November 30, 2004, in order to conduct any advertisement business, an enterprise was required to hold an operating license for advertisement in addition to a relevant business license. On November 30, 2004, the SAIC issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, granting a general exemption to this requirement for most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations). Each of 1Verge Information, Quan Toodou and Tudou Culture has business scope that covers advertising related services, and qualifies for the exemption noted above.

Under the Rules for Administration of Foreign Invested Advertising Enterprises, which were jointly promulgated by the SAIC and the MOFCOM on March 2, 2004 and amended on August 22, 2008, certain foreign investors are permitted to hold direct equity interests in PRC advertising companies. A foreign investor in a Chinese advertising company is required to have previously had direct advertising operations as its main business outside of China for two years if the Chinese advertising company is a joint venture, or three years if the Chinese advertising company is a wholly owned foreign enterprise. In practice, the foreign investor is deemed compliant of the “main business” requirement if it derives more than 50% of its revenues from advertising business within the past two or three years, as applicable. Since we have not been involved in the advertising industry outside of China for the required number of years, we are not permitted to hold direct equity interests in PRC companies engaging in the advertising business. Therefore, we conduct our advertising business through our consolidated affiliated entities in China, 1Verge Information and Toodou Cultural. In April 2010, we acquired Jet Brilliant, a Hong Kong company which derived more than 50% of its revenues during the past three years of operation from its advertising business, and therefore satisfied the three years’ direct advertising operation requirement, and received the approval from the SAIC to establish Jet Brilliant Beijing on May 19, 2009 as its wholly owned advertisement enterprise. We conduct part of our advertising agency business through Jet Brilliant Beijing.

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

On July 8, 2004, the State Food and Drug Administration promulgated the Administration Measures on Internet Drug Information Services, which require that Internet operators providing drug information services shall be approved by the competent food and drug administration, and drug advertisements shall be examined and approved by the competent food and drug administration as well. 1Verge Information obtained a permit from the Beijing Drug Administration on October 25, 2010, with valid term of five years from October 25, 2010 to October 24, 2015. Toodou Cultural holds an Internet drug information service permit, which is valid until October 20, 2013.

Regulations on Internet Culture Activities

On February 17, 2011, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures. The Internet Culture Measures require ICP operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of Internet cultural products. We have hosted certain audio/video programs on the website www.youku.com operated by 1Verge Information. 1Verge Information holds an Internet culture business permit, which is valid until December 2014 . Toodou Cultural holds an Internet culture business permit, which is valid until March 2015.

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

On August 18, 2009, the Ministry of Culture promulgated the Notice on Strengthening and Improving the Content Review of Online Music. According to this notice, only “Internet culture operating entities” approved by the Ministry of Culture may engage in the production, release, dissemination (including providing direct links to music products) and importation of online music products. The content of online music shall be reviewed by or filed with the Ministry of Culture. Internet culture operating entities should establish a strict self-monitoring system of online music content and set up a special department in charge of such monitoring.

To comply with these laws and regulations, our content examination team reviews the music videos on our websites as well as certain other content.

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3 million. 1Verge Information holds a permit for radio and television program production and operation, with a permitted scope encompassing the production of animated programs, television entertainment and special features, which is valid until June 2014. Toodou Cultural holds a permit for radio and television program production and operation, with a permitted scope encompassing the production and distribution of radio and television programs, which is valid until March 2014. Tianshi holds a permit for radio and television program production and operation, with a permitted scope encompassing the production of animated programs, TV dramas, radio plays, television entertainment and special features, which is valid till April 2015.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. 1Verge Information and 1Verge Internet have obtained and maintain 29 software copyright registrations, while Reshuffle Technology and Quan Toodou have obtained and maintain 20 software copyright registrations.

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

To address issues related to the hearing of civil disputes concerning the infringement of the right of communication through information networks, the PRC Supreme People’s Court promulgated the Provisions on Several Issues Concerning Applicable Laws on Trial of Civil Disputes over Infringement of Information Network Transmission Right, or the Supreme Court Provisions, which took effect as of January 1, 2013. The Supreme Court Provisions provide more detailed guidance as to the circumstances in which the provision by network users or network service providers of others’ works, performances, and audio or video products without permission from the rights holders will constitute an infringement of information network transmission rights. The Supreme Court Provisions provide that internet service providers will be jointly liable if they assist in infringing activities, or fail to remove infringing content from their websites once they know of the infringement or receive notice from the rights holders. The Supreme Court Provisions also hold that where a network service provider obtains economic advantage directly from the works, performances, and audio or video recordings provided by the network service provider, it must “pay close attention” to any network user infringement on the network information transmission rights.

Trademark. The PRC Trademark Law, adopted in 1982 and revised respectively in 1993 and 2001, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. “优酷”, “iKu”, “youku.com 优酷”, “tudou” and  are registered trademarks in China. Furthermore, we have also applied to register additional trademarks, Youku Tudou group trademarks and logos, including but not limited to “i 酷 “ , “Soku” , “Youku Tudou” and “优酷土豆” with the Trademark Office.

Domain Name. In September 2002, China’s Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered youku.com, tudou.com and certain other domain names.

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

As each of 1Verge Information and Toodou Cultural is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, each of them has completed the mandatory security filing procedures with the local public security authorities, regularly updates its information security and content-filtering systems with newly issued content restrictions, and maintains records of users’ information as required by the relevant laws and regulations. Each of them has also taken measures to delete or remove links to content that, to its knowledge, contains information violating PRC laws and regulations. Substantially all of the videos uploaded on our websites are manually screened by contract employees dedicated to screening and monitoring the content uploaded on our websites and removing prohibited contents. All of the other contents, primarily consisting of comments posted by users, are first screened by our filtering systems and content containing prohibitive words or images is manually screened by our contract employees. We believe these measures make our websites duly monitored and, therefore, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our websites in the past. However, due to the significant amount of content uploaded on our websites by our users on a daily basis, if any prohibited content is publicly disseminated in the future, we will report to the relevant governmental authority. We believe these measures are generally in compliance with the relevant laws and regulations.

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

On December 28, 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information, or the Decision. Most requirements under the Decision that are relevant to ICP operators are consistent with the existing requirements under the MIIT Provisions as discussed above, although they are stricter and broader. Under the Decision, if an ICP operator wishes to collect or use personal electronic information, it must do so in a legal and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. ICP operators are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. ICP operators are further prohibited from divulging, distorting or destroying any such personal electronic information, or selling or providng such information to other parties. The Decision also requires that ICP operators providing information publishing services must collect from users their personal identification information for registration. In very broad terms, the Decision provides that violators may face warnings, fines, confiscation of illegal gains, license revocations, filling cancellations and website closures.

To comply with these laws and regulations, we have established information security systems to protect users’ privacy and have filed them with the MIIT or its local branch as required. However, due to the significant amount of content uploaded by users on a daily basis, we cannot ensure that no content uploaded by our users will infringe the privacy rights of any third party without receiving notice from such third party. See “Risk Factors—Risks Related to Our Business and Industry—We have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on our websites or services we provide.”

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

We have established seven branches, and have completed registering the branches at the competent local branches of the SAIC.

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

Our wholly owned subsidiary 1Verge Internet and our consolidated affiliated entity 1Verge Information were recognized by the provincial level Science and Technology Commission, Finance Bureau, and State and Local Tax Bureaus as “high and new technology enterprise” on December 24, 2010 and April 27, 2006, respectively, and 1Verge Information was reaffirmed as such on December 14, 2009, respectively. The qualification as a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. 1Verge Information was not recognized as “high and new technology enterprise” in its three-year review in 2012. Therefore, 1Verge Internet is entitled to the preferential enterprise income tax rate of 15% and the applicable enterprise income tax rate for 1Verge Information increased to 25%.  Similarly, we cannot assure you that 1Verge Internet can continue to be recognized as “high and new technology enterprise” or renew this qualification when the term expires, and thus continue to be entitled to the preferential enterprise income tax rate of 15% or any other preferential enterprise income tax treatment.

Uncertainties exist with respect to how the New EIT Law applies to our tax residency status. Under the New EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes, although the dividends paid to one resident enterprise from another may qualify as “tax-exempt income.” Though the implementation rules of the New EIT Law define “de facto management body” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise,” the only constructive guidance for this definition currently available is set forth in the SAT Circular 82 issued by the PRC State Administration of Taxation, which provides guidance on the determination of the tax residency status of Chinese-controlled offshore incorporated enterprises, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although we do not have a PRC enterprise or enterprise group as our primary controlling shareholder and are therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of the SAT Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in the SAT Circular 82 to evaluate the tax residency status of our legal entities organized outside the PRC.

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

We do not believe that either Youku Tudou Inc. or its Hong Kong, Cayman or BVI subsidiaries, including Jet Brilliant, Tudou and StarCloud, meet all of the conditions above. Each of Youku Tudou Inc. and these offshore subsidiaries is a company incorporated outside the PRC. These entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with similar corporate structures ever having been deemed to be a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that neither Youku Tudou Inc. nor any of these offshore subsidiaries should be treated as a “resident enterprise” for PRC tax purposes if the criteria for a “de facto management body” as set forth in the SAT Circular 82 were deemed applicable to us.  However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

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

PRC Value-added Tax (“VAT”) and Business Tax

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing, in 2012. Entities located in Shanghai and Beijing fall within the scope of the pilot program and have been recognized as the VAT general taxpayers since January 1, 2012 and September 1, 2012, respectively, the effective time of the pilot program in each of the regions.

Cultural Business Construction Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural business construction fee at the rate of 3% on the revenues (i) which are generated from providing advertising services and (ii) which are also subject to the business tax.

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

Dividends Withholding Tax

Under the Old EIT Law effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing, would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC and Hong Kong. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by 1Verge Internet, which is our PRC subsidiary directly held by our company, are subject to a withholding tax rate of 10%. Dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiary Jet Brilliant by Jet Brilliant Beijing, which is our PRC subsidiary directly held by our Hong Kong subsidiary, are subject to withholding tax at a rate of 5%, provided that: (a) our Hong Kong subsidiary is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law, “non-resident enterprise” being referred to as a company that has no establishment in China, or has establishment in China, but the dividend is not connected to the establishment; (b) our Hong Kong subsidiary is the beneficial owner of the PRC sourced income; and (c) our Hong Kong subsidiary holds at least 25% of the equity interest of Jet Brilliant Beijing. Jet Brilliant has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future, because Jet Brilliant Beijing paid nil dividends from April 27, 2010 to December 31, 2012  and does not plan to pay dividends in the future as it may continue to incur losses. However, the SAT promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. In addition, as described above, our company or our Hong Kong subsidiary may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from the relevant PRC subsidiary would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

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

On August 29, 2008, the SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or Circular 142. On November 16, 2011, SAFE promulgated the Circular on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control, or Circular 45, in order to clarify the application of Circular 142. Pursuant to Circular 142 and Circular 45, the Renminbi capital from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and cannot be used for domestic equity investment, unless it is otherwise provided for. Documents certifying the purposes of the settlement of foreign currency capital into Renminbi, including a business contract, must also be submitted for the settlement of the foreign currency. In addition, the SAFE strengthened its oversight of the flow and use of the Renminbi capital converted from foreign currency registered capital of a foreign-invested company. The use of such Renminbi capital may not be altered without the SAFE’s approval, and such Renminbi capital may not be used to repay Renminbi loans if such loans have not been used. Violations of the Circular 142 or Circular 45 could result in severe monetary fines or penalties. We expect that if we convert the net proceeds we received from our follow-on public offering in May 2011 or our initial public offering in December 2010 into Renminbi pursuant to SAFE Circular 142 and Circular 45, our use of Renminbi funds will be within the approved business scope of our PRC subsidiaries. Such business scope includes “technical services” which we believe permits our PRC subsidiaries to purchase or lease servers and other equipment and provide operational support to our consolidated affiliated entities. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

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

As of December 31, 2012, the registered capital of our wholly foreign-owned subsidiaries 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing was US$171.9 million, RMB442.0 million (US$70.9 million) and RMB1.0 million (US$0.2 million), respectively. 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing have not made any profits to date, and thus are not subject to the statutory reserve fund requirement. 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2012, our PRC subsidiaries had accumulated deficits of RMB1,284.9 million (US$206.2 million) in accordance with PRC accounting standards and regulations.

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

Our company has pledged all of its equity interest in 1Verge Internet to Venture Lending & Leasing IV, Inc., Venture Lending & Leasing V, Inc., and Venture Lending and Leasing VI, Inc. as security for one or more loan facilities in an aggregate principal amount not exceeding US$20 million for our equipment and capital financing, out of which US$14.8 million has been drawn down as of December 31, 2012. 1Verge Internet is in the process of applying for approval from the competent local branch of the MOFCOM.

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

C                      Organizational Structure

Corporate Structure

The following table sets out the details of our principal operating subsidiaries, consolidated affiliated entities and our ownership structure, as of the date of this annual report:

Name	Place of Formation	Relationship	Ownership Structure
1Verge Internet Technology (Beijing) Co., Ltd.	PRC	Wholly owned subsidiary	100% owned by Youku Tudou Inc.
Jet Brilliant Limited	Hong Kong	Wholly owned subsidiary	100% owned by Youku Tudou Inc.
Beiijng Jet Brilliant Advertising Co., Ltd.	PRC	Wholly owned subsidiary	100% owned by Jet Brilliant Limited
Youku Video (Xi’an) Media Technology Co., Ltd.	PRC	Wholly owned subsidiary	100% owned by Jet Brilliant Limited
Trade Lead Investments Ltd.	British Virgin Islands	Wholly owned subsidiary	100% owned by Youku Tudou Inc.
Tudou Holdings Limited	Cayman	Wholly owned subsidiary	100% owned by Youku Tudou Inc.
StarCloud Media Co., Limited	British Virgin Islands	Wholly owned subsidiary	100% owned by Tudou Holdings Limited
Reshuffle Technology (Shanghai) Co., Ltd.	PRC	Wholly owned subsidiary	100% indirectly owned by StarCloud Media Co., Limited
Chuanxian Technology (Shanghai) Co., Ltd.	PRC	Wholly owned subsidiary	100% indirectly owned by StarCloud Media Co., Limited
1Verge Information Technology (Beijing) Co., Ltd.	PRC	Consolidated affiliated entity	80% owned by by Mr. Dele Liu, our director and president, and 20% owned by Ms. Qiong Qin, the wife of our founder, Mr. Victor Koo
Zhejiang Dongyang Tianshi Media Ltd.	PRC	Consolidated affiliated entity	80% owned by Wen Lu and 20% owned by Qiong Hu, both of whom are our employees
Quan Toodou Network Science and Technology Co., Ltd.	PRC	Consolidated affiliated entity	66.7% owned by Ms. Qiong Qin, 15.3% owned by Mr. Dele Liu, and 18% owned by Mr. Zhou Yu, our senior vice president
Shanghai Quan Toodou Cultural Communication Co., Ltd.	PRC	Consolidated affiliated entity	100% owned subsidiary of Quan Toodou Network Science and Technology Co., Ltd.

Contractual Arrangements

PRC law currently limits foreign equity ownership of companies that provide Internet content and conduct online advertising businesses. To comply with these foreign ownership restrictions, we operate our websites and provide online video and online advertising services in China through a series of contractual arrangements, through our subsidiaries 1Verge Internet and Reshuffle Technology with our consolidated affiliated entities and their respective shareholders. Our significant consolidated affiliated entities include 1Verge Information, Tianshi and Quan Toodou as well as its fully owned subsidiary, Toodou Cultural. We have recently amended and restated the contractual arrangements that we previously entered into with certain of our consolidated affiliated entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. The following is a summary of the contractual arrangements that are currently in effect.

Amended and Restated Business Operations Agreements. Pursuant to the amended and restated business operations agreement among 1Verge Internet, 1Verge Information and its shareholders, 1Verge Information must appoint the persons designated by 1Verge Internet to be its executive director or directors, general manager, chief financial officer and any other senior officers. 1Verge Information agrees to accept the proposal provided by 1Verge Internet from time to time relating to employment, daily business and financial management. Without 1Verge Internet’s prior written consent, 1Verge Information shall not conduct any transaction which may materially affect its assets, obligations, rights or operations, including but not limited to, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or transfer of any rights or obligations under this agreements to a third party. The term of this agreement is ten years and will be extended automatically for successive 10-year terms unless 1Verge Internet provides written notice requesting no extension three months prior to the expiration date. 1Verge Internet has the exclusive right to terminate the agreement at any time by providing 30 days’ advance written notice to 1Verge Information and to each of its shareholders. Neither 1Verge Information nor any of its shareholders may terminate this agreement prior to the expiration date or during the ten-year extension period.

The business operations agreement among 1Verge Internet, Tianshi and its shareholders contains terms substantially similar to the business operations agreement described above.

Pursuant to the business operations agreement among Reshuffle Technology, Quan Toodou and its shareholders, without Reshuffle Technology’s prior written consent, Quan Toodou may not conduct any transaction that could materially affect its assets, obligations, rights or operations, including but not limited to, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or transfer of any rights or obligations under this agreement to a third party, or have any of its subsidiaries do any of the foregoing. Quan Toodou also agrees to accept any proposals provided by Reshuffle Technology from time to time relating to employment, daily business and financial management. The term of this agreement is ten years and will be extended automatically for successive ten-year periods unless Reshuffle Technology provides written notice requesting no extension three months prior to the expiration date. Reshuffle Technology has the exclusive right to terminate the agreement at any time by providing 30 days’ advance written notice to Quan Toodou and to each of its shareholders. Neither Quan Toodou nor any of its shareholders may terminate this agreement prior to the expiration date or during the ten-year extension period.

Amended and Restated Equity Interest Pledge Agreements. Pursuant to the amended and restated equity interest pledge agreements among 1Verge Internet and the shareholders of 1Verge Information, the shareholders of 1Verge Information pledge all of their equity interest in 1Verge Information to 1Verge Internet, to guarantee 1Verge Information and its shareholders’ performance of their obligations under, where applicable, the amended and restated loan agreements, the amended and restated exclusive technical and consulting services agreement, the amended and restated trademark license agreement, the amended and restated domain name license agreement, the amended and restated business operations agreement  and the amended and restated equity option agreements. If 1Verge Information and/or any of its shareholders breach their contractual obligations under these agreements, 1Verge Internet, as pledgee, will be entitled to certain rights, such as enforcing the equity pledge right to sell or otherwise dispose of the pledged equity interests, and to retain the proceeds from such sale. Without 1Verge Internet’s prior written consent, shareholders of 1Verge Information shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice 1Verge Internet’s interests. During the term of this agreement, 1Verge Internet is entitled to receive all of the dividends and other distributions paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire on the earlier of (i) the date on which 1Verge Information and its shareholders have fully performed their obligations under the above-referred agreements; or (ii) 1Verge Internet enforces the pledge pursuant to the terms and conditions under this agreement, to fully satisfy its rights under such agreements.

The amended and restated equity interest pledge agreements among 1Verge Internet and the shareholders of Tianshi is substantially similar to the equity interest pledge agreements described above, except that the guarantee scope of the equity interests pledge is limited to Tianshi and its shareholders’ performance of their obligations under, where applicable, the amended and restated exclusive technical and consulting services agreement and the amended and restated equity option agreements.

The amended and restated equity interest pledge agreements among Reshuffle Technology and the shareholders of Quan Toodou is substantially similar to the equity interest pledge agreements described above, except that the guarantee scope of the equity interests pledge is limited to Quan Toodou and its shareholders’ performance of their obligations under, where applicable, the amended and restated loan agreements, the amended and restated exclusive technical and consulting services agreement, the amended and restated equity option agreements and the amended and restated business operations agreement.

We have registered the pledge of the equity interests in 1Verge Information, Tianshi and Quan Toodou with the competent local branch of the SAIC. To date, 1Verge Information, Tianshi and Quan Toodou have fully performed their obligations under the relevant agreements and, subject to the terms of the agreements, the obligations will continue until the expiration or early termination of such agreements. We are in the process of registering with the applicable local branch of the SAIC to increase the registered capital of Tianshi and to add 1Verge Information as another nominee shareholder of Tianshi, and will register the pledge of equity interests with the applicable local branch of the SAIC after the aforementioned steps are completed.

Power of Attorney. Pursuant to the power of attorneys, the shareholders of 1Verge Information each irrevocably appointed any individual designated by 1Verge Internet in writing who is approved by us as their attorney-in-fact, in a manner approved by us, to vote on her/his behalf and exercise the full voting rights as the shareholder of 1Verge Information under PRC laws and regulations and 1Verge Information’s articles of association.  The power of attorneys shall remain effective as long as 1Verge Information exists. At the same time, 1Verge Internet passed a shareholders’ resolution indicating that all activities related to the powers and rights assigned pursuant to the power of attorney agreements shall be exercised at the direction and approval of the Company and the resolution will be effective for the same term as the power of attorney agreements.

The shareholders of Tianshi also each executed an irrevocable power of attorney authorizing any individual designated by 1Verge Internet in writing who is approved by us as their attorney-in-fact, in a manner approved by us, to vote on their behalf on all Tianshi matters requiring shareholder approval. The power of attorneys shall remain effective as long as Tianshi exists. At the same time, 1Verge Internet passed a shareholders’ resolution with respect to the power of attorneys for Tianshi with terms substantially similar to the terms described above.

The shareholders of Quan Toodou also each executed an irrevocable power of attorney authorizing any individual designated by Reshuffle Technology in writing who is approved by us as their attorney-in-fact, in a manner approved by us, to vote on their behalf on all Quan Toodou matters requiring shareholder approval. The power of attorneys shall remain effective as long as Quan Toodou exists. At the same time, Reshuffle Technology passed a shareholders’ resolution with respect to the power of attorneys for Quan Toodou with terms substantially similar to the terms described above.

Amended and Restated Exclusive Technical and Consulting Services Agreements. Pursuant to the amended and restated exclusive technical and consulting services agreement between 1Verge Internet and 1Verge Information, 1Verge Internet has exclusive right to provide technical and consulting services relating to, among other things, maintenance of the machine room and website and provision and maintenance of the office network. Without 1Verge Internet’s prior written consent, 1Verge Information shall not engage any third party for any of the technical and consulting services provided under this agreement. In addition, 1Verge Internet exclusively owns all intellectual property rights resulting from the performance of this agreement. 1Verge Information agrees to pay a service fee to 1Verge Internet based on a set formula defined in this agreement, and during the term of this agreement, 1Verge Internet has the right to adjust the service fee at its sole discretion without the consent of 1Verge Information. The term of this agreement is ten years and will be extended automatically for successive 10-year periods unless terminated by 1Verge Internet’s written notice three months prior to the expiration date. 1Verge Internet can terminate the agreement at any time by providing 30 days’ prior written notice. 1Verge Information is not permitted to terminate the agreement prior to the expiration date, unless 1Verge Internet fails to comply with any of its obligations under this agreement and such failure renders the continued performance of this agreement impossible.

The amended and restated exclusive technical and consulting services agreement between 1Verge Internet and Tianshi is substantially similar to the amended and restated exclusive technical and consulting services agreement described above, except that the services provided by 1Verge Internet are relevant to the television drama, library management and other operations of Tianshi.

The amended and restated exclusive technical and consulting services agreement between Reshuffle Technology and Quan Toodou is substantially similar to the amended and restated exclusive technical and consulting services agreement between 1Verge Internet and 1Verge Information that is described above.

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

Amended and Restated Equity Option Agreements. Pursuant to the amended and restated equity option agreements among 1Verge Internet, 1Verge Information, the shareholders of 1Verge Information and Youku Tudou Inc., 1Verge Information’s shareholders grant 1Verge Internet and Youku Tudou Inc. or their designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interest in 1Verge Information in consideration for the loans extended to 1Verge Information’s shareholders under the amended and restated loan agreements mentioned below. We may decide, in our sole discretion, whether and when the rights granted under the agreement will be exercised by us through either Youku Tudou Inc. or 1Verge Internet, either in part or in full. In addition, we have the option to acquire the equity interests at the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to 1Verge Information’s shareholders under the amended and restated loan agreements. If we or our designated representative(s) are required by applicable laws or competent authorities to pay any additional consideration for the exercise of the options, the shareholders of 1Verge Information agree to return any and all of such additional consideration to us or our designated representative(s) as soon as possible after the completion of such equity interest transfer. We or our respective designated representative(s) are entitled to exercise the options for an unlimited number of times until all of the equity interests have been acquired, and can freely transfer the options to any third party. To ensure that the cash flow requirements of 1Verge Information’s ordinary operations are met and/or to set off any losses that may be incurred, we agree to provide financing support to 1Verge Information from time to time to the extent permissible under PRC laws. We will not request repayment of such financial support if 1Verge Information or its shareholders are unable to do so. Without Youku Tudou Inc.’s or 1Verge Internet’s consent, as the case may be, 1Verge Information’s shareholders may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. The amended and restated equity option agreements will remain in full force and effect until the earlier of: (i) the date on which all of the equity interest in 1Verge Information has been acquired by 1Verge Internet or Youku Tudou Inc. or their designated representative(s); or (ii) Youku Tudou Inc. or 1Verge Internet, as the case may be, giving 30 days’ advance written notice of termination to the shareholders of 1Verge Information.

The restated equity option agreements among Youku Tudou Inc., 1Verge Internet, Tianshi and the shareholders of Tianshi is substantially similar to the amended and restated equity option agreements entered into in respect of 1Verge Information described above, except that the purchase consideration to be paid to the shareholders to acquire the equity interests in Tianshi shall be the lowest price then permitted by PRC law in consideration of cancellation of all or part of the service fees due under the amended and restated exclusive technical and consulting services agreement.

The amended and restated equity option agreements among Youku Tudou Inc., Reshuffle Technology, Quan Toodou and the shareholders of Quan Toodou is substantially similar to the amended and restated equity option agreements entered into in respect of 1Verge Information described above.

Amended and Restated Loan Agreements. Under the amended and restated loan agreements between 1Verge Internet and the shareholders of 1Verge Information, 1Verge Internet had made interest-free loans in several tranches with an aggregate amount of RMB20 million to the shareholders of 1Verge Information solely for the initial capitalization and the subsequent financial requirements in 1Verge Information. The loans can be repaid only with the proceeds from the sale of all of the equity interest in 1Verge Information to 1Verge Internet or its designated representatives, pursuant to the amended and restated equity option agreements. The term of each loan is ten years from the execution date of the amended and restated loan agreements, and will be automatically extended for successive ten-year periods unless terminated by written notice from 1Verge Internet to the shareholders of 1Verge Information three months prior to the due date.

The amended and restated loan agreements among Reshuffle Technology and the shareholders of Quan Toodou contain terms substantially similar to the amended and restated loan agreements between 1Verge Internet and the shareholders of 1Verge Information described above, except that the total amount of loan to be extended to the shareholders of Quan Toodou is RMB150 million of which RMB 70 million has been extended as of December 31, 2012.

D                      Property, Plants and Equipment

Our principal executive offices are located on premises comprising approximately 26,713 square meters in Beijing and Shanghai as of December 31, 2012. We also have seven branches in Guangzhou (two branches), Xi’an, Beijing, Xiamen, Chengdu and Shenyang. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has valid title to the property or has proper authorization from the title owner to sublease the property. Below is a summary of the term of each of our material leases and we plan to renew these leases when they expire:

Property	Term
Xi’an premises 1	November 6, 2010 —November 5, 2013
Xi’an premises 2	May 20, 2011—May 19, 2014
Beijing premises 1	May 25, 2008—May 24, 2014
Beijing premises 2	May 10, 2010—May 24, 2014
Beijing premises 3	February 22, 2011—May 24, 2014
Beijing premises 4	May 1, 2012—February 28, 2014
Beijing premises 5	September 16, 2011—May 24, 2014
Beijing premises 6	December 1, 2012—December 31, 2014
Shanghai premises 1	December 15, 2012—October 31, 2015
Shanghai premises 2	July 1, 2009 —June 30, 2014
Shanghai premises 3	May 10, 2010—May 9, 2014
Chengde premises	May 15, 2012 —May 14, 2013
Guangzhou premises	December 1, 2012—November 30, 2015

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

ITEM 4A.                     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                              OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

A                        Operating Results

Overview

We operate our business as a single segment. We derive substantially all of our revenues from online advertising services. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. We believe our differentiated sales proposition has contributed to the rapid increase in the number of international and domestic brands that advertise on our Internet television platform. We also participate in affiliate advertising programs run by third-party Internet search companies, which place links to their customers’ advertisements on our websites.

As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies who purchase our advertising services and recognize revenues net of these commissions. Our net revenues increased from RMB387.1 million in 2010 and to RMB897.6 million in 2011 and to RMB1,795.6 million (US$288.2 million) in 2012. The number of our brand advertisers increased from 423 in 2010 to 505 in 2011 and to 741 in 2012. Net revenues derived from brand advertising sales accounted for 96.6%, 94.8% and 90.1% of our total net revenues in 2010, 2011 and 2012, respectively. We incurred net losses of RMB204.7 million, RMB172.1 million and RMB424.0 million (US$68.1 million) in 2010, 2011 and 2012, respectively. The increase in net losses from 2011 to 2012 was primarily due to significant bandwidth and content costs, and capital expenditures required to ramp up our business and operations at the early stage of development of our business.

Our results of operations are affected by the PRC laws, regulations and policies relating to online video and advertising businesses. Due to current legal restrictions on foreign ownership and investment in value-added telecommunications services and advertising businesses in China, we rely on a series of contractual arrangements with our consolidated affiliated entities to conduct most of our business, though in the future we intend to conduct our advertising agency business through Jet Brilliant Beijing, a subsidiary acquired in 2010. We do not hold equity interests in our consolidated affiliated entities. As a result of these contractual arrangements, we are the primary beneficiary of our consolidated affiliated entities and consolidate the financial results of these entities under U.S. GAAP. In the opinion of TransAsia Lawyers, our PRC legal counsel, the ownership structures of our consolidated affiliated entities do not violate, breach, contravene or conflict with any applicable PRC laws or regulations. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations related to such ownership structures.

The major factors affecting our results of operations and financial condition are discussed below.

Net Revenues

We currently derive substantially all of our net revenues from online advertising services. Our online advertising sales consist of mainly brand advertising services, which accounted for approximately 96.6% of our net revenues in 2010, approximately 94.8% of our net revenues in 2011, and approximately 90.1% of our net revenues in 2012, respectively. As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies and recognize revenues net of these commissions. We also derive an increasing portion of our net revenues from other sources, such as our web-based and mobile subscription video services, and sub-licensing fees from authorized sub-licensing of content which we license from content provider the exclusive rights for self-use and sub-licensing for online distribution to other online video websites. Such other revenues accounted for 3.4% of our net revenues in 2010, 5.2% of our net revenues in 2011, and 9.9% of our net revenues in 2012, respectively. The following table sets forth the principal components of our net revenues by amount and as a percentage of our total net revenues for the periods presented.

	Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Brand advertising revenues (1)	373,973	96.6	851,345	94.8	1,617,173	259,574	90.1
Other revenues	13,124	3.4	46,279	5.2	178,402	28,636	9.9

Net revenues (1)	387,097	100.0	897,624	100.0	1,795,575	288,210	100.0

(1)                  Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 1, as set forth below:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	86,602	180,644	442,663	71,052

Brand Advertising. We derive our revenues primarily from brand advertising sales. We provide in-video, display, sponsorships and other forms of advertising solutions on our website to a broad base of brand advertisers, including leading international and domestic companies in various industries. We derived a majority of our brand advertising revenues from in-video advertisements. Advertisers purchase our online advertising services primarily through third-party advertising agencies, and the number of our advertisers increased significantly from 423 in 2010 to 505 in 2011, and to 741 in 2012. Our share of their revenues is contractually negotiated and varies depending on calculations that take into account the amount of user traffic and the number of user clicks on these advertisements that appear on our website. We price our advertising services based on various factors, including the form of third-party advertising, the specific targeting requirements, the duration of the time slot purchased and popularity of the content in which the advertisements will be placed. Prices for the aggregate time slots purchased by each advertiser or advertising agency are fixed under sales contracts, typically at a discount to our list prices. We review and adjust our list prices annually.

Net revenues derived from brand advertising sales have grown significantly in the past, which was attributable to an increase in the number of advertisers and rising average spend per advertiser. Brand advertising sales accounted for 96.6%, 94.8% and 90.1% of our net revenues in 2010, 2011 and 2012, respectively. We expect our brand advertising revenues to continue to grow as we focus on expanding our advertiser base and increasing the advertising spend of key advertisers.

The most significant factors that directly or indirectly affect our brand advertising sales revenues include the following:

•                  the number of users visiting our websites and the amount of time they spend on our websites;

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

Other Revenues. We seek to diversify our revenue sources over time by expanding our mobile and web-based subscription services and other product offerings. We trial-launched our subscription-based online video services in early 2010, enabling users to watch advertisement-free premium content, such as high-definition movies. In June 2011, we officially launched our Youku Premium paid content platform. Since its beta launch, Youku Premium has processed more than 4.5 million paid orders, which include both pay-per-view and subscription orders. We seek to grow subscription-based and pay-per-view services over time and the revenues we derived from this business is growing. We license from content providers the exclusive rights for both self-use and sub-licensing of certain content. We sub-license such content within its authorized sub-licensing scope to other video websites and receive sub-licensing fees from such websites. Moreover, we are working with e-commerce companies, such as Taobao, to provide video-enabling merchandise demonstration services to their premium retail members. We share revenues with the e-commerce companies for the service fees they charge their members. Our other revenues accounted for 3.4%, 5.2% and 9.9% of our net revenues in 2010, 2011 and 2012, respectively.

Cost of Revenues

Cost of revenues consists primarily of (i) content costs (ii) bandwidth costs (iii) depreciation of our servers and other equipment, and (iv) VAT and business tax. The following table sets forth the components of our cost of revenues for the periods indicated.

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	387,097	897,624	1,795,575	288,210

Cost of revenues :
Content costs	(82,721)	(243,388)	(737,061)	(118,306)
Bandwidth costs	(191,679)	(324,682)	(524,623)	(84,208)
Depreciation of servers and other equipment	(37,958)	(39,052)	(68,569)	(11,006)
VAT and business tax	(38,472)	(90,215)	(169,283)	(27,172)

Total cost of revenues	(350,830)	(697,337)	(1,499,536)	(240,692)

Content Costs. Content costs consist of fees we pay to license content from copyright owners or content distributors, salaries and benefits for our content team, as well as costs of our self-produced content. Our content costs increased significantly from 2010 to 2011 and to 2012 as we built a large and comprehensive online video content library during this period. The increase in content cost was also due to a substantial increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies. According to our internal records, the average license fee for both television serial dramas and movies increased in 2012 by more than 203% as compared to 2011. The term of licenses for our professionally produced content generally ranges from six months to ten years. We expect our content costs to grow on an absolute basis as we expand our content library and market prices for professionally produced content increase.

Bandwidth Costs. Bandwidth costs are the fees we pay to telecommunications carriers and other service providers for telecommunications services and for hosting our servers at their Internet data centers. Bandwidth is a significant component of our cost of revenues and therefore an important factor affecting our profitability. We expect our bandwidth costs to increase on an absolute basis as traffic to our websites grows and the resolution of our content increases. However, we expect our bandwidth costs as a percentage of our net revenues to decrease over time, consistent with historical trends of decreasing unit cost of data hosting and transmission services, and we do not expect such costs to increase as quickly as our net revenues.

Depreciation of Servers and Other Equipment. We include depreciation expense for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Our depreciation expense increased steadily from 2010 to 2011 and to 2012 as we made substantial investments in building out our CDN infrastructure during this period. We expect our depreciation expense to increase on an absolute basis as we continue to invest in additional servers and other equipment. However, we expect our depreciation expense as a percentage of our net revenues to decrease over time since we made substantial upfront capital expenditures at an early stage of our development that are not expected to increase as quickly as our net revenues.

Value-added Tax and Business Tax. In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot value-added, business taxes (“VAT”) reform program, which change the levy of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and was subsequently expanded to additional regions such as Beijing. Our entities located in Shanghai and Beijing fall within the scope of the pilot program and have been recognized as the VAT general taxpayers since January 1, 2012 and September 1, 2012, respectively, which are the effective times of the pilot program in the respective cities. Prior to the implementation of the pilot VAT reform program, revenues from our online advertising services and other services are subject to business tax, surcharges and cultural business construction fee totaling 8.6% of revenues before deduction for commissions to agencies. From the applicable effective time onwards, the online advertising services provided by these entities are required to pay VAT at a rate of 6% plus 12% surcharge on VAT and 3% cultural business construction fee on revenues derived from our online advertising services.

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

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	(130,238)	(230,475)	(363,707)	(58,378)
Product development	(31,287)	(72,573)	(172,885)	(27,750)
General and administrative	(28,957)	(80,529)	(238,112)	(38,220)

Total operating expenses	(190,482)	(383,577)	(774,704)	(124,348)

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and benefits and commissions for our sales and marketing personnel and marketing and promotional expenses. Our sales and marketing expenses increased significantly from 2010 to 2012, which primarily reflects rapid expansion of our sales team and our increased spending on marketing and brand promotional activities. We expect that our sales and marketing expenses will increase in absolute amount in the near term as we expect to hire additional sales personnel and invest in brand enhancement effort.

Product Development Expenses. Product development expenses consist primarily of salaries and benefits for product development personnel. Our product and development expenses increased significantly from 2010 to 2012, which primarily reflects an increase in salaries and benefits for our product development personnel mainly resulting from the headcount  and compensation level increase. We expect our product development expenses on an absolute basis to increase as we intend to hire additional product development personnel to further expand our technology platform, enhance user experience and support the expected growth of our business.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel. Our general and administrative expenses increased significantly from 2010 to 2012, which primarily reflects increase in salaries and benefits for our general and administrative personnel mainly due to headcount increase, including hiring of new management members after our initial public offering, which also reflects increase in our professional service fees. We expect our general and administrative expenses to increase in the future as our business grows and we continue to incur increased costs related to complying with our compliance and reporting obligations under the U.S. securities laws as a public company.

Our operating expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation Expenses.”

Taxation

Cayman Islands.  Our company and Tudou are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong. Our wholly owned subsidiary in Hong Kong, Jet Brilliant, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as Jet Brilliant has no assessable income for 2012. Dividends from our Hong Kong subsidiary to us are exempt from withholding tax.

British Virgin Islands.  Under the current tax laws of British Virgin Islands, StarCloud is not subject to tax on income or capital gain. In addition, no British Virgin Islands withholding tax will be imposed on payments of dividends by StarCloud to its shareholders.

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

1Verge Information, a company incorporated in PRC and a consolidated affiliated entity of which our company is the primary beneficiary, is located in the Beijing Zhongguancun Science Park and was granted “High and New Technology Enterprise” status and was entitled to a preferential income tax rate of 15% from January 1, 2006 to December 31, 2007 and was entitled to the same preferential income tax rate from January 1, 2010 to December 31, 2011. However, 1Verge Information failed to maintain its “High and New Technology Enterprise” status during the three-year review in 2012, and the applicable enterprise income tax rate increased to 25%. 1Verge Internet has been recognized as “High and New Technology Enterprise” under the New EIT Law and is entitled to preferential tax rate of 15% for the years of 2011 and 2012. The high and new technology enterprise status is subject to approval and renewal every three years.

In addition, the New EIT Law treats enterprises established outside of China that have “effective management and control” located in China as a PRC resident enterprise for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, and properties of an enterprise. We believe that neither Youku Tudou Inc. nor Jet Brilliant should be treated as a “resident enterprise” for PRC tax purposes. However, no detailed interpretation or guidance has been issued to define place of “effective management and control” and the administrative practice associated with the interpretation of such concept is unclear. However, if considered a “PRC resident enterprise” for tax purposes in the future, our company would be subject to the PRC enterprise income tax at a rate of 25% on its worldwide income. We will continue to monitor our tax status. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

Under the New EIT Law and its implementation rules, dividends from our PRC subsidiaries out of earnings generated after January 1, 2008 are subject to withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividends of 1Verge Internet, which is our PRC subsidiary directly held by our company, to our company is subject to withholding tax at a rate of 10%. Dividends of Jet Brilliant Beijing, which is our PRC subsidiary directly held by our Hong Kong subsidiary Jet Brilliant, will, upon approval from the local tax authority, benefit from a reduced withholding tax rate of 5% under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of any such dividends, such dividends would be subject to withholding tax at a rate of 10% rather than a preferential rate of 5%. Tudou Holdings Limited, our wholly owned subsidiary, has contractual arrangements with Quan Toodou and its subsidiaries, who in turn applied the funds from those loans as the paid-in capital or working capital of Quan Toodou. Reshuffle Technology, a subsidiary of Tudou Holdings Limited, provides technology consulting services to Quan Toodou and its subsidiaries. Dividends of Reshuffle Technology, our PRC subdidiary, is subject to whitholding tax at a rate of 10%. Jet Brilliant has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future, because Jet Brilliant Beijing has paid nil dividends from April 27, 2010 to December 31, 2012 and does not plan to pay dividends in the future as it may continue to incur losses. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

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

Online Advertising Services. Advertising contracts are signed to establish the fixed price and advertising services to be provided. Pursuant to the advertising contracts, we provide advertisement placements on our web pages in different formats, including but not limited to video, banners, links, logos and buttons. We make a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, we recognize revenue only when the cash was received and all revenue recognition criteria were met. For contracts where we provide customers with marketing services that contain multiple deliverables (e.g., advertisements in different formats to be delivered over different periods of time), we recognize revenue pursuant to Accounting Standards Codification (“ASC”) subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements , as amended by Accounting Standards Update No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements , which was adopted by us on January 1, 2011. ASU 2009-13 requires us to allocate revenue to arrangement deliverables using the relative selling price method. We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future undelivered items. Due to the nature of our advertisement arrangements, wherein revenue is contingent upon the delivery of undelivered items, revenue is recognized ratably over the performance period of the last deliverable in the arrangement. Revenue is deferred when non-refundable payments are received from customers prior to satisfaction of revenue recognition criteria discussed above.

Sub-licensing. We also generate revenues from sub-licensing content licensed from third party vendors. The exclusive licensing agreement we enter into with the vendors has a definitive license period and gives us rights to sublicense these contents to other third parties. We enter into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. We receive a fixed amount of the sub-license fee upfront under the sub-licensing arrangements and do not have any future obligation once we have provided the underlying disk to the sub-licensee (which is provided at or before the beginning of the sub-license period). In accordance with ASC subtopic 926-605, Entertainment-Films, Revenue Recognition, we recognize the amount of the sub-license fee as revenue at the beginning of the sub-license period only when we meet all the following criteria: persuasive evidence of a sub-licensing arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sub-license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured.

Mobile value-added services (“MVAS”). We generate revenue from MVAS through partnership agreements with third party mobile network operators. We provide video clips to mobile network operators for their mobile phone users. Users pay a monthly subscription fee to the mobile network operator for access to the video channel or pay on a per-clip download basis, and we share the fees collected by the mobile network operator for such services. MVAS revenue is generally recognized when we receive monthly statements from the mobile network operators indicating the transaction volume generated by their mobile phone users that are subject to revenue share with us. For smaller mobile network operators, we defer revenue recognition until cash is received.

Revenues from MVAS represent only our share of the revenues to be received from the mobile network operators, i.e. recorded on a net basis. We are not the primary obligor in the arrangement, nor do we enter into contracts with end customers or have the price setting capabilities, rather we provide the content to the mobile network operators in accordance with the operator’s overall strategy and requirements.

Barter Transactions. We enter into cross-promotional agreements, which represent advertising-for-advertising barter transactions. For such transactions, we follow ASC subtopic 605-20, Revenue Recognition: Services, which provides that advertising-for-advertising barter transactions should be recorded at fair value only if the value of such advertising surrendered in the transaction is determinable within reasonable limits. The volume of such transactions is insignificant.

We also enter into nonmonetary transactions to exchange online broadcasting rights of video content with other online video broadcasting companies from time to time. The exchanged content provides rights for each respective party only to broadcast the content received on its own website; though, each party retains the right to continue broadcasting and/ or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges in accordance with ASC 845, Nonmonetary Transactions. The exchange of online broadcasting rights of video content is similar to the exchange of inventory since both parties use the exchanged content in the same line of business to facilitate advertising sales to customers who are not parties to the exchange. As a result, we record these nonmonetary exchanges at the carrying values of the broadcasting rights given up, with no resulting gain or loss being recognized.

Commissions to third-party advertising agencies

We provide cash incentives in the form of commissions to certain third-party advertising agencies based on volume and performance, and accounts for such incentives in accordance with ASC subtopic 605-50-25, Revenue Recognition: Customer Payments and Incentives. We account for cash consideration given to agencies for which we do not receive a separately identifiable benefit or cannot reasonably estimate fair value as a reduction of revenue.

Share-Based Compensation Expenses

Our share-based compensation plan is described in more detail under Item 6B. “Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.” We grant options to employees and non-employees. As of March 31, 2013, options and restricted share units to purchase 159,304,626 ordinary shares were outstanding. The following table sets forth the options granted since the adoption of the Plan that were outstanding as of March 31, 2013:

Date of Option Grant	Options Outstanding	Exercise Price	Weighted-average Fair Value of Option	Fair Value of Ordinary Shares
		(US$)	(US$)	(US$)
Prior to 2009	35,043,010
January 21, 2009	350,244	0.1951	0.7928	0.9878
February 1, 2009	6,721,794	0.143036134	0.0511	0.1048
February 21, 2009	—	0.143036134	0.0513	0.1056
April 22, 2009	34,452	0.1951	0.7930	0.9878
July 23, 2009	71,766	0.1951	0.7931	0.9878
August 1, 2009	7,208,784	0.143036134	0.0575	0.1143
October 29, 2009	419,130	0.1951	0.7934	0.9878
February 1, 2010	12,156,966	0.190850707	0.1062	0.1849
February 11, 2010	1,496,988	0.3901	0.6047	0.9878
May 12, 2010	760,140	0.3901	0.6078	0.9878
July 29, 2010	2,619,594	0.3774	0.6226	0.9878
August 1, 2010	12,863,808	0.40	0.2005	0.3855
November 10, 2010	7,077,006	0.48	0.4287	0.7111
November 10, 2010	2,000,000	0.48	0.4416	0.7111
January 26, 2011	6,993,396	0.6905	0.4212	0.9878
September 1, 2011	1,999,998	1.3928	0.7350	1.3928
October 13, 2011	4,349,880	0.5695	0.5796	0.9878
December 20, 2011	717,750	0.3623	0.6560	0.9878
January 3, 2012	—	0.3860	0.6629	0.9878
February 23, 2012	14,305,662	0.5298	0.6157	0.9878
October 2, 2012	7,562,844	1.0389	0.5508	1.0389

Total	124,753,212

Date of Restricted Share Unit Grants	Restricted Share Units Outstanding	Exercise Price	Weighted-average Fair Value of Restricted Share Units	Fair Value of Ordinary Shares
		(US$)	(US$)	(US$)
June 17, 2011	10,253,232	—	1.5578	1.5578
September 1, 2011	2,991,996	—	1.3928	1.3928
November 19, 2011	3,093,750	—	0.9239	0.9239
January 6, 2012	3,608,262	—	0.9161	0.9161
March 1, 2012	6,957,648	—	1.3967	1.3967
October 1, 2012	7,646,526	—	1.0217	1.0217

Total:	34,551,414

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

Consolidation of Affiliated Entities

PRC law currently restricts foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, we operate our Youku and Tudou platforms and provide online advertising services in China through our principal consolidated affiliated entities, each a PRC company wholly owned by shareholders who are PRC citizens and senior executive officers, employees or affiliates of us. Among other things, 1Verge Information and Quan Toodou are the operator and Internet content provider of our websites and holds the primary qualifications required to conduct our online video and advertising operations. Either of our wholly owned subsidiaries 1Verge Internet and Reshuffle Technology, as the case may be, enters into contractual arrangements with our consolidated affiliated entities and their respective shareholders, pursuant to which our wholly owned subsidiaries extended loans to the shareholders of these consolidated affiliated entities, who in turn applied the funds from those loans as their respective paid-in capital. Our wholly owned subsidiaries provide technology consulting services to the consolidated affiliated entities, and have licensed certain trademarks and domain names to them. Despite the lack of technical majority ownership, a parent-subsidiary relationship exists between us and our consolidated affiliated entities, whereby the shareholders of the consolidated affiliated entities effectively assigned all of their voting rights underlying their equity interest in the consolidated affiliated entities to us. In addition, through the contractual arrangements, we demonstrate our ability and intention to exercise the ability to absorb substantially all the profits and the expected losses of the consolidated affiliated entities.  Based on all the aforementioned contractual arrangements, we consolidate the affiliated entities as required by ASC subtopic 810-10 , Consolidation: Overall.

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

Capitalized content production costs

We contract for the production of, and self produce, short films to exhibit on our websites. Capitalized content production costs (which include direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value.

Cash outflows for capitalized content production costs are presented as cash flows from operating activities in accordance with ASC 926-230-45, Entertainment—Films, Other Presentation Matters.

Non-episodic film costs

We amortize production costs using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator).

We estimate total revenues to be earned (“ultimate revenues”) throughout the life of a film. Ultimate revenue estimates for the produced films are periodically reviewed and adjustments, if any, will result in changes to amortization rates. Estimates used in calculating the fair value of the self-produced content are based upon assumptions about future demand and market conditions.

Non-episodic film costs are only capitalized when the revenue stream related to the produced videos is determinable either through specific advertising contracts or other circumstances whereby revenue can be determined to be associated with the specific video and the ultimate revenue can be reasonably estimated.

Episodic film costs

Due to the uncertainty of making reliable estimates, for episodic films, estimates of ultimate revenues are limited to the amount of revenue contracted for each episode. Accordingly, production costs incurred in excess of the amount of revenue contracted for each episode are expensed as incurred on an episode-by-episode basis.

We amortize such costs for each episode in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current period (denominator) which is related to each episode.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination.

We assess goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC350-20”), Intangibles — Goodwill and Other — Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. We determine the reporting units by first identifying the operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where segment management regularly reviews the operating results of that component. Prior to the acquisitions we had one reporting unit because no discrete financial information was available below the consolidated level. Subsequent to the acquisitions of Trade Lead (including Tianshi) and Tudou, we continue to have one reporting unit at the Group level as the operating results of Trade Lead (including Tianshi) and Tudou are not regularly reviewed by segment management.

Goodwill is tested for impairment on October 1 in each year. We adopted ASU No. 2012- 02, Intangibles — Goodwill and Other (Topic 350), Goodwill for Impairment, pursuant to which we can elect to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In 2012, we elected to use the two-step process required by ASC 350-20 to perform the annual impairment test. First, we review the carrying amount of the reporting unit compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. We determine the implied fair value of goodwill by deducting the fair values of identifiable assets and liabilities from the fair value of the reporting unit. The fair value of identifiable assets and liabilities are determined using the discounted cash flow analysis. Such analysis is based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. If the implied fair value of the reporting unit goodwill is lower than it carrying amount, goodwill of the reporting unit is impaired and is written down to its implied fair value. There has been no impairment of goodwill in any of the years presented.

Intangible assets

Licensed copyrights relate to titles to movies, television series and other video content acquired from external parties. Licensed copyrights are amortized using an accelerated method based on consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. The amortization of licensed video content other than movies and television series is on a straight-line basis, as the consumption pattern based on historical viewing data supports this method.

The advertising license is amortized using the straight-line method over the remaining term of the license.

The intangible assets acquired in the Merger, namely technology, customer relationships, non-compete agreement, user generated content, licensed copyrights and domain name, trademark and online video license, are recognized and measured at the fair value as of the acquisition date.

The technology and customer relationship are amortized using straight-line method over the estimated useful life. The non-compete agreement is amortized using the straight-line method over the contractual period. The user generated content is amortized using an accelerated method over the estimated useful life, which is expected to be two years.

Impairment of long-lived assets other than goodwill

We evaluate long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Property, Plant and Equipment: Overall. When such events occur, we assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the eventual disposition of the asset group, if any, is less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying value of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of its carrying value or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.

Income Taxes

We account for income taxes using the liability method in accordance with ASC subtopic 740-10, Income Taxes: Overall. We determine deferred taxes based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted tax rates for the years in which the differences are expected to reverse. ASC 740-10 also provides guidance on accounting for uncertainty in income taxes. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, on an income tax return. Also provided is guidance on subsequent remeasurement and derecognition of income tax position, classification of current and deferred income tax assets and liabilities, accounting for interest, penalties associated with uncertain tax positions, accounting for income taxes in interim periods and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that a portion, or all, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period that includes the enactment date of such change.

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

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues (1)	387,097	897,624	1,795,575	288,210
Cost of revenues	(350,830)	(697,337)	(1,499,536)	(240,692)

Gross profit	36,267	200,287	296,039	47,518
Operating expenses:
Sales and marketing	(130,238)	(230,475)	(363,707)	(58,378)
Product development	(31,287)	(72,573)	(172,885)	(27,750)
General and administrative	(28,957)	(80,529)	(238,112)	(38,220)

Total operating expenses	(190,482)	(383,577)	(774,704)	(124,348)

Loss from operations	(154,215)	(183,290)	(478,665)	(76,830)
Interest income	1,170	23,693	45,478	7,299
Interest expense	(7,440)	(6,825)	(3,989)	(640)
Change in fair value of warrant liability	(44,268)	—	—	—
Others, net	69	(5,682)	9,757	1,566

Loss before income taxes	(204,684)	(172,104)	(427,419)	(68,605)
Income tax benefit	—	—	3,416	548

Net loss	(204,684)	(172,104)	(424,003)	(68,057)

(1)                 Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 1, as set forth below:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	86,602	180,644	442,663	71,052

Comparison of the Years Ended December 31, 2011 and 2012

Net Revenues. Our total net revenues increased significantly from RMB897.6 million in 2011 to RMB1,795.6 million (US$288.2 million) in 2012. This increase was primarily due to a substantial increase in our revenues from brand advertising sales and other sources, such as mobile subscription services and sub-licensing of licensed content to other video websites.

Our brand advertising revenues increased significantly from RMB851.3 million in 2011 to RMB1,617.2 million (US$ 259.6 million) in 2012. This increase was mainly attributable to increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by the increased average spend per advertiser from RMB2.0 million to RMB2.8 million and by an increase in the number of advertisers from 505 in 2011 to 741 in 2012 during these periods, representing a 36% and 47% increase from 2011, respectively.

Cost of Revenues. Our cost of revenues increased significantly by 115% from RMB697.3 million in 2011 to RMB1,499.5 million (US$240.7 million) in 2012. The increase in our cost of revenues was due to increases in content costs, bandwidth costs, depreciation of servers and other equipment and VAT and business tax.

•                  Content Costs. Our content costs increased significantly from RMB243.4 million in 2011 to RMB737.1 million (U$118.3 million) in 2012. This was primarily due to the rapid expansion of our content library, especially for premium and popular content, and the continued increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies.

•                  Bandwidth Costs. Our bandwidth costs increased by 62% from RMB324.7 million in 2011 to RMB524.6 million (US$84.2 million) in 2012, resulting from increased bandwidth needs to support the growth of our user traffic and a better user experience. As a percentage of net revenues, our bandwidth costs decreased from 36% in 2011 to 29% in 2012 due to strong operating leverage.

•                  Depreciation of Servers and Other Equipment. Depreciation of our servers and other equipment increased by 76% from RMB39.1 million in 2011 to RMB68.6 million (US$11.0 million) in 2012, as we acquired more servers and other equipment to accommodate increased user traffic.

•                  VAT and Business Tax. VAT and business tax we incurred increased significantly from RMB90.2 million in 2011 to RMB169.3 million (US$27.2 million) in 2012, in line with the growth in our revenues before deduction of commissions earned by third-party advertising agencies.

Operating Expenses. Our operating expenses increased by 102% from RMB383.6 million in 2011 to RMB774.7 million (US$124.3 million) in 2012, primarily due to increases in sales and marketing expenses, product development expenses and general and administrative expenses, which reflected the general growth of our business.

•                  Sales and Marketing Expenses. Our sales and marketing expenses increased by 58% from RMB230.5 million in 2011 to RMB363.7 million (US$58.4 million) in 2012. This increase was primarily due to rapid expansion of our sales team and our increased spending on marketing activities.

•                  Product Development Expenses. Our product development expenses increased significantly by 138% from RMB72.6 million in 2011 to RMB172.9 million (US$27.8 million) in 2012, primarily due to an increase in salaries and benefits for our product development personnel as a result of the headcount  and compensation level increase.

•                  General and Administrative Expenses. Our general and administrative expenses increased by 196% from RMB80.5 million in 2011 to RMB238.1 million (US$38.2 million) in 2012, primarily due to an increase in personnel related expenses and professional service fees incurred in connection with the business combination with Tudou.

Interest Income. Our interest income increased from RMB23.7 million in 2011 to RMB45.5 million (US$7.3 million) in 2012 primarily due to increased investments in 6-month bank deposit products.

Interest Expense. Our interest expense decreased from RMB6.8 million in 2011 to RMB4.0 million (US$0.6 million) in 2012, primarily due to decreased venture debt principal in year 2012 compared to that in year 2011.

Change in Fair Value of Warrant Liability. We did not incur any loss in change of fair value of warrant liability in both 2011 and 2012.

Taxation. Since we had an operating loss before income taxes in 2011, we had nil income taxes in that year. In 2012, RMB3.4 million (US$0.5 million) income tax benefit were recognized, which can be carried forward to offset future taxable income.

Net Loss. As a result of the foregoing, our net loss increased from RMB172.1 million in 2011 to RMB424.0 million (US$68.1 million) in 2012, primarily due to the increases in our sales and marketing efforts, content costs, bandwidth costs and consolidation of the incurred loss of Tudou after the completion of merger.

Comparison of the Years Ended December 31, 2010 and 2011

Net Revenues. Our total net revenues increased significantly from RMB387.1 million in 2010 to RMB897.6 million in 2011. This increase was primarily due to a substantial increase in our revenues from brand advertising sales and other sources, such as mobile subscription services and sub-licensing of licensed content to other video websites.

Our brand advertising revenues increased significantly from RMB374.0 million in 2010 to RMB851.3 million in 2011. This increase was mainly attributable to increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by the increased average spend per advertiser from RMB1.1 million to RMB2.0 million and by an increase in the number of advertisers from 423 in 2010 to 505 in 2011 during these periods, representing a 82% and 19% increase from 2010, respectively.

Cost of Revenues. Our cost of revenues increased by 98.8% from RMB350.8 million in 2010 to RMB697.3 million in 2011. The increase in our cost of revenues was due to increases in bandwidth costs, depreciation of servers and other equipment, content costs and business tax and surcharges.

•                  Bandwidth Costs. Our bandwidth costs increased by 69.4% from RMB191.7 million in 2010 to RMB324.7 million in 2011, resulting from increased bandwidth needs to support the growth of our user traffic and a better user experience. As a percentage of net revenues, our bandwidth costs decreased from 50% in 2010 to 36% in 2011 due to strong operating leverage.

•                  Depreciation of Servers and Other Equipment. Depreciation of our servers and other equipment increased by 2.9% from RMB38.0 million in 2010 to RMB39.1 million in 2011, as we acquired more servers and other equipment to accommodate increased user traffic.

•                  Content Costs. Our content costs increased significantly from RMB82.7 million in 2010 to RMB243.4 million in 2011. This was primarily due to the rapid expansion of our content library, especially for premium and popular content, and the continued increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies. According to our internal records, the average license fee for both television serial dramas and movies increased in 2011 by more than 100% as compared to 2010. Furthermore, this increase was also due to the change in amortization method from straight-line to accelerated method in early 2011. If we had continued using straight-line amortization for purchased content costs as in 2010, the total purchased content costs would have been RMB 172.5 million, representing 19 % of net revenues in 2011 as compared to 21 % in 2010.

•                  VAT and Business Taxes. The business tax and surcharges we incurred increased significantly from RMB38.5 million in 2010 to RMB90.2 million in 2011, in line with the growth in our revenues before deduction of commissions earned by third-party advertising agencies.

Operating Expenses. Our operating expenses increased by 101.4% from RMB190.5 million in 2010 to RMB383.6 million in 2011, primarily due to increases in sales and marketing expenses and product development expenses, which reflected the general growth of our business.

•                  Sales and Marketing Expenses. Our sales and marketing expenses increased by 77.0% from RMB130.2 million in 2010 to RMB230.5 million in 2011. This increase was primarily due to rapid expansion of our sales team and our increased spending on marketing activities.

•                  Product Development Expenses. Our product development expenses increased by 132.0% from RMB31.3 million in 2010 to RMB72.6 million in 2011, primarily due to an increase in salaries and benefits for product development personnel mainly resulting from the headcount and compensation level increase.

•                  General and Administrative Expenses. Our general and administrative expenses increased by 177.6% from RMB29.0 million in 2010 to RMB80.5 million in 2011, primarily due to an increase in salaries and benefits for our general and administrative personnel mainly in connection with headcount increase, and increase in professional service fees and tax and surcharges.

Interest Income. Our interest income increased from RMB1.2 million in 2010 to RMB23.7 million in 2011 primarily due to increased investments in 6-month bank deposit products.

Interest Expense. Our interest expense decreased from RMB7.4 million in 2010 to RMB6.8 million in 2011, primarily due to decreased venture debt principal in year 2011 compared to that in year 2010.

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

Net Loss. As a result of the foregoing, our net loss decreased from RMB204.7 million in 2010 to RMB172.1 million in 2011.

B                        Liquidity and Capital Resources

As of December 31, 2012, we had RMB3.8 billion (US$604.5 million) in cash, cash equivalents and short-term investments. We have also entered into certain loan agreements in the normal course of our business to finance our operations in the past years. As of December 31, 2012, we had an outstanding principal amount of RMB7.7 million (US$1.2 million) in long-term debt under these agreements. We believe the cash we received from our public offerings and the anticipated cash flow from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs.

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

Although we consolidate the results of our consolidated affiliated entities, our access to cash balances or future earnings of these entities is only through our contractual arrangements with them. See “Item 4.C—Organizational Structure.”

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used in) operating activities	(106,024)	63,870	137,420	22,058
Net cash used in investing activities	(136,840)	(1,973,415)	(784,193)	(125,872)
Net cash provided by financing activities	1,763,773	2,490,509	17,865	2,867
Effect of foreign exchange rate changes on cash and cash equivalents	(11,094)	(99,849)	(7,773)	(1,248)

Net increase in cash and cash equivalents	1,509,815	481,115	(636,681)	(102,195)
Cash and cash equivalents at the beginning of the year	301,608	1,811,423	2,292,538	367,978

Cash and cash equivalents at the end of the year	1,811,423	2,292,538	1,655,857	265,783

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

Net cash from operating activities amounted to RMB137.4 million (US$22.1 million) in 2012, primarily attributable to net loss of RMB424.0 million (US$68.1 million), adjusted for an increase of RMB 214.9 million (US$34.5 million) in accrued expenses and other liabilities, an add-back of certain non-cash expenses such as amortization of intangible assets and self-produced content of RMB416.4 million (US$66.8 million), share-based compensation of RMB118.2 million (US$19.0 million), and depreciation of RMB81.6 million (US$13.1 million), partially offset by an increase of RMB223.8 million (US$35.9 million) in accounts receivable.

Net cash from operating activities amounted to RMB63.9 million in 2011, primarily attributable to net loss of RMB172.1 million, adjusted for an increase of RMB 198.1 million in accrued expenses and other liabilities, an add-back of certain non-cash expenses such as amortization of intangible assets and self-produced content of RMB166.6 million, share-based compensation of RMB47.5 million, and depreciation of RMB45.7 million, partially offset by an increase of RMB206.7 million in accounts receivable and amounts due from a related party.

Net cash used in operating activities amounted to RMB106.0 million in 2010, primarily attributable to net loss of RMB204.7 million and an increase of RMB142.3 million in accounts receivable and amounts due from a related party, partially offset by an increase of RMB95.6 million in accrued expenses and other liabilities, an add-back of certain non-cash expenses such as amortization of intangible assets of RMB44.5 million, change in fair value of warrant liability of RMB44.3 million, and depreciation of RMB42.7 million.

Investing Activities

Net cash used in or provided by investing activities largely reflects our capital expenditures and short-term investments, which consist of purchases of copyrights, property and equipment in connection with the expansion and upgrade of our technology infrastructure, as well as short-term investments we made.

Net cash used in investing activities amounted to RMB784.2 million (US$125.9 million) in 2012, primarily due to proceeds from and purchases of short-term investments in the amount of RMB2,826.0 million (US$453.6 million) and RMB3,536.7 million (US$567.7 million), respectively, the purchase of servers and equipments in the amount of RMB90.2 million (US$14.5 million), acquisition of intangible assets in the amount of RMB362.0 million (US$58.1 million), and acquisitions of subsidiaries in the amount of RMB378.7 million (US$60.8 million) .

Net cash used in investing activities amounted to RMB1,973.4  million in 2011, primarily attributable to proceeds from and purchases of short-term investments in the amount of RMB1,199.2 million and RMB2,597.0 million, respectively, the purchase of servers and equipments in the amount of RMB84.9 million, and acquisition of intangible assets in the amount of RMB490.8 million.

Net cash used in investing activities amounted to RMB136.8 million in 2010, primarily attributable to purchase of intangible assets in the amount of RMB89.2 million, and purchases of property and equipment in the amount of RMB46.0 million.

Financing Activities

Net cash provided by financing activities amounted to RMB17.9 million (US$2.9 million) in 2012, primarily due to proceeds from exercise of employee stock options in the amount of RMB22.5 million (US$3.6 million), proceeds from restricted cash in the amount of RMB38.1 million (US$6.1 million), partially offset by principal repayments of short-term debt and long-term debt in the amount of RMB31.5 million (US$5.1 million) and RMB11.2 million (US$1.8 million), respectively.

Net cash provided by financing activities amounted to RMB2,490.5 million in 2011, primarily attributable to proceeds from our follow-on offering in May 2011 in the aggregate amount of RMB2,513.0 million net of issuance costs, partially offset by principal repayments of long-term debt in the amount of RMB27.1 million.

Net cash provided by financing activities amounted to RMB1.8 billion in 2010, primarily attributable to proceeds from our initial public offering in December 2010 and our issuance of Series F preferred shares prior to the initial public offering in an amount of RMB335.0 million net of issuance costs, partially offset by principal repayments of long-term debt in the amount of RMB26.6 million.

Capital Expenditures

We made capital expenditures of RMB46.0 million, RMB84.9 million and RMB90.2 million (US$14.5 million) in 2010, 2011 and 2012, respectively. In the past, our capital expenditures were primarily used to purchase servers and other networking equipment for our business. We expect to incur capital expenditures of up to approximately RMB200 million in 2013, which will be primarily used to purchase of servers and other networking equipment for our CDN infrastructure improvement. Our capital expenditures may increase in the near term as our business continues to grow and as we expand and improve our CDN infrastructure.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, at its discretion, each of our subsidiaries and consolidated affiliated entities in China may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Except Tianshi, our PRC subsidiaries have not paid our offshore entities any dividends nor have set aside any money to fund certain statutory reserve funds or staff welfare and bonus funds as they have not been profitable. Our PRC subsidiaries will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2012, our PRC subsidiaries had accumulated deficits of RMB1,284.9 million (US$206.2 million) in accordance with PRC accounting standards and regulations.

C                        Research and Development, Patents and Licenses, etc.

Research and Development

We have a team of experienced engineers. The supervisors in charge of our product development department graduated from prestigious universities in China and worked at well-established Internet and software companies in China before joining us. As of December 31, 2012, our product development staff consisted of 610 engineers and technicians. Substantially all of our engineers are based at our headquarters in Beijing. We recruit most of our engineers locally and provide various training programs to them. We compete aggressively for engineering talent to help us address challenges such as CDN maintenance and Internet bandwidth efficiency.

Our current product development efforts are focused on developing and improving, among other things, our video delivery capabilities, our websites and user interfaces, our video search and discovery technology, client software to promote adoption of our platform, infrastructure technologies, advertising management systems and user data analysis technologies. In the years ended December 31, 2010, 2011 and 2012, our product development expenses were RMB31.3 million, RMB72.6 million and RMB172.9 million (US$27.8 million), respectively. We have expensed all of the product development costs for the research and development of products and new functionality as incurred.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brands. “优酷”, “iKu”, “youku.com 优酷”, “tudou” and  are registered trademarks in China. Furthermore, we have also applied to register additional trademarks, Youku Tudou group trademarks and logos, including but not limited to “i 酷 “ , “Soku” , “Youku Tudou” and “优酷土豆” with the Trademark Office of the SAIC of the PRC. We have registered our domain names, including youku.com, tudou.com and soku.com. We have 49 software registrations, including those in connection with our advertisement management, CDN and video search engine, such as Youku advertisement management system (ATM 1.0). We have obtained a computer software copyright registration certificate for “iKu”, our self-developed, proprietary software client. We own the copyright to our jointly developed video fingerprint system and its related resolution analysis.

D                        Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F                          Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2012:

	Payments Due by Period
	Total		1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease obligations	150,661	24,182	78,043	69,987	2,631	—
Bandwidth rental	386,220	61,993	312,102	74,118	—	—
Licensed copyrights	431,062	69,190	312,582	118,480	—	—
Long-term debt	7,677	1,232	7,677	—	—	—

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

ITEM 6.                              DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A                        Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Victor Wing Cheung Koo	46	Chairman of the Board of Directors, Chief Executive Officer
George Leonard Baker Jr.	70	Independent Director
Jonathan Jia Zhu	50	Independent Director
Ye Sha	40	Independent Director
Nicholas Frederick Lawler	32	Independent Director
Bryan Zongwei Li	40	Independent Director
Dele Liu	44	Director, President
Gary Wei Wang	39	Director
Jixun Foo	45	Director
Michael Ge Xu	42	Chief Financial Officer, Senior Vice President
Leo Jian Yao	37	Chief Technology Officer
Frank Ming Wei	38	Senior Vice President and President of Youku.com
Weidong Yang	39	Senior Vice President and President of Tudou.com
Sunny Xiangyang Zhu	41	Chief Content Officer
Yawei Dong	41	Chief Marketing Officer
Huilong Zhu	37	Senior Vice President
Zhou Yu	40	Senior Vice President

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

George Leonard Baker, Jr. has served as our director since 2007. Since 1973, Mr. Baker has been a managing director of the general partner of Sutter Hill Ventures, a venture capital firm located in Palo Alto, California. Mr. Baker currently serves on the board of Corcept Therapeutics Incorporated , which is a publicly traded pharmaceutical company, as well as a number of private companies. He also serves as an advisor for Government of Singapore Investment Corporation as well as its subsidiary Government of Singapore Investment Corporation Special Investments Pte Ltd., a global investment management company managing Singapore’s foreign reserves. Mr. Baker received an MBA degree from Stanford University and a bachelor’s degree in mathematics from Yale University.

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

Nicholas Frederick Lawler has served as our director since June 2008. From 2004 to March 2013, Mr. Lawler worked at Maverick Capital, Ltd. and its affiliates, or Maverick, one of our largest shareholders, as a financial analyst and then managing director in the media and telecom sector. Starting in 2010, he became the Asian sector head for Maverick. Mr. Lawler received a bachelor’s degree in economics with a concentration in finance with high distinction from the University of Virginia.

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

Dele Liu has served as our director since November 2010, and served as our president since July 2012. Mr. Liu had served as our chief financial officer and senior vice president from 2006 to July 2012. He has ten years of experience in the private equity industry in China. Prior to joining our company, Mr. Liu was a vice president of Power Pacific Corporation Limited, a subsidiary of Power Corporation of Canada from 1996 to 2005, during which time he also served on the board of directors of a number of private companies. Mr. Liu worked at Richina Capital Partners Limited as an investment manager from 1995 to 1996. Mr. Liu attended an executive program for management development at Harvard Business School in 2001 and received a bachelor’s degree in economics from Shanghai Maritime University.

Gary Wei Wang has served as our director since August 2012. Prior to joining our company, Mr. Wang was the founder of Tudou, and was the chairman and chief executive officer of Tudou prior to the completion of the merger on August 23, 2012. Prior to founding Tudou, Mr. Wang served as the corporate development director of Bertelsmann Group, an international media company, and also served as the managing director of Bertelsmann Online China, a company operating the e-commerce businesses of Bertelsmann Group in China, from 2003 to 2005. From 1997 to 2001, Mr. Wang worked with Hughes Electronics, a provider of digital television entertainment and satellite and wireless systems and services. Mr. Wang received his MBA degree from INSEAD in 2002, his master’s degree in computer science from Johns Hopkins University in 1999, and his bachelor’s degree in international business from the College of Staten Island in 1995.

Jixun Foo has served as our director since August 2012. Currently Mr. Foo also serves as a partner at GGV Capital, which was a pre-IPO investor in Tudou. Mr. Foo joined GGV Capital in 2006 and has more than 12 years experience in venture capital investing and working with Asian entrepreneurs. Mr. Foo serves on the board of directors of a number of GGV Capital portfolio companies. Mr. Foo’s work experience prior to joining GGV Capital includes serving as a director of Draper Fisher Jurvetson ePlanet Ventures, heading up the Investment Group with the Finance & Investment Division, National Science & Technology Board of Singapore (NSTB), and being an R&D project gourp leader at Hewlett Packard. Mr. Foo graduated from the National University of Singapore with a First-Class Honors degree in engineering and received a master of science degree in management of technology from the University’s Graduate School of Business.

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

Frank Ming Wei has served at various positions in our company since 2007, including senior vice president, vice president and assistant to the chief executive officer, and he became the president of Youku.com in April 2013. Prior to joining our company, he worked as a sales director of Focus.cn, a leading real estate website in China operated by Sohu, from 2005 to 2007. From 2000 to 2005, he worked as sales manager and then assistant to the president of Sohu, where he was responsible for operations of various commercial projects. Mr. Wei received a bachelor’s degree in computer science from Southwest University.

Weidong Yang has served as our senior vice president and president of Tudou.com since March 2013. Prior to joining us, Mr. Yang had served as the chief executive officer of Max Times, a youth entertainment content and marketing company, since November 2011. From January 2009 to November 2011, Mr. Yang served as marketing activation director of Nokia Greater China. During the period between 2002 and 2008, Mr. Yang held various positions in advertising and marketing at Nokia. Mr. Yang holds a bachelor’s degree in Chinese literature from Hohai University in Nanjing.

Sunny Xiangyang Zhu has served as our chief content officer since April 2013 and from 2006 to March 2013, he was our chief editor. Mr. Zhu established and leads our content team. Before joining our company, he worked at Beijing Flying Network Music Software Development Co., Ltd. as a content director from 2004 to 2005. From 2001 to 2004, he served as the content director at China Guangya Radio Information Internet Ltd., where he was responsible for professional content syndication services. From 1999 to 2001, he worked at Sohu, building up its music and movie channels. Mr. Zhu attended the undergraduate program in Nanjing Political Institute and received a junior college diploma from Anhui University.

Michael Ge Xu has served as our chief financial officer and senior vice president since July 2012. From 2011 to July 2012, Mr. Xu had served as our senior vice president of finance. Prior to joining our company, Mr. Xu was vice president of finance of Focus Media from 2008 t o 2011. From 2007 to 2008, he was chief financial officer of ChinaEdu Corporation. From 2004 t o 2007, he was vice president of finance at Alibaba Group. Mr. Xu holds an MBA degree and a Master of Accounting degree from the University of Texas and a bachelor’s degree in economics from Beijing Institute of International Relations.

Yawei Dong has served as our chief marketing officer since April 2013. From 2006 to March 2013, Mr. Dong had served as our director of business development, general manager of east China, vice president of sales and senior vice president of sales. Prior to joining our company, Mr. Dong was operating director of Shanghai Aowei Digital Media Advertising Co., Ltd. from 2005 through 2006.  From 2001 t o 2005, he was sales manager of Sohu Shanghai. From 2000 t o 2001, he was operating director of Shanghai Shenguang Technology Development Co. From 1996 to 2000, he was account director of Hangzhou Xincheng Advertising Co., Ltd. Mr. Dong holds a n MBA degree from Zhe Jiang University and a bachelor’s degree in electronic engineering from Zhejiang Radio and Television University.

Huilong Zhu joined Youku in 2006 as the director of strategic development and became our vice president in 2007. In April 2013, Mr. Zhu was further promoted as our senior vice president. With extensive experience in telecommunications, Internet enterprises, and government relations, Mr. Zhu previously served as general manager of Beiijng Great Wall Broadband Network Service Co., Ltd., a pioneer among China broadband Internet companies, during 2002 and 2005. Earlier in his career, Mr. Zhu served in other managerial roles at Beijing Great Wall Network Services Co., Ltd. and held a variety of positions at Xoceco Sambo Computer Co., Ltd, focusing on Tianjin regional sales. Mr. Zhu graduated from the Tianjin University of Technology and Education with a bachelor’s degree in information engineering.

Zhou Yu has served as our senior vice president since August 2012 after the completion of our merger with Tudou. Mr. Yu joined Tudou in December 2010 as vice president of human resources & strategy and was subsequently promoted to chief strategy officer of Tudou in charge of human resources, corporate strategy, public relations and administration. Before joining Tudou, Mr. Yu held various positions at Russell Reynolds, A.T. Kearney and Motorola. Mr. Yu holds an MBA degree from INSEAD and a bachelor’s degree in computer science from Nankai University.

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

B                        Compensation of Directors and Executive Officers

For the year ended December 31, 2012, we paid an aggregate of approximately RMB9.2 million (US$1.5 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

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

Share Incentive Plan

2006 Stock Option Scheme

On December 1, 2005, we adopted our 2006 Stock Option Scheme, or the 2006 Plan, to attract and retain the best personnel and promote the success of our business. We amended the 2006 Plan on March 26, 2007, June 20, 2008, December 16, 2009 and September 9, 2010. Our board of directors authorized the issuance and reservation of up to 140,441,231 ordinary shares subject to exercise of option awards granted under the 2006 Plan by the optionees. As of March 31, 2013, options to purchase 79,276,230 Class A ordinary shares were outstanding under the 2006 Plan.

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

Youku Tudou Inc. Share Incentive Plan (formerly named as Youku Inc. 2010 Share Incentive Plan)

In November 2010, we adopted our 2010 Share Incentive Plan in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plan permits the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the plan. The Youku Tudou Inc. Share Incentive Plan, or the Youku Tudou Plan, amended and restated the 2010 Share Incentive Plan on September 25, 2012 to give effect to the merger with Tudou which resulted in Tudou becoming a wholly-owned subsidiary of us. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under our Youku Tudou Plan is 200,799,784 shares. As of March 31, 2013, options to purchase a total of 45,476,982 Class A ordinary shares, and restricted share units to acquire 34,551,414 Class A ordinary shares were outstanding.

The following paragraphs describe the principal terms of our Youku Tudou Plan:

Plan Administration. The plan will be administered by a committee of one or more directors to whom the board shall delegate the authority to grant or amend awards to participants other than any of the committee members. The committee will determine the provisions and terms and conditions of each award grant.

Awards and Award Agreement. Pursuant to our Youku Tudou Plan, we may grant options, restricted shares or restricted share units to our directors, employees or consultants. Awards granted under our plan are evidenced by award agreements that set forth the terms, conditions and limitations for each award, which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

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

Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule. Options granted under our Youku Tudou Plan typically have four-year vesting schedules. Restricted shares granted under our Youku Tudou Plan have a four-year, a three-year, a two-year or a one-year vesting schedule. We have the right to repurchase the restricted shares until vested.

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

Equity Incentive Awards

The following table summarizes, as of March 31, 2013, the options and restricted share units granted under the 2006 Plan and the Youku Tudou Plan to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised, if any.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Bryan Zongwei Li	*	0.48	November 10, 2010	November 9, 2020

Dele Liu	*	0.02	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Gary Wei Wang	*	0.195053988	August 20, 2008	August 20, 2013
	*	0.529780564	February 23, 2012	February 23, 2022

Leo Jian Yao	*	0.036	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Frank Ming Wei	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Sunny Xiangyang Zhu	*	0.02	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Michael Ge Xu	*	1.3928	September 1, 2011	August 31, 2021

Yawei Dong	*	0.02	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020
	*	0.48	November 10, 2010	November 9, 2020

Huilong Zhu	*	0.036	June 1, 2006	June 1, 2016
	*	0.036	February 1, 2007	February 1, 2017
	*	0.036	July 1, 2007	July 1, 2017
	*	0.081128308	March 1, 2008	March 1, 2018
	*	0.190850707	February 1, 2010	February 1, 2020

Zhou Yu	*	0.690491118	January 26, 2011	January 26, 2016
	*	0.529780564	February 23, 2012	February 23,2022
	*	1.0389	October 2, 2012	October 2, 2022

Other individuals as a group	96,759,110	0.0001 — 1.39278	December 1, 2005 —October 2, 2012	Various dates	(1)

Total	124,753,212

*	Less than 1% of our total outstanding shares.
(1)	Each grant of options will expire after five or ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

Name	Ordinary Shares Underlying Outstanding Restricted Share Units	Grant Date
Victor Wing Cheung Koo	*	November 19, 2011

Dele Liu	*	June 17, 2011

Leo Jian Yao	*	June 17, 2011

Frank Ming Wei	*	June 17, 2011
	*	March 1, 2012

Sunny Xiangyang Zhu	*	June 17, 2011
	*	March 1, 2012

Michael Ge Xu	*	September 1, 2011

Yawei Dong	*	March 1, 2012

Huilong Zhu	*	June 17, 2011

Zhou Yu	*	October 1, 2012

Other individuals as a group	20,366,489	June 17, 2011 to October 1, 2012

Total	34,551,414

*	Less than 1% of our total outstanding shares.

C                        Board Practices

Board of Directors

Our board of directors currently consists of nine directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

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

D                        Employees

We had approximately 549, 792 and 2,104 employees as of December 31, 2010, 2011 and 2012, respectively. As of December 31, 2012, we had 2,104 employees, including 170 in management and administration, 763 in product development, 555 in content development and 616 in sales and marketing. In addition to these employees, we also have a team of approximately 580 contract employees dedicated to work on content files screening, copyright checking, source file acquisition and editing. With our corporate slogan “ 一人一口 “ (everybody gets a share), we have developed a strong company culture that encourages teamwork, accountability, effectiveness and a strong commitment to providing the best experience to our users and customers. In addition, we provide stock options to our employees to align their interests more closely with those of our shareholders. We consider our relationship with our employees to be good.

E                        Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2013, by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 2,967,745,653 ordinary shares issued and outstanding as of March 31, 2013, including 2,308,183,760 Class A ordinary shares and 659,561,893 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Ordinary Shares Beneficially Owned
	Number (1)	% (2)
Directors and Executive Officers:**
Victor Wing Cheung Koo (3)	645,023,149	21.7%
George Leonard Baker Jr. (4)	*	* %
Jonathan Jia Zhu (5)	—	—
Ye Sha (6)	647,514,072	21.8%
Nicholas Frederick Lawler (7)	—	—
Bryan Zongwei Li (8) (9)	*	*
Dele Liu (8)	*	*
Gary Wei Wang (10)	31,575,976	1.1%
Jixun Foo (11)	79,142,386	2.7%
Leo Jian Yao (8)	*	*
Frank Ming Wei (8)	*	*
Weidong Yang (8)	*	*
Sunny Xiangyang Zhu (8)	*	*
Michael Ge Xu (8)	*	*
Yawei Dong (8)	—	—
Huilong Zhu (8)	*	*
Zhou Yu (8)	*	*
All Directors and Executive Officers as a Group (8)	820,721,725	27.4%

Principal Shareholders:
1Verge Holdings Ltd. (12)	626,773,149	21.1%
T. Rowe Price Associates, Inc. (13)	188,719,976	6.4%
Morgan Stanley (14)	161,357,940	5.4%
Janus Capital Management LLC (15)	149,248,134	5.0%

*                        Beneficially owns less than 1% of our ordinary shares.

**                 Except for Messrs. George Leonard Baker Jr., Jonathan Jia Zhu, Ye Sha, Nicholas Frederick Lawler, Bryan Zongwei Li and Jixun Foo, the business address of our directors and executive officers is 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing, 100080, People’s Republic of China.

(1)                  Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)                  For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding as of March 31, 2013 and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted share units within 60 days after March 31, 2013.

(3)                  Represents (i) 13,870,000  Class B ordinary shares owned by 1Look Holdings Ltd., a British Virgin Islands company ultimately owned by Mr. Koo; (ii) 626,773,149 Class B ordinary shares owned by 1Verge Holdings Ltd., a British Virgin Islands company owned by 1Look Holdings Ltd. and Chengwei Partners, L.P., Chengwei Evergreen Fund, L.P. (formerly known as Chengwei Ventures Evergreen Fund, L.P.) and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds. Victor Koo and Eric Xun Li are the directors of 1Verge Holdings Ltd;  and (iii) 4,380,000 Class B ordinary shares owned by the Koo 2012 Irrevocable Children’s Trust, an irrevocable trust established by Mr. Victor Wing Cheung Koo under the laws of the State of California, USA, for the benefit of his designated family members, of which Mr. Koo is the grantor and trustee. Mr. Koo disclaims beneficial ownership of shares mentioned in (ii) except to the extent of his pecuniary interest therein.

(4)                  Represents Class A ordinary shares beneficially owed by Mr. George Leonard Baker Jr. Information regarding beneficial ownership is reported as of December 31, 2012, based on the information contained in the Schedule 13G/A jointly filed by Mr. Baker with other persons affiliated with Sutter Hill Ventures, A California Limited Partnership on February 9, 2012. Please see this Schedule 13G/A for information relating to Mr. Baker. The business address of Mr. Baker is 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

(5)                  The business address of Mr. Jonathan Jia Zhu is 47/F Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong.

(6)                  Represents (i) 6,202,179 Class A ordinary shares owned by Chengwei Funds; (ii) 14,538,744 Class B ordinary shares owned by Chengwei Funds. Chengwei Funds are managed by their general partner and managing member Chengwei Evergreen Management, LLC, formerly known as Chengwei Ventures Evergreen Management, LLC, a Cayman Islands exempted limited liability company of which Ye Sha is a managing director and holds voting and dispositive power over the Chengwei Funds; and (iii) 626,773,149 Class B ordinary shares owned by 1Verge Holdings Ltd., a British Virgin Islands owned by 1Look Holdings Ltd. and Chengwei Funds. As a managing director of Chengwei Funds, Mr. Sha may be deemed to have voting and dispositive power over the shares held by 1Verge Holdings Ltd. Mr. Sha disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. The business address of Mr. Sha is Suite C, No. 33, Lane 672 Changle Road, Shanghai 200040.

(7)                  The business address of Mr. Nicholas Frederick Lawler is 3 Boar’s Head Lane, Suite D, Charlottesville, VA 22903.

(8)                  Certain of our directors and executive officers have been granted options pursuant to our 2006 Stock Option Scheme and the Youku Tudou Plan. See “Item 6B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.” In calculating the beneficial ownership of all directors and executive officers as a group, the overlapping beneficial ownership of Mr. Victor Wing Cheung Koo and Mr. Ye Sha over the 626,773,149 Class B ordinary shares owned by 1Verge Holdings Ltd. was counted only once.

(9)                  The business address of Mr. Bryan Zongwei Li is 3399 North Chaoyang Avenue, Baoding 071051, PRC.

(10)           Represents 31,575,976 Class A ordinary shares held by First Easy Group Limited, a British Virgin Islands company ultimately owned by Mr. Wang’s family trust.

(11)           Represents Class A ordinary shares held on record by GGV II Delaware L.L.C. and such shares are beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. as follows: (i) 77,519,997 Class A ordinary shares (including Class A ordinary shares represented by ADSs) are beneficially owned by Granite Global Ventures II L.P., and (ii) 1,622,389 Class A ordinary shares (including Class A ordinary shares represented by ADSs) are beneficially owned by GGV II Entrepreneurs Fund L.P.  Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. are members of GGV II Delaware L.L.C.   Granite Global Ventures II L.L.C. is the sole general partner of granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.  As such, Granite Global Ventures II L.L.C. possesses power to direct the voting and disposition of the shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.  Granite Global Ventures II L.L.C. owns no securities directly. Ray Rothrock, Anthony Sun, Scott Bonham, Joel Kellman, Jixun Foo, Glenn Solomon, Hany Nada, Thomas Ng, and Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. As such, Ray Rothrock, Anthony Sun, Scott Bonham, Joel Kellman,  Jixun Foo, Glenn Solomon, Hany Nada, Thomas Ng, and Jenny Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Ray Rothrock, Anthony Sun, Scott Bonham, Joel Kellman, Jixun Foo, Glenn Solomon, Hany Nada, Thomas Ng, and Jenny Lee own no securities directly. The business address of Mr. Foo is Unit 3501, IFC II, 8 Century Avenue, Pudong district, Shanghai 200120, People’s Republic of China.

(12)           Represents Class B ordinary shares held by 1Verge Holdings Ltd., a British Virgin Islands company owned by 1Look Holdings Ltd. and Chengwei Funds. Victor Koo and Eric Xun Li are the directors of 1Verge Holdings Ltd. The registered address of 1Verge Holdings Ltd. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(13)         Represents Class A ordinary shares beneficially held by T. Rowe Price Associates, Inc.  Information regarding beneficial ownership is reported as of December 31, 2012, based on the information contained in the Schedule 13G/A filed by T. Rowe Price Associates, Inc. on February 7, 2013. Please see this Schedule 13G/A for information relating to T. Rowe Price Associates, Inc. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

(14)         Includes Class A ordinary shares, beneficially owned by Morgan Stanley and Morgan Stanley Investment Management Inc. Information regarding beneficial ownership is reported as of December 31, 2012, based on the information contained in the Schedule 13G/A filed by Morgan Stanley and Morgan Stanley Investment Management Inc. with the SEC on January 9, 2013. Please see this Schedule 13G/A for information relating to Morgan Stanley and Morgan Stanley Investment Management Inc. The addresses of Morgan Stanley and Morgan Stanley Investment Management Inc. is 1585 Broadway, New York, New York 10036 and 522 Fifth Avenue, New York, New York 10036, respectively.

(15)         Represents Class A ordinary shares, in the form of ADSs, beneficially held by Janus Capital Management LLC. Information regarding beneficial ownership is reported as of December 31, 2012, based on the information contained in the Schedule 13G/A filed by Janus Capital Management LLC on February 14, 2013. Please see this Schedule 13G/A for information relating to Janus Capital Management LLC. The address of Janus Capital Management LLC is 151 Detroit Street, Denver, Colorado 80206.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to four votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering in December 2010 and our follow-on public offering in May 2011. Holders of our Class B ordinary shares may choose to convert their Class B ordinary shares into the same number of Class A ordinary shares at any time. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our ADSs—Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.”

As of March 31, 2013, 2,967,745,653 our ordinary shares, including 2,308,183,760 Class A ordinary shares and 659,561,893 Class B ordinary shares, were issued and outstanding. To our knowledge, approximately 91.1% of our total outstanding Class A ordinary shares were held by 67 record holders in the United States, with 66 record holders holding in aggregate less than 3.0% and the rest held by Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”

ITEM 7.                              MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A                       Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B                        Related Party Transactions

Private Placement

Prior to 2011, we issued 82,500,000 Series A preferred shares, 165,825,000 Series B-1 preferred shares, 112,875,000 Series B-2 preferred shares, 308,770,154 Series C preferred shares, 209,737,212 Series D preferred shares , 209,849,890 Series E preferred shares and 100,465,709 Series F preferred shares to investors who invested in our company through private placements.

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

Acquisition of Trade Lead and Tianshi

In January 2012, we completed the acquisition of the remaining 95% equity interest in Trade Lead and Tianshi, a PRC domestic company owned by principal owners of Trade Lead. The total purchase price is RMB112.9 million (US$18.1 million), including cash consideration of RMB78.9 million (US$12.7 million) and 6,202,179 Class A ordinary shares.  In addition, the consideration transferred includes the effective settlement of amounts payable by us to Trade Lead and Tianshi of RMB47.1 million (US$7.6 million) and the acquisition-date fair value of the 5% equity interest in Trade Lead and Tianshi previously held by us in the amount of RMB5.1 million (US$0.8 million).

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements.”

Share Options

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan.”

C                        Interests of Experts and Counsel

Not applicable.

ITEM 8.                              FINANCIAL INFORMATION

A                        Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been involved in litigation relating to copyright infringement, and other matters in the ordinary course of our business. Our video content library may contain content in which others may claim to own copyrights or image rights or which others may claim to be defamatory or objectionable. As of December 31, 2012, the aggregate claimed damages against us from ongoing litigation totaled approximately RMB29.6 million (US$4.8 million). We believe that these legal proceedings will not result in material liability to us nor will they have a material adverse effect on our business, financial condition or results of operations. Regardless of the outcome, however, any litigation can result in substantial costs and diversion of management resources and attention.

Although we have implemented standard procedures to delete video content, especially our user-generated content, that allegedly infringes on intellectual property rights of third parties, we have limited control over the nature or types of the content posted by our users. The infringement of intellectual property rights by our users may result in litigation against us and harm our business and reputation. See “Item. 3.D—Risk Factors—Risks Related to Our Business and Industry—We have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on our websites or services we provide.”

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

Our board of directors has complete discretion on whether to declare dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law (2012 Revision) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” in our registration statement on Form F-1 (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B                        Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.                              THE OFFER AND LISTING

A                        Offering and Listing Details

Our ADSs, each representing 18 of our Class A ordinary shares, have been listed on NYSE since December 8, 2010 under the symbol “YOKU.”

Update until April 25, 2013 (starting from December 8, 2010), the trading price of our ADSs on NYSE ranged from US$13.76 to US$69.95 per ADS.

The following table provides the high and low trading prices on the NYSE for the periods indicated below.

	Trading Price
	High	Low
	US$	US$
2010	50.00	25.57
2011	69.95	13.76
2012	32.75	13.82
Quarterly Highs and Lows
First Quarter of 2011	52.80	29.35
Second Quarter of 2011	69.95	26.00
Third Quarter of 2011	40.65	13.76
Fourth Quarter of 2011	23.48	13.83
First Quarter of 2012	32.75	15.39
Second Quarter of 2012	25.28	19.47
Third Quarter of 2012	21.59	15.46
Fourth Quarter of 2012	20.99	13.82
First Quarter of 2013	25.24	16.60
Monthly Highs and Lows
October 2012	20.99	18.85
November 2012	20.58	15.75
December 2012	19.38	13.82
January 2013	25.24	18.80
February 2013	23.95	19.73
March 2013	20.39	16.60
April 2013 (through April 25)	19.03	15.54

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

ITEM 10.                       ADDITIONAL INFORMATION

A                        Share Capital

Not applicable.

B                        Memorandum and Articles of Association

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Certificates representing the ordinary shares are issued in registered form.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law (2012 Revision). The Companies Law (2012 Revision) provides, in summary, that dividends may be paid out of profits and/or our share premium accounts provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business.

Voting Rights.  In respect of matters requiring shareholders’ votes, where a poll is requested, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to four votes. In addition, the following matters are subject to the approval by (x) the holders representing a majority of the aggregate voting power of our company who attend the general meetings in person or by proxy; and (y) the holders representing a majority of the total outstanding Class A ordinary shares then held by holders who acquired our shares prior to the completion of our initial public offering in December 2010 and continue to hold a majority of such shares (either in the form of our Class A ordinary shares or ADSs) through the record date for the general meeting and who attend the general meeting in person or by proxy: (i) a change of control event; (ii) issuance of that number of ordinary shares, or of securities convertible into or exercisable for that number of ordinary shares, equal to or in excess of 20% of the number of all ordinary shares outstanding immediately prior to the issuance of such shares or securities on an as-converted basis, if (x) such ordinary shares are sold at a per share price less than the per share book or market value of the ordinary shares or (y) such securities convertible into or exercisable for the ordinary shares have a per share conversion or exercise price which is less than the per share book or market value of the ordinary share; (iii) election of director(s) to the board at an annual general meeting; and (iv) issuance of ordinary shares or of securities convertible into or exercisable for ordinary shares to a director, officer or substantial security holder of our company on an individual basis exceeding either 1% of the total outstanding ordinary shares on an as-converted basis or 1% of the aggregate voting power outstanding before such issuance. Voting at any shareholder’s meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder holding at least 10% of the shares given a right to vote at the meeting, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least one shareholder holding not less than an aggregate of one-third of voting share capital of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 10% of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a name change, amending the memorandum and articles of association or reduction of our share capital. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increase the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any shares.

Liquidation.  On a liquidation, winding up or otherwise, assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.  The provisions of the Companies Law (2012 Revision), in summary, provides that we may issue shares which are to be redeemed or are liable to be redeemed at the option of our directors or a shareholder. In addition, the Companies Law (2012 Revision) allows us to purchase our own shares, including any redeemable shares. Shares to be purchased or redeemed must be fully paid and there must remain at least one shareholder of the company holding shares. Share re-purchases or redemptions may be funded out of profits, capital or share premium, but to the extent they are funded from capital, it is statutorily required that we be able to pay our debts as they fall due in our ordinary course of business following such a purchase or redemption. Subject to these provisions, our articles of association allow us to issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of our articles of association, be varied either with the written consent of the holders of the majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Anti-takeover Provisions.  Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

—           authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

—           establish advance notice requirements for nominating board of directors nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Registered Office and Objects.  Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as the Directors may from time to time decide.  The objects for which the our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2012 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

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

D                        Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

E                         Taxation

The following summary of certain Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

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

Certain United States Federal Income Tax Considerations

The following is a discussion of certain United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquire our ADSs or ordinary shares and hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). In addition, this discussion does not address any United States federal estate, gift or alternative minimum tax consequences or any non-United States (except for the cross-references below to the New EIT Law and potential PRC taxes), state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash, cash equivalents, securities held for investment purposes and other similar assets are generally categorized as passive assets. Passive income is any income that would be foreign personal holding company income under the Code, including, without limitation, dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.  Although the application of these rules is unclear and therefore determinations are not free from doubt, based on the market price of our ADSs and ordinary shares and the composition of our income and assets for the taxable year ended December 31, 2012, we do not believe that we were a PFIC for that year.   However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination.

Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the above entities for United States federal income tax purposes, we would likely be treated as a PFIC.

Assuming that we are the owner of our consolidated affiliated entities for United States federal income tax purposes, we primarily operate as a provider of online video content and advertising services. While we do not anticipate being a PFIC for the current taxable year, because the value of our assets, including our goodwill, for purposes of the asset test may be determined, in part, by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable year.

If we were to be or become treated as a PFIC, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares.  If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC. Any gain from such deemed sale would be taxed as an excess distribution as described below.You are urged to consult your tax adviser regarding the deemed sale election.

Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may successfully challenge our classification of certain income and assets as non-passive, which may result in our company being treated as a PFIC. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income, and the value of our tangible and intangible assets from time to time, no assurance can be given that we will not be treated as a PFIC for the current or subsequent taxable years.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the assumption that we will not be treated as a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are treated as a PFIC are discussed generally below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes.  A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Because our ADSs trade on the NYSE, which is an established securities market in the United States, the ADSs are expected to be readily tradable, though no assurances can be given in this regard. Thus, we believe that dividends we pay on our ADSs may meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. Dividends received on our ADSs or ordinary shares will not be eligible for the dividend received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Capital gains of non-corporate taxpayers derived from capital assets held for more than one year are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain under the United States-PRC income tax treaty. Depending on the U.S. Holder’s individual facts and circumstances, the U.S. Holder may deduct capital loss (if any) upon the sale or other disposition of ADSs or ordinary shares, but the deductibility of a capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

•                  amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are treated as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•                  amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the ADSs are regularly traded. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction may be taken only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation treated as a PFIC and such corporation ceases to be treated as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not treated as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were treated as a PFIC and continues to hold such ADSs (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

Because a mark-to-market election, as a technical matter, cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

Alternatively, U.S. Holders can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund.” However, this option will not be available to U.S. Holders because we do not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder may be required to file an annual IRS Form 8621 or such other form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of our ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election or a “deemed sale”  election and the unavailability of the election to treat us as a qualified electing fund.

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

Additional Tax Reporting Obligations

Pursuant to the Hiring Incentives to Restore Employment Act of 2010, individual U.S. Holders and certain domestic entities may be required to submit to the IRS certain information with respect to their beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on their behalf by a financial institution. This new law also imposes penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

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

ITEM 11.                       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the Renminbi against the U.S. dollar in the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. On June 20, 2010, the People’s Bank of China announced that the PRC government would further reform the Renminbi exchange rate regime and increase the flexibility of the exchange rate. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars we receive from our initial public offering and our follow-on public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert the Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2012, we had RMB denominated cash balances of US$207.6 million and U.S. dollar-denominated cash and short-term investment balances of US$394.5 million. Assuming we had converted the U.S. dollar-denominated cash balance of US$394.5 million as of December 31, 2012 into RMB at the exchange rate of $1.00 for RMB6.2301 as of December 31, 2012, this cash balance would have been RMB2,457.9 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB2,433.3 million as of December 31, 2012.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2010, 2011 and 2012 were increases of 4.6%, 4.1% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.                       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2012, we were entitled to US$1.3 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13.                       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

We received net proceeds of US$217.4 million from our initial public offering and net proceeds of US$385.9 million from our follow-on public offering. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our initial public offering totaled US$ 19.4 million, which included US$14.9 million for underwriting discounts and commissions and US$ 4.5 million for other expenses.

Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our follow-on public offering totaled US$14.5 million, which included US$13.0 million for underwriting discounts and commissions and US$1.5 million for other expenses.

As of December 31, 2012, we used RMB1,027.8 million of the net proceeds from our initial public offering and follow-on public offering on copyrights, server and equipments.

ITEM 15.                       CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer, president and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2012. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management has concluded that, as of December 31, 2012, our internal control over financial reporting was effective.

In accordance with SEC regulations, as we completed the acquisition of Tudou in August 2012, management’s assessment of and conclusion on the effectiveness of our company’s internal control over financial reporting did not include the assessment of internal controls of Tudou, which is included in the 2012 consolidated financial statements of Youku Tudou Inc. and constituted RMB5,869.2 million (US$942.1 million) and RMB5,250.1 million (US$842.7 million) of total and net assets, respectively, as of December 31, 2012 and RMB195.7 million (US$31.4 million) and RMB157.4 million (US$25.3 million) of revenues and net loss, respectively, for the year ended December 31, 2012.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in its report, which appears on page F-3 of this annual report on Form 20-F. The attestation by Ernst & Young Hua Ming LLP of our internal control over financial reporting did not include an evaluation of the internal control over financial reporting of Tudou as of December 31, 2012.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer, president and our chief financial officer, also has conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, it has been determined that there has been no such change during the period covered by this annual report.

ITEM 16A.                                AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Messrs. Bryan Zongwei Li and George Leonard Baker Jr., both independent directors (under the standards set forth in Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Exchange Act) and members of our audit committee, are audit committee financial experts.

ITEM 16B.                                CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers and employees, including certain provisions that specifically apply to our chief executive officer, president, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-170603), and the code is also available on our official website under the investor relations section at ir.youku.com.

ITEM 16C.                                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	2011	2012
	RMB (in thousands)
Audit fees(1)	7,199	9,933
Audit-related fees(2)	—	—
Tax fees(3)	118	260
All other fees(4)	13	13

(1)                  “Audit fees” represents the aggregate fees billed and unbilled for professional services rendered by our principal auditors for the integrated audit of our annual consolidated financial statements and the audit of internal control over financial reporting, and audit services that are normally provided by the independent registered public accounting firm in connection with regulatory filing or engagement for those years. For the years ended December 31, 2011 and 2012, audit fees also included fees for services rendered in connection with our follow-on offering in 2011 of RMB2.3 million and our F-4 filing with the SEC relating to the Tudou acquisition in 2012 of RMB1.2 million.

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

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                               CORPORATE GOVERNANCE

We have followed and intend to continue to follow the applicable corporate governance standards under the NYSE Corporate Governance Rules. We are not aware of any significant differences between our corporate governance practices and those followed by domestic companies under NYSE listing standards.

ITEM 16H.                               MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.                                         FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                                         FINANCIAL STATEMENTS

The consolidated financial statements of Youku Tudou Inc. are included at the end of this annual report.

ITEM 19.                                         EXHIBITS

Exhibit Number	Document
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant, effective August 23, 2012 (incorporated by reference to Exhibit 99.2 from our periodic report on Form 6-K (File No. 001-34977) furnished to the Commission on August 24, 2012).

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

4.2	Youku Tudou Inc. Share Incentive Plan (incorporated by reference to Exhibit 10.1 from our S-8 registration statement (File No. 333-184093) filed with the Commission on September 25, 2012).

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

4.5*	Amended and Restated Business Operations Agreement, dated as of April 23, 2013, among 1Verge Internet, 1Verge Information and the shareholders of 1Verge Information.

4.6

Amended and Restated Business Operations Agreement, dated as of August 16, 2010, among 1Verge Internet, Jiaheyi and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.7*	Amended and Restated Equity Interest Pledge Agreements, dated as of November 21, 2012, between 1Verge Internet and the shareholders of 1Verge Information.

4.8

Amended and Restated Equity Interest Pledge Agreement, dated as of September 27, 2010, among 1Verge Internet and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.9*	Power of Attorneys, dated as of April 23, 2013, by the shareholders of 1Verge Information.

4.10

Power of Attorney, dated as of August 16, 2010, by the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.11*	Amended and Restated Exclusive Technical and Consulting Services Agreement, dated as of November 21, 2012, between 1Verge Internet and 1Verge Information.

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

4.15*	Amended and Restated Equity Option Agreements, dated as of April 23, 2013, among the Registrant, 1Verge Internet, 1Verge Information and the shareholders of 1Verge Information.

4.16

Amended and Restated Equity Option Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.17*	Amended and Restated Loan Agreements, dated as of November 21, 2012, between 1Verge Internet and the shareholders of 1Verge Information.

4.18

Amended and Restated Loan Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.19*	Supplementary Agreement, dated as of November 21, 2012, among 1Verge Internet and the shareholders of 1Verge Information.

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

4.23*	Assignment Agreement, effective as of November 21, 2012, among 1Verge Internet and the shareholders of 1Verge Information.

4.24*	Amended and Restated Business Operations Agreement, dated as of April 23, 2013, among 1Verge Internet, Zhejiang Dongyang Tianshi Media Limited, or Tianshi, and the shareholders of Tianshi.

4.25

Equity Interest Pledge Agreement, effective as of January 6, 2012, between 1Verge Internet and the shareholders of Tianshi (incorporated by reference to Exhibit 4.24 from our Form 20-F (File No. 001-34977) filed with the Commission on April 10, 2012).

4.26*	Power of Attorneys, dated as of April 23, 2013, by the shareholders of Tianshi.

4.27

Exclusive Technical and Consulting Services Agreement, effective as of January 6, 2012 between 1Verge Internet and Tianshi (incorporated by reference to Exhibit 4.26 from our Form 20-F (File No. 001-34977) filed with the Commission on April 10, 2012).

4.28*	Equity Option Agreement, dated as of April 23, 2013, among the Registrant, 1Verge Internet and the shareholders of Tianshi.

4.29

Agreement and Plan of Merger, among the Registrant, Two Merger Sub Inc. and Tudou Holdings Limited dated as of March 11, 2012 (incorporated by reference to Exhibit 7.01 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381), as amended.

4.30*	Business Operations Agreement, dated as of April 23, 2013, among Reshuffle Technology, Quan Toodou and the shareholders of Quan Toodou.

4.31*	Equity Interest Pledge Agreements, dated as of January 28, 2013, between Reshuffle Technology and the shareholders of Quan Toodou.

4.32*	Power of Attorneys, dated as of April 23, 2013, by the shareholders of Quan Toodou.

4.33*	Exclusive Technical and Consulting Services Agreement, dated as of January 28, 2013, between Reshuffle Technology and Quan Toodou.

4.34*	Equity Option Agreements, dated as of April 23, 2013, among the Registrant, Reshuffle Technology, Quan Toodou and the shareholders of Quan Toodou.

4.35*	Loan Agreements, dated as of January 28, 2013, between Reshuffle Technology and the shareholders of Quan Toodou.

4.36*

Translation of Executed Form of Equity Interest Pledge Agreement, dated as of February 15, 2012, among Reshuffle Technology and the shareholders of Beijing Tixian Digital Science and Technology Co., Ltd., as currently in effect.

4.37*	Translation of Executed Form of Proxy Agreement, dated as of February 15, 2012, among Reshuffle Technology, Beijing Tixian and the shareholders of Beijing Tixian, as currently in effect.

4.38*	Translation of Executed Form of Exclusive Technical and Consulting Services Agreement, dated as of February 15, 2012, between Beijing Tixian and Reshuffle Technology, as currently in effect.

4.39*	Translation of Executed Form of Equity Option Agreement, dated as of February 15, 2012, among Reshuffle Technology, Beijing Tixian and the shareholders of Beijing Tixian, as currently in effect.

4.40*	Translation of Executed Form of Loan Agreement, dated as of December 1, 2011, among Reshuffle Technology and the shareholders of Beijing Tixian, as currently in effect.

8.1*	List of Significant Consolidated Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of TransAsia Lawyers

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Scheme Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*                                         Filed with this annual report on Form 20-F.

**                                  Furnished with this annual report on Form 20-F.

***                           To be furnished by an amendment to Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Youku Tudou Inc.

	By:	/s/ Victor Wing Cheung Koo
		Name:	Victor Wing Cheung Koo
		Title:	Chairman of the Board of Directors
Chief Executive Officer

Date: April 26, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Youku Tudou Inc.

We have audited the accompanying consolidated balance sheets of Youku Tudou Inc. (the “Company”)  as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Youku Tudou Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Youku Tudou Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 26, 2013

Report of independent registered public accounting firm

The Board of Directors and Shareholders

Youku Tudou Inc.

We have audited Youku Tudou Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Youku Tudou Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Tudou Holdings Limited, which is included in the 2012 consolidated financial statements of Youku Tudou Inc. and constituted RMB5,869.2 million and RMB5,250.1 million of total and net assets, respectively, as of December 31, 2012 and RMB195.7 million and RMB157.4 million of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Youku Tudou Inc. also did not include an evaluation of the internal control over financial reporting of Tudou Holdings Limited.

In our opinion, Youku Tudou Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Youku Tudou Inc. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive loss, shareholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012 of Youku Tudou Inc. and our report dated April 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 26, 2013

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2012

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2011	2012	2012
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		2,292,538	1,655,857	265,783
Restricted cash (including restricted cash of the Consolidated Affiliated Entities that may only be used to settle obligations of the Consolidated Affiliated Entities of RMB nil and RMB9,003 (US$1,445) as of December 31, 2011 and 2012, respectively)		—	9,003	1,445
Short-term investments		1,400,858	2,110,073	338,690
Accounts receivable (net of allowance for doubtful accounts of RMB3,032 and RMB12,919 (US$2,074) as of December 31, 2011 and 2012, respectively)	4	420,706	932,796	149,724
Intangible assets, net	6	16,078	19,607	3,147
Amounts due from related party	21	768	—	—
Deferred tax assets	12	—	10,470	1,681
Prepayments and other assets	5	16,832	64,909	10,418

Total current assets		4,147,780	4,802,715	770,888
Non-current assets:
Property and equipment, net	8	96,567	200,681	32,212
Long-term investment in related party	21	1,707	—	—
Intangible assets, net	6	211,978	1,304,923	209,455
Capitalized content production costs		7,782	—	—
Amounts due from related party	21	65,352	—	—
Prepayments and other assets	5	144,392	229,185	36,787
Goodwill	7	—	4,255,570	683,066

Total non-current assets		527,778	5,990,359	961,520

TOTAL ASSETS		4,675,558	10,793,074	1,732,408

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB36,954 and RMB114,044 (US$18,305) as of December 31, 2011 and 2012, respectively)		57,276	181,878	29,193
Advances from customers (including advances from customers of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB3,140 and RMB21,603 (US$3,468) as of December 31, 2011 and 2012, respectively)		3,140	21,603	3,468
Amounts due to related party	21	2,794	—	—
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB308,657 and RMB867,128 (US$139,184) as of December 31, 2011 and 2012, respectively)	9	390,607	981,353	157,518
Current portion of long-term debt	10	9,182	7,441	1,194

Total current liabilities		462,999	1,192,275	191,373
Non-current liabilities:
Deferred tax liability (including deferred tax liability of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB nil and RMB224,198 (US$35,986) as of December 31, 2011 and 2012, respectively)	12	—	224,374	36,015
Other liabilities		—	19,552	3,138
Long-term debt		7,382	—	—

Total non-current liabilities		7,382	243,926	39,153
Total liabilities		470,381	1,436,201	230,526
Commitments and contingencies	14

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS—continued

AS OF DECEMBER 31, 2011 AND 2012

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2011	2012	2012
		RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value, 9,340,238,793 authorized, 1,395,435,339 and 2,286,643,502 issued and outstanding as of December 31, 2011 and 2012, respectively)	17	93	149	24
Class B ordinary shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 659,561,893 issued and outstanding as of December 31, 2011 and 2012, respectively)	17	49	49	8
Additional paid-in capital		5,185,257	10,768,204	1,728,416
Statutory reserves	18	—	1,500	241
Accumulated deficit	18	(871,644)	(1,297,147)	(208,207)
Accumulated other comprehensive loss		(108,578)	(115,882)	(18,600)

Total shareholders’ equity		4,205,177	9,356,873	1,501,882

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,675,558	10,793,074	1,732,408

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Years ended December 31,
	Notes	2010	2011	2012	2012
		RMB	RMB	RMB	US$
Net revenues (including sublicensing revenues from a related party amounting to RMB5,594, RMB768, and RMB nil for 2010, 2011 and 2012, respectively)		387,097	897,624	1,795,575	288,210
Cost of revenues	11	(350,830)	(697,337)	(1,499,536)	(240,692)

Gross profit		36,267	200,287	296,039	47,518

Operating expenses:
Product development		(31,287)	(72,573)	(172,885)	(27,750)
Sales and marketing		(130,238)	(230,475)	(363,707)	(58,378)
General and administrative		(28,957)	(80,529)	(238,112)	(38,220)

Total operating expenses		(190,482)	(383,577)	(774,704)	(124,348)

Loss from operations		(154,215)	(183,290)	(478,665)	(76,830)
Interest income		1,170	23,693	45,478	7,299
Interest expenses	10	(7,440)	(6,825)	(3,989)	(640)
Change in fair value of warrant liability		(44,268)	—	—	—
Other income (loss), net		69	(5,682)	9,757	1,566

Loss before income taxes		(204,684)	(172,104)	(427,419)	(68,605)
Income tax benefit	12	—	—	3,416	548

Net loss		(204,684)	(172,104)	(424,003)	(68,057)

Net loss per share, basic and diluted	19	(0.44)	(0.09)	(0.18)	(0.03)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted		(7.90)	(1.55)	(3.20)	(0.51)
Shares used in computation, basic and diluted	19	466,340,541	1,992,923,515	2,386,474,188	2,386,474,188
ADS used in computation, basic and diluted		25,907,808	110,717,973	132,581,899	132,581,899
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment		(11,094)	(94,225)	(7,304)	(1,173)
Comprehensive loss attributable to ordinary shareholders		(215,778)	(266,329)	(431,307)	(69,230)

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 and 2012

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total shareholders’ equity
	Shares	Amount	Shares	Amount	capital	reserves	loss	deficit	(deficit)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2010			365,000,000	30	12,473	—	(3,259)	(494,856)	(485,612)

Net loss								(204,684)	(204,684)
Other comprehensive loss							(11,094)		(11,094)

Exercise of stock options					165				165
Share-based compensation					11,990				11,990
Issuance of ordinary shares upon initial public offering (“IPO”), net of IPO costs	328,047,390	21			1,439,387				1,439,408
Conversion of convertible redeemable preferred shares into ordinary shares upon IPO	895,261,758	60	294,761,207	19	1,102,246				1,102,325
Reclassification of warrant liability into ordinary shares upon IPO	12,452,848	1			58,989				58,990

Balances at December 31, 2010	1,235,761,996	82	659,761,207	49	2,625,250		(14,353)	(699,540)	1,911,488
Net loss								(172,104)	(172,104)
Other comprehensive loss							(94,225)		(94,225)

Exercise of stock options	9,894,029	1			4,741				4,742
Share-based compensation					47,494				47,494
Issuance of ordinary shares upon secondary offering, net of offering costs	149,580,000	10			2,507,772				2,507,782
Conversion of Class B to Class A ordinary shares	199,314	—	(199,314)	—	—				—

Balances at December 31, 2011	1,395,435,339	93	659,561,893	49	5,185,257		(108,578)	(871,644)	4,205,177
Net loss								(424,003)	(424,003)
Other comprehensive loss							(7,304)		(7,304)

Statutory reserves						1,500		(1,500)	—
Exercise of stock options	50,896,710	2			23,166				23,168
Share-based compensation					118,218				118,218
Issuance of shares as purchase consideration for acquired subsidiaries	840,311,453	54			5,441,563				5,441,617

Balances at December 31, 2012	2,286,643,502	149	659,561,893	49	10,768,204	1,500	(115,882)	(1,297,147)	9,356,873

Balances at December 31, 2012, in US$		24		8	1,728,416	241	(18,600)	(208,207)	1,501,882

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	Years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(204,684)	(172,104)	(424,003)	(68,057)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	42,691	45,670	81,609	13,099
Bad debt expense	994	1,509	9,887	1,587
Amortization of intangible assets and capitalized content production costs	44,530	166,576	416,396	66,836
Amortization of long-term debt discounts	2,504	3,496	1,928	309
Loss (gain) on disposal of property and equipment	19	(18)	52	8
Foreign exchange loss	—	5,624	469	75
Share-based compensation	11,990	47,494	118,218	18,975
Change in fair value of warrant liability	44,268	—	—	—
Gain from remeasurement of previously held investment in acquired subsidiary (Note 3)	—	—	(3,344)	(537)
Deferred income tax benefit	—	—	(9,953)	(1,598)
Changes in operating assets and liabilities, net of acquisition:
Restricted cash	—	—	(9,003)	(1,445)
Accounts receivable	(140,279)	(207,970)	(223,772)	(35,918)
Amounts due from related party	(2,000)	1,232	—	—
Prepayments and other assets	(1,457)	(15,875)	20,182	3,240
Capitalized content production costs	(196)	(11,415)	(9,891)	(1,588)
Accounts payable	(39)	(252)	(39,023)	(6,264)
Advances from customers	(1,906)	1,836	(7,244)	(1,162)
Accrued expenses and other liabilities	97,541	198,067	214,912	34,498
Net cash provided by (used in) operating activities	(106,024)	63,870	137,420	22,058
Cash flows from investing activities:
Acquisition of property and equipment	(45,987)	(84,855)	(90,204)	(14,479)
Deposit for acquisition of equity interest in related party	(1,707)	—	—	—
Proceeds received from maturity of short-term investments	34,000	1,199,221	2,826,023	453,608
Short-term investments placed with financial institutions	(34,000)	(2,597,038)	(3,536,711)	(567,681)
Proceeds from disposal of property and equipment	4	24	9	1
Cash acquired, net of cash paid for acquired subsidiaries	—	—	378,666	60,780
Acquisition of intangible assets from related party	(17,092)	(114,511)	—	—
Acquisition of intangible assets	(72,058)	(376,256)	(361,976)	(58,101)
Net cash used in investing activities	(136,840)	(1,973,415)	(784,193)	(125,872)
Cash flows from financing activities:
Proceeds from issuance of Series F Preferred Shares	334,985	—	—	—
Drawdown of long-term debt	33,875	—	—	—
Exercise of employee stock options	165	4,647	22,485	3,609
Decrease in restricted cash (Note 3)	—	—	38,069	6,110
Principal repayments on long-term debt	(26,620)	(27,107)	(11,145)	(1,789)
Principal repayments on short-term loan (Note 3)	—	—	(31,544)	(5,063)
Debt commitment fee paid	(136)	—	—	—
Proceeds from IPO and secondary offering activity, net of issuance costs	1,434,763	2,512,969	—	—
Payment of convertible redeemable preferred shares issuance costs	(13,259)	—	—	—

Net cash provided by financing activities	1,763,773	2,490,509	17,865	2,867
Effect of exchange rate changes on cash and cash equivalents	(11,094)	(99,849)	(7,773)	(1,248)

Net increase (decrease) in cash and cash equivalents	1,509,815	481,115	(636,681)	(102,195)
Cash and cash equivalents at beginning of the year	301,608	1,811,423	2,292,538	367,978

Cash and cash equivalents at end of the year	1,811,423	2,292,538	1,655,857	265,783

Supplemental disclosures of cash flow information:
Cash paid for interest	4,863	3,990	2,320	372
Cash paid for income tax	—	—	3,772	605
Non-cash consideration paid for business acquisitions	—	—	5,497,219	882,365
Acquisition of property and equipment included in accounts payable	12,225	6,126	12,065	1,937
Acquisition of intangible assets included in accounts payable and due to related party	23,164	53,944	155,464	24,954
Capitalized content production costs included in accrued expenses	507	1,498	—	—

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

1. ORGANIZATION AND BASIS OF PRESENTATION

Youku Inc. (“Youku”) was incorporated under the laws of the Cayman Islands on September 20, 2005. Youku was formerly known as 1Verge Inc. and changed its name to Youku.com Inc. on June 20, 2008. On October 18, 2011, Youku changed its legal name from Youku.com Inc. to Youku Inc. On March 11, 2012, Youku, Two Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Youku, and Tudou Holdings Limited (“Tudou”) entered into the agreement and plan of Merger (the “Merger Agreement”) for Tudou to combine with Youku in a 100% stock-for-stock transaction. On August 23, 2012, the merger (the “Merger”) between Tudou and Merger Sub was completed pursuant to the Merger Agreement. As a result of the Merger, Tudou has become a wholly owned subsidiary of Youku. Youku changed its legal name from Youku Inc. to Youku Tudou Inc. (the “Company”) at the effective time of the Merger.

Tudou was incorporated under the laws of Cayman Islands as a limited liability company on April 15, 2010. Tudou was incorporated as an investment holding company and has no significant assets or operations of its own, other than its investments in the wholly-owned subsidiaries and consolidated affiliated entities.

The Company, its wholly-owned subsidiaries, consolidated affiliated entities and its directly held wholly-owned subsidiaries (“Consolidated Affiliated Entities”) are hereinafter collectively referred to as the “Group”.

The Group provides online video sharing and distribution services, online advertising services and mobile value added services through its internet sites, www.youku.com and www.tudou.com. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly owned subsidiaries and Consolidated Affiliated Entities in the PRC.

As of December 31, 2012, the Company’s significant subsidiaries and Consolidated Affiliated Entities were as follows:

	Place of Incorporation	Date of Establishment /Acquisition	Percentage of Ownership	Principal Activities
Subsidiaries:

1Verge Internet Technology (Beijing) Co., Ltd. (“1Verge Internet”)	PRC	November 14, 2005	100%	Provision of general and administrative services to group companies

Jet Brilliant Limited (“Jet Brilliant”)	Hong Kong	Acquired on April 27, 2010	100%	Provision of general and administrative services to group companies

Beijing Jet Brilliant Advertising Co., Ltd. (“Jet Brilliant Beijing”), a wholly-owned subsidiary of Jet Brilliant	PRC	Acquired on April 27, 2010	100%	Advertising agency business

Youku Video (Xi’an) Media Technology Co., Ltd. (“Youku Xi’an”), a wholly-owned subsidiary of Jet Brilliant	PRC	August 1, 2011	100%	Provision of content scrutiny for compliance of content regulations

Trade Lead Investments Ltd. (“Trade Lead”)	BVI	January 6, 2012	100%	Copyright agency services

Tudou Holdings Limited (“Tudou”)	Cayman	Acquired on August 23, 2012	100%	Investment holding

StarCloud Media Co., Ltd.(“StarCloud”), a wholly-owned subsidiary of Tudou	BVI	Acquired on August 23, 2012	100%	Investment holding

Reshuffle Technology (Shanghai) Co., Ltd. (“Reshuffle Technology”), indirectly wholly-owned by StarCloud	PRC	Acquired on August 23, 2012	100%	Technology consulting and administrative services

Chuanxian Technology (Shanghai) Co., Ltd. (“Chuanxian”), indirectly wholly-owned by StarCloud	PRC	September 15, 2011	100%	Technology consulting services

Consolidated Affiliated Entities:

1Verge Information Technology (Beijing) Co., Ltd. (“1Verge Information”)	PRC	February 24, 2006	Nil	Online video sharing and distribution services, online advertising services, mobile value added services

Zhejiang Dongyang Tianshi Media Ltd. (“Tianshi”)	PRC	Acquired on January 6, 2012	Nil	Advertising agency, television production and cultural information consultation

Quan Toodou Network Science and Technology Co., Ltd. (“Quan Toodou”)	PRC	Acquired on August 23, 2012	Nil	Online advertising operations

Shanghai Quan Toodou Cultural Communication Co., Ltd. (“Toodou Cultural”), a wholly-owned subsidiary of Quan Toodou	PRC	Acquired on August 23, 2012	Nil	Advertising production and operations

In April 2010, the Company acquired 100% of the equity interest of Jet Brilliant, a Hong Kong company which wholly owns Jet Brilliant Beijing, an advertising company established in Beijing.

In August 2011, the Company established Youku Xi’an, a wholly owned subsidiary of the Company, which mainly engages in content scrutiny for compliance of content regulations.

On January 6, 2012, as an existing holder of 5% equity interest in Trade Lead and Tianshi, the Company completed the acquisition of the remaining 95% equity interest in Trade Lead and Tianshi (Note 3). On the acquisition date, Youku and 1Verge Internet entered into a series of contractual arrangements with Tianshi and the respective shareholders of Tianshi, Ms. Wen Lu and Ms. Qiong Hu, both employees of the Company.

On August 23, 2012, upon completion of the Merger, Tudou and Reshuffle Technology, entered into a series of contractual agreements with Quan Toodou and the respective shareholders of Quan Toodou, Ms. Qiong Qin, the wife of Youku’s founder and chief executive officer, Mr. Victor Koo, Mr. Wei Wang, the founder and chief executive officer of Tudou, and Ms. Zhiqi Wang, an employee of Tudou.

In November, 2012, Ms. Qiong Qin transferred 60% equity interest in 1Verge Information to Mr. Dele Liu, the Company’s director and president. As a result, Ms. Qiong Qin and Mr. Dele Liu held 20% and 80% of 1Verge Information respectively.

In January 2013, Mr. Wei Wang and Ms. Zhiqi Wang transferred 33.3% of their equity interest in Quan Toodou to Mr. Dele Liu and Mr. Zhou Yu, the senior vice president of the Company. As a result, Ms. Qiong Qin, Mr. Dele Liu and Mr. Zhou Yu held 66.7%, 15.3% and 18% of Quan Toodou respectively.

PRC laws and regulations prohibit or restrict foreign ownership of Internet content and online advertising businesses. To comply with these foreign ownership restrictions, the Group operates its websites and provides online video and online advertising services in the PRC through the Consolidated Affiliated Entities, the PRC legal entities that were established by the individuals authorized by the Group. The paid-in capital of the Consolidated Affiliated Entities was mainly funded by the Group through loans extended to the authorized individuals.

The principal terms of the series of contractual arrangements (“Contractual Agreements”) the Company entered into with its Consolidated Affiliated Entities and their respective shareholders are further described below:

Equity option agreements

Pursuant to the equity option agreements amongst 1Verge Internet, 1Verge Information and its shareholders, amended and restated in August 2010, the shareholders granted 1Verge Internet or its designated party, an exclusive irrevocable option to purchase, all or part of the equity interests held by its shareholders, when and to the extent permitted under PRC law, at an amount equal to either a) the amount of loans extended to the shareholders under the loan agreements mentioned below or b) the lowest price then permitted by PRC law in consideration of the cancellation of all or part of the loans extended to the shareholders under the loan agreements. Without the consent of 1Verge Internet or its designated party, the shareholders may not transfer, donate, pledge, or otherwise dispose of their equity shareholdings in any way. The agreement will remain in full force and effect until the earlier of (i) the date on which all of the equity interests in 1Verge Information has been acquired by 1Verge Internet or its designated party or (ii) upon the unilateral termination by 1Verge Internet or its designated party, by giving 30 days advance written notice of termination to the shareholders of 1Verge Information.

The equity option agreements were amended and restated in November 2012 amongst 1Verge Internet, 1Verge Information and its shareholders such that the Company became a party to the agreement and has been granted all the rights that 1Verge Internet has been granted under the agreement. In addition, the Company, at its sole discretion, has the right to decide whether the option and other rights granted under the agreement will be exercised by the Company, 1Verge Internet or its designated party. Any additional consideration paid to the shareholders to exercise the option in excess of the amount of loans extended to the shareholders under the loan agreement shall be returned to 1Verge Internet or its designated party after the completion of the equity interest transfer. To ensure that the cash flow requirements of 1Verge Information’s ordinary operations are met and/or to set off any losses that may be incurred, the Company is obligated, only to the extent permissible under PRC laws, to provide financing support to 1Verge Information, whether or not 1Verge Information actually incurs any such operational loss. The Company will not request repayment if 1Verge Information or its shareholders are unable to do so.

The equity option agreements entered amongst Tudou, Reshuffle Technology, Quan Toodou and its shareholders on August 23, 2012, contain terms substantially similar to the terms described above.

The equity option agreements entered amongst Youku, 1Verge Internet, Tianshi and its shareholders on January 6, 2012 contain terms substantially similar to the terms described above except the purchase consideration to be paid to the shareholders to acquire the equity interests in Tianshi shall be the lowest price then permitted by PRC law and Youku, 1Verge Internet or its designated party shall make payment of such price by cancelling all or a portion of the service fees, if any, due under the exclusive technical and consulting services agreement. If the Company, 1Verge Internet or its designated party is required by applicable laws or competent authorities to pay any consideration for the exercise of the options, the shareholders of Tianshi agree to return all of such consideration to 1Verge Internet or its designated party after the completion of such equity interest transfers.

Business operations agreements

Pursuant to the business operations agreement amongst 1Verge Internet, 1Verge Information and its shareholders, amended and restated in August 2010, 1Verge Information must appoint the persons designated by 1Verge Internet to be its executive director or directors, general manager, chief financial officer and any other senior officers. 1Verge Information agrees to accept the proposal provided by 1Verge Internet from time to time relating to employment, daily business and financial management. Without 1Verge Internet’s prior written consent, 1Verge Information shall not conduct any transaction which may materially affect its assets, obligations, rights or operations, including but not limited to, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or transfer of any rights or obligations under this agreement to a third party. The term of this agreement is ten years and will extend automatically for another ten year period unless 1Verge Internet provides written notice requesting no extension three months prior to the expiration date. 1Verge Internet may terminate the agreement at any time by providing 30 days advance written notice to 1Verge Information and to each of its shareholders. Neither 1Verge Information nor any of its shareholders may terminate this agreement prior to the expiration date or during the ten-year extension period.

The business operations agreement amongst 1Verge Internet, 1Verge Information and its shareholders was amended and restated in November 2012 such that the term of the agreement shall be automatically extended for successive ten year periods unless 1Verge Internet terminates the agreement by providing three months advance written notice prior to the expiration of a ten year term.

The business operations agreement entered amongst 1Verge Internet, Tianshi and its shareholders on January 6, 2012 and Reshuffle Technology, Quan Toodou and its shareholders on August 23, 2012, contain terms substantially similar to the terms described above.

Exclusive technical and consulting services agreements

Pursuant to the exclusive technical consulting and services agreement between 1Verge Internet and 1Verge Information, amended and restated in August 2010, 1Verge Internet has exclusive right to provide technical and consulting services in return for a service fee determined based on a set formula defined in the agreement. During the term of the agreement, 1Verge Internet has the right to adjust the service fee at its sole discretion without the consent of 1Verge Information. Without 1Verge Internet’s prior written consent, 1Verge Information shall not engage any third party for any of the technical and consulting services provided under this agreement. In addition, 1Verge Internet exclusively owns all intellectual property rights resulting from the agreement. The term of this agreement is ten years and will extend automatically for another ten year period unless 1Verge Internet gives a written notice terminating this agreement three months before the expiration date. 1Verge Information is not permitted to terminate the agreement prior to the expiration date, unless 1Verge Internet fails to comply with any of its obligations under the agreement and such failure renders the continued performance of this agreement impossible.

The exclusive technical consulting and services agreement was amended and restated in November 2012 such that 1Verge Internet may transfer its rights or obligations under this agreement to any third party without the consent of 1Verge Information, but shall inform 1Verge Information of the assignment.

The exclusive technical and consulting services agreement entered between 1Verge Internet and Tianshi on January 6, 2012 is substantially similar to the terms described above, except that the services provided by 1Verge Internet are relevant to the television drama, library management and other operations of Tianshi.

The exclusive technical and consulting services agreement entered between Reshuffle Technology and Quan Toodou on August 23, 2012, contain terms substantially similar to the exclusive technical and consulting services agreement between 1Verge Internet and 1Verge Information that is described above.

Loan agreements

Under the loan agreements between 1Verge Internet and the shareholders of 1Verge Information, amended and restated in August 2010, 1Verge Internet provided interest-free loans in several tranches with an aggregate amount of RMB20.0 million to the shareholders of 1Verge Information solely for the initial capitalization of 1Verge Information and subsequent financial requirements in 1Verge Information. The loans can be repaid only with the proceeds from the sale of all of the equity interest in 1Verge Information to 1Verge Internet or its designated representative(s). The term of each loan is ten years from the first withdrawal of such loan by 1Verge Information’s shareholders, and will be automatically extended for another ten years unless terminated by written notice from 1Verge Internet to the shareholders of 1Verge Information three months prior to the due date.

The loan agreements were amended and restated in November 2012 amongst 1Verge Internet, 1Verge Information and its shareholders, such that the term of each loan is changed to be ten years from the execution date of this agreement and shall be automatically extended for successive ten year periods unless terminated by written notice from 1Verge Internet to the shareholders of 1Verge Information three months prior to the due date.

The loan agreements between Reshuffle Technology and the shareholders of Quan Toodou contains terms substantially similar to the terms described above, except that the total amount of loans that may be extended to the shareholders of Quan Toodou is RMB150 million , of which RMB70 million has been extended as of December 31, 2012.

Power of attorney agreements

Pursuant to the power of attorney agreements, amended and restated in August 2010, the shareholders of 1Verge Information each irrevocably granted 1Verge Internet or any individual or entity designated by 1Verge Internet in writing as their attorney-in-fact, the rights to vote on their behalf on all matters of 1Verge Information requiting shareholder approval under PRC laws and regulations and 1Verge Information’s articles of association. This agreement will remain effective as long as the shareholders continue to hold equity interests in 1Verge Information.

The power of attorney agreements were amended and restated in November 2012. The shareholders of 1Verge Information each irrevocably granted any individual, appointed in writing by 1Verge Internet, who is approved by the Company as their attorney-in-fact, to vote on his/her behalf and exercise the full voting rights as the shareholder of 1Verge Information on all matters of 1Verge Information requiring shareholder approval under PRC laws and regulations and 1Verge Information’s articles of association. This agreement will remain effective as long as 1Verge Information exists. At the same time, 1Verge Internet passed a shareholders’ resolution indicating that all activities related to the powers and rights assigned pursuant to the power of attorney agreements shall be exercised at the direction and approval of the Company and the resolution will be effective for the same term as the power of attorney agreements.

The shareholders of Tianshi and Quan Toodou each granted an irrevocable power of attorney to 1Verge Internet effective January 6, 2012 and Reshuffle Technology effective August 23, 2012, respectively, with terms substantially similar to the terms describe above. At the same time, 1Verge Internet and Reshuffle Technology passed shareholders’ resolutions with respect to the power of attorney agreements for Tianshi and Quan Toodou with terms substantially similar to the terms described above.

Equity interest pledge agreements

Pursuant to the equity interest pledge agreements between 1Verge Internet and the shareholders of 1Verge Information, amended and restated August 2010 and November 2012, the shareholders of 1Verge Information pledge all of their equity interests in 1Verge Information to 1Verge internet, to guarantee 1Verge Information and its shareholders’ performance of their obligations under the amended and restated loan agreements, the amended and restated business operation agreement, the amended and restated exclusive technical and consulting services agreement and the amended and restated equity option agreements. If 1Verge Information and/or any of its shareholders breach their contractual obligations under this agreement, 1Verge Internet, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without 1Verge Internet’s prior written consent, shareholders of 1Verge Information shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice 1Verge Internet’s interests. During the term of this agreement, 1Verge Internet is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire on the earlier of (i) the date on which 1Verge Information and its shareholders have fully performed their obligations under the above-referred agreements; or (ii) 1Verge Internet enforces the pledge pursuant to the terms and conditions under this agreement, to fully satisfy its rights under such agreements.

The equity interest pledge agreements entered among 1Verge Internet and the shareholders of Tianshi on January 6, 2012 is substantially similar to the equity interest pledge agreements described above, except the guarantee scope of the equity interest pledge is limited to Tianshi and its shareholders’ performance of their obligations under the amended and restated exclusive technical and consulting services agreement, the amended and restated business operation agreement and the amended and restated equity option agreements.

The equity interest pledge agreements entered among Reshuffle Technology and the shareholders of Quan Toodou on August 23, 2012, is substantially similar to the terms described above, except that the guarantee scope of the equity interest pledge is limited to Quan Toodou and its shareholders’ performance of their obligations under the amended and restated loan agreements, the amended and restated exclusive technical and consulting services agreement, the amended and restated equity option agreements and the amended and restated business operation agreement.

Trademark license agreement and domain name license agreement

Pursuant to the trademark license and domain name license agreement between 1Verge Internet and1Verge Information, amended and restated August 2010, 1Verge Internet grants a non-exclusive and non-transferable license, without sublicense rights, to 1Verge Information to use its trademarks and domain names. 1Verge Information may only use the trademarks and the domain names in its own business operations. The license fee under each agreement is 5% of the total revenue of 1Verge Information. In addition, 1Verge Internet may reduce or exempt 1Verge Information all or part of the license fee. The term of this agreement is ten years and will extend for successive ten year periods upon agreement of both parties.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the Consolidated Affiliated Entities through the irrevocable power of attorney agreements, whereby the shareholders of the Consolidated Affiliated Entities effectively assigned all of their voting rights underlying their equity interest to any individual appointed by 1Verge Internet and Reshuffle Technology, the exercise of which will be at the direction and approval of the Company and Tudou, respectively. In addition, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and receive substantially all of the economic benefits of the Consolidated Affiliated Entities directly or through 1Verge Internet and Reshuffle Technology, pursuant to the  amended and restated equity option agreements and the amended and restated exclusive consulting and technical services agreements, respectively. Thus, the Company is considered the primary beneficiary of 1Verge Information and Tianshi and Tudou is considered the primary beneficiary of Quan Toodou (“Primary Beneficiaries”). As a result of the above, the Company consolidates the Consolidated Affiliated Entities in accordance with Accounting Standards Codification (“ASC”) Subtopic 810-10 (“ASC 810-10”) Consolidation: Overall.

In November 2012, 1Verge Internet ceased to be, and the Company became, the primary beneficiary of 1Verge Information, as the Company committed to provide unlimited financial support to 1Verge Information pursuant to the amended and restated equity option agreements and 1Verge Internet passed a shareholder’s resolution indicating that all activities related to the power and rights assigned pursuant to the power of attorney agreements shall be exercised at the direction and approval of the Company.

The Company, in consultation with its PRC counsel, believes that (i) the ownership structure of the Consolidated Affiliated Entities does not violate, breach, contravene or conflict with any applicable PRC laws; and (ii) each of the Contractual Agreements amongst the Primary Beneficiaries, 1Verge Internet, Reshuffle Technology, the Consolidated Affiliated Entities and their respective shareholders that are governed by PRC laws constitutes a legal, valid and binding obligation of the parties thereto and does not violate any requirements of PRC laws.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of any future PRC laws or regulations and could limit the Company’s ability, through the Primary Beneficiaries, to enforce its rights under these Contractual Agreements. Furthermore, shareholders of the Consolidated Affiliated Entities may not act in the best interests of the Company or may not perform their obligations under the above mentioned agreements. Such risks exist throughout the period in which the Company intends to operate its business through Contractual Agreements with the Consolidated Affiliated Entities.

In addition, if the current structure or any of the Contractual Agreements were found to be in violation of any existing or future PRC laws, the Company may be subject to penalties, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Company’s right to collect revenues, blocking of the Company’s websites, being required to restructure its operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its business.

The following table sets forth the assets and liabilities of the Consolidated Affiliated Entities included in the Company’s consolidated balance sheets:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$

Current	565,584	1,385,485	222,386
Non-current	279,038	1,164,261	186,877
Total assets	844,622	2,549,746	409,263

Current	348,751	1,002,775	160,957
Non-current	—	224,198	35,986
Total liabilities	348,751	1,226,973	196,943

The financial performance of the Consolidated Affiliated Entities is as follows:

	Years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Net revenues	387,097	889,144	1,950,624	313,097
Net income (loss)	(93,664)	81,166	426,618	68,477

As of December 31, 2012, there was no pledge or collateralization of the assets of the Consolidated Affiliated Entities and the Primary Beneficiaries have not provided any financial support that it was not previously contractually required to. Restricted cash of RMB9,003 (US$1,445) may only be used to settle the obligations of the Consolidated Affiliated Entities. Creditors of the Consolidated Affiliated Entities have no recourse to the general credit of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and Consolidated Affiliated Entities in which it has a controlling financial interest. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the Consolidated Affiliated Entities through its rights to all the residual benefits of the Consolidated Affiliated Entities and its obligation to fund losses of the Consolidated Affiliated Entities then the entity is consolidated. All significant intercompany balances and transactions between the Company, its subsidiaries and Consolidated Affiliated Entities have been eliminated in consolidation. The Company has included the results of operations of acquired businesses from the respective dates of acquisition.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the accounts receivable allowance, amortization of intangible assets and capitalized content costs, recoverability and useful lives of long-lived assets, consumption patterns for licensed copyrights and user generated content, recoverability of the carrying values of goodwill and indefinite lived intangible assets, fair values of stock options to purchase the Company’s ordinary shares, forfeiture rates for options and restricted stock (units) granted, allocation of purchase price to identifiable assets and liabilities acquired in business combinations, accrual of sales commissions to third-party advertising agencies, deferred tax valuation allowance and income tax uncertainties, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Convenience translation

Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.2301 on December 31, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

Foreign currency translation and transactions

The Company’s functional currency is the US$. The Company’s subsidiaries and Consolidated Affiliated Entities determined their functional currencies based on the criteria of ASC subtopic 830-10, Foreign Currency Matters: Overall. The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position, respectively. Translation differences are recorded in accumulated other comprehensive loss, a component of shareholders’ equity. The Company uses the RMB as its reporting currency.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the balance sheet date. The foreign exchange losses included in the consolidated statements of comprehensive loss for the years ended December 31, 2010, 2011 and 2012 were RMB7, RMB5,949 and RMB2,619 (US$420), respectively.

Fair value measurements

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, amounts due to/from related party, accounts payable and long-term debt. The carrying values of these financial instruments, other than long-term debt, approximate their fair values due to their short-term maturities. The carrying value of long-term debt also approximates its fair value as it is due for repayment in 2013.

ASC 820, Fair Value Measurements and Disclosures, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2—Include other inputs that are directly or indirectly observable in the marketplace

Level 3—Unobservable inputs which are supported by little or no market activity

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company has no assets or liabilities measured at fair value on a recurring or non-recurring basis using significant observable inputs (Level 2) or significant unobservable inputs (Level 3) for the years ended December 31, 2011 and 2012, respectively.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

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

During the years ended December 31, 2010, 2011 and 2012, the Company recorded interest income from short-term investments of RMB337, RMB15,535 and RMB 33,253 (US$5,337) in the consolidated statements of comprehensive loss, respectively.

The short-term investments balance was RMB1,400,858 and RMB2,110,073 (US$338,690) as of December 31, 2011 and 2012.

Restricted cash

Restricted cash is restricted as to usage based on contracts entered into with third parties. The restricted cash balance was nil and RMB9,003 (US$1,445) as of December 31, 2011 and 2012.

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

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful life of the assets are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

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

Long term investment

As of December 31, 2011, long term investment relates to a 5% equity investment in Trade Lead and Tianshi, privately-held companies. Since Youku did not have significant influence over the equity investment as of December 31, 2011, the cost method of accounting was used. In January 2012, Youku purchased the remaining 95% of equity interest of Trade Lead and Tianshi (Note 3).

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

Cash outflows for capitalized content production costs are presented as cash flows from operating activities in accordance with ASC 926-230-45, Entertainment—Films, Other Presentation Matters. The prior year comparative cash flow statements have been corrected to be comparative to the current year presentation.

Non-episodic film costs

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

Episodic film costs

Due to the uncertainty of making reliable estimates, for episodic films, estimates of ultimate revenues are limited to the amount of revenue contracted for each episode. Accordingly, production costs incurred in excess of the amount of revenue contracted for each episode are expensed as incurred on an episode-by-episode basis.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

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

Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles — Goodwill and Other — Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Company determines its reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where segment management regularly reviews the operating results of that component. Prior to the acquisitions (Note 3), the Company had one reporting unit because no discrete financial information was available below the consolidated level. Subsequent to the acquisitions of Trade Lead (including Tianshi) and Tudou, the Company continues to have one reporting unit at the Group level as the operating results of Trade Lead (including Tianshi) and Tudou are not regularly reviewed by segment management.

Goodwill is tested for impairment on October 1 in each year. We adopted ASU No. 2012- 02, Intangibles — Goodwill and Other (Topic 350), Goodwill for Impairment, pursuant to which we can elect to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In 2012, we elected to use the two-step process required by ASC 350-20 to perform the annual impairment test. First, the Company reviews the carrying amount of the reporting unit compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The Company determines the implied fair value of goodwill by deducting the fair values of identifiable assets and liabilities from the fair value of the reporting unit. The fair value of identifiable assets and liabilities are determined using the discounted cash flow analysis. Such analysis is based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. If the implied fair value of the reporting unit goodwill is lower than it carrying amount, goodwill of the reporting unit is impaired and is written down to its implied fair value. There has been no impairment of goodwill in any of the years presented.

Intangible assets

Licensed copyrights relate to titles to movies, television series and other video content acquired from external parties. Licensed copyrights are amortized using an accelerated method based on consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. The amortization of licensed video content other than movies and television series is on a straight-line basis, as the consumption pattern based on historical viewing data supports this method.

The advertising license is amortized using the straight-line method over the remaining term of the license.

The intangible assets acquired in the Merger, namely technology, customer relationships, non-compete agreement, user generated content, licensed copyrights and domain name, trademark and online video license, are recognized and measured at the fair value as of the acquisition date.

The technology and customer relationships are amortized using the straight-line method over the estimated useful life. The non-compete agreement is amortized using the straight-line method over the contractual period. The user generated content is amortized using an accelerated method over the estimated useful life, which is expected to be two years.

As of December 31, 2012, intangible assets have weighted-average useful lives as follows:

Licensed copyrights	2.56 years
Advertising license	28 years
Technology	5 years
Non-compete agreement	3 years
Customer relationships	5 years
User generated content	2 years
Domain name, trademark and online video license	indefinite

Intangible assets with definite useful lives are carried at cost less accumulated amortization.

Domain name, trademark and online video license may be renewed indefinitely at little cost and the Company intends to renew the domain name, trademark and online video license indefinitely. Intangible assets with an indefinite useful life are not amortized, instead, they are tested for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. The Company assess indefinite-lived intangible assets for impairment in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles — Goodwill and Other — General Intangibles Other than Goodwill on October 1 of each year. The Company early adopted ASU No. 2012- 02, Intangibles — Goodwill and Other (Topic 350), Testing Indefinite-Lived Intangible Assets for Impairment in 2012 and first performs a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If it is more likely than not the fair value of such an asset exceeds its carrying value, the Company would not need to calculate the fair value of the asset that year. However, if the Company concludes otherwise, a quantitative impairment test is performed. The quantitative impairment test consists of calculating the fair value of the asset and comparing it to the carrying amount. If the carrying amount exceeds its fair value, an impairment loss equal to that excess will be recognized. There has been no impairment charges realized on the Company’s indefinite-lived intangible assets in any of the years presented.

Impairment of Long-Lived Assets Other Than Goodwill

The Company evaluates long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Property, Plant and Equipment: Overall. When such events occur, the Company assesses the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the eventual disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying value of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of its carrying value or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

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

Revenue from online advertising services

Advertising contracts are signed to establish the fixed contract price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its web pages in different formats, including but not limited to video, banners, links, logos and buttons. The Group makes a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all other revenue recognition criteria are met. For contracts where the Group provides customers with marketing services that contain multiple deliverables (e.g., advertisements in different formats to be delivered over different periods of time), the Group recognizes revenue pursuant to ASC subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements, as amended by Accounting Standards Update No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements, which was adopted by the Company on January 1, 2011. ASU 2009-13 requires the Group to allocate revenue to arrangement deliverables using the relative selling price method. The Group limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future undelivered items. Due to the nature of the Group’s advertisement arrangements, wherein revenue is contingent upon the delivery of undelivered items, revenue is recognized ratably over the performance period of the last deliverable in the arrangement. Revenue is deferred when non-refundable payments are received from customers prior to satisfaction of revenue recognition criteria discussed above.

Revenue from sub-licensing

The Group also generates revenues from sub-licensing content licensed from third party vendors. The exclusive licensing agreement the Group enters into with the vendors has a definitive license period and gives the Group rights to sublicense these contents to other third parties. The Group enters into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. The Company receives a fixed amount of the sub-license fee upfront under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying disk to the sub-licensee (which is provided at or before the beginning of the sub-license period). In accordance with ASC subtopic 926-605, Entertainment-Films, Revenue Recognition, the Group recognizes the amount of the sub-license fee as revenue at the beginning of the sub-license period only when the Company meets all the following criteria: persuasive evidence of a sub-licensing arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sub-license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. The Group recognized sub-licensing revenues of RMB7,890, RMB31,486 and RMB96,091 (US$15,424) for the years ended December 31, 2010, 2011 and 2012, respectively.

Revenue from mobile value-added services (“MVAS”)

The Group generates revenue from MVAS through partnership agreements with third party mobile network operators. The Group provides video clips to mobile network operators for its mobile phone users. Users pay a monthly subscription fee to the mobile network operator for access to the video channel or pay on a per-clip download basis, and the Group shares the fees collected by the mobile network operator for such services. MVAS revenue is generally recognized when the Group receives monthly statements from the mobile network operators indicating the transaction volume generated by its mobile phone users that are subject to revenue share with the Group. For smaller mobile network operators, the Group defers revenue recognition until cash is received.

Revenues from MVAS represent only the Group’s share of the revenues to be received from the mobile network operators, i.e. recorded on a net basis. The Group is not the primary obligor in the arrangement, nor does it enter into contracts with end customers or has the price setting capabilities, rather the Group provides the content to the mobile network operators in accordance with the operator’s overall strategy and requirements.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Barter transactions

The Group enters into cross-promotional agreements, which represent advertising-for-advertising barter transactions, and follows ASC subtopic 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. The volume of such transactions was not significant.

The Group enters into nonmonetary transactions to exchange online broadcasting rights of video content with other online video broadcasting companies from time to time. The exchanged content provides rights for each respective party only to broadcast the content received on its own website; though, each party retains the right to continue broadcasting and / or sub-license the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges in accordance with ASC 845, Nonmonetary Transactions. The exchange of online broadcasting rights of video content is similar to the exchange of inventory since both parties use the exchanged content in the same line of business to facilitate advertising sales to customers who are not parties to the exchange. As a result, the Group records these nonmonetary exchanges at the carrying values of the broadcasting rights given up, which is nil, with no resulting gain or loss being recognized.

Commissions to third-party advertising agencies

The Group provides cash incentives in the form of commissions to certain third-party advertising agencies based on volume and performance, and accounts for such incentives in accordance with ASC subtopic 605-50-25, Revenue Recognition: Customer Payments and Incentives. The Group accounts for cash consideration given to agencies for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value as a reduction of revenue. The Group has estimated and recorded commissions to third-party advertising agencies as follows:

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Commissions to third-party advertising agencies	86,602	180,644	442,663	71,052

Value-added tax and business tax

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot program for the collection of value added tax in lieu of business tax (“VAT reform program”), which change the charge of sales tax from business tax to value added tax (“VAT”) for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing in 2012. Entities located in Shanghai and Beijing fall within the scope of the pilot program and have been recognized as VAT general taxpayers since January 1, 2012 and September 1, 2012, respectively, the effective time of the pilot program in each of the regions. Prior to the implementation of the pilot VAT reform program, revenues generated from online advertising services and other services were subject to business tax, surcharges and cultural business construction fee totaling 8.6% of revenues before deduction for commissions to agencies. From the applicable effective time onwards, online advertising services provided by these entities were subject to VAT at a rate of 6% plus 12% surcharges on VAT and 3% cultural business construction fee on revenues derived from online advertising services.

VAT and business tax for the years ended December 31, 2010, 2011 and 2012 of RMB38,472, RMB90,215 and RMB169,283 (US$ 27,172), respectively, were recorded in cost of revenues in the consolidated statements of comprehensive loss (Note 11).

Advertising expenses

Advertising expenses, primarily advertisements through media publication are included in “Sales and marketing” and are expensed when incurred. Advertising expense for the years ended December 31, 2010, 2011 and 2012 were RMB15,790, RMB40,290 and RMB42,748 (US$6,862), respectively.

Product development expenses

Product development expenses consist primarily of personnel-related expenses (including shared-based compensation cost) incurred for the development of, enhancement to, and maintenance of the Group’s websites as well as costs associated with new product development and enhancement. Depreciation expenses and other operating costs are also included in product development expenses. The Group recognizes product development costs as expense when incurred.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with certain operating conditions, the amounts are recorded as “deferred government grants” (Note 9) when received and will be recorded as operating income when the conditions are met. Government subsidies recognized as other income for the years ended December 31, 2010, 2011 and 2012 was RMB nil, RMB nil and RMB4,426 (US$710), respectively.

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group had no capital leases for the years ended December 31, 2010, 2011 and 2012.

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. The Group has elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss.

The Group applies the provisions of ASC subtopic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The Group recognizes in its consolidated financial statements the benefit of a tax position if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group’s estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. As each audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement estimates with regard to changes in individual tax position. Changes in recognition and measurement estimates are recognized in the period which the change occurs.

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

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Share-based compensation

Options and restricted stock units granted to employees

The Group has accounted for share-based compensation in accordance with ASC subtopic 718-10 (“ASC 718-10”), Compensation-Stock Compensation: Overall, for share-based payment transactions with employees. Under the fair value recognition provisions of ASC 718-10, share-based compensation costs are measured at the grant date. The Group has elected to recognize share-based compensation costs using the straight-line method over the requisite service period with a graded vesting schedule, provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options and restricted stock units that are vested at that date. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation costs are recorded net of estimated forfeiture such that expense was recorded only for those options and restricted stock units that are expected to vest.

Options and restricted stock units granted to non-employees

The Group has accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718-10 and ASC subtopic 505-50, Equity: Equity-based Payments to Non-Employees. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date in which the counterparty’s performance is completed. Options and restricted stock units granted to non-employees were not material to the Company’s consolidated results of operations.

Concentration of risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2012, the Group has RMB1,655,857 (US$265,783) in cash and cash equivalents and RMB9,003 (US$1,445) in restricted cash, which is held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. Since the global financial crisis beginning in the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for doubtful accounts and actual losses have generally been within management’s expectations. Top five customers accounted for 36% of gross accounts receivable as of December 31, 2012 (2011: 42%) with 13%, 7%, 7%, 5% and 4%, respectively. For the years ended December 31, 2010, 2011 and 2012, no customer accounted for greater than 10% of net revenues.

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

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

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

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in U.S. dollars. The functional currency of the Company is the U.S. dollar, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of RMB against the U.S. dollar was approximately 1.0% in 2012. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

For the years ended December 31, 2010, 2011 and 2012, the net foreign currency translation loss resulting from the translation of the U.S. dollar functional currency to the RMB reporting currency recorded in other comprehensive loss was RMB11,094, RMB94,225 and RMB7,304 (US$1,173), respectively.

Segment reporting

In accordance with ASC subtopic 280-10, Segment Reporting: Overall, the Group’s chief operating decision maker has been identified as the Chief Executive Officer,   who reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC topic 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive loss. The Company adopted ASU No. 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220), Presentation of Comprehensive Income, in the year ended December 31, 2012 by presenting items of net income (loss) and other comprehensive loss in the consolidated statements of comprehensive income (loss). Prior years’ comparative information has been rearranged to conform to the presentation in accordance with ASU 2011-05.

Comparative information

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

Recent accounting pronouncements

In October 2012, the Emerging Issues Task Force (“EITF”) issued ASU No. 2012- 07, Entertainment — Films (Topic 926), Accounting for Fair Value Information That Arises after the Measurement Date and Its Inclusion in the Impairment Analysis of Unamortized Film Costs. The final consensus removes the rebuttable presumption which stipulated in ASC 926-20, Entertainment — Films, Other Assets — Film Costs, so that only information that is known or knowable by market participants as of the measurement date would be incorporated into the fair value measurement used in that impairment analysis of unamortized film costs. The final consensus is effective for SEC filers for impairment tests performed on or after December 15, 2012. The Company is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

In February 2013, the FASB issued ASU No. 2013-02 (“ASU 2013-02”), Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which is intended to improve the reporting of reclassifications out of accumulated other comprehensive income. It does not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the standard requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012, with early adoption permitted. The Company will adopt ASU 2013-02 beginning January 1, 2013 and does not expect the adoption to have a material impact on its consolidated financial statements.

3. BUSINESS COMBINATIONS

Trade Lead and Tianshi Acquisition

On January 6, 2012 (“the acquisition date”), the Company completed the acquisition of the remaining 95% equity interest in Trade Lead and Tianshi, a PRC domestic company owned by principal owners of Trade Lead, for a total purchase price of RMB112,936 (US$18,127), which was settled by cash consideration of RMB78,869 (US$12,659) and 6,202,179 Class A ordinary shares of the Company. In addition, the consideration transferred includes the effective settlement of amounts payable by Youku to Trade Lead and Tianshi of RMB47,071 (US$7,556) and the acquisition-date fair value of the 5% equity interest in Trade Lead and Tianshi previously held by the Company of RMB5,051 (US$811). The net gain arising from the re-measurement of the existing carrying value of investment to fair value amounted to RMB3,344 (US$537) and was included in “Other income (loss), net” in the consolidated statements of comprehensive loss. There was no gain or loss recognized from the effective settlement of pre-existing relationships between Youku, Trade Lead and Tianshi.

On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

	RMB	US$
Cash and cash equivalents	53,091	8,522
Tangible assets acquired	88,888	14,268
Intangible assets	6,391	1,026
Goodwill	73,688	11,828
Liabilities assumed	(56,194)	(9,021)
Deferred tax liabilities	(806)	(129)
Total consideration	165,058	26,494

The excess of purchase price over tangible assets, identifiable intangible assets and liabilities assumed was recorded as goodwill. None of the goodwill is expected to be deductible for income tax purposes. The acquired identifiable intangible assets were valued using an income approach known as the multi-period excess earnings method. For the year ended December 31, 2012, no significant measurement period adjustments were recorded.

Total identifiable intangible assets acquired mainly include sales backlog of RMB5,821 (US$934) and TV episodes library of RMB570 (US$92), which have an estimated average useful life of one year. Total goodwill of RMB73,688 (US$11,828) primarily represents expected synergies from combining the operations of the Company, Trade Lead and Tianshi, which are complementary to each other.

The Company recognized RMB1,140 (US$183) of acquisition-related costs which were included in general and administrative expenses for the year ended December 31, 2012.

The actual results of operation after the acquisition date and pro forma results of operations for the acquisition have not been presented because the effects were not material.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Tudou Acquisition

On August 23, 2012, Youku announced the completion of the Merger between Tudou and Merger Sub pursuant to the Merger Agreement. Tudou was one of the leading Internet video companies in the PRC providing premium licensed content, user generated content and original in-house produced content. Each of Tudou’s Class A ordinary shares and Class B ordinary shares (not including Tudou Class B ordinary shares represented by Tudou ADSs) issued and outstanding immediately prior to the effective time of the closing of the Merger has been cancelled in exchange for the right to receive 7.177 Class A ordinary shares of Youku, and each of Tudou’s ADSs representing four Tudou Class B ordinary shares had been surrendered in exchange for the right to receive 1.595 of Youku ADSs, each of which represents 18 Class A ordinary shares of Youku.

Youku completed the acquisition of Tudou on August 23, 2012, the date on which control was obtained to govern the financial and operating policies of Tudou and obtain benefits from its activities. Youku is identified as the accounting acquirer since shareholders of Youku held a controlling interest in the combined entity after the Merger, Youku’s former management team dominates the executive positions of the combined entity and Youku paid a premium over the pre-combination fair value of Tudou to effect the Merger. The Company expects to achieve significant synergies and cost reductions by eliminating redundant processes and facilities. The results of Tudou’s operations have been included in the consolidated financial statements of the Company since the acquisition date.

The acquisition-date fair value of the consideration transferred totaled RMB5,411,030 (US$868,530), which consisted of the following:

	RMB	US$

To Tudou shareholders*	5,262,951	844,762
To holders of outstanding Tudou share options**	144,598	23,208
Settlement of pre-existing relationships ***	3,481	560

Total consideration	5,411,030	868,530

* The fair value of Youku shares issuable to Tudou shareholders totaled 838,604,288 Youku Class A ordinary shares, was based on the closing price of US$17.78 of Youku ADS on the New York Stock Exchange (“NYSE”) on August 23, 2012. 834,109,274 Youku Class A ordinary shares have been issued as of December 31, 2012 and the remaining 4,495,014 Youku Class A ordinary shares will be issued to Mr. Gary Wang, the founder and chief executive officer of Tudou, when he fully discharges all obligations he owes to his ex-wife (Note 17).

** Youku issued replacement share options. The portion of the fair-value-based measure of the replacement award amounted to RMB144,598 (US$23,208) was attributable to pre-combination services and included as a component of the consideration to be transferred.

*** As a result of the Merger, amounts receivable from and payable to Tudou were effectively settled, resulting in an increase of RMB3,481 (US$560) to the consideration transferred. No gain or loss was recognized as a result of the settlement of pre-existing relationships between Youku and Tudou.

According to ASC 805, Business Combinations (“ASC 805”), to determine the portion of a replacement award that is part of the consideration transferred for the acquiree, the acquirer shall measure both the replacement awards granted by the acquirer and the acquiree awards as of the acquisition date in accordance with ASC 718. The portion of the fair-value-based measure of the replacement award that is part of the consideration transferred was RMB144,598 (US$23,208) and represents the portion of the acquiree award that is attributable to pre-combination service. The difference in the fair value between Youku’s issued replacement award and Tudou’s award attributable to pre-combination service was inconsequential and expensed on the date of replacement, or the acquisition date. The fair value of replacement awards related to post-combination service is recognized in the post-combination statements of comprehensive income over the remaining vesting period of the replacement awards (Note 20).

The Company has completed the valuations necessary to assess the fair value of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition:

	RMB	US$
Cash and cash equivalents	404,444	64,918
Restricted cash	38,069	6,110
Accounts receivable	274,412	44,046
Property, plant and equipment	93,870	15,067
Intangible assets	1,083,230	173,870
Other assets	47,420	7,613
Short-term loan	(31,544)	(5,063)
Other current liabilities	(445,171)	(71,455)
Deferred tax liabilities	(235,582)	(37,814)
Goodwill	4,181,882	671,238
Total consideration	5,411,030	868,530

The fair value of accounts receivable acquired was RMB274,412 (US$44,046). Gross contractual accounts receivable acquired totaled RMB354,787 (US$56,947) and the Company’s best estimate of the contractual cash flows not expected to be collected at acquisition date totaled RMB80,375 (US$12,901).

The excess of purchase price over tangible assets, identifiable intangible assets and liabilities assumed was recorded as goodwill. The goodwill recognized is attributable primarily to expected synergies and the assembled workforce of Tudou. None of the goodwill is expected to be deductible for income tax purposes.

The details of acquired intangible assets are as follows:

	Valuation Method	RMB	US$	Estimated Remaining Useful Life
Domain name, trademarks and Online video license	Relief from royalty	845,300	135,680	Indefinite
Technology	Relief from royalty	27,900	4,478	Around 5 years
Non-compete agreement	Profit differential	8,200	1,316	Around 3 years
Customer relationships	Cost approach	41,530	6,666	Around 5 years
Licensed copyrights	Multi-period excess earnings method	97,900	15,714	Around 1.79 years
User generated content	Multi-period excess earnings method	62,300	10,000	Around 2 years
Content produced	Multi-period excess earnings method	100	16	Around 0.1years

Total		1,083,230	173,870

The Company recognized RMB27,614 (US$4,432) of acquisition-related costs which were included in general and administrative expenses for the year ended December 31, 2012.

The amount of revenue and net loss of Tudou included in the Company’s consolidated statements of comprehensive loss from the acquisition date to December 31, 2012 is RMB195,668 (US$31,407) and RMB157,400 (US$25,264), respectively.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Pro forma revenue and net loss for the year ended December 31, 2011 is not available and the cost to develop it would be excessive. The unaudited pro forma information for the year ended December 31, 2012 set forth below gives effect to the acquisition as if it had occurred at the beginning of the fiscal year. The pro forma results have been calculated after applying the Company’s accounting policies and including adjustments primarily related to the amortization of acquired intangible assets, share-based compensation expenses for assumed unvested stock options, together with the consequential tax effects, as applicable. The pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have occurred had the acquisition been consummated as of that time or that may result in the future:

	Year ended December 31,
	Pro forma (unaudited)		As reported
	2012	2012	2012	2012
	RMB	US$	RMB	US$
Revenue, net	2,203,161	353,632	1,795,575	288,210
Net loss	661,508	106,179	424,003	68,057

4. ACCOUNTS RECEIVABLE, NET`

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Accounts receivable	423,738	945,715	151,798
Allowance for doubtful accounts	(3,032)	(12,919)	(2,074)

Accounts receivable, net	420,706	932,796	149,724

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The following table presents movement of the allowance for doubtful accounts:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Balance at the beginning of the year	1,523	3,032	487
Provisions	1,509	9,887	1,587

Balance at the end of the year	3,032	12,919	2,074

5. PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Current portion:
Prepayments for licensed copyrights	5,290	20,163	3,236
Prepayments for jointly produced content	—	20,862	3,349
Deposits and prepaid rental fees	1,980	12,225	1,962
Prepaid expenses for bandwidth	1,387	—	—
Prepaid server maintenance fees	1,595	—	—
Others	6,580	11,659	1,871

	16,832	64,909	10,418

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Non-current portion:
Prepayments for licensed copyrights	137,807	187,682	30,125
Deposits for copyrights and rental fees	5,896	24,310	3,902
Others	689	17,193	2,760

	144,392	229,185	36,787

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

6. INTANGIBLE ASSETS, NET

	As of December 31, 2011
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
Current portion:
Licensed copyrights	32,326	(16,248)	16,078

Non-current portion:
Licensed copyrights	346,566	(136,027)	210,539
Advertising license	1,510	(71)	1,439

	348,076	(136, 098)	211,978

	As of December 31, 2012
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Current portion:
Intangible assets with definite useful lives
Licensed copyrights	38,151	(18,544)	19,607	3,147

Non-current portion:
Intangible assets with definite useful lives
Licensed copyrights	771,733	(421,063)	350,670	56,286
Advertising license	1,510	(130)	1,380	222
Technology	27,900	(1,976)	25,924	4,161
Non-compete agreement	8,200	(968)	7,232	1,161
Customer relationships	41,530	(2,941)	38,589	6,194
User generated content	62,300	(26,472)	35,828	5,751
Content produced	100	(100)	—	—
	913,273	(453,650)	459,623	73,775
Intangible assets with indefinite useful lives
Domain name, trademark and online video license	845,300	—	845,300	135,680
	1,758,573	(453,650)	1,304,923	209,455

Amortization expense was RMB44,530, RMB161,553 and RMB402,445 (US$64,597) for the years ended December 31, 2010, 2011 and 2012, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Within 1 year	319,504	51,284
Between 1 and 2 years	102,366	16,431
Between 2 and 3 years	32,487	5,215
Between 3 and 4 years	14,334	2,301
Between 4 and 5 years	9,225	1,481

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

7. GOODWILL

The changes in the carrying amount of goodwill are as follows:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Balance as of January 1	—	—	—
Goodwill acquired	—	4,255,570	683,066
Impairment losses	—	—	—
Balance as of December 31	—	4,255,570	683,066

8. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Office computer equipment	9,271	16,251	2,608
Office furniture and equipment	5,456	11,948	1,918
Software	3,452	7,987	1,282
Servers and network equipment	225,793	380,413	61,060
Motor vehicles	906	2,609	419
Leasehold improvements	10,940	19,073	3,062
	255,818	438,281	70,349
Less: Accumulated depreciation	(159,330)	(240,345)	(38,578)
Construction in progress	79	2,745	441
	96,567	200,681	32,212

Depreciation expense was RMB42,691, RMB45,670 and RMB81,609 (US$13,099) for the years ended December 31, 2010, 2011 and 2012, respectively.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

9. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2011	2012	2012
	RMB	RMB	US$
Accrued agency commissions	156,405	424,355	68,114
Accrued bonuses and individual income taxes	60,892	153,487	24,636
Accrued bandwidth and server hosting expenses	88,804	139,698	22,423
Tax and surcharges payable	34,105	119,268	19,145
Accrued channel distribution fee	5,278	37,073	5,951
Accrued advertising and promotion expenses	6,750	17,800	2,857
Accrued professional fees	907	16,398	2,632
Payable to employees from cashless option exercise	21,163	8,782	1,410
Litigation accrual (Note 14)	1,812	5,574	895
Deferred government grants	—	6,900	1,108
FIN 48 liability	—	9,662	1,550
Accrued video production fee	4,197	9,802	1,573
Others	10,294	32,554	5,224

	390,607	981,353	157,518

10. LONG-TERM DEBT

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

In May 2008, the Company borrowed RMB31,507 (US$4,500) and, in connection with the borrowing, issued a warrant to purchase 1,941,368 Series C Preferred Shares. Principal payments on the borrowing were made over a period of thirty-two months in equal, monthly installments, commencing after an initial four month period of interest-only monthly payments with no remaining balance outstanding as of December 31, 2011. Interest was charged at a fixed annual interest rate of 12% per annum.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

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

The principal for the borrowings made in June 2008, September 2008 and January 2009 is to be repaid in full over a period of thirty-six months in equal, monthly installments with no remaining balance outstanding as of December 31, 2011. Interest is charged at a fixed interest rate of 12% per annum.

On July 13, 2010, the Company entered into a working capital loan and security agreement and a supplemental agreement (collectively known as the “New Loan Agreement”) with independent third parties (the “V and VI Lenders”).

According to the New Loan Agreement, the V and VI Lenders agreed to make term loans to the Company from time to time from the closing date in an aggregate principal amount not exceeding US$10,000.

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

In July 2010, the Company borrowed RMB33,875 (US$5,000) under the New Loan Agreement. In connection with this borrowing, the Company issued a warrant, which was recognized as a liability at fair value, to the V and VI Lenders to purchase a number of Series E Preferred Shares or Series F Preferred Shares to be calculated at the pre-determined formula. The principal and interest is to be repaid in full over a period of thirty-two months in equal, monthly installments, commencing after an initial four-month period of interest-only monthly payments. Interest is charged at a fixed annual interest rate of 12% per annum. In connection with this borrowing, the outstanding long term loans amounted to RMB16,564 and RMB7,441 (US$1,194) as of December 31, 2011 and 2012, respectively.

The New Loan Agreement expired on October 31, 2010 and the Company has not made new borrowings under this New Loan Agreement.

The total proceeds received for the loans is first allocated to warrants based on their fair values at the time of issuance, and the remaining value is allocated to the loans. Loan discounts are amortized over the contractual life of the loans using the effective interest method. Interest expense arising from the loans is reported in the consolidated statements of comprehensive loss.

Interest expense on these loans for the years ended December 31, 2010, 2011 and 2012 was RMB7,440, RMB6,825 and RMB3,534 (US$567), which include RMB2,504, RMB 3,496 and RMB1,928 (US$309) of discount amortization, respectively. No interest expense has been capitalized in any periods presented.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Aggregate annual principal payments of the long-term debt as of December 31, 2012 are as follows:

	RMB	US$
Within 1 year	7,677	1,232

	7,677	1,232

The Company has pledged its equity interest in 1Verge Internet to all lenders for its obligation and liabilities under the New Loan Agreement.

Upon completion of the IPO in December 2010, all the warrants issued with the loans were exercised, Series C and Series E Preferred Shares were automatically converted into Class A ordinary shares and the carrying value of the warrant liability was reclassified to equity upon the exercise.

11. COST OF REVENUES

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$

VAT and business tax	38,472	90,215	169,283	27,172
Bandwidth costs	191,679	324,682	524,623	84,208
Depreciation of servers and other equipment	37,958	39,052	68,569	11,006
Content costs	82,721	243,388	737,061	118,306
	350,830	697,337	1,499,536	240,692

12. INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current tax laws of British Virgin Islands, StarCloud is not subject to tax on income or capital gain. In addition, no British Virgin Islands withholding tax will be imposed on payments of dividends by StarCloud to its shareholders.

Hong Kong

Under the current tax laws of Hong Kong, Jet Brilliant is subject to Hong Kong profits tax on its activities conducted in Hong Kong. Dividends from Jet Brilliant are exempt from withholding tax.

China

Under the Enterprise Income Tax (“EIT”) Law, which became effective on January 1, 2008, foreign invested enterprises and domestic enterprises are subject to a unified EIT rate of 25%, except for certain entities in encouraged industries or region that are entitled to tax incentives under the New EIT Law. In accordance with the implementation rules of the New EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%.

1Verge Internet has been recognized as a HNTE under the new EIT Law by relevant authorities in 2010 and is entitled to preferential tax rate of 15% for years 2011 and 2012 provided that it continued to meet the HNTE requirements each year. 1Verge Internet is obligated to complete an annual self-assessment of continued compliance in order to apply the lower tax rate. The HNTE status is subject to approval and renewal after the HNTE certification expires.

1Verge Information, a consolidated affiliated entity of which the Company is the primary beneficiary, is located in the Beijing Zhongguancun Science Park and has been recognized as a HNTE under the New EIT Law by relevant authorities in December 2009 and was entitled to a preferential tax rate of 15% from January 1, 2010 to December 31, 2011. 1Verge Information was subject to 25% EIT rate in 2012.

The other PRC subsidiaries and Consolidated Affiliated Entities are subject to a 25% EIT rate.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Under the EIT Law and its implementation rules, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its non-resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to a 10% EIT, namely withholding tax, unless the non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or arrangement with China that provides for a reduced withholding.

Also, the New EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income. As of December 31, 2012, no detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, as of December 31, 2012, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application to the Company.

The Group’s loss before income taxes consists of:

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Non-PRC	(68,274)	(47,756)	(452,545)	(72,638)
PRC	(136,410)	(124,348)	25,126	4,033

	(204,684)	(172,104)	(427,419)	(68,605)

Current income tax expense and deferred income tax benefit for the years ended December 31, 2010, 2011 and 2012 consisted of:

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Current income tax expense	—	—	6,537	1,050
Deferred income tax benefit	—	—	(9,953)	(1,598)

	—	—	(3,416)	(548)

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss is as follows:

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Income tax benefit at PRC statutory rate	(51,171)	(43,026)	(106,855)	(17,151)
International tax rate differential	17,069	11,939	114,516	18,381
Other adjustments	(876)	—	254	41
Permanent difference	1,076	6,960	7,915	1,270
Change in FIN 48 liability	4,086	1,425	775	124
Effect of preferential tax treatment	8,580	2,932	7,086	1,137
Effect of tax rate change on deferred taxes	—	(16,382)	(7,542)	(1,211)
Expired net operating losses	87	—	17,652	2,833
Change in valuation allowance	21,149	36,152	(37,217)	(5,972)

Income tax benefit	—	—	(3,416)	(548)

The tax effects of temporary differences that give rise to the deferred tax asset balances at December 31, 2011 and 2012 are as follows:

	December 31,
	2011	2012	2012
	RMB	RMB	US$
Deferred tax assets, current portion:
Advertising expenses	130	8,883	1,426
Accrued payroll	14,434	26,073	4,185
Accrued expenses	66,467	12,829	2,059
Revenue on last delivery basis	2,220	3,952	634
Bad debt provision	758	23,321	3,743
Others	516	516	83
Valuation allowance	(84,525)	(65,104)	(10,449)

Deferred tax assets, current portion, net	—	10,470	1,681

Deferred tax liabilities, current portion:

Intangible assets appreciation	—	(135)	(22)

Deferred tax liabilities, current portion	—	(135)	(22)

Deferred tax assets, non-current portion:
Net operating losses carried forward	42,329	240,582	38,616
Fixed assets (accumulated depreciation)	1,254	2,651	426
Copyrights amortization	17,081	106,083	17,027
Valuation allowance	(60,664)	(335,472)	(53,846)

Deferred tax assets, non-current portion, net	—	13,844	2,223

Deferred tax liabilities, non-current portion:
Domain name, trademark and online video license	—	(211,325)	(33,920)
Technology	—	(6,481)	(1,040)
Non-compete agreement	—	(1,808)	(290)
Customer relationships	—	(9,647)	(1,548)
User generated content	—	(8,957)	(1,440)

Deferred tax liabilities, non-current portion	—	(238,218)	(38,238)
Deferred tax liabilities, non-current portion, net	—	(224,374)	(36,015)

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2011 and 2012, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2012, the Company had net operating loss available carry forwards of RMB1,030,029 (US$165,331) per income tax returns filed, which can be carried forward to offset future taxable income. The remaining net operating losses will expire between 2013 and 2017 if not utilized.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2012 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. It is not practicable for the Company to estimate the amount of unrecognized deferred tax liabilities.

The changes in unrecognized tax benefits are as follows:

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Beginning balance	16,565	20,651	22,076	3,544
Addition from acquisitions	—	—	80,870	12,981
Additions based on tax position of the current year	4,086	1,425	775	124
Reductions for the tax positions of the current year	—	—	(3,882)	(624)
Reductions due to lapse of applicable statute of limitations	—	—	(226)	(36)

Ending balance	20,651	22,076	99,613	15,989

As of December 31, 2010, 2011 and 2012, the Group had RMB20,651, RMB22,076 and RMB99,613 (US$15,989) of unrecognized tax benefits, RMB344 and RMB775(US$124) of which would affect the effective tax rate if recognized in 2011 and 2012, respectively. In 2012, the Group recognized an increase of RMB80,870 (US$12,981) from the acquisitions. The Group does not anticipate any other material changes to its unrecognized tax position in the next 12 months.

The Company recorded interest and penalties of RMB nil for the years ended December 31, 2010, 2011 and 2012, respectively. The years 2007 to 2012 remain subject to examination by the PRC tax authorities as of December 31, 2012.

13. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries and its Consolidated Affiliated Entities in the PRC participate in a government mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and Consolidated Affiliated Entities of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits which are expensed as incurred were RMB14,969, RMB25,191 and RMB56,999 (US$9,149) for the years ended December 31, 2010, 2011 and 2012, respectively.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

14. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Group leases facilities in the PRC under non-cancelable operating leases expiring on different dates. Payments under operating leases are expensed on a straight-line basis over the periods of the respective leases, including rent holidays of 1 to 6 months. The Group’s lease agreements are entered into with third parties and usually have a renewal option with an advance notice period of 1 to 3 months, and no rent escalation clauses, restrictions or contingent rents.

Total office rental expenses under all operating leases were RMB13,342, RMB19,622 and RMB43,257 (US$6,943) for the years ended December 31, 2010, 2011 and 2012, respectively. Future minimum payments under non-cancelable operating leases for office rental consist of the following as of December 31, 2012:

	RMB	US$
2013	78,043	12,527
2014	47,862	7,682
2015	22,125	3,551
2016	2,631	422
2017 and thereafter	—	—

	150,661	24,182

Total bandwidth rental expenses were recorded in cost of revenues (Note 11).

Future minimum payments under non-cancelable operating leases for bandwidth rental consist of the following as of December 31, 2012:

	RMB	US$
2013	312,102	50,096
2014	57,125	9,169
2015	16,993	2,728
2016 and thereafter	—	—

	386,220	61,993

Total licensed copyrights were recorded in intangible assets (Note 6).

Future minimum payments under non-cancelable licensed copyrights consist of the following as of December 31, 2012:

	RMB	US$
2013	312,582	50,173
2014	118,480	19,017
2015 and thereafter	—	—

	431,062	69,190

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Litigation, claims and assessments

The Company is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2012. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others.  Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results. The Group has accrued RMB5,574 (US$895) in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2012 and recognized losses of RMB5,316(US$853) for the year ended December 31, 2012.

The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as of December 31, 2012, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2012, but related to cases arising on or before December 31, 2012. The Company is in the process of appealing certain judgments for which losses have been accrued. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

15. WARRANT LIABILITY

The warrants issued in relation to the long-term debt (Note 10) have been classified as a current liability from the issuance date under ASC subtopic 480, Distinguishing Liabilities from Equity: Overall, as holders are entitled to exercise them into Series C convertible redeemable preferred shares, Series E convertible redeemable preferred shares and Series F convertible redeemable preferred shares at US$0.081128308, US$0.190850707, and US$0.49768225, respectively, which are contingently redeemable upon a deemed liquidation event. Losses of RMB44,268 from the change in fair market value of the warrants were recognized in the consolidated statement of comprehensive loss for the year ended December 31, 2010.

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

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

16. CONVERTIBLE REDEEMABLE PREFERRED SHARES

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

On January 18, 2007, the Company issued 165,825,000 Series B convertible redeemable preferred shares with a conversion price of US$0.03636 per share to third-party investors in exchange for total consideration of US$6,030. Simultaneously with the Company’s issuance of Series B convertible redeemable preferred shares, the Company granted a contingent purchase right to the investors of Series B convertible redeemable preferred shares (“Series B Investors”) which allowed the Series B Investors to purchase additional Series B convertible redeemable preferred shares. On July 27, 2007, the Company issued an additional 112,875,000 Series B convertible redeemable preferred shares for an aggregate purchase price of US$6,020 upon the exercise of the right.

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

The significant terms of Series A, Series B, Series C, Series D, Series E and Series F convertible redeemable preferred shares (collectively, the “Preferred Shares”) are summarized below:

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

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

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

The holders of Preferred Shares shall have the following conversion rights:

a.  Upon a Qualified Public Offering, as defined in the Preferred Shares agreement:

1) for the period from November 4, 2005 to November 20, 2007, if the offering price per share is not at least 200% of the original purchase price, and the conversion price of Series A and B convertible redeemable preferred shares are adjusted such that each preferred share is convertible into that number of ordinary shares equal to 200% of the original purchase price divided by the offering price per share of such public offering for each Series A and B convertible redeemable preferred shares;

2) for the period from November 20, 2007 to June 20, 2008, if the offering price per share is not at least 300% of each original purchase price of Series A, B and C, each conversion price of series A, B and C convertible redeemable preferred shares are adjusted such that each preferred share is convertible into that number of ordinary shares equal to 300% of the original purchase price divided by the offering price per share of such public offering, for each Series A, B and C convertible redeemable preferred shares; and

3) beginning June 20, 2008 and thereafter, the conversion price adjustment conditions were removed and no such term exists for the Preferred Shares.

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

Registration Rights

The Preferred Shares also contain registration rights which allow each holder of the Preferred Shares to demand the Company to file a registration statement covering the offer and sale of the securities at any time after a qualified public offering. The Company is required to use its best efforts to effect the registration if requested, but there is no requirement to pay any consideration in the event registration is not successful.

Accounting for the Convertible Redeemable Preferred Shares

The Preferred Shares have been classified as mezzanine equity as they are redeemable upon a liquidation event, including a deemed liquidation event (e.g., change in control) as noted above.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

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

Upon completion of the IPO in December 2010, each convertible redeemable preferred share automatically converted into either one Class A or Class B ordinary share. The numbers of Class A and Class B shares that have been issued upon conversion of all the Preferred Shares were 895,261,758 and 294,761,207, respectively.

17. ORDINARY SHARES

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

Upon completion of the IPO in December 2010, 328,047,390 Class A ordinary shares were issued and 1,202,475,813 convertible redeemable preferred shares were automatically converted into either Class A or Class B ordinary shares, amongst which 12,452,848 Class A ordinary shares were issued to the holders of the warrants.

Upon completion of the secondary offering in May 2011, 151,380,000 Class A ordinary shares were issued.

In connection with the acquisition of Trade Lead and Tianshi on January 6, 2012 and the merger of Tudou and Two Merger Sub Inc. on August 23, 2012, 6,202,179 Class A ordinary shares and 834,109,274 Class A ordinary shares were issued, respectively. The Company has withheld on the acquisition date and will issue 4,495,014 Youku Class A ordinary shares to Mr. Gary Wang, when he fully discharges all obligations owed to his ex-wife pursuant to the court ruling in June 2011 which obligates Mr. Wang to pay an additional cash amount to his ex-wife within two years of Tudou’s initial public offering or by August 23, 2013 in addition to amounts already paid before June 2012. The fair value of the 4,495,014 Youku Class A ordinary shares issuable to Mr. Wang was part of the consideration transferred to effect the Merger and recorded as an increase to additional paid in capital.

As of December 31, 2012, there were 2,286,643,502 and 659,561,893 Class A and Class B ordinary shares outstanding, respectively.

18. ACCUMULATED DEFICIT AND STATUTORY RESERVE FUNDS

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

In accordance with the China Company Laws, the Company’s Consolidated Affiliated Entities must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The Company’s Consolidated Affiliated Entities are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of the Company’s Consolidated Affiliated Entities.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

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

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and Consolidated Affiliated Entities with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the Consolidated Affiliated Entities in which the Company has no legal ownership, totaling RMB755,771 and RMB3,289,006 (US$527,922) as of December 31, 2011 and 2012, respectively.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

19. LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	2010		2011		2012
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Loss per share — basic:
Numerator:
Allocation of undistributed losses	(35,973)	(168,711)	(115,135)	(56,969)	(306,819)	(49,248)	(117,184)	(18,809)
Denominator:
Weighted-average ordinary shares outstanding	81,958,983	384,381,558	1,333,230,326	659,693,189	1,726,912,295	1,726,912,295	659,561,893	659,561,893
Denominator used for loss per share	81,958,983	384,381,558	1,333,230,326	659,693,189	1,726,912,295	1,726,912,295	659,561,893	659,561,893
Loss per share — basic	(0.44)	(0.44)	(0.09)	(0.09)	(0.18)	(0.03)	(0.18)	(0.03)
Loss per share — diluted:
Numerator:
Allocation of undistributed losses for diluted	(35,973)	(168,711)	(115,135)	(56,969)	(306,819)	(49,248)	(117,184)	(18,809)
Reallocation of undistributed losses as a result of conversion of Class B to Class A shares	(168,711)	—	(56,969)	—	(117,184)	(18,809)	—	—
Allocation of undistributed losses	(204,684)	(168,711)	(172,104)	(56,969)	(424,003)	(68,057)	(117,184)	(18,809)
Denominator:
Weighted-average ordinary shares outstanding	81,958,983	384,381,558	1,333,230,326	659,693,189	1,726,912,295	1,726,912,295	659,561,893	659,561,893
Conversion of Class B to Class A ordinary shares	384,381,558	—	659,693,189	—	659,561,893	659,561,893	—	—
Denominator used for loss per share	466,340,541	384,381,558	1,992,923,515	659,693,189	2,386,474,188	2,386,474,188	659,561,893	659,561,893
Loss per share — diluted	(0.44)	(0.44)	(0.09)	(0.09)	(0.18)	(0.03)	(0.18)	(0.03)

The effects of stock options, convertible preferred shares, and warrants have been excluded from the computation of diluted loss per share for the year ended December 31, 2010 as their effects would be anti-dilutive. The effects of stock options and nonvested restricted stock units have been excluded from the computation of diluted loss per share for the years ended December 31, 2011 and 2012 as their effects would be anti-dilutive.

20. SHARE-BASED COMPENSATION

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

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

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

In September 2012, the Company amended and restated the 2010 Plan with the Youku Tudou Inc. Share Incentive Plan (the “Youku Tudou Plan”). The major changes made to the 2010 plan are to change the name of the plan and to increase the number of Class A ordinary shares available for issuance under the plan by 100,799,784 shares, which represent the number of reserved but unissued shares under Tudou’s 2010 Share Incentive Plan (the Tudou Plan”), as adjusted to give effect to the Merger which resulted in Tudou becoming a wholly-owned subsidiary of the Company as of August 23, 2012. Meanwhile, the Tudou Plan was amended and restated with the Amended and Restated Tudou Holdings Limited 2010 Share Incentive Plan (the “Amended Tudou Plan”) to, among other things, decrease the total number of reserved shares under the Tudou Plan by 100,799,784 shares. The Tudou Plan has been cancelled and assumed by the Company upon the closing of the Merger as of August 23, 2012. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the Youku Tudou Plan is 200,799,784 shares. The award terms are generally granted at the fair market value of the ordinary shares at the date of grant and generally vest over a four-year schedule as stated below:

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

Or:

(1)                                 One-fourth of the options shall be vested upon the first anniversary of the grant date; and

(2)                                 One-sixteenth of the options shall be vested upon the last day of each three-month period of the second, third and fourth year after the grant date.

The maximum term of any issued stock option is ten years from the grant date. In accordance with ASC 718-10, all share-based payments to employees are measured in the consolidated financial statements based on their grant-date fair values. Compensation expense is recognized on a straight-line basis, net of estimated forfeitures over the requisite service period with a graded vesting schedule.

Stock options

The following table summarizes the stock option activity under the 2006 Plan and Youku Tudou Plan for the year ended December 31, 2012:

Stock options	Number of shares	Weighted- average exercise price (US$)	Weighted- average grant-date fair value (US$)	Weighted- average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding, January 1, 2012	126,194,004	0.1842	0.1093
Granted	7,933,122	1.0389	0.5508
Granted as replacement awards to Tudou option holders upon Merger	57,291,678	0.4443	0.6366
Exercised	(41,815,008)	0.0874	0.0522
Forfeited	(4,842,828)	0.4508	0.3458
Outstanding, December 31, 2012	144,760,968	0.3530	0.3507	5.94	96,544

Vested and expected to vest at December 31, 2012	140,297,934	0.3449	0.3448	5.87	94,714

Exercisable at December 31, 2012	96,761,772	0.2322	0.2949	5.04	75,769

Pursuant to the Merger on August 23, 2012, the Company issued replacement awards to Tudou option holders (Note 3). Each of Tudou’s stock options outstanding immediately prior to the effective time of the Merger has been cancelled in exchange for the right to receive 7.177 stock options of Youku and the exercise price of each replacement award was also adjusted accordingly. In the Merger, Youku exchanges its share-based payment awards for awards held by employees of Tudou, and the replacement award continues to have, and is subject to, the same terms and conditions applicable to Tudou’s option immediately prior to the Merger. The total incremental share based compensation expense relating to post-combination service was RMB78,063 (US$12,530), with RMB12,487 (US$2,004) recognized as additional share based compensation cost for the year ended December 31, 2012 and RMB65,576 (US$10,526) to be recognized over the remaining vesting period of 2.78 years.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary shares as of December 31, 2012 and the exercise price of the options. Forfeitures are estimated at the time of grant based upon the Company’s historical and expected forfeitures for stock options granted and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To the extent actual forfeitures is different from the Company’s estimate, actual share based compensation costs related to these awards may be different from the expectation.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010, 2011, and 2012 was US$0.2139, US$0.7350, and US$0.5508, respectively.

Total intrinsic value of options exercised during the years ended December 31, 2010, 2011 and 2012 was US$411, US$7,141 and US$46,421, respectively.

Total fair value of options vested during the years ended December 31, 2010, 2011 and 2012 was US$810, US$3,249 and US$4,836, respectively.

As of December 31, 2012, there was RMB114,494 (US$18,378) of unrecognized share-based compensation cost related to stock options, which are expected to be recognized over a weighted-average vesting period of 2.80 years. To the extent the actual forfeiture rate is different from the Company’s estimate, actual share-based compensation related to these awards may be different from the expectation.

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

The following table presents the assumptions used to estimate the fair values of the stock options granted in the years presented:

	2010	2011	2012
Risk-free interest rate	2.652 to 3.86%	2.23%	2.16%
Dividend yield	—	—	—
Expected volatility range	60.70 to 63.00%	55.80%	52.00%
Sub-optimal early exercise factor	2 times	2 times	2-3 times

Non-vested restricted stock units

The fair value of each non-vested restricted stock unit is based on the fair market value of the underlying ordinary shares on the date of grant.

A summary of non-vested restricted stock unit activity under the Youku Tudou Plan for the year ended December 31, 2012 is presented below:

Non-vested restricted stock units	Number of non-vested restricted stock units	Weighted average grant-date fair value (US$)
Non-vested, January 1, 2012	27,229,086	1.4258
Granted	22,340,016	1.1603
Forfeited	(9,081,702)	1.4587
Vested	(580,320)	1.3448
Non-vested, December 31, 2012	39,907,080	1.2708

As of December 31, 2012, there was RMB287,776 (US$46,191) of unrecognized share-based compensation cost related to restricted stock units, which are expected to be recognized over a weighted-average vesting period of 2.91 years. To the extent the actual forfeiture rate is different from the Company’s estimates, actual share-based compensation related to these awards may be different from the expectation.

Total compensation costs recognized for the years ended December 31, 2010, 2011 and 2012 are as follows:

	For the years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cost of revenues	918	3,894	12,751	2,047
Product development	3,049	12,233	26,157	4,198
Sales and marketing	5,954	14,196	28,741	4,613
General and administrative	2,069	17,171	50,569	8,117

Total	11,990	47,494	118,218	18,975

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

21. RELATED PARTY TRANSACTIONS

Starting in the year ended December 31, 2010, the Company entered into copyright license agreements with Trade Lead and Tianshi, entities related via the shareholdings of a principal shareholder of the Company, Chengwei Partners, L.P., Chengwei Ventures Evergreen Fund, L.P and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds, who is also a principal shareholder of Trade Lead and Tianshi. For the years ended December 31, 2010 and 2011, the Company paid RMB17,092 and RMB114,511, respectively, to Trade Lead to purchase licensed copyrights. In addition, the Company also entered into sublicensing agreements with Trade Lead and Tianshi and recognized sublicensing revenues of RMB5,594 and RMB768 in “net revenues” included in the consolidated statement of comprehensive loss for the years ended December 31, 2010 and 2011.

In September 2011, the Company acquired a 5% equity interest in Trade Lead and Tianshi for RMB1,707 in cash, previously held on deposit by Trade Lead. The balances due from/to between the Group, Trade Lead and Tianshi as of December 31, 2011 are included in the consolidated balance sheets as “amounts due from/to related party”, which represents the prepayments and payables to related party for purchase of licensed copyrights.

On January 6, 2012, the Company completed the acquisition of the remaining 95% equity interest in Trade Lead and Tianshi. As a result, the Company owns 100% equity interest in Trade Lead and Tianshi (Note 3).

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

22. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Balance Sheets

		As of December 31,
	Notes	2011	2012	2012
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,925,447	831,208	133,418
Short-term investments		1,400,858	2,049,977	329,044
Intangible assets, net		6,654	11,460	1,839
Due from subsidiaries		407,362	785,441	126,071
Prepayments and other assets		3,901	5,008	804

Total current assets		3,744,222	3,683,094	591,176
Non-current assets:
Property and equipment, net		44	7	1
Intangible assets, net		10,841	10,869	1,744
Prepayments and other assets		—	21	3
Amounts due from related party		32,675	—	—
Long-term investment in related party		1,707	—	—
Long-term investment in subsidiaries		436,773	5,684,349	912,402

Total non-current assets		482,040	5,695,246	914,150

TOTAL ASSETS		4,226,262	9,378,340	1,505,326

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		3,102	8,455	1,357
Accrued expenses and other liabilities		1,419	5,571	893
Current portion of long-term debt	10	9,182	7,441	1,194

Total current liabilities		13,703	21,467	3,444
Non-current liabilities:
Long-term debt	10	7,382	—	—

Total non-current liabilities		7,382	—	—

Total liabilities		21,085	21,467	3,444

Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value, 9,340,238,793 authorized, 1,395,435,339 and 2,286,643,502 issued and outstanding as of December 31, 2011 and 2012, respectively)	17	93	149	24
Class B ordinary shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 659,561,893 issued and outstanding as of December 31, 2011 and 2012, respectively)	17	49	49	8
Additional paid-in capital		5,185,257	10,768,204	1,728,416
Accumulated other comprehensive loss		(108,578)	(115,882)	(18,600)
Accumulated deficit		(871,644)	(1,295,647)	(207,966)

Total shareholders’ equity		4,205,177	9,356,873	1,501,882

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,226,262	9,378,340	1,505,326

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Statements of Comprehensive Loss

		Years ended December 31
	Notes	2010	2011	2012	2012
		RMB	RMB	RMB	US$
Net revenues		—	—	—	—

Cost of revenues		(94)	(150)	(66)	(11)
Gross loss		(94)	(150)	(66)	(11)
Operating expenses:
Product development		(108)	(119)	(37)	(6)
Sales and marketing		(54)	(40)	(330)	(53)
General and administrative		(1,920)	(6,634)	(34,396)	(5,521)
Total operating expenses		(2,082)	(6,793)	(34,763)	(5,580)
Loss from operations		(2,176)	(6,943)	(34,829)	(5,591)
Interest income		8	19,970	38,537	6,186
Interest expenses	10	(7,440)	(6,825)	(3,534)	(567)
Equity in losses of subsidiaries		(150,808)	(181,749)	(426,907)	(68,524)
Others, net		—	3,443	2,730	439
Change in fair value of warrant liability	15	(44,268)	—	—	—
Loss before income taxes		(204,684)	(172,104)	(424,003)	(68,057)
Income taxes		—	—	—	—
Net loss		(204,684)	(172,104)	(424,003)	(68,057)

Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment		(11,094)	(94,225)	(7,304)	(1,173)
Comprehensive loss attributable to ordinary shareholders		(215,778)	(266,329)	(431,307)	(69,230)

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Statements of Cash Flows

	Years ended December 31,
	2010	2011	2012	2012
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(204,684)	(172,104)	(424,003)	(68,057)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Equity in losses of subsidiaries	150,808	181,749	426,907	68,524
Amortization of long-term debt discounts	2,504	3,496	1,928	309
Gain from remeasurement of previously held investment in acquired subsidiary (Note 3)	—	—	(3,344)	(537)
Other reconciling items	128	173	95	15
Change in fair value of warrant liability	44,268	—	—	—
Changes in operating assets and liabilities:
Prepayments and other assets	160	(7,258)	(8,209)	(1,318)
Accrued expenses and other liabilities	55	108	1,990	320

Net cash provided by (used in) operating activities:	(6,761)	6,164	(4,636)	(744)
Cash flows from investing activities
Acquisition of property and equipment	(63)	—	—	—
Acquisition of intangible assets from related party	(8,704)	(32,675)	—	—
Acquisition of intangible assets	(3,262)	(12,909)	(26,175)	(4,201)
Equity investment	(138,031)	(494,281)	(78,869)	(12,659)
Deposit for acquisition of equity interests in related party	(1,707)	—	—	—
Proceeds received from maturity of short-term investments	—	1,134,162	2,826,023	453,608
Short-term investments placed with financial institutions	—	(2,531,979)	(3,476,711)	(558,051)
Loan to subsidiary	(262,700)	(77,677)	(338,665)	(54,360)

Net cash used in investing activities	(414,467)	(2,015,359)	(1,094,397)	(175,663)

Cash flows from financing activities:
Proceeds from issuance of Series F Preferred Shares	334,985	—	—	—
Exercise of employee stock options	165	4,647	22,485	3,609
Drawdown of long-term debt	33,875	—	—	—
Principal repayments on long-term debt	(26,620)	(27,107)	(11,145)	(1,789)
Payment of convertible redeemable preferred shares issuance costs	(13,259)	—	—	—
Proceeds from IPO and secondary offering activity, net of issuance costs	1,435,237	2,512,969	—	—
Debt commitment fee paid	(136)	—	—	—
Net cash provided by financing activities	1,764,247	2,490,509	11,340	1,820
Effect of exchange rate changes on cash and cash equivalents	(11,094)	(94,211)	(6,546)	(1,051)

Net increase in cash and cash equivalents	1,331,925	387,103	(1,094,239)	(175,638)
Cash and cash equivalents at beginning of the year	206,419	1,538,344	1,925,447	309,056

Cash and cash equivalents at end of the year	1,538,344	1,925,447	831,208	133,418

Supplemental disclosures of cash flow information:
Non-cash consideration paid for business acquisitions	—	—	5,497,219	882,365

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012—continued

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

The Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of their loss as “Equity in losses of subsidiaries” on the statements of comprehensive loss.

Each of the Company’s PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations (Note 18). The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (Notes 10 and 14).