Form 20-F
period 2013-12-31
YOUKU TUDOU INC.
filed 2014-04-16
CIK 1442596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

2,356,529,401 Class A ordinary shares and 659,561,893 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2013.

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

☒ Yes   ☐ No

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

•                  “we,”“us,”“our company,”“our,” and “Youku” refer to Youku Tudou Inc., its subsidiaries and consolidated affiliated entities;

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

PART I.

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                        KEY INFORMATION

A             Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the three years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Our selected consolidated statements of comprehensive loss data for the years ended December 31, 2009 and 2010 and our selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report.

Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares, ADSs, per share and per ADS information)
Consolidated Statements of Comprehensive Loss Data:
Net revenues (1)	153,626	387,097	897,624	1,795,575	3,028,484	500,271
Cost of revenues (2)	(216,708)	(350,830)	(697,337)	(1,499,536)	(2,487,421)	(410,893)
Gross (loss) profit	(63,082)	36,267	200,287	296,039	541,063	89,378
Operating expenses (2)
Sales and marketing	(72,746)	(130,238)	(230,475)	(363,707)	(681,008)	(112,494)
Product development	(20,908)	(31,287)	(72,573)	(172,885)	(278,015)	(45,925)
General and administrative	(18,523)	(28,957)	(80,529)	(238,112)	(261,770)	(43,241)
Total operating expenses	(112,177)	(190,482)	(383,577)	(774,704)	(1,220,793)	(201,660)
Loss from operations	(175,259)	(154,215)	(183,290)	(478,665)	(679,730)	(112,282)
Interest income	2,054	1,170	23,693	45,478	29,972	4,950
Interest expense	(6,835)	(7,440)	(6,825)	(3,989)	(545)	(90)
Change in fair value of derivative financial liabilities and warrant liability	(2,313)	(44,268)	—	—	—	—
Other income (loss), net	67	69	(5,682)	9,757	70,573	11,658
Loss before income taxes	(182,286)	(204,684)	(172,104)	(427,419)	(579,730)	(95,764)
Income tax benefit (expense)	—	—	—	3,416	(1,014)	(168)
Net loss	(182,286)	(204,684)	(172,104)	(424,003)	(580,744)	(95,932)
Net loss per share:
Basic	(0.50)	(0.44)	(0.09)	(0.18)	(0.19)	(0.03)
Diluted	(0.50)	(0.44)	(0.09)	(0.18)	(0.19)	(0.03)
Net loss per ADS (3):
Basic	(8.98)	(7.90)	(1.55)	(3.20)	(3.50)	(0.58)
Diluted	(8.98)	(7.90)	(1.55)	(3.20)	(3.50)	(0.58)
Shares used in computation, basic and diluted:	365,432,916	466,340,541	1,992,923,515	2,386,474,188	2,986,223,088	2,986,223,088
ADSs used in computation, basic and diluted:	20,301,829	25,907,808	110,717,973	132,581,899	165,901,282	165,901,282

(1)         Net revenues are presented net of commissions earned by third-party advertising agencies as set forth below:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	37,866	86,602	180,644	442,663	584,978	96,631

(2)         Including share-based compensation expenses as set forth below:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of Share-based Compensation Expenses
Cost of revenues	283	918	3,894	12,751	32,110	5,304
Sales and marketing	1,690	5,954	14,196	28,741	50,712	8,377
Product development	1,657	3,049	12,233	26,157	38,400	6,343
General and administrative	935	2,069	17,171	50,569	67,136	11,090

Total	4,565	11,990	47,494	118,218	188,358	31,114

(3)         Each ADS represents 18 Class A ordinary shares.

The following table presents a summary of our selected consolidated balance sheet data as of December 31, 2009, 2010, 2011, 2012 and 2013:

	As of December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	301,608	1,811,423	2,292,538	1,655,857	1,764,221	291,429
Restricted cash	—	—	—	9,003	2,679	443
Short-term investments	—	—	1,400,858	2,110,073	1,409,439	232,823
Total current assets	384,322	2,063,085	4,147,780	4,802,715	4,688,455	774,479
Total assets	441,741	2,190,168	4,675,558	10,793,074	10,569,956	1,746,033
Total current liabilities	132,479	260,225	462,999	1,192,275	1,363,248	225,193
Total liabilities	146,754	278,680	470,381	1,436,201	1,586,837	262,127
Convertible redeemable preferred shares	780,599	—	—	—	—	—
Total shareholders’ (deficit) equity	(485,612)	1,911,488	4,205,177	9,356,873	8,983,119	1,483,906

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 11, 2014, the noon buying rate was RMB6.2111 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. Dollar)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1728	6.2273	6.1183
April (through April 11)	6.2111	6.2073	6.2123	6.1966

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

We incurred net losses since our inception, including net losses in the amount of RMB172.1 million, RMB424.0 million and RMB580.7 million (US$95.9 million) in 2011, 2012 and 2013, respectively, primarily due to significant bandwidth and content costs, and capital expenditures required to ramp up our business and operations. Our net losses increased from 2012 to 2013 primarily due to the increases in our sales and marketing efforts, content costs, bandwidth costs. Our ability to achieve profitability is affected by various factors, many of which are beyond our control. For example, our revenues and profitability depend on the continuous development of the online advertising industry in China and brand advertisers’ allocation of more budgets to online video websites. We cannot assure you that online advertising, as a relatively new marketing channel, will become more widely accepted in China or that the advertisers will increase their spending on online video websites. The procurement of bandwidth and content has historically accounted for the majority of our cost of revenues. Although we expect our bandwidth and content costs as a percentage of net revenues to decrease over time, we expect our bandwidth and content costs to increase on an absolute basis as traffic to our websites grow, the resolution of our videos increases and as we acquire more content to enrich user experience. If we cannot successfully offset our increased bandwidth and content costs with an increase in net revenues, our financial condition and results of operations could be materially and adversely affected. Therefore, although we expect our net loss to decrease as a percentage of our total net revenues in the foreseeable future, we may continue to incur net losses in the future due to our continued investments in bandwidth, content and technology. We may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner.

We generate substantially all of our revenues from online advertising. If we fail to retain existing advertisers or attract new advertisers to advertise on our websites or if we are unable to collect accounts receivable from the advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

We generate substantially all of our revenues from online advertising. We retain existing advertisers and attract new advertisers by maximizing return on their investment. On our Youku platform, 57% of our brand advertisers in 2012 remained as our advertisers in 2013. However, we cannot assure you that we will continue to maintain similar retention rates in the future, attract new advertisers continuously or be able to retain our advertisers at all. If our advertisers determine that their expenditures on online video websites do not generate expected returns, they may allocate a portion or all of their advertising budgets to traditional advertising channels such as television, newspapers and magazines or new Internet channels such as e-commerce or social media websites, and reduce or discontinue business with us. Since most of our advertisers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us easily without incurring liabilities. Failure to retain existing advertisers or attract new advertisers to advertise on our websites may materially and adversely affect our business, financial condition, results of operations and prospects.

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

Achieving the anticipated benefits of acquisitions or business combinations will depend in part upon our ability to integrate these businesses in an efficient and effective manner. The integration of companies that have previously operated independently may result in significant challenges in various respects, and we may be unable to accomplish the integration successfully. In particular, the efficient coordination of similar organizations with differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration of acquired businesses has involved, and may continue to require, the dedication of significant management resources, which may distract our management’s attention from the day-to-day operations. In addition, the process of integrating operations may cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel from us or the acquired or combined businesses. Further, employee uncertainty and lack of focus during the integration process may disrupt our businesses or the acquired businesses.

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

The operation of an online video business requires significant capital expenditures as well as continuous, substantial investment in content, technology and infrastructure. We believe the cash we received from the initial public offering in 2010, the follow-on offering in 2011 and the anticipated cash flows from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. However, in order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We may obtain additional financing, including further equity offerings or debt financing in capital markets, to fund the operation and expansion of our online video business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including:

•                  our future business development, financial condition and results of operations;

•                  general market conditions for financing activities by companies in our industry; and

•                  macro-economic, political and other conditions in China and elsewhere.

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

In addition to professionally produced content, we allow our users to upload videos to our websites. Our users can upload all types of content, including user-created and professionally produced content, and can upload certain graphical files for limited purposes. Although we have adopted internal procedures to monitor the content displayed on our websites, due to the significant amount of content uploaded by our users, we may not be able to identify all the videos or other content that may violate relevant laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Content Monitoring and Copyright Protection” for more details relating to our content monitoring procedures. Failure to identify and prevent illegal or inappropriate content from being displayed on our websites may subject us to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could cause us to be held liable as a website operator. For a detailed discussion, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Internet Content Services” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Information Security.”

To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such content on our websites in the form of take-down orders or otherwise. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete certain content that the government deemed inappropriate or sensitive. The General Administration of Press and Publication, Radio, Film and Television, or the GAPPRFT, formerly known as the State Administration of Radio, Film and Television, or SARFT, publishes from time to time lists of content that is objectionable, and our contract employees who work on content screening continuously monitor user-uploaded content and remove those mentioned on the list. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our websites in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations. Although we have not been penalized for objectionable content in the past, in the event that the PRC regulatory authorities find the video content on our websites objectionable and impose penalties on us or take other administrative actions against us in the future, our business, results of operations and reputation may be materially and adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content uploaded by our increasing number of users.

In addition, we operate our websites through 1Verge Information Technology (Beijing) Co., Ltd., or 1Verge Information, Quan Toodou Network Science and Technology Co., Ltd., or Quan Toodou, and its wholly owned subsidiary, Quan Toodou Cultural Communication Co., Ltd., or Toodou Cultural, as well as our consolidated affiliated entities, and our ability to comply with laws and regulations described above depends in large part on the experience and skills of, and our control over, the management of 1Verge Information and Quan Toodou. We rely on contractual arrangements with 1Verge Information and Quan Toodou and their shareholders to exercise control over the management and operations of 1Verge Information and Quan Toodou. These contractual arrangements may not be as effective as direct ownership in providing us with control over 1Verge Information and Quan Toodou. 1Verge Information, Quan Toodou and their shareholders may fail to take certain actions required for our business or follow our instructions to comply with the relevant PRC regulations despite their contractual obligations to do so. If we had direct ownership of 1Verge Information and Quan Toodou, we would be able to directly exercise our rights as a shareholder to effect changes in the board of directors of 1Verge Information and Quan Toodou, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

We have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on our websites or services we provide.

We have been involved in litigation based on allegations of infringement of third-party copyright and other rights, such as privacy and image rights, due to the content available on our websites. We were subject to a total of 340, 334 and 258 lawsuits in China for alleged copyright infringement in 2011, 2012 and 2013, respectively, in connection with our Youku platform. Approximately 97% of the lawsuits filed from 2011 through December 31, 2013 in connection with the Youku platform were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. Since our combination with Tudou, we assumed and were subject to a total of 48 and 274 lawsuits in China in 2012 and 2013, respectively, for alleged copyright infringement in connection with the Tudou platform. As of December 31, 2013, we accrued RMB6.5 million (US$1.1 million) in expenses and other liabilities based on judgments by court and out-of-court settlements. We have implemented internal procedures to review videos uploaded by our users and remove any infringing video promptly after we receive infringement notification from the legitimate rights owner claiming that their rights are infringed by a video on our website. See “Item 4. Information on the Company—B. Business Overview—Content Monitoring and Copyright Protection” for more details relating to our content monitoring procedures. Due to the significant number of videos uploaded by users, we may not be able to identify all content that may infringe on third-party rights. Moreover, some rights owners may not send us a notice before bringing a lawsuit against us. Thus, our failure to identify unauthorized videos posted on our website has subjected us to, and may continue to subject us to, claims of infringement on third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC or its local branches for alleged copyright infringement.

Although we have not been subject to claims or lawsuits outside China, we cannot assure you that we will not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the NYSE, the ability of users to access our videos in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our websites or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

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

In addition, we operate our websites through our consolidated affiliated entities, 1Verge Information, Quan Toodou and its wholly owned subsidiary, Toodou Cultural, and our ability to monitor content as described above depends in large part on the experience and skills of, and our control over, the management of 1Verge Information and Quan Toodou. Our control over the management and operations of 1Verge Information and Quan Toodou through contractual arrangements may not be as effective as that through direct ownership. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

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

In addition, we operate our websites through our consolidated affiliated entities, 1Verge Information, Quan Toodou and its wholly owned subsidiary, Toodou Cultural, and our ability to comply with laws and regulations described above depends in large part on the experience and skills of, and our control over, the management of 1Verge Information and Quan Toodou. Our control over the management and operations of 1Verge Information and Quan Toodou through contractual arrangements may not be as effective as that through direct ownership. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

Ineffective implementation of separation of our advertising sales and regulatory compliance functions may result in insufficient supervision over the content of advertisements shown on our websites and may subject us to penalties or administrative actions.

We keep our advertising sales function separate from our team in charge of government compliance to address the potential conflicts between our compliance with relevant PRC advertising laws and regulations and advertising business, where we derive substantially all of our revenues. Before a sale is confirmed and the relevant advertisements are publicly posted on our websites, our account execution personnel, which is a separate back-office team that does not interface directly with advertisers, are required to review all advertising materials, including video commercials, flashes and pictures, to ensure there is no racial, violent, pornographic or any other improper content. They will request the advertiser to provide proof of governmental approval if the advertisement is subject to special governmental review and such process is designed to enhance our regulatory compliance efforts. However, in the event that the separation of advertising sales and regulatory compliance functions is not effectively implemented, the content of our advertisements may not be in full compliance with applicable laws and regulations. Although we have not been subject to any penalties for the three years ended December 31, 2011, 2012 and 2013, and have not been subject to any administrative actions in the past for the advertisements shown on our websites, if we are found to be in violation of applicable laws and regulations in the future, we may be subject to penalties and our reputation may be harmed. This may have a material and adverse effect on our business, financial condition and results of operations.

Changes in government policies or regulations may have a material and adverse effect on our business, financial condition and results of operations.

Our online video business is subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the GAPPRFT, Ministry of Culture, Ministry of Industry and Information Technology, or MIIT, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the Internet industry, including the online video industry. Operators must obtain various government approvals and licenses, including an Internet content provider license, or ICP license, and an Internet audio/video program transmission license, prior to the commencement of online video operations. We have obtained the licenses and permits essential for our business operations. We have obtained the ICP license, the Internet audio/video program transmission license and a permit from the Beijing Drug Administration to post approved non-prescription drug advertisements on our websites. We are in the process of applying for the approval from the SCIO to publish news on our websites or disseminate news through the Internet. We currently operate a current events channel on our websites which includes audio/video content relating to current topics and social events. We have made oral inquiries with the SCIO, and were orally informed that such operations do not violate the regulations on Internet news publication. If the PRC government finds that we were operating without the proper licenses or approvals, promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of online video businesses and/or mobile and web-based subscription services that we plan to launch, the PRC government has the power to, among other things, levy fines, confiscate our income or the income of our affiliates, revoke our business licenses or the business licenses of our affiliates, and require us to discontinue or impose restrictions on the affected portion or our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

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

We rely on written representations from the content providers regarding the SARFT approval status of the content licensed to us. Under our content licensing agreements, the content providers generally represent and warrant that (i) the content they provide has legitimate copyright or authorization, and they are entitled to grant us the rights of communication through information networks; (ii) the content itself as well as the authorization or rights granted to us neither breach any applicable laws, regulations or public morals, nor impair any third party rights; and (iii) that they will indemnify us for any loss resulting from both the non-compliance of such content with the law and claims from third parties. However, we cannot guarantee that the remedies provided by these content providers, if any, will be sufficient to compensate us for potential regulatory sanctions imposed by the State Administration for Press, Publication, Radio, Film and Television due to violations of the approval and permit requirements. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video content on our websites or our reputation. In addition, such risks may persist due to ambiguities and uncertainties relating to the implementation and enforcement of this notice.

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

We believe that maintaining and enhancing our Youku优酷 brand and Tudou土豆 brand is of significant importance to the success of our business. Our well-recognized brands are critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers. Since the online video market is highly competitive, maintaining and enhancing our brands depends largely on our ability to remain the market leader in China, which may be difficult and expensive.

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

Other than the fees we pay for licensed content, we do not provide any additional compensation or benefits to professional content providers and their affiliates. In order to maintain good relationships with current licensors of professionally produced content to renew our current licenses and license new content from them, we need to continue to grow our platforms and content demand to strategically keep our status as an important customer of the major content licensors. Given that we operate in a rapidly evolving industry, we also need to continue to anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to cater to the needs and preferences of our users and, as a result, fail to deliver satisfactory user experience, we may suffer from reduced user traffic and our business and results of operations may be materially and adversely affected.

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

Our operating results tend to be seasonal. For instance, we may have slightly lower revenues during the first quarter of each year primarily due to the Chinese New Year holidays in that quarter. In addition, advertising spending in China has historically been cyclical, reflecting overall economic conditions as well as the budgeting and buying patterns of customers.

We may not be able to manage our expansion effectively.

We have experienced rapid growth since we commenced our online video business in 2006. According to iResearch, the number of our monthly unique visitors from homes and offices was approximately 50 million in December 2007. In December 2013, our monthly unique visitors from home and office PC users amounted to approximately 245 million and 174 million for Youku platform and Tudou platform, respectively. The daily mobile views of both Youku and Tudou platforms combined reached 281 million in 2013. In addition, the number of our employees grew rapidly from 100 as of December 31, 2007 to 2,056 as of December 31, 2013 on both platforms (exclusive of our approximately 649 contract employees who work on content files screening, copyright checking, source file acquisition and editing). To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with content providers, advertisers, advertising agencies and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

Disruption or failure of our systems could impair our users’ online video experience and adversely affect our reputation.

Our ability to provide users with a high-quality online video experience depends on the continuous and reliable operation of our systems. We cannot assure you that we will be able to procure sufficient bandwidth in a timely manner or on acceptable terms or at all. Failure to do so may significantly impair user experience on our websites and decrease the overall effectiveness of our websites to both users and advertisers. Disruptions, failures, unscheduled service interruptions or a decrease in connection speeds could hurt our reputation and cause our users and advertisers to switch to our competitors’ websites. Our systems and proprietary content delivery network, or CDN, are vulnerable to damage or interruption as a result of fires, floods, earthquakes, power losses, telecommunications failures, undetected errors in software, computer viruses, hacking and other attempts to harm our systems. We have experienced service interruptions for up to three hours in the past, which typically were caused by (i) overload of our servers; (ii) unexpected overflow of user traffic; and/or (iii) service malfunction of the telecommunications operators, such as power outage of Internet data centers or network transmission congestion. We may continue to experience similar interruptions in the future despite our continuous efforts to improve our systems. Since we host our servers at third-party Internet data centers, any natural disaster or unexpected closure of Internet data centers operated by third-party providers may result in lengthy service interruptions.

If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our users’ experience with us may be negatively affected, which in turn, may have a material and adverse effect on our reputation. We cannot assure you that we will be successful in minimizing the frequency or duration of service interruptions.

We may be the subject of detrimental conduct by third parties, including complaints to regulatory agencies, negative blog postings, and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, advertisers, customers and revenues, and adversely affect the price of our ADSs.

We have been, and in the future may be, the target of anti-competitive, harassing or other detrimental conduct by third parties. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or any websites by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, advertisers, customers and revenues, and adversely affect the price of our ADSs.

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

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and is facing new challenges, including the escalation of the European sovereign debt crisis in 2011 and the slowdown of the Chinese economy starting in 2012. It is unclear how the European sovereign debt crisis or the Chinese economic slowdown will progress in 2014 and beyond. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Iran. There have also been concerns about the economic effect of the earthquake, tsunami and nuclear crisis in Japan, typhoon in the Philippines, political unrest in Thailand and diplomatic tensions in the relationship between China and Japan. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success depends on the continuous efforts and services of our senior management, especially the executive officers set out in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” of this annual report. We have not experienced attrition of our senior management team since we were established. If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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

We adopted a stock option scheme, or the 2006 Plan, on December 1, 2005, which was amended on March 26, 2007, June 20, 2008, December 16, 2009 and September 9, 2010. In November 2010, we adopted our 2010 Share Incentive Plan, or the 2010 Plan, which was amended and restated on September 25, 2012, that permits the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units. As of March 31, 2014, options to purchase a total of 86,228,874 Class A ordinary shares and restricted share units to acquire a total of 97,440,084 Class A ordinary shares were outstanding under the 2006 Plan and the 2010 Plan. See “Item 6. Director, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plan” for detailed discussion. For the years ended December 31, 2011, 2012 and 2013, we recorded RMB47.5 million, RMB118.2 million and RMB188.4 million (US$31.1 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2013. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2013. However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to maintain compliance with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of online video and online advertising services. Specifically, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiaries, 1Verge Internet Technology (Beijing) Co., Ltd., or 1Verge Internet, and Reshuffle Technology (Shanghai) Co., Ltd., or Reshuffle Technology, and our significant consolidated affiliated entities in the PRC, namely, 1Verge Information, Quan Toodou and its wholly owned subsidiary, Toodou Cultural, as well as Zhejiang Dongyang Tianshi Cultural Media Ltd., or Tianshi, and their respective shareholders. 1Verge Information, Quan Toodou and Toodou Cultural hold the licenses and permits necessary to conduct our online video, online advertising and related businesses in China. Our contractual arrangements with our consolidated affiliated entities and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see also “Item 4. Information on the Company—C. Organizational Structure.”

We cannot assure you, however, that we will be able to enforce these contracts. Although in the opinion of our PRC counsel, TransAsia Lawyers, we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in online video and advertising businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective in providing us with control over the consolidated affiliated entities as direct ownership. From a legal perspective, if our consolidated affiliated entities, any of their subsidiaries or any of their respective shareholders fails to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which could be time consuming and costly. If we had direct equity ownership of our consolidated affiliated entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control. A lawsuit initiated prior to our business combination with Tudou by the ex-wife of Mr. Gary Wei Wang, the then founder, chairman and chief executive officer of Tudou, seeking the division of 76% of the equity interest in Quan Toodou held by Mr. Wang based on marital asset distribution dispute, has been viewed as evidence of the ineffectiveness of Tudou’s control over Quan Toodou and its subsidiaries. The lawsuit was subsequently concluded through a settlement directed by the court in June 2011, and we believe that the equity interests of Quan Toodou will not be subject to any court enforcement measures.

Our contractual arrangements generally have a term of ten years with an automatic extension of successive ten years, which is subject to the unilateral termination rights of our company and our wholly owned subsidiaries, namely, 1Verge Internet and/or Reshuffle Technology, as applicable. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of our consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial ten-year term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities. We may replace the shareholders of our consolidated affiliated entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.” In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities and their subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our consolidated affiliated entities and their subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

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

Under the equity pledge agreements among 1Verge Internet and the respective shareholders of 1Verge Information and Tianshi, these shareholders pledged all of their equity interests in 1Verge Information and Tianshi to 1Verge Internet. Under the pledge agreement among Reshuffle Technology and the shareholders of Quan Toodou, the shareholdres of Quan Toodou pledged all of their equity interests in Quan Toodou to Reshuffle Technology. Our PRC counsel, TransAsia Lawyers, has advised us that the pledges in respect to 1Verge Information, Tianshi and Quan Toodou were duly created and effective given that such pledges have already been duly registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law. As a result, if any of 1Verge Information, Tianshi and Quan Toodou or any of their respective shareholders breaches its obligations under the contractual arrangements, we may be able to enforce the pledges.

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

Ms. Qiong Qin and Mr. Dele Liu are shareholders of our significant consolidated affiliated entities, namely, 1Verge Information and Quan Toodou. Mr. Zhou Yu formerly owned an 18% stake in Quan Toodou and transferred his entire stake to Ms. Qin in September 2013 upon his resignation from our company.  Ms. Qin is the wife of our founder and chief executive officer, and she does not have any equity interest or management position at our company. Mr. Liu is our director and president. We provide no incentives to Ms. Qin or Mr. Liu for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of our consolidated affiliated entities. We may replace Ms. Qin and Mr. Liu as the shareholders of our consolidated affiliated entities at any time pursuant to the equity option agreements. As a director and executive officer of our company, Mr. Liu has a duty of loyalty and care to us under Cayman Islands law. In addition, each of Ms. Qin and Mr. Liu, as a shareholder of 1Verge Information, has executed an irrevocable power of attorney to appoint a person to be designated by 1Verge Internet in writing who is approved by us as their attorney-in-fact to vote on her/his behalf and exercise the full voting rights as the shareholder of 1Verge Information. Each of Ms. Qin and  Mr. Liu, as a shareholder of Quan Toodou, has executed a power of attorney to appoint a person to be designated by Reshuffle Technology in writing who is approved by us as their attorney-in-fact to vote on their behalf on all Quan Toodou matters requiring shareholder approval. In addition, 1Verge Internet and Reshuffle Technology each passed a shareholders’ resolution indicating that all activities related to the powers and rights assigned pursuant to the powers of attorney for 1Verge Information and Quan Toodou, respectively, shall be exercised at the direction and approval of the Company and the resolutions are effective for the same term as the powers of attorney. However, we cannot assure you that when conflicts arise, Ms. Qin and Mr. Liu will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Ms. Qin and Mr. Liu, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings. Upon completion of an increase of registered capital of Tianshi in 2013, 1Verge Information became a shareholder of Tianshi that holds 70% of its equity interest, and Ms. Wen Lu and Ms. Qiong Hu jointly hold the remaining 30% the equity interest of Tianshi. Ms. Lu and Ms. Hu currently serve as our employees. Each of Ms. Lu, Ms. Hu and 1Verge Information has executed an irrevocable power of attorney to appoint a person to be designated by 1Verge Internet in writing who is approved by us as their attorney-in-fact to vote on their behalf and exercise the full voting rights as the shareholder of Tianshi. In addition, 1Verge Internet passed a shareholders’ resolution indicating that all activities related to the powers and rights assigned pursuant to the powers of attorney for Tianshi shall be exercised at the direction and approval of the Company and the resolutions are effective for the same term as the powers of attorney. We cannot assure you that if conflicts arise, Ms. Wen Lu and Ms. Qiong Hu will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Ms. Lu and Ms. Hu, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. The outcome of any such legal proceedings is uncertain.

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

Under PRC laws and regulations, 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2013, the registered capital of 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing were US$171.9 million, US$63.0 million and RMB1.0 million (US$0.2 million), respectively. 1Verge Internet has incurred losses of RMB441.4 million (US$72.9 million) from incorporation to December 31, 2013, Reshuffle Technology has incurred losses of RMB437.3 million (US$72.2 million) from incorporation to December 31, 2013, and Jet Brilliant Beijing has incurred losses of RMB0.7 million (US$0.1 million) from incorporation to December 31, 2013. As they have not made any profits to date, they have not been subject to the statutory reserve fund requirements and have not set aside any money to fund the statutory reserve funds or staff welfare and bonus funds. Our PRC subsidiaries have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2013, our PRC subsidiaries had accumulated deficits of RMB1,342.5 million (US$221.8 million) in accordance with PRC accounting standards and regulations. Substantially all of their revenues have been used to fund our business operations or expansion.

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

As of December 31, 2013, we have made long-term interest-free loans in an aggregate principal amount of RMB94.1 million (US$15.5 million) to the shareholders of certain of our consolidated affiliated entities to enable them to fund the initial capitalization and the subsequent financial requirements of our consolidated affiliated entities. The initial term for such loans is ten or five years and will be automatically extended for successive ten- or five-year periods (as applicable) unless we give a three-month written notice prior to the expiration of the then current term. We may in the future make additional loans to the shareholders of our consolidated affiliated entities in China in connection with any increase in the capitalization or financial requirements of these entities to the extent necessary and permissible under applicable PRC laws and regulations. Our ability to collect these long-term loans will depend on the profitability and results of operations of these consolidated affiliated entities, which is uncertain.

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

•             In 2013, the GAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Dramas and Micro Films, which requires that (i) a permit for radio and television program production and operation must be obtained for all online content, such as Internet dramas and micro films, (ii) online audio/video service providers transmitting Internet dramas or micro films produced and uploaded by individual users will be deemed responsible as producers for such content, (iii) online audio/video service providers may only transmit content uploaded by individuals whose identity has been verified and such content shall comply with relevant content management rules and (iv) online audio/video content, including Internet dramas and micro films, must be filed with the relevant authorities before release. This supplementary notice is very new, and thus far no relevant implementation rules or interpretations have been issued. Therefore, it remains unclear what, if any, potential liabilities 1Verge Information and Toodou Cultural could face in respect of the online audio/video content available on our websites.

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

A PRC tax pilot program may have an adverse impact on our results of operations and financial condition.

The PRC government adopted a PRC tax pilot program, which is initially being implemented in Shanghai and has been extended to other cities. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111. These circulars became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, starting from January 1, 2012, companies classified by Shanghai’s local tax authorities as being engaged in certain services, including transportation services, research and development services, information technology services and advertising services, are required to pay value added tax, or VAT, at a rate ranging from 6% to 17% in lieu of business tax. The pilot VAT reform program initially applied only to the pilot industries in Shanghai and has been expanded to eight additional regions, including, among others, Beijing, in 2012. The pilot program will also be expanded nationwide when conditions permit. Advertising services provided by our Shanghai and Beijing entities have been subject to a 6% VAT in lieu of business tax since January 1, 2012 and September 1, 2012, respectively. This program may negatively impact our results of operations. On May 24, 2013, the Ministry of Finance, or MOF, and the State Administration of Taxation, or SAT, jointly issued Caishui [2013] No. 37, or Circular 37. From August 1, 2013, the VAT Pilot has been expanded to the transportation industry (expect for railway transport) and some modern service industries nationwide. On December 12, 2013, MOF and SAT jointly issued Caishui [2013] No. 106, or Circular 106, which sets out that railway transportation and postal services would be within the scope of the VAT pilot from January 1, 2014. Circular 106 also includes some updates and changes to VAT pilot rules. Circular 106 replaced Circular 37 from January 1, 2014.

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

Under these foreign exchange regulations, PRC residents who make, or have previously made prior to the implementation of these foreign exchange regulations, direct or indirect investments in SPVs will be required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update the previously filed registration with the local branch of SAFE, with respect to that SPV, to reflect any material change. Moreover, the PRC subsidiaries of that SPV are required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiaries of that SPV may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their SPV, and the SPV may also be prohibited from injecting additional capital into its PRC subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liabilities for such PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at such PRC subsidiaries who are held directly liable for the violations may be subject to administrative sanctions. The shareholders of our consolidated affiliated entities, Ms. Qiong Qin, Mr. Dele Liu, Ms. Wen Lu and Ms. Qiong Hu, all of whom are PRC citizens, have not conducted any direct or indirect offshore investment activities or held any shares, directly or indirectly in any of our offshore entities other than those due to exercise of their share options. Therefore, these PRC resident shareholders are not required to file the registrations and amendments pursuant to SAFE Circular No. 75 and related rules. Mr. Victor Koo, our founder and chief executive officer, who is a permanent resident of Hong Kong, stays in mainland China for over 183 days per annum. However, as a result of our inquiries with the competent local branch of SAFE responsible for our PRC subsidiaries’ foreign exchange registrations, we were informed that, given the lack of any publicly-available implementing rules or official interpretations issued by the SAFE regarding the issue of whether the registration and amendment filing requirements under SAFE Circular No. 75 and related rules should apply to non-PRC citizens, Mr. Koo should not be deemed a PRC resident for these purposes, and any attempt to submit an application to such local SAFE branch with respect to Mr. Koo’s investment and shareholdings in our offshore SPV will not be officially accepted or examined. In addition, Ms. Qiong Qin should not be required to make an application with respect to Mr. Koo’s offshore SPV activities merely by virtue of being Mr. Koo’s wife.

However, we cannot conclude that the SAFE or the local branch responsible for our PRC subsidiaries’ foreign exchange registrations will not later change its position on, and interpretation of, the applicability of these foreign exchange regulations to Mr. Koo or the PRC resident shareholders of our consolidated affiliated entities. In the event the registration procedures set forth in these foreign exchange regulations become applicable to Mr. Koo or the PRC resident shareholders of our consolidated affiliated entities, we will urge these individuals to file necessary registrations and amendments as required under SAFE Circular No. 75 and related rules. However, as SAFE regulations and policies have been evolving rapidly in the past few years, we cannot assure that all of these individuals can successfully make or update any applicable registration or obtain the necessary approval required by these foreign exchange regulations as these individuals may not be able to fully satisfy the new requirements or interpretations that SAFE or its local branch may impose or adopt from time to time. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. In March 2007, SAFE promulgated the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rules. In February 2012, SAFE promulgated the Notice on the Administration of Foreign Exchange Matters for Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies, or the Stock Option Notice, and replaced the Stock Option Rules. The Stock Option Notice simplifies the requirements and procedures for the registration of stock incentive plan participants, especially in respect of the required application documents and the elimination of strict requirements on offshore and onshore custodian banks, as were stipulated in the Stock Option Rules. According to the Stock Option Notice, for PRC resident individuals who participate in stock incentive plans of overseas public companies, which includes employee stock ownership plans, stock option plans and other incentive plans permitted by relevant laws and regulations, a PRC domestic qualified agent or the PRC subsidiary of such overseas public company must, among other things, file, on behalf of such individuals, an application with the SAFE or its local counterpart to obtain an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises, as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. In addition, within three months after there is any substantial change to such stock incentive plans, including for example any changes due to merger or acquisition or changes of domestic or overseas custodian agent, the domestic agent must update the registration with SAFE. We and our PRC citizen employees who participate in an employee stock ownership plan or a stock option plan are subject to these regulations, since we are a publicly-listed company in the United States. We and our employees have made such applications and intend to continue making such application on an on-going basis and complete all the requisite procedures in accordance with the Stock Option Notice. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employee Stock Options Plan.”

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

On March 28, 2011, the SAT released the SAT Public Notice (2011) No. 24, or SAT Public Notice 24, to clarify several issues related to SAT Circular 698. SAT Public Notice 24 became effective on April 1, 2011. According to SAT Public Notice 24, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country/region where the overseas holding company is a resident.

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

The New EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15%, subject to certain new qualification criteria. 1Verge Internet, our wholly owned subsidiary, and 1Verge Information, our consolidated affiliated entity, were recognized by the Beijing Municipal Science and Technology Commission as “high and new technology enterprises” on December 24, 2010 and April 27, 2006, respectively, and therefore were eligible for the reduced 15% enterprise income tax rate upon its filing with the relevant tax authority. The qualification as a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. 1Verge Information was reaffirmed as such on December 14, 2009 and was entitled to the preferential tax rate of 15% for 2009, 2010 and 2011. However, 1Verge Information was not recognized as a “high and new technology enterprise” in the three-year review in 2012, and its applicable enterprise income tax rate increased to 25% starting in 2012. 1Verge Internet was recognized as a “high and new technology enterprise” in the three-year review in 2013, and its applicable enterprise income tax rate remained at 15% from 2013 to 2015.

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

Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the New EIT Law, which would have a material adverse effect on our results of operations and on the investments of our non-PRC shareholders and ADS holders.

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

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. The accounting firms appealed the initial administrative law decision to the SEC in February 2014. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC’s final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

The market price for our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on December 8, 2010, the trading price of our ADSs have ranged from US$13.76 to US$69.95 per ADS, and the last reported trading price on April 15, 2014 was US$24.57 per ADS.

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

We have a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Subject to certain exceptions, in respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to four votes per share. We issued Class A ordinary shares represented by ADSs in our initial public offering in December 2010 and the follow-on public offering in May 2011. Since our initial public offering in December 2010, (i) all ordinary shares previously held by 1Look Holdings Ltd., which is wholly owned by our founder, chairman and chief executive officer, Victor Koo, and its affiliates have been automatically re-designated as Class B ordinary shares on a 1-for-1 basis, (ii) all preferred shares previously held by Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. (formerly known as Chengwei Ventures Evergreen Fund, L.P.) and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds, and their affiliates have been automatically converted into Class B ordinary shares each on a 1-for-1 basis, and (iii) all preferred shares previously held by our shareholders other than Chengwei Funds or their affiliates have been automatically converted into Class A ordinary shares on a 1-for-1 basis. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers attached to these two classes, Victor Koo and Chengwei Funds beneficially own approximately 53% of the aggregate voting power of our company as of the date of this report and have considerable influence over matters requiring shareholder approval, subject to certain exceptions. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2013, we had 3,016,091,294 ordinary shares outstanding including 2,356,529,401 Class A ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act.

Certain holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs, in the public market could cause the price of our ADSs to decline.

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

We are incorporated in the Cayman Islands and conduct substantially all of our operations in China through our PRC subsidiaries and consolidated affiliated entities. Substantially all of our directors and officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action in the United States against us or against these individuals in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2013 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

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

As of March 31, 2014, our directors, executive officers and principal shareholders beneficially own approximately 37% of our outstanding ordinary shares, representing 62% of our total voting power. These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. A non-United States corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the application of these rules is unclear and therefore determinations are not free from doubt, based on the market price of our ADSs and ordinary shares and the composition of our income and assets for the taxable year ended December 31, 2013, we do not believe that we were a PFIC for that year. However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination.

Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United Stated federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entities for United States federal income tax purposes, we would likely be treated as a PFIC. While we do not expect to be a PFIC for the current taxable year, fluctuations in the market price of our ADSs or ordinary shares or changes in the composition of our income and assets may cause us to be a PFIC for 2014 or subsequent taxable years. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the taxable year 2014 or any future taxable year.

If we were to be or become treated as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—Certain United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules. Such U.S. Holder also generally would not be able to benefit from any preferential tax rate with respect to any dividend distribution that such U.S. Holder receives from us in that year, the next year, and potentially following years. Further, if we are treated as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become treated as a PFIC. For more information see “Item 10. Additional Information—E. Taxation—Certain United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “—Passive Foreign Investment Company Rules.”

ITEM 4.                        INFORMATION ON THE COMPANY

A                                       History and Development of the Company

Our Company

On September 20, 2005, our founder, Victor Wing Cheung Koo, incorporated 1Verge Inc. in the Cayman Islands. On November 14, 2005, we established our wholly owned subsidiary, 1Verge Internet Technology (Beijing) Co., Ltd., or 1Verge Internet, in Beijing, China. On June 20, 2008, we changed the company’s name from 1Verge Inc. to Youku.com Inc. Since our inception, we have conducted the majority of our operations in China.

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

As of the date of this report, we mainly operated our business through the following principal subsidiaries:

•             Jet Brilliant Limited, or Jet Brilliant, a company incorporated in Hong Kong;

•             1Verge Internet Technology (Beijing) Co., Ltd., or 1Verge Internet, a company incorporated in the PRC;

•             Beijing Jet Brilliant Advertising Co., Ltd., or Jet Brilliant Beijing, a company incorporated in the PRC;

•             Youku Video (Xi’an) Media Technology Co., Ltd., or Youku Xi'an, a company incorporated in the PRC;

•             StarCloud Media Co. Limited, or StarCloud, a company incorporated in the British Virgin Islands;

•             Trade Lead Investments Ltd., or Trade Lead, a company incorporated in the British Virgin Islands;

•             Tudou Holdings Limited, or Tudou, a company incorporated in the Cayman Islands;

•             Reshuffle Technology (Shanghai) Co., Ltd., or Reshuffle Technology, a company incorporated in the PRC; and

•             Chuanxian Technology (Shanghai) Co., Ltd., or Chuanxian, a company incorporated in the PRC.

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

•             Quan Toodou Cultural Communication Co., Ltd., or Toodou Cultural, a wholly owned subsidiary of Quan Toodou, which holds ICP license and internet audio/video program transmission license that permit us to conduct online video services and online advertising businesses in China on Tudou platform; and

•             Zhejiang DongyangTianshi Media Ltd., or Tianshi, which holds radio, film and television production business licenses and primarily engages in the business of advertising, television production and cultural information consultation.

See Item 4.C, “Organizational Structure” for tables setting forth our principal subsidiaries and consolidated affiliated entities as of the date of this annual report.

Our principal executive offices are located at 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing, 100080, the People’s Republic of China. Our telephone number at this address is +86 (10) 5885-1881. Our registered office in the Cayman Islands is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Our telephone number at this address is +1 (345) 949-8066. Our agent for service of process in the United States is Law Debenture Corporate Services Inc. located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B                                       Business Overview

Overview

We are China’s leading Internet television company. Our Youku and Tudou platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. We believe our continuous focus on offering a superior user experience has enabled us to become the largest Internet television company in China and elevated the awareness of our Youku优酷brand, which stands for “what’s best and what’s cool” in Chinese, and Tudou土豆brand. According to iResearch, our monthly unique visitors from home and office PC users numbered approximately 245 million and 174 million for Youku platform and Tudou platform, respectively, in December 2013. The daily mobile views of both Youku and Tudou platforms combined reached 345 million in 2013.

Our mission is to become the primary source of video content for the Chinese population across any Internet-enabled device. Through our Youku and Tudou platforms, we have built an extensive and comprehensive online video content library. The majority of the videos accessible on our two platforms are professionally produced content, such as television serial dramas, movies, variety shows, current events reports and music videos. The remaining content is comprised of user-generated content and in-house productions. We license professionally produced video content typically at fixed rates for a specified term. The terms of our licenses vary depending on the type of content and producer, though the terms for television serial dramas and movies typically range from six months to ten years. We generally renew our licenses when they expire. As of December 31, 2013, our video content library contained more than 5,900 movie titles, 2,200 television serial drama titles and over 800 variety shows.

Leveraging our proprietary CDN comprised of over 20,000 servers as of December 31, 2013, we provide fast streaming and upload speed. As a result, our Internet television platforms attract a nationwide audience, the majority of which resides in China’s more affluent urban areas.

We currently derive substantially all of our revenues from online advertising services. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. We strive to promote a healthy advertising environment on our websites to attract mainstream brand advertisers. We believe our differentiated sales proposition has contributed to the rapid increase in the number of international and domestic brand advertisers, which increased from 505 in 2011 to 741 in 2012 and to 931 in 2013.

The desirable demographic characteristics of our large user base as well as our differentiated advertising solutions and environment are key factors driving the fast growth in our online advertising revenues. Mobile and web-based subscription services, which we formally launched in December 2010, also increasingly contribute to our net revenues over time. As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies that purchase our advertising services and recognize revenues net of these commissions. Our net revenues increased from RMB897.6 million in 2011 to RMB1.8 billion in 2012 and to RMB3.0 billion (US$500.3 million) in 2013.

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

Our Users

Our extensive and comprehensive video content library and user-friendly online interface have enabled us to attract more monthly unique visitors than any other online video company in China. According to iResearch, our monthly unique visitors from home and office PC users numbered approximately 245 million and 174 million for Youku platform and Tudou platform, respectively, in December 2013. A majority of these visitors reside in China’s more affluent urban areas. We do not purchase user traffic from third parties. A majority of user visits to our websites originate from direct navigation, with the remainder from organic search results or third-party website links connecting to us.

Products and Services for Users

Our Internet television platform is designed to enable our users to search, view and share online video content quickly and easily. We offer the following products and services through our Youku platform and Tudou platform to users.

Online Video Content

Through our Youku and Tudou platforms, we have built an extensive and comprehensive online video content library, consisting primarily of professionally produced content including television programs and movies, and, to a lesser extent, user-generated content and in-house productions. We are currently focused on further expanding our collection of professionally produced content, particularly popular and in-season television serial dramas, movies and variety shows.

Professionally produced content. A majority of our user traffic on both Youku and Tudou platforms is attributable to professionally produced content, primarily across the following five categories: television serial dramas, movies, current event reports, variety shows and music videos. As of December 31, 2013, we licensed more than 5,900 movie titles, 2,200 television serial drama titles and over 800 variety shows. The providers of professionally produced content in China are highly fragmented and primarily include media production companies, professional studios, copyright distributors, television stations and music companies. We have established long-term relationships with about 1,800 professional media content providers, either directly or through third-party copyright distributors. We seek to offer users a diverse collection of television serial dramas and other programs and movies. For example, we offered approximately 1,447, 347 and 220 episodes of television serial dramas produced in (i) mainland China, (ii) Hong Kong and Taiwan, and (iii) Korea, respectively, as of December 31, 2013. We set our content syndication milestones each year to expand our content library primarily based on our content budget and the development of bandwidth infrastructure in China, for example:

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

•             In 2013, we entered into exclusive content agreements with commercial television stations like Hong Kong’s TVB to bring more classic and original content to our library.

We license professionally produced video content typically at fixed rates for a specified term. Under our license agreements with our content providers, we usually pay for the license in advance or in installments for one of three types of licenses: (i) non-exclusive webcasting rights, (ii) non-exclusive webcasting rights with a guarantee that certain competitors will not receive the same license or (iii) exclusive webcasting rights. Content licensed on a non-exclusive basis may not be sub-licensed to third parties. For exclusive content, we sub-license the licensed content within its authorized scope to other video websites and receive sub-licensing fees from such websites. The terms of our licenses for professionally produced content vary depending on the type of content and products, but the terms for movies and television serial dramas typically range from six months to ten years. We generally renew our licenses when they expire. Payments of licensing fees are generally made in installments before the commencement of license terms. In certain cases, we have the right of first refusal to purchase new content produced by the licensor.

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

Our Youku platform has supported the grassroots culture of user-generated content by launching two prominent and easy-to-use programs: Youku Paike ( 优酷拍客 ) and Youku Niuren ( 优酷牛人 ). Youku Paike was founded on the basis of “looking around and sharing what you see with the world.” Participants in Youku Paike use easily-accessible video recording devices, such as video cameras and mobile phones, to record exciting or current events and share them on our website youku.com. Youku Niuren, on the other hand, serves as a platform for our users to share videos recording ordinary people with unusual talents. We guide users to generate specific types of content by, among other things, sponsoring competitions based on certain themes, such as current events or timely topics. We grant daily awards to winners of the competitions. Some of these videos attract large audiences and are subsequently broadcast by major television stations. Since 2009, we have also hosted Youku Niuren galas in Beijing and Shanghai and granted awards to the most talented competitors.

One of the key content focuses of our Tudou platform has been user-generated content, and our annual Tudou Video Festival is one of the most significant initiatives promoted on our Tudou platform. In cooperation with China Film Group Corporation, one of the largest comprehensive film producers in China, the Tudou Video Festival was launched in 2008, and it soon became highly regarded by film industry participants including filmmakers, directors, actresses and actors. Most of the attendants were animators and amateur videographers from all around China, mostly in their mid-tolate-20s, who showcased their work. In cooperation with China Film Group Corporation, or CFGC, the largest movie studio in China, we hosted annual Tudou Video Festivals in both 2012 and 2013. Approximately 1,700 participants were invited to attend the final award ceremony in Chengde in the 2013 Tudou Video Festival. We believe that the annual Tudou Video Festival has now become a signature event in the online video industry in China.

To emphasize the social media aspects of online video and highlight the video blogging experience of our platform, we encourage people to participate in sharing user-generated videos by offering easy-to-use video upload tools, featuring high uploading speed and capacity. Both of our platforms allow users to upload videos larger than one gigabit on our websites with just a few clicks. As smartphones and other mobile Internet-enabled devices become more popular and the use of mobile Internet becomes more prevalent, we release mobile apps such as Youku Paike that support both iOS and Android systems. These mobile apps are designed to complement the feature set of our existing mobile clients with dedicated video shooting and uploading functions, and are integrated with the popular micro-blogging platforms in China.

In-house productions. As one of the few Internet television companies in China with a permit for radio and television program production and operation, we produce a wide spectrum of content, including sponsored web serial dramas, reality shows, interviews and variety shows. We focus on producing web serial dramas and variety shows for our young, educated and urban user base. Many of these programs are partially funded by proceeds from embedded product placements. We strive to make such product placements more effective by cooperating with reputable producers, directors and media organizations and creating storylines consistent with the brands’ or products’ marketing initiatives. Below is a summary of the key initiatives and achievements that have been made on our two platforms:

•             In-house Productions on Youku Platform. On the Youku platform, we promote our in-house productions under the prominent brand Youku Originals (优酷出品). As of December 2013, Youku Originals had released more than 95 productions, many of which won popularity and earned high rankings in our monthly “Top 20 Most-Viewed” list. 24 of these productions were on Youku’s monthly “Top 10 Most-Viewed” rankings during the period in which they were released. For example, in 2013, we launched “On the Road”（侣行）, an outdoor variety show, which attracted massive attention across the internet in China and was extensively reported by newspapers and prominent TV stations such as CCTV. Another newly produced web drama series, “Surprise!”(万万没想到), has attracted over 500 million online views. Due to the series’ popularity, Hunan Satellite TV co-produced several episodes with us to be aired during spring festival of 2014.

•             In-house Productions on Tudou Platform. Tudou platform began developing original programming in 2009 and will continue to produce, distribute and monetize online video content developed in-house. In 2013, “Tudou Groovin,” an inhouse produced program that presents updates on global pop music, gained popularity. In addition, “Tudou Young Choice Awards” hosted by Tudou and Shenzhen Satellite Television was held in November at the Beijing Olympic Sports Center and was attended by artists and stars from mainland China, Hong Kong, Taiwan and Korea. This award ceremony selects nominees in music, film and television categories based on online search trends of young internet users, consistent with the brand positioning of our Tudou platform.

Online Video Search and Discovery

Utilizing our search technology and data processing infrastructure, users can find relevant video content and associated information on our websites quickly and easily. After entering a video search query in the fast-loading search box, users receive a list of search results comprised of thumbnail snapshots along with relevant information, such as a video’s title, release date, number of user comments, resolution and video play statistics. Depending on user preferences, search results can be ordered based on criteria such as “most recent,” “most played,” “most commented” and “most bookmarked by members,” and sorted by content category. We officially launched our video search engine Soku.com in May 2011, which grew its daily unique users to over 4 million in December 2013, according to iResearch. In addition to providing general access to our large video content library, our video search technology also enables other features such as advanced search. Advanced search allows users to tailor search queries and narrow results by specifying keyword phrases to be included or excluded, video categories in which to search, the location of keywords, or video play statistics.

We also provide products and services, such as video channels and popularity ranking indices, on both of our platforms, to facilitate navigation and content discovery on our websites. Our back-office content editors routinely organize our video content into channels, including Movies, Television Serial Dramas, Variety Shows, Automobiles, Music, Fashion and Style, Travel, Sports and Technology. Each of these channels is easily accessible from our homepage. On the respective homepages of Youku.com and Tudou.com, we also promote popularity ranking indices, which rank videos based on their popularity or other specified statistics.

Youku Tudou Community

We provide online community services to facilitate user communication and interaction. Our online community features help enhance user loyalty and promote beneficial network effects. Specifically, we enable the following functionalities:

•             Video Space. Users can create a personalized video-sharing space, and other users may choose to follow that personalized video-sharing space, effectively creating a personalized channel based on the Video Space curator’s preferences, and track their videos viewing history. Users of our Video Space functionality can manage video uploads, their online friends list, visitor comments and online chats within their Video Space.

•             Real Time Commenting. Users can comment on or rate videos by either clicking on “vote for” or “vote against” buttons or by posting comments below the video for other users to see. Comments made about a video, such as how many people voted for or against it, help other users make an informed decision on whether to watch the video.

•             Tudou”Doupao.” Tudou viewers can make real-time feeds of video comments through pop-up bubbles on top of videos display rather than leaving comments at the bottom of the video page or being diverted to microblogging services for discussion. “Doupao” integrates the conversation into the video viewing experience in a natural and transparent fashion.

•             Strategic Cooperation with Social Network Platforms. In order to expand our user base, we cooperate with well-known Chinese online community websites. Users of these websites may recommend to each other the video clips on our websites, which we believe helps enhance our user traffic. In April 2011, Tudou entered into a two-year exclusive cooperation with Renren.com, a major real name social network platform in China, to provide an audio-visual program uploading feature to all Renren.com users. Tudou’s backend platform will enable Renren.com users to upload videos onto Renren.com, and save and further edit these audio-visual programs on our backend platform and servers as an integrated feature. In February 2012, Tudou announced an enhanced video sharing platform for users of SinaWeibo of SINA Corporation, a NASDAQ listed company, to upload and share videos to and from the Tudou platform. The enhanced video sharing platform provides a highly integrated user experience for both SinaWeibo and our users.

Our Other Products and Services

We continuously develop and introduce new products and services to make our platforms more attractive to current and prospective users. Notable platform extensions include:

•             Youku Premium. In early 2010, we trial-launched subscription-based online video services on our Youku platform featuring advertisement-free premium content, such as high-definition movies. In June 2011, we officially launched our Youku Premium paid content platform after signing a digital distribution agreement with CAV Warner Home Entertainment Co., Ltd. Under the term of this three-year distribution agreement, we will add a total of 400 to 450 Warner Brothers new releases and catalog titles to our Youku Premium content library. In December 2011, we entered into new agreements with Twentieth Century Fox Home Entertainment under which we will license 250 titles of new releases and library films to be released on Youku Premium. Subsequently, we have entered into content licensing arrangements with major copyright owners and distributors such as m1905.com, a leading online movie site wholly owned by China Central Television, Hong Kong Television Broadcasts Limited, NBCUniversal International Television Distribution and Sony Pictures Television to significantly expand the volume of high-quality content available on Youku Premium.

•             Mobile Video Services. We provide free software clients on our websites, and on the websites of Apple’s App Store and Google’s Android Market, for our users to download and install on their mobile phones. We have also entered into agreements with China’s major mobile Internet providers on a non-exclusive basis to enable users to watch pay-per-view premium content on their mobile devices. We estimate that as of December 31, 2013, Youku software clients or widgets had been pre-installed on approximately 281 million Internet-enabled mobile phones. We released mobile apps such as Youku and Tudou mobile app that support both iOS and Android systems. These mobile apps enable the users to search, browse and view content with dedicated video shooting and uploading functions, and are integrated with the popular microblogging platforms in China. Youku client for iOS operating system had been installed by an estimated 74 million users as of December 31, 2013, making it the most popular online video app in the Chinese iTunes app store. Since September 2012, Apple’s OS X desktop operating system and iOS mobile operating system have been integrated with services from Youku and Tudou to enable users to quickly and easily share videos to the web.P2P Downloadable Software Client “iKu.” Users can download these self-developed, proprietary softwares and install a Youku interface on their computer desktops, download or upload videos from or to our websites faster, and transcode videos into different formats, such as mp4 and 3gp, so that users can transfer the videos to portable devices and watch them anytime. The average number of daily online viewers from home and office who used our iKu software reached 9 million in December 2013, according to iResearch.

Our Advertisers and Customers

We serve a broad base of advertisers consisting of leading international and domestic companies. The number of our brand advertisers increased significantly from 505 in 2011 to 741 in 2012 and to 931 in 2013. They operate in a variety of industries, including fast moving consumer goods, automobile manufacturing, financial services, telecommunications, information technology services, electronics and Internet services. A great majority of our advertisers purchase our online advertising services through third-party advertising agencies. We strive to create and maintain a healthy advertising environment on our website to attract mainstream brand advertisers, in part by selectively screening advertisers. We have in the past turned down advertising business from advertisers perceived to lack positive brand recognition in order to avoid negative branding association for our mainstream brand advertisers.

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

•             Innovative Targeting. Some targeting solutions are unique to the online video platform and cannot be transplanted to other media platforms. We are able to track and monitor an advertiser’s campaign on a real-time basis and can make adjustments to enhance its efficacy within parameters specified by the advertiser. We utilize targeting strategies to more efficiently reach users of a desired demographic. Our targeting strategies enable advertisers to reach targeted users based on any or a combination of standards, including the demographic information about the user, the nature of the video’s content, the geographic location of the user, the time of day at which a video is being watched or the keywords associated with the video. In this way, we supplement and enhance the advertiser’s campaign. Our video channels also help segregate videos based on users’ interested content, which allows us to deliver advertisements tailored to the viewers of different channels;

•             Viral Video Advertisements. Advertisements that use existing social networks to promote brand awareness through self-replicating viral processes can take various forms, such as videos, online polls or interactive flash games. Due to their creative plots and potentially amusing effects, viral video advertisements sometimes attract more user traffic than non-commercial videos and therefore are desirable advertising solutions; and

•             Product Placements. As an online video provider with a permit for radio and television program production and operation, we are able to produce web-based content, such as web serial dramas, interviews and variety shows, with embedded product placements. If a program’s storyline is consistent with a brand’s or product’s marketing initiatives, a product placement can have strong branding effects on viewers.

Subscription-based Services on the Youku Platform and Other Services

In early 2010, we trial-launched subscription-based online video services on Youku platform, which enables users to watch advertisement-free premium content, such as high-definition movies. In June 2011, we officially launched our Youku Premium paid content platform after signing a digital distribution agreement with CAV Warner Home Entertainment Co., Ltd. Under the term of this three-year distribution agreement, we will add a total of 400 to 450 Warner Brothers new releases and catalog titles to our Youku Premium content library. In December 2011, we entered into new agreements with Twentieth Century Fox Home Entertainment under which we will license 250 titles of new releases and library films to be released on Youku Premium. Subsequently, we have entered into content licensing arrangements with major copyright owners and distributors such as m1905.com, a leading online movie site wholly owned by China Central Television, Hong Kong Television Broadcasts Limited, NBCUniversal International Television Distribution and Sony Pictures Television to significantly expand the volume of high-quality content available on Youku Premium. By paying to watch live events or high-definition movies, some of our users have become our customers. Though traditional television-like video advertisements are specifically omitted from content that is part of our subscription-based services, advertisers may use other forms of advertising, such as product placements in a web drama produced by us, to reach potential customers. In addition, we are working with e-commerce companies to provide video demonstrations of merchandise for their premium retail members. These members can upload and manage videos from a client interface built into our e-commerce partners’ websites without logging into our websites. We share revenues with these partners for the service fees they charge their members. New advertising formats such as these will supplement our existing online advertising solutions.

In addition, we derive a decreasing portion of our net revenues from sub-licensing certain content in which we license from content providers the exclusive rights for both self-use and sub-licensing. After our legal department confirms that the sub-licensing arrangement is authorized under the original licensing agreement, we sub-license the licensed content within its authorized scope to other video websites and receive sub-licensing fees from such websites.

Advertising Sales

We sell our advertising services primarily through third-party advertising agencies, including members of American Association of Advertising Agencies, or 4As, and leading Chinese advertising agencies. As a relatively young media company, we intend to strategically leverage advertising agencies’ existing long-term relationships and network resources to increase our sales and expand our customer base. Therefore, in order to establish long-term strategic cooperation with third-party advertising agencies, we typically enter into individual advertising agreements with such third-party advertising agencies for each advertiser. Depending on the type of advertiser and content, the duration of an advertising agreement typically ranges from one to three months. While all executed sales need to be confirmed by the end-advertiser, a great majority of our advertising sales agreements are executed with third-party advertising agencies that represent the end-advertisers. By adopting this dual-track sales model, we are able to maintain good relationships with both the end-advertisers and their advertising agencies that help identify and refer new advertisers to us. No customer accounted for more than 10% of our net revenues in 2013, and our top five customers accounted for approximately 30% of our net revenues in 2013.

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

We have built an experienced sales team consisting of salespeople with prior experience at Chinese Internet companies, television stations, members of 4As and domestic advertising agencies. As of December 31, 2013, we had approximately 527 sales representatives and supporting personnel in our Beijing, Shanghai and Guangzhou offices. Our sales force is organized by both region and industry and renders a spectrum of services. Our sales representatives are responsible for direct and channel sales, and our back-office sales support personnel focus on sales planning, creative productions, account administration and execution. Our sales force assists advertisers in structuring advertising campaigns by analyzing the advertisers’ target audiences and marketing objectives. We conduct market research, consumer surveys, demographic analysis and other advertising industry research to help our customers design effective advertising strategies. On our own initiative or at our customers’ request, we also purchase or commission studies or surveys containing relevant market data from third-party market research firms.

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

We have initiated various marketing activities to further promote our brand awareness among existing and potential users and customers. For example, we market our services through direct marketing, trade shows and other media events, which include:

•             Hosting or attending various public relations events, such as advertisement industry-related seminars and conferences, to promote our brand image and the value of online video advertising. For example, we host annual Youku Niuren gala featuring grassroots talents who showcase their extraordinary talents on the Youku platform; In September 2012, we initiated the 100-day “True Dou” differentiation campaign for Tudou platform with the unveiling of a revamped site design and the introduction of new social features and original programming; and

•             Hosting regular workshops and annual sales roadshows for major advertising agencies and existing and potential customers, highlighting the advantages, flexibility and quality of our online video platform and services. For example, we host annual Youku Tudou Resources events in major cities such as Beijing and Shanghai to introduce the product and service offerings on our dual platforms to existing and prospective advertisers and related representatives.

In addition, we benefit from cross-promotional arrangements with third-party websites and television stations, under which we cooperate to help improve each other’s brand recognition. We also market our products and services by displaying our name and logo in Youku or Tudou media player screens when users embed our content in third-party websites.

Content Monitoring and Copyright Protection

We are committed to the protection of third-party copyrights. The online video industry in China suffers from copyright infringement issues, and online content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. We have invested significantly in copyright protection technologies. For instance, we currently hire approximately 103 full-time and 521 contract employees to work on content files screening, copyright checking, source file acquisition and editing. Content files uploaded by users on our websites are continuously reviewed by the contract employees who work on content screening and monitoring to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted. These contract employees are required to promptly remove any allegedly infringing content once we receive proper notification from the legitimate copyright owner. We provide training to these contract employees and supervise and monitor their work. After a user registers and before each upload, we require the user to click a check box to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, to guarantee that he or she is the copyright owner or has obtained all necessary consents and authorizations for such content and he or she is responsible for such content. Pursuant to the user agreement, each user agrees to indemnify us for all damages arising from third- party claims against us caused by violating or infringing content uploaded or linked by the user. If we find a user has violated the user agreement, applicable laws or regulations or other parties’ legal rights, we may terminate the user account and block the user’s future uploads without prior notice.

We implemented monitoring procedures to remove infringing content, and such procedures include: (i) technology screening, where a video fingerprint system we jointly developed with a U.S. software company compares newly uploaded videos with fingerprint trails of copyrighted videos in our system and screens out those that have piracy issues; a text filtering system screens content based on pre-set key words, and another filtering system automatically screens out pornographic and obscene content based on colors and images; (ii) manual review, where the content that passes the technology screening is reviewed by the content screening employees on a 24/7 basis, and the flagged content identified by our technology is reviewed and confirmed that it can be released; and (iii) back-office professional supervision, where certain professional content providers who we granted access to our back-office database can directly flag the infringing content for removal. Other content on our websites are also monitored. For example, user-posted comments are typically screened by the text filtering system and are monitored by our screening team. Substantially all of the videos uploaded on our websites are manually screened by our contract employees. All of the other content, primarily consisting of comments posted by users, are first screened by our filtering systems and the content containing prohibitive words or images is manually screened by our contract employees.

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

Competition

The online video industry in China is rapidly evolving and highly competitive. Our primary competitors include companies that operate online video websites in China and traditional advertising media. We compete with these entities for both users and advertisers primarily on the basis of user base and demographics, quality and quantity of video content, brand name and user experience. We compete with other online video providers in China, such as iQiyi.com, and large Chinese Internet portals that provide online video product, such as SINA, Tencent and Sohu. We also compete with traditional advertising media, such as television, radio, newspapers and magazines, and major out-of-home media, such as billboards, for advertisers’ advertising budgets. Large enterprises currently spend a relatively small percentage of their advertising budgets on online advertising as compared to the percentage they spend on traditional advertising media, but we expect the percentage spent on online advertising to increase in the future. Although, in August 2012, we completed the business combination with Tudou, who used to be our competitor, we expect the competition with the other competitors to continue.

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

Restrictions on Foreign Ownership in Value-Added Telecommunications Services

According to the Provisions on Administration of Foreign Invested Telecommunications Enterprises, or the FITE Provisions, promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, the ultimate foreign equity ownership in a value-added telecommunications services provider must not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must demonstrate a good track record and experience in operating value-added telecommunications services. Foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, or its authorized local branches, and the relevant approval application process usually takes six to nine months. We are a Cayman Islands company which does not have required track record or experience in operating value-added telecommunications services, and therefore we have to reorganize our current organization and ownership structure if we intend to acquire any equity interest in 1Verge Information or Quan Toodou; and 1Verge Information’s, Quan Toodou’s and ToodouCultural’s current effective permits and licenses including Internet audio/video program transmission license and Internet culture operation permit will also need to be revisited since they are not open to a foreign-invested telecommunications enterprise. We believe that it would be impracticable for us to acquire any equity interest in 1Verge Information or Quan Toodou without diverting management attention and resources. In addition, we believe that our contractual arrangements with 1Verge Information and Quan Toodou and their respective individual shareholders provide us with sufficient and effective control over 1Verge Information and Quan Toodou. Accordingly, we currently do not plan to acquire any equity interest in 1Verge Information and Quan Toodou.

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

To comply with these PRC regulations, we operate our website youku.com through 1Verge Information, our PRC consolidated affiliated entity. 1Verge Information is currently 20% owned by Qiong Qin and 80% owned by Dele Liu, both of whom are PRC citizens. 1Verge Information holds a value-added telecommunications business operating license and an ICP license. We operate our website tudou.com through Quan Toodou and Toodou Cultural, our PRC consolidated affiliated entities. Quan Toodou is currently 84.7% owned by Qiong Qin and 15.3% owned by Dele Liu, all of whom are PRC citizens. Quan Toodou holds a value-added telecommunications business operating license and Toodou Cultural holds an ICP license. Due to the current uncertainties with respect to the procedural requirements of the notice, unless the relevant governmental authority expresses its intent to strictly enforce the notice with respect to trademarks, we currently do not plan to transfer any trademarks held by 1Verge Internet to 1Verge Information. See “Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies.”

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

In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2013, the GAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as Internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any Internet dramas or micro films that were produced by any entity lacking such permit. For Internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as the producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that online audio/video content, include Internet drama and micro films, be filed with the relevant authorities before release.

To comply with these laws and regulations, 1Verge Information obtained an Internet audio/video program transmission license for our website youku.com on July 8, 2008, which was subsequently upgraded on September 30, 2009 and on December 15, 2010 and February 13, 2012. The upgraded license is valid until February 13, 2015. Toodou Cultural holds an Internet audio/video program transmission license for our website tudou.com. This license is valid until December 15, 2014.

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

On May 1, 2009, the Ministry of Health promulgated the revised Internet Medical Information Measures, which became effective on July 1, 2009. The revised Internet Medical Information Measures require an ICP operator engaging in providing medical and health information to Internet users (which, among others, includes the provision of such information through the health channel on the operator’s website) to obtain a permit from the relevant provincial counterpart of the Ministry of Health. 1Verge Information obtained an approval from Beijing Municipal Health Bureau on February 25, 2009 for the provision of Internet medical care information services which was renewed in 2013 and remains valid under the revised measures. Toodou Culture obtained an approval from the Shanghai Municipal Health Bureau on April 1, 2012 for the provision of Internet medical care information services, which is valid until November 8, 2015.

Regulations on Advertisements

The PRC government regulates advertising, including online advertising, principally through the SAIC, although there is no PRC law or regulation at the national level that specifically regulates online advertising business. Prior to November 30, 2004, in order to conduct any advertisement business, an enterprise was required to hold an operating license for advertisement in addition to a relevant business license. On November 30, 2004, the SAIC issued the Administrative Rules for Advertising Operation Licenses, effective as of January 1, 2005, granting a general exemption to this requirement for most enterprises (other than radio stations, television stations, newspapers and magazines, non-corporate entities and entities specified in other regulations). Each of 1Verge Information, Quan Toodou and Toodou Culture has business scope that covers advertising related services, and qualifies for the exemption noted above.

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

On July 8, 2004, the State Food and Drug Administration promulgated the Administration Measures on Internet Drug Information Services, which require that Internet operators providing drug information services shall be approved by the competent food and drug administration, and drug advertisements shall be examined and approved by the competent food and drug administration as well. 1Verge Information obtained a permit from the Beijing Drug Administration on October 25, 2010, with validity term of five years from October 25, 2010 to October 24, 2015. Toodou Cultural holds an Internet drug information service permit, which was recently renewed in October 14, 2013 with a five-year validity until October 13, 2018.

Regulations on Internet Culture Activities

On February 17, 2011, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures. The Internet Culture Measures require ICP operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of Internet cultural products. We have hosted certain audio/video programs on the website www.youku.com operated by 1Verge Information. 1Verge Information holds an Internet culture business permit, which is valid until December 2014. Toodou Cultural holds an Internet culture business permit, which is valid until March 2015.

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

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3 million. 1Verge Information holds a permit for radio and television program production and operation, with a permitted scope encompassing the production of animated programs, television entertainment and special features, which is valid until February 2015. Toodou Cultural holds a permit for radio and television program production and operation, with a permitted scope encompassing the production and distribution of radio and television programs, which is valid until April 2015. Tianshi holds a permit for radio and television program production and operation, with a permitted scope encompassing the production of animated programs, TV dramas, radio plays, television entertainment and special features, which is valid till September 2015.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. 1Verge Information and 1Verge Internet have obtained and maintain 32 software copyright registrations, while Reshuffle Technology and Quan Toodou have obtained and maintain 23 software copyright registrations.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised respectively in 1993, 2001 and 2013, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of March 31, 2014, we had 233 registered trademarks in China, including “优酷,”“iKu,” “youku.com 优酷,”“tudou,” “YOUKU 优币,” “优土” and “优豆.” Furthermore, we have also applied to register additional trademarks, Youku Tudou group trademarks and logos, including but not limited to “iKu,” “Soku,” “搜酷,” “Youku Tudou” and “优酷土豆” with the Trademark Office.

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

On December 28, 2012, the Standing Committee of the National People’s Congress of the PRC issued the Decision on Strengthening the Protection of Online Information, or the Decision. Most requirements under the Decision that are relevant to ICP operators are consistent with the existing requirements under the MIIT Provisions as discussed above, although they are stricter and broader. Under the Decision, if an ICP operator wishes to collect or use personal electronic information, it must do so in a legal and appropriate manner, and may do so only if it is necessary for the services it provides. It must disclose the purpose, method and scope of any such collection or use, and must seek consent from the relevant individuals. ICP operators are also required to publish their policies relating to information collection and use, must keep such information strictly confidential, and must take technological and other measures to ensure the safety of such information. ICP operators are further prohibited from divulging, distorting or destroying any such personal electronic information, or selling or providing such information to other parties. The Decision also requires that ICP operators providing information publishing services must collect from users their personal identification information for registration. In very broad terms, the Decision provides that violators may face warnings, fines, confiscation of illegal gains, license revocations, filling cancellations and website closures.

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

1Verge Internet, our wholly owned subsidiary, and 1Verge Information, our consolidated affiliated entity, were recognized by the Beijing Municipal Science and Technology Commission as “high and new technology enterprises” on December 24, 2010 and April 27, 2006, respectively, and therefore were eligible for the reduced 15% enterprise income tax rate upon filing the relevant tax authority.  The qualification as a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. 1Verge Information was reaffirmed as such on December 14, 2009 and was entitled to the preferential tax rate of 15% for 2009, 2010 and 2011. However, 1Verge Information was not recognized as a “high and new technology enterprise” in the three-year review in 2012, and its applicable enterprise income tax rate increased to 25% starting in 2012. 1Verge Internet was recognized as a “high and new technology enterprise” in the three-year review on November 11, 2013, and therefore, 1Verge Internet is still entitled to the preferential enterprise income tax rate of 15% from 2013 to 2015. We cannot assure you that 1Verge Internet can continue to be recognized as “high and new technology enterprise” or renew this qualification when the current term expires and thus continue to be entitled to the preferential enterprise income tax rate of 15% or any other preferential enterprise income tax treatment.

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

PRC Value-added Tax and Business Tax

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

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot VAT reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai but has been expanded to eight additional regions, including, among others, Beijing, in 2012. Entities located in Shanghai and Beijing fall within the scope of the pilot program and have been recognized as the VAT general taxpayers since January 1, 2012 and September 1, 2012, respectively, the effective time of the pilot program in each of the regions. On May 24, 2013, the Ministry of Finance, or MOF, and the State Administration of Taxation, or SAT, jointly issued Caishui [2013] No. 37, or Circular 37. From 1 August, 2013, the VAT pilot has been expanded to the transportation industry (expect for the Railway transport) and some modern service industries nationwide.

On December 12, 2013, MOF and SAT jointly issued Caishui [2013] No. 106, or Circular 106, which sets out that railway transportation and postal services would be within the scope of the VAT pilot from January 1, 2014. Circular 106 also included some updates and changes to VAT pilot rules. Circular 106 replaced Circular 37 from January 1, 2014.

Cultural Business Construction Fee

According to applicable PRC tax regulations or rules, advertising service providers are generally required to pay a cultural business construction fee at the rate of 3% on the revenues (i) which are generated from providing advertising services and (ii) which are also subject to the business tax.

Local Surcharges

City construction tax and education surcharge are local surcharges imposed at a certain percentage of PRC turnover taxes (i.e., business tax, value-added tax and consumption tax). City construction tax is charged at rates of 1%, 5% or 7% (depending on the location of the PRC enterprise) of the turnover tax, while the education surcharge rate is currently at 2% of the turnover tax. Though in the past foreign-invested enterprises, foreign enterprises and foreign individuals were exempted from such surcharges, these entities were required to make such payments from December 1, 2010 according to a notice issued by PRC State Council in October 2010.

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

Dividends Withholding Tax

Under the Old EIT Law effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing, would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC and Hong Kong. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by 1Verge Internet, which is our PRC subsidiary directly held by our company, are subject to a withholding tax rate of 10%. Dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiary Jet Brilliant by Jet Brilliant Beijing, which is our PRC subsidiary directly held by our Hong Kong subsidiary, are subject to withholding tax at a rate of 5%, provided that: (a) our Hong Kong subsidiary is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law, “non-resident enterprise” being referred to as a company that has no establishment in China, or has establishment in China, but the dividend is not connected to the establishment; (b) our Hong Kong subsidiary is the beneficial owner of the PRC sourced income; and (c) our Hong Kong subsidiary holds at least 25% of the equity interest of Jet Brilliant Beijing. Jet Brilliant has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future, because Jet Brilliant Beijing paid no dividends from April 27, 2010 to December 31, 2013 and does not plan to pay dividends in the future as it may continue to incur losses. However, the SAT promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. In addition, as described above, our company or our Hong Kong subsidiary may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from the relevant PRC subsidiary would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

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

As of December 31, 2013, the registered capital of our wholly foreign-owned subsidiaries 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing were US$171.9 million, US$63.0 million and RMB1.0 million (US$0.2 million), respectively. 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing have not made any profits to date, and thus are not subject to the statutory reserve fund requirement. 1Verge Internet, Reshuffle Technology and Jet Brilliant Beijing have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2013, our PRC subsidiaries had accumulated deficits of RMB1,342.5 million (US$221.8 million) in accordance with PRC accounting standards and regulations.

Regulations on Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005: (i) a PRC citizen residing in the PRC or non-PRC citizen primarily residing in the PRC due to his or her economic tie to the PRC, who is referred to as a PRC resident in SAFE Circular No. 75, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose company, for the purpose of overseas equity financing; (ii) when a PRC resident contributes the assets of, or its equity interests in, a domestic enterprise into an overseas special purpose company, or engages in overseas financing after contributing assets or equity interests into an special purpose company, such PRC resident shall register his or her interest in the special purpose company and the change thereof with the local branch of the SAFE; and (iii) when the special purpose company undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or merger and division, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of special purpose companies established before November 1, 2005 were required to register with the local branch of the SAFE before March 31, 2006. To further clarify and simplify the implementation of the SAFE Circular No. 75, the SAFE issued the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 19, on May 20, 2011, which came into effect on July 1, 2011.

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

According to the Stock Option Notice, for PRC resident individuals who participate in any employee stock ownership plan or share option plan of an overseas listed company, a PRC domestic qualified agent or the PRC subsidiary of such overseas listed company must, among other things, file, on behalf of such individuals, an application with the SAFE or its local counterpart to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises as PRC domestic individuals may not directly use overseas funds to purchase shares or exercise share options. With the approval from SAFE or its local counterpart, the PRC domestic qualified agent or the PRC subsidiary shall open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of shares, any dividends issued on the stock and any other income or expenditures approved by the SAFE or its local counterpart. In addition, within three months after there is substantial change to such stock incentive plans, including for example any changes due to merger or acquisition or changes to the domestic or overseas custodian agent, the domestic agent must update the registration with SAFE.

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

On December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatch, which became effective on July 1, 2013. Pursuant to amended PRC Labor Contract Law, (i) the dispatched contract workers are entitled to equal pay for equal work as compared to a full time employee of an employer, (ii) dispatched contract workers may only be engaged to perform temporary, ancillary or substitute work and (iii) an employer is required to strictly control the number of dispatched contract workers, so that dispatched contract workers do not exceed certain percentage of a total number of employees. “Temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014,which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer may not exceed 10% of its total employees (including both directly hired employees and dispatched contract workers); (ii) in the case that the number of dispatched contract workers exceeds 10% of its total employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer must formulate a plan to reduce the number of its dispatched contract workers to a number below the statutory cap prior to March 1, 2016; and (iii) the employer’s plan is required to be filed with the local bureau of human resources and social security. Nevertheless, the Labor Dispatch Provisions do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012. In addition, the employer may not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of its total employees.

As of April 11, 2014, we have one PRC entity, Youku Video (Xi’an) Media Technology Co., Ltd., which hires dispatched contract workers exceeding 10% of its total employees. We have already formulated plans to convert the dispatched contract workers to directly hired full-time employees, which we expect to complete within the time frame required under the Labor Dispatch Provisions.

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

C                                       Organizational Structure

Corporate Structure

The following table sets out the details of our principal operating subsidiaries, consolidated affiliated entities and our ownership structure, as of the date of this annual report:

Name	Place of Formation	Relationship	Ownership Structure
1Verge Internet Technology (Beijing) Co., Ltd.	PRC	Wholly owned subsidiary	100% owned by Youku Tudou Inc.
Jet Brilliant Limited	Hong Kong	Wholly owned subsidiary	100% owned by Youku Tudou Inc.
Beiijng Jet Brilliant Advertising Co., Ltd.	PRC	Wholly owned subsidiary	100% owned by Jet Brilliant Limited
Youku Video (Xi’an) Media Technology Co., Ltd.	PRC	Wholly owned subsidiary	100% owned by Jet Brilliant Limited
Trade Lead Investments Ltd.	British Virgin Islands	Wholly owned subsidiary	100% owned by Youku Tudou Inc.
Tudou Holdings Limited	Cayman	Wholly owned subsidiary	100% owned by Youku Tudou Inc.
StarCloud Media Co., Limited	British Virgin Islands	Wholly owned subsidiary	100% owned by Tudou Holdings Limited
Reshuffle Technology (Shanghai) Co., Ltd.	PRC	Wholly owned subsidiary	100% indirectly owned by StarCloud Media Co., Limited
Chuanxian Technology (Shanghai) Co., Ltd.	PRC	Wholly owned subsidiary	100% indirectly owned by StarCloud Media Co., Limited
1Verge Information Technology (Beijing) Co., Ltd.	PRC	Consolidated affiliated entity	80% owned by Mr. Dele Liu, our director and president, and 20% owned by Ms. Qiong Qin, the wife of our founder, Mr. Victor Koo
Zhejiang Dongyang Tianshi Media Ltd.	PRC	Consolidated affiliated entity	70% owned by 1 Verge Information Technology (Beijing) Co., Ltd., 24% owned by Wen Lu and 6% owned by Qiong Hu, both of whom are our employees
Quan Toodou Network Science and Technology Co., Ltd.	PRC	Consolidated affiliated entity	84.7% owned by Ms. Qiong Qin and 15.3% owned by Mr. Dele Liu
Shanghai Quan Toodou Cultural Communication Co., Ltd.	PRC	Consolidated affiliated entity	100% owned subsidiary of Quan Toodou Network Science and Technology Co., Ltd.

Note:

On September 17, 2013, 1Verge Information injected RMB7 million into Tianshi’s registered capital. Upon completion of this increase of Tianshi’s registered capital, 1Verge Information became the holder of 70% of Tianshi’s equity interest, with Ms. Wen Lu and Ms. Qiong Hu jointly holding the remaining 30%.

In January 2013, Mr. Wei Wang and Ms. Zhiqi Wang transferred 33.3% of the equity interest of Quan Toodou to Mr. Dele Liu and Mr. Zhou Yu, an employee of Tudou. As a result, Ms. Qiong Qin, Mr. Dele Liu and Mr. Zhou Yu held 66.7%, 15.3% and 18% of Quan Toodou, respectively.

In September 2013, Mr. Zhou Yu transferred 18% of the equity interest in Quan Toodou to Ms. Qiong Qin. As a result, Ms. Qiong Qin held 84.7% of Quan Toodou.

We have completed the registration of the above registered capital increase and equity interest transfers with the local branch of the SAIC, and have amended and restated the relevant contractual arrangements.

Contractual Arrangements

PRC law currently limits foreign equity ownership of companies that provide Internet content and conduct online advertising businesses. To comply with these foreign ownership restrictions, we operate our websites and provide online video and online advertising services in China through a series of contractual arrangements, through our subsidiaries 1Verge Internet and Reshuffle Technology with our consolidated affiliated entities and their respective shareholders. Our significant consolidated affiliated entities include 1Verge Information, Tianshi and Quan Toodou as well as its fully owned subsidiary, Toodou Cultural. We have amended and restated the contractual arrangements that we previously entered into with certain of our consolidated affiliated entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. The following is a summary of the contractual arrangements that are currently in effect.

Amended and Restated Business Operations Agreements. Pursuant to the amended and restated business operations agreement among 1Verge Internet, 1Verge Information and its shareholders, 1Verge Information must appoint the persons designated by 1Verge Internet to be its executive director or directors, general manager, chief financial officer and any other senior officers. 1Verge Information agrees to accept the proposal provided by 1Verge Internet from time to time relating to employment, daily business and financial management. Without 1Verge Internet’s prior written consent, 1Verge Information shall not conduct any transaction which may materially affect its assets, obligations, rights or operations, including but not limited to incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or transfer of any rights or obligations under this agreements to a third party. The term of this agreement is ten years and will be extended automatically for successive 10-year terms unless 1Verge Internet provides written notice at least three months prior to the expiration date. 1Verge Internet has the exclusive right to terminate the agreement at any time by providing 30 days’ advance written notice to 1Verge Information and to each of its shareholders. Neither 1Verge Information nor any of its shareholders may terminate this agreement prior to the expiration.

The business operations agreement among 1Verge Internet, Tianshi and its shareholders contains terms substantially similar to the business operations agreement described above.

Pursuant to the business operations agreement among Reshuffle Technology, Quan Toodou and its shareholders, without Reshuffle Technology’s prior written consent, Quan Toodou may not conduct any transaction that could materially affect its assets, obligations, rights or operations, including but not limited to incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, transfer of any rights or obligations under this agreement to a third party, or have any of its subsidiaries do any of the foregoing. Quan Toodou also agrees to accept any proposals provided by Reshuffle Technology from time to time relating to employment, daily business and financial management. The term of this agreement is ten years and will be extended automatically for successive ten-year periods unless Reshuffle Technology provides written notice at least three months prior to the expiration date. Reshuffle Technology has the exclusive right to terminate the agreement at any time by providing 30 days’ advance written notice to Quan Toodou and to each of its shareholders. Neither Quan Toodou nor any of its shareholders may terminate this agreement prior to the expiration date.

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

The equity interest pledge agreements among 1Verge Internet and the shareholders of Tianshi is substantially similar to the equity interest pledge agreements described above, except that the guarantee scope of the equity interests pledge is limited to Tianshi and its shareholders’ performance of their obligations under, where applicable, the exclusive technical and consulting services agreement and the equity option agreements.

The equity interest pledge agreements among Reshuffle Technology and the shareholders of Quan Toodou is substantially similar to the equity interest pledge agreements described above, except that the guarantee scope of the equity interests pledge is limited to Quan Toodou and its shareholders’ performance of their obligations under, where applicable, the loan agreements, the exclusive technical and consulting services agreement, the equity option agreements and the business operations agreement.

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

Powers of Attorney. Pursuant to the powers of attorney, the shareholders of 1Verge Information each irrevocably appointed any individual designated by 1Verge Internet in writing who is approved by us as their attorney-in-fact, in a manner approved by us, to vote on her/his behalf and exercise the full voting rights as the shareholder of 1Verge Information under PRC laws and regulations and 1Verge Information’s articles of association. The powers of attorney shall remain effective as long as 1Verge Information exists. At the same time, 1Verge Internet passed a shareholders’ resolution indicating that all activities related to the powers and rights assigned pursuant to the power of attorney agreements shall be exercised at the direction and approval of the Company and the resolution will be effective for the same term as the power of attorney agreements.

The shareholders of Tianshi also each executed an irrevocable power of attorney authorizing any individual designated by 1Verge Internet in writing who is approved by us as their attorney-in-fact, in a manner approved by us, to vote on their behalf on all Tianshi matters requiring shareholder approval. The powers of attorney shall remain effective as long as Tianshi exists. At the same time, 1Verge Internet passed a shareholders’ resolution with respect to the powers of attorney for Tianshi with terms substantially similar to the terms described above.

The shareholders of Quan Toodou also each executed an irrevocable power of attorney authorizing any individual designated by Reshuffle Technology in writing who is approved by us as their attorney-in-fact, in a manner approved by us, to vote on their behalf on all Quan Toodou matters requiring shareholder approval. The powers of attorney shall remain effective as long as Quan Toodou exists. At the same time, Reshuffle Technology passed a shareholders’ resolution with respect to the powers of attorney for Quan Toodou with terms substantially similar to the terms described above.

Amended and Restated Exclusive Technical and Consulting Services Agreements. Pursuant to the amended and restated exclusive technical and consulting services agreement between 1Verge Internet and 1Verge Information, 1Verge Internet has the exclusive right to provide technical and consulting services relating to, among other things, maintenance of the machine room and website and provision and maintenance of the office network. Without 1Verge Internet’s prior written consent, 1Verge Information shall not engage any third party for any of the technical and consulting services provided under this agreement. In addition, 1Verge Internet exclusively owns all intellectual property rights resulting from the performance of this agreement. 1Verge Information agrees to pay a service fee to 1Verge Internet based on a set formula defined in this agreement, and during the term of this agreement, 1Verge Internet has the right to adjust the service fee at its sole discretion without the consent of 1Verge Information. The term of this agreement is ten years and will be extended automatically for successive 10-year periods unless terminated by 1Verge Internet’s written notice three months prior to the expiration date. 1Verge Internet can terminate the agreement at any time by providing 30 days’ prior written notice. 1Verge Information is not permitted to terminate the agreement prior to the expiration date, unless 1Verge Internet fails to comply with any of its obligations under this agreement and such failure renders the continued performance of this agreement impossible.

The exclusive technical and consulting services agreement between 1Verge Internet and Tianshi is substantially similar to the amended and restated exclusive technical and consulting services agreement described above, except that the services provided by 1Verge Internet are relevant to the television drama, library management and other operations of Tianshi.

The exclusive technical and consulting services agreement between Reshuffle Technology and Quan Toodou is substantially similar to the amended and restated exclusive technical and consulting services agreement between 1Verge Internet and 1Verge Information that is described above.

Amended and Restated Trademark License Agreement and Amended and Restated Domain Name License Agreement. Pursuant to the amended and restated trademark license agreement and the amended and restated domain name license agreement between 1Verge Internet and 1Verge Information, 1Verge Internet grants a non-exclusive and non-transferable license, without sublicense rights, to 1Verge Information to use its trademarks and domain names. 1Verge Information may only use the trademarks and the domain names in its own business operations. The license fee under each agreement is 5% of the total revenue of the licensee and is to be paid every quarter within 15 days after the end of the quarter. Additionally, if the licensor believes that it would be helpful to the licensee’s business, the licensor may reduce or exempt the licensee from all or part of the license fee. The term of each agreement is ten years and will be extended for another ten years with both parties’ consent. 1Verge Internet may terminate each agreement at any time by providing a 30-day prior written notice. Any party may terminate each agreement immediately with written notice to the other party if the other party materially breaches the relevant agreement and fails to cure its breach within 30 days from the date it receives written notice of its breach from the non-breaching party. The parties will review each agreement at three-month intervals and determine if any amendment is needed.

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

The equity option agreements among Youku Tudou Inc., 1Verge Internet, Tianshi and the shareholders of Tianshi is substantially similar to the amended and restated equity option agreements entered into in respect of 1Verge Information described above, except that the purchase consideration to be paid to the shareholders to acquire the equity interests in Tianshi shall be the lowest price then permitted by PRC law in consideration of cancellation of all or part of the service fees due under the amended and restated exclusive technical and consulting services agreement.

The equity option agreements among Youku Tudou Inc., Reshuffle Technology, Quan Toodou and the shareholders of Quan Toodou is substantially similar to the amended and restated equity option agreements entered into in respect of 1Verge Information described above.

Amended and Restated Loan Agreements. Under the amended and restated loan agreements between 1Verge Internet and the shareholders of 1Verge Information, 1Verge Internet had made interest-free loans in several tranches with an aggregate amount of RMB20 million to the shareholders of 1Verge Information solely for the initial capitalization and the subsequent financial requirements in 1Verge Information. The loans can be repaid only with the proceeds from the sale of all of the equity interest in 1Verge Information to 1Verge Internet or its designated representatives, pursuant to the amended and restated equity option agreements. The term of each loan is ten years from the execution date of the amended and restated loan agreements and will be automatically extended for successive ten-year periods unless terminated by written notice from 1Verge Internet to the shareholders of 1Verge Information three months prior to the due date.

The loan agreements among Reshuffle Technology and the shareholders of Quan Toodou contain terms substantially similar to the amended and restated loan agreements between 1Verge Internet and the shareholders of 1Verge Information described above, except that the total amount of loan to be extended to the shareholders of Quan Toodou is RMB150 million, of which RMB70 million has been extended as of December 31, 2013.

D                                       Property, Plants and Equipment

Our principal executive offices are located on premises comprising approximately 39,654 square meters in Beijing and Shanghai as of December 31, 2013. We also have seven branches in Guangzhou (two branches), Xi’an, Beijing, Xiamen, Chengdu and Shenyang. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has valid title to the property or has proper authorization from the title owner to sublease the property. Below is a summary of the term of each of our material leases and we plan to renew these leases when they expire:

Property	Term
Xi’an premises 1	November 6, 2010 —November 5, 2015
Xi’an premises 2	May 20, 2011—May 19, 2014
Beijing premises 1	May 25, 2008—May 24, 2014
Beijing premises 2	May 10, 2010—May 24, 2014
Beijing premises 3	February 22, 2011—May 24, 2014
Beijing premises 4	May 1, 2012—May 31, 2016
Beijing premises 5	September 16, 2011—May 24, 2014
Beijing premises 6	December 1, 2012—November 30, 2014
Shanghai premises 1	December 15, 2012—October 31, 2015
Shanghai premises 2	July 1, 2009 —June 30, 2014
Shanghai premises 3	May 10, 2010—May 9, 2014
Chengde premises	May 15, 2012 —May 14, 2015
Guangzhou premises	December 1, 2012—November 30, 2015

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

As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies who purchase our advertising services and recognize revenues net of these commissions. Our net revenues increased from RMB897.6 million in 2011 to RMB1.8 billion in 2012 and to RMB3.0 billion (US$500.3 million) in 2013. The number of our brand advertisers increased from 505 in 2011 to 741 in 2012 and to 931 in 2013. Net revenues derived from brand advertising sales accounted for 94.8%, 90.1% and 89.2% of our total net revenues in 2011, 2012 and 2013, respectively. We incurred net losses of RMB172.1 million, RMB424.0 million and RMB580.7 million (US$95.9 million) in 2011, 2012 and 2013, respectively. The increase in net losses from 2012 to 2013 was primarily due to significant bandwidth and content costs, and capital expenditures required to ramp up our business and operations at the early stage of development of our business.

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

Net Revenues

We currently derive substantially all of our net revenues from online advertising services. Our online advertising sales consist of mainly brand advertising services, which accounted for approximately 94.8%, 90.1% and 89.2% of our net revenues in 2011, 2012 and 2013, respectively. As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies and recognize revenues net of these commissions. We also derive an increasing portion of our net revenues from other sources, such as our web-based and mobile subscription video services, and sub-licensing fees from authorized sub-licensing of content, of which we license from content providers the exclusive rights for self-use and sub-licensing for online distribution to other online video websites. Such other revenues accounted for 5.2%, 9.9% and 10.8% of our net revenues in 2011, 2012 and 2013, respectively. The following table sets forth the principal components of our net revenues by amount and as a percentage of our total net revenues for the periods presented.

	Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Brand advertising revenues (1)	851,345	94.8	1,617,173	90.1	2,701,644	446,281	89.2
Other revenues	46,279	5.2	178,402	9.9	326,840	53,990	10.8

Net revenues (1)	897,624	100.0	1,795,575	100.0	3,028,484	500,271	100.0

(1)         Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 1, as set forth below:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	180,644	442,663	584,978	96,631

Brand Advertising. We derive our revenues primarily from brand advertising sales. We provide in-video, display, sponsorships and other forms of advertising solutions on our website to a broad base of brand advertisers, including leading international and domestic companies in various industries. We derived a majority of our brand advertising revenues from in-video advertisements. Advertisers purchase our online advertising services primarily through third-party advertising agencies, and the number of our advertisers increased significantly from 505 in 2011 to 741 in 2012 and to 931 in 2013. We price our advertising services based on various factors, including the form of third-party advertising, the specific targeting requirements, the duration of the time slot purchased and popularity of the content in which the advertisements will be placed. Prices for the aggregate time slots purchased by each advertiser or advertising agency are fixed under sales contracts, typically at a discount to our list prices. We review and adjust our list prices annually.

Net revenues derived from brand advertising sales have grown significantly in the past, which was attributable to an increase in the number of advertisers and rising average spend per advertiser. Brand advertising sales accounted for 94.8%, 90.1% and 89.2% of our net revenues in 2011, 2012 and 2013, respectively. We expect our brand advertising revenues to continue to grow as we focus on expanding our advertiser base and increasing the advertising spend of key advertisers.

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

Other Revenues. We seek to diversify our revenue sources over time by expanding our mobile and web-based subscription services and other product offerings. We trial-launched our subscription-based online video services in early 2010, enabling users to watch advertisement-free premium content, such as high-definition movies. In June 2011, we officially launched our Youku Premium paid content platform. Since its beta launch, Youku Premium has processed more than 4.5 million paid orders, which include both pay-per-view and subscription orders. We seek to grow subscription-based and pay-per-view services over time and the revenues we derived from this business is growing. We license from content providers the exclusive rights for both self-use and sub-licensing of certain content. We sub-license such content within its authorized sub-licensing scope to other video websites and receive sub-licensing fees from such websites. Moreover, we are working with e-commerce companies, such as Taobao, to provide video-enabling merchandise demonstration services to their premium retail members. We share revenues with the e-commerce companies for the service fees they charge their members. Our other revenues accounted for 5.2%, 9.9% and 10.8% of our net revenues in 2011, 2012 and 2013, respectively.

Cost of Revenues

Cost of revenues consists primarily of (i) content costs (ii) bandwidth costs (iii) depreciation of our servers and other equipment, and (iv) VAT and business tax. The following table sets forth the components of our cost of revenues for the periods indicated.

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	897,624	1,795,575	3,028,484	500,271

Cost of revenues:
Content costs	(243,388)	(737,061)	(1,422,907)	(235,048)
Bandwidth costs	(324,682)	(524,623)	(685,650)	(113,261)
Depreciation of servers and other equipment	(39,052)	(68,569)	(102,367)	(16,910)
VAT and business tax	(90,215)	(169,283)	(276,497)	(45,674)

Total cost of revenues	(697,337)	(1,499,536)	(2,487,421)	(410,893)

Content Costs. Content costs consist of amortization expense for licensed content, salaries and benefits for our content team as well as costs of our self-produced content. Our content costs increased significantly from 2011 to 2012, and again to 2013, as we built a large and comprehensive online video content library during this period. The increase in content cost was due to impairment charges on licensed copyrights and also amortization expense for licensed content due to a substantial increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies. According to our internal records, the average license fee for both television serial dramas and movies increased in 2013 by more than 174% as compared to 2011. The term of licenses for our professionally produced content generally ranges from six months to ten years. We expect our content costs to grow on an absolute basis as we expand our content library and market prices for professionally produced content increase.

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

Depreciation of Servers and Other Equipment. We include depreciation expense for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Our depreciation expense increased steadily from 2011 to 2012 and to 2013 as we made substantial investments in building out our CDN infrastructure during this period.  We expect our depreciation expense to increase on an absolute basis as we continue to invest in additional servers and other equipment. However, we expect our depreciation expense as a percentage of our net revenues to decrease over time since we made substantial upfront capital expenditures at an early stage of our development that are not expected to increase as quickly as our net revenues.

Value-added Tax and Business Tax. In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot value-added business taxes, or VAT, reform program, which change the levy of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and was subsequently expanded to additional regions such as Beijing. Our entities located in Shanghai and Beijing fall within the scope of the pilot program and have been recognized as the VAT general taxpayers since January 1, 2012 and September 1, 2012, respectively, which are the effective times of the pilot program in the respective cities. Prior to the implementation of the pilot VAT reform program, revenues from our online advertising services and other services were subject to business tax, surcharges and cultural business construction fee totaling 8.6% of revenues before deduction for commissions to agencies. From the applicable effective time onwards, the online advertising services provided by these entities are required to pay VAT at a rate of 6% plus 12% surcharge on VAT and 3% cultural business construction fee on revenues derived from our online advertising services.

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

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	(230,475)	(363,707)	(681,008)	(112,494)
Product development	(72,573)	(172,885)	(278,015)	(45,925)
General and administrative	(80,529)	(238,112)	(261,770)	(43,241)

Total operating expenses	(383,577)	(774,704)	(1,220,793)	(201,660)

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and benefits and commissions for our sales and marketing personnel and marketing and promotional expenses. Our sales and marketing expenses increased significantly from 2011 to 2013, which primarily reflects rapid expansion of our sales team and our increased spending on marketing and brand promotional activities. We expect that our sales and marketing expenses will increase in absolute amount in the near term as we expect to hire additional sales personnel and invest in brand enhancement effort and sales support activities.

Product Development Expenses. Product development expenses consist primarily of salaries and benefits for product development personnel. Our product and development expenses increased significantly from 2011 to 2013, which primarily reflects an increase in salaries and benefits for our product development personnel mainly resulting from the headcount and compensation level increase. We expect our product development expenses on an absolute basis to increase as we intend to hire additional product development personnel to further expand our technology platform, enhance user experience and support the expected growth of our business.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel. Our general and administrative expenses increased significantly from 2011 to 2012 and slightly from 2012 to 2013, which primarily reflects increase in salaries and benefits for our general and administrative personnel mainly due to headcount increase, including hiring of new management members after our initial public offering, which also reflects increase in our professional service fees. We expect our general and administrative expenses to increase in the future as our business grows and we continue to incur increased costs related to complying with our compliance and reporting obligations under the U.S. securities laws as a public company.

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

Hong Kong. Our wholly owned subsidiary in Hong Kong, Jet Brilliant, is subject to Hong Kong profits tax on its activities conducted in Hong Kong. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as Jet Brilliant has no assessable income for 2013. Dividends from our Hong Kong subsidiary to us are exempt from withholding tax.

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

1Verge Information, a company incorporated in PRC and a consolidated affiliated entity of which our company is the primary beneficiary, is located in the Beijing Zhongguancun Science Park and was granted “high and new technology enterprise” status and was entitled to a preferential income tax rate of 15% in 2009, 2010 and 2011. However, 1Verge Information failed to maintain its “high and new technology enterprise” status during the three-year review in 2012, and the applicable enterprise income tax rate increased to 25%. 1Verge Internet was recognized as “high and new technology enterprise” under the New EIT Law on December 24, 2010 and was entitled to preferential tax rate of 15% for the years of 2010, 2011 and 2012. 1Verge Internet was recognized as a “high and new technology enterprise” on November 11, 2013, and its applicable enterprise income tax rate will remain at 15% for years 2013, 2014 and 2015. The high and new technology enterprise status is subject to approval and renewal every three years.

In addition, the New EIT Law treats enterprises established outside of China that have “effective management and control” located in China as a PRC resident enterprise for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, and properties of an enterprise. We believe that neither Youku Tudou Inc. nor Jet Brilliant should be treated as a “resident enterprise” for PRC tax purposes. However, no detailed interpretation or guidance has been issued to define place of “effective management and control,” and the administrative practice associated with the interpretation of such concept is unclear. However, if considered a “PRC resident enterprise” for tax purposes in the future, our company would be subject to the PRC enterprise income tax at a rate of 25% on its worldwide income. We will continue to monitor our tax status. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

Under the New EIT Law and its implementation rules, dividends from our PRC subsidiaries out of earnings generated after January 1, 2008 are subject to withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividends of 1Verge Internet, which is our PRC subsidiary directly held by our company, to our company is subject to withholding tax at a rate of 10%. Dividends of Jet Brilliant Beijing, which is our PRC subsidiary directly held by our Hong Kong subsidiary Jet Brilliant, will, upon approval from the local tax authority, benefit from a reduced withholding tax rate of 5% under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of any such dividends, such dividends would be subject to withholding tax at a rate of 10% rather than a preferential rate of 5%. Tudou Holdings Limited, our wholly owned subsidiary, has contractual arrangements with Quan Toodou and its subsidiaries, who in turn applied the funds from those loans as the paid-in capital or working capital of Quan Toodou. Reshuffle Technology, a subsidiary of Tudou Holdings Limited, provides technology consulting services to Quan Toodou and its subsidiaries. Dividends of Reshuffle Technology, our PRC subsidiary, is subject to withholding tax at a rate of 10%. Jet Brilliant has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future because Jet Brilliant Beijing has paid no dividends from April 27, 2010 to December 31, 2013 and does not plan to pay dividends in the future as it expects to continue to incur losses. See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

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

Online Advertising Services. Advertising contracts are signed to establish the fixed price and advertising services to be provided. Pursuant to the advertising contracts, we provide advertisement placements on our web pages in different formats, including but not limited to video, banners, links, logos and buttons. We make a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, we recognize revenue only when the cash was received and all revenue recognition criteria were met. For contracts where we provide customers with marketing services that contain multiple deliverables (e.g., advertisements in different formats to be delivered over different periods of time), we recognize revenue pursuant to Accounting Standards Codification, or ASC, subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements, as amended by Accounting Standards Update No. 2009-13, or ASU 2009-13, Multiple-Deliverable Revenue Arrangements, which was adopted by us on January 1, 2011. ASU 2009-13 requires us to allocate revenue to arrangement deliverables using the relative selling price method. We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future undelivered items. Due to the nature of our advertisement arrangements, wherein revenue is contingent upon the delivery of undelivered items, revenue is recognized ratably over the performance period of the last deliverable in the arrangement. Revenue is deferred when non-refundable payments are received from customers prior to satisfaction of revenue recognition criteria discussed above.

Sub-licensing. We also generate revenues from sub-licensing content licensed from third party vendors. The exclusive licensing agreement we enter into with the vendors has a definitive license period and gives us rights to sublicense these contents to other third parties. We enter into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. We receive a fixed amount of the sub-license fee upfront under the sub-licensing arrangements and do not have any future obligation once we have provided the underlying disk to the sub-licensee (which is provided at or before the beginning of the sub-license period). In accordance with ASC subtopic 926-605, Entertainment-Films, Revenue Recognition, we recognize the amount of the sub-license fee as revenue at the beginning of the sub-license period only when we meet all the following criteria: persuasive evidence of a sub-licensing arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sub-license period of the arrangement has begun and the customer can begin its exploitation, exhibition or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured.

Mobile value-added services, or MVAS. We generate revenue from MVAS through partnership agreements with third party mobile network operators. We provide video clips to mobile network operators for their mobile phone users. Users pay a monthly subscription fee to the mobile network operator for access to the video channel or pay on a per-clip download basis, and we share the fees collected by the mobile network operator for such services. MVAS revenue is generally recognized when we receive monthly statements from the mobile network operators indicating the transaction volume generated by their mobile phone users that are subject to revenue share with us. For smaller mobile network operators, we defer revenue recognition until cash is received.

Revenues from MVAS represent only our share of the revenues to be received from the mobile network operators, i.e. recorded on a net basis. We are not the primary obligor in the arrangement, nor do we enter into contracts with end customers or have the price setting capabilities. Rather, we provide the content to the mobile network operators in accordance with the operator’s overall strategy and requirements.

Barter Transactions. We enter into cross-promotional agreements, which represent advertising-for-advertising, advertising-for-content and content-for-advertising barter transactions, and follows ASC subtopic 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. The volume of such transactions is not significant.

We also enter into nonmonetary transactions to exchange online broadcasting rights of video content with other online video broadcasting companies from time to time. The exchanged content provides rights for each respective party to broadcast the content received only on its own website, although, each party retains the right to continue broadcasting and/or sublicense the rights to the content that it surrendered in the exchange. We account for these nonmonetary exchanges in accordance with ASC 845, Nonmonetary Transactions. The exchange of online broadcasting rights of video content is similar to the exchange of inventory, since both parties use the exchanged content in the same line of business to facilitate advertising sales to customers who are not parties to the exchange. As a result, we record these nonmonetary exchanges at the carrying values of the broadcasting rights given up, which is RMB nil, with no resulting gain or loss being recognized.

Commissions to third-party advertising agencies

We provide cash incentives in the form of commissions to certain third-party advertising agencies based on volume and performance and account for such incentives in accordance with ASC subtopic 605-50-25, Revenue Recognition: Customer Payments and Incentives. We account for cash consideration given to agencies for which we do not receive a separately identifiable benefit or cannot reasonably estimate fair value as a reduction of revenue.

Share-Based Compensation Expenses

Our share-based compensation plan is described in more detail under “Item 6B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.” We grant options to employees and non-employees. As of March 31, 2014, options and restricted share units to purchase 183,668,958 ordinary shares were outstanding. The following table sets forth the options granted since the adoption of the Plan that were outstanding as of March 31, 2014:

Date of Option Grant	Options Outstanding	Exercise Price	Weighted- average Fair Value of Option	Fair Value of Ordinary Shares
		(US$)	(US$)	(US$)
Prior to 2010	28,723,590
February 1, 2010	8,250,840	0.190850707	0.1062	0.1849
February 11, 2010	1,199,898	0.3901	0.6047	0.9878
May 12, 2010	172,404	0.3901	0.6078	0.9878
July 29, 2010	870,696	0.3774	0.6226	0.9878
August 1, 2010	8,226,504	0.40	0.2005	0.3855
November 10, 2010	3,443,832	0.48	0.4287	0.7111
November 10, 2010	1,620,000	0.48	0.4416	0.7111
January 26, 2011	3,275,082	0.6905	0.4212	0.9878
September 1, 2011	1,999,998	1.3928	0.7350	1.3928
October 13, 2011	1,488,312	0.5695	0.5796	0.9878
December 20, 2011	717,750	0.3623	0.6560	0.9878
January 3, 2012	—	0.3860	0.6629	0.9878
February 23, 2012	7,497,576	0.5298	0.6157	0.9878
October 2, 2012	3,089,790	1.0389	0.5508	1.0389
April 2, 2013	11,997,432	0.9083	0.4828	0.9083
October 2, 2013	2,160,126	1.5922	0.8190	1.5922
December 2, 2013	1,000,026	1.5656	0.7580	1.5656
March 2, 2014	495,018	1.8439	0.9600	1.8439

Total	86,228,874

Date of Restricted Share Unit Grants	Restricted Share Units Outstanding	Exercise Price	Weighted- average Fair Value of Restricted Share Units	Fair Value of Ordinary Shares
		(US$)	(US$)	(US$)
June 17, 2011	5,662,620	—	1.5578	1.5578
September 1, 2011	1,440,036	—	1.3928	1.3928
November 19, 2011	4,500,000	—	0.9239	0.9239
January 6, 2012	2,405,502	—	0.9161	0.9161
March 1, 2012	3,885,732	—	1.3967	1.3967
October 1, 2012	3,823,668	—	1.0217	1.0217
April 1, 2013	19,869,102	—	0.9317	0.9317
October 1, 2013	15,974,874	—	1.5222	1.5222
December 1, 2013	1,034,082	—	1.5656	1.5656
March 1, 2014	38,844,468	—	1.1328	1.1328

Total:	97,440,084

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

Consolidation of Affiliated Entities

PRC law currently restricts foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, we operate our Youku and Tudou platforms and provide online advertising services in China through our principal consolidated affiliated entities, each a PRC company wholly owned by shareholders who are PRC citizens and senior executive officers, employees or affiliates of us. Among other things, 1Verge Information and Quan Toodou are the operator and Internet content provider of our websites and hold the primary qualifications required to conduct our online video and advertising operations. Either of our wholly owned subsidiaries 1Verge Internet and Reshuffle Technology, as the case may be, enters into contractual arrangements with our consolidated affiliated entities and their respective shareholders, pursuant to which our wholly owned subsidiaries extended loans to the shareholders of these consolidated affiliated entities, who in turn applied the funds from those loans as their respective paid-in capital. Our wholly owned subsidiaries provide technology consulting services to the consolidated affiliated entities and have licensed certain trademarks and domain names to them. Despite the lack of technical majority ownership, a parent-subsidiary relationship exists between us and our consolidated affiliated entities, whereby the shareholders of the consolidated affiliated entities effectively assigned all of their voting rights underlying their equity interest in the consolidated affiliated entities to us. In addition, through the contractual arrangements, we demonstrate our ability and intention to exercise the ability to absorb substantially all the profits and the expected losses of the consolidated affiliated entities. Based on all the aforementioned contractual arrangements, we consolidate the affiliated entities as required by ASC subtopic 810-10, Consolidation: Overall.

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

Capitalized content production costs

We contract for the production of, and self- produce, short films to exhibit on our websites. Capitalized content production costs (which include direct production costs, production overhead and acquisition costs) are stated at the lower of unamortized cost or estimated fair value.

Cash outflows for capitalized content production costs are presented as cash flows from operating activities in accordance with ASC 926-230-45, Entertainment—Films: Statement of Cash Flows, Other Presentation Matters.

Non-episodic film costs

We amortize production costs using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator).

We estimate total revenues to be earned, or ultimate revenues, throughout the life of a film. Ultimate revenue estimates for the produced films are periodically reviewed and adjustments, if any, will result in changes to amortization rates. Estimates used in calculating the fair value of the self-produced content are based upon assumptions about future demand and market conditions.

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

We amortize such costs for each episode in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current period (denominator) that is related to each episode.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination.

We assess goodwill for impairment in accordance with ASC subtopic 350-20, or ASC350-20, Intangibles — Goodwill and Other — Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. We determine the reporting units by first identifying the operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where segment management regularly reviews the operating results of that component. Prior to the acquisitions of Trade Lead (including Tianshi) and Tudou, we had one reporting unit because no discrete financial information was available below the consolidated level. Subsequent to these acquisitions, we continue to have one reporting unit as the operating results of Trade Lead (including Tianshi) and Tudou are not regularly reviewed by segment management.

Goodwill is tested for impairment on October 1 in each year. We adopted Accounting Standards Update No. 2012- 02, Intangibles — Goodwill and Other (Topic 350), Goodwill for Impairment, pursuant to which we can elect to perform a qualitative assessment to determine whether the two-step impairment testing of goodwill is necessary. In 2012 and 2013, we elected to use the two-step process required by ASC 350-20 to perform the annual impairment test. First, we review the carrying amount of the reporting unit compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. We determine the implied fair value of goodwill by deducting the fair values of identifiable assets and liabilities from the fair value of the reporting unit. The fair value of identifiable assets and liabilities are determined using a discounted cash flow approach. Such approach is based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. If the implied fair value of the reporting unit goodwill is lower than it carrying amount, goodwill of the reporting unit is impaired and is written down to its implied fair value. There has been no impairment of goodwill in any of the years presented.

Intangible assets

Licensed copyrights relate to titles of movies, television series and other video content acquired from external parties. Licensed copyrights are amortized using an accelerated method based on consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. When the amortization pattern is revised, it is accounted for as a change in accounting estimate prospectively. The amortization of licensed video content other than movies and television series is on a straight-line basis, as the consumption pattern based on historical viewing data supports this method.

The advertising license is amortized using the straight-line method over the remaining term of the license.

The intangible assets acquired in the merger with Tudou, namely technology, customer relationships, non-compete agreement, user generated content, licensed copyrights and domain name, trademark and online video license, are recognized and measured at the fair value as of the acquisition date.

The technology and customer relationship are amortized using the straight-line method over the estimated useful life. The non-compete agreement is amortized using the straight-line method over the contractual period. The user generated content is amortized using an accelerated method over the estimated useful life, which is expected to be two years.

Domain names, trademarks and online video licenses acquired from the merger with Tudou may be renewed indefinitely at little cost, and we intend to renew the domain names, trademarks and online video licenses indefinitely. Intangible assets with an indefinite useful life are not amortized. Instead, they are tested for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. We assess indefinitely-lived intangible assets for impairment in accordance with ASC subtopic 350-30, Intangibles — Goodwill and Other: General Intangibles Other than Goodwill on October 1 of each year. There has been no impairment charges realized on our indefinitely-lived intangible assets in any of the years presented.

Impairment of long-lived assets other than goodwill

We evaluate long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment: Overall. When such events occur, we assess the recoverability of an asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from the eventual disposition of the asset group, if any, is less than the carrying value of the asset group. If we identify an impairment, we reduce the carrying value of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in our impairment tests, and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of its carrying value or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.

During 2013, we revisted the consumption patterns of licensed television series and movies that showed an impairment indicator, namely that the carrying value of the licensed copyrights may not be recoverable. We determined that the asset group subject to the recoverability test should include prepayments for licensed copyrights, licensed copyrights, advertising license, technology, non-compete agreement, customer relationship, user generated content, capitalized content production costs and property, plant and equipment. We then performed a recoverability test as of July 1, 2013 and recorded an impairment charge of RMB96.0 million (US$15.9 million) for the year ended December 31, 2013. We did not record impairment charges in 2011 or 2012.

In accordance with ASC 360-10 and ASC 250, Accounting Changes and Error Corrections, or ASC 250, the change in consumption patterns for licensed copyrights is considered a change in accounting estimate, and such change in accounting estimate was applied after the impairment loss was recorded against the carrying amounts of the assets within the asset group.

Income Taxes

We account for income taxes using the liability method in accordance with ASC subtopic 740-10, Income Taxes: Overall. We determine deferred taxes based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted tax rates for the years in which the differences are expected to reverse. ASC 740-10 also provides guidance on accounting for uncertainty in income taxes. The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken, or expected to be taken, on an income tax return. Also provided is guidance on subsequent re-measurement and de-recognition of income tax position, classification of current and deferred income tax assets and liabilities, accounting for interest, penalties associated with uncertain tax positions, accounting for income taxes in interim periods and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that a portion, or all, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period that includes the enactment date of such change.

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

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues (1)	897,624	1,795,575	3,028,484	500,271
Cost of revenues	(697,337)	(1,499,536)	(2,487,421)	(410,893)

Gross profit	200,287	296,039	541,063	89,378
Operating expenses:
Sales and marketing	(230,475)	(363,707)	(681,008)	(112,494)
Product development	(72,573)	(172,885)	(278,015)	(45,925)
General and administrative	(80,529)	(238,112)	(261,770)	(43,241)

Total operating expenses	(383,577)	(774,704)	(1,220,793)	(201,660)

Loss from operations	(183,290)	(478,665)	(679,730)	(112,282)
Interest income	23,693	45,478	29,972	4,950
Interest expense	(6,825)	(3,989)	(545)	(90)
Others, net	(5,682)	9,757	70,573	11,658

Loss before income taxes	(172,104)	(427,419)	(579,730)	(95,764)
Income tax benefit (expense)	—	3,416	(1,014)	(168)

Net loss	(172,104)	(424,003)	(580,744)	(95,932)

(1)         Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 1, as set forth below:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	180,644	442,663	584,978	96,631

Comparison of the Years Ended December 31, 2012 and 2013

Net Revenues. Our total net revenues increased significantly from RMB1.8 billion in 2012 to RMB3.0 billion (US$500.3 million) in 2013. This increase was primarily due to a substantial increase in our revenues from brand advertising sales and other sources, such as mobile subscription services and sub-licensing of licensed content to other video websites.

Our brand advertising revenues increased significantly from RMB1.6 billion in 2012 to RMB2.7 billion (US$446.3 million) in 2013. This increase was mainly attributable to increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by the increased average spend per advertiser from RMB2.8 million in 2012 to RMB3.5 million in 2013 and by an increase in the number of advertisers from 741 in 2012 to 931 in 2013, representing a 25% and 26% increase, respectively.

Cost of Revenues. Our cost of revenues increased significantly by 66% from RMB1.5 billion in 2012 to RMB2.5 billion (US$410.9 million) in 2013. The increase in our cost of revenues was due to increases in content costs, bandwidth costs, impairment charges for intangible assets and fixed assets, depreciation and impairment of servers and other equipment and VAT and business tax.

•             Content Costs. Our content costs increased significantly from RMB737.1 million in 2012 to RMB1,422.9 million (U$235.0 million) in 2013. This was primarily due to amortization expense for licensed content in line with the rapid expansion of our content library, especially for premium and popular content and the impairment charges on licensed copyrights.

•             Bandwidth Costs. Our bandwidth costs increased by 31% from RMB524.6 million in 2012 to RMB685.7 million (US$113.3 million) in 2013, resulting from increased bandwidth needs to support the growth of our user traffic and a better user experience. As a percentage of net revenues, our bandwidth costs decreased from 29% in 2012 to 23% in 2013 due to strong operating leverage.

•             Depreciation and Impairment of Servers and Other Equipment. Depreciation of our servers and other equipment increased by 49% from RMB68.6 million in 2012 to RMB102.4 million (US$16.9 million) in 2013, as we acquired more servers and other equipment to accommodate increased user traffic. In 2013, there were also impairment charges of RMB16.3 million on servers and other equipment.

•             VAT and Business Tax. VAT and business tax we incurred increased significantly from RMB169.3 million in 2012 to RMB276.5 million (US$45.7 million) in 2013, in line with the growth in our revenues before deduction of commissions earned by third-party advertising agencies.

Operating Expenses. Our operating expenses increased by 58% from RMB774.7 million in 2012 to RMB1,220.8 million (US$201.7 million) in 2013, primarily due to increases in impairment charges, sales and marketing expenses, product development expenses and general and administrative expenses, which reflected the general growth of our business.

•             Sales and Marketing Expenses. Our sales and marketing expenses increased by 87% from RMB363.7 million in 2012 to RMB681.0 million (US$112.5 million) in 2013. This increase was primarily due to rapid expansion of our sales team, our increased spending on marketing activities, and impairment charges on intangible assets and property and equipment, such as furniture, computer equipment.

•             Product Development Expenses. Our product development expenses increased significantly by 61% from RMB172.9 million in 2012 to RMB278.0 million (US$45.9 million) in 2013, primarily due to an increase in salaries and benefits for our product development personnel as a result of the headcount and compensation level increase and impairment charges on intangible assets and property and equipment, such as furniture and computer equipment.

•             General and Administrative Expenses. Our general and administrative expenses increased by 10% from RMB238.1 million in 2012 to RMB261.8 million (US$43.2 million) in 2013, primarily due to an increase in personnel related expenses, professional service fees and impairment charges on intangible assets and property and equipment, such as furniture and computer equipment.

Interest Income. Our interest income decreased from RMB45.5 million in 2012 to RMB30.0 million (US$5.0 million) in 2013, primarily due to decreased investments in 6-month bank deposit products.

Interest Expense. Our interest expense decreased from RMB4.0 million in 2012 to RMB0.5 million (US$0.1 million) in 2013, primarily due to decreased venture debt principal in year 2013 compared to that in year 2012.

Taxation. In 2012, income tax benefit was RMB3.4 million, which included RMB6.5 million current year income tax and RMB9.9 million income tax benefit. In 2013, income tax expense was RMB1.0 million (US$0.2 million), which included RMB3.4 million current year income tax and RMB2.4 million income tax benefit.

Net Loss. As a result of the foregoing, our net loss increased from RMB424.0 million in 2012 to RMB580.7 million (US$95.9 million) in 2013, primarily due to the increases in our sales and marketing efforts, content costs and bandwidth costs.

Comparison of the Years Ended December 31, 2011 and 2012

Net Revenues. Our total net revenues increased significantly from RMB897.6 million in 2011 to RMB1.8 billion in 2012. This increase was primarily due to a substantial increase in our revenues from brand advertising sales and other sources, such as mobile subscription services and sub-licensing of licensed content to other video websites.

Our brand advertising revenues increased significantly from RMB851.3 million in 2011 to RMB1.6 billion in 2012. This increase was mainly attributable to increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by the increased average spend per advertiser from RMB2.0 million to RMB2.8 million and by an increase in the number of advertisers from 505 in 2011 to 741 in 2012 during these periods, representing a 36% and 47% increase from 2011, respectively.

Cost of Revenues. Our cost of revenues increased significantly by 115% from RMB697.3 million in 2011 to RMB1.5 billion in 2012. The increase in our cost of revenues was due to increases in content costs, bandwidth costs, depreciation of servers and other equipment and VAT and business tax.

•             Content Costs. Our content costs increased significantly from RMB243.4 million in 2011 to RMB737.1 million in 2012. This was primarily due to the rapid expansion of our content library, especially for premium and popular content, and the continued increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies.

•                  Bandwidth Costs. Our bandwidth costs increased by 62% from RMB324.7 million in 2011 to RMB524.6 million in 2012, resulting from increased bandwidth needs to support the growth of our user traffic and a better user experience. As a percentage of net revenues, our bandwidth costs decreased from 36% in 2011 to 29% in 2012 due to strong operating leverage.

•             Depreciation of Servers and Other Equipment. Depreciation of our servers and other equipment increased by 76% from RMB39.1 million in 2011 to RMB68.6 million in 2012, as we acquired more servers and other equipment to accommodate increased user traffic.

•             VAT and Business Tax. VAT and business tax we incurred increased significantly from RMB90.2 million in 2011 to RMB169.3 million in 2012, in line with the growth in our revenues before deduction of commissions earned by third-party advertising agencies.

Operating Expenses. Our operating expenses increased by 102% from RMB383.6 million in 2011 to RMB774.7 million in 2012, primarily due to increases in sales and marketing expenses, product development expenses and general and administrative expenses, which reflected the general growth of our business.

•             Sales and Marketing Expenses. Our sales and marketing expenses increased by 58% from RMB230.5 million in 2011 to RMB363.7 million in 2012. This increase was primarily due to rapid expansion of our sales team and our increased spending on marketing activities.

•             Product Development Expenses. Our product development expenses increased significantly by 138% from RMB72.6 million in 2011 to RMB172.9 million in 2012, primarily due to an increase in salaries and benefits for our product development personnel as a result of the headcount and compensation level increase.

•             General and Administrative Expenses. Our general and administrative expenses increased by 196% from RMB80.5 million in 2011 to RMB238.1 million in 2012, primarily due to an increase in personnel related expenses and professional service fees incurred in connection with the business combination with Tudou.

Interest Income. Our interest income increased from RMB23.7 million in 2011 to RMB45.5 million in 2012 primarily due to increased investments in 6-month bank deposit products.

Interest Expense. Our interest expense decreased from RMB6.8 million in 2011 to RMB4.0 million in 2012, primarily due to decreased venture debt principal in year 2012 compared to that in year 2011.

Change in Fair Value of Warrant Liability. We did not incur any loss in change of fair value of warrant liability in both 2011 and 2012.

Taxation. Since we had an operating loss before income taxes in 2011, we had RMB nil income taxes in that year. In 2012, RMB3.4 million income tax benefit were recognized, which can be carried forward to offset future taxable income.

Net Loss. As a result of the foregoing, our net loss increased from RMB172.1 million in 2011 to RMB424.0 million in 2012, primarily due to the increases in our sales and marketing efforts, content costs, bandwidth costs and consolidation of the incurred loss of Tudou after the completion of merger.

B                                       Liquidity and Capital Resources

As of December 31, 2013, we had RMB3.2 billion (US$524.7 million) in cash, cash equivalents and short-term investments. We have also entered into certain loan agreements in the normal course of our business to finance our operations in the past years. As of December 31, 2013, we had no outstanding long-term debt under these agreements. We believe the cash we received from our public offerings and the anticipated cash flow from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs.

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

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	63,870	137,420	269,483	44,515
Net cash used in investing activities	(1,973,415)	(784,193)	(185,024)	(30,563)
Net cash provided by financing activities	2,490,509	17,865	93,758	15,488
Effect of foreign exchange rate changes on cash and cash equivalents	(99,849)	(7,773)	(69,853)	(11,539)

Net increase in cash and cash equivalents	481,115	(636,681)	108,364	17,901
Cash and cash equivalents at the beginning of the year	1,811,423	2,292,538	1,655,857	273,528

Cash and cash equivalents at the end of the year	2,292,538	1,655,857	1,764,221	291,429

Operating Activities

Net cash provided by, or used in, operating activities consisted primarily of our net loss mitigated by non-cash adjustments, such as amortization of intangible assets, depreciation of servers and other equipment, and adjusted by changes in assets and liabilities, such as accounts receivable and accrued expenses and other liabilities. The fluctuations of net cash provided by operating activities largely correspond to the changes in net loss. The increases in our accounts receivable were primarily due to the growth of our business.

Net cash from operating activities amounted to RMB269.5 million (US$44.5 million) in 2013, primarily attributable to net loss of RMB580.7 million (US$95.9 million), adjusted for an increase of RMB142.1 million (US$23.5 million) in accrued expenses and other liabilities, an add-back of certain non-cash expenses such as amortization of intangible assets and capitalized content production costs of RMB788.3 million (US$130.2 million), impairment of long-lived assets of RMB96.1 million (US$15.9 million), share-based compensation of RMB188.4 million (US$31.1 million), and depreciation of RMB111.1 million (US$18.4 million), partially offset by an increase of RMB499.8 million (US$82.6 million) in accounts receivable.

Net cash from operating activities amounted to RMB137.4 million in 2012, primarily attributable to net loss of RMB424.0 million, adjusted for an increase of RMB214.9 million in accrued expenses and other liabilities, an add-back of certain non-cash expenses such as amortization of intangible assets and self-produced content of RMB416.4 million, share-based compensation of RMB118.2 million, and depreciation of RMB81.6 million, partially offset by an increase of RMB223.8 million in accounts receivable.

Net cash from operating activities amounted to RMB63.9 million in 2011, primarily attributable to net loss of RMB172.1 million, adjusted for an increase of RMB198.1 million in accrued expenses and other liabilities, an add-back of certain non-cash expenses such as amortization of intangible assets and capitalized content of RMB166.6 million, share-based compensation of RMB47.5 million, and depreciation of RMB45.7 million, partially offset by an increase of RMB206.7 million in accounts receivable and amounts due from a related party.

Investing Activities

Net cash used in or provided by investing activities largely reflects our capital expenditures and short-term investments, which consist of purchases of copyrights, property and equipment in connection with the expansion and upgrade of our technology infrastructure, as well as short-term investments we made.

Net cash used in investing activities amounted to RMB185.0 million (US$30.6 million) in 2013, primarily due to proceeds from and purchases of short-term investments in the amount of RMB3.0 billion (US$493.9 million) and RMB2.3 billion (US$377.2 million), respectively, the purchase of servers and equipment in the amount of RMB144.1 million (US$23.8 million), acquisition of intangible assets in the amount of RMB740.6 million (US$122.3 million), and acquisitions of subsidiaries in the amount of RMB7.0 million (US$1.2 million).

Net cash used in investing activities amounted to RMB784.2 million in 2012, primarily due to proceeds from and purchases of short-term investments in the amount of RMB2.8 billion and RMB3.5 billion, respectively, the purchase of servers and equipment in the amount of RMB90.2 million, acquisition of intangible assets in the amount of RMB362.0 million, and acquisitions of subsidiaries in the amount of RMB378.7 million.

Net cash used in investing activities amounted to RMB2.0 billion in 2011, primarily attributable to proceeds from and purchases of short-term investments in the amount of RMB1.2 billion and RMB2.6 billion, respectively, the purchase of servers and equipment in the amount of RMB84.9 million, and acquisition of intangible assets in the amount of RMB490.8 million.

Financing Activities

Net cash provided by financing activities amounted to RMB93.8 million (US$15.5 million) in 2013, primarily due to proceeds from exercise of employee stock options in the amount of RMB101.4 million (US$16.8 million), partially offset by principal repayments of long-term debt in the amount of RMB7.7 million (US$1.3 million).

Net cash provided by financing activities amounted to RMB17.9 million in 2012, primarily due to proceeds from exercise of employee stock options in the amount of RMB22.5 million, proceeds from restricted cash in the amount of RMB38.1 million, partially offset by principal repayments of short-term debt and long-term debt in the amount of RMB31.5 million and RMB11.2 million, respectively.

Net cash provided by financing activities amounted to RMB2.5 billion in 2011, primarily attributable to proceeds from our follow-on offering in May 2011 in the aggregate amount of RMB2.5 billion net of issuance costs, partially offset by principal repayments of long-term debt in the amount of RMB27.1 million.

Capital Expenditures

We made capital expenditures of RMB84.9 million, RMB90.2 million and RMB144.1 million (US$23.8 million) in 2011, 2012 and 2013, respectively. In the past, our capital expenditures were primarily used to purchase servers and other networking equipment for our business. We expect to incur capital expenditures of up to approximately RMB230.0 million in 2014, which will be primarily used to purchase of servers and other networking equipment for our CDN infrastructure improvement. Our capital expenditures may increase in the near term as our business continues to grow and as we expand and improve our CDN infrastructure.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, at its discretion, each of our subsidiaries and consolidated affiliated entities in China may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Except Tianshi, our PRC subsidiaries have not paid our offshore entities any dividends, nor have they set aside any money to fund certain statutory reserve funds or staff welfare and bonus funds as they have not been profitable. Our PRC subsidiaries will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2013, our PRC subsidiaries had accumulated deficits of RMB1.3 billion (US$221.8 million) in accordance with PRC accounting standards and regulations.

C                                       Research and Development, Patents and Licenses, etc.

Research and Development

We have a team of experienced engineers. The supervisors in charge of our product development department graduated from prestigious universities in China and worked at well-established Internet and software companies in China before joining us. As of December 31, 2013, our product development staff consisted of 653 engineers and technicians. Substantially all of our engineers are based at our headquarters in Beijing. We recruit most of our engineers locally and provide various training programs to them. We compete aggressively for engineering talent to help us address challenges such as CDN maintenance and Internet bandwidth efficiency.

Our current product development efforts are focused on developing and improving, among other things, our video delivery capabilities, our websites and user interfaces, our video search and discovery technology, client software to promote adoption of our platform, infrastructure technologies, advertising management systems and user data analysis technologies. In the years ended December 31, 2011, 2012 and 2013, our product development expenses were RMB72.6 million, RMB172.9 million and RMB278.0 million (US$45.9 million), respectively. We have expensed all of the product development costs for the research and development of products and new functionality as incurred.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property and our brands. As of March 31, 2014, we had 233 registered trademarks in China, including “优酷,”“iKu,” “youku.com 优酷,”“tudou,” “YOUKU 优币,” “优土” and “优豆.” Furthermore, we have also applied to register additional trademarks, Youku Tudou group trademarks and logos, including but not limited to “iKu,” “Soku,” “搜酷,” “Youku Tudou” and “优酷土豆” with the Trademark Office of the SAIC of the PRC. We have registered our domain names, including youku.com, tudou.com and soku.com. We have 51 software registrations, including those in connection with our advertisement management, CDN and video search engine, such as Youku advertisement management system (ATM 1.0).We have obtained a computer software copyright registration certificate for “iKu”, our self-developed, proprietary software client. We own the copyright to our jointly developed video fingerprint system and its related resolution analysis.

D                                       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F                                         Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Payments Due by Period
	Total		1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease obligations	107,809	17,809	62,507	45,302	—	—
Bandwidth rental	634,499	104,812	567,465	66,834	200	—
Licensed copyrights	413,528	68,310	287,705	122,577	3,246	—

Our operating lease obligations relate to non-cancelable leases of our office properties in the PRC that are expiring on different dates. Our bandwidth rental and licensed copyrights relate to future minimum payments under non-cancelable operating leases of our bandwidth and copyrights purchase agreements.

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A                                       Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Victor Wing Cheung Koo	47	Chairman of the Board of Directors, Chief Executive Officer
Dele Liu	45	Director, President
George Leonard Baker Jr.	71	Independent Director
Jonathan Jia Zhu	51	Independent Director
Ye Sha	41	Independent Director
Bryan Zongwei Li	41	Independent Director
Jixun Foo	46	Independent Director
Michael Ge Xu	43	Chief Financial Officer, Senior Vice President
Leo Jian Yao	38	Chief Technology Officer
Frank Ming Wei	39	Senior Vice President and President of Youku.com
Weidong Yang	40	Senior Vice President and President of Tudou.com
Sunny Xiangyang Zhu	42	Chief Content Officer
Yawei Dong	43	Chief Marketing Officer
Huilong Zhu	38	Senior Vice President

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

Jonathan Jia Zhu has served as our director since 2007. Mr. Zhu has served as the managing director of Bain Capital Asia LLC, or Bain Capital, since 2006, where he is responsible for private equity investment activities in Asia and serves on the boards of Bain Capital’s various portfolio companies, including Clear Media Limited, Gome Electrical Appliances Holdings Limited, Greatview Aseptic Packaging Company Limited and Sunac China Holdings Limited, the shares of which are listed on the Hong Kong Stock Exchange. Prior to joining Bain Capital, Mr. Zhu worked at Morgan Stanley Asia Limited from 1995 to 2006, where he became managing director in 2000 and chief executive officer of China business in 2004. Before joining Morgan Stanley, Mr. Zhu worked with Shearman & Sterling from 1992 to 1994 as an attorney. Mr. Zhu is also a board member of Nanjing University and the Hong Kong Ballet. Mr. Zhu received a J.D. degree from Cornell Law School, a master’s degree from Nanjing University and a bachelor’s degree from Zhengzhou University.

Ye Sha has served as our director since November 2010. Mr. Sha has been a managing director of Chengwei Ventures since 2009. He also serves as a director of Sunny Optical Technology (Group) Company Limited, an optical manufacturing company listed on the Hong Kong Stock Exchange, MOS Holdings Management Limited, Chengwei CEIBS Limited, One Smart Inc., Chengwei Ventures Evergreen Management, LLC and Renaissance Carbon Investment Ltd. From 2008 to 2009, Mr. Sha was the general manager of the China business at Convergys Corporation. From 2000 to 2008, he was the founder and chief executive officer of BMI Asia Inc., which was subsequently acquired by Convergys Corporation. Mr. Sha received a master’s degree in computer science from Wesleyan University and a bachelor’s degree in computer science from Shanghai Jiao Tong University.

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

Jixun Foo has served as our independent director since August 2012. Currently Mr. Foo also serves as a partner at GGV Capital, which was a pre-IPO investor in Tudou. Mr. Foo joined GGV Capital in 2006 and has more than 12 years’ experience in venture capital investing and working with Asian entrepreneurs. Mr. Foo serves on the board of directors of a number of GGV Capital portfolio companies. Mr. Foo’s work experience prior to joining GGV Capital includes serving as a director of Draper Fisher JurvetsonePlanet Ventures, heading up the Investment Group with the Finance & Investment Division, National Science & Technology Board of Singapore (NSTB), and being an R&D project group leader at Hewlett Packard. Mr. Foo has a bachelor of science degree with First-Class Honors in engineering and a master of science degree in management of technology (business) from the National University of Singapore.

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

B                                       Compensation of Directors and Executive Officers

For the year ended December 31, 2013, we paid an aggregate of approximately RMB12.2 million (US$2.0 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

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

Share Incentive Plan

2006 Stock Option Scheme

On December 1, 2005, we adopted our 2006 Stock Option Scheme, or the 2006 Plan, to attract and retain the best personnel and promote the success of our business. We amended the 2006 Plan on March 26, 2007, June 20, 2008, December 16, 2009 and September 9, 2010. Our board of directors authorized the issuance and reservation of up to 140,441,231 ordinary shares subject to exercise of option awards granted under the 2006 Plan by the optionees. As of March 31, 2014, options to purchase 52,054,650 Class A ordinary shares were outstanding under the 2006 Plan.

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

Exercise Price and Term of Awards. The board of directors shall determine the exercise price, grant price or purchase price for each award, which shall be stated in the Letter of Offer. Each option shall expire after ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

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

Youku Tudou Inc. Share Incentive Plan (formerly named as Youku Inc. 2010 Share Incentive Plan)

In November 2010, we adopted our 2010 Share Incentive Plan in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plan permits the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the plan. The Youku Tudou Inc. Share Incentive Plan, or the Youku Tudou Plan, amended and restated the 2010 Share Incentive Plan on September 25, 2012 to give effect to the merger with Tudou which resulted in Tudou becoming a wholly-owned subsidiary of us. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under our Youku Tudou Plan is 200,799,784 shares. As of March 31, 2014, options to purchase a total of 34,174,224 Class A ordinary shares, and restricted share units to acquire 97,440,084 Class A ordinary shares were outstanding under the Youku Tudou Plan.

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

Equity Incentive Awards

The following table summarizes, as of March 31, 2014, the options and restricted share units granted under the 2006 Plan and the Youku Tudou Plan to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised, if any.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Bryan Zongwei Li	*	0.48	November 10, 2010	November 9, 2020

Dele Liu	*	0.02	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Leo Jian Yao	*	0.036	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Frank Ming Wei	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Sunny Xiangyang Zhu	*	0.02	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Michael Ge Xu	*	1.3928	September 1, 2011	August 31, 2021

Yawei Dong	*	0.02	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020
	*	0.48	November 10, 2010	November 9, 2020

Huilong Zhu	*	0.036	June 1, 2006	June 1, 2016
	*	0.036	February 1, 2007	February 1, 2017
	*	0.036	July 1, 2007	July 1, 2017
	*	0.081128308	March 1, 2008	March 1, 2018
	*	0.190850707	February 1, 2010	February 1, 2020

Weidong Yang	*	0.9083	April 2, 2013	April 2, 2023

Other individuals as a group	64,304,359	0.02 — 1.8439	December 1, 2005 —March 2, 2014	Various dates	(1)

Total	86,228,874

*                 Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

(1)         Each grant of options will expire after five or ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

Name	Ordinary Shares Underlying Outstanding Restricted Share Units	Grant Date
Victor Wing Cheung Koo	*	November 19, 2011

Dele Liu	*	June 17, 2011
	*	March 1, 2014

Leo Jian Yao	*	June 17, 2011
	*	April 1, 2013
	*	March 1, 2014

Frank Ming Wei	*	June 17, 2011
	*	March 1, 2012
	*	April 1, 2013
	*	March 1, 2014

Sunny Xiangyang Zhu	*	June 17, 2011
	*	March 1, 2012
	*	April 1, 2013
	*	March 1, 2014

Michael Ge Xu	*	September 1, 2011
	*	April 1, 2013
	*	March 1, 2014

Yawei Dong	*	June 17, 2011
	*	March 1, 2012
	*	April 1, 2013
	*	March 1, 2014

Huilong Zhu	*	June 17, 2011
	*	April 1, 2013
	*	March 1, 2014

Weidong Yang	*	April 1, 2013

Other individuals as a group	74,210,104	June 17, 2011 to March 1, 2014

Total	97,440,084

*                 Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

C                                       Board Practices

Board of Directors

Our board of directors currently consists of seven directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We have adopted a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Messrs. Bryan Zongwei Li, George Leonard Baker Jr. and Jixun Foo. Mr. Li is the chairman of our audit committee. Each of Messrs. Li, Baker and Foo satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE and Rule 10A-3 under the Securities Exchange Act of 1934. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Messrs. Ye Sha, George Leonard Baker Jr. and Jonathan Jia Zhu. Mr. Sha is the chairman of our compensation committee. Each of Messrs. Sha, Baker and Zhu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•             reviewing and approving the total compensation package for our chief executive officer;

•             reviewing and recommending to the board the compensation of our directors; and

•             reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our corporate governance and nominating committee consists of Messrs. Jonathan Jia Zhu, Jixun Foo and Bryan Zongwei Li. Each of Messrs. Zhu, Foo and Li satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The corporate governance and nominating committee will assist the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

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

D                                       Employees

We had approximately 792, 2,104 and 2,056 employees as of December 31, 2011, 2012 and 2013, respectively. As of December 31, 2013, we had 2,056 employees, including 163 in management and administration, 653 in product development, 499 in content development and 741 in sales and marketing. In addition to these employees, we also have a team of approximately 649 contract employees dedicated to work on content files screening, copyright checking, source file acquisition and editing. With our corporate slogan “一人一口” (everybody gets a share), we have developed a strong company culture that encourages teamwork, accountability, effectiveness and a strong commitment to providing the best experience to our users and customers. In addition, we provide stock options to our employees to align their interests more closely with those of our shareholders. We consider our relationship with our employees to be good.

E                                        Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2014, by:

•             each of our directors and executive officers; and

•             each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 3,030,938,612 ordinary shares issued and outstanding as of March 31, 2014, including 2,371,376,719 Class A ordinary shares and 659,561,893 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:**

Victor Wing Cheung Koo (3)	645,023,149	21.3%
George Leonard Baker Jr. (4)	*	* %
Jonathan Jia Zhu (5)	—	—
Ye Sha(6)	647,514,072	21.4%

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Bryan Zongwei Li (8)	*	*
Dele Liu (7)	*	*
Jixun Foo (9)	79,142,386	2.6%
Leo Jian Yao (7)	*	*
Frank Ming Wei (7)	*	*
Weidong Yang (7)	*	*
Sunny Xiangyang Zhu (7)	*	*
Michael Ge Xu (7)	*	*
Yawei Dong (7)	*	*
Huilong Zhu (7)	*	*
All Directors and Executive Officers as a Group (7)	784,398,671	25.7%

Principal Shareholders:
1Verge Holdings Ltd. (10)	626,773,149	20.7%
T. Rowe Price Associates, Inc. (11)	184,706,334	6.1%
Platinum Investment Management Limited(12)	163,088,244	5.4%

*                 Beneficially owns less than 1% of our ordinary shares.

**          Except for Messrs. George Leonard Baker Jr., Jonathan Jia Zhu, Ye Sha, Bryan Zongwei Li and Jixun Foo, the business address of our directors and executive officers is 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing, 100080, People’s Republic of China.

(1)         Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)         For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding as of March 31, 2014 and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted share units within 60 days after March 31, 2014.

(3)         Represents (i) 13,870,000 Class B ordinary shares owned by 1Look Holdings Ltd., a British Virgin Islands company ultimately owned by Mr. Koo; (ii) 626,773,149 Class B ordinary shares owned by 1Verge Holdings Ltd., a British Virgin Islands company owned by 1Look Holdings Ltd. and Chengwei Partners, L.P., Chengwei Evergreen Fund, L.P. (formerly known as Chengwei Ventures Evergreen Fund, L.P.) and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds (Victor Koo and Eric Xun Li are the directors of 1Verge Holdings Ltd.); and (iii) 4,380,000 Class B ordinary shares owned by the Koo 2012 Irrevocable Children’s Trust, an irrevocable trust established by Mr. Victor Wing Cheung Koo under the laws of the State of California, USA, for the benefit of his designated family members, of which Mr. Koo is the grantor and trustee. Mr. Koo disclaims beneficial ownership of shares mentioned in (ii) except to the extent of his pecuniary interest therein.

(4)         Represents Class A ordinary shares beneficially owned by Mr. George Leonard Baker Jr. The business address of Mr. Baker is 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

(5)         The business address of Mr. Jonathan Jia Zhu is 47/F Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong.

(6)         Represents (i) 6,202,179 Class A ordinary shares owned by Chengwei Funds; (ii) 14,538,744 Class B ordinary shares owned by Chengwei Funds (Chengwei Funds are managed by their general partner and managing member, Chengwei Evergreen Management, LLC, formerly known as Chengwei Ventures Evergreen Management, LLC, a Cayman Islands exempted limited liability company of which Ye Sha is a managing director and holds voting and dispositive power over the Chengwei Funds); and (iii) 626,773,149 Class B ordinary shares owned by 1Verge Holdings Ltd., a British Virgin Islands owned by 1Look Holdings Ltd. and Chengwei Funds. As a managing director of Chengwei Funds, Mr. Sha may be deemed to have voting and dispositive power over the shares held by 1Verge Holdings Ltd. The business address of Mr. Sha is Suite C, No. 33, Lane 672 Changle Road, Shanghai 200040.

(7)         Certain of our directors and executive officers have been granted options pursuant to our 2006 Stock Option Scheme and the Youku Tudou Plan. See “Item 6B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.” In calculating the beneficial ownership of all directors and executive officers as a group, the overlapping beneficial ownership of Mr. Victor Wing Cheung Koo and Mr. Ye Sha over the 626,773,149 Class B ordinary shares owned by 1Verge Holdings Ltd. was counted only once.

(8)         The business address of Mr. Bryan Zongwei Li is 3399 North Chaoyang Avenue, Baoding 071051, PRC.

(9)         Represents Class A ordinary shares held on record by GGV II Delaware L.L.C. and such shares are beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. as follows: (i) 77,519,997 Class A ordinary shares (including Class A ordinary shares represented by ADSs) are beneficially owned by Granite Global Ventures II L.P., and (ii) 1,622,389 Class A ordinary shares (including Class A ordinary shares represented by ADSs) are beneficially owned by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. are members of GGV II Delaware L.L.C. Granite Global Ventures II L.L.C. is the sole general partner of granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. As such, Granite Global Ventures II L.L.C. possesses power to direct the voting and disposition of the shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of shares beneficially held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities directly. Ray Rothrock, Anthony Sun, Scott Bonham, Joel Kellman, Jixun Foo, Glenn Solomon, Hany Nada, Thomas Ng, and Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. As such, Ray Rothrock, Anthony Sun, Scott Bonham, Joel Kellman, Jixun Foo, Glenn Solomon, Hany Nada, Thomas Ng, and Jenny Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Ray Rothrock, Anthony Sun, Scott Bonham, Joel Kellman, Jixun Foo, Glenn Solomon, Hany Nada, Thomas Ng, and Jenny Lee own no securities directly. Mr. Foo disclaims beneficial ownership of shares mentioned above except to the extent of his pecuniary interest therein. The business address of Mr. Foo is Unit 3501, IFC II, 8 Century Avenue, Pudong district, Shanghai 200120, People’s Republic of China.

(10)  Represents Class B ordinary shares held by 1Verge Holdings Ltd., a British Virgin Islands company owned by 1Look Holdings Ltd. and Chengwei Funds. Victor Koo and Eric Xun Li are the directors of 1Verge Holdings Ltd. The registered address of 1Verge Holdings Ltd. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, the British Virgin Islands.

(11)  Represents Class A ordinary shares, in the form of ADSs, beneficially held by T. Rowe Price Associates, Inc. and T. Rowe Price New Horizons Fund, Inc. Information regarding beneficial ownership is reported as of December 31, 2013, based on the information contained in the Schedule 13G/A filed by T. Rowe Price Associates, Inc. and T. Rowe Price New Horizons Fund, Inc. on February 11, 2014. Please see this Schedule 13G/A for information relating to T. Rowe Price Associates, Inc. and T. Rowe Price New Horizons Fund, Inc. The address of T. Rowe Price Associates, Inc. and T. Rowe Price New Horizons Fund, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202, the United States of America.

(12)  Represents Class A ordinary shares, in the form of ADSs, beneficially held by Platinum Investment Management Limited. Information regarding beneficial ownership is reported as of December 31, 2013, based on the information contained in the Schedule 13G filed by Platinum Investment Management Limited on February 13, 2014. Please see this Schedule 13G for information relating to Platinum Investment Management Limited. The address of Platinum Investment Management Limited is Level 8, 7 Macquarie Place, Sydney NSW 2000, Australia.

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

As of March 31, 2014, 3,030,938,612 of our ordinary shares, including 2,371,376,719 Class A ordinary shares and 659,561,893 Class B ordinary shares, were issued and outstanding. To our knowledge, approximately 99% of our total outstanding Class A ordinary shares were held by 53 record holders in the United States, with 51 record holders holding in aggregate less than 3% and the rest held by Citibank, N.A., the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

For the options granted to our directors, officers and employees, please refer to “—B. Compensation of Directors and Executive Officers.”

ITEM 7.                        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A                                       Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B                                       Related Party Transactions

Acquisition of Trade Lead and Tianshi

Starting from 2010, we entered into copyright license agreements with Trade Lead and Tianshi, PRC companies related to us via the shareholdings of certain of our principal shareholders, Chengwei Partners, L.P., Chengwei Ventures Evergreen Fund, L.P and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds. In January 2012, we completed the acquisition of the remaining 95% equity interest in Trade Lead and Tianshi. The total purchase price was RMB112.9 million, including cash consideration of RMB78.9 million and 6,202,179 Class A ordinary shares. In addition, the consideration transferred includes the effective settlement of amounts payable by us to Trade Lead and Tianshi of RMB47.1 million and the acquisition-date fair value of the 5% equity interest in Trade Lead and Tianshi previously held by us in the amount of RMB5.1 million.

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

Legal Proceedings

From time to time, we have been involved in litigation relating to copyright infringement, and other matters in the ordinary course of our business. Our video content library may contain content in which others may claim to own copyrights or image rights or which others may claim to be defamatory or objectionable. As of December 31, 2013, the aggregate claimed damages against us from ongoing litigation totaled approximately RMB91.5 million (US$15.1 million). We believe that these legal proceedings will not result in material liability to us nor will they have a material adverse effect on our business, financial condition or results of operations. Regardless of the outcome, however, any litigation can result in substantial costs and diversion of management resources and attention.

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

Our board of directors has complete discretion on whether to declare dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that dividends may be paid out of profits and/or our share premium account provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, the Companies Law (2013 Revision) of the Cayman Islands prevents us from offering our shares or securities to individuals within the Cayman Islands which may limit our ability to distribute a dividend comprised of our shares or other securities. We will pay our ADS holders to the same extent as holders of our Class A ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” in our registration statement on Form F-1 (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

Until April 15, 2014 (starting from December 8, 2010), the trading price of our ADSs on NYSE ranged from US$13.76 to US$69.95 per ADS.

The following table provides the high and low trading prices on the NYSE for the periods indicated below.

	Trading Price
	High	Low
	US$	US$
2010	50.00	25.57
2011	69.95	13.76
2012	32.75	13.82
2013	32.30	15.54
Quarterly Highs and Lows
First Quarter of 2012	32.75	15.39
Second Quarter of 2012	25.28	19.47
Third Quarter of 2012	21.59	15.46
Fourth Quarter of 2012	20.99	13.82
First Quarter of 2013	25.24	16.60
Second Quarter of 2013	22.50	15.54
Third Quarter of 2013	29.30	17.90
Fourth Quarter of 2013	32.30	24.80
Monthly Highs and Lows
October 2013	31.49	25.81
November 2013	31.77	24.80
December 2013	32.30	27.78
January 2014	36.84	28.76
February 2014	35.85	27.05
March 2014	37.74	26.52
April 2014 (through April 15)	29.63	23.56

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law (2013 Revision). The Companies Law (2013 Revision) provides, in summary, that dividends may be paid out of profits and/or our share premium accounts provided that in the case of our share premium account, no such distribution or dividend paid to our shareholders will cause us to be unable to pay our debts as they fall due in the ordinary course of our business.

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

Redemption, Repurchase and Surrender of Shares. The provisions of the Companies Law (2013 Revision), in summary, provides that we may issue shares which are to be redeemed or are liable to be redeemed at the option of our directors or a shareholder. In addition, the Companies Law (2013 Revision) allows us to purchase our own shares, including any redeemable shares. Shares to be purchased or redeemed must be fully paid and there must remain at least one shareholder of the company holding shares. Share re-purchases or redemptions may be funded out of profits, capital or share premium, but to the extent they are funded from capital, it is statutorily required that we be able to pay our debts as they fall due in our ordinary course of business following such a purchase or redemption. Subject to these provisions, our articles of association allow us to issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

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

Anti-takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  establish advance notice requirements for nominating board of directors nominees or for proposing matters that can be acted on by shareholders at annual shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Registered Office and Objects. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as the Directors may from time to time decide. The objects for which the our company is established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

C                                      Material Contracts

Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company — A. History and Development of the Company” and “Item 4. Information on the Company — C. Organizational Structure” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms.

For United States federal income tax purposes, a U.S. Holder of ADSs generally will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs generally will not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash, cash equivalents, securities held for investment purposes and other similar assets are generally categorized as passive assets. Passive income is any income that would be foreign personal holding company income under the Code, including, without limitation, dividends, interest, certain rents and royalties, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the application of these rules is unclear and therefore determinations are not free from doubt, based on the market price of our ADSs and ordinary shares and the composition of our income and assets for the taxable year ended December 31, 2013, we do not believe that we were a PFIC for that year. However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination.

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

If we were to be or become treated as a PFIC for any year during which a U.S. Holder holds our ADS or ordinary shares, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. If you make a deemed sale election, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value as of the last day of the last year during which we were a PFIC. Any gain from such deemed sale would be taxed as an excess distribution as described below. Any loss from the deemed sale would not be recognized. After the deemed sale election, your ADSs or ordinary shares with respect to which such election was made will generally not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax adviser regarding the deemed sale election.

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

Dividends generally will be treated as income from foreign sources for United States foreign tax credit purposes and generally will constitute passive category income, or, in the case of certain U.S. Holders, “general category income.” Depending on the U.S. Holder’s individual facts and circumstances, the U.S. Holder may be eligible to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States-source gain or loss for United States foreign tax credit purposes. Capital gains of non-corporate taxpayers derived from capital assets held for more than one year are currently eligible for reduced rates of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. Depending on the U.S. Holder’s individual facts and circumstances, the U.S. Holder may deduct capital loss (if any) upon the sale or other disposition of ADSs or ordinary shares, but the deductibility of a capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

•                  amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are treated as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•                  amounts allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if the U.S. Holder holds the ADSs or ordinary shares as capital assets.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any entity treated as our non-U.S. subsidiary is also a PFIC, such U.S. Holder would generally be treated as owning a proportionate amount (by value) of the shares of each such entity, a lower-tier PFIC, for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to such entities.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the ADSs are regularly traded. In general, stock is regularly traded if it is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction may be taken only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation treated as a PFIC and such corporation ceases to be treated as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not treated as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. The tax rules that apply to distributions by corporations that are not PFICs would generally apply to distributions by us, except that the lower capital gains rate applicable to qualified foreign corporations (discussed above under “—Dividends”) would not apply. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were treated as a PFIC and continues to hold such ADSs (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

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

Medicare Tax

An additional 3.8% tax is imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. Special rules may apply if we are treated as a PFIC with respect to a U.S. Holder. U.S. Holders are urged to consult their tax advisors regarding the applicability of this tax to their income and gains in respect of their investment in our ADSs or ordinary shares.

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

Additional Tax Reporting Obligations

Pursuant to the Hiring Incentives to Restore Employment Act of 2010, individual U.S. Holders and certain domestic entities may be required to submit to the IRS certain information with respect to their beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on their behalf by a financial institution. This law also imposes penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2013, we had RMB denominated cash balances of US$167.2 million and U.S. dollar-denominated cash and short-term investment balances of US$353.7 million. Assuming we had converted the U.S. dollar-denominated cash balance of US$353.7 million as of December 31, 2013 into RMB at the exchange rate of $1.00 for RMB6.0537 as of December 31, 2013, this cash balance would have been RMB2,141.2 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB2,119.8 million as of December 31, 2013.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2011, 2012 and 2013 were increases of 4.1%, 2.5% and 2.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2013, we were entitled to US$1.5 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

As of December 31, 2013, we used RMB1.9 billion of the net proceeds from our initial public offering and follow-on public offering on copyrights, servers and equipment.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer, president and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2013. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective.

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

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria established within the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework). Based on this assessment, our management has concluded that, as of December 31, 2013, our internal control over financial reporting was effective.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

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

	2012	2013
	RMB (in thousands)
Audit fees(1)	9,933	9,000
Audit-related fees(2)	—	—
Tax fees(3)	260	775
All other fees(4)	13	13

(1)         “Audit fees” represents the aggregate fees billed and unbilled for professional services rendered by our principal auditors for the integrated audit of our annual consolidated financial statements and the audit of internal control over financial reporting, and audit services that are normally provided by the independent registered public accounting firm in connection with regulatory filing or engagement for those years. For the year ended December 31, 2012, audit fees also included fees for services rendered in connection with our F-4 filing with the SEC relating to the Tudou acquisition in 2012 of RMB1.2 million.

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

2.7

Voting Agreement, between the Registrant and GGV II Delaware L.L.C. dated as of March 11, 2012 (incorporated by reference to Exhibit 7.02 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381)), as amended.

2.8

Voting Agreement, between the Registrant and Sennett Investment (Mauritius) Pte Ltd. dated as of March 11, 2012 (incorporated by reference to Exhibit 7.03 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381)), as amended.

2.9

Voting Agreement, among the Registrant and IDG Technology Venture Investment III, L.P. and IDG Technology Venture Investment IV, L.P. dated as of March 11, 2012 (incorporated by reference to Exhibit 7.04 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381)), as amended.

2.10

Voting Agreement, among the Registrant and Mr. Gary Wei Wang, Spring Prosper Group Limited and First Easy Group Limited dated as of March 11, 2012 (incorporated by reference to Exhibit 7.05 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381)), as amended.

2.11

Voting Agreement, among the Registrant and Crescent Peak, Ltd, Crescent Peak II Limited and Crescent P.E., Ltd. dated as of March 11, 2012 (incorporated by reference to Exhibit 7.06 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381)), as amended.

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

4.5

Amended and Restated Business Operations Agreement, dated as of April 23, 2013, among 1Verge Internet, 1Verge Information and the shareholders of 1Verge Information (incorporated by reference to Exhibit 4.5 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.6

Amended and Restated Business Operations Agreement, dated as of August 16, 2010, among 1Verge Internet, Jiaheyi and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.7

Amended and Restated Equity Interest Pledge Agreements, dated as of November 21, 2012, between 1Verge Internet and the shareholders of 1Verge Information (incorporated by reference to Exhibit 4.7 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.8

Amended and Restated Equity Interest Pledge Agreement, dated as of September 27, 2010, among 1Verge Internet and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.9

Powers of Attorney, dated as of April 23, 2013, by the shareholders of 1Verge Information (incorporated by reference to Exhibit 4.9 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.10

Powers of Attorney, dated as of August 16, 2010, by the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.11

Amended and Restated Exclusive Technical and Consulting Services Agreement, dated as of November 21, 2012, between 1Verge Internet and 1Verge Information (incorporated by reference to Exhibit 4.11 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

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

4.15

Amended and Restated Equity Option Agreements, dated as of April 23, 2013, among the Registrant, 1Verge Internet, 1Verge Information and the shareholders of 1Verge Information (incorporated by reference to Exhibit 4.15 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.16

Amended and Restated Equity Option Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.17

Amended and Restated Loan Agreements, dated as of November 21, 2012, between 1Verge Internet and the shareholders of 1Verge Information (incorporated by reference to Exhibit 4.17 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.18

Amended and Restated Loan Agreement, dated as of August 16, 2010, among 1Verge Internet and the shareholders of Jiaheyi (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

4.19

Supplementary Agreement, dated as of November 21, 2012, among 1Verge Internet and the shareholders of 1Verge Information (incorporated by reference to Exhibit 4.19 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

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

4.23

Assignment Agreement, effective as of November 21, 2012, among 1Verge Internet and the shareholders of 1Verge Information (incorporated by reference to Exhibit 4.23 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.24*	Business Operations Agreement, dated as of September 10, 2013, among 1Verge Internet, Zhejiang Dongyang Tianshi Media Limited, or Tianshi, and the shareholders of Tianshi.

4.25*	Equity Interest Pledge Agreement, effective as of September 10, 2013, between 1Verge Internet and the shareholders of Tianshi.

4.26*	Powers of Attorney, dated as of September 10, 2013, by the shareholders of Tianshi.

4.27

Exclusive Technical and Consulting Services Agreement, effective as of January 6, 2012 between 1Verge Internet and Tianshi (incorporated by reference to Exhibit 4.26 from our Form 20-F (File No. 001-34977) filed with the Commission on April 10, 2012).

4.28*	Equity Option Agreement, dated as of September 10, 2013, among the Registrant, 1Verge Internet and the shareholders of Tianshi.

4.29

Agreement and Plan of Merger, among the Registrant, Two Merger Sub Inc. and Tudou Holdings Limited dated as of March 11, 2012 (incorporated by reference to Exhibit 7.01 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381)), as amended.

4.30*	Business Operations Agreement, dated as of September 2, 2013, among Reshuffle Technology, Quan Toodou and the shareholders of Quan Toodou.

4.31

Equity Interest Pledge Agreements, dated as of January 28, 2013, between Reshuffle Technology and the shareholders of Quan Toodou (incorporated by reference to Exhibit 4.31 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.32*	Equity Interest Pledge Agreement, dated as of September 2, 2013, between Reshuffle Technology and Qiong Qin, a shareholder of Quan Toodou.

4.33*	Powers of Attorney, dated as of September 2, 2013, by the shareholders of Quan Toodou.

4.34

Exclusive Technical and Consulting Services Agreement, dated as of January 28, 2013, between Reshuffle Technology and Quan Toodou (incorporated by reference to Exhibit 4.33 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.35

Equity Option Agreements, dated as of April 23, 2013, among the Registrant, Reshuffle Technology, Quan Toodou and the shareholders of Quan Toodou (incorporated by reference to Exhibit 4.34 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.36*	Equity Option Agreement, dated as of September 2, 2013, among the Registrant, Reshuffle Technology, Quan Toodou and Qiong Qin, a shareholder of Quan Toodou.

4.37

Loan Agreements, dated as of January 28, 2013, between Reshuffle Technology and the shareholders of Quan Toodou (incorporated by reference to Exhibit 4.35 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.38*	Loan Agreement, dated as of September 2, 2013, between Reshuffle Technology and Qiong Qin, a shareholder of Quan Toodou.

4.39*	Translation of Equity Transfer Agreement, dated as of September 2, 2013, between Zhou Yu and Qiong Qin, a shareholder of Quan Toodou, regarding the equity interest of Quan Toodou.

4.40

Translation of Executed Form of Equity Interest Pledge Agreement, dated as of February 15, 2012, among Reshuffle Technology and the shareholders of Beijing Tixian Digital Science and Technology Co., Ltd., as currently in effect (incorporated by reference to Exhibit 4.36 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.41

Translation of Executed Form of Proxy Agreement, dated as of February 15, 2012, among Reshuffle Technology, Beijing Tixian and the shareholders of Beijing Tixian, as currently in effect (incorporated by reference to Exhibit 4.37 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.42

Translation of Executed Form of Exclusive Technical and Consulting Services Agreement, dated as of February 15, 2012, between Beijing Tixian and Reshuffle Technology, as currently in effect (incorporated by reference to Exhibit 4.38 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.43

Translation of Executed Form of Equity Option Agreement, dated as of February 15, 2012, among Reshuffle Technology, Beijing Tixian and the shareholders of Beijing Tixian, as currently in effect (incorporated by reference to Exhibit 4.39 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.44

Translation of Executed Form of Loan Agreement, dated as of December 1, 2011, among Reshuffle Technology and the shareholders of Beijing Tixian, as currently in effect (incorporated by reference to Exhibit 4.40 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

8.1*	List of Significant Consolidated Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-170603), as amended, initially filed with the Commission on November 15, 2010).

12.1*	Chief Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Chief Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP

15.2*	Consent of TransAsia Lawyers

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Scheme Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 16, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Youku Tudou Inc.

We have audited the accompanying consolidated balance sheets of Youku Tudou Inc. (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Youku Tudou Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Youku Tudou Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 16, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 16, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Youku Tudou Inc.

We have audited Youku Tudou Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the “COSO criteria”). Youku Tudou Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Youku Tudou Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Youku Tudou Inc. as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 of Youku Tudou Inc. and our report dated April 16, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young Hua Ming LLP

Beijing, People’s Republic of China

April 16, 2014

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2012	2013	2013
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,655,857	1,764,221	291,429
Restricted cash (including restricted cash of the Consolidated Affiliated Entities that may only be used to settle obligations of the Consolidated Affiliated Entities of RMB9,003 and RMB2,679 (US$443) as of December 31, 2012 and 2013, respectively)		9,003	2,679	443
Short-term investments	3	2,110,073	1,409,439	232,823
Accounts receivable (net of allowance for doubtful accounts of RMB12,919 and RMB75,522 (US$12,475) as of December 31, 2012 and 2013, respectively)	5	932,796	1,370,031	226,313
Intangible assets, net	7	19,607	51,942	8,580
Deferred tax assets, net	13	10,470	7,843	1,296
Prepayments and other assets	6	64,909	82,300	13,595

Total current assets		4,802,715	4,688,455	774,479
Non-current assets:
Property and equipment, net	9	200,681	222,229	36,710
Intangible assets, net	7	1,304,923	1,197,671	197,841
Capitalized content production costs		—	1,176	194
Prepayments and other assets	6	229,185	197,856	32,683
Goodwill	8	4,255,570	4,262,569	704,126

Total non-current assets		5,990,359	5,881,501	971,554

TOTAL ASSETS		10,793,074	10,569,956	1,746,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB114,044 and RMB115,667 (US$19,107) as of December 31, 2012 and 2013, respectively)		181,878	213,825	35,321
Advances from customers (including advances from customers of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB21,603 and RMB18,425 (US$3,044) as of December 31, 2012 and 2013, respectively)		21,603	25,081	4,143
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB867,128 and RMB969,702 (US$160,183) as of December 31, 2012 and 2013, respectively)	10	981,353	1,124,342	185,729
Current portion of long-term debt	11	7,441	—	—

Total current liabilities		1,192,275	1,363,248	225,193
Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB 224,198 and RMB219,314 (US$36,228) as of December 31, 2012 and 2013, respectively)	13	224,374	219,519	36,262
Other liabilities (including other liabilities of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB nil and RMB4,000 (US$661) as of December 31, 2012 and 2013, respectively)		19,552	4,070	672
Total non-current liabilities		243,926	223,589	36,934
Total liabilities		1,436,201	1,586,837	262,127
Commitments and contingencies	15

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS—continued

AS OF DECEMBER 31, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2012	2013	2013
		RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value, 9,340,238,793 authorized, 2,286,643,502 and 2,356,529,401 issued and outstanding as of December 31, 2012 and 2013, respectively)	16	149	154	25
Class B ordinary shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 659,561,893 issued and outstanding as of December 31, 2012 and 2013, respectively)	16	49	49	8
Additional paid-in capital		10,768,204	11,058,360	1,826,711
Statutory reserves		1,500	2,063	341
Accumulated deficit	17	(1,297,147)	(1,878,454)	(310,298)
Accumulated other comprehensive loss		(115,882)	(199,053)	(32,881)

Total shareholders’ equity		9,356,873	8,983,119	1,483,906

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,793,074	10,569,956	1,746,033

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Years ended December 31,
	Notes	2011	2012	2013	2013
		RMB	RMB	RMB	US$
Net revenues (including sublicensing revenues from a related party amounting to RMB768, RMB nil, and RMB nil for the years ended December 31, 2011, 2012 and 2013, respectively)		897,624	1,795,575	3,028,484	500,271
Cost of revenues	12	(697,337)	(1,499,536)	(2,487,421)	(410,893)

Gross profit		200,287	296,039	541,063	89,378
Operating expenses:
Product development		(72,573)	(172,885)	(278,015)	(45,925)
Sales and marketing		(230,475)	(363,707)	(681,008)	(112,494)
General and administrative		(80,529)	(238,112)	(261,770)	(43,241)

Total operating expenses		(383,577)	(774,704)	(1,220,793)	(201,660)

Loss from operations		(183,290)	(478,665)	(679,730)	(112,282)
Interest income		23,693	45,478	29,972	4,950
Interest expenses	11	(6,825)	(3,989)	(545)	(90)
Other income (loss), net		(5,682)	9,757	70,573	11,658

Loss before income taxes		(172,104)	(427,419)	(579,730)	(95,764)
Income tax benefit (expense)	13	—	3,416	(1,014)	(168)

Net loss		(172,104)	(424,003)	(580,744)	(95,932)

Net loss per share, basic and diluted	18	(0.09)	(0.18)	(0.19)	(0.03)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted		(1.55)	(3.20)	(3.50)	(0.58)
Shares used in computation, basic and diluted	18	1,992,923,515	2,386,474,188	2,986,223,088	2,986,223,088
ADS used in computation, basic and diluted		110,717,973	132,581,899	165,901,282	165,901,282
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment		(94,225)	(7,304)	(83,171)	(13,739)
Comprehensive loss attributable to ordinary shareholders		(266,329)	(431,307)	(663,915)	(109,671)

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 and 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	loss	deficit	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balances at January 1, 2011	1,235,761,996	82	659,761,207	49	2,625,250	—	(14,353)	(699,540)	1,911,488
Net loss	—	—	—	—	—	—	—	(172,104)	(172,104)
Other comprehensive loss	—	—	—	—	—	—	(94,225)	—	(94,225)
Exercise of stock options and vesting of restricted stock units	9,894,029	1	—	—	4,741	—	—	—	4,742
Share-based compensation	—	—	—	—	47,494	—	—	—	47,494
Issuance of ordinary shares upon secondary offering, net of offering costs	149,580,000	10	—	—	2,507,772	—	—	—	2,507,782
Conversion of Class B to Class A ordinary shares	199,314	—	(199,314)	—	—	—	—	—	—
Balances at December 31, 2011	1,395,435,339	93	659,561,893	49	5,185,257	—	(108,578)	(871,644)	4,205,177

Net loss	—	—	—	—	—	—	—	(424,003)	(424,003)
Other comprehensive loss	—	—	—	—	—	—	(7,304)	—	(7,304)
Statutory reserves	—	—	—	—	—	1,500	—	(1,500)	—
Exercise of stock options and vesting of restricted stock units	50,896,710	2	—	—	23,166	—	—	—	23,168
Share-based compensation	—	—	—	—	118,218	—	—	—	118,218
Issuance of shares as purchase consideration for acquired subsidiaries	840,311,453	54	—	—	5,441,563	—	—	—	5,441,617
Balances at December 31, 2012	2,286,643,502	149	659,561,893	49	10,768,204	1,500	(115,882)	(1,297,147)	9,356,873

Net loss	—	—	—	—	—	—	—	(580,744)	(580,744)
Other comprehensive loss	—	—	—	—	—	—	(83,171)	—	(83,171)
Statutory reserves	—	—	—	—	—	563	—	(563)	—
Exercise of stock options and vesting of restricted stock units	65,390,885	5	—	—	101,798	—	—	—	101,803
Issuance of share purchase consideration to Tudou shareholder previously held in escrow (Note 4)	4,495,014	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	188,358	—	—	—	188,358
Balances at December 31, 2013	2,356,529,401	154	659,561,893	49	11,058,360	2,063	(199,053)	(1,878,454)	8,983,119

Balances at December 31, 2013, in US$		25		8	1,826,711	341	(32,881)	(310,298)	1,483,906

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	Years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(172,104)	(424,003)	(580,744)	(95,932)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of fixed assets	45,670	81,609	111,098	18,352
Bad debt expense	1,509	9,887	62,603	10,341
Amortization of intangible assets and capitalized content production costs	166,576	416,396	788,299	130,218
Impairment of long-lived assets	—	—	96,071	15,870
Amortization of long-term debt discounts	3,496	1,928	313	52
Loss (gain) on disposal of property and equipment	(18)	52	485	80
Foreign exchange loss (gain)	5,624	469	(13,318)	(2,200)
Share-based compensation	47,494	118,218	188,358	31,114
Gain from remeasurement of previously held investment in acquired subsidiary (Note 4)	—	(3,344)	—	—
Deferred income tax benefit	—	(9,953)	(313)	(52)
Gain from de-recognition of off-market liabilities	—	—	(16,540)	(2,732)
Changes in operating assets and liabilities, net of acquisition:
Restricted cash	—	(9,003)	6,324	1,045
Accounts receivable	(207,970)	(223,772)	(499,838)	(82,567)
Amounts due from related party	1,232	—	—	—
Prepayments and other assets	(15,875)	20,182	1,441	238
Capitalized content production costs	(11,415)	(9,891)	(6,738)	(1,113)
Accounts payable	(252)	(39,023)	(13,555)	(2,239)
Advances from customers	1,836	(7,244)	3,478	576
Accrued expenses and other liabilities	198,067	214,912	142,059	23,464
Net cash provided by operating activities	63,870	137,420	269,483	44,515
Cash flows from investing activities:
Acquisition of property and equipment	(84,855)	(90,204)	(144,120)	(23,807)
Proceeds received from maturity of short-term investments	1,199,221	2,826,023	2,989,628	493,851
Short-term investments placed with financial institutions	(2,597,038)	(3,536,711)	(2,283,410)	(377,192)
Proceeds from disposal of property and equipment	24	9	458	76
Cash acquired, net of cash paid for acquired subsidiaries	—	378,666	(6,999)	(1,156)
Acquisition of intangible assets from related party	(114,511)	—	—	—
Acquisition of intangible assets	(376,256)	(361,976)	(740,581)	(122,335)
Net cash used in investing activities	(1,973,415)	(784,193)	(185,024)	(30,563)
Cash flows from financing activities:
Exercise of employee stock options	4,647	22,485	101,435	16,756
Decrease in restricted cash (Note 4)	—	38,069	—	—
Principal repayments on long-term debt	(27,107)	(11,145)	(7,677)	(1,268)
Principal repayments on short-term loan (Note 4)	—	(31,544)	—	—
Proceeds from IPO and secondary offering activity, net of issuance costs	2,512,969	—	—	—

Net cash provided by financing activities	2,490,509	17,865	93,758	15,488
Effect of exchange rate changes on cash and cash equivalents	(99,849)	(7,773)	(69,853)	(11,539)

Net increase (decrease) in cash and cash equivalents	481,115	(636,681)	108,364	17,901
Cash and cash equivalents at beginning of the year	1,811,423	2,292,538	1,655,857	273,528

Cash and cash equivalents at end of the year	2,292,538	1,655,857	1,764,221	291,429

Supplemental disclosures of cash flow information:
Cash paid for interest	3,990	2,320	310	51
Cash paid for income taxes	—	3,772	978	162
Non-cash consideration paid for business acquisitions	—	5,497,219	—	—
Acquisition of property and equipment included in accounts payable	6,126	12,065	21,592	3,567
Acquisition of intangible assets included in accounts payable and due to related party	53,944	155,464	191,711	31,668
Capitalized content production costs included in accrued expenses	1,498	—	1,870	309

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

1. ORGANIZATION AND BASIS OF PRESENTATION

Youku Inc. (“Youku”) was incorporated under the laws of the Cayman Islands on September 20, 2005. Youku was formerly known as 1Verge Inc. and changed its name to Youku.com Inc. on June 20, 2008. On October 18, 2011, Youku changed its legal name from Youku.com Inc. to Youku Inc. On March 11, 2012, Youku, Two Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Youku, and Tudou Holdings Limited (“Tudou”) entered into the agreement and plan of Merger (the “Merger Agreement”) for Tudou to combine with Youku in a 100% stock-for-stock transaction. On August 23, 2012, the merger (the “Merger”) between Tudou and Merger Sub was completed pursuant to the Merger Agreement. As a result of the Merger, Tudou has become a wholly-owned subsidiary of Youku. Youku changed its legal name from Youku Inc. to Youku Tudou Inc. (the “Company”) at the effective time of the Merger.

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

The Group provides online video sharing and distribution services, online advertising services and mobile value-added services through its internet sites, www.youku.com and www.tudou.com. The Group’s principal geographic market is in the PRC. The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries and Consolidated Affiliated Entities in the PRC.

As of December 31, 2013, the Company’s significant subsidiaries and Consolidated Affiliated Entities were as follows:

	Place of Incorporation	Date of Establishment /Acquisition	Percentage of Ownership	Principal Activities
Subsidiaries:
1Verge Internet Technology (Beijing) Co., Ltd. (“1Verge Internet”)	PRC	November 14, 2005	100%	Provision of general and administrative services to group companies

Jet Brilliant Limited (“Jet Brilliant”)	Hong Kong	Acquired on April 27, 2010	100%	Provision of general and administrative services to group companies

Beijing Jet Brilliant Advertising Co., Ltd. (“Jet Brilliant Beijing”), a wholly-owned subsidiary of Jet Brilliant	PRC	Acquired on April 27, 2010	100%	Advertising agency business

Youku Video (Xi’an) Media Technology Co., Ltd. (“Youku Xi’an”), a wholly-owned subsidiary of Jet Brilliant	PRC	August 1, 2011	100%	Provision of content scrutiny for compliance of content regulations

Trade Lead Investments Ltd. (“Trade Lead”)	BVI	January 6, 2012	100%	Copyright agency services

Tudou Holdings Limited (“Tudou”)	Cayman	Acquired on August 23, 2012	100%	Investment holding

StarCloud Media Co., Ltd.(“StarCloud”), a wholly-owned subsidiary of Tudou	BVI	Acquired on August 23, 2012	100%	Investment holding

Reshuffle Technology (Shanghai) Co., Ltd. (“Reshuffle Technology”), indirectly wholly-owned by StarCloud	PRC	Acquired on August 23, 2012	100%	Technology consulting and administrative services

Chuanxian Technology (Shanghai) Co., Ltd. (“Chuanxian”), indirectly wholly-owned by StarCloud	PRC	Acquired on August 23, 2012	100%	Technology consulting services

Consolidated Affiliated Entities:
1Verge Information Technology (Beijing) Co., Ltd. (“1Verge Information”)	PRC	February 24, 2006	Nil	Online video sharing and distribution services, online advertising services, mobile value added services

Zhejiang Dongyang Tianshi Media Ltd. (“Tianshi”)	PRC	Acquired on January 6, 2012	Nil	Advertising agency, television production and cultural information consultation

Quan Toodou Network Science and Technology Co., Ltd. (“Quan Toodou”)	PRC	Acquired on August 23, 2012	Nil	Online advertising operations

Shanghai Quan Toodou Cultural Communication Co., Ltd. (“Toodou Cultural”), a wholly-owned subsidiary of Quan Toodou	PRC	Acquired on August 23, 2012	Nil	Advertising production and operations

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

In April 2010, the Company acquired 100% of the equity interest of Jet Brilliant, a Hong Kong company which wholly owns Jet Brilliant Beijing, an advertising company established in Beijing.

In August 2011, the Company established Youku Xi’an, a wholly-owned subsidiary of the Company, which mainly engages in content scrutiny for compliance of content regulations.

On January 6, 2012, as an existing holder of 5% equity interest in Trade Lead and Tianshi, the Company completed the acquisition of the remaining 95% equity interest in Trade Lead and Tianshi (Note 4). On the acquisition date, Youku and 1Verge Internet entered into a series of contractual arrangements with Tianshi and the respective shareholders of Tianshi, Ms. Wen Lu and Ms. Qiong Hu, both employees of the Company. On September 17, 2013, 1 Verge Information injected RMB7 million as registered capital into Tianshi. Upon completion of the increase of registered capital, 1 Verge Information became a shareholder of Tianshi that holds 70% of its equity interest, and Ms. Wen Lu and Ms. Qiong Hu jointly hold the remaining 30% the equity interest of Tianshi.

On August 23, 2012, upon completion of the Merger, Tudou and Reshuffle Technology, entered into a series of contractual agreements with Quan Toodou and the respective shareholders of Quan Toodou, Ms. Qiong Qin, the wife of Youku’s founder and chief executive officer, Mr. Victor Koo, Mr. Wei Wang, the founder and chief executive officer of Tudou, and Ms. Zhiqi Wang, an employee of Tudou.

In November, 2012, Ms. Qiong Qin transferred 60% equity interest in 1Verge Information to Mr. Dele Liu. As a result, Ms. Qiong Qin and Mr. Dele Liu held 20% and 80% of 1Verge Information respectively.

In January 2013, Mr. Wei Wang and Ms. Zhiqi Wang transferred 33.3% of their equity interest in Quan Toodou to Mr. Dele Liu and Mr. Zhou Yu, an employee of Tudou. As a result, Ms. Qiong Qin, Mr. Dele Liu and Mr. Zhou Yu held 66.7%, 15.3% and 18% of Quan Toodou respectively.

In July 2013, 1Verge Information acquired 100% equity interest in Beijing Maiyu Cultural Diffusion Co. Ltd. (“Maiyu”) for cash consideration of RMB7 million. After the acquisition, Maiyu became a wholly-owned subsidiary of the Group and the Company recognized goodwill for RMB6,999 (US$1,156) Maiyu mainly engages in advertising design and publication activities.

In September 2013, Mr. Zhou Yu transferred 18% of his equity interest in Quan Toodou to Ms. Qiong Qin. As a result, Ms. Qiong Qin held 84.7% of Quan Toodou.

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

The equity option agreements were amended and restated in November 2012 and April 2013 amongst 1Verge Internet, 1Verge Information and its shareholders such that the Company became a party to the agreement and has been granted all the rights that 1Verge Internet has been granted under the agreement. In addition, the Company, at its sole discretion, has the right to decide whether the option and other rights granted under the agreement will be exercised by the Company, 1Verge Internet or its designated party. Any additional consideration paid to the shareholders to exercise the option in excess of the amount of loans extended to the shareholders under the loan agreement shall be returned to 1Verge Internet or its designated party after the completion of the equity interest transfer. To ensure that the cash flow requirements of 1Verge Information’s ordinary operations are met and/or to set off any losses that may be incurred, the Company is obligated, only to the extent permissible under PRC laws, to provide financing support to 1Verge Information, whether or not 1Verge Information actually incurs any such operational loss. The Company will not request repayment if 1Verge Information or its shareholders are unable to do so.

The equity option agreements entered amongst Youku, 1Verge Internet, 1Verge Information, Tianshi and its shareholders on January 6, 2012, amended and restated in April and September 2013, contain terms substantially similar to the terms described above except the purchase consideration to be paid to the shareholders to acquire the equity interests in Tianshi shall be the lowest price then permitted by PRC law and Youku, 1Verge Internet or its designated party shall make payment of such price by cancelling all or a portion of the service fees, if any, due under the exclusive technical and consulting service agreement. If the Company, 1Verge Internet or its designated party is required by applicable laws or competent authorities to pay any consideration for exercise of the options, the shareholders of Tianshi agree to return all of such consideration to 1Verge Internet or its designated party after the completion of such equity interest transfers.

The equity option agreements entered amongst Tudou, Reshuffle Technology, Quan Toodou and its shareholders on August 22, 2012, amended and restated in April and September 2013, contain terms substantially similar to the terms described above.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Business operation agreements

Pursuant to the business operation agreement amongst 1Verge Internet, 1Verge Information and its shareholders, amended and restated in August 2010, 1Verge Information must appoint the persons designated by 1Verge Internet to be its executive director or directors, general manager, chief financial officer and any other senior officers. 1Verge Information agrees to accept the proposal provided by 1Verge Internet from time to time relating to employment, daily business and financial management. Without 1Verge Internet’s prior written consent, 1Verge Information shall not conduct any transaction which may materially affect its assets, obligations, rights or operations, including but not limited to, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, or transfer of any rights or obligations under this agreement to a third party. The term of this agreement is ten years and will extend automatically for another ten year period unless 1Verge Internet provides written notice requesting no extension three months prior to the expiration date. 1Verge Internet may terminate the agreement at any time by providing 30 days advance written notice to 1Verge Information and to each of its shareholders. Neither 1Verge Information nor any of its shareholders may terminate this agreement prior to the expiration date or during the ten-year extension period.

The business operation agreement amongst 1Verge Internet, 1Verge Information and its shareholders was amended and restated in November 2012 and April 2013 such that the term of the agreement shall be automatically extended for successive ten year periods unless 1Verge Internet terminates the agreement by providing three months advance written notice prior to the expiration of a ten-year term.

The business operation agreements entered amongst 1Verge Internet, 1Verge Information, Tianshi and its shareholders on January 6, 2012, amended and restated in April and September 2013 and Reshuffle Technology, Quan Toodou and its shareholders on August 22, 2012, amended and restated in April and September 2013,  contain terms substantially similar to the terms described above.

Exclusive technical and consulting service agreements

Pursuant to the exclusive technical consulting and service agreement between 1Verge Internet and 1Verge Information, amended and restated in August 2010, 1Verge Internet or its designated party, has the exclusive right to provide technical and consulting services in return for a service fee determined based on a set formula defined in the agreement. During the term of the agreement, 1Verge Internet has the right to adjust the service fee at its sole discretion without the consent of 1Verge Information. Without 1Verge Internet’s prior written consent, 1Verge Information shall not engage any third party for any of the technical and consulting services provided under this agreement. In addition, 1Verge Internet exclusively owns all intellectual property rights resulting from the agreement. The term of this agreement is ten years and will extend automatically for another ten-year period unless 1Verge Internet gives a written notice terminating this agreement three months before the expiration date. 1Verge Information is not permitted to terminate the agreement prior to the expiration date, unless 1Verge Internet fails to comply with any of its obligations under the agreement and such failure renders the continued performance of this agreement impossible.

The exclusive technical consulting and service agreement was amended and restated in November 2012 such that 1Verge Internet may transfer its rights or obligations under this agreement to any third party without the consent of 1Verge Information, but shall inform 1Verge Information of the assignment.

The exclusive technical and consulting service agreement entered between 1Verge Internet, 1Verge Information and Tianshi on January 6, 2012, is substantially similar to the terms described above, except that the services provided by 1Verge Internet are relevant to the television drama, library management and other operations of Tianshi.

The exclusive technical and consulting service agreement entered between Reshuffle Technology and Quan Toodou on August 22, 2012, amended and restated in January 2013, contain terms substantially similar to the exclusive technical and consulting services agreement between 1Verge Internet and 1Verge Information that is described above.

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

The loan agreements were amended and restated in November 2012 amongst 1Verge Internet, 1Verge Information and its shareholders, such that the term of each loan is changed to be ten years from the execution date of this agreement and shall be automatically extended for successive ten year periods unless terminated by advance written notice from 1Verge Internet to the shareholders of 1Verge Information three months prior to the due date.

The loan agreements between Reshuffle Technology and the shareholder of Quan Toodou, amended and restated in January and September 2013, contains terms substantially similar to the terms described above, except that the total amount of loans that may be extended to the shareholders of Quan Toodou is RMB150 million, of which RMB70 million has been extended as of December 31, 2013.

Power of attorney agreements

Pursuant to the power of attorney agreements, amended and restated in August 2010, the shareholders of 1Verge Information each irrevocably granted 1Verge Internet or any individual or entity designated by 1Verge Internet in writing as their attorney-in-fact to vote, the rights to vote on their behalf on all matters of 1Verge Information requiting shareholder approval under PRC laws and regulations and 1Verge Information’s articles of association. This agreement will remain effective as long as the shareholders continue to hold equity interests in 1Verge Information.

The power of attorney agreements were amended and restated in November 2012 and April 2013, the shareholders of 1Verge Information each irrevocably granted any individual, appointed in writing by 1Verge Internet, who is approved by the Company as their attorney-in-fact, to vote on his/her behalf and exercise the full voting rights as the shareholder of 1Verge Information on all matters of 1Verge Information requiring shareholder approval under PRC laws and regulations and 1Verge Information’s articles of association. This agreement will remain effective as long as 1Verge Information exists. At the same time, 1Verge Internet passed a shareholders’ resolution indicating that all activities related to the powers and rights assigned pursuant to the power of attorney agreements shall be exercised at the direction and approval of the Company and the resolution will be effective for the same term as the power of attorney agreements.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The shareholders of Tianshi and Quan Toodou each granted an irrevocable power of attorney to 1Verge Internet effective from January 6, 2012, amended and restated in April and September 2013, and Reshuffle Technology effective from August 22, 2012, amended and restated in April and September 2013, respectively, with terms substantially similar to the terms describe above. At the same time, 1Verge Internet and Reshuffle Technology also passed shareholders’ resolutions with respect to the power of attorneys for Tianshi and Quan Toodou with terms substantially similar to the terms described above.

Equity interest pledge agreements

Pursuant to the equity interest pledge agreements between 1Verge Internet and the shareholders of 1Verge Information, amended and restated August 2010 and November 2012, the shareholders of 1Verge Information pledge all of their equity interests in 1Verge Information to 1Verge Internet, to guarantee 1Verge Information and its shareholders’ performance of their obligations under the amended and restated loan agreements, the amended and restated exclusive technical and consulting service agreements and the amended and restated equity option agreements. If 1Verge Information and/or any of its shareholders breach their contractual obligations under this agreement, 1Verge Internet, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without 1Verge Internet’s prior written consent, shareholders of 1Verge Information shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice 1Verge Internet’s interests. During the term of this agreement, 1Verge Internet is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire on the earlier of (i) the date on which 1Verge Information and its shareholders have fully performed their obligations under the above-referred agreements; or (ii) 1Verge Internet enforces the pledge pursuant to the terms and conditions under this agreement, to fully satisfy its rights under such agreements.

The equity interest pledge agreements entered among 1Verge Internet, 1Verge Information and the shareholders of Tianshi on January 6, 2012, amended and restated in September 2013 is substantially similar to the equity interest pledge agreement described above, except the guarantee scope of the equity interest pledge is limited to Tianshi and its shareholders’ performance of their obligations under the exclusive technical and consulting services agreement and the equity option agreement.

The equity interest pledge agreements entered among Reshuffle Technology and the shareholders of Quan Toodou on August 22, 2012, amended and restated in January and September 2013, is substantially similar to the terms described above, except that the guarantee scope of the equity interest pledge is limited to Quan Toodou and its shareholders’ performance of their obligations under the loan agreements, the exclusive technical and consulting services agreement and the business operations agreement.

Trademark license agreement and domain name license agreement

Pursuant to the trademark license and domain name license agreement between 1Verge Internet and1Verge Information, amended and restated August 2010, 1Verge Internet grants a non-exclusive and non-transferable license, without sublicense rights, to 1Verge Information to use its trademarks and domain names. 1Verge Information may only use the trademarks and the domain names in its own business operations. The license fee under each agreement is 5% of the total revenue of 1Verge Information. In addition, 1Verge Internet may reduce or exempt 1Verge Information all or part of the license fee. The term of this agreement is ten years and will extend for successive ten-year periods upon agreement of both parties.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Company and the Consolidated Affiliated Entities through the irrevocable power of attorney agreements, whereby the shareholders of the Consolidated Affiliated Entities effectively assigned all of their voting rights underlying their equity interest to any individual appointed by 1Verge Internet and Reshuffle Technology, the exercise of which will be at the direction and approval of the Company and Tudou, respectively. In addition, the Company demonstrates its ability and intention to continue to exercise the ability to absorb substantially all of the expected losses and receive substantially all of the economic benefits of the Consolidated Affiliated Entities directly or through 1Verge Internet and Reshuffle Technology, pursuant to the commitment letters of financial support and the exclusive consulting and technical services agreements, respectively. Thus, the Company is considered the primary beneficiary of 1Verge Information and Tianshi and Tudou is considered the primary beneficiary of Quan Toodou. As a result of the above, the Company consolidates the Consolidated Affiliated Entities in accordance with Accounting Standards Codification (“ASC”) subtopic 810-10 (“ASC 810-10”) Consolidation: Overall.

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

The Company, in consultation with its PRC counsel, believes that (i) the ownership structure of the Consolidated Affiliated Entities does not violate, breach, contravene or conflict with any applicable PRC laws; and (ii) each of the Contractual Agreements amongst the Primary Beneficiaries, 1Verge Internet, Reshuffle Technology and the Consolidated Affiliated Entities and their respective shareholders that are governed by PRC laws constitutes a legal, valid and binding obligation of the parties thereto and does not violate any requirements of PRC laws.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The following table sets forth the assets and liabilities of Consolidated Affiliated Entities included in the Company’s consolidated balance sheets:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Cash and cash equivalents	400,162	370,140	61,142
Restricted cash	9,003	2,679	443
Accounts receivable (net of allowance for doubtful accounts of RMB12,919 and RMB75,522 (US$12,475) as of December 31, 2012 and 2013, respectively)	915,653	1,344,915	222,164
Amounts due from inter-companies (1)	6,396	24,658	4,073
Other current assets	60,667	44,147	7,293
Total current assets	1,391,881	1,786,539	295,115
Property and equipment, net	14,818	40,501	6,690
Intangible assets, net	1,109,894	975,949	161,215
Other non-current assets	39,549	37,015	6,115
Total non-current assets	1,164,261	1,053,465	174,020
Total assets	2,556,142	2,840,004	469,135

Accounts payable	114,044	115,667	19,107
Advance from customers	21,603	18,425	3,044
Amounts due to inter-companies (2)	1,287,918	1,684,786	278,307
Accrued expenses and other current liabilities	867,128	969,702	160,183
Total current liabilities	2,290,693	2,788,580	460,641
Deferred tax liabilities	224,198	219,314	36,228
Other liabilities	—	4,000	661
Total non-current liabilities	224,198	223,314	36,889
Total liabilities	2,514,891	3,011,894	497,530

(1)         Amounts due from inter-companies represent fees and operating expenses paid by Consolidated Affiliated Entities on behalf of subsidiaries;

(2)         Amounts due to inter-companies represent expenses charged by subsidiaries for technology consulting and service fees provided to Consolidated Affiliated Entities.

The financial performance of the Consolidated Affiliated Entities is as follows:

	Years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Net revenues	889,144	1,950,624	2,969,464	490,521
Net income (loss)	53,169	353,637	(450,288)	(74,382)

As of December 31, 2013, there was no pledge or collateralization of the assets of Consolidated Affiliated Entities and the Primary Beneficiaries have not provided any financial support that it was not previously contractually required to. Restricted cash of RMB2,679 (US$443) may only be used to settle the obligations of the Consolidated Affiliated Entities. Creditors of the Consolidated Affiliated Entities have no recourse to the general credit of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries and Consolidated Affiliated Entities in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the Consolidated Affiliated Entities through power to govern the activities that most significantly impact its economic performance and is obligated to absorb substantially all of the expected losses and receive substantially all the economic benefits of the Consolidated Affiliated Entities, then the entity is consolidated. All significant intercompany balances and transactions between the Company, its subsidiaries and Consolidated Affiliated Entities have been eliminated in consolidation. The Company has included the results of operations of acquired businesses from the respective dates of acquisition.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the allowance for doubtful accounts, amortization of intangible assets and capitalized content costs, recoverability and useful lives of long-lived assets, consumption patterns for licensed copyrights and user generated content, recoverability of the carrying values of goodwill and indefinite-lived intangible assets, fair value of stock options to purchase the Company’s ordinary shares, forfeiture rates for options and restricted stock (units) granted, allocation of purchase price to identifiable assets and liabilities acquired in business combinations, accrual of sales commissions to third-party advertising agencies, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

Convenience translation

Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.0537 on December 31, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

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

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date. The foreign exchange losses included in “other income (loss), net” in the consolidated statements of comprehensive loss for the years ended December 31, 2011 and 2012 were RMB5,949 and RMB2,619, respectively, and the foreign exchange gain included in the consolidated statement of comprehensive loss for the year ended December 31, 2013 was RMB12,358 (US$2,041).

Fair value measurements

Financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable and long-term debt. The carrying values of these financial instruments, other than long-term debt, approximate their fair values due to their short-term maturities. The carrying value of long-term debt as of December 31, 2012 also approximates its fair value as it is due for repayment in 2013.

ASC subtopic 820-10 (“ASC 820-10”), Fair Value Measurements: Overall, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

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

Assets and liabilities including cash and cash equivalents, restricted cash, short-term investments are measured at fair value on a recurring basis as of December 31, 2012 and 2013 under Level 1. The Company has no assets or liabilities measured at fair value on a recurring or non-recurring basis using significant observable inputs (Level 2) or significant unobservable inputs (Level 3) for the year ended December 31 2012.

For the year ended December 31, 2013, the Company recognized an impairment loss of approximately RMB96,071(US$15,870) for long-lived assets and intangible assets with finite useful lives using an income approach and the respective carrying amount of the long-lived assets and intangible assets subject to the impairment test were reduced to their fair values on the measurement date of July 1, 2013. Such impairment loss was charged in cost of revenue and other operating expenses in the consolidated statements of comprehensive loss for the year ended December 31, 2013 (see Note 2 “Impairment of Long-Lived Assets Other Than Goodwill”). The inputs used to measure the fair value of long-lived assets and intangible assets with finite useful lives, including future cash flow projections and discount rate (16%), were largely unobservable or based on management’s assumptions and estimates, and accordingly, the measurement was classified as Level 3. The Company has no assets or liabilities measured at fair value on a recurring or non-recurring basis using significant observable inputs (Level 2) for the year ended December 31, 2013.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Cash and cash equivalents and short-term investments

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions. All highly liquid investments with original maturities of three months or less from the date of purchase are classified as cash equivalents. All highly liquid investments with original maturities greater than three months, but less than twelve months, are classified as short-term investments.

During the years ended December 31, 2011, 2012 and 2013, the Company recorded interest income from short-term investments of RMB15,535, RMB33,253 and RMB23,185 (US$3,830) in the consolidated statements of comprehensive loss, respectively.

The short-term investments balance was RMB2,110,073 and RMB1,409,439 (US$232,823) as of December 31, 2012 and 2013.

Restricted cash

Restricted cash is restricted as to usage based on contracts entered into with third parties. The restricted cash balance was RMB9,003 and RMB2,679 (US$443) as of December 31, 2012 and 2013.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

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

Cash outflows for capitalized content production costs are presented as cash flows from operating activities in accordance with ASC subtopic 926-230-45, Entertainment—Films: Statement of Cash Flows, Other Presentation Matters.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

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

The Company recognized impairment charges on capitalized content production costs of RMB nil, RMB nil and RMB487 (US$81) for the years ended December 31, 2011, 2012 and 2013, respectively (see Note 2 “Impairment of Long-Lived Assets Other Than Goodwill”).

Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. The Company assesses goodwill for impairment in accordance with ASC subtopic 350-20 (“ASC 350-20”), Intangibles — Goodwill and Other: Goodwill, which requires that goodwill be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20.

A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Company determines its reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where segment management regularly reviews the operating results of that component. Prior to the acquisitions (Note 4), the Company had one reporting unit because no discrete financial information was available below the consolidated level. Subsequent to the acquisitions of Trade Lead (including Tianshi) and Tudou, the Company continues to have one reporting unit at the Group level as the operating results of Trade Lead (including Tianshi) and Tudou are not regularly reviewed by segment management.

Goodwill is tested for impairment on October 1 in each year. We adopted Accounting Standards Update (“ASU”) No. 2012- 02, Intangibles — Goodwill and Other (Topic 350), Goodwill for Impairment, pursuant to which we can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. In 2013, we elected to use the two-step process required by ASC 350-20 to perform the annual impairment test. First, the Company reviews the carrying amount of the reporting unit compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The Company determines the implied fair value of goodwill by deducting the fair values of identifiable assets and liabilities from the fair value of the reporting unit. The fair value of identifiable assets and liabilities are determined using a discounted cash flow approach. This approach is based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. If the implied fair value of the reporting unit goodwill is lower than it carrying amount, goodwill of the reporting unit is impaired and is written down to its implied fair value. There has been no impairment of goodwill in any of the years presented.

Intangible assets

Licensed copyrights relate to titles to movies, television series and other video content acquired from external parties. Licensed copyrights are amortized using an accelerated method based on consumption patterns. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. When the amortization pattern is revised, it is accounted for as a change in accounting estimate prospectively. The amortization of licensed video content other than movies and television series is on a straight-line basis, as the consumption pattern based on historical viewing data supports this method.

The advertising license is amortized using the straight-line method over the remaining term of the license.

The intangible assets acquired in the Merger, namely technology, customer relationships, non-compete agreement, user generated content, licensed copyrights and domain name, trademark and online video license, are recognized and measured at the fair value as of the acquisition date.

The technology and customer relationship are amortized using the straight-line method over the estimated useful life. The non-compete agreement is amortized using the straight-line method over the contractual period. The user generated content is amortized using an accelerated method over the estimated useful life, which is expected to be two years.

As of December 31, 2013, intangible assets have weighted-average useful lives as follows:

Licensed copyrights	1.96 years, on an accelerated consumption pattern
Advertising license	28 years
Technology	5 years
Non-compete agreement	3 years
Customer relationship	5 years
User generated content	2 years
Domain name, trademark and online video license	indefinite

Intangible assets with definite useful lives are carried at cost less accumulated amortization.

Domain name, trademark and online video license acquired from the Merger of Tudou may be renewed indefinitely at little cost and the Company intends to renew the domain name, trademark and online video license indefinitely.

The initial registration fee for the Company’s domain names and the renewal fees for the online video licenses and trademarks are expensed as incurred. Intangible assets with an indefinite useful life are not amortized, instead, they are tested for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. The Company assess indefinite-lived intangible assets for impairment in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles — Goodwill and Other: General Intangibles Other than Goodwill on October 1 of each year. The Company performs a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired based on guidance in ASU No. 2012- 02, Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. If it is more likely than not the fair value of such an asset exceeds its carrying value, the Company would not need to calculate the fair value of the asset that year. However, if the Company concludes otherwise, a quantitative impairment test is performed. The quantitative impairment test consists of calculating the fair value of the asset and comparing it to the carrying amount. If the carrying amount exceeds its fair value, an impairment loss in an amount equal to that excess will be recognized. There has been no impairment charges realized on the Company’s indefinite-lived intangible assets in any of the years presented.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Impairment of Long-Lived Assets Other Than Goodwill

The Company evaluates long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Property, Plant and Equipment: Overall. When such events occur, the Company assesses the recoverability of an asset group based on the undiscounted future cash flow the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the assets group plus net proceeds expected from the eventual disposition of the asset group, if any, is less than the carrying value of the assets group. If the Company identifies an impairment, the Company reduces the carrying value of the asset group to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of its carrying value or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.

During 2013, the Company noted that the actual consumption patterns of licensed television series and movies were more accelerated than originally estimated. The more accelerated consumption pattern and shortening of the estimated useful life was considered an impairment indicator for the licensed copyright that the carrying value of the licensed copyrights may not be recoverable and therefore, the changes in circumstances triggered the need to perform a recoverability test as of July 1, 2013. Accordingly, the Company assessed the recoverability of the licensed copyrights based on the undiscounted future cash flows associated with the asset group including the licensed copyrights with the assistance of an independent third-party valuation firm. In accordance with ASC 360, an asset group is a group of long-lived assets, together with other assets and liabilities, at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The Company determined that the asset group subject to the recoverability test should include prepayments for licensed copyrights, licensed copyrights, advertising license, technology, non-compete agreement, customer relationship, user generated content, capitalized content production costs, and property, plant and equipment, with a total carrying amount of RMB974,857 (US$161,035) as of July 1, 2013. The undiscounted cash flows for the asset group were based on a 2.5 year projection period, which is the remaining useful life of the licensed copyrights, which were determined to be the primary asset of the asset group. Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments, as well as certain market assumptions. The recoverability test indicated that the undiscounted cash flows were less than the carrying value of the related asset group. The Company then proceeded to determine the fair value of the asset group in accordance with ASC 820-10 with the assistance of an independent third-party valuation firm. The Company concluded that the Group’s current usage of assets represented the high and best use of market participants. A discount rate of approximately 16% was used in the valuation which reflects the market assessment of the risks specific to the Group’s industry and is based on the weighted-average cost of capital for the asset group. The fair value of the asset group was determined to be RMB878,786 (US$145,165) as of July 1, 2013.

An impairment charge of RMB nil, RMB nil, and RMB96,071(US$15,870) was recorded for the years ended December 31, 2011, 2012, and 2013, respectively. The impairment charge has been allocated to the respective assets of the asset group on a pro rata basis based on their relative carrying amounts. The impairment charge was recorded in cost of revenue and other operating expenses for the year ended December 31, 2013 as follows:

	For the year ended December 31,
	2013	2013
	RMB	US$
Cost of revenues	85,442	14,114
Product development	2,920	482
Sales and marketing	4,376	723
General and administrative	3,333	551

	96,071	15,870

In accordance with ASC 360-10, impairment losses on long-lived assets to be held and used were reflected as a permanent write-down of the cost basis of the affected assets. Accordingly, the Group eliminated the previously recorded cost and accumulated depreciation or amortization of the impaired long-lived assets.

In accordance with ASC 360-10 and ASC 250, Accounting Changes and Error Corrections (“ASC 250”), the change in consumption patterns for licensed copyrights is considered  a change in accounting estimate, and such change in accounting estimate was applied after the impairment loss was recorded against the carrying amounts of the assets within the asset group. In accordance with ASC 250, the Company has accounted for the change in estimate prospectively effective from July 1, 2013. The amortization pattern for purchased movies and television series copyrights that were previously amortized over three years using an accelerated consumption pattern was reduced to two years using a revised accelerated consumption pattern. The effect of the change in estimate resulted in an increase to the amortization expense and net loss by RMB76,070 (US$12,566) and an increase to the basic and ADS loss per share of RMB0.03 and RMB0.46, respectively, for the year ended December 31, 2013.The change in estimate is calculated based on the carrying amounts of the licensed copyrights after impairment charge for the existing content as of July 1, 2013.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

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

Revenue from online advertising services

Advertising contracts are signed to establish the fixed price and advertising services to be provided. Pursuant to the advertising contracts, the Group provides advertisement placements on its web pages in different formats, including but not limited to video, banners, links, logos and buttons. The Group makes a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, the Group recognizes revenue only when the cash is received and all other revenue recognition criteria are met. For contracts where the Group provides customers with marketing services that contain multiple deliverables (e.g., advertisements in different formats to be delivered over different periods of time), the Group recognizes revenue pursuant to ASC subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements, as amended by ASU No. 2009-13 (“ASU 2009-13”), Multiple-Deliverable Revenue Arrangements, which was adopted by the Company on January 1, 2011. ASU 2009-13 requires the Group to allocate revenue to arrangement deliverables using the relative selling price method. The Group limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future undelivered items. Due to the nature of the Group’s advertisement arrangements, wherein revenue is contingent upon the delivery of undelivered items, revenue is recognized ratably over the performance period of the last deliverable in the arrangement. Revenue is deferred when non-refundable payments are received from customers prior to satisfaction of revenue recognition criteria discussed above.

Revenue from sub-licensing

The Group also generates revenues from sub-licensing content licensed from third party vendors. The exclusive licensing agreement the Group enters into with the vendors has a definitive license period and gives the Group rights to sublicense these contents to other third parties. The Group enters into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. The Company receives a fixed amount of the sub-license fee upfront under the sub-licensing arrangements and does not have any future obligation once it has provided the underlying disk to the sub-licensee (which is provided at or before the beginning of the sub-license period). In accordance with ASC subtopic 926-605, Entertainment-Films: Revenue Recognition, the Group recognizes the amount of the sub-license fee as revenue at the beginning of the sub-license period only when the Company meets all the following criteria: persuasive evidence of a sub-licensing arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sub-license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. The Group recognized sub-licensing revenues of RMB31,486, RMB96,091 and RMB98,351 (US$16,247) for the years ended December 31, 2011, 2012 and 2013, respectively.

Revenue from mobile value-added services (“MVAS”)

The Group generates revenue from MVAS through partnership agreements with third party mobile network operators. The Group provides video clips to mobile network operators for its mobile phone users. Users pay a monthly subscription fee to the mobile network operator to access the video channel or pay on a per-clip download basis, and the Group shares the fees collected by the mobile network operator for such services. MVAS revenue is generally recognized when the Group receives monthly statements from the mobile network operators indicating the transaction volume generated by its mobile phone users that are subject to revenue share with the Group. For smaller mobile network operators, the Group defers revenue recognition until cash is received. The Group recognized MVAS revenues of RMB4,910, RMB46,894 and RMB196,075 (US$32,389) for the years ended December 31, 2011, 2012 and 2013, respectively.

Revenues from MVAS represent only the Group’s shares of the revenues to be received from the mobile network operators, i.e. recorded on a net basis. The Group is not the primary obligor in the arrangement, nor does it enter into contracts with end customers or has the price setting capabilities, rather the Group provides the content to the mobile network operators in accordance with the operator’s overall strategy and requirements.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Barter transactions

The Group enters into cross-promotional agreements, which represent advertising-for-advertising, advertising-for-content, content for advertising barter transactions, and follows ASC subtopic 605-20, Revenue Recognition: Services. Such barter transactions should be recorded at fair value only if such value of the advertising surrendered in the transaction is determinable within reasonable limits. The volume of such transactions was not significant.

The Group enters into nonmonetary transactions to exchange online broadcasting rights of video content with other online video broadcasting companies from time to time. The exchanged content provides rights for each respective party only to broadcast the content received on its own website; though, each party retains the right to continue broadcasting and / or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges in accordance with ASC 845, Nonmonetary Transactions. The exchange of online broadcasting rights of video content is similar to the exchange of inventory since both parties use the exchanged content in the same line of business to facilitate advertising sales to customers who are not parties to the exchange. As a result, the Group records these nonmonetary exchanges at the carrying values of the broadcasting rights given up, which is nil, with no resulting gain or loss being recognized.

Commissions to third-party advertising agencies

The Group provides cash incentives in the form of commissions to certain third-party advertising agencies based on volume and performance, and accounts for such incentives as a reduction of revenue in accordance with ASC subtopic 605-50, Revenue Recognition: Customer Payments and Incentives. The Group accounts for cash consideration given to agencies for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value as a reduction of revenue. The Group has estimated and recorded commissions to third-party advertising agencies as follows:

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Commissions to third-party advertising agencies	180,644	442,663	584,978	96,631

Value-added tax and business tax

In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the pilot Value-added, business taxes (“VAT”) reform program, which change the charge of sales tax from business tax to VAT for certain pilot industries. The pilot VAT reform program initially applied only to the pilot industries in Shanghai, and has been expanded to eight additional regions, including, among others, Beijing in 2012. Entities located in Shanghai and Beijing fall within the scope of the pilot program and have been recognized as the VAT general taxpayers since January 1, 2012 and September 1, 2012, respectively, the effective time of the pilot program in each of the regions. Prior to the implementation of the pilot VAT reform program, revenues generated from online advertising services and other services were subject to business tax, surcharges and cultural business construction fee totaling 8.6% of revenues before deduction for commissions to agencies. From the applicable effective time onwards, the online advertising services provided by these entities are subject to VAT at a rate of 6% plus 12% surcharges on VAT and 3% cultural business construction fee on revenues derived from online advertising services.

VAT and business tax for the years ended December 31, 2011, 2012 and 2013 of RMB90,215, RMB169,283 and RMB276,497 (US$45,674), respectively, were recorded in cost of revenues (Note 12) in the consolidated statements of comprehensive loss.

Advertising expenses

Advertising expenses, primarily advertisements through media publication are included in “Sales and marketing” and are expensed when incurred. Advertising expense for the years ended December 31, 2011, 2012 and 2013 were RMB40,290, RMB42,748 and RMB143,691 (US$23,736), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies with non-operating nature and with no further conditions to be met, the amounts are recorded as a non-operating income in “Other income, net” when received; whereas for the government subsidies with certain operating conditions, the amounts are recorded as liabilities when received and will be recorded as an operating income when the conditions are met .In 2013, the government granted RMB13,504 (US$2,231) as a financial support for the project on enhancing the bandwidth. These grants should only be used in the related project and were recorded as a deduction of bandwidth cost. The amount recognized as other income for the years ended December 31, 2011, 2012 and 2013 was RMB nil, RMB10,531 and RMB25,489 (US$4,210), respectively.

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group had no capital leases for the years ended December 31, 2011, 2012 and 2013.

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

The liquidation and dividend rights of the holders of the Company Class A and Class B ordinary shares are identical, except with respect to voting. As a result, and in accordance with ASC 260-10, the undistributed earnings for each year are allocated based on the contractual participation rights of the Class A and Class B ordinary shares. As the liquidation and dividend rights are identical, the losses are allocated on a proportionate basis.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

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

Concentration of risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2013, the Group has RMB1,764,221 (US$291,429) in cash and cash equivalents and RMB2,679 (US$443) in restricted cash, which is held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. Since the global financial crisis beginning in the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. Accounts receivable are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for doubtful accounts and actual losses have generally been within management’s expectations. Top five customers accounted for 35.9% of gross accounts receivable as of December 31, 2013 (2012: 36%) with 8.4%, 8.4%, 8.3%, 5.5% and 5.3%, respectively. For the years ended December 31, 2011, 2012 and 2013, no customer accounted for greater than 10% of net revenues.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

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

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in U.S. dollars. The functional currency of the Company is the U.S. dollar, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The appreciation of RMB against the U.S. dollar was approximately 3.0% in 2013. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

For the years ended December 31, 2011, 2012 and 2013, the net foreign currency translation loss resulting from the translation of the U.S. dollar functional currency to the RMB reporting currency recorded in other comprehensive loss was RMB94,225, RMB7,304 and RMB83,171 (US$13,739), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income (loss) be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments and is presented in the consolidated statements of comprehensive loss.

Comparative information

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation (e.g., the Company disclosed amounts due to/from inter-companies of Consolidated Affiliated Entities to conform to the current year’s presentation).

Recent accounting pronouncements

In March of 2013, the Financial Accounting Standards Boards ( “FASB”) issued Accounting Standards Update No. 2013-05 (“ASU 2013-05”) “Foreign Currency Matters, Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity.” The amendments clarify the applicable guidance for the de-recognition of all or a portion of a cumulative translation adjustment when an entity ceasesto have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate orconveyance of oil and gas mineral rights) within a foreign entity or when other changes stipulated occur and involve a foreign entity. The amendments are effective prospectively for fiscal years, and interim reporting periods within those years, beginning after December 15, 2013. The Company will adopt ASU 2013-05 beginning January 1, 2014, and does not expect that the adoption to have a material impact on its consolidated financial statements.

In March of 2013, the FASB issued Accounting Standards Update No. 2013-11 (“ASU 2013-11”) “Income Taxes—Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists.” The amendments clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss, similar tax loss, or tax credit carry forward, except as noted in the following sentence. To the extent a net operating loss, similar tax loss, or tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such a purpose, then under this exception the unrecognized tax benefit is to be presented in the financial statements as a liability and should not be combined with (netted with) the deferred tax asset. The assessment of whether a deferred  tax asset is “available” is based on the unrecognized tax benefit and deferred tax asset amounts that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company will adopt ASU 2013-05 beginning January 1, 2014, and is currently evaluating the impact on its consolidated financial statements of adopting this guidance.

3. SHORT-TERM INVESTMENTS

As of December 31, 2012 and 2013, the Company’s short-term investments consisted of interest-bearing deposits placed with financial institutions with original maturities over three months but less than twelve months. The interest rates earned on the deposits ranged from 0.65% to 1.50% per annum with a weighted-average original maturity of 0.66 years.

As of December 31, 2012 and 2013, the amount of interest-bearing deposits with original maturities over three months but less than twelve months held in financial institutions by geographic location was as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
The PRC	1,695,017	1,195,393	197,465
Hong Kong	415,056	214,046	35,358
Total	2,110,073	1,409,439	232,823

As of December 31, 2012 and 2013, the Company’s interest-bearing deposits denominated in Renminbi and U.S. dollars were as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Renminbi	160,563	—	—
U.S. dollars	1,949,510	1,409,439	232,823
Total	2,110,073	1,409,439	232,823

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

4. BUSINESS COMBINATIONS

Trade Lead Acquisition

On January 6, 2012 (“the acquisition date”), the Company completed the acquisition of the remaining 95% equity interest in Trade Lead and Tianshi, a PRC domestic company owned by principal owners of Trade Lead, for a total purchase price of RMB112,936, which was settled by cash consideration of RMB78,869 and 6,202,179 Class A ordinary shares of the Company. In addition, the consideration transferred includes the effective settlement of amounts payable by Youku to Trade Lead and Tianshi of RMB47,071 and the acquisition-date fair value of the 5% equity interest in Trade Lead and Tianshi previously held by the Company of RMB5,051. The net gain arising from the re-measurement of the existing carrying value of investment to fair value amounted to RMB3,344 and was included in “Other income (loss), net” in the consolidated statements of comprehensive loss. There was no gain or loss recognized from the effective settlement of pre-existing relationships between Youku, Trade Lead and Tianshi.

On the acquisition date, the allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows:

RMB
Cash and cash equivalents	53,091
Tangible assets acquired	88,888
Intangible assets	6,391
Goodwill	73,688
Liabilities assumed	(56,194)
Deferred tax liabilities	(806)
Total consideration	165,058

The excess of purchase price over tangible assets, identifiable intangible assets and liabilities assumed was recorded as goodwill. None of the goodwill is expected to be deductible for income tax purposes. The acquired identifiable intangible assets were valued using an income approach known as the multi-period excess earnings method. For the years ended December 31, 2012 and 2013, no significant measurement period adjustments were recorded.

Total identifiable intangible assets acquired mainly include sales backlog of RMB5,821, and TV episodes library of RMB570, which have an estimated average useful life of one year. Total goodwill of RMB73,688 primarily represents expected synergies from combining the operations of the Company, Trade Lead and Tianshi, which are complementary to each other.

The Company recognized RMB1,140 of acquisition-related costs which were included in general and administrative expenses for the year ended December 31, 2012.

The actual results of operation after the acquisition date and pro forma results of operations for the acquisition have not been presented because the effects were not material.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

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

The acquisition-date fair value of the consideration transferred totaled RMB5,411,030, which consisted of the following:

RMB
To Tudou shareholders*	5,262,951
To holders of outstanding Tudou share options**	144,598
Settlement of pre-existing relationships ***	3,481

Total consideration	5,411,030

* The fair value of Youku shares issuable to Tudou shareholders totaled 838,604,288 Youku Class A ordinary shares, was based on the closing price of US$17.78 of Youku ADS on the New York Stock Exchange (“NYSE”) on August 23, 2012. 834,109,274 Youku Class A ordinary shares have been issued as of December 31, 2012 and the remaining 4,495,014 Youku Class A ordinary shares previously held in escrow were issued to Mr. Gary Wang, the founder and chief executive officer of Tudou, during the year ended December 31, 2013 (Note 16).

** Youku issued replacement share options. The portion of the fair-value-based measure of the replacement award amounted to RMB144,598 was attributable to pre-combination services and included as a component of the consideration to be transferred.

*** As a result of the Merger, amounts receivable from and payable to Tudou were effectively settled, resulting in an increase of RMB3,481 to the consideration transferred. No gain or loss was recognized as a result of the settlement of pre-existing relationships between Youku and Tudou.

According to ASC 805, Business Combinations (“ASC 805”), to determine the portion of a replacement award that is part of the consideration transferred for the acquiree, the acquirer shall measure both the replacement awards granted by the acquirer and the acquiree awards as of the acquisition date in accordance with ASC 718. The portion of the fair-value-based measure of the replacement award that is part of the consideration transferred was RMB144,598 and represents the portion of the acquiree award that is attributable to pre-combination service. The difference in the fair value between Youku’s issued replacement award and Tudou’s award attributable to pre-combination service was inconsequential and expensed on the date of replacement, or the acquisition date. The fair value of replacement awards related to post-combination service is recognized in the post-combination statements of comprehensive income over the remaining vesting period of the replacement awards (Note 19).

The Company has completed the valuations necessary to assess the fair value of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition:

RMB
Cash and cash equivalents	404,444
Restricted cash	38,069
Accounts receivable	274,412
Property, plant and equipment	93,870
Intangible assets	1,083,230
Other assets	47,420
Short-term loan	(31,544)
Other current liabilities	(445,171)
Deferred tax liabilities	(235,582)
Goodwill	4,181,882

Total consideration	5,411,030

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The fair value of accounts receivable acquired was RMB274,412. Gross contractual accounts receivable acquired totaled RMB354,787 and the Company’s best estimate of the contractual cash flows not expected to be collected at acquisition date totaled RMB80,375.

The excess of purchase price over tangible assets, identifiable intangible assets and liabilities assumed was recorded as goodwill. The goodwill recognized is attributable primarily to expected synergies and the assembled workforce of Tudou. None of the goodwill is expected to be deductible for income tax purposes. For the years ended December 31, 2012 and 2013, no significant measurement period adjustments were recorded.

The details of acquired intangible assets are as follows:

	Valuation Method	RMB	Estimated Remaining Useful Life
Domain name, trademarks and Online video license	Relief from royalty	845,300	Indefinite
Technology	Relief from royalty	27,900	Around 5 years
Non-compete agreement	Profit differential	8,200	Around 3 years
Customer relationship	Cost approach	41,530	Around 5 years
Licensed copyrights	Multi-period excess earnings method	97,900	Around 1.79 years
User generated content	Multi-period excess earnings method	62,300	Around 2 years
Content produced	Multi-period excess earnings method	100	Around 0.1years

Total		1,083,230

The Company recognized RMB27,614 of acquisition-related costs which were included in general and administrative expenses for the year ended December 31, 2012.

The amount of revenue and net loss of Tudou included in the Company’s consolidated statements of comprehensive loss from the acquisition date to December 31, 2012 is RMB195,668 and RMB157,400, respectively.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The information of pro forma revenue and net loss for the year ended December 31, 2011 is not available and the cost to develop it would be excessive. The unaudited pro forma information for the year ended December 31, 2012 set forth below gives effect to the acquisition as if it had occurred at the beginning of the fiscal year. The pro forma results have been calculated after applying the Company’s accounting policies and including adjustments primarily related to the amortization of acquired intangible assets, share-based compensation expenses for assumed unvested stock options, together with the consequential tax effects, as applicable. The pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been occurred had the acquisition been consummated as of that time or that may result in the future:

	Year ended December 31,
	Pro forma (unaudited)	As reported
	2012	2012
	RMB	RMB
Revenue, net	2,203,161	1,795,575
Net loss	661,508	424,003

5. ACCOUNTS RECEIVABLE, NET`

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Accounts receivable	945,715	1,445,553	238,788
Allowance for doubtful accounts	(12,919)	(75,522)	(12,475)

Accounts receivable, net	932,796	1,370,031	226,313

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The following table presents movement of the allowance for doubtful accounts:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Balance at the beginning of the year	3,032	12,919	2,134
Provisions	9,887	62,603	10,341

Balance at the end of the year	12,919	75,522	12,475

6. PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Current portion:
Prepaid copyrights	20,163	27,673	4,571
Prepayments for jointly produced content	20,862	15,727	2,598
Deposits and prepaid rental fees	12,225	23,024	3,803
Others	11,659	15,876	2,623

	64,909	82,300	13,595

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Non-current portion:
Prepaid copyrights	187,682	163,175	26,955
Deposits for copyrights and rental fees	24,310	15,409	2,545
Others	17,193	19,272	3,183

	229,185	197,856	32,683

The Company recognized impairment charges on prepaid copyrights of RMB nil, RMB nil and RMB19,741 (US$3,261) for the years ended December 31, 2011, 2012 and 2013, respectively (see Note 2 “ Impairment of Long-Lived Assets Other Than Goodwill”).

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

7. INTANGIBLE ASSETS, NET

	As of December 31, 2012
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
Current portion:
Intangible assets with definite useful years
Licensed copyrights	38,151	(18,544)	19,607

Non-current portion:
Intangible assets with definite useful years
Licensed copyrights	771,733	(421,063)	350,670
Advertising license	1,510	(130)	1,380
Technology	27,900	(1,976)	25,924
Non-compete agreement	8,200	(968)	7,232
Customer relationship	41,530	(2,941)	38,589
User generated content	62,300	(26,472)	35,828
Content produced	100	(100)	—
	913,273	(453,650)	459,623
Intangible assets with indefinite useful years
Domain name, trademark and online video license	845,300	—	845,300
	1,758,573	(453,650)	1,304,923

	As of December 31, 2013
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Current portion:
Intangible assets with definite useful years
Licensed copyrights	162,613	(110,671)	51,942	8,580

Non-current portion:
Intangible assets with definite useful years
Licensed copyrights	627,771	(333,889)	293,882	48,546
Advertising license	1,221	(62)	1,159	191
Technology	20,854	(2,526)	18,328	3,028
Non-compete agreement	5,287	(1,240)	4,047	669
Customer relationship	31,042	(3,759)	27,283	4,507
User generated content	17,809	(10,137)	7,672	1,267
	703,984	(351,613)	352,371	58,208
Intangible assets with indefinite useful years
Domain name, trademark and online video license	845,300	—	845,300	139,633
	1,549,284	(351,613)	1,197,671	197,841

The Company recognized impairment charges on intangible assets of RMB nil, RMB nil and RMB55,331(US$9,140) for the years ended December 31, 2011, 2012 and 2013, respectively (see Note 2 “ Impairment of Long-Lived Assets Other Than Goodwill”).

Amortization expense was RMB161,553, RMB402,445 and RMB775,855 (US$128,162) for the years ended December 31, 2011, 2012 and 2013, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

	RMB	US$
Within 1 year	300,819	49,692
Between 1 and 2 years	74,141	12,247
Between 2 and 3 years	22,142	3,658
Between 3 and 4 years	8,738	1,443
Between 4 and 5 years	405	67

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

8. GOODWILL

The changes in the carrying amount of goodwill are as follows:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Balance as of January 1	—	4,255,570	702,970
Goodwill acquired	4,255,570	6,999	1,156
Impairment losses	—	—	—
Balance as of December 31	4,255,570	4,262,569	704,126

9. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Office computer equipment	16,251	9,938	1,642
Office furniture and equipment	11,948	13,643	2,254
Software	7,987	14,241	2,352
Servers and network equipment	380,413	378,560	62,534
Motor vehicles	2,609	1,510	248
Leasehold improvements	19,073	26,795	4,427
	438,281	444,687	73,457
Less: Accumulated depreciation	(240,345)	(222,458)	(36,747)
Construction in progress	2,745	—	—
	200,681	222,229	36,710

The Company recognized impairment charges on property and equipment of RMB nil, RMB nil and RMB20,512 (US$3,388) for the years ended December 31, 2011, 2012 and 2013, respectively (see Note 2 “ Impairment of Long-Lived Assets Other Than Goodwill”).

Depreciation expense was RMB45,670, RMB81,609 and RMB111,098 (US$18,352) for the years ended December 31, 2011, 2012 and 2013, respectively.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

10. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2012	2013	2013
	RMB	RMB	US$
Accrued agency commissions	424,355	417,843	69,023
Accrued bonuses and individual income taxes	153,487	185,674	30,671
Accrued bandwidth and server hosting expenses	139,698	140,173	23,155
Tax and surcharges payable	119,268	84,317	13,928
Accrued channel distribution fee	37,073	64,084	10,586
Accrued advertising and promotion expenses	17,800	47,427	7,834
Accrued professional fees	16,398	2,232	369
Payable to employees for exercise of stock options and RSUs exercise	8,782	47,603	7,863
Litigation accrual (Note 15)	5,574	6,469	1,069
Deferred government grants	6,900	700	116
Unrecognized tax benefit	9,662	16,695	2,758
Accrued video production fee	9,802	55,148	9,110
Others	32,554	55,977	9,247

	981,353	1,124,342	185,729

11. LONG-TERM DEBT

On April 23, 2008, the Company entered into an equipment loan and security agreement and a supplemental agreement (collectively known as the “Loan Agreement”) with independent third parties (the “Lenders”).

According to the Loan Agreement, the Lenders agreed to make term loans to the Company from time to time from the closing date of the Loan Agreement to the Termination Date (defined below) in an aggregate principal amount not exceeding US$10,000 (the “Commitment”). The Termination Date is the earlier of (i) the date the Lenders may terminate making loans or extending other credit pursuant to the rights of the Lenders in event of default, or (ii) December 31, 2008.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

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

In July 2010, the Company borrowed RMB33,875 (US$5,000) under the New Loan Agreement. In connection with this borrowing, the Company issued a warrant, which was recognized as a liability at fair value, to the V and VI Lenders to purchase a number of Series E Preferred Shares or Series F Preferred Shares to be calculated at the pre-determined formula. The principal and interest is to be repaid in full over a period of thirty-two months in equal, monthly installments, commencing after an initial four-month period of interest-only monthly payments. Interest is charged at a fixed annual interest rate of 12% per annum. In connection with this borrowing, the outstanding long term loans amounted to RMB7,441 and RMB nil as of December 31, 2012 and 2013, respectively.

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

Interest expense on these loans for the years ended December 31, 2011, 2012 and 2013 was RMB6,825, RMB3,534 and RMB545 (US$ 90), which include RMB3,496, RMB1,928 and RMB313 (US$52) of discount amortization, respectively. No interest expense has been capitalized in any periods presented. In July 2013, the Company repaid the remaining balance of these loans and there were no loans outstanding as of December 31, 2013.

Upon completion of the IPO in December 2010, all the warrants issued with the loans were exercised, Series C and Series E Preferred Shares were automatically converted into Class A ordinary shares and the carrying value of the warrant liability was reclassified to equity upon the exercise.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

12. COST OF REVENUES

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$

VAT and business tax	90,215	169,283	276,497	45,674
Bandwidth costs	324,682	524,623	685,650	113,261
Depreciation of servers and other equipment	39,052	68,569	102,367	16,910
Content costs	243,388	737,061	1,422,907	235,048
	697,337	1,499,536	2,487,421	410,893

13. INCOME TAXES

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

China

Under the New Enterprise Income Tax (“EIT”) Law, which became effective on January 1, 2008, foreign invested enterprises and domestic enterprises are subject to a unified EIT rate of 25%, except for certain entities in encouraged industries or regions that are entitled to tax incentives under the New EIT Law. In accordance with the implementation rules of the New EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%.

1Verge Internet has been recognized as a HNTE under the New EIT Law by relevant government authorities in 2010 and is entitled to preferential tax rate of 15% for the years ended December 31, 2010, 2011 and 2012 provided that it continued to meet the HNTE requirements each year. 1Verge Internet is obligated to complete an annual self-assessment of continued compliance in order to apply the lower tax rate. The HNTE status is subject to approval and renewal after the HNTE certification expires. 1 Verge Internet received the approval and renewed the HNTE certification during 2013, and will continue to be entitled to preferential tax rate of 15% for the years ended December 31, 2013, 2014 and 2015.

1Verge Information, a consolidated affiliated entity of which the Company is the primary beneficiary, is located in the Beijing Zhongguancun Science Park and has been recognized as a HNTE under the New EIT Law by relevant authorities in December 2009 and was entitled to a preferential tax rate of 15% for the years ended December 31, 2009, 2010 and 2011. 1Verge Information is subject to a 25% EIT rate for the years ended December 31, 2012 and 2013.

The other PRC subsidiaries and Consolidated Affiliated Entities are subject to a 25% EIT rate.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

According to the New EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which has an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

Also, the New EIT Law treats enterprises established outside of China with “effective management and control” located in China as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income. As of December 31, 2013, no detailed interpretation or guidance has been issued to define “place of effective management.” Furthermore, as of December 31, 2013, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application to the Company.

The Group’s loss before income taxes consists of:

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Non-PRC	(47,756)	(452,545)	(391,377)	(64,651)
PRC	(124,348)	25,126	(188,353)	(31,113)

	(172,104)	(427,419)	(579,730)	(95,764)

Income tax expense (benefit) for the year ended December 31, 2011, 2012 and 2013 consisted of:

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Current income tax expense	—	6,537	3,377	558
Deferred income tax benefit	—	(9,953)	(2,363)	(390)

	—	(3,416)	1,014	168

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss is as follows:

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Income tax benefit at PRC statutory rate	(43,026)	(106,855)	(144,933)	(23,941)
International tax rate difference	11,939	114,516	98,550	16,279
Other adjustments	—	254	1,422	235
Permanent difference	6,960	7,915	(11,028)	(1,821)
Change in unrecognized tax benefit	1,425	775	7,557	1,248
Effect of preferential tax treatment	2,932	7,086	8,976	1,483
Effect of tax rate change on deferred taxes	(16,382)	(7,542)	10,957	1,810
Expired net operating losses	—	17,652	44,152	7,293
Change in valuation allowance	36,152	(37,217)	(14,639)	(2,418)

Income tax (benefit)/expense	—	(3,416)	1,014	168

The tax effects of temporary differences that give rise to the deferred tax asset balances at December 31, 2012 and 2013 are as follows:

	December 31,
	2012	2013	2013
	RMB	RMB	US$
Deferred tax assets, current portion:
Advertising expenses	8,883	77	13
Accrued payroll	26,073	30,481	5,035
Accrued expenses	12,829	15,269	2,522
Revenue on last deliverable basis	3,952	4,363	721
Bad debt provision	23,321	38,573	6,372
Others	516	3,844	635
Valuation allowance	(65,104)	(84,764)	(14,002)
Deferred tax assets, current portion, net	10,470	7,843	1,296

Deferred tax liabilities, current portion
Intangible assets appreciation	(135)	—	—
Deferred tax liabilities, current portion	(135)	—	—

Deferred tax assets, non-current portion:
Net operating losses carried forward	240,582	155,780	25,733
Fixed assets (accumulated depreciation)	2,651	—	—
Copyrights amortization	106,083	139,740	23,083
Impairment of intangible assets and fixed assets	—	14,403	2,379
Valuation allowance	(335,472)	(301,173)	(49,750)
Deferred tax assets, non-current portion, net	13,844	8,750	1,445

Deferred tax liabilities, non-current portion
Domain name, trademark and online video license	(211,325)	(211,325)	(34,908)
Technology	(6,481)	(4,585)	(757)
Non-compete agreement	(1,808)	(1,014)	(168)
Customer relationship	(9,647)	(6,824)	(1,127)
User generated content	(8,957)	(1,955)	(323)
Fixed assets (accumulated depreciation)	—	(2,566)	(424)
Deferred tax liabilities, non-current portion	(238,218)	(228,269)	(37,707)
Deferred tax liabilities, non-current portion, net	(224,374)	(219,519)	(36,262)

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2012 and 2013, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2013, the Company had net operating loss available carry forwards of RMB753,788 (US$124,517) per income tax returns filed, which can be carried forward to offset future taxable income. The remaining net operating losses will expire between 2014 and 2018 if not utilized.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2013 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. It is not practicable for the Company to estimate the amount of unrecognized deferred tax liabilities.

The changes in unrecognized tax benefits are as follows:

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Beginning balance	20,651	22,076	99,613	16,455
Addition from acquisitions	—	80,870	—	—
Additions based on tax position of the current year	1,425	775	164,448	27,165
Reductions for the tax positions of the current year	—	(3,882)	(8,729)	(1,442)
Reductions due to lapse of applicable statute of limitations	—	(226)	(1,609)	(266)

Ending balance	22,076	99,613	253,723	41,912

As of December 31, 2011, 2012 and 2013, the Group has RMB22,076, RMB99,613 and RMB253,723 (US$41,912) of unrecognized tax benefits, RMB344 and RMB775 and RMB7,033 (US$1,162) of which would affect the effective tax rate if recognized in the years ended December 31, 2011, 2012 and 2013, respectively. The Group does not anticipate any other material changes to its unrecognized tax position in the next twelve months.

The Company recorded interest and penalties of RMB nil for the years ended December 31, 2011, 2012 and 2013, respectively. The years 2009 to 2013 remain subject to examination by the PRC tax authorities.

14. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries and its Consolidated Affiliated Entities in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and Consolidated Affiliated Entities of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits which are expensed as incurred were RMB25,191, RMB56,999 and RMB98,904 (US$16,338) for the years ended December 31, 2011, 2012 and 2013, respectively.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

15. COMMITMENTS AND CONTINGENCIES

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

Total office rental expenses under all operating leases were RMB19,622, RMB43,257 and RMB81,831 (US$13,518) for the years ended December 31, 2011, 2012 and 2013, respectively. Future minimum payments under non-cancelable operating leases for office rental consist of the following as of December 31, 2013:

	RMB	US$
2014	62,507	10,325
2015	36,743	6,070
2016	8,559	1,414
2017 and thereafter	—	—

	107,809	17,809

Total bandwidth rental expenses were recorded in cost of revenues (Note 12).

Future minimum payments under non-cancelable operating leases for bandwidth rental consist of the following as of December 31, 2013:

	RMB	US$
2014	567,465	93,739
2015	60,894	10,059
2016	5,940	981
2017	200	33
2018 and thereafter	—	—

	634,499	104,812

Total licensed copyrights were recorded in intangible assets (Note 7).

Future minimum payments under non-cancelable licensed copyrights consist of the following as of December 31, 2013:

	RMB	US$
2014	287,705	47,525
2015	100,599	16,618
2016	21,978	3,631
2017	3,246	536
2018 and thereafter	—	—

	413,528	68,310

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Litigation, claims and assessments

The Company is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2013. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others.  Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results. The Group has accrued RMB6,469 (US$1,069) in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2013 and recognized losses of RMB5,482 (US$906) for the year ended December 31, 2013.

The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as of December 31, 2013, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2013, but related to cases arising on or before December 31, 2013. The Company is in the process of appealing certain judgments for which losses have been accrued. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

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

In connection with the acquisition of Trade Lead and Tianshi on January 6, 2012 and the merger of Tudou and Two Merger Sub Inc. on August 23, 2012, 6,202,179 Class A ordinary shares and 834,109,274 Class A ordinary shares were issued, respectively. The remaining share consideration previously held in escrow of 4,495,014 Youku Class A ordinary shares related to the Merger was issued to Mr. Gary Wang during the year ended December 31, 2013 and the fair value of the 4,495,014 Youku Class A ordinary shares was part of the consideration transferred to effect the Merger and recorded as an increase to additional paid in capital as of December 31, 2012 (Note 4).

As of December 31, 2013, there were 2,356,529,401 and 659,561,893 Class A and Class B ordinary shares outstanding, respectively.

17. ACCUMULATED DEFICIT AND STATUTORY RESERVE FUNDS

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

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s subsidiaries, being foreign-invested enterprises established in the PRC, are required to provide for certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. Each of the Company’s subsidiaries is required to allocate at least 10% of its after-tax profits to the general reserve fund until such fund has reached 50% of its registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the Company’s subsidiaries.

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

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

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

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and Consolidated Affiliated Entities with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the Consolidated Affiliated Entities in which the Company has no legal ownership, totaling RMB3,289,006 and RMB3,189,683 (US$526,898) as of December 31, 2012 and 2013, respectively.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

18. LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	2011		2012		2013
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Loss per share — basic:
Numerator:
Allocation of undistributed losses	(115,135)	(56,969)	(306,819)	(117,184)	(452,476)	(74,744)	(128,268)	(21,188)
Denominator:
Weighted-average ordinary shares outstanding	1,333,230,326	659,693,189	1,726,912,295	659,561,893	2,326,661,195	2,326,661,195	659,561,893	659,561,893
Denominator used for loss per share	1,333,230,326	659,693,189	1,726,912,295	659,561,893	2,326,661,195	2,326,661,195	659,561,893	659,561,893
Loss per share — basic	(0.09)	(0.09)	(0.18)	(0.18)	(0.19)	(0.03)	(0.19)	(0.03)
Loss per share — diluted:
Numerator:
Allocation of undistributed losses for diluted	(115,135)	(56,969)	(306,819)	(117,184)	(452,476)	(74,744)	(128,268)	(21,188)
Reallocation of undistributed losses as a result of conversion of Class B to Class A shares	(56,969)	—	(117,184)	—	(128,268)	(21,188)	—	—
Allocation of undistributed losses	(172,104)	(56,969)	(424,003)	(117,184)	(580,744)	(95,932)	(128,268)	(21,188)
Denominator:
Weighted-average ordinary shares outstanding	1,333,230,326	659,693,189	1,726,912,295	659,561,893	2,326,661,195	2,326,661,195	659,561,893	659,561,893
Conversion of Class B to Class A ordinary shares	659,693,189	—	659,561,893	—	659,561,893	659,561,893	—	—
Denominator used for loss per share	1,992,923,515	659,693,189	2,386,474,188	659,561,893	2,986,223,088	2,986,223,088	659,561,893	659,561,893
Loss per share — diluted	(0.09)	(0.09)	(0.18)	(0.18)	(0.19)	(0.03)	(0.19)	(0.03)

The effect of stock options and non-vested restricted stock units have been excluded from the computation of diluted loss per share for the years ended December 31, 2011, 2012 and 2013 as their effect would be anti-dilutive.

19. SHARE-BASED COMPENSATION

In December 2005, the Company adopted the 2006 Option Plan (the “2006 Plan”). The 2006 Plan provides for the granting of share options to employees, officers, directors, advisors or consultants of the Company. These options were granted with exercise prices denominated in U.S. dollars, which is the functional currency of the Company. The Company has reserved 140,441,231 ordinary shares for issuance under the 2006 Plan. The maximum term of any issued stock option is ten years from the grant date. These awards vest over a four-year schedule for employees, officers, and directors as stated below:

(1)                                 One-sixth of the options shall vest upon the first anniversary of the grant date;

(2)                                 One-twelfth of the options shall vest upon the last day of each three-month period of the second and third year after the grant date; and

(3)                                 One-twenty fourth of the options shall vest upon the last day of each three-month period of the fourth year after the grant date.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

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

In September 2012, the Company amended and restated the 2010 Plan with the Youku Tudou Inc. Share Incentive Plan (the “Youku Tudou Plan”). The major changes made to the 2010 plan are to change the name of the plan and to increase the number of Class A ordinary shares available for issuance under the plan by 100,799,784 shares, which represent the number of reserved but unissued shares under Tudou’s 2010 Share Incentive Plan (the Tudou Plan”), as adjusted to give effect to the Merger which resulted in Tudou becoming a wholly-owned subsidiary of the Company as of August 23, 2012. Meanwhile, the Tudou Plan was amended and restated with the Amended and Restated Tudou Holdings Limited 2010 Share Incentive Plan (the “Amended Tudou Plan”) to, among other things, decrease the total number of reserved but unissued shares under the Tudou Plan by 100,799,784 shares. The Amended Tudou Plan has been cancelled and assumed by the Company upon the closing of the Merger as of August 23, 2012. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the Youku Tudou Plan is 200,799,784 shares. The award terms are generally granted at the fair market value of the ordinary shares at the date of grant and generally vest over a four-year schedule as stated below:

(1)                                 One-sixth of the options shall vest upon the first anniversary of the grant date;

(2)                                 One-twelfth of the options shall vest upon the last day of each three-month period of the second and third year after the grant date; and

(3)                                 One-twenty fourth of the options shall vest upon the last day of each three-month period of the fourth year after the grant date.

Or:

(1)                                 One-fourth of the options shall vest upon the first anniversary of the grant date; and

(2)                                 One-sixteenth of the options shall vest upon the last day of each three-month period of the second, third and fourth year after the grant date.

Or:

One-sixteenth of the options shall vest upon the last day of each three-month period of the first, second, third and fourth year after the grant date.

The maximum term of any issued stock option is ten years from the grant date. In accordance with ASC 718-10, all share-based payments to employees are measured in the consolidated financial statements based on their grant-date fair values. Compensation expense is recognized on a straight-line basis, net of estimated forfeitures over the requisite service period with a graded vesting schedule.

Stock options

The following table summarizes the stock option activity under the 2006 Plan and Youku Tudou Plan for the year ended December 31, 2013:

Stock options	Number of shares	Weighted- average exercise price (US$)	Weighted- average grant-date fair value (US$)	Weighted- average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding, January 1, 2013	144,760,968	0.3530	0.3507	5.94	96,544
Granted	18,308,268	1.0249	0.5375
Exercised	(51,672,672)	0.3173	0.4738
Forfeited	(12,644,892)	0.6893	0.5368
Outstanding, December 31, 2013	98,751,672	0.4532	0.2971	6.03	121,472

Vested and expected to vest at December 31, 2013	95,685,150	0.4373	0.2882	5.94	119,220

Exercisable at December 31, 2013	66,631,986	0.2572	0.1843	4.98	95,024

Pursuant to the Merger on August 23, 2012, the Company issued replacement awards to Tudou option holders (Note 4). Each of Tudou’s stock options outstanding immediately prior to the effective time of the Merger has been cancelled in exchange for the right to receive 7.177 stock options of Youku and the exercise price of each replacement award was also adjusted accordingly. In the Merger, Youku exchanged its share-based payment awards for awards held by employees of Tudou, and the replacement award continues to have, and is subject to, the same terms and conditions applicable to Tudou’s option immediately prior to the Merger. The total incremental share based compensation expense relating to post-combination service was RMB78,063, with RMB12,487 recognized as additional share based compensation cost for the year ended December 31, 2012 and RMB65,576 to be recognized over the remaining vesting period of 2.78 years.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary shares as of December 31, 2013 and the exercise price of the options. Forfeitures are estimated at the time of grant based upon the Company’s historical and expected forfeitures for stock options granted and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To the extent actual forfeitures is different from the Company’s estimate, actual share based compensation costs related to these awards may be different from the expectation.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2011, 2012, and 2013 was US$0.7350, US$0.5508, and US$0.5375, respectively.

Total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 was US$7,141, US$46,421 and US$44,261, respectively.

Total fair value of options vested during the years ended December 31, 2011, 2012 and 2013 was US$3,249, US$4,836 and US$8,345, respectively.

As of December 31, 2013, there was RMB67,780 (US$11,196) of unrecognized share-based compensation cost related to stock options, which are expected to be recognized over a weighted-average vesting period of 3.02 years. To the extent the actual forfeiture rate is different from the Company’s estimate, actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the stock options granted to employees. The binomial model requires the input of highly subjective assumptions, including the expected stock price volatility and the sub-optimal early exercise factor. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Expected dividend yield is determined in view of the Company’s historical dividend payout rate. For expected volatilities, the Company has made reference to historical volatilities of several comparable public companies. The sub-optimal early exercise factor was estimated based on the vesting and contractual terms of the awards and management’s expectation of exercise behavior of the grantees.

The following table presents the assumptions used to estimate the fair values of the stock options granted in the years presented:

	2011	2012	2013
Risk-free interest rate	2.2%	2.2%	2.1 to 2.8%
Expected dividend yield	—	—	—
Expected volatility range	55.8%	52.0%	54.0 to 57.0%
Sub-optimal early exercise factor	2 times	2-3 times	2-3 times

Non-vested restricted stock units

The fair value of each non-vested restricted stock unit is based on the fair market value of the underlying ordinary shares on the date of grant.

A summary of non-vested restricted stock unit activity under the Youku Tudou Plan for the year ended December 31, 2013 is presented below:

Non-vested restricted stock units	Number of non-vested restricted stock units	Weighted average grant-date fair value (US$)
Non-vested, January 1, 2013	39,907,080	1.2708
Granted	42,294,204	1.1930
Forfeited	(2,604,889)	1.1551
Vested	(13,718,213)	1.3298
Non-vested, December 31, 2013	65,878,182	1.2132

As of December 31, 2013, there was RMB440,153 (US$72,708) of unrecognized share-based compensation cost related to restricted stock units, which are expected to be recognized over a weighted-average vesting period of 2.90 years. To the extent the actual forfeiture rate is different from the Company’s estimates, actual share-based compensation related to these awards may be different from the expectation.

Total compensation cost recognized for the years ended December 31, 2011, 2012 and 2013 are as follows:

	For the years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cost of revenues	3,894	12,751	32,110	5,304
Product development	12,233	26,157	38,400	6,343
Sales and marketing	14,196	28,741	50,712	8,377
General and administrative	17,171	50,569	67,136	11,090
Total	47,494	118,218	188,358	31,114

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

20. RELATED PARTY TRANSACTIONS

Starting in the year ended December 31, 2010, the Company entered into copyright license agreements with Trade Lead and Tianshi, an entity whose principal shareholder is also a principal shareholder of the Company, Chengwei Partners, L.P., Chengwei Ventures Evergreen Fund, L.P and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds.

In September 2011, the Company acquired a 5% equity interest in Trade Lead and Tianshi for RMB1,707 in cash. The Company also entered into sublicensing agreements with Trade Lead and Tianshi and recognized sublicensing revenues of RMB768 in “net revenues” included in the consolidated statement of comprehensive loss for the year ended December 31, 2011. On January 6, 2012, the Company completed the acquisition of the remaining 95% equity interest in Trade Lead and Tianshi. As a result, the Company owns 100% equity interest in Trade Lead and Tianshi (Note 4).

There are no related party transactions for the years ended December 31, 2012 and 2013.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

21. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Balance Sheets

		As of December 31,
	Notes	2012	2013	2013
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		831,208	1,038,947	171,622
Short-term investments		2,049,977	1,409,439	232,823
Intangible assets, net		11,460	9,836	1,625
Due from subsidiaries		785,441	1,193,761	197,194
Prepayments and other assets		5,008	3,358	556

Total current assets		3,683,094	3,655,341	603,820
Non-current assets:
Property and equipment, net		7	—	—
Intangible assets, net		10,869	38,703	6,392
Prepayments and other assets		21	578	95
Long-term investments in subsidiaries		5,684,349	5,324,281	879,509

Total non-current assets		5,695,246	5,363,562	885,996

TOTAL ASSETS		9,378,340	9,018,903	1,489,816

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		8,455	20,288	3,351
Accrued expenses and other liabilities		5,571	15,496	2,559
Current portion of long-term debt	11	7,441	—	—

Total current liabilities		21,467	35,784	5,910
Non-current liabilities:
Long-term debt	11	—	—	—

Total non-current liabilities		—	—	—

Total liabilities		21,467	35,784	5,910
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value, 9,340,238,793 authorized, 2,286,643,502 and 2,356,529,401 issued and outstanding as of December 31, 2012 and 2013, respectively)	16	149	154	25
Class B ordinary shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 659,561,893 issued and outstanding as of December 31, 2012 and 2013, respectively)	16	49	49	8
Additional paid-in capital		10,768,204	11,058,360	1,826,711
Accumulated other comprehensive loss		(115,882)	(199,053)	(32,881)
Accumulated deficit		(1,295,647)	(1,876,391)	(309,957)

Total shareholders’ equity		9,356,873	8,983,119	1,483,906

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		9,378,340	9,018,903	1,489,816

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Statements of Comprehensive Loss

		Years ended December 31
	Notes	2011	2012	2013	2013
		RMB	RMB	RMB	US$
Net revenues		—	—	—	—
Cost of revenues		(150)	(66)	—	—
Gross loss		(150)	(66)	—	—

Operating expenses:
Product development		(119)	(37)	(7)	(1)
Sales and marketing		(40)	(330)	(1,023)	(169)
General and administrative		(6,634)	(34,396)	(7,204)	(1,190)

Total operating expenses		(6,793)	(34,763)	(8,234)	(1,360)

Loss from operations		(6,943)	(34,829)	(8,234)	(1,360)
Interest income		19,970	38,537	22,010	3,636
Interest expenses	11	(6,825)	(3,534)	(545)	(90)
Equity in losses of subsidiaries		(181,749)	(426,907)	(609,270)	(100,644)
Others, net		3,443	2,730	15,295	2,526
Loss before income taxes		(172,104)	(424,003)	(580,744)	(95,932)
Income taxes		—	—	—	—
Net loss		(172,104)	(424,003)	(580,744)	(95,932)

Other comprehensive loss, net of tax of nil
Foreign currency translation adjustments		(94,225)	(7,304)	(83,171)	(13,739)
Comprehensive loss attributable to ordinary shareholders		(266,329)	(431,307)	(663,915)	(109,671)

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Statements of Cash Flows

	Years ended December 31,
	2011	2012	2013	2013
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(172,104)	(424,003)	(580,744)	(95,932)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Equity in losses of subsidiaries	181,749	426,907	609,270	100,644
Amortization of long-term debt discounts	3,496	1,928	313	52
Gain from remeasurement of previously held investment in acquired subsidiary (Note 4)	—	(3,344)	—	—
Other reconciling items	173	95	65	11
Foreign exchange gain	—	—	(15,295)	(2,526)
Changes in operating assets and liabilities:
Prepayments and other assets	(7,258)	(8,209)	(1,867)	(308)
Accrued expenses and other liabilities	108	1,990	10,367	1,712
Net cash provided by (used in) operating activities:	6,164	(4,636)	22,109	3,653
Cash flows from investing activities
Acquisition of intangible assets from related party	(32,675)	—	—	—
Acquisition of intangible assets	(12,909)	(26,175)	(81,042)	(13,387)
Equity investment	(494,281)	(78,869)	—	—
Proceeds received from maturity of short-term investments	1,134,162	2,826,023	2,839,628	469,073
Short-term investments placed with financial institutions	(2,531,979)	(3,476,711)	(2,193,410)	(362,326)
Loan to subsidiary	(77,677)	(338,665)	(408,320)	(67,450)

Net cash provided by (used in) investing activities	(2,015,359)	(1,094,397)	156,856	25,910

Cash flows from financing activities:
Exercise of employee stock options	4,647	22,485	101,435	16,756
Principal repayments on long-term debt	(27,107)	(11,145)	(7,677)	(1,268)
Proceeds from IPO and secondary offering activity, net of issuance costs	2,512,969	—	—	—
Net cash provided by financing activities	2,490,509	11,340	93,758	15,488
Effect of exchange rate changes on cash and cash equivalents	(94,211)	(6,546)	(64,984)	(10,735)

Net increase in cash and cash equivalents	387,103	(1,094,239)	207,739	34,316
Cash and cash equivalents at beginning of the year	1,538,344	1,925,447	831,208	137,306

Cash and cash equivalents at end of the year	1,925,447	831,208	1,038,947	171,622

Supplemental disclosures of cash flow information:
Non-cash consideration paid for business acquisitions	—	5,497,219	—	—

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013—continued

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

The Company records its investment in its subsidiaries under the equity method of accounting. Such investment is presented on the balance sheets as “Investment in subsidiaries” and share of their loss as “Equity in losses of subsidiaries” in the statements of comprehensive loss.

Each of the Company’s PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations (Note 17). The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (Notes 11 and 15).