Form 20-F
period 2014-12-31
YOUKU TUDOU INC.
filed 2015-04-28
CIK 1442596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

*Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 2,834,270,299 Class A ordinary shares and 645,691,903 Class B ordinary shares, par value US$0.00001 per share, as of December 31, 2014.

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

Explanatory Note

The consolidated financial statements and other financial information contained in this annual report on Form 20-F reflect a restatement of our consolidated financial statements as of and for each of the years ended December 31, 2012 and 2013, and related disclosures. In connection with a review by the Securities and Exchange Commission, or the SEC, of our annual report on Form 20-F for the fiscal year ended December 31, 2013, and the relevant discussion with, and comments from, the SEC, we revised the accounting treatment for (i) licensed copyrights and (ii) non-monetary exchanges of licensed copyrights, as further described below, to correct certain errors in the preparation of the previously issued financial statements, and restated our consolidated financial statements for the years ended December 31, 2012 and 2013.

Accounting for Licensed Copyrights

We acquire and use licensed content to drive viewership, and monetize the content through advertising placements. In that sense, our business operations in connection with copyright licensing are similar to that of a traditional broadcaster. As a result, we determined that the accounting treatment for our licensed copyrights should have been within the scope of incremental industry accounting guidance in ASC 920, Entertainment — Broadcasters, or ASC 920, for all historical periods. The application of ASC 920 resulted in differences as to (i) the current and non-current classification of licensed copyrights on the balance sheet based on estimated time of usage and (ii) the methodology used in the evaluation of the recoverability of licensed copyrights, which is based on estimated net realizable value, whereby a write-down from unamortized cost of licensed copyrights to net realizable value, if lower, is required when usefulness of the licensed copyright is revised downwards.

Previously, licensed copyrights were classified as part of intangible assets and the recoverability of licensed copyrights was evaluated with other long-lived assets as an asset group, in accordance with ASC 360-10, Property, Plant, and Equipment: Overall (“ASC 360”).

As of December 31, 2013, our adoption of ASC 920 increased our current and non-current licensed copyrights balances by RMB105,087 and RMB254,677, respectively, which is now separately presented on the balance sheet, increased current prepayments and other assets by RMB18, increased non-current prepayments and other assets by RMB9,540, respectively, decreased current and non-current Intangible assets balances by RMB51,942 and RMB306,521, respectively, decreased property and equipment by RMB37,633, decreased deferred tax assets by RMB2,291, decreased deferred tax liabilities by RMB2,632, and increased accumulated deficit by RMB26,433.

For the year ended December 31, 2013, the revision of the accounting treatment increased cost of revenues, product development expenses, sales and marketing expenses, general and administrative expenses by RMB4,117, RMB6,566, RMB10,140, and RMB5,951, respectively, decreased income tax expenses by RMB341 and increased net loss by RMB26,433. The effects of the revision of the accounting treatment on our statement of comprehensive loss for the year ended December 31, 2013 was primarily due to the methodology used in evaluating the recoverability of the licensed copyrights, and the sequence in which the evaluation of recoverability is performed between licensed copyrights and other long-lived assets. Before the restatement, in 2013, we originally recognized an impairment charge of RMB96,071 in accordance with ASC 360, whereby the total impairment charge was measured as the difference between the fair value and carrying value of the asset group, and allocated the charge amongst the various long-lived assets in the asset group based on their relative carrying values, including licensed copyrights. In accordance with ASC 920, we first evaluated recoverability of licensed copyrights based on estimated net realizable value, and determined there was no impairment of licensed copyrights in 2013. We then proceeded with the impairment evaluation of its other long-lived assets in accordance with ASC 360, whereby the total impairment charge of RMB107,326 was allocated to the respective assets in the asset group, other than licensed copyrights which are outside the scope of ASC 360. The additional RMB11,255 increase in impairment charges in 2013 was due to the fact that while the fair value of the asset group subject to the impairment assessment remained the same, there was an increase in the carrying value of the asset group from the recognition of licensed copyrights that were swapped-in at fair value (see Note 3 “Accounting for Nonmonetary Exchanges of Licensed Copyrights”).  Furthermore, as a result of the revised carrying values of our licensed copyrights and other long-lived assets, adjustments to the corresponding amortization and depreciation charges were also made.

For the year ended December 31, 2012, the revision of the accounting treatment did not result in any adjustments to our statement of comprehensive loss.  The revision of the accounting treatment also did not result in any adjustments to our opening accumulated deficit as of January 1, 2012.

Accounting for Nonmonetary Exchanges of Licensed Copyrights (“Barter Transactions”)

We often acquire exclusive licensed copyrights of content, which includes a broadcasting right and a right to sublicense to third parties.  From time to time, as part of the sublicensing right acquired, we enter into non-monetary exchanges of the underlying content with other online video companies. We had previously accounted for nonmonetary exchanges at the carrying values of the sublicensing rights given up, which is nil, with no resulting gain or loss being recognized. Upon further evaluation of ASC 845, Nonmonetary Transactions, we determined that it did not meet the inventory exception to fair value accounting contained therein, and accordingly, these barter transactions should be accounted for at fair value.  The key effects of applying fair value accounting to these barter transactions resulted in the recognition of (i) sublicensing revenues upon the exchange, and (ii) the corresponding licensed copyrights that are swapped-in from these transactions, along with their subsequent amortization, all of which were not previously reflected in our consolidated financial statements.  In addition, we had previously amortized the exclusive licensed copyrights entirely using an accelerated method based on historical viewership consumption pattern in accordance with ASC 920, whereas it now amortizes the two underlying rights separately - the sublicensing right using the individual-film-forecast-computation method in accordance with ASC 926,  Entertainment-Films (“ASC 926”), and the broadcasting right using an accelerated method based on historical viewership consumption pattern in accordance with ASC 920 (see Note 3—Licensed copyrights, net, of our consolidated financial statements included elsewhere in this annual report on Form 20-F).

As of December 31, 2013, the revision in accounting treatment increased our current and non-current licensed copyrights balances by RMB2,621 and RMB4,553, respectively, increased current prepayments and other assets by RMB8,958, increased advances from customers and deferred revenue by RMB1,661, and decreased accumulated deficit by RMB14,471.

For the year ended December 31, 2013, the revision of the accounting treatment increased our net revenues and cost of revenues by RMB40,510 and RMB47,077, respectively,  and net loss increased by RMB6,567. For the year ended December 31, 2012, the revision of the accounting treatment increased net revenues and cost of revenues by RMB114,227 and RMB92,473, respectively, and net loss decreased by RMB21,754.

As of December 31, 2012, the revision of the accounting treatment resulted in a decrease to accumulated deficit of RMB21,038. For historical periods prior to 2012, the revision of the accounting treatment resulted in an increase to our opening accumulated deficit as of January 1, 2012 of RMB716.

Other Adjustments

Along with the restatement of our consolidated financial statements to revise for the accounting treatment discussed above, we have recorded adjustments for certain previously identified immaterial accounting errors related to the periods presented. When these financial statements were originally issued, we assessed their impact and concluded that they were not material to the consolidated financial statements for the years ended December 31, 2012 and 2013, respectively. However, in conjunction with the need to restate our consolidated financial statements as mentioned above, we have determined that it would be appropriate to make adjustments for such previously unrecorded adjustments.

For more information about the restatement and the related adjustments, see Note 2. “RESTATEMENT OF PREVIOUSLY REPORTED CONSOLIDATED FINANCIAL STATEMENTS” of our consolidated financial statements included elsewhere in this annual report on Form 20-F. The combined impact of all adjustments to the applicable line items in our consolidated financial statements for the periods presented are provided in the tables included in this Note 2.

Our shareholders should no longer rely on our financial statements previously included in our historical filings of annual reports on Form 20-F, to the extent relevant to the restatement herein.

The newly adopted accounting policies mentioned above were adopted and consistently applied to our consolidated financial statements as of and for the year ended December 31, 2014 and related disclosures.

In connection with the restatement, our management has considered our assessment of the effectiveness of our disclosure controls and procedures and internal control over financial reporting. Our management has concluded that, due to a deficiency in the controls with respect to the appropriate application of U.S. generally accepted accounting principles (“U.S. GAAP”) related to the accounting of its licensed copyrights and nonmonetary copyright exchanges, a material weakness exists in our internal control over financial reporting and, as a result, as of December 31, 2014, our internal control over financial reporting and disclosure controls and procedures were not effective. This deficiency relates only to the misapplication of U.S. GAAP as described above. For a discussion of management’s consideration of our company’s disclosure controls and procedures and the material weakness we identified, see “Item 3. Key Information — D. Risk Factors — If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which may cause our investors to lose confidence in our company, and the market price of our ADSs may be adversely affected.” and “Item 15. Controls and Procedures” included in this annual report on Form 20-F.

The following items in this annual report on Form 20-F contain financial information that have been amended principally as a result of, and to reflect, the restatement of our consolidated financial statements:

Part I, Item 3. Key Information — A. Selected Financial Data

Part I, Item 5. Operating and Financial Review and Prospects

Part II, Item 15. Controls and Procedures

Part II, Item 18. Financial Statements

The restatement of our consolidated financial statements reflected in this annual report on Form 20-F shall not be deemed an admission that the historical annual reports on Form 20-F, when filed, included any untrue statement of a material fact or omitted to state a material fact necessary to make a statement not misleading.

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, in this annual report on Form 20-F:

•             “ADSs” refers to our American depositary shares, each of which represents 18 Class A ordinary shares;

•             “we,” “us,” “our company,” “our,” or “Youku Tudou” refer to Youku Tudou Inc., its subsidiaries and consolidated affiliated entities;

•             “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

•             “commissions earned by third-party advertising agencies” means the estimated amount of commissions earned by advertising agencies that purchase our services;

•             “daily mobile views” means the number of visitors to a specific website within a particular day through  different mobile devices. An individual who accesses our websites from more than one IP address is counted as a view for each IP address he or she uses. The subsequent visits from an individual who accesses our websites through different mobile devices that have one IP address is counted by number of visits instead of IP address;

•             “monthly unique visitors” means the number of unique visitors to a specific website within a given month. No subsequent visits from the same IP address during an applicable period are added to the count of total unique visitors for that period. An individual who accesses our websites from more than one IP address is counted as a unique visitor for each IP address he or she uses. An individual who accesses our websites through different devices that have one IP address is counted as one unique visitor;

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

PART I.

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                        KEY INFORMATION

A                                       Selected Financial Data (Restated)

Selected Consolidated Financial Data

The following selected consolidated statements of comprehensive loss data for the three years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Our selected consolidated statements of comprehensive loss data for the years ended December 31, 2010 and 2011 and our selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report, and have been restated due to the revised accounting treatment for (I) licensed copyrights (II) non-monetory exchanges of licensed copyrights and (III) other adjustments, as described in “Explanatory Note”.

Our historical results do not necessarily indicate results expected for any future periods.

	Years Ended December 31,
	2010	2011	2012	2013	2014
	(As Restated)	(As Restated)	(As Restated)	(As Restated)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for number of shares, ADSs, per share and per ADS information)
Consolidated Statements of Comprehensive Loss Data:
Net revenues (1)	387,097	917,635	1,909,802	3,068,994	4,223,394	680,688
Cost of revenues (2)	(352,357)	(716,400)	(1,592,009)	(2,524,979)	(3,399,697)	(547,932)
Gross profit	34,740	201,235	317,793	544,015	823,697	132,756
Operating expenses (2)
Sales and marketing	(130,238)	(230,475)	(363,707)	(691,148)	(1,027,508)	(165,604)
Product development	(31,287)	(72,573)	(172,885)	(284,581)	(413,822)	(66,696)
General and administrative	(28,957)	(80,529)	(238,112)	(267,721)	(250,726)	(40,410)
Total operating expenses	(190,482)	(383,577)	(774,704)	(1,243,450)	(1,692,056)	(272,710)
Government grant income	—	—	10,119	25,489	22,631	3,647
Loss from operations	(155,742)	(182,342)	(446,792)	(673,946)	(845,728)	(136,307)
Interest income	1,170	23,693	45,478	29,972	61,330	9,885
Interest expense	(7,440)	(6,825)	(3,989)	(545)	—	—
Change in fair value of derivative financial liabilities and warrant liability	(44,268)	—	—	—	—	—
Share of net loss of equity investee	—	—	—	—	(840)	(135)
Other income (loss), net	69	38,591	(904)	45,084	(461)	(74)
Loss before income taxes	(206,211)	(126,883)	(406,207)	(599,435)	(785,699)	(126,631)
Income tax benefit (expense)	—	—	3,416	(673)	(51,827)	(8,353)
Net loss	(206,211)	(126,883)	(402,791)	(600,108)	(837,526)	(134,984)
Net loss per share:
Basic	(0.44)	(0.06)	(0.17)	(0.20)	(0.25)	(0.04)
Diluted	(0.44)	(0.06)	(0.17)	(0.20)	(0.25)	(0.04)
Net loss per ADS (3):
Basic	(7.96)	(1.15)	(3.04)	(3.62)	(4.44)	(0.71)
Diluted	(7.96)	(1.15)	(3.04)	(3.62)	(4.44)	(0.71)
Shares used in computation, basic and diluted:	466,340,541	1,992,923,515	2,386,474,188	2,986,223,088	3,398,404,551	3,398,404,551
ADSs used in computation, basic and diluted:	25,907,808	110,717,973	132,581,899	165,901,282	188,800,252	188,800,252

(1)                                 Net revenues are presented net of commissions earned by third-party advertising agencies as set forth below:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	86,602	180,644	442,663	584,978	767,499	123,698

(2)                                 Including share-based compensation expenses as set forth below:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Allocation of Share-based Compensation Expenses
Cost of revenues	918	3,894	12,751	32,110	49,291	7,944
Sales and marketing	5,954	14,196	28,741	50,712	100,084	16,131
Product development	3,049	12,233	26,157	38,400	71,713	11,558
General and administrative	2,069	17,171	50,569	67,136	89,249	14,384

Total	11,990	47,494	118,218	188,358	310,337	50,017

(3)                                 Each ADS represents 18 Class A ordinary shares.

The following table presents a summary of our selected consolidated balance sheet data as of December 31, 2010, 2011, 2012, 2013 and 2014:

	As of December 31,
	2010	2011	2012	2013	2014
	(As Restated)	(As Restated)	(As Restated)	(As Restated)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	1,811,423	2,292,538	1,655,857	1,764,221	3,820,742	615,792
Restricted cash	—	—	9,003	2,679	617,586	99,537
Short-term investments	—	1,400,858	2,110,073	1,409,439	4,021,199	648,100
Total current assets	2,066,559	4,165,660	4,842,817	4,750,906	10,644,642	1,715,605
Total assets	2,189,343	4,682,036	10,827,513	10,557,023	17,081,261	2,752,999
Total current liabilities	261,065	470,193	1,205,676	1,351,273	2,767,367	446,019
Total liabilities	279,520	477,575	1,449,602	1,572,230	2,987,545	481,505
Total shareholders’ equity	1,909,823	4,204,461	9,377,911	8,984,793	14,093,716	2,271,494

Exchange Rate Information

Substantially all of our operations are conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of RMB into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 24, 2015, the noon buying rate was RMB6.1930 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. Dollar)
2010	6.6000	6.7696	6.8330	6.6000
2011	6.2939	6.4630	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 24)	6.1930	6.2000	6.2152	6.1927

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

We incurred net losses since our inception, including net losses in the amount of RMB402.8 million, RMB600.1 million and RMB837.5million (US$135.0million) in 2012, 2013 and 2014, respectively, primarily due to significant bandwidth and content costs, and capital expenditures required to ramp up our business and operations.  Our net losses increased from 2013 to 2014 primarily due to increased investment in bandwidth, content and capital expenditures. Our ability to achieve profitability is affected by various factors, many of which are beyond our control. For example, our revenues and profitability depend on the continuous development of the online advertising industry in China and brand advertisers’ allocation of more budgets to online video websites and mobile apps. We cannot assure you that online advertising, as a relatively new marketing channel, will become more widely accepted in China or that the advertisers will increase their spending on online video websites and mobile apps. The procurement of bandwidth and content has historically accounted for the majority of our cost of revenues. Although we expect our bandwidth and content costs as a percentage of net revenues to decrease over time, we expect our bandwidth and content costs to increase on an absolute basis as traffic to our websites grow, users of our mobile apps increase, the resolution of our videos increases and as we acquire more content to enrich user experience. If we cannot successfully offset our increased bandwidth and content costs with an increase in net revenues, our financial condition and results of operations could be materially and adversely affected. Therefore, although we expect our net loss to decrease as a percentage of our total net revenues in the foreseeable future, we may continue to incur net losses in the future due to our continued investments in bandwidth, content and technology. We may also continue to incur net losses in the future due to changes in the macroeconomic and regulatory environment, competitive dynamics and our inability to respond to these changes in a timely and effective manner.

We generate substantially all of our revenues from online advertising. If we fail to retain existing advertisers or attract new advertisers to advertise on our websites or if we are unable to collect accounts receivable from the advertisers or advertising agencies in a timely manner, our financial condition, results of operations and prospects may be materially and adversely affected.

We generate a majority of our revenues from online advertising. We retain existing advertisers and attract new advertisers by maximizing return on their investment. On our Youku platform, 52% of our brand advertisers in 2013 remained as our advertisers in 2014. However, we cannot assure you that we will continue to maintain similar retention rates in the future, attract new advertisers continuously or be able to retain our advertisers at all. If our advertisers determine that their expenditures on online video websites and mobile apps do not generate expected returns, they may allocate a portion or all of their advertising budgets to traditional advertising channels such as television, newspapers and magazines or new Internet channels such as e-commerce or social media websites, and reduce or discontinue business with us. Since most of our advertisers are not bound by long-term contracts, they may amend or terminate advertising arrangements with us easily without incurring liabilities. Failure to retain existing advertisers or attract new advertisers to advertise on our websites may materially and adversely affect our business, financial condition, results of operations and prospects.

Substantially all of our online advertising agreements are entered into with various third-party advertising agencies. In China’s advertising industry, advertising agencies typically have good relationships and maintain longer periods of cooperation with the brand advertisers they represent. Therefore, we strategically leverage advertising agencies’ relationships and network resources to increase our sales and expand our customer base. We generally enter into advertising contracts with third-party advertising agencies, which represent advertisers, even if we have direct contact with such advertisers.As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our advertisers. In consideration for the third-party advertising agencies’ services, we pay them commissions based on the volume of business they bring to us. The financial soundness of our advertisers and advertising agencies may affect our collection of accounts receivable. We make a credit assessment of the advertiser and advertising agency to evaluate the collectibility of the advertising service fees before entering into an advertising contract. However, we cannot assure you that we are or will be able to accurately assess the creditworthiness of each advertiser or advertising agency, and any inability of advertisers or advertising agencies to pay us in a timely manner may adversely affect our liquidity and cash flows. In addition, there has been some consolidation in China’s online advertising market. If this trend continues, a small number of large advertising agencies may be in a position to demand higher commission for advertising agency services, which could reduce our gross margin.

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

Achieving the anticipated benefits of acquisitions or business combinations will depend in part upon our ability to integrate these businesses in an efficient and effective manner. The integration of companies that have previously operated independently may result in significant challenges in various respects, and we may be unable to accomplish the integration or achieve the synergy effects successfully. In particular, the efficient coordination of similar organizations with differences in corporate cultures and management philosophies may increase the difficulties of integration. The integration of acquired businesses has involved, and may continue to require, the dedication of significant management resources, which may distract our management’s attention from the day-to-day operations. In addition, the process of integrating operations may cause an interruption of, or loss of momentum in, the activities of one or more of our businesses and the loss of key personnel from us or the acquired or combined businesses. Further, employee uncertainty and lack of focus during the integration process may disrupt our businesses or the acquired businesses.

Increases in market prices for professionally produced content may have an adverse effect on our business, financial condition and results of operations.

A majority of our user traffic is attributable to professionally produced content. The market prices for professionally produced content, especially television serial dramas and movies, have increased significantly in China during the past few years.Due to the improving monetization perspective of online video advertising, online video websites are generating more revenues and are competing aggressively to license popular television serial dramas and movies, and the increasingly intense content bidding process has in turn led to increases in license fees of professionally produced content in general. In addition, as the market develops, the expectations of copyright owners, distributors and industry associations may continue to rise, and as such they may demand higher licensing fees for professionally produced content. Furthermore, with the expansion of our content library, we expect the costs for professionally produced content to continue to increase. If we are unable to generate sufficient revenues to outpace the increase in market prices for professionally produced content, we may incur more losses and our business, financial condition and results of operations may be adversely affected.

We operate in a capital intensive industry and require a significant amount of cash to fund our operations and content, technology and bandwidth acquisitions. If we cannot obtain sufficient capital, our business, financial condition and prospects may be materially and adversely affected.

The operation of an online video business requires significant capital expenditures as well as continuous, substantial investment in content, technology and infrastructure. We believe the cash we received from our previous public offerings of equity securities, the short-term bank loans that we obtain from time to time in the ordinary course of business and the anticipated cash flows from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. However, in order to implement our development strategies to expand our infrastructure and optimize our services across Internet-enabled devices, and further expand and diversify our revenue sources, we may incur additional capital needs in the future. We may obtain additional financing, including further equity offerings or debt financing in capital markets, to fund the operation and expansion of our online video business. Our ability to obtain additional financing in the future, however, is subject to a number of uncertainties, including:

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

To the extent that PRC regulatory authorities find any content displayed on our websites objectionable, they may require us to limit or eliminate the dissemination of such content on our websites in the form of take-down orders or otherwise. In the past, we have from time to time received phone calls and written notices from the relevant PRC regulatory authorities requesting us to delete certain content that the government deemed inappropriate or sensitive. The General Administration of Press and Publication, Radio, Film and Television, or the GAPPRFT, formerly known as the State Administration of Radio, Film and Television, or SARFT, publishes from time to time lists of content that is objectionable, and our contract employees who work on content screening continuously monitor user-uploaded content and remove those mentioned on the list. In addition, regulatory authorities may impose penalties on us based on content displayed on or linked to our websites in cases of material violations, including a revocation of our operating licenses or a suspension or shutdown of our online operations. Although we have not been materially penalized for objectionable content so far, in the event that the PRC regulatory authorities find the video content on our websites objectionable and impose penalties on us or take other administrative actions against us in the future, our business, results of operations and reputation may be materially and adversely affected. Moreover, the costs of compliance with these regulations may continue to increase as a result of more content uploaded by our increasing number of users.

In addition, we operate our websites throughour consolidated affiliated entities, and our ability to comply with laws and regulations described above depends in large part on the experience and skills of, and our control over, the management of those onsolidated affiliated entities. Our control over the management and operations of our consolidated affiliated entities through contractual arrangements may not be as effective as that through direct ownership. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

We have been, and may continue to be, subject to liabilities for infringement of third-party intellectual property rights or other allegations based on the content available on our websites or services we provide.

We have been involved in litigation based on allegations of infringement of third-party copyright and other rights, such as privacy and image rights, due to the content available on our websites. We were subject to a total of 334, 258 and 1,160 lawsuits in China for alleged copyright infringement in 2012, 2013 and 2014, respectively, in connection with our Youku platform. Approximately 74% of the lawsuits filed from 2011 through December 31, 2014 in connection with the Youku platform were rejected by relevant PRC courts, withdrawn by the plaintiffs or settled by the parties. Since our combination with Tudou, we assumed and were subject to a total of 274 and nil lawsuits in China in 2013 and 2014, respectively, for alleged copyright infringement in connection with the Tudou platform. As of December 31, 2014, we accrued RMB9.4 million (US$1.5 million) in expenses and other liabilities based on judgments by court and out-of-court settlements. We have implemented internal procedures to review videos uploaded by our users and remove any infringing video promptly after we receive infringement notification from the legitimate rights owner claiming that their rights are infringed by a video on our website. See “Item 4. Information on the Company—B. Business Overview—Content Monitoring and Copyright Protection” for more details relating to our content monitoring procedures. Due to the significant number of videos uploaded by users, we may not be able to identify all content that may infringe on third-party rights. Moreover, some rights owners may not send us a notice before bringing a lawsuit against us. Thus, our failure to identify unauthorized videos posted on our website has subjected us to, and may continue to subject us to, claims of infringement on third-party intellectual property rights or other rights. In addition, we may be subject to administrative actions brought by the National Copyright Administration of the PRC or its local branches for alleged copyright infringement.

Although we have not been subject to claims or lawsuits with respect to copyright infringement outside China, we cannot assure you that we will not become subject to copyright laws in other jurisdictions, such as the United States, by virtue of our ADSs being listed on the NYSE, the ability of users to access our videos in the United States and other jurisdictions, the ownership of our ADSs by investors in the United States and other jurisdictions, the extraterritorial application of foreign law by foreign courts or otherwise. In addition, as a publicly listed company, we may be exposed to increased risk of litigation. If a claim of infringement brought against us in the United States or other jurisdictions is successful, we may be required to, upon enforcement, (i) pay substantial statutory or other damages and fines, (ii) remove relevant content from our websites or (iii) enter into royalty or license agreements which may not be available on commercially reasonable terms or at all.

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

In addition, we operate our websites through our consolidated affiliated entities and our ability to monitor content as described above depends in large part on the experience and skills of, and our control over, the management of those consolidated affiliated entities. Our control over the management and operations of our consolidated affiliated entities through contractual arrangements may not be as effective as that through direct ownership. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

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

In addition, we operate our websites through our consolidated affiliated entities and our ability to comply with laws and regulations described above depends in large part on the experience and skills of, and our control over, the management of those consolidated affiliated entities. Our control over the management and operations of our consolidated affiliated entities through contractual arrangements may not be as effective as that through direct ownership. See “—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.”

Ineffective implementation of separation of our advertising sales and regulatory compliance functions may result in insufficient supervision over the content of advertisements shown on our websites and may subject us to penalties or administrative actions.

We keep our advertising sales function separate from our team in charge of government compliance to address the potential conflicts between our compliance with relevant PRC advertising laws and regulations and advertising business, where we derive substantially all of our revenues. Before a sale is confirmed and the relevant advertisements are publicly posted on our websites, our account execution personnel, which is a separate back-office team that does not interface directly with advertisers, are required to review all advertising materials, including video commercials, flashes and pictures, to ensure there is no racial, violent, pornographic or any other improper content. They will request the advertiser to provide proof of governmental approval if the advertisement is subject to special governmental review and such process is designed to enhance our regulatory compliance efforts. However, in the event that the separation of advertising sales and regulatory compliance functions is not effectively implemented, the content of our advertisements may not be in full compliance with applicable laws and regulations. Although we have not been subject to any penalties for the three years ended December 31, 2012, 2013 and 2014, and have not been subject to any administrative actions in the past for the advertisements shown on our websites, if we are found to be in violation of applicable laws and regulations in the future, we may be subject to penalties and our reputation may be harmed. This may have a material and adverse effect on our business, financial condition and results of operations.

Changes in government policies or regulations may have a material and adverse effect on our business, financial condition and results of operations.

Our online video business is subject to strict government regulations in the PRC. Under the current PRC regulatory scheme, a number of regulatory agencies, including the GAPPRFT, Ministry of Culture, Ministry of Industry and Information Technology, or MIIT, and the State Council Information Office, or SCIO, jointly regulate all major aspects of the Internet industry, including the online video industry. Operators must obtain various government approvals and licenses, including an Internet content provider license, or ICP license, and an Internet audio/video program transmission license, prior to the commencement of online video operations. We have obtained the licenses and permits essential for our business operations. We have obtained the ICP license, the Internet audio/video program transmission license and a permit from the Beijing Drug Administration to post approved non-prescription drug advertisements on our websites. We have obtained the mobile virtual network operator license, or MVNO license, issued by MIIT in 2014 and reached an agreement with China Unicom as required by the qualification process of MVNO license. We are in the process of applying for the approval from the SCIO to publish news on our websites or disseminate news through the Internet. We currently operate a current events channel on our websites which includes audio/video content relating to current topics and social events. We have made oral inquiries with the SCIO, and were orally informed that such operations do not violate the regulations on Internet news publication. If the PRC government finds that we were operating without the proper licenses or approvals, promulgates new laws and regulations that require additional licenses or imposes additional restrictions on the operation of online video businesses and/or mobile and web-based subscription services, the PRC government has the power to, among other things, levy fines, confiscate our income or the income of our affiliates, revoke our business licenses or the business licenses of our affiliates, and require us to discontinue or impose restrictions on the affected portion or our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. For example, in smart television and Over-the-Top, or OTT, market, only seven qualified license holders can provide the Internet audio and visual program service to the TV terminal users via smart televisions, OTT devices, set-top boxes and other electronic products. Most of those license holders are radio or TV stations. Private companies that wish to operate such business need to cooperate with those license holders to legally provide relevant services. However, as smart television and OTT market is an emerging market in China and GAPPRFT used to keep silent with respect to the non-compliance phenomenons in the market, a number of disqualified service providers also actively operated this business in the past few years. We began to implement our smart television and OTT strategy in the second half of 2013. As of April 2014, we have entered into strategic arrangements with most of the leading smart television and OTT devices manufacturers in China to pre-install Youku Tudou App in their devices. However, since June 2014, GAPPRFT has been implementing a series of measures targeting at the smart television and OTT market and mandated removal of online video app developed by a number of online video companies, including us, from the smart television and OTT devices. In addition, the PRC government may promulgate regulations restricting the types and content of advertisements that may be transmitted online, which could have a direct adverse impact on our business.

Any lack of requisite permits for any of our online video content may expose us to regulatory sanctions.

In 2009, SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must be in compliance with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT and distributors of these movies and television shows must obtain an applicable permit before releasing any movie or television show. In September 2014, GAPPRFT reiterated that all the foreign TV dramas and films published to the public via Internet must obtain their respective permit. In addition, all the foreign TV dramas and films published to the public via Internet by competent license holders must be registered with competent local counterparts of GAPPRFT before March 31, 2015 and all un-registered TV dramas and films will be prohibited from broadcasting via Internet from April 1, 2015.

We rely on written representations from the content providers regarding the SARFT/GAPPRFT approval status of the content licensed to us. Under our content licensing agreements, the content providers generally represent and warrant that (i) the content they provide has legitimate copyright or authorization, and they are entitled to grant us the rights of communication through information networks; (ii) the content itself as well as the authorization or rights granted to us neither breach any applicable laws, regulations or public morals, nor impair any third party rights; and (iii) that they will indemnify us for any loss resulting from both the non-compliance of such content with the law and claims from third parties. However, we cannot guarantee that the remedies provided by these content providers, if any, will be sufficient to compensate us for potential regulatory sanctions imposed by the GAPPRFT due to violations of the approval and permit requirements. Nor can we ensure that any such sanctions will not adversely affect either the general availability of video content on our websites or our reputation. In addition, such risks may persist due to ambiguities and uncertainties relating to the implementation and enforcement of this notice.

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

We face significant competition, primarily from other online video websites in China, such as iQiyi.com, as well as from major Chinese Internet portals which provide online video products, such as Tencent and Sohu. We compete for both users and advertisers. Some of our competitors have a longer operating history and significantly greater financial resources than we do, and, in turn, may be able to attract and retain more users and advertisers. Our competitors may compete with us in a variety of ways, including by obtaining exclusive online distribution rights for popular content, conducting brand promotions and other marketing activities, and making acquisitions. Despite our business combination with Tudou, who used to be our competitor, we expect the competition with the other competitors to continue. In addition, certain online video websites may continue to derive their revenues from providing content that infringes third-party copyright and may not monitor their websites for any such infringing content. As a result, we may be placed at a disadvantage to some of these websites that do not incur similar costs as we do with respect to content acquisition and content monitoring. If any of our competitors achieves greater market acceptance than we do or are able to offer more attractive online video content, our user traffic may decrease and our market share may decrease, which may result in a loss of advertisers and have a material and adverse effect on our business, financial condition and results of operations.

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

We believe that maintaining and enhancing our Youku 优酷 brand and Tudou 土豆 brand is of significant importance to the success of our business. Our well-recognized brands are critical to increasing our user base and, in turn, enhancing our attractiveness to advertisers. Since the online video market is highly competitive, maintaining and enhancing our brands depends largely on our ability to remain the market leader in China, which may be difficult and expensive.

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

The online video industry is rapidly evolving and subject to continuous technological changes. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from the technological developments. For example, the development of broadband enabled the enjoyment of high definition videos online. In addition, the number of people accessing the Internet via devices other than personal computers, including mobile phones and other hand-held devices, has increased in recent years and we expect this trend to continue while 3G, 4G and more advanced mobile communications technologies are broadly adopted. As we make our services available across a variety of mobile operating systems and devices, we are dependent on the interoperability of our services with popular mobile devices and mobile operating systems that we do not control, such as Android, iOS and Windows. Any changes in such mobile operating systems or devices that degrade the functionality of our services or give preferential treatment to competitive services could adversely affect usage of our services. Further, if the number of platforms for which we develop our services increases, which is typically seen in a dynamic and fragmented mobile services market such as China, it will result in an increase in our costs and expenses. If we fail to adapt our products and services to such changes in an effective and timely manner, we may suffer from decreased user traffic, which may result in a reduced number of advertisers using our online advertising services. Furthermore, changes in technologies may require substantial capital expenditures in product development as well as in modification of products, services or infrastructure. We may not execute our business strategies successfully due to a variety of reasons such as technical hurdles, misunderstanding or erroneous prediction of market demand or lack of necessary resources. Failure to keep up with technological development may result in our products and services being less attractive, which, in turn, may materially and adversely affect our business, results of operations and prospects.

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

We have experienced rapid growth since we commenced our online video business in 2006. According to iResearch, the number of our monthly unique visitors from homes and offices was approximately 50 million in December 2007. In December 2014, our monthly unique visitors from home and office PC users amounted to approximately 256 million and 169 million for Youku platform and Tudou platform, respectively. The daily mobile views on both platforms reached 900 million in 2014. In addition, the number of our employees grew rapidly from 100 as of December 31, 2007 to 2,797 as of December 31, 2014 (exclusive of our approximately 874 contract employee working on content files screening, copyright checking, source file acquisition and editing). To manage the further expansion of our business and the growth of our operations and personnel, we need to continuously expand and enhance our infrastructure and technology, and improve our operational and financial systems, procedures and controls. We also need to expand, train and manage our growing employee base. In addition, our management will be required to maintain and expand our relationships with content providers, advertisers, advertising agencies and other third parties. We cannot assure you that our current infrastructure, systems, procedures and controls will be adequate to support our expanding operations. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected.

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

Our reputation and the trading price of our ADSs may be negatively affected by adverse publicity, lawsuits or other detrimental conduct against us.

Adverse publicity concerning our failure or perceived failure to comply with legal and regulatory requirements, alleged accounting or financial reporting irregularities, regulatory scrutiny and further regulatory action or litigation could harm our reputation and cause the trading price of our ADSs to decline and fluctuate significantly. For example, after we issued a press release on March 19, 2015 disclosing that we received and responded to accounting treatment-related comments and queries from the U.S. Securities & Exchange Commission, or the SEC, in connection with its routine review of our annual report on Form 20-F for the fiscal year ended December 31, 2013, the trading price of our ADSs declined sharply and subsequently, we received numerous investor inquiries. The negative publicity and the resulting decline of the trading price of our ADSs also led to the filing of several shareholder class action lawsuits against us and some of our current and former senior executive officers. Plaintiffs allege that we made various misstatements and omissions regarding our business and financial information to the investing public, in violation of the federal securities laws. We believe these complaints lack merit. However, the confidence of our current or potential investors as well as our reputation may be adversely affected, which may cause fluctuation of the trading price of our ADSs.

We may continue to be the target of adverse publicity and other detrimental conduct against us. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, revenues and regulatory compliance. Additionally, allegations against us may be posted on the internet by any person or entity which identifies itself or on an anonymous basis. We may be subject to government or regulatory investigation or inquiries as a result of such third-party conduct and may be required to incur significant time and substantial costs to defend ourselves, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be negatively affected as a result of the public dissemination of allegations or malicious statements about us, which in turn may materially and adversely affect the trading price of our ADSs.

We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings—Litigation,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

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

The global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve and the economic slowdown in the Eurozone in 2014. It is unclear how the European sovereign debt crisis or the Chinese economic slowdown will progress in 2015 and beyond. There have been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil and other markets, and over the possibility of a war involving Ukraine. Economic conditions in China are sensitive to global economic conditions. Our business and operations are primarily based in China and the majority of our revenues are derived from our operations in China. Accordingly, our financial results have been, and are expected to continue to be, affected by the economy and online video industry in China. Although the economy in China has grown significantly in the past decades, any severe or prolonged slowdown in the global and/or Chinese economy could reduce expenditures for travel, which in turn may adversely affect our operating results and financial condition. The Chinese economy has slowed down in recent years. According to the National Bureau of Statistics of China, in 2014, China’s gross domestic product was 7.4% and it is unclear how the economy will fare in 2015 and beyond. Since we derive the majority of our revenues from online video business in China, any severe or prolonged slowdown in the global and/or Chinese economy or the recurrence of any financial disruptions may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

The continuing and collaborative efforts of our senior management and key employees are crucial to our success, and our business may be harmed if we lose their services.

Our success depends on the continuous efforts and services of our senior management, especially the executive officers set out in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” of this annual report. We have not experienced significant attrition of our senior management team since we were established.If, however, one or more of our executives or other key personnel are unable or unwilling to continue to provide services to us, we may not be able to find suitable replacements easily or at all. Competition for management and key personnel is intense and the pool of qualified candidates is limited. We may not be able to retain the services of our executives or key personnel, or attract and retain experienced executives or key personnel in the future. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose advertisers, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement with us, which contains non-compete provisions. However, if any dispute arises between us and our executives or key employees, these agreements may not be enforceable in China, where these executives and key employees reside, in light of uncertainties with China’s legal system. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

Our operations depend on the performance of the Internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the Internet infrastructure and telecommunications networks in China. Almost all access to the Internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s Internet infrastructure or the telecommunications networks provided by telecommunications service providers.Our websites regularly serve a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our websites. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and Internet services rise significantly, our results of operations may be materially and adversely affected. If Internet access fees or other charges to Internet users increase, our user traffic may decline and our business may be harmed. Moreover, the agreements we have entered into with domestic telecommunications carriers to host our servers typically have terms of approximately one year and are renewable subject to early termination. If we are not able to renew such hosting services agreements with the telecommunications carriers when they expire and are not able to enter into agreements with alternative carriers at commercially reasonable terms or at all, the quality and stability of our services may be adversely affected.

We have granted, and may continue to grant, share-based awards to our personnel, employees and advisors, which may result in increased share-based compensation expenses.

We adopted a stock option scheme, or the 2006 Plan, on December 1, 2005, which was amended on March 26, 2007, June 20, 2008, December 16, 2009 and September 9, 2010. In November 2010, we adopted our 2010 Share Incentive Plan. The 2010 Share Incentive Plan was amended and restated on September 25, 2012 as Youku Tudou Inc. Share Incentive Plan, or the Youku Tudou Plan, to give effect to the merger with Tudou which resulted in Tudou becoming a wholly-owned subsidiary of us, and it permits the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units.  In October 2014, we adopted our 2014 Share Incentive Plan, or the 2014 Plan, which permits the grant of, among other things, options to purchase our Class A ordinary shares, restricted shares and restricted share units. As of March 31, 2015, options to purchase a total of 88,899,984 Class A ordinary shares and restricted share units to acquire a total of 73,845,954 Class A ordinary shares were outstanding under our share incentive plans. See “Item 6. Director, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans” for detailed discussion. For the years ended December 31, 2012, 2013 and 2014, we recorded RMB118.2 million, RMB188.4 million and RMB310.3 million (US$50.0 million), respectively, in share-based compensation expenses. We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We identified one material weakness in our internal control over financial reporting and cannot assure you that such material weakness will be remediated or additional material weakness will not be identified in the future.  Our failure to maintain an effective system of internal control over financial reporting could result in material misstatement in our financial statements report or provide financial information in a timely manner, which may cause our investors to lose confidence in our reported financial information, and the market price of our ADSs may be adversely affected.

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

In connection with management’s assessment of the effectiveness of our internal control over financial reporting for the period covered by this annual report, our management has identified one material weakness in our internal control over financial reporting and has concluded that as of December 31, 2014, our disclosure controls and procedures and our internal control over financial reporting were not effective. Our independent registered public accounting firm has expressed that we have not maintained effective internal control over financial reporting as of December 31, 2014. See “Item 15 — Controls and Procedures.” A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified by our management was related to the appropriate application of U.S. generally accepted accounting principles related to (i) licensed copyrights and (ii) non-monetary exchanges of licensed copyrights. This material weakness resulted in the restatement of our consolidated financial statements as of December 31, 2013 and 2012 and for the two years in the period ended December 31, 2013.

Despite our ongoing efforts to remediate this material weakness and ensure the integrity of our financial reporting process, we cannot assure you that the material weakness identified in our internal control over financial reporting would be successfully remediated. Further, we cannot assure you that additional weakness in our internal control over financial reporting will not be identified in the future. Any failure to maintain existing controls or implement new controls would result in additional material weakness and cause us fail to meet our periodic reporting obligations which in turn could cause our shares to be de-listed or suspended from trading on the NYSE. Further, any such failure could result in material misstatements and adversely affect the results of annual management evaluations regarding the effectiveness of our internal control over financial reporting. Any of the foregoing could cause investors to lose confidence in our reported financial information, leading to a decline in our share price or lawsuits being filed against us by our shareholders or otherwise harm our reputation.   In addition, we may require more resources and incur more costs than currently expected to remediate our identified material weakness or any additional material weakness that may be identified in the future, which may adversely affect our results of operations.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in Internet business, including the provision of online video and online advertising services. Specifically, foreign ownership in an Internet content provider or other value-added telecommunication service providers may not exceed 50%. We conduct our operations in China principally through contractual arrangements among our wholly owned PRC subsidiaries, 1Verge Internet Technology (Beijing) Co., Ltd., or 1Verge Internet, and Reshuffle Technology (Shanghai) Co., Ltd., or Reshuffle Technology, and our significant consolidated affiliated entities in the PRC, namely, 1Verge Information Technology (Beijing) Co., Ltd., or 1Verge Information, and its subsidiary, Heyi Pictures Inc., or Heyi Pictures, Shanghai Quan Toodou Network Science and Technology Co., Ltd., or Quan Toodou, and its wholly owned subsidiary, Shanghai Quan Toodou Cultural Communication Co., Ltd., or Toodou Cultural, as well as Zhejiang Dongyang Tianshi Cultural Media Ltd., or Tianshi, and their respective shareholders. In December 2014, Reshuffle Technology transferred all its rights and obligations under the contractual arrangements with Quan Toodou and its shareholders to Chuanxian Technology (Shanghai) Co., Ltd., or Chuanxian Technology. 1Verge Information, Heyi Pictures, Quan Toodou and Toodou Cultural hold the licenses and permits necessary to conduct our online video, production and distribution of film and television programs, online advertising and related businesses in China. Our contractual arrangements with our consolidated affiliated entities and their respective shareholders enable us to exercise effective control over these entities and hence treat them as our consolidated affiliated entities and consolidate their results. For a detailed discussion of these contractual arrangements, see also “Item 4. Information on the Company—C. Organizational Structure.”We cannot assure you, however, that we will be able to enforce these contracts. Although in the opinion of our PRC counsel, TransAsia Lawyers, we are in compliance with current PRC regulations, we cannot assure you that the PRC government would agree that these contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. In or around September 2011, various media sources reported that the China Securities Regulatory Commission, or the CSRC, had prepared a report proposing pre-approval by a competent central government authority of offshore listings by China-based companies with variable interest entity structures, such as ours, that operate in industry sectors subject to foreign investment restrictions. However, it is unclear whether the CSRC officially issued or submitted such a report to a higher level government authority or what any such report provides, or whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If the PRC government determines that we do not comply with applicable laws and regulations, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, block our websites, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, or take other regulatory or enforcement actions against us that could be harmful to our business. The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.

We rely on contractual arrangements with our consolidated affiliated entities in China and their shareholders for our operations, which may not be as effective as direct ownership in providing operational control.

Since PRC laws restrict foreign equity ownership in companies engaged in online video, advertising and production of film and television programs businesses in China, we rely on contractual arrangements with our consolidated affiliated entities and their respective shareholders to operate our business in China. We operate our websites through 1Verge Information, Quan Toodou, and its wholly owned subsidiary, Toodou Cultural, as well as our consolidated affiliated entities, and our ability to comply with the PRC laws and regulations depends in large part on the experience and skills of, and our control over, the management of 1Verge Information and Quan Toodou. We rely on contractual arrangements with 1Verge Information and Quan Toodou and their shareholders to exercise control over the management and operations of 1Verge Information and Quan Toodou. These contractual arrangements may not be as effective in providing us with control over the consolidated affiliated entities as direct ownership. From a legal perspective, if our consolidated affiliated entities, any of their subsidiaries or any of their respective shareholders fails to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and spend other resources to enforce such arrangements, and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which could be time consuming and costly. If we had direct equity ownership of our consolidated affiliated entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of these entities, which in turn could effect changes at the management level, subject to any applicable fiduciary obligations. However, under the current contractual arrangements, we rely on our consolidated affiliated entities and their respective shareholders’ performance of their contractual obligations to exercise effective control.

Our contractual arrangements generally have a term of ten years with an automatic extension of successive ten years, which is subject to the unilateral termination rights of our company and our wholly owned subsidiaries, namely, 1Verge Internet and/or Chuanxian Technology, as applicable. In general, neither our consolidated affiliated entities nor their respective shareholders may terminate the contracts prior to the expiration date. However, the shareholders of our consolidated affiliated entities may not act in the best interests of our company or may not perform their obligations under these contracts, including the obligation to renew these contracts when their initial ten-year term expires. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated affiliated entities. We may replace the shareholders of our consolidated affiliated entities at any time pursuant to our contractual arrangements with them and their shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. See”—Any failure by our consolidated affiliated entities or their respective shareholders to perform their obligations under our contractual arrangements with them may have a material adverse effect on our business.” In the event we are unable to enforce these contractual arrangements, we may not be able to have the power to direct the activities that most significantly affect the economic performance of our consolidated affiliated entities and their subsidiaries, and our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of our consolidated affiliated entities and their subsidiaries into our consolidated financial statements in accordance with U.S. GAAP. Therefore, these contractual arrangements may not be as effective as direct ownership in providing us with control over these consolidated affiliated entities.

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

Under the equity pledge agreements among 1Verge Internet and the respective shareholders of (1) 1Verge Information and its subsidiary, Heyi Pictures, and (2) Tianshi, these shareholders pledged all of their equity interests in 1Verge Information, Heyi Pictures and Tianshi to 1Verge Internet. Under the pledge agreement among Chuanxian Technology and the shareholders of Quan Toodou, the shareholders of Quan Toodou pledged all of their equity interests in Quan Toodou to Chuanxian Technology. Our PRC counsel, TransAsia Lawyers, has advised us that the pledges in respect to (i) 1Verge Information and its subsidiary, Heyi Pictures, (2) Tianshi and (3) Quan Toodou were duly created and effective given that such pledges have already been duly registered with the relevant local branch of the SAIC in accordance with the PRC Property Rights Law. As a result, if any of 1Verge Information, Heyi Pictures, Tianshi and Quan Toodou or any of their respective shareholders breaches its obligations under the contractual arrangements, we may be able to enforce the pledges.

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

Substantial uncertainties exist with respect to the enactment timetable, final content, interpretation and implementation of draft PRC Foreign Investment Law published for public comments and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.  The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the entire legal framework regulating the foreign investments in China as well as the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens.  In this connection, “control” is broadly defined in the draft law to cover any of the following summarized categories: (i) holding 50% of or more of the voting rights or similar equity interest of the subject entity; (ii) holding less than 50% of the voting rights or similar equity interest of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOC, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE. The National Development and Reform Commission and the MOC jointly issued the Catalogue for the Guidance of Foreign Investment Industries in March 2015 (Catalogue), which further relaxes market access through regulatory reforms such as allowing foreign investors to have complete ownership of equity interests in e-commerce businesses. The Catalogue will take effect on April 10, 2015. It is unclear whether the new “negative list” will be different from the Catalogue.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “Risk Factors—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Information on the Company—Organizational Structure—Contractual Arrangements” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the existing VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC state owned enterprises or agencies, or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

It is likely that we would not be considered as ultimately controlled by Chinese parties. To our knowledge, ultimate beneficial owners of our shares who are PRC nationals may not, in the aggregate, control more than 50% of our total voting power as of March 31, 2015. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point by illustrating several possible options. Under these varied options, a company that has a VIE structure and conducts the business on the “negative list” at the time of enactment of the new Foreign Investment Law has either the option or obligation to disclose its corporate structure to the authorities, while the authorities, after reviewing the ultimate share control structure of the company, may either permit the company to continue to maintain the VIE structure (if the company is deemed ultimately controlled by PRC nationals), or require the company to dispose of its businesses and/or VIE structure based on circumstantial considerations. Moreover, it is uncertain whether online video, advertising and value-added telecommunications industries, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, we face substantial uncertainties as to whether these actions can be timely completed, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

Under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities were to determine that the contractual arrangements among 1Verge Internet and/or Chuanxian Technology, our wholly owned subsidiaries in China, our consolidated affiliated entities in China and their respective shareholders were not entered into on an arm’s-length basis and therefore constituted unfavorable transfer pricing arrangements. Unfavorable transfer pricing arrangements could, among other things, result in an upward adjustment on taxation. In addition, the PRC tax authorities may impose interest on late payments on our consolidated affiliated entities for the adjusted but unpaid taxes. Our results of operations may be materially and adversely affected if our consolidated affiliated entities’ tax liabilities increase significantly or if they are required to pay interest on late payments.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

Ms. Qiong Qin and Mr. Dele Liu are shareholders of our significant consolidated affiliated entities, namely, 1Verge Information and Quan Toodou. Ms. Qin is the wife of our founder and chief executive officer, and she does not have any equity interest or management position at our company. Mr. Liu is our director and president. We provide no incentives to Ms. Qin or Mr. Liu for the purpose of encouraging them to act in our best interests in their capacity as the shareholders of our consolidated affiliated entities. We may replace Ms. Qin and Mr. Liu as the shareholders of our consolidated affiliated entities at any time pursuant to the equity option agreements. As a director and executive officer of our company, Mr. Liu has a duty of loyalty and care to us under Cayman Islands law. In addition, each of Ms. Qin and Mr. Liu, as a shareholder of 1Verge Information, has executed an irrevocable power of attorney to appoint a person to be designated by 1Verge Internet in writing who is approved by us as their attorney-in-fact to vote on her/his behalf and exercise the full voting rights as the shareholder of 1Verge Information. Each of Ms. Qin and  Mr. Liu, as a shareholder of Quan Toodou, has executed a power of attorney to appoint a person to be designated by Chuanxian Technology in writing who is approved by us as their attorney-in-fact to vote on their behalf on all Quan Toodou matters requiring shareholder approval. In addition, 1Verge Internet and Chuanxian Technology each passed a shareholders’ resolution indicating that all activities related to the powers and rights assigned pursuant to the powers of attorney for 1Verge Information and Quan Toodou, respectively, shall be exercised at the direction and approval of the Company and the resolutions are effective for the same term as the powers of attorney. However, we cannot assure you that when conflicts arise, Ms. Qin and Mr. Liu will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Ms. Qin and Mr. Liu, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. There is also substantial uncertainty as to the outcome of any such legal proceedings.

Upon completion of an increase of registered capital of Tianshi in 2013, 1Verge Information became a shareholder of Tianshi that holds 70% of its equity interest, and Ms. Wen Lu and Ms. Qiong Hu jointly hold the remaining 30% the equity interest of Tianshi. Ms. Lu and Ms. Hu currently serve as our employees. Each of Ms. Lu, Ms. Hu and 1Verge Information has executed an irrevocable power of attorney to appoint a person to be designated by 1Verge Internet in writing who is approved by us as their attorney-in-fact to vote on their behalf and exercise the full voting rights as the shareholder of Tianshi. In addition, 1Verge Internet passed a shareholders’ resolution indicating that all activities related to the powers and rights assigned pursuant to the powers of attorney for Tianshi shall be exercised at the direction and approval of the Company and the resolutions are effective for the same term as the powers of attorney. We cannot assure you that if conflicts arise, Ms. Wen Lu and Ms. Qiong Hu will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Ms. Lu and Ms. Hu, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. The outcome of any such legal proceedings is uncertain. Heyi Pictures is 95% owned by 1Verge Information and 5% owned by Mr. Huilong Zhu. Each of Mr. Zhu and 1Verge Information has executed an irrevocable power of attorney to appoint a person to be designated by 1Verge Internet in writing who is approved by us as their attorney-in-fact to vote on their behalf and exercise the full voting rights as the shareholder of Heyi Pictures. In addition, 1Verge Internet passed a shareholders’ resolution indicating that all activities related to the powers and rights assigned pursuant to the powers of attorney for Heyi Pictures shall be exercised at the direction and approval of the Company and the resolutions are effective for the same term as the powers of attorney. We cannot assure you that if conflicts arise, Mr. Zhu will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and Mr. Zhu, we would have to rely on legal proceedings, which may be expensive, time-consuming and disruptive to our operations. The outcome of any such legal proceedings is uncertain.

We may need to rely principally on dividends and other distributions on equity paid by our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC and Hong Kong subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may need to rely principally on dividends and other distributions on equity paid by two of our wholly owned PRC subsidiaries, 1Verge Internet, Reshuffle Technology and Chuanxian Technology, and our wholly owned Hong Kong subsidiary, Jet Brilliant, which is the direct holding company of Jet Brilliant Beijing, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of these wholly owned subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements that any of our wholly owned PRC subsidiaries currently has in place with our consolidated affiliated entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us.

Under PRC laws and regulations, 1Verge Internet, Reshuffle Technology, Chuanxian Technology and Jet Brilliant Beijing, as wholly foreign-owned enterprises in the PRC, may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises such as 1Verge Internet, Reshuffle Technology, Chuanxian Technology and Jet Brilliant Beijing are required to set aside at least 10% of their accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of their respective registered capital. At their discretion, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As of December 31, 2014, the registered capital of 1Verge Internet, Reshuffle Technology, Chuanxian Technology and Jet Brilliant Beijing were RMB1,170.5 million (US$188.6 million), RMB442.0 million (US$71.2 million), RMB879.2 million (US$141.7 million), and RMB1.0 million (US$0.2 million), respectively. 1Verge Internet has incurred losses of RMB377.9 million (US$60.9 million) from incorporation to December 31, 2014, Reshuffle Technology has incurred losses of RMB445.9 million (US$71.9 million) from incorporation to December 31, 2014, Chuanxian Technology has incurred losses of RMB310.9 million (US$50.1 million) from incorporation to December 31, 2014, and Jet Brilliant Beijing has incurred profits of RMB1.0 million (US$0.2 million) from incorporation to December 31, 2014. As they have not made accumulated profits to date, they have not been subject to the statutory reserve fund requirements and have not set aside any money to fund the statutory reserve funds or staff welfare and bonus funds. Our PRC subsidiaries have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2014, our PRC subsidiaries had accumulated deficits of RMB1,223.0 million (US$197.1 million) in accordance with PRC accounting standards and regulations. Substantially all of their revenues have been used to fund our business operations or expansion.

Any limitation on the ability of 1Verge Internet, Reshuffle Technology, Chuanxian Technology or Jet Brilliant Beijing to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may limit our use of the proceeds from public offerings, our ability to finance our PRC subsidiaries or to fund our expansion or operations.

In utilizing the proceeds we received from our public equity offerings or in other financing activities in the future, as an offshore holding company with PRC subsidiaries, we may (i) make additional capital contributions to our PRC subsidiaries, (ii) establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, (iii) make loans to our PRC subsidiaries or consolidated affiliated entities, or (iv) acquire offshore entities with business operations in China in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

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

In August, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. On March 30, 2015, SAFE issued Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or SAFE Circular 19, which will become effective on June 1, 2015, to reform the administration of conversion of foreign currency registered capitals of foreign-invested enterprises nationwide on the basis of summarizing the experience in the 16 pilot areas. According to SAFE Circular 19, SAFE Circular 142 will be repealed simultaneously upon SAFE Circular 19 comes into effect. SAFE Circular 19 adopts the “self-discretionary conversion” mechanism as opposed to the “pre-approval conversion” mechanism to further liberalize the conversion of foreign currency registered capital. Under SAFE Circular 19, SAFE review with respect to the purpose of the use of the converted funds is no longer required at the time of the conversion, but any RMB funds converted from the foreign-invested enterprise’s registered capital must be used to real transactions. In addition, foreign-invested enterprises are now allowed to make equity investments with their converted registered under SAFE Circular 19. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

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

As of December 31, 2014, we have made long-term interest-free loans in an aggregate principal amount of RMB95.6 million (US$15.4 million) to the shareholders of certain of our consolidated affiliated entities to enable them to fund the initial capitalization and the subsequent financial requirements of our consolidated affiliated entities. The initial term for such loans is ten or five years and will be automatically extended for successive ten- or five-year periods (as applicable) unless we give a three-month written notice prior to the expiration of the then current term. We may in the future make additional loans to the shareholders of our consolidated affiliated entities in China in connection with any increase in the capitalization or financial requirements of these entities to the extent necessary and permissible under applicable PRC laws and regulations. Our ability to collect these long-term loans will depend on the profitability and results of operations of these consolidated affiliated entities, which is uncertain.

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

While the Chinese economy has experienced significant growth over the past decades, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

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

Despite decedes of effort and improvements over the years, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual or tort rights. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of any violation of any of these policies and rules until some time after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. See “—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with PRC governmental restrictions on foreign investment in Internet business, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

•             GAPPRFT is also applying more strict regulations with respect to the audio/video consents uploaded online in recent years. For example, in 2013, the GAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Dramas and Micro Films, which requires that (i) a permit for radio and television program production and operation must be obtained for all online content, such as Internet dramas and micro films, (ii) online audio/video service providers transmitting Internet dramas or micro films produced and uploaded by individual users will be deemed responsible as producers for such content, (iii) online audio/video service providers may only transmit content uploaded by individuals whose identity has been verified and such content shall comply with relevant content management rules and (iv) online audio/video content, including Internet dramas and micro films, must be filed with the relevant authorities before release. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Broadcasting Audio/Video Programs through the Internet.”

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

The PRC government adopted a PRC tax pilot program, which is initially being implemented in Shanghai and has been extended to other cities. On November 16, 2011, the Ministry of Finance and the State Administration of Taxation jointly issued the Circular on the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax, or Circular 110, and the Circular on the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax in the Transportation and Certain Modern Service Sectors in Shanghai, or Circular 111. These circulars became effective on January 1, 2012. Pursuant to Circular 110 and Circular 111, starting from January 1, 2012, companies classified by Shanghai’s local tax authorities as being engaged in certain services, including transportation services, research and development services, information technology services and advertising services, are required to pay value added tax, or VAT, at a rate ranging from 6% to 17% in lieu of business tax. The pilot VAT reform program initially applied only to the pilot industries in Shanghai and has been expanded to eight additional regions, including, among others, Beijing, in 2012. The pilot program will also be expanded nationwide when conditions permit. Advertising services provided by our Shanghai and Beijing entities have been subject to a 6% VAT in lieu of business tax since January 1, 2012 and September 1, 2012, respectively. This program may negatively impact our results of operations. On May 24, 2013, the Ministry of Finance, or MOF, and the State Administration of Taxation, or SAT, jointly issued Caishui [2013] No. 37, or Circular 37. From August 1, 2013, the VAT Pilot has been expanded to the transportation industry (expect for railway transport) and some modern service industries nationwide. On December 12, 2013, MOF and SAT jointly issued Caishui [2013] No. 106, or Circular 106, which sets out that railway transportation and postal services would be within the scope of the VAT pilot from January 1, 2014. Circular 106 also includes some updates and changes to VAT pilot rules. Circular 106 replaced Circular 37 from January 1, 2014. On April 29, 2014, MOFCOM and SAT jointly issued Caishui [2014] No. 43, or Circular 43, which provides for the entry into the VAT Pilot of the telecommunications sector from June 1, 2014. Under Circular 43, entities providing basic telecommunications services are subjected to 11% VAT, while value-added telecommunications services are subjected to 6% VAT in lieu of business tax. Accordingly, on May 14, 2014, SAT promulgated Circular on Interim Measures for the Administration of Collection of VAT on Telecommunication Enterprises, or Circular 26, specifying issues concerning the payment of VAT by telecommunications services providers. On August 27, 2014, SAT released Circular on the Measures for the Exemption of VAT on Cross-Border Taxable Services under the VAT Pilot Program, or Circular 49, effective as of October 1, 2014.  Given the developments which have occurred in the scope of VAT, Circular 49 expands the scope of taxable services eligible for VAT exemption, including postal services provided for export goods, delivery services provided for export goods and telecommunication services provided to overseas entities.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our wholly owned PRC subsidiaries, 1Verge Internet, Reshuffle Technology and Chuanxian Technology, and our wholly owned Hong Kong subsidiary, Jet Brilliant, which is the direct holding company of Jet Brilliant Beijing, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our subsidiaries in China may be used to pay dividends by our PRC subsidiaries to our company either directly or through Jet Brilliant and pay employees of our PRC subsidiaries who are located outside China in a currency other than the Renminbi. With prior approval from SAFE, cash generated from the operations of our PRC subsidiaries and affiliated entities may be used to pay off debt in a currency other than the Renminbi owed by our subsidiaries and consolidated affiliated entities to entities outside China, and make other capital expenditures outside China in a currency other than the Renminbi. If either or both of our consolidated affiliated entities liquidate, the proceeds from the liquidation of their assets may be used outside of the PRC or be given to investors who are not PRC nationals. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective in September 2006 and was amended in June 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in August 2008, were triggered. We believe that neither the acquisition of Trade Lead Investments Ltd., or Trade Lead, nor the business combination with Tudou met the explicit thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings.  We also do not believe that Alibaba’s investment in our company in 2014 fell under the definition of a concentration of undertakings. However, even for transactions that do not meet the explicit thresholds or fall under the definition of a concentration of undertakings, MOFCOM has discretion to initiate an investigation, if it believes it has collected evidence showing that the business concentration caused by such combination results in, or is likely to result in, an elimination or restriction of competition. As a result, we cannot preclude the possibility that MOFCOM may conduct investigation on the two transactions, impose restrictive conditions or even unwind the transactions. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce. These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements. We believe that our business and the business we acquired or combined are not in an industry related to national security. However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future.

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

PRC regulations relating to the establishment of offshore special purpose vehicles by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, SAFE promulgated the Notice on Relevant Issues Concerning Foreign Exchange Control of Domestic Residents’ Overseas Investment and Financing and Roundtrip Investment through Offshore Special Purpose Vehicles, or SAFE Circular No. 37, which replaced the former Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles (generally known as SAFE Circular No. 75) promulgated by SAFE on October 21, 2005.

SAFE Circular No. 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, which is referred to in SAFE Circular No. 37 as a “special purpose vehicle.” SAFE Circular No. 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as an increase or decrease of capital contributed by PRC residents share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to complete the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

The shareholders of our consolidated affiliated entities, Ms. Qiong Qin, Mr. Dele Liu, Ms. Wen Lu and Ms. Qiong Hu, all of whom are PRC citizens, have not conducted any direct or indirect offshore investment activities or held any shares, directly or indirectly in any of our offshore entities other than those due to exercise of their share options. Therefore, these PRC resident shareholders are not required to file the registrations and amendments pursuant to applicable foreign exchange regulations. Mr. Victor Koo, our founder and chief executive officer, who is a permanent resident of Hong Kong, stays in mainland China for over 183 days per annum. However, as a result of our inquiries with the competent local branch of SAFE responsible for our PRC subsidiaries’ foreign exchange registrations, we were informed that, given the lack of any publicly-available implementing rules or official interpretations issued by the SAFE regarding the issue of whether the registration and amendment filing requirements under applicable foreign exchange regulations should apply to non-PRC citizens, Mr. Koo should not be deemed a PRC resident for these purposes, and any attempt to submit an application to such local SAFE branch with respect to Mr. Koo’s investment and shareholdings in our offshore SPV will not be officially accepted or examined. In addition, Ms. Qiong Qin should not be required to make an application with respect to Mr. Koo’s offshore SPV activities merely by virtue of being Mr. Koo’s wife.

However, we cannot conclude that the SAFE or the local branch responsible for our PRC subsidiaries’ foreign exchange registrations will not later change its position on, and interpretation of, the applicability of these foreign exchange regulations to Mr. Koo or the PRC resident shareholders of our consolidated affiliated entities. In the event the registration procedures set forth in these foreign exchange regulations become applicable to Mr. Koo or the PRC resident shareholders of our consolidated affiliated entities, we will urge these individuals to file necessary registrations and amendments as required under applicable foreign exchange regulations. However, as SAFE regulations and policies have been evolving rapidly in the past few years, we cannot assure that all of these individuals can successfully make or update any applicable registration or obtain the necessary approval required by these foreign exchange regulations as these individuals may not be able to fully satisfy the new requirements or interpretations that SAFE or its local branch may impose or adopt from time to time. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, or the SAT, in December 2009, with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that have lower effective tax rate, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

On February 3, 2015, the SAT issued Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-RPC Resident Enterprises, or SAT Notice No. 7, to supersede the existing tax rules in relation to the tax treatment of the Indirect Transfer, while the other provisions of SAT Circular 698 irrelevant to the Indirect Transfer remain in force. SAT Notice No. 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. It extends the SAT’s tax jurisdiction to capture not only the Indirect Transfer as set forth under SAT Circular 698 but also transactions involving indirect transfer of (i) real properties in China and (ii) assets of an “establishment or place” situated in China, by a non-PRC resident enterprise through a disposition of equity interests in an overseas holding company. SAT Notice No. 7 also extends the interpretation with respect to the disposition of equity interests in an overseas holding company. In addition, SAT Notice No. 7 further clarifies how to assess reasonable commercial purposes and introduces safe harbors applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee as they are required to make self-assessment on whether an Indirect Transfer or similar transaction should be subject to PRC tax and whether they should file or withhold any tax payment accordingly.

There is uncertainty as to the application of SAT Circular 698 and SAT Notice No. 7. In the event that non-PRC resident investors were involved in our private equity financing transactions and such transactions were determined by the competent tax authorities as lack of reasonable commercial purposes, we and our non-PRC resident investors may become at risk of being taxed under SAT Circular 698 and SAT Notice No. 7 and may be required to expend costly resources to comply with SAT Circular 698 and SAT Notice No. 7, or to establish a case to be tax exempt under SAT Circular 698 and SAT Notice No. 7, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us. The PRC tax authorities have discretion under SAT Circular 698 and SAT Notice No. 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the transferred equity interests and the investment cost. We may pursue acquisitions in the future that may involve complex corporate structures. If we are considered as a non-PRC resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 698 and SAT Notice No. 7, our income tax expenses associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

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

The New EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” which hold independent ownership of core intellectual property to enjoy a preferential enterprise income tax rate of 15%, subject to certain new qualification criteria. 1Verge Internet, our wholly owned subsidiary, and 1Verge Information, our consolidated affiliated entity, were recognized by the Beijing Municipal Science and Technology Commission as “high and new technology enterprises” on December 24, 2010 and April 27, 2006, respectively, and therefore were eligible for the reduced 15% enterprise income tax rate upon its filing with the relevant tax authority. The qualification as a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. 1Verge Information was reaffirmed as such on December 14, 2009 and was entitled to the preferential tax rate of 15% for 2009, 2010 and 2011. However, 1Verge Information was not recognized as a “high and new technology enterprise” in the three-year review in 2012, and its applicable enterprise income tax rate increased to 25% starting in 2012. 1Verge Internet was recognized as a “high and new technology enterprise” in the three-year review in 2013, and its applicable enterprise income tax rate remained at15% from 2013 to 2015. Furthermore, 1Verge Internet obtained the certificate of “Software Enterprise” issued by the Beijing Municipal Commission of Economy and Information Technology, which entitled it to enjoy a preferential income tax rate of 0% for two years starting from the year when 1 Verge Internet is profitable. Accordingly, the income tax rate for 1 Verge Internet is 0% for 2014 and 2015, and 12.5% for 2016, 2017 and 2018, respectively. 1 Verge Internet’s “Software Enterprise” related tax holiday will be expired on January 1, 2019.

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

We do not believe that either Youku Tudou Inc. or its Hong Kong, Cayman or BVI subsidiaries, including Jet Brilliant, Tudou Holdings Limited and StarCloud Media Co., Limited, meet all of the conditions to be regarded as a PRC tax resident by virtue of having a “de facto management body” in China under the SAT Circular 82. Each of Youku Tudou Inc. and these offshore subsidiaries is a company incorporated outside the PRC. These entities’ key assets and records, including the resolutions of their respective board of directors and the resolutions of their respective shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with similar corporate structures ever having been deemed to be a PRC “resident enterprise” by the PRC tax authorities. Therefore, we believe that neither Youku Tudou Inc. nor any of these offshore subsidiaries should be treated as a “resident enterprise” for PRC tax purposes if the criteria for a “de facto management body” as set forth in the SAT Circular 82 were deemed applicable to us. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be considered a resident enterprise and may therefore be subject to the enterprise income tax at 25% on our global income. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability. In addition to the uncertainty regarding how the new “resident enterprise” classification may apply, it is also possible that the rules may change in the future, possibly with retroactive effect.

Pursuant to the New EIT Law and its implementation rules, however, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or which has an establishment in China but the dividend income is not connected with the establishment, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement and the foreign investor is the beneficial owner. We are a Cayman Islands holding company and we conduct our advertising business and derive substantially all of our income from dividends through Jet Brilliant Beijing, which is 100% owned by Jet Brilliant, our wholly owned subsidiary located in Hong Kong. As long as Jet Brilliant, our Hong Kong subsidiary, is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of Jet Brilliant Beijing, dividends that it receives from Jet Brilliant Beijing may be subject to withholding tax at a preferential rate of 5% under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, effective on January 1, 2007, if it is the beneficial owner of the dividends, upon receiving approval from the local tax authority. However, if Jet Brilliant, our Hong Kong subsidiary, is not considered to be the beneficial owner of such dividends under applicable tax regulations, such dividends would be subject to withholding tax at a rate of 10%. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Tax—Dividends Withholding Tax.” Our PRC subsidiaries have not paid any dividends, and do not currently plan to pay dividends in the future, as they continue to incur losses, to our company or Jet Brilliant, our Hong Kong subsidiary, as the case may be. We have not obtained the approval mentioned above from the local tax authority and do not currently plan to do so in the near future.

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

In December 2012, the SEC brought administrative proceedings against five accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

The market price for our ADSs has fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on December 8, 2010, the trading price of our ADSs have ranged from US$11.85 to US$69.95 per ADS, and the last reported trading price on April 27, 2015 was US$18.90 per ADS.

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

We have a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Subject to certain exceptions, in respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to four votes per share. We issued Class A ordinary shares represented by ADSs in our initial public offering in December 2010 and the follow-on public offering in May 2011. Since our initial public offering in December 2010, (i) all ordinary shares previously held by 1Look Holdings Ltd., which is wholly owned by our founder, chairman and chief executive officer, Victor Koo, and its affiliates have been automatically re-designated as Class B ordinary shares on a 1-for-1 basis, (ii) all preferred shares previously held by Chengwei Partners, L.P., Chengwei Evergreen Capital, L.P. (formerly known as Chengwei Ventures Evergreen Fund, L.P.) and Chengwei Ventures Evergreen Advisors Fund, LLC, collectively referred to as Chengwei Funds, and their affiliates have been automatically converted into Class B ordinary shares each on a 1-for-1 basis, and (iii) all preferred shares previously held by our shareholders other than Chengwei Funds or their affiliates have been automatically converted into Class A ordinary shares on a 1-for-1 basis. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. Due to the disparate voting powers attached to these two classes, Victor Koo and Chengwei Funds beneficially own approximately 48% of the aggregate voting power of our company as of the date of this report and have considerable influence over matters requiring shareholder approval, subject to certain exceptions. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Additional sales of our ADSs or Class A ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2014, we had 3,479,962,202 ordinary shares outstanding including 2,834,270,299 Class A ordinary shares represented by ADSs. All ADSs are freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act.

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

As of March 31, 2015, our directors, executive officers and principal shareholders beneficially own approximately 50% of our outstanding ordinary shares, representing 56% of our total voting power.  These shareholders, if acting together, could exert substantial influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could have the dual effect of depriving our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and reducing the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs. In addition, these persons could divert business opportunities away from us to themselves or others.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes. A non-United States corporation will be treated as a PFIC for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the application of these rules is unclear and therefore determinations are not free from doubt, based on the market price of our ADSs and ordinary shares and the composition of our income and assets for the taxable year ended December 31, 2014, we do not believe that we were a PFIC for that year. However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination.

Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United Stated federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of our consolidated affiliated entities for United States federal income tax purposes, we would likely be treated as a PFIC. Also, because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for the taxable year 2015 or any future taxable year. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or ordinary shares declines, our risk of becoming a PFIC may substantially increase.

If we were to be or become treated as a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information—Taxation—United States Federal Income Tax Considerations—General”) may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such distribution is treated as an “excess distribution” under the United States federal income tax rules. Such U.S. Holder also generally would not be able to benefit from any preferential tax rate with respect to any dividend distribution that such U.S. Holder receives from us in that year, the next year, and potentially following years. Further, if we are treated as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, our ADSs or ordinary shares generally will continue to be treated as shares in a PFIC as to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares, unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares. You are urged to consult your tax advisor concerning the United States federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we are or become treated as a PFIC. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “—Passive Foreign Investment Company Rules.”

ITEM 4.                        INFORMATION ON THE COMPANY

A                                       History and Development of the Company

Our Company

Our founder, Victor Wing Cheung Koo, incorporated 1Verge Inc. in September 2005 in the Cayman Islands. In November 2005, we established our wholly owned subsidiary, 1Verge Internet Technology (Beijing) Co., Ltd., or 1Verge Internet, in Beijing, China. In June 2008, we changed the company’s name from 1Verge Inc. to Youku.com Inc. Since our inception, we have conducted the majority of our operations in China.

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

On April 28, 2014, we announced our entry into definitive agreements with a joint investment vehicle of Alibaba Group Holding Limited, or Alibaba, and YF Venus Ltd., or Yunfeng Capital, pursuant to which Alibaba and Yunfeng Capital, through the joint investment vehicle, invested US$1.22 billion to purchase 707,250,870 newly issued Class A ordinary shares from us and 13,869,990 Class A ordinary shares upon conversion of an equal number of existing Class B ordinary shares from 1Look Holdings Ltd., at a purchase price of US$1.6944 per share (corresponding to US$30.50 per ADS). The transaction was closed on May 21, 2014. Alibaba and Yunfeng Capital indirectly hold approximately 16.5% and 2.0%, respectively, of the then total issued and outstanding shares on a fully-diluted basis determined under the treasury method, after taking into account the shares to be issued in the transaction. Jonathan Lu, chief executive officer of Alibaba, joined our board of directors after completion of this transaction.

As of the date of this report, we mainly operated our business through the following principal subsidiaries:

•             Jet Brilliant Limited, or Jet Brilliant, a company incorporated in Hong Kong;

•             1Verge Internet Technology (Beijing) Co., Ltd., or 1Verge Internet, a company incorporated in the PRC;

•             Beijing Jet Brilliant Advertising Co., Ltd., or Jet Brilliant Beijing, a company incorporated in the PRC;

•             Youku Video (Xi’an) Media Technology Co., Ltd., or Youku Xi’an, a company incorporated in the PRC;

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

•             Shanghai Quan Toodou Network Science and Technology Co., Ltd., or Quan Toodou, which holds value-added telecommunications business license that permits us to conduct value-added telecommunication services in China on Tudou platform;

•             Shanghai Quan Toodou Cultural Communication Co., Ltd., or Toodou Cultural, a wholly owned subsidiary of Quan Toodou, which holds ICP license and internet audio/video program transmission license that permit us to conduct online video services and online advertising businesses in China on Tudou platform;

•             Zhejiang DongyangTianshi Media Ltd., or Tianshi, which holds radio, film and television production business licenses and primarily engages in the business of advertising, television production and cultural information consultation; and

•             Heyi Pictures Inc., or Heyi Pictures, which holds film and television production and distribution business licenses and primarily engages in the production and distribution of films and television programs.

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

B                                       Business Overview

Overview

We are China’s leading Internet television company. Our Youku and Tudou platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. We believe our continuous focus on offering a superior user experience has enabled us to become the largest Internet television company in China and elevated the awareness of our Youku 优酷 brand, which stands for “what’s best and what’s cool” in Chinese, and Tudou 土豆 brand. According to iResearch, our monthly unique visitors from home and office PC users numbered approximately 256 million and 169 million for Youku platform and Tudou platform, respectively, in December 2014. The daily mobile views of both Youku and Tudou platforms combined reached 900 million in 2014. In November 2014, new weekly data released by iResearch shows that our Youku mobile app was the second most popular mobile app behind WeChat in terms of time users spent on the mobile platform.

Our mission is to become the primary source of video content for the Chinese population across any Internet-enabled device. Through our Youku and Tudou platforms, we have built an extensive and comprehensive online video content library. The majority of the videos accessible on our two platforms are professionally produced content, such as television serial dramas, movies, variety shows, current events reports and music videos. The remaining content is comprised of user-generated content and in-house productions. We license professionally produced video content typically at fixed rates for a specified term. The terms of our licenses vary depending on the type of content and producer, though the terms for television serial dramas and movies typically range from six months to ten years. We generally renew our licenses when they expire. As of December 31, 2014, our video content library contained more than 5,500 movie titles, 2,600 television serial drama titles and over 540 variety shows.

Leveraging our proprietary CDN comprised of over TBU servers as of December 31, 2014, we provide fast streaming and upload speed. As a result, our Internet television platforms attract a nationwide audience, the majority of which resides in China’s more affluent urban areas.

We currently derive a majority of our revenues from online advertising services. Our advertising solutions present brand advertisers with attractive opportunities to combine the visual impact and engagement of traditional television-like multimedia advertisements with the interactivity and precise targeting capabilities of the Internet. We strive to promote a healthy advertising environment on our websites to attract mainstream brand advertisers. We believe our differentiated sales proposition has contributed to the rapid increase in the number of international and domestic brand advertisers, which increased from 741 in 2012 to 931 in 2013 and to 991 in 2014.

The desirable demographic characteristics of our large user base as well as our differentiated advertising solutions and environment are key factors driving the fast growth in our online advertising revenues. Youku VIP, which promotes our mobile and web-based subscription services, also increasingly contribute to our net revenues over time. As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies that purchase our advertising services and recognize revenues net of these commissions. Our net revenues increased from RMB1.9 billion in 2012 to RMB3.1 billion in 2013 and to RMB4.2 billion (US$680.7 million) in 2014.

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

Our Users

Our extensive and comprehensive video content library and user-friendly online interface have enabled us to attract more monthly unique visitors than any other online video company in China. According to iResearch, our monthly unique visitors from home and office PC users numbered approximately 256 million and 169 million for Youku platform and Tudou platform, respectively, in December 2014. A majority of these visitors reside in China’s more affluent urban areas. We do not purchase user traffic from third parties. A majority of user visits to our websites originate from direct navigation, with the remainder from organic search results or third-party website links connecting to us.

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

Professionally produced content. A majority of our user traffic on both Youku and Tudou platforms is attributable to professionally produced content, primarily across the following five categories: television serial dramas, movies, current event reports, variety shows and music videos. As of December 31, 2014, we licensed a diverse collection of domestic and overseas contents that encompass more than 5,500 movie titles, 2,600 television serial drama titles and over 540 variety shows. The providers of professionally produced content in China are highly fragmented and primarily include media production companies, professional studios, copyright distributors, television stations and music companies.  We set our content syndication milestones each year to expand our content library primarily based on our content budget and the development of bandwidth infrastructure in China.

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

One of the key content focuses of our Tudou platform has been user-generated content, and our annual Tudou Video Festival is one of the most significant initiatives promoted on our Tudou platform. In cooperation with China Film Group Corporation, one of the largest comprehensive film producers in China, the Tudou Video Festival was launched in 2008, and it soon became highly regarded by film industry participants including filmmakers, directors, actresses and actors. Most of the attendants were animators and amateur videographers from all around China, mostly in their mid-tolate-20s, who showcased their work. In cooperation with China Film Group Corporation, or CFGC, the largest movie studio in China, we hosted annual Tudou Video Festivals in 2012, 2013 and 2014. Approximately 15,000 participants were invited to attend the ceremony in Shanghai in the 2014 Tudou Video Festival.

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

In-house productions. As one of the few Internet television companies in China with a permit for radio and television program production and operation, we produce a wide spectrum of content, including sponsored web serial dramas, reality shows, interviews and variety shows. We focus on producing web serial dramas and variety shows for our young, educated and urban user base. Many of these programs are partially funded by proceeds from embedded product placements. We strive to make such product placements more effective by cooperating with reputable producers, directors and media organizations and creating storylines consistent with the brands’ or products’ marketing initiatives. Below is a summary of the key initiatives and achievements that have been made on our two platforms:

•             In-house Productions on Youku Platform. On the Youku platform, we promote our in-house productions under the prominent brand Youku Originals (优酷出品). As of December 2014, Youku Originals had released more than 70 productions, many of which won popularity and earned high rankings in our monthly “Top 20 Most-Viewed” list. Many of these productions were on Youku’s monthly “Top 10 Most-Viewed” rankings during the period in which they were released. For example, in 2013, we launched “On the Road” (侣行), an outdoor variety show, which attracted attracted over 500 million VV across the internet in China and was extensively reported by newspapers and prominent TV stations such as CCTV. Another newly produced web drama series, “Surprise!” (万万没想到), has attracted over one billion online views. Due to the series’ popularity, Hunan Satellite TV co-produced several episodes with us to be aired during spring festival of 2014. In June 2014, we announced the release of more than 20 programs and drama series produced by our in-house production unit including reality shows, talk shows and drama series.

•             In-house Productions on Tudou Platform. Tudou platform began developing original programming in 2009 and will continue to produce, distribute and monetize online video content developed in-house. In 2014, “midnight taxi,” (午夜计程车) an inhouse produced program that presents updates, gained popularity. In addition, “Tudou Young Choice Ceremony” hosted by Tudou was attended by artists and stars from mainland China, Hong Kong, Taiwan and Korea. This ceremony selects nominees in music, film and television categories based on online search trends of young internet users, consistent with the brand positioning of our Tudou platform.

Online Video Search and Discovery

Utilizing our search technology and data processing infrastructure, users can find relevant video content and associated information on our websites quickly and easily. After entering a video search query in the fast-loading search box, users receive a list of search results comprised of thumbnail snapshots along with relevant information, such as a video’s title, release date, number of user comments, resolution and video play statistics. Depending on user preferences, search results can be ordered based on criteria such as “most recent,” “most played,” “most commented” and “most bookmarked by members,” and sorted by content category. We officially launched our video search engine Soku.com in May 2011, which grew its daily unique users to over 65 million in December 2014, according to iResearch. In addition to providing general access to our large video content library, our video search technology also enables other features such as advanced search. Advanced search allows users to tailor search queries and narrow results by specifying keyword phrases to be included or excluded, video categories in which to search, the location of keywords, or video play statistics.

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

•             Strategic Cooperation with Social Network Platforms. We cooperate with well-known Chinese online community websites to expand our user basis and traffic. Users of these websites may recommend to each other the video clips on our websites, which we believe helps enhance our user traffic. In February 2012, Tudou announced an enhanced video sharing platform for users of SinaWeibo of SINA Corporation, a NASDAQ-listed company, to upload and share videos to and from the Tudou platform.

Youku VIP, Mobile Services, Interactive Broadcasting Platform and Other Services

We continuously develop and introduce new products and services to make our platforms more attractive to current and prospective users. Among other things, our Youku VIP services, our mobile apps and our cloud entertainment have achieved great success together with our other notable platform extensions:

•             Youku VIP. In June 2011, we officially launched our Youku VIP services, the paid content platform featuring advertisement-free premium content, such as high-definition movies, after signing a digital distribution agreement with CAV Warner Home Entertainment Co., Ltd. Under the term of this three-year distribution agreement, we will add a total of 400 to 450 Warner Brothers new releases and catalog titles to our Youku VIP content library. In December 2011, we entered into new agreements with Twentieth Century Fox Home Entertainment under which we will license 250 titles of new releases and library films to be released on our Youku VIP service channel. Subsequently, we have entered into content licensing arrangements with major copyright owners and distributors such as m1905.com, a leading online movie site wholly owned by China Central Television, Hong Kong Television Broadcasts Limited, NBCUniversal International Television Distribution and Sony Pictures Television to significantly expand the volume of high-quality content available under our Youku VIP services.

•             Mobile Video Services. We provide software clients free of charge on our websites, and on Apple’s App Store and Google’s Android Market, for our users to download and install on their mobile phones. We have also entered into agreements with China’s major mobile Internet providers on a non-exclusive basis to enable users to watch pay-per-view premium content on their mobile devices. Based on our internal record, we estimate that as of December 31, 2014, Youku software clients or widgets had been installed on approximately 810 million Internet-enabled mobile phones. We released mobile apps such as Youku and Tudou mobile apps that support both iOS and Android systems. These mobile apps enable the users to search, browse and view content with dedicated video shooting and uploading functions, and are integrated with the popular microblogging platforms in China. In November 2014, new weekly data released by iResearch shows that our Youku mobile app was the second most popular mobile app behind WeChat in terms of time users spent on the mobile platform. Since September 2012, Apple’s OS X desktop operating system and iOS mobile operating system have been integrated with services from Youku and Tudou to enable users to quickly and easily share videos to the web. In November 2014, MIIT issued a fourth batch of licenses as part of its large-scale trial of opening the Chinese mobile sector up to mobile virtual network operators, or MVNOs, and Youku Tudou was the only recipient whose main business is Internet entertainment services and content. Being a licensed reseller of mobile services, we will be able to add more customer behavioral data to our existing big data of users’ content consumption behavior, and expand our reach beyond our current mix of customers as an online video service provider, driving the convergence of online and offline services. In addition, in November 2014, we have also entered into a strategic partnership with Xiaomi, a leading smartphone vendor aiming at accelerating the development of our multi-screen media and entertainment ecosystem.

•             Cloud Entertainment. In December 2014, we launched our Cloud Entertainment business unit and the unit’s first batch of hardware products consisting of a WiFi router, a smart TV box, and an Android-based tablet. The reponsibilities of our Cloud Entertainment business unit span from developing hardware and services that make our content more accessible to users to game operations. Our WiFi routers, smart TV boxes, and Android tablets hit the market in January 2015. The WiFi router forms a P2P-based content delivery network, accelerating video content delivery to our users and helping to lessen our bandwidth usage. The smart TV box is capable of delivering 4K Ultra HD video and running the demanding Android games smoothly. The Android tablet features a 15.6 inch screen, designed for users who want video viewing, Internet surfing and casual gaming all in one device.

•             Interactive Broadcasting Platform. In April 2014, we launched our interactive broadcasting platform “Laifeng”, which features user-generated live content related to original shows such as The Show and Searching for Divas. Laifeng creates more opportunities for UGC podcasters to gain popularity and fame through the original shows. Laifeng is available on both PC and mobile platforms, and it enables viewers to watch live broadcasts of concerts, performances and other entertainment shows while simultaneously engaging in online chatting and gifting of virtual goods. Since inception, Youku and Tudou have enabled numerous undiscovered actors, musicians and other talents to gain popularity in China. The interactive entertainment platform is an extension of Youku Tudou’s ongoing efforts to innovate entertainment with interactive features.

Our Advertisers and Customers

We serve a broad base of advertisers consisting of leading international and domestic companies. The number of our brand advertisers increased significantly from 741 in 2012 to 931 in 2013 and to 991 in 2014. They operate in a variety of industries, including food and beverage, automobile manufacturing, financial services, personal care, e-commerce, information technology services, electronics and Internet services. A great majority of our advertisers purchase our online advertising services through third-party advertising agencies. We strive to create and maintain a healthy advertising environment on our website to attract mainstream brand advertisers, in part by selectively screening advertisers. We have in the past turned down advertising business from advertisers perceived to lack positive brand recognition in order to avoid negative branding association for our mainstream brand advertisers.

Products and Services for Advertisers and Customers

We generate revenues primarily from online advertising services and, to a lesser extent, subscription or pay-per-view-based online video services. We focus on providing advertisers with cost-effective and targeted advertising solutions.

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

Subscription-based Services on the Youku Platform and Other Services

In June 2011, we officially launched our Youku VIP services, the paid content platform featuring advertisement-free premium content, such as high-definition movies, after signing a digital distribution agreement with CAV Warner Home Entertainment Co., Ltd. Under the term of this three-year distribution agreement, we will add a total of 400 to 450 Warner Brothers new releases and catalog titles to our Youku VIP content library. In December 2011, we entered into new agreements with Twentieth Century Fox Home Entertainment under which we will license 250 titles of new releases and library films to be released on our Youku VIP service channel. Subsequently, we entered into content licensing arrangements with major copyright owners and distributors such as m1905.com, a leading online movie site wholly owned by China Central Television, Hong Kong Television Broadcasts Limited, NBC Universal International Television Distribution and Sony Pictures Television to significantly expand the volume of high-quality content available on our Youku VIP  service channel. By paying to watch live events or high-definition movies, some of our users have become our customers. Though traditional television-like video advertisements are specifically omitted from content that is part of our subscription-based services, advertisers may use other forms of advertising, such as product placements in a web drama produced by us, to reach potential customers. In addition, we are working with e-commerce companies to provide video demonstrations of merchandise for their premium retail members. These members can upload and manage videos from a client interface built into our e-commerce partners’ websites without logging into our websites. We share revenues with these partners for the service fees they charge their members. New advertising formats such as these will supplement our existing online advertising solutions.

In addition, we derive a portion of our net revenues from sub-licensing certain content in which we license from content providers the exclusive rights for both self-use and sub-licensing. After our legal department confirms that the sub-licensing arrangement is authorized under the original licensing agreement, we sub-license the licensed content within its authorized scope to other video websites and receive sub-licensing fees from such websites.

Advertising Sales

We sell our advertising services primarily through third-party advertising agencies, including members of American Association of Advertising Agencies, or 4As, and leading Chinese advertising agencies. As a relatively young media company, we intend to strategically leverage advertising agencies’ existing long-term relationships and network resources to increase our sales and expand our customer base. Therefore, in order to establish long-term strategic cooperation with third-party advertising agencies, we typically enter into individual advertising agreements with such third-party advertising agencies for each advertiser. Depending on the type of advertiser and content, the duration of an advertising agreement typically ranges from one to three months. While all executed sales need to be confirmed by the end-advertiser, a great majority of our advertising sales agreements are executed with third-party advertising agencies that represent the end-advertisers. By adopting this dual-track sales model, we are able to maintain good relationships with both the end-advertisers and their advertising agencies that help identify and refer new advertisers to us. No customer accounted for more than 10% of our net revenues in 2014, and our top five customers accounted for approximately 31.6% of our net revenues in 2014.

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

We have built an experienced sales team consisting of salespeople with prior experience at Chinese Internet companies, television stations, members of 4As and domestic advertising agencies. As of December 31, 2014, we had approximately 800 sales representatives and supporting personnel in our Beijing, Shanghai and Guangzhou offices. Our sales force is organized by both region and industry and renders a spectrum of services. Our sales representatives are responsible for direct and channel sales, and our back-office sales support personnel focus on sales planning, creative productions, account administration and execution. Our sales force assists advertisers in structuring advertising campaigns by analyzing the advertisers’ target audiences and marketing objectives. We conduct market research, consumer surveys, demographic analysis and other advertising industry research to help our customers design effective advertising strategies. On our own initiative or at our customers’ request, we also purchase or commission studies or surveys containing relevant market data from third-party market research firms.

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

Marketing and Brand Promotion

We have built our brands with only modest marketing expenditures to date. Our user base has grown. We focus on continuously improving the quality of our products and services as we believe satisfied users and customers are more likely to recommend our products and services to others. Our market position benefits significantly from our large user base and our strong brand recognition throughout China.

We have initiated various marketing activities to further promote our brand awareness among existing and potential users and customers. For example, we market our services through direct marketing, trade shows and other media events, which include:

•             Hosting or attending various public relations events, such as advertisement industry-related seminars and conferences, to promote our brand image and the value of online video advertising. For example, we host annual Youku Ceremony, Tudou Young Choice and Tudou Video Festival; and

•             Hosting regular workshops and annual sales roadshows for major advertising agencies and existing and potential customers, highlighting the advantages, flexibility and quality of our online video platform and services. For example, we host annual Youku Tudou Resources events in major cities such as Beijing and Shanghai to introduce the product and service offerings on our dual platforms to existing and prospective advertisers and related representatives.

In addition, we benefit from cross-promotional arrangements with third-party websites and television stations, under which we cooperate to help improve each other’s brand recognition. We also market our products and services by displaying our name and logo in Youku or Tudou media player screens when users embed our content in third-party websites.

Content Monitoring and Copyright Protection

We are committed to the protection of third-party copyrights. The online video industry in China suffers from copyright infringement issues, and online content providers are frequently involved in litigation based on allegations of infringement or other violations of copyrights. We have invested significantly in copyright protection technologies. For instance, we currently hire approximately 3,000 full-time and 800 contract employees to work on content files screening, copyright checking, source file acquisition and editing. Content files uploaded by users on our websites are continuously reviewed by the contract employees who work on content screening and monitoring to ensure that no content that may be deemed to be prohibited by government rules and regulations is posted. These contract employees are required to promptly remove any allegedly infringing content once we receive proper notification from the legitimate copyright owner. We provide training to these contract employees and supervise and monitor their work. After a user registers and before each upload, we require the user to click a check box to confirm that the content to be uploaded is in compliance with the terms and conditions set forth in the user agreement, to guarantee that he or she is the copyright owner or has obtained all necessary consents and authorizations for such content and he or she is responsible for such content. Pursuant to the user agreement, each user agrees to indemnify us for all damages arising from third- party claims against us caused by violating or infringing content uploaded or linked by the user. If we find a user has violated the user agreement, applicable laws or regulations or other parties’ legal rights, we may terminate the user account and block the user’s future uploads without prior notice.

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

Competition

The online video industry in China is rapidly evolving and highly competitive. Our primary competitors include companies that operate online video websites in China and traditional advertising media. We compete with these entities for both users and advertisers primarily on the basis of user base and demographics, quality and quantity of video content, brand name and user experience. We compete with other online video providers in China, such as iQiyi.com, and large Chinese Internet portals that provide online video product, such as Tencent and Sohu. We also compete with traditional advertising media, such as television, radio, newspapers and magazines, and major out-of-home media, such as billboards, for advertisers’ advertising budgets. Large enterprises currently spend a relatively small percentage of their advertising budgets on online advertising as compared to the percentage they spend on traditional advertising media, but we expect the percentage spent on online advertising to increase in the future. Although, in August 2012, we completed the business combination with Tudou, who used to be our competitor, we expect the competition with the other competitors to continue.

Regulation

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Regulations on Value-Added Telecommunications Services

On September 25, 2000, the State Council promulgated the Telecommunications Regulations, or the Telecom Regulations, which were revised on 29 July, 2014,. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” Internet content provision services, or ICP services, is a subcategory of value-added telecommunications businesses. Under the Telecom Regulations, commercial operators of value-added telecommunications services must first obtain an operating license from the MIIT or its provincial level counterparts.

On September 25, 2000, the State Council issued the Administrative Measures on Internet Information Services, or the Internet Measures, which were revised on 8 January, 2011. According to the Internet Measures, commercial ICP service operators must obtain an ICP license from the relevant government authorities before engaging in any commercial ICP operations within the PRC.

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

On February 4, 2015, the State Internet Information Office, a governmental agency authorized by the Sate Concil to administer the content of Internet information,  promulgated the Administrative Provisions on Account Names of Internet Users, or the Account Names Provisions, which became effective as of March 1, 2015. The Account Name Provisions require all Internet information services providers to verify their users’ identifications before accounts registration, and require the users to sign agreements with Internet information services providers upon registration and commit to complying with certain minimum requirements, including observing the laws and regulations, upholding the socialist regime, protecting state interests and ensuring the authenticity of the identification information they provide. Relevant Internet information services providers are responsible for the protection of users’ privacy, filing reports to the competent authorities regarding any violation of the Account Names Provisions, and taking appropriate measures to stop any such violations, such as notifying the violating users to make corrections within a specified time or frozing their accounts.

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

To comply with these PRC regulations, we operate our website youku.com through 1Verge Information, our PRC consolidated affiliated entity. 1Verge Information is currently 20% owned by Qiong Qin and 80% owned by Dele Liu, both of whom are PRC citizens. 1Verge Information holds a value-added telecommunications business operating license and an ICP license. We operate our website tudou.com through Quan Toodou and Toodou Cultural, our PRC consolidated affiliated entities. Quan Toodou is currently 67.14% owned by Qiong Qin and 32.86% owned by Dele Liu, all of whom are PRC citizens. Quan Toodou holds a value-added telecommunications business operating license and Toodou Cultural holds an ICP license. Due to the current uncertainties with respect to the procedural requirements of the notice, unless the relevant governmental authority expresses its intent to strictly enforce the notice with respect to trademarks, we currently do not plan to transfer any trademarks held by 1Verge Internet to 1Verge Information. See “Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet business and companies.” and “Risk Factors—Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

In 2009, the SARFT released a Notice on Strengthening the Administration of Online Audio/Video Content. This notice reiterated, among other things, that all movies and television shows released or published online must comply with relevant regulations on the administration of radio, film and television. In other words, these movies and television shows, whether produced in the PRC or overseas, must be pre-approved by SARFT, and the distributors of these movies and television shows must obtain an applicable permit before releasing any such movie or television show. In 2012, SARFT and the State Internet Information Office of the PRC issued a Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. In 2014, the GAPPRFT released a Supplemental Notice on Improving the Administration of Online Audio/Video Content Including Internet Drama and Micro Films. This notice stresses that entities producing online audio/video content, such as Internet dramas and micro films, must obtain a permit for radio and television program production and operation, and that online audio/video content service providers should not release any Internet dramas or micro films that were produced by any entity lacking such permit. For Internet dramas or micro films produced and uploaded by individual users, the online audio/video service providers transmitting such content will be deemed responsible as the producer. Further, under this notice, online audio/video service providers can only transmit content uploaded by individuals whose identity has been verified and such content shall comply with the relevant content management rules. This notice also requires that online audio/video content, include Internet drama and micro films, be filed with the relevant authorities before release.

To comply with these laws and regulations, 1Verge Information obtained an Internet audio/video program transmission license for our website youku.com on July 8, 2008, which was subsequently upgraded on September 30, 2009 and on December 15, 2010 and February 13, 2012 and on February 13, 2015. The upgraded license is valid until February 2018. Toodou Cultural holds an Internet audio/video program transmission license for our website tudou.com. This license is valid until December 15, 2017.

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

On October 28, 2011, the SARFT issued the Administrative and Operational Requirements for Licensed Internet TV Organizations, commonly known as Circular 181, which came into effect as of the same date.  Circular 181 requires that Smart TVs shall be exclusively connected to a specific licensed Internet TV organization  and shall not have access to the public Internet or network operators’ databases. Up to now, there are only seven licensed Internet TV organization and all are state-owned companies.

On September 2, 2014, the GAPPRFT promulgated a Notice on Further Implementing the Relevant Provisions for the Administration of Broadcasting Foreign Films and TV dramas.  The notice stresses that any foreign film or TV drama shall have a License for Film Publication or a TV drama Issuance License before being broadcast online, and that the annual total number of foreign films and TV dramas broadcast by a websites shall not exceed 30% of the total amount of domestic films and TV dramas in the preceding year.  Furthermore, online video operators are required to report their annual plans for the import of foreign films and TV dramas to the GAPPRFT before the end of the preceding year. If the online video operators’ import plans are approved, the samples, contracts, copyright certificates, plot summaries and other materials relevant to the foreign films and TV dramas are subject to further content examination before the issuance of Licenses for Film Publication or the TV drama Issuance Licenses. The notice also requires these online video operators to upload information about the foreign films and TV dramas to be broadcast to a unified platform for registration before March 31, 2015. Since April 1, 2015, unregistered foreign films and TV dramas are no longer allowed to be broadcast online.

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

Regulations for Internet Publication

The GAPP is responsible for nationwide supervision and administration of publishing activities in China. On June 27, 2002, the GAPP and the MIIT jointly promulgated the Internet Publication Tentative Administrative Measures, or the Internet Publication Measures, which took effect on August 1, 2002. Pursuant to the Internet Publication Measures, any entity engaged in Internet publishing activities must obtain the Internet Publication License from the GAPP before conducting any Internet publication activities. The term “Internet publication” is defined as Internet transmission activity by which Internet information service providers publish on the Internet or transmit to end-users via the Internet works that they or others have created, after selection and editing, for browsing, reading, use or downloading by the general public. The works in question primarily include (i) content that has already been published formally, such as books, newspapers, periodicals, audio/video products and electronic publications, or that has been made public via other media; and (ii) edited works of literature and art or works concerning natural science, social science, engineering or other topics. 1Verge Information obtained the Internet Publication License in March 2012, which is valid till December 1, 2016.

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

On May 1, 2009, the Ministry of Health promulgated the revised Internet Medical Information Measures, which became effective on July 1, 2009. The revised Internet Medical Information Measures require an ICP operator engaging in providing medical and health information to Internet users (which, among others, includes the provision of such information through the health channel on the operator’s website) to obtain a permit from the relevant provincial counterpart of the Ministry of Health. 1Verge Information obtained an approval from Beijing Municipal Health Bureau for the provision of Internet medical care information services, which is valid until November 7, 2015. Toodou Culture obtained an approval from the Shanghai Municipal Health Bureaufor the provision of Internet medical care information services, which is valid until March 20, 2016.

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

Regulations on Internet Culture Activities

On February 17, 2011, the Ministry of Culture promulgated the Internet Culture Administration Tentative Measures, or the Internet Culture Measures. The Internet Culture Measures require ICP operators engaging in “Internet culture activities” to obtain a permit from the Ministry of Culture. The term “Internet culture activities” includes, among other things, online dissemination of Internet cultural products (such as audio-video products, gaming products, performances of plays or programs, works of art and cartoons) and the production, reproduction, importation, publication and broadcasting of Internet cultural products. We have hosted certain audio/video programs on the website www.youku.com operated by 1Verge Information. 1Verge Information holds an Internet culture business permit, which is valid until  December 31, 2017. Toodou Cultural holds an Internet culture business permit, which is valid until April 2018.

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

Regulations on Producing Audio/Video Programs

On July 19, 2004, the SARFT promulgated the Administrative Measures on the Production and Operation of Radio and Television Programs, effective as of August 20, 2004. These Measures provide that anyone who wishes to produce or operate radio or television programs must first obtain an operating permit. Applicants for this permit must meet several criteria, including having a minimum registered capital of RMB3 million. 1Verge Information holds a permit for radio and television program production and operation, with a permitted scope encompassing the production of animated programs, television entertainment and special features, which is valid until December 2016. Toodou Cultural holds a permit for radio and television program production and operation, with a permitted scope encompassing the production and distribution of radio and television programs, which is valid until April 2017. Tianshi holds a permit for radio and television program production and operation, with a permitted scope encompassing the production of animated programs, TV dramas, radio plays, television entertainment and special features, which is valid till September 2015. Heyi Pictures holds a permit for radio and television program production and operation, with a permitted scope encompassing the production and distribution of radio and television programs, which is valid until April 2017.

On Febrary 1, 2002, the State Council promulgated the Regulations for the Administration of Films, or the Film Regulations, effective as of February 1, 2002.  The Film Regualtions set forth the general regulatory guidelines for China’s film industry and address practical issues with respect to production, censorship, distribution and screening. They also establish the SARFT as the sector’s regulatory authority, and serve as the foundation for all other legislation promulgated in this area. The Film Regulations provide the framework for an industry-wide licensing system operated by the SARFT, under which separate permits (and permit application procedures). Heyi Pctures holds a permit for film production , which is valid until March 2017.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council on December 20, 2001, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration. 1Verge Information and 1Verge Internet have obtained and maintain 46 software copyright registrations, while Chuanxian Technology and Quan Toodou have obtained and maintain 16 software copyright registrations.

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

On May 18, 2006, the State Council promulgated the Protection of the Right of Communication through Information Networks, which became effective on July 1, 2006, and was revised in 2013. Under this regulation, with respect to any information storage space, search or link services provided by an Internet service provider, if the legitimate right owner believes that the works, performance or sound or video recordings pertaining to that service infringe his or her rights of communication, the right owner may give the Internet service provider a written notice containing the relevant information along with preliminary materials proving that an infringement has occurred, and requesting that the Internet service provider delete, or disconnect the links to, such works or recordings. The right owner will be responsible for the truthfulness of the content of the notice.

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

Trademark. The PRC Trademark Law, adopted in 1982 and revised respectively in 1993, 2001 and 2013, protects registered trademarks. The Trademark Office under the SAIC handles trademark registrations and grants a term of ten years to registered trademarks. Trademark license agreements must be filed with the Trademark Office for record. As of March 31, 2015, we had 615 registered trademarks in China, including “优酷,” “iKu,” “youku.com 优酷,” “tudou,” “YOUKU 优币,” “优土” and “优豆.” Furthermore, we have also applied to register additional trademarks, Youku Tudou group trademarks and logos, including but not limited to “iKu,” “Soku,” “搜酷,” “Youku Tudou” and “优酷土豆” with the Trademark Office.

Domain Name. In September 2002, China’s Internet Network Information Center, or CNNIC, issued the Implementing Rules for Domain Name Registration setting forth detailed rules for registration of domain names. On November 5, 2004, the MIIT promulgated the Measures for Administration of Domain Names for the Chinese Internet, or Domain Name Measures. The Domain Name Measures regulate the registration of domain names, such as the first tier domain name “.cn.” In February 2006, CNNIC issued the Measures on Domain Name Disputes Resolution and its implementing rules, as amended in May 2012, pursuant to which CNNIC can authorize a domain name dispute resolution institution to decide disputes. We have registered youku.com, tudou.com and certain other domain names.

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

We have established nine branches, and have completed registering the branches at the competent local branches of the SAIC.

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

1Verge Internet, our wholly owned subsidiary, and 1Verge Information, our consolidated affiliated entity, were recognized by the Beijing Municipal Science and Technology Commission as “high and new technology enterprises” on December 24, 2010 and April 27, 2006, respectively, and therefore were eligible for the reduced 15% enterprise income tax rate upon filing the relevant tax authority.  The qualification as a “high and new technology enterprise” is subject to annual evaluation and a three-year review by the relevant authorities in China. 1Verge Information was reaffirmed as such on December 14, 2009 and was entitled to the preferential tax rate of 15% for 2009, 2010 and 2011. However, 1Verge Information was not recognized as a “high and new technology enterprise” in the three-year review in 2012, and its applicable enterprise income tax rate increased to 25% starting in 2012. 1Verge Internet was recognized as a “high and new technology enterprise” in the three-year review on November 11, 2013, and therefore, 1Verge Internet is still entitled to the preferential enterprise income tax rate of 15% from 2013 to 2015. Furthermore, 1Verge Internet obtained the certificate of “Software Enterprise” issued bythe Beijing Municipal Commission of Economy and Information Technology in December 2013, which entitled it to enjoy a preferential income tax rate of 0% for two years starting from the year when 1 Verge Internet is profitable. Accordingly, the income tax rate for 1 Verge Internet is 0% for 2014 and 2015, and 12.5% for 2016, 2017 and 2018, respectively. 1 Verge Internet’s “Software Enterprise” related tax holiday will be expired on January 1, 2019.

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

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation in 2009 with retroactive effect from January 1, 2008, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposing of the equity interests of an overseas holding company, or an Indirect Transfer, without a reasonable commercial purpose then it may be subject to PRC withholding tax at a rate of up to 10% from gains derived from this Indirect Transfer.

Although the SAT issued the Notice on Several Issues on the Administration of Enterprise Income Tax of Non-PRC Resident Enterprises in 2011, or SAT Circular 24, to provide further clarification on how SAT Circular 698 and its relevant provisions should be implemented, there remain uncertainties as to how “reasonable commercial purpose” is defined or determined and whether an internal restructuring may be exampted to potential PRC tax liabilities. On February 3, 2015, the SAT issued Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-RPC Resident Enterprises, or SAT Notice No. 7, to supersede the existing tax rules in relation to the tax treatment of the Indirect Transfer, while the other provisions of SAT Circular 698 irrelevant to the Indirect Transfer remain in force. SAT Notice No. 7 introduces a new tax regime that is significantly different from that under SAT Circular 698. It extends the SAT’s tax jurisdiction to capture not only the Indirect Transfer as set forth under SAT Circular 698 but also transactions involving indirect transfer of (i) real properties in China and (ii) assets of an “establishment or place” situated in China, by a non-PRC resident enterprise through a disposition of equity interests in an overseas holding company. SAT Notice No. 7 also extends the interpretation with respect to the disposition of equity interests in an overseas holding company. In addition, SAT Notice No. 7 further clarifies how to assess reasonable commercial purposes and introduces safe harbors applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee as they are required to make self-assessment on whether an Indirect Transfer or similar transaction should be subject to PRC tax and whether they should file or withhold any tax payment accordingly.

There are still uncertainties as to the interpretation and implementation of SAT Notice No. 7. The PRC tax authorities have discretions under SAT Circular 698 and SAT Notice No. 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investments.  If SAT Circular 698 and SAT Notice No. 7were determined by the tax authorities to be applicable to us and our non-resident investors, we and our non-resident investors may be required to expend valuable resources to comply with this circular or to establish that we or our non-resident investors should not be taxed under SAT Circular 698and SAT Notice No. 7, which may adversely affect us or our non-resident investors. See “Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

PRC Value-added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% (6% to wireless value-added telecommunication services) on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to the approval of relevant tax authorities.

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

On December 12, 2013, MOF and SAT jointly issued Caishui [2013] No. 106, or Circular 106, which sets out that railway transportation and postal services would be within the scope of the VAT pilot from January 1, 2014. Circular 106 also included some updates and changes to VAT pilot rules. Circular 106 replaced Circular 37 from January 1, 2014. On April 29, 2014, MOF and SAT jointly issued Caishui [2014] No. 43, or Circular 43, which sets out that telecommunication services would be within the scope of the VAT pilot.  Circular 43 took effect from June 1, 2014.

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

Dividends Withholding Tax

Under the Old EIT Law effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises, such as dividends paid to us by 1Verge Internet, Chuanxian Technology and Jet Brilliant Beijing, would be exempt from PRC withholding tax. We are a Cayman Islands holding company and substantially all of our income may come from dividends we receive from our subsidiaries located in the PRC and Hong Kong. Pursuant to the New EIT Law and its implementation rules, dividends generated after January 1, 2008 and distributed to us by 1Verge Internet, which is our PRC subsidiary directly held by our company, are subject to a withholding tax rate of 10%. Dividends generated after January 1, 2008 and distributed to our Hong Kong subsidiary Jet Brilliant by Jet Brilliant Beijing, which is our PRC subsidiary directly held by our Hong Kong subsidiary, are subject to withholding tax at a rate of 5%, provided that: (a) our Hong Kong subsidiary is determined by the relevant PRC tax authorities to be a “non-resident enterprise” under the New EIT Law, “non-resident enterprise” being referred to as a company that has no establishment in China, or has establishment in China, but the dividend is not connected to the establishment; (b) our Hong Kong subsidiary is the beneficial owner of the PRC sourced income; and (c) our Hong Kong subsidiary holds at least 25% of the equity interest of Jet Brilliant Beijing. Jet Brilliant has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future, because Jet Brilliant Beijing paid no dividends from April 27, 2010 to December 31, 2014 and does not plan to pay dividends in the future as it may continue to incur losses. However, the SAT promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement on October 27, 2009, or SAT Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to SAT Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. In addition, as described above, our company or our Hong Kong subsidiary may be considered a PRC resident enterprise for PRC enterprise income tax purposes, in which case dividends received by it, as the case may be, from the relevant PRC subsidiary would be exempt from the PRC withholding tax because such income is exempt under the New EIT Law for a PRC resident enterprise recipient.

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

On March 30, 2015, SAFE issued Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or SAFE Circular 19, which will become effective on June 1, 2015, to reform the administration of conversion of foreign currency registered capitals of foreign-invested enterprises nationwide on the basis of summarizing the experience in the 16 pilot areas. According to SAFE Circular 19, SAFE Circular 142 will be repealed simultaneously upon SAFE Circular 19 comes into effect. SAFE Circular 19 adopts the “self-discretionary conversion” mechanism as opposed to the “pre-approval conversion” mechanism as set forth in SAFE Circular 142. The self-discretionary settlement is defined under SAFE Circular 19 as the conversion of a foreign-invested enterprise’s foreign currency registered capital in accordance with the foreign-invested enterprise’s actual business needs. Under SAFE Circular 19, SAFE review with respect to the purpose of the use of the converted funds is no longer required at the time of the conversion, but any RMB funds converted from the foreign-invested enterprise’s registered capital must be used to true transactions. In addition, foreign-invested enterprises are now allowed to make equity investments with their converted registered under SAFE Circular 19.

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

•             the Companies Law (2014);

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

As of December 31, 2014, the registered capital of 1Verge Internet, Reshuffle Technology, Chuanxian Technology and Jet Brilliant Beijing were RMB1,170.5 million (US$188.6 million), RMB442.0 million (US$71.2 million), RMB879.2 million (US$141.7 million), and RMB1.0 million (US$0.2 million), respectively. 1Verge Internet has incurred losses of RMB377.9 million (US$60.9 million) from incorporation to December 31, 2014, Reshuffle Technology has incurred losses of RMB445.9 million (US$71.9 million) from incorporation to December 31, 2014, Chuanxian Technology has incurred losses of RMB310.9 million (US$50.1 million) from incorporation to December 31, 2014, and Jet Brilliant Beijing has incurred profits of RMB1.0 million (US$0.2 million) from incorporation to December 31, 2014. As they have not made accumulated profits to date, they have not been subject to the statutory reserve fund requirements and have not set aside any money to fund the statutory reserve funds or staff welfare and bonus funds. Our PRC subsidiaries have not and will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2014, our PRC subsidiaries had accumulated deficits of RMB1,223.0 million (US$197.1 million) in accordance with PRC accounting standards and regulations.

Regulations on Offshore Investment by PRC Residents

SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued by SAFE on October 21, 2005, regulated foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China for a long time. To further clarify and simplify the implementation of the SAFE Circular No. 75, the SAFE issued the Implementing Rules Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of the Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular No. 19, on May 20, 2011, which came into effect on July 1, 2011. On July 4, 2014, SAFE further issued the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Outbound Investment and Financing and Inbound Investment via Special Purpose Vehicles, or SAFE Circular 37, which has superseded SAFE Circular 75. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into a SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the SAFE Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the SPV registered, such as any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

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

On December 28, 2012, the PRC Labor Contract Law was amended to impose more stringent requirements on labor dispatch , which became effective on July 1, 2013. Pursuant to amended PRC Labor Contract Law, (i) the dispatched contract workers are entitled to equal pay for equal work as compared to a full time employee of an employer, (ii) dispatched contract workers may only be engaged to perform temporary, ancillary or substitute work and (iii) an employer is required to strictly control the number of dispatched contract workers, so that dispatched contract workers do not exceed certain percentage of a total number of employees. “Temporary work” means a position with a term of less than six months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute worker” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Interim Provisions on Labor Dispatch, or the Labor Dispatch Provisions, promulgated by the Ministry of Human Resources and Social Security on January 24, 2014,which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer may not exceed 10% of its total employees (including both directly hired employees and dispatched contract workers); (ii) in the case that the number of dispatched contract workers exceeds 10% of its total employees at the time when the Labor Dispatch Provisions became effective (i.e., March 1, 2014), the employer must formulate a plan to reduce the number of its dispatched contract workers to a number below the statutory cap prior to March 1, 2016; and (iii) the employer’s plan is required to be filed with the local bureau of human resources and social security. Nevertheless, the Labor Dispatch Provisions do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012. In addition, the employer may not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of its total employees.

As of April 28, 2015, one of our PRC entities, Youku Video (Xi’an) Media Technology Co., Ltd. , hired dispatched contract workers exceeding 10% of its total employees. We have already formulated plans to convert the dispatched contract workers to directly hired full-time employees, which we expect to complete within the time frame required under the Labor Dispatch Provisions.

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

C                                       Organizational Structure

Corporate Structure

The following table sets out the details of our principal operating subsidiaries, consolidated affiliated entities and our ownership structure, as of the date of this annual report:

Name	Place of Formation	Relationship	Ownership Structure
1Verge Internet Technology (Beijing) Co., Ltd.	PRC	Wholly owned subsidiary	100% owned by Youku Tudou Inc.
Jet Brilliant Limited	Hong Kong	Wholly owned subsidiary	100% owned by Youku Tudou Inc.
Beiijng Jet Brilliant Advertising Co., Ltd.	PRC	Wholly owned subsidiary	100% owned by Jet Brilliant Limited
Youku Video (Xi’an) Media Technology Co., Ltd.	PRC	Wholly owned subsidiary	100% owned by Jet Brilliant Limited
Trade Lead Investments Ltd.	British Virgin Islands	Wholly owned subsidiary	100% owned by Youku Tudou Inc.
Tudou Holdings Limited	Cayman	Wholly owned subsidiary	100% owned by Youku Tudou Inc.
StarCloud Media Co., Limited	British Virgin Islands	Wholly owned subsidiary	100% owned by Tudou Holdings Limited
Reshuffle Technology (Shanghai) Co., Ltd.(3)	PRC	Wholly owned subsidiary	100% indirectly owned by StarCloud Media Co., Limited
Chuanxian Technology (Shanghai) Co., Ltd.	PRC	Wholly owned subsidiary	100% indirectly owned by StarCloud Media Co., Limited
1Verge Information Technology (Beijing) Co., Ltd.	PRC	Consolidated affiliated entity	80% owned by Mr. Dele Liu, our director and president, and 20% owned by Ms. Qiong Qin, the wife of our founder, Mr. Victor Koo
Zhejiang Dongyang Tianshi Media Ltd.	PRC	Consolidated affiliated entity	70% owned by 1 Verge Information Technology (Beijing) Co., Ltd., 24% owned by Wen Lu and 6% owned by Qiong Hu, both of whom are our employees
Shanghai Quan Toodou Network Science and Technology Co., Ltd.(1)	PRC	Consolidated affiliated entity	67.14% owned by Ms. Qiong Qin and 32.86% owned by Mr. Dele Liu
Shanghai Quan Toodou Cultural Communication Co., Ltd.	PRC	Consolidated affiliated entity	100% owned subsidiary of Shanghai Quan Toodou Network Science and Technology Co., Ltd.
Heyi Pictures Inc.(2)	PRC	Consolidated affiliated entity	95% owned by 1Verge Information Technology (Beijing) Co., Ltd., 5% owned by Huilong Zhu, who is our Senior Vice President

Note:

(1)         On April 8, 2014 , Shanghai Quan Toodou Network Science and Technology Co., Ltd. reduced its registered capital from RMB150 million to RMB70 million. As a result, Ms. Qiong Qin held 67.14% and Mr. Dele Liu held 32.86% of Quan Toodou, respectively.

(2)         On August 15, 2014, Heyi Pictures Inc., or Heyi Pictures, a consolidated affiliated entity, was established by us. Heyi Pictures mainly engages in the business of production and distribution of film and television programs. On December 22, 2014, Youku and 1Verge Internet entered into a series of contractual arrangements with Heyi Pictures and the respective shareholders of Heyi Pictures.

(3)         On December 22, 2014, Reshuffle Technology (Shanghai) Co., Ltd. entered into a transfer agreement with Chuanxian Technology (Shanghai) Co., Ltd. to transfer all its rights and obligations under the series of contractual arrangements with Shanghai Quan Toodou Network Science and Technology Co., Ltd., Qin Qiong and Liu Dele, and the transfer took effect on December 31, 2014.

We have completed the registration of the above registered capital reduce and VIE rights and obligations transfers with the local branch of the SAIC, and have registered the relevant contractual arrangements for newly established Consolidated affiliated entities.

Contractual Arrangements

PRC law currently limits foreign equity ownership of companies that provide Internet content and conduct online advertising businesses. To comply with these foreign ownership restrictions, we operate our websites and provide online video, online advertising services and production of film and television programs in China through a series of contractual arrangements, through our subsidiaries 1Verge Internet and Chuanxian Technology with our consolidated affiliated entities and their respective shareholders. Our significant consolidated affiliated entities include (1) 1Verge Information and its subsidiary Heyi Pictures, (2) Tianshi and (3) Quan Toodou as well as its fully owned subsidiary, Toodou Cultural. We have amended and restated the contractual arrangements that we previously entered into with certain of our consolidated affiliated entities in order to further strengthen our ability to control these entities and receive substantially all of the economic benefits from them. The following is a summary of the contractual arrangements that are currently in effect.

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

The business operations agreement among 1Verge Internet, Tianshi and its shareholders, and the business operations agreement among 1Verge Internet, Heyi Pictures and its shareholders contain terms substantially similar to the business operations agreement described above.

Pursuant to the business operations agreement among  Chuanxian Technology, Quan Toodou and its shareholders, without  Chuanxian Technology’s prior written consent, Quan Toodou may not conduct any transaction that could materially affect its assets, obligations, rights or operations, including but not limited to incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, transfer of any rights or obligations under this agreement to a third party, or have any of its subsidiaries do any of the foregoing. Quan Toodou also agrees to accept any proposals provided by Chuanxian Technology from time to time relating to employment, daily business and financial management. The term of this agreement is ten years and will be extended automatically for successive ten-year periods unless Chuanxian Technology provides written notice at least three months prior to the expiration date. Chuanxian Technology has the exclusive right to terminate the agreement at any time by providing 30 days’ advance written notice to Quan Toodou and to each of its shareholders. Neither Quan Toodou nor any of its shareholders may terminate this agreement prior to the expiration date.

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

The equity interest pledge agreements among 1Verge Internet and the shareholders of Heyi Pictures is substantially similar to the equity interest pledge agreements described above, except that the guarantee scope of the equity interests pledge is limited to Heyi Pictures and its shareholders’ performance of their obligations under, where applicable, the exclusive technical and consulting services agreement and the equity option agreements.

The equity interest pledge agreements among Chuanxian Technology and the shareholders of Quan Toodou is substantially similar to the equity interest pledge agreements described above, except that the guarantee scope of the equity interests pledge is limited to Quan Toodou and its shareholders’ performance of their obligations under, where applicable, the loan agreements, the exclusive technical and consulting services agreement, the equity option agreements and the business operations agreement.

We have registered the pledge of the equity interests in 1Verge Information, Tianshi ,Quan Toodou and Heyi Pictures with the competent local branch of the SAIC. To date, (1) 1Verge Information and its subsidiary Heyi Pictures, (2) Tianshi and (3) Quan Toodou have fully performed their obligations under the relevant agreements and, subject to the terms of the agreements, the obligations will continue until the expiration or early termination of such agreements.

Powers of Attorney. Pursuant to the powers of attorney, the shareholders of 1Verge Information each irrevocably appointed any individual designated by 1Verge Internet in writing who is approved by us as their attorney-in-fact, in a manner approved by us, to vote on her/his behalf and exercise the full voting rights as the shareholder of 1Verge Information under PRC laws and regulations and 1Verge Information’s articles of association.The powers of attorney shall remain effective as long as 1Verge Information exists. At the same time, 1Verge Internet passed a shareholders’ resolution indicating that all activities related to the powers and rights assigned pursuant to the power of attorney agreements shall be exercised at the direction and approval of the Company and the resolution will be effective for the same term as the power of attorney agreements.

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

The shareholders of Heyi Pictures also each executed an irrevocable power of attorney authorizing any individual designated by 1Verge Internet in writing who is approved by us as their attorney-in-fact, in a manner approved by us, to vote on their behalf on all Heyi Pictures matters requiring shareholder approval. The powers of attorney shall remain effective as long as Heyi Pictures exists. At the same time, 1Verge Internet passed a shareholders’ resolution with respect to the powers of attorney for Heyi Pictures with terms substantially similar to the terms described above.

The shareholders of Quan Toodou also each executed an irrevocable power of attorney authorizing any individual designated by Chuanxian Technology in writing who is approved by us as their attorney-in-fact, in a manner approved by us, to vote on their behalf on all Quan Toodou matters requiring shareholder approval. The powers of attorney shall remain effective as long as Quan Toodou exists. At the same time, Chuanxian Technology passed a shareholders’ resolution with respect to the powers of attorney for Quan Toodou with terms substantially similar to the terms described above.

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

The exclusive technical and consulting services agreement between 1Verge Internet and Heyi Pictures is substantially similar to the amended and restated exclusive technical and consulting services agreement between 1Verge Internet and 1Verge Information that is described above.The exclusive technical and consulting services agreement between Chuanxian Technology and Quan Toodou is substantially similar to the amended and restated exclusive technical and consulting services agreement between 1Verge Internet and 1Verge Information that is described above.

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

The equity option agreements among Youku Tudou Inc., 1Verge Internet, Heyi Pictures and the shareholders of Heyi Pictures is substantially similar to the amended and restated equity option agreements entered into in respect of Heyi Pictures described above.

The equity option agreements among Youku Tudou Inc., Chuanxian Technology, Quan Toodou and the shareholders of Quan Toodou is substantially similar to the amended and restated equity option agreements entered into in respect of 1Verge Information described above.

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

The loan agreements among Chuanxian Technology and the shareholders of Quan Toodou contain terms substantially similar to the amended and restated loan agreements between 1Verge Internet and the shareholders of 1Verge Information described above, except that the total amount of loan to be extended to the shareholders of Quan Toodou is RMB70 million.

The loan agreement between 1Verge Internet and one of the shareholders of Heyi Pictures, i.e., Zhu Huilong contain terms substantially similar to the amended and restated loan agreements between 1Verge Internet and the shareholders of 1Verge Information described above, except that the total amount of loan to be extend to Zhu Huilong is RMB5 million.

D                                       Property, Plants and Equipment

Our principal executive offices are located on premises comprising approximately 39,654 square meters in Beijing and Shanghai as of December 31, 2014. We also have nine branches in Guangzhou (two branches), Xi’an, Beijing (two branches), Xiamen, Chengdu and Shenyang. We lease our premises from unrelated third parties. Each of the lessors for the leased premises either has valid title to the property or has proper authorization from the title owner to sublease the property. Below is a summary of the term of each of our material leases and we plan to renew these leases when they expire:

Property	Term
Xi’an premises 1	November 6, 2010 —November 5, 2015
Xi’an premises 2	May 20, 2011—May 19, 2017
Beijing premises 1	May 25, 2008—May 24, 2016
Beijing premises 2	May 10, 2010—May 24, 2016
Beijing premises 3	February 22, 2011—May 24, 2016
Beijing premises 4	May 1, 2012—May 31, 2016
Beijing premises 5	September 16, 2011—May 24, 2016
Beijing premises 6	December 1, 2012—November 30, 2016
Shanghai premises 1	December 15, 2012—October 31, 2015
Shanghai premises 2	May 10, 2010—May 9, 2015
Shanghai premises 3	July 1, 2014—June 30, 2017
Chengde premises	May 15, 2012 —May 14, 2015
Guangzhou premises	December 1, 2012—November 30, 2015

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

A                                       Operating Results (Restated)

Overview

In connection with a routine review by the Securities and Exchange Commission (“SEC”) of our annual report on Form 20-F for the fiscal year ended December 31, 2013 (“2013 20-F”), we revised our accounting treatment for (i) licensed copyrights and (ii) non-monetary exchanges of licensed copyrights, as further described in our consolidated financial statements and related notes, to correct certain errors in the preparation of the previously issued financial statements, and restated our consolidated financial statements for the years ended December 31, 2012 and 2013.

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

As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies who purchase our advertising services and recognize revenues net of these commissions. Our net revenues increased from RMB1.9 billion in 2012 to RMB3.1 billion in 2013 and to RMB4.2 billion (US$680.7 million) in 2014. The number of our brand advertisers increased from 741 in 2012 to 931 in 2013 and to 991 in 2014. Net revenues derived from brand advertising sales accounted for 84.7%, 88.0% and 85.8% of our total net revenues in 2012, 2013 and 2014, respectively. We incurred net losses of RMB402.8 million, RMB600.1 million and RMB837.5 million (US$135.0 million) in 2012, 2013 and 2014, respectively. The increase in net losses from 2013 to 2014 was primarily due to significant bandwidth and content costs, operating expenses and capital expenditures required to ramp up our business and operations at the early stage of development of our business.

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

Net Revenues

We currently derive majority of our net revenues from online advertising services. Our online advertising sales consist of mainly brand advertising services, which accounted for approximately 84.7%, 88.0% and 85.8% of our net revenues in 2012, 2013 and 2014, respectively. As is customary in the advertising industry in China, we offer commissions to third-party advertising agencies and recognize revenues net of these commissions. We also derive an increasing portion of our net revenues from other sources, such as our web-based and mobile subscription video services, and sub-licensing fees and barter transaction benefits from authorized sub-licensing of content, of which we license from content providers the exclusive rights for self-use and sub-licensing for online distribution to other online video websites.  Such other revenues accounted for 15.3%, 12.0% and 14.2% of our net revenues in 2012, 2013 and 2014, respectively. The following table sets forth the principal components of our net revenues by amount and as a percentage of our total net revenues for the periods presented.

	Year Ended December 31,
	2012		2013		2014
	(As Restated)		(As Restated)
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Brand advertising revenues (1)	1,617,173	84.7	2,701,644	88.0	3,622,546	583,849	85.8
Other revenues	292,629	15.3	367,350	12.0	600,848	96,839	14.2

Net revenues (1)	1,909,802	100.0	3,068,994	100.0	4,223,394	680,688	100.0

(1)           Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 1, as set forth below:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	442,663	584,978	767,499	123,698

Brand Advertising. We derive our revenues primarily from brand advertising sales. We provide in-video, display, sponsorships and other forms of advertising solutions on our website to a broad base of brand advertisers, including leading international and domestic companies in various industries. We derived a majority of our brand advertising revenues from in-video advertisements. Advertisers purchase our online advertising services primarily through third-party advertising agencies, and the number of our advertisers increased significantly from 741 in 2012 to 931 in 2013 and to 991 in 2014. We price our advertising services based on various factors, including the form of third-party advertising, the specific targeting requirements, the duration of the time slot purchased and popularity of the content in which the advertisements will be placed. Prices for the aggregate time slots purchased by each advertiser or advertising agency are fixed under sales contracts, typically at a discount to our list prices. We review and adjust our list prices annually.

Net revenues derived from brand advertising sales have grown significantly in the past, which was attributable to an increase in the number of advertisers and rising average spend per advertiser. Brand advertising sales accounted for 84.7%, 88.0% and 85.8% of our net revenues in 2012, 2013 and 2014, respectively. We expect our brand advertising revenues to continue to grow as we focus on expanding our advertiser base and increasing the advertising spend of key advertisers.

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

Other Revenues. We seek to diversify our revenue sources over time by expanding our mobile and web-based subscription services and other product offerings. In June 2011, we officially launched our subscription services paid content platform featuring advertisement-free premium content, such as high-definition movies. Since its beta launch, subscription services has processed more than 24.5 million paid orders, which include both pay-per-view and subscription orders. We seek to grow subscription-based and pay-per-view services over time and the revenues we derived from this business is growing.  We license from content providers the exclusive rights for both self-use and sub-licensing of certain content. We sub-license such content within its authorized sub-licensing scope to other video websites and receive sub-licensing fees or non-exclusive rights of certain content with the same fair value from such websites. Moreover, we work with e-commerce companies to provide video-enabling merchandise demonstration services to their premium retail members. We share revenues with the e-commerce companies for the service fees they charge their members. Our other revenues accounted for 15.3%, 12.0% and 14.2% of our net revenues in 2012, 2013 and 2014, respectively.

Cost of Revenues

Cost of revenues consists primarily of (i) content costs (ii) bandwidth costs (iii) depreciation of our servers and other equipment, and (iv) VAT and business tax. The following table sets forth the components of our cost of revenues for the periods indicated.

	Year Ended December 31,
	2012	2013	2014
	(As Restated)	(As Restated)
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues	1,909,802	3,068,994	4,223,394	680,688

Cost of revenues:
Content costs	(829,534)	(1,432,409)	(2,017,158)	(325,107)
Bandwidth costs	(524,623)	(685,650)	(917,337)	(147,848)
Depreciation and impairment of servers and other equipment	(68,569)	(130,423)	(99,440)	(16,027)
VAT and business tax	(169,283)	(276,497)	(365,762)	(58,950)

Total cost of revenues	(1,592,009)	(2,524,979)	(3,399,697)	(547,932)

Content Costs. Content costs consist of amortization expense for licensed content, self-produced content, revenue sharing cost to web-based content, salaries and benefits for our content team. Our content costs increased significantly from 2012 to 2013 and again in 2014, as we built a large and comprehensive online video content library during this period. The increase in content cost was due to both amortization expense for licensed content due to substantial increase in unit acquisition cost of professional content, such as licensing fees for television serial dramas, movies and variety shows, and investment in self-produced content, content for Youku VIP & Tudou VIP and web-based content. The term of licenses for our professionally produced content generally ranges from one year to ten years. We expect our content costs to grow on an absolute basis as we expand our content library and increase our investment in other content categories.

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

Depreciation of Servers and Other Equipment. We include depreciation expense for servers and other equipment that are directly related to our business operations and technical support in our cost of revenues. Our depreciation expense increases from 2012 to 2013 because substantial investments in building out our CDN infrastructure during this period; but decreases from 2013 to 2014 due to assest impairment. We expect our depreciation expense to increase on an absolute basis as we continue to invest in additional servers and other equipment. However, we expect our depreciation expense as a percentage of our net revenues to decrease over time since we made substantial upfront capital expenditures at an early stage of our development that are not expected to increase as quickly as our net revenues.

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

	Year Ended December 31,
	2012	2013	2014
		(As Restated)
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing	(363,707)	(691,148)	(1,027,508)	(165,604)
Product development	(172,885)	(284,581)	(413,822)	(66,696)
General and administrative	(238,112)	(267,721)	(250,726)	(40,410)

Total operating expenses	(774,704)	(1,243,450)	(1,692,056)	(272,710)

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of salaries and benefits and commissions for our sales and marketing personnel and marketing and promotional expenses. Our sales and marketing expenses increased significantly from 2012 to 2014, which primarily reflects rapid expansion of our sales team and our increased spending on marketing and brand promotional activities. We expect that our sales and marketing expenses will increase in absolute amount in the near term as we expect to hire additional sales personnel and invest in brand enhancement effort and sales support activities.

Product Development Expenses. Product development expenses consist primarily of salaries and benefits for product development personnel. Our product and development expenses increased significantly from 2012 to 2014, which primarily reflects an increase in salaries and benefits for our product development personnel mainly resulting from the headcount and compensation level increase. We expect our product development expenses on an absolute basis to increase as we intend to hire additional product development personnel to further expand our technology platform, enhance user experience and support the expected growth of our business.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and benefits for our general and administrative personnel. Our general and administrative expenses increased slightly from 2012 to 2013 and decreased slightly from 2013 to 2014, which primarily reflects the decrease of bad debt provision due to the improvement on the cash receipts of accounts receivable. We expect our general and administrative expenses to increase in the future as our business grows and we continue to incur increased costs related to complying with our compliance and reporting obligations under the U.S. securities laws as a public company.

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

1Verge Information, a company incorporated in PRC and a consolidated affiliated entity of which our company is the primary beneficiary, is located in the Beijing Zhongguancun Science Park and was granted “high and new technology enterprise” status and was entitled to a preferential income tax rate of 15% in 2009, 2010 and 2011. However, 1Verge Information failed to maintain its “high and new technology enterprise” status during the three-year review in 2012, and the applicable enterprise income tax rate increased to 25%. 1Verge Internet was recognized as “high and new technology enterprise” under the New EIT Law on December 24, 2010 and was entitled to preferential tax rate of 15% for the years of 2010, 2011 and 2012. 1Verge Internet was recognized as a “high and new technology enterprise” on November 11, 2013, and its applicable enterprise income tax rate remained at 15% for year 2013. During 2013, 1 Verge Internet obtained “Software Enterprise” certificate, and the related tax holiday will expire on January 1, 2019. Accordingly, the income tax rate for 1Verge Internet is 0% for years 2014 and 2015, and 12.5% for years 2016, 2017, and 2018.

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

Under the New EIT Law and its implementation rules, dividends from our PRC subsidiaries out of earnings generated after January 1, 2008 are subject to withholding tax. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax. Dividends of 1Verge Internet, which is our PRC subsidiary directly held by our company, to our company is subject to withholding tax at a rate of 10%. Dividends of Jet Brilliant Beijing, which is our PRC subsidiary directly held by our Hong Kong subsidiary Jet Brilliant, will, upon approval from the local tax authority, benefit from a reduced withholding tax rate of 5% under the Arrangement between the PRC and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital. However, if our Hong Kong subsidiary is not considered to be the beneficial owner of any such dividends, such dividends would be subject to withholding tax at a rate of 10% rather than a preferential rate of 5%. Tudou Holdings Limited, our wholly owned subsidiary, has contractual arrangements with Quan Toodou and its subsidiaries, who in turn applied the funds from those loans as the paid-in capital or working capital of Quan Toodou. Chuanxian Technology, a subsidiary of Tudou Holdings Limited, provides technology consulting services to Quan Toodou and its subsidiaries. Dividends of Chuanxian Technology, our PRC subsidiary, is subject to withholding tax at a rate of 10%. Jet Brilliant has not obtained the approval for a withholding tax rate of 5% from the local tax authority and does not plan to obtain such approval in the near future because Jet Brilliant Beijing has paid no dividends from April 27, 2010 to December 31, 2014 and does not plan to pay dividends in the future as it expects to continue to incur losses.  See “Item 3. Key Information—Risk Factors—Risks Related to Doing Business in China—Our global income and the dividends that we may receive from our PRC subsidiaries may be subject to PRC taxes under the PRC Enterprise Income Tax Law, which would have a material and adverse effect on our results of operations.”

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

Online Advertising Services. Advertising contracts are signed to establish the fixed price and advertising services to be provided. Pursuant to the advertising contracts, we provide advertisement placements on our web pages in different formats, including but not limited to video, banners, links, logos and buttons. We make a credit assessment of the customer to assess the collectability of the contract price prior to entering into contracts. For those contracts for which the collectability was assessed as not reasonably assured, we recognize revenue only when the cash is received and all other revenue recognition criteria are met.

For contracts where we provide customers with a bundle of advertising services, we first determine whether each identified deliverable qualifies as a separate unit of accounting. For each unit of accounting, we allocate arrangement consideration in accordance with Accounting Standards Codification, or ASC, subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements (“ASC 605-25”). Pursuant to ASC 605-25, a contingent revenue feature limits the amount of arrangement consideration that is otherwise allocable to a delivered item that can be separately accounted for to the amount that is not contingent on the vendor’s completion of the remaining performance obligations, without considering the likelihood of the vendor’s performance. For bundled arrangements, our right to receive consideration from the customer for delivered items is contingent upon the successful delivery of the remaining undelivered items primarily because our contracts are silent on our rights to partial payment on delivered items when advertising services remain to be delivered and there is no specified formula in the contract nor an agreed practice with customers to determine the value of partially delivered services.

Therefore, the amount allocated to delivered items in a bundled arrangement is limited to the non-contingent amount, regardless of our historical experience with respect to resolution of such contingencies. Once the arrangement consideration has been allocated in accordance with ASC 605-25, all of which is to the last deliverable, or the combined unit of accounting when there are other services to be delivered together with the last deliverable (“combined unit of accounting”), we recognize revenue when all the revenue recognition criteria under ASC 605-10 are met. Specifically, under ASC 605-10, our historical experience with respect to the successful delivery of the last deliverable or the combined unit of accounting, without providing concessions to its customer, is considered when evaluating whether fees are fixed or determinable, and consequently, the timing of revenue recognition.

We have historically demonstrated our ability to successfully complete delivery of the last deliverable or the combined unit of accounting without providing concessions. Accordingly, the abovementioned contingency is deemed to be resolved at the beginning of the performance period of the last deliverable or combined unit of accounting, and service revenue is recognized using the proportionate performance method over the performance period of the last deliverable in the arrangement or the remaining service period of the combined unit of accounting, respectively. We regularly monitor our ability to complete delivery of the last deliverable or the combined unit of accounting, without providing concessions, and in the event that such delivery is not certain without providing additional concessions to its customer, we will defer recognition until such time payment becomes due. Revenue is also deferred when non-refundable payments are received from customers prior to satisfaction of the other revenue recognition criteria discussed above.

We provide various sales incentives to our customers, including cash incentives in the form of commissions to certain third-party advertising agencies (See Note 3—“Commissions to third-party advertising agencies”) and non-cash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. We have a general policy regarding the volume of advertising services to be provided free of charge which depends largely on the volume of advertising services purchased by the advertiser. We evaluate all advertising services in a bundled arrangement, whether provided for consideration or free or charge, pursuant to ASC 605-25 to determine whether it qualifies as a deliverable and separate unit of accounting.

Sub-licensing. We also generate revenues from sub-licensing content licensed from third party vendors for cash and through nonmonetary exchanges with other online video broadcasting companies. The exclusive licensing agreement we enter into with the vendors has a definitive license period and gives us rights to sub-license these contents to other third parties. We enter into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, we receive a fixed amount of the sub-license fee upfront under the sub-licensing arrangements and do not have any future obligation once it has provided the underlying content to the sub-licensee, which is provided at or before the beginning of the sub-license period. In accordance with ASC subtopic 926-605, Entertainment-Films: Revenue Recognition (“ASC 926-605”), we recognize the amount of the sub-license fee as revenue at the beginning of the sub-license period only when we meet all the following criteria: persuasive evidence of a sub-licensing arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sub-license period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured.

We also enter into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provides rights for each respective party only to broadcast the licensed copyrights received on its own website; though, each party retains the right to continue broadcasting and / or sublicense the rights to the content it surrendered in the exchange. These nonmonetary exchanges of content are recognized at fair value and barter sublicensing revenues are recognized in accordance with the same ASC 926-605 criteria above, when there are no other future obligations under the agreement. Please refer to the “Barter transactions” accounting policy.

Mobile value-added services, or MVAS. We generate revenue from MVAS through partnership agreements with third party mobile network operators. We provide video clips to mobile network operators for their mobile phone users. Users pay a monthly subscription fee to the mobile network operator to access the video channel or pay on a per-clip download basis, and we share the fees collected by the mobile network operator for such services. MVAS revenue is generally recognized when we receive monthly statements from the mobile network operators indicating the transaction volume generated by their mobile phone users that are subject to revenue share with us. For smaller mobile network operators, we defer revenue recognition until cash is received.

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

Subscription service. We operate a paid content platform where users can have access to advertisement-free premium content, such as high-definition movies. The subscription fee is time-based and is collected up-front. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue and revenue is recognized ratably over the period of subscription as services are rendered. We evaluated the principal versus agent criteria and determined that we are the principal in the transaction and accordingly, records revenue on a gross basis. In determining whether to report subscription service revenue on a gross basis, we assess whether we enter into contracts with viewers, who bears the credit risk and who has the price setting capabilities. Service fees levied by online and mobile payment channels are recorded as the cost of revenues in the same period as the revenue for the subscription fee is recognized.

Barter Transactions. We enter into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provides rights for each respective party only to broadcast the licensed copyrights received on its own website; though, each party retains the right to continue broadcasting and / or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges in accordance with ASC 845, Nonmonetary Transactions (“ASC 845”), and record the transaction based on the fair value of the asset surrendered.

We estimate the fair value of the content surrendered by deriving an “average transaction price” using actual cash sublicensing transactions for the same content with comparable counterparties, when available. The comparability of counterparties is assessed based on a number of factors, including relative size and scale, as well as market share of online viewership traffic they generate. In instances when we do not have actual cash sublicensing transactions for the same content as reference points, the estimates of fair value of the content surrendered is derived using an average transaction price of cash sublicenses of content that is similar in nature with comparable counterparties. To assess whether the content is similar in nature to the bartered content, we consider, amongst others, (1) the type of content (i.e. movie, television series, variety shows); (2) the geographic origination source of the content; and (3) the timing in which the similar content is broadcasted.

The attributable cost of the barter transaction is recognized as cost of revenue through the amortization of the sublicensing right component of the exclusive licensed copyright (See Note 3—“Licensed copyrights, net”), computed using the individual-film-forecast computation method.

Barter transactions other than exchange of licensed copyrights We enter into cross-promotional agreements, which consists of advertising-for-advertising, advertising for licensed copyrights of content, or advertising-for-content, and licensed copyrights of content for advertising, or content-for-advertising, barter transactions. We account for advertising-for-advertising barter transactions in accordance with ASC subtopic 605-20, Revenue Recognition: Services. Such advertising barter transactions are recorded at fair value only if the fair value of the advertising surrendered in the transaction is determinable based on our own historical practice of receiving cash for similar advertising from customers unrelated to the counterparty in the barter transaction. If the fair value of the advertising surrendered in the barter transaction is not determinable, the transaction should be recorded based on the carrying amount of the advertising surrendered. We account for advertising-for-content barter transactions in accordance with ASC subtopic 920-845, Entertainment-Broadcasters. Nonmonetary Transactions, and such barter transactions are recorded at the estimated fair value of the licensed copyrights received. Lastly, we refer to ASC subtopic 926-845, Entertainment-Films: Nonmonetary Transactions to account for the content for advertising barter transactions, and such barter transactions are recorded at the fair value of the licensed copyrights surrendered or the advertising received, whichever is more readily determinable. The volume and total fair value for each type of the barter transactions described above were insignificant for each of the years presented..

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

Share-Based Compensation Expenses

Our share-based compensation plan is described in more detail under “Item 6B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.” We grant options to employees and non-employees. As of March 31, 2015, options and restricted share units to purchase 162,745,938 ordinary shares were outstanding. The following table sets forth the options granted since the adoption of the Plan that were outstanding as of March 31, 2015:

Date of Option Grant	Options Outstanding	Exercise Price	Weighted- average Fair Value of Option	Fair Value of Ordinary Shares
		(US$)	(US$)	(US$)
Prior to 2011	42,244,812	—	—	—
January 26, 2011	2,847,060	0.6905	0.4212	0.9878
September 1, 2011	1,999,998	1.3928	0.7350	1.3928
October 13, 2011	1,138,068	0.5695	0.5796	0.9878
December 20, 2011	717,750	0.3623	0.6560	0.9878
January 3, 2012	—	0.3860	0.6629	0.9878
February 23, 2012	5,695,254	0.5298	0.6157	0.9878
October 2, 2012	2,228,454	1.0389	0.5508	1.0389
April 2, 2013	9,525,960	0.9083	0.4828	0.9083
October 2, 2013	1,507,572	1.5922	0.8190	1.5922
December 2, 2013	400,014	1.5656	0.7580	1.5656
March 2, 2014	495,018	1.8439	0.9600	1.8439
October 15, 2014	20,000,016	0.9000	0.5820	0.9000
December 2, 2014	100,008	0.9800	0.4840	0.9800

Total	88,899,984

Date of Restricted Share Unit Grants	Restricted Share Units Outstanding	Exercise Price	Weighted- average Fair Value of Restricted Share Units	Fair Value of Ordinary Shares
		(US$)	(US$)	(US$)
Prior to 2012	5,939,082	—	—	—
January 6, 2012	1,202,742	—	0.9161	0.9161
March 1, 2012	1,554,174	—	1.3967	1.3967
October 1, 2012	1,879,848	—	1.0217	1.0217
April 1, 2013	11,786,076	—	0.9317	0.9317
October 1, 2013	9,964,692	—	1.5222	1.5222
December 1, 2013	399,114	—	1.5656	1.5656
March 1, 2014	26,694,972	—	1.1328	1.1328
April 1, 2014	812,520		1.5578	1.5578
June 1, 2014	1,713,600		1.0833	1.0833
September 1, 2014	6,504,282		1.1000	1.1000
October 1, 2014	185,634		0.9956	0.9956
October 15, 2014	3,000,006		0.9167	0.9167
December 1, 2014	2,209,212		1.0278	1.0278

Total:	73,845,954

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

We have accounted for equity instruments issued to non-employees in accordance with the provisions of ASC 718-10 and ASC subtopic 505-50, Equity: Equity-based Payments to Non-Employees. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date in which the counterparty’s performance is completed.

Consolidation of Affiliated Entities

PRC law currently restricts foreign ownership of Internet content and advertising businesses. To comply with these foreign ownership restrictions, we operate our Youku and Tudou platforms and provide online advertising services in China through our principal consolidated affiliated entities, each a PRC company wholly owned by shareholders who are PRC citizens and senior executive officers, employees or affiliates of us. Among other things, 1Verge Information and Quan Toodou are the operator and Internet content provider of our websites and hold the primary qualifications required to conduct our online video and advertising operations. Either of our wholly owned subsidiaries 1Verge Internet and Chuanxian Technology, as the case may be, enters into contractual arrangements with our consolidated affiliated entities and their respective shareholders, pursuant to which our wholly owned subsidiaries extended loans to the shareholders of these consolidated affiliated entities, who in turn applied the funds from those loans as their respective paid-in capital. Our wholly owned subsidiaries provide technology consulting services to the consolidated affiliated entities and have licensed certain trademarks and domain names to them. Despite the lack of technical majority ownership, a parent-subsidiary relationship exists between us and our consolidated affiliated entities, whereby the shareholders of the consolidated affiliated entities effectively assigned all of their voting rights underlying their equity interest in the consolidated affiliated entities to us. In addition, through the contractual arrangements, we demonstrate our ability and intention to exercise the ability to absorb substantially all the profits and the expected losses of the consolidated affiliated entities. Based on all the aforementioned contractual arrangements, we consolidate the affiliated entities as required by ASC subtopic 810-10, Consolidation: Overall.

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

Licensed copyrights, net

Licensed copyrights relate to titles to movies, television series, variety shows, animations and other video content acquired from external parties. The license fees are capitalized and a corresponding liability recorded when cost of the content is known, the content has been accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our websites. Licensed copyrights are carried at the lower of unamortized cost or net realizable value. The terms of the licenses for professionally produced content vary depending on the type of content and producers, but the terms for movies and television serial dramas typically range from six months to ten years. Licensed copyrights are presented on the balance sheet as current and non-current based on estimated time of usage.

We have two types of licensed copyrights, 1) non-exclusive licensed copyrights and 2) exclusive licensed copyrights. With non-exclusive licensed copyrights, we have the right to broadcast the contents on its own websites. While, with exclusive licensed copyrights, in addition to the broadcasting right, we also have the right to sub-license the underlying contents to third parties.

Non-exclusive licensed copyrights, which only generate indirect advertising revenues, are generally amortized using an accelerated method based on historical viewership consumption patterns. The amortization of certain licensed video content other than movies, television series, variety shows and animations is on a straight-line basis, as the consumption pattern based on historical viewing data supports this method. Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. When the amortization pattern is revised, it is accounted for as a change in accounting estimate prospectively in accordance with ASC 250, Accounting Changes and Error Corrections (“ASC 250”).

Exclusive licensed copyrights generate both direct sublicensing and indirect advertising revenues. The purchase cost of exclusive licensed copyrights includes a broadcasting right and a right to sublicense to third parties and we allocate the content cost to these two rights when the exclusive licensed copyright is initially recognized based on the relative portion of our estimate of the total revenues that will be generated by each right. For the broadcasting right, which is the portion of an exclusive licensed copyright that generates indirect advertising revenues, the content costs are amortized using an accelerated method based on historical viewership consumption patterns, which is the same with that of non-exclusive licensed copyrights as discussed above. For the right to sublicense to third parties, which is the portion of an exclusive licensed copyright that generates direct revenues, the content costs are amortized in accordance with ASC 926 using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of the sum of sublicensing revenues and barter sublicensing revenues generated for the current period to the total direct revenues estimated to be generated by the exclusive licensed copyrights for their whole license period or estimated useful lives. We revisit the forecasted total direct revenues on a periodic basis and any resulting changes to such estimates and the resulting amortization expense are accounted for prospectively as a change in accounting estimate in accordance ASC 250.

On a periodic basis, we evaluate the program usefulness of licensed copyrights pursuant to the guidance in ASC 920-350 Intangibles — Goodwill and Other: Recognition which provides that such rights be reported at the lower of unamortized cost or estimated net realizable value. When there is a change in the expected usage of licensed copyrights, we estimates net realizable value of licensed copyrights to determine if any impairment exists.

For non-exclusive licensed copyrights which only generate indirect advertising revenues, net realizable value is determined by estimating the expected cash flows from advertising less any direct costs, over the remaining useful lives of the non-exclusive licensed copyrights. We monetize our licensed copyrights with branding customers based on the different content channels available on our platforms. Therefore, we estimate advertising cash flows for each category of content separately, such as movies, television series, variety shows, animations and other video contents. Estimates that impact advertising cash flows include anticipated levels of demand for our advertising services and the expected selling prices of advertisements.

For exclusive licensed copyrights, as they generate indirect advertising revenues as well as direct revenues from sublicensing, in addition to the net cash flows from advertising, we also consider the expected sublicensing cash flows, less any direct costs, over the remaining useful lives of the exclusive licensed copyrights when determining net realizable value. There has been no impairment of goodwill in any of the years presented.

Intangible assets, net

The advertising license is amortized using the straight-line method over the remaining term of the license.

The intangible assets acquired in the merger with Tudou, namely technology, customer relationships, non-compete agreement, and domain name, trademark and online video license, are recognized and measured at the fair value as of the acquisition date.

The technology and customer relationship are amortized using the straight-line method over the estimated useful life. The non-compete agreement and adaptation rights are amortized using the straight-line method over the contractual period. The user generated content is amortized using an accelerated method over the estimated useful life, which is expected to be two years.

Intangible assets with definite useful lives are carried at cost less accumulated amortization and impairment loss, if any.

Domain name, trademark and online video license acquired from the Merger of Tudou may be renewed indefinitely at little cost and we intends to renew the domain name, trademark and online video license indefinitely.

The initial registration fee for the domain names and the renewal fees for the online video licenses and trademarks are expensed as incurred. Intangible assets with an indefinite useful life are not amortized, instead, they are tested for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. We assess indefinite-lived intangible assets for impairment in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles — Goodwill and Other on October 1 of each year. We perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired based on guidance in ASU No. 2012- 02, Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. If it is more likely than not the fair value of such an asset exceeds its carrying value, we would not need to calculate the fair value of the asset that year. However, if we conclude otherwise, a quantitative impairment test is performed. The quantitative impairment test consists of calculating the fair value of the asset and comparing it to the carrying amount. If the carrying amount exceeds its fair value, an impairment loss in an amount equal to that excess will be recognized. There has been no impairment charges realized on our indefinite-lived intangible assets in any of the years presented.

Impairment of long-lived assets other than goodwill

We evaluate long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives other than licensed copyrights, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment, or ASC 360-10: Overall. When such events occur, we assess the recoverability of the long-lived assets based on the undiscounted future cash flows the long-lived assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the assets group plus net proceeds expected from the eventual disposition of the long-lived assets if any, is less than the carrying value of the assets group. If we identify an impairment, we reduce the carrying value of the long-lived assets to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. We use estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of its carrying value or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.

Due to the continuing operating losses incurred, we determined an impairment indicator existed for its long-lived assets during 2013. In accordance with ASC 360, we first performed a recoverability test at an asset group level, which includes the long-lived assets and certain other assets and liabilities, that when used together, is able to generate the lowest level of largely independent identifiable cash flows from other assets and liabilities. We determined that the asset group subject to the recoverability test includes prepayments for licensed copyrights, licensed copyrights, advertising license, technology, non-compete agreement, customer relationship, user generated content, capitalized content production costs, property, plant and equipment, with a total carrying amount of RMB986,112. We assessed the recoverability of the asset group based on the undiscounted future cash flows associated with the asset group with the assistance of an independent third-party valuation firm. The undiscounted cash flows for the asset group were based on a 2.5 year projection period, which is the remaining useful life of the licensed copyrights, which were determined to be the primary asset of the asset group. Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments, as well as certain market assumptions. The recoverability test indicated that the undiscounted cash flows were less than the carrying value of the related asset group. We then proceeded to determine the fair value of the asset group in accordance with ASC 820-10, Fair value measurement: Overall, with the assistance of an independent third-party valuation firm. We concluded that our current usage of assets represented the highest and best use of market participants. A discount rate of approximately 16% was used in the valuation which reflects the market assessment of the risks specific to our industry and is based on the weighted-average cost of capital for the asset group. The fair value of the asset group was determined to be RMB878,786 as of July 1, 2013.

An impairment charge of RMB nil, RMB107,326 and RMB nil was recorded for the years ended December 31, 2012, 2013, and 2014, respectively. In 2013, the impairment charge was allocated to each long-lived assets of the asset group subject to the scope of ASC 360-10, on a pro rata basis using their relative carrying amounts, except that carrying amount of an individual long-lived asset cannot be reduced below its fair value. While part of the asset group, since the lincensed copyrights are not within the scope of ASC 360-10, and already reported at lower of unamortized cost or estimated net realizable value, no impairment loss was allocated to licensed copyrights. The impairment charge was recorded in cost of revenue and other operating expenses for the year ended December 31, 2013 as follows:

As of December 31, 2013
(As Restated)
(RMB in thousands)
Cost of revenues	68,941
Product development	10,725
Sales and marketing	16,282
General and administrative	11,378
Total	107,326

In accordance with ASC 360-10, impairment losses on long-lived assets to be held and used were reflected as a permanent write-down of the cost basis of the affected assets. Accordingly, we eliminated the previously recorded cost and accumulated depreciation or amortization of the impaired long-lived assets.

Income Taxes

We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate. We have elected to classify interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of comprehensive loss.

We apply the provisions of ASC subtopic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. We recognize in our consolidated financial statements the benefit of a tax position if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Our estimated liability for unrecognized tax benefits are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. As each audit is concluded, adjustments, if any, are recorded in our financial statements. Additionally, in future periods, changes in facts and circumstances, and new information may require us to adjust the recognition and measurement estimates with regard to changes in individual tax position. Changes in recognition and measurement estimates are recognized in the period which the change occurs.

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

	Year Ended December 31,
	2012	2013	2014
	(As Restated)	(As Restated)
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues (1)	1,909,802	3,068,994	4,223,394	680,688
Cost of revenues	(1,592,009)	(2,524,979)	(3,399,697)	(547,932)

Gross profit	317,793	544,015	823,697	132,756
Operating expenses:
Sales and marketing	(363,707)	(691,148)	(1,027,508)	(165,604)
Product development	(172,885)	(284,581)	(413,822)	(66,696)
General and administrative	(238,112)	(267,721)	(250,726)	(40,410)

Total operating expenses	(774,704)	(1,243,450)	(1,692,056)	(272,710)
Government grant income	10,119	25,489	22,631	3,647
Loss from operations	(446,792)	(673,946)	(845,728)	(136,307)
Interest income	45,478	29,972	61,330	9,885
Interest expense	(3,989)	(545)	—	—
Share of net loss of equity investee	—	—	(840)	(135)
Others, net	(904)	45,084	(461)	(74)

Loss before income taxes	(406,207)	(599,435)	(785,699)	(126,631)
Income tax benefit (expense)	3,416	(673)	(51,827)	(8,353)

Net loss	(402,791)	(600,108)	(837,526)	(134,984)

(1)                                 Net revenues are presented net of commissions earned by third-party advertising agencies, as the term is defined on page 1, as set forth below:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Commissions earned by third-party advertising agencies	442,663	584,978	767,499	123,698

Comparison of the Years Ended December 31, 2013 and 2014

Net Revenues. Our total net revenues increased significantly from RMB3.1 billion in 2013 to RMB4.2 billion (US$680.7 million) in 2014. This increase was primarily due to a substantial increase in our revenues from brand advertising sales and other sources, such as mobile subscription services and sub-licensing of licensed content to other video websites.

Our brand advertising revenues increased significantly from RMB2.7 billion in 2013 to RMB3.6 billion (US$583.8 million) in 2014.This increase was mainly attributable to the increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by the increased average spend per advertiser from RMB3.5 million in 2013 to RMB4.4 million in 2014 and by an increase in the number of advertisers from 931 in 2013 to 991 in 2014, representing a 26% and 6% increase, respectively.

Cost of Revenues. Our cost of revenues increased significantly by 34.6% from RMB2.5 billion in 2013 to RMB3.4 billion (US$547.9 million) in 2014.The increase in our cost of revenues was due to the increases in content costs, bandwidth costs and VAT and business tax.

•             Content Costs. Our content costs increased by40.8% from RMB1.4 billion in 2013 to RMB2.0 billion (U$325.1 million) in 2014. This was primarily due to the rapid expansion of our content library, especially for premium and popular content and the continued increase in unit acquisition cost of professionally produced content, such as licensing fees for television serial dramas and movies.

•             Bandwidth Costs. Our bandwidth costs increased by 34% from RMB685.7 million in 2013 to RMB917.3 million (US$147.8 million) in 2014, resulting from the increased bandwidth needs to support the growth of our user traffic and a better user experience.As a percentage of net revenues, our bandwidth costs is 21.7% in 2014, which is consistent with 2013.

•             Depreciation and Impairment of Servers and Other Equipment. Depreciation of our servers and other equipment decreased by 24% from RMB130.4 million in 2013 to RMB99.4 million (US$16.0 million) in 2014, as we acquired more servers and other equipment to accommodate increased user traffic.

•             VAT and Business Tax. VAT and business tax we incurred increased significantly from RMB276.5 million in 2013 to RMB365.8 million (US$59.0 million) in 2014, in line with the growth in our revenues before deduction of commissions earned by third-party advertising agencies.

Operating Expenses. Our operating expenses increased by 36% from RMB1.2 billion in 2013 to RMB1.7 billion (US$272.7 million) in 2014, primarily due to the increases in sales and marketing expenses and product development expenses, which reflected the general growth of our business.

•             Sales and Marketing Expenses. Our sales and marketing expenses increased by 48.7% from RMB691.1 million in 2013 to RMB1.0 billion (US$165.6 million) in 2014. This increase was primarily due to rapid expansion of our sales team, our increased spending on marketing activities, and impairment charges on intangible assets and property and equipment, such as furniture, computer equipment.

•             Product Development Expenses. Our product development expenses increased significantly by 45.4% from RMB284.6 million in 2013 to RMB413.8 million (US$66.7 million) in 2014, primarily due to an increase in salaries and benefits for our product development personnel as a result of the headcount and compensation level increase.

•             General and Administrative Expenses. Our general and administrative expenses decreased by 6.3% from RMB267.7 million in 2013 to RMB250.7 million (US$40.4 million) in 2014, primarily due to the decrease of bad debt provision due to the improvement on the cash receipt of accounts receivable.

Interest Income. Our interest income increased from RMB30.0 million in 2013 to RMB61.3 million (US$9.9 million) in 2014, primarily due to the increase of cash and cash equivalents and 13-month time deposits.

Interest Expense. Our interest expense decreased from RMB0.5 million in 2013 to RMB nil million in 2014, primarily due to repayment of venture debt principal in year 2013.

Taxation. In 2013, income tax expense was RMB0.7 million, which included RMB3.4 million current year income tax and RMB2.7 million income tax benefit. In 2014,income tax expense was RMB51.8 million (US$8.4 million), which is current year income tax.

Net Loss. As a result of the foregoing, our net loss increased from RMB600.1 million in 2013 to RMB837.5 million (US$135.0 million) in 2014, primarily due to the increases in our sales and marketing efforts, content costs, income tax expense and bandwidth costs.

Comparison of the Years Ended December 31, 2012 and 2013

Net Revenues. Our total net revenues increased significantly from RMB1.9 billion in 2012 to RMB3.1 billion in 2013. This increase was primarily due to a substantial increase in our revenues from brand advertising sales and other sources, such as mobile subscription services and sub-licensing of licensed content to other video websites.

Our brand advertising revenues increased significantly from RMB1.6 billion in 2012 to RMB2.7 billion in 2013.This increase was mainly attributable to increased use by brand advertisers of our advertising services to promote their brands and market their products and services, as evidenced by the increased average spend per advertiser from RMB2.8 million in 2012 to RMB3.5 million in 2013 and by an increase in the number of advertisers from 741 in 2012 to 931 in 2013, representing a 25% and 26% increase, respectively.

Cost of Revenues. Our cost of revenues increased significantly by 58.6% from RMB1.6 billion in 2012 to RMB2.5 billion in 2013.The increase in our cost of revenues was due to increases in content costs, bandwidth costs, impairment charge for intangible assets depreciation and impairment of servers and other equipment and VAT and business tax.

•             Content Costs. Our content costs increased significantly from RMB829.5 million in 2012 to RMB1,432.4 million in 2013. This was primarily due to amortization expense for licensed copyrights in line with the rapid expansion of our content library, especially for premium and popular content and the impairment charges on licensed copyrights.

•             Bandwidth Costs. Our bandwidth costs increased by 31% from RMB524.6 million in 2012 to RMB685.7 million in 2013, resulting from increased bandwidth needs to support the growth of our user traffic and a better user experience.As a percentage of net revenues, our bandwidth costs decreased from 27% in 2012 to 22% in 2013 due to strong operating leverage.

•             Depreciation and Impairment of Servers and Other Equipment. Depreciation of our servers and other equipment increased by 90.2% from RMB68.6 million in 2012 to RMB130.4 million in 2013, as we acquired more servers and other equipment to accommodate increased user traffic. In 2013, there were also impairment charges of RMB55.3 million on servers and other equipment.

•             VAT and Business Tax. VAT and business tax we incurred increased significantly from RMB169.3 million in 2012 to RMB276.5 million in 2013, in line with the growth in our revenues before deduction of commissions earned by third-party advertising agencies.

Operating Expenses. Our operating expenses increased by 60.5% from RMB774.7 million in 2012 to RMB1,243.5 million in 2013, primarily due to increases in impairment charges, sales and marketing expenses, product development expenses and general and administrative expenses, which reflected the general growth of our business.

•             Sales and Marketing Expenses. Our sales and marketing expenses increased by 90.0% from RMB363.7 million in 2012 to RMB691.1 million in 2013. This increase was primarily due to rapid expansion of our sales team, our increased spending on marketing activities, and impairment charges on intangible assets and property and equipment, such as furniture, computer equipment.

•             Product Development Expenses. Our product development expenses increased significantly by 64.6% from RMB172.9 million in 2012 to RMB284.6 million  in 2013, primarily due to an increase in salaries and benefits for our product development personnel as a result of the headcount and compensation level increase and impairment charges on intangible assets and property and equipment, such as furniture and computer equipment.

•             General and Administrative Expenses. Our general and administrative expenses increased by 12.4% from RMB238.1 million in 2012 to RMB267.7 million in 2013, primarily due to an increase in personnel related expenses, professional service fees and impairment charges on intangible assets and property and equipment, such as furniture and computer equipment.

Interest Income. Our interest income decreased from RMB45.5 million in 2012 to RMB30.0 million  in 2013, primarily due to decreased investments in 6-month bank deposit products.

Interest Expense. Our interest expense decreased from RMB4.0 million in 2012 to RMB0.5 million in 2013, primarily due to decreased venture debt principal in year 2013 compared to that in year 2012.

Taxation. In 2012,income tax benefit was RMB3.4 million, which included RMB6.5 million current year income tax and RMB9.9 million income tax benefit. In 2013,income tax expense was RMB0.7 million, which included RMB3.4 million current year income tax and RMB2.7 million income tax benefit.

Net Loss. As a result of the foregoing, our net loss increased from RMB402.8 million in 2012 to RMB600.1 million in 2013, primarily due to the increases in our sales and marketing efforts, content costs and bandwidth costs.

B                                       Liquidity and Capital Resources

As of December 31, 2014, we had RMB8.5 billion (US$1,363.4 million) in cash, cash equivalents, restricted cash and short-term investments. We have also entered into certain loan agreements in the normal course of our business to finance our operations in the past years and current year. As of December 31, 2014, we had no outstanding long-term debt under these agreements but a short-term bank loan of RMB500 million. We believe the cash we received from our public offerings, short-term loan arrangements that we enter into in the ordinary course of business and the anticipated cash flow from operations will provide us with sufficient capital to meet our anticipated cash needs for the foreseeable future. If we have additional liquidity needs in the future, we may obtain additional financing, including equity offering and debt financing in capital markets, to meet such needs.

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

	Year Ended December 31,
	2012	2013	2014
	(As Restated)	(As Restated)
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	152,820	277,583	734,185	118,329
Net cash used in investing activities	(799,593)	(193,124)	(4,092,986)	(659,669)
Net cash provided by financing activities	17,865	93,758	5,450,378	878,441
Effect of foreign exchange rate changes on cash and cash equivalents	(7,773)	(69,853)	(35,056)	(5,650)

Net increase in cash and cash equivalents	(636,681)	108,364	2,056,521	331,451
Cash and cash equivalents at the beginning of the year	2,292,538	1,655,857	1,764,221	284,341

Cash and cash equivalents at the end of the year	1,655,857	1,764,221	3,820,742	615,792

Operating Activities

Net cash provided by operating activities consisted primarily of our net loss mitigated by non-cash adjustments, such as amortization of intangible assets and licensed copyrights, depreciation of servers and other equipment, and adjusted by changes in assets and liabilities, such as accounts receivable and accrued expenses and other liabilities. The fluctuations of net cash provided by operating activities largely correspond to the changes in net loss. The increases in our accounts receivable were primarily due to the growth of our business.

Net cash from operating activities amounted to RMB734.2 million (US$118.3 million) in 2014, primarily attributable to net loss of RMB837.5 million (US$135.0 million), adjusted for an increase of RMB553.4 million (US$89.2 million) in accrued expenses and other liabilities, an add-back of certain non-cash expenses such as amortization of intangible assets and licensed copyrights and capitalized content production costs of RMB1.3 billion (US$203.5 million), share-based compensation of RMB310.3 million (US$50.0 million), and depreciation of RMB124.7 million (US$20.1 million), partially offset by the increases of RMB3.0 million (US$0.5 million) in restricted cash, RMB335.4 million (US$54.1 million) in accounts receivable, RMB193.3 million (US$31.2 million) in revenue from barter transactions and RMB125.2 million (US$20.2 million) in amounts due from related parties.

Net cash from operating activities amounted to RMB277.6 million in 2013, primarily attributable to net loss of RMB600.1 million, adjusted for an increase of RMB128.4 million in accrued expenses and other liabilities, an add-back of certain non-cash expenses such as amortization of licensed copyrights, intangible assets and capitalized content production costs of RMB868.2 million, impairment of long-lived assets of RMB107.3 million, share-based compensation of RMB188.4 million, and depreciation of RMB95.8 million, partially offset by an increase of RMB499.8 million in accounts receivable.

Net cash from operating activities amounted to RMB152.8 million in 2012, primarily attributable to net loss of RMB402.8 million, adjusted for an increase of RMB214.9 million in accrued expenses and other liabilities, an add-back of certain non-cash expenses such as amortization of licensed copyrights, intangible assets and self-produced content of RMB508.9 million, share-based compensation of RMB118.2 million, and depreciation of RMB81.6 million, partially offset by an increase of RMB223.8 million in accounts receivable and an increase of RMB114.2 million in revenue from barter transactions.

Investing Activities

Net cash used in investing activities largely reflects our capital expenditures and short-term and long-term investments, which consist of purchases of copyrights, property and equipment in connection with the expansion and upgrade of our technology infrastructure, as well as short-term investments we made.

Net cash used in investing activities amounted to RMB4.1 billion (US$659.7 million) in 2014, primarily due to proceeds from and purchases of short-term investments in the amount of RMB2.8 billion (US$455.7 million) and RMB5.4 billion (US$872.2 million), respectively, the purchase of servers and equipment in the amount of RMB206.6 million (US$33.3 million), acquisition of intangible assets and licensed copyrights in the amount of RMB1.2 billion (US$199.0 million), and acquisitions of shares of investees in the amount of RMB68.1 million (US$11.0 million).

Net cash used in investing activities amounted to RMB193.1 million in 2013, primarily due to proceeds from and purchases of short-term investments in the amount of RMB3.0 billion and RMB2.3 billion, respectively, the purchase of servers and equipment in the amount of RMB144.1 million, acquisition of intangible assets and licensed copyrights in the amount of RMB740.6 million, and acquisitions of subsidiaries in the amount of RMB7.0 million.

Net cash used in investing activities amounted to RMB799.6 million in 2012, primarily due to proceeds from and purchases of short-term investments in the amount of RMB2.8 billion and RMB3.5 billion, respectively, the purchase of servers and equipment in the amount of RMB90.2 million, acquisition of licensed copyrights in the amount of RMB362.0 million, and acquisitions of subsidiaries in the amount of RMB378.7 million.

Financing Activities

Net cash provided by financing activities amounted to RMB5.5 billion (US$878.4 million) in 2014, primarily due to proceeds from issuance of shares of RMB7.4 billion (US$1.2 billion), short-term bank loan of RMB500 million (US$80.6 million) and exercise of employee stock options in the amount of RMB28.4 million (US$4.6 million), partially offset by repurchase of ADSs in the amount of RMB1.8 billion (US$297.5 million) and the increase of RMB611.9 million (US$98.6 million) in restricted cash.

Net cash provided by financing activities amounted to RMB93.8 million in 2013, primarily due to proceeds from exercise of employee stock options in the amount of RMB101.4 million, partially offset by principal repayments of long-term debt in the amount of RMB7.7 million.

Net cash provided by financing activities amounted to RMB17.9 million in 2012, primarily due to proceeds from exercise of employee stock options in the amount of RMB22.5 million, proceeds from restricted cash in the amount of RMB38.1 million, partially offset by principal repayments of short-term debt and long-term debt in the amount of RMB31.5 million and RMB11.1 million, respectively.

Capital Expenditures

We made capital expenditures of RMB90.2 million, RMB144.1 million and RMB206.6 million (US$33.3 million) in 2012, 2013 and 2014, respectively. In the past, our capital expenditures were primarily used to purchase servers and other networking equipment for our business. We expect to incur capital expenditures of up to approximately RMB300 million in 2015, which will be primarily used to purchase servers and other networking equipment. Our capital expenditures may increase in the near term as our business continues to grow and as we expand and improve our CDN infrastructure.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly-owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated affiliated entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, at its discretion, each of our subsidiaries and consolidated affiliated entities in China may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Except Tianshi, our PRC subsidiaries have not paid our offshore entities any dividends, nor have they set aside any money to fund certain statutory reserve funds or staff welfare and bonus funds as they have not been profitable. Our PRC subsidiaries will not be able to pay dividends to our offshore entities until they generate accumulated profits and meet the requirements for statutory reserve funds. As of December 31, 2014, our PRC subsidiaries had accumulated deficits of RMB1.2 billion (US$197.1 million) in accordance with PRC accounting standards and regulations.

C                                       Research and Development, Patents and Licenses, etc.

Research and Development

We have a team of experienced engineers. The supervisors in charge of our product development department graduated from prestigious universities in China and worked at well-established Internet and software companies in China before joining us. As of December 31, 2014, our product development staff consisted of 1,130 engineers and technicians. Substantially all of our engineers are based at our headquarters in Beijing. We recruit most of our engineers locally and provide various training programs to them. We compete aggressively for engineering talent to help us address challenges such as CDN maintenance and Internet bandwidth efficiency.

Our current product development efforts are focused on developing and improving, among other things, our video delivery capabilities, our websites and user interfaces, our video search and discovery technology, client software to promote adoption of our platform, infrastructure technologies, advertising management systems and user data analysis technologies. In the years ended December 31, 2012, 2013 and 2014, our product development expenses were RMB172.9 million, RMB284.6 million and RMB413.8 million (US$66.7 million), respectively. We have expensed all of the product development costs for the research and development of products and new functionality as incurred.

Intellectual Property

We rely on a combination of trademark, copyright and trade secret protection laws in the PRC and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property and our brands. As of March 31, 2015, we had 615 registered trademarks in China, including “优酷,” “iKu,” “youku.com 优酷,” “tudou,” “YOUKU 优币,” “优土” and “优豆.” Furthermore, we have also applied to register additional trademarks, Youku Tudou group trademarks and logos, including but not limited to “iKu,” “Soku,” “搜酷,” “Youku Tudou” and “优酷土豆” with the Trademark Office of the SAIC of the PRC. We have registered our domain names, including youku.com, tudou.com and soku.com. We have 62 software registrations, including those in connection with our advertisement management, CDN and video search engine, such as Youku advertisement management system (ATM 1.0).We have obtained a computer software copyright registration certificate for “iKu”, our self-developed, proprietary software client. We own the copyright to our jointly developed video fingerprint system and its related resolution analysis.

D                                       Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F                                         Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payments Due by Period
	Total		1 year	1-3 years	3-5 years	More than 5 years
	RMB	US$	RMB	RMB	RMB	RMB
	(in thousands)
Operating lease obligations	252,055	40,624	138,196	108,565	5,294	—
Bandwidth rental	787,665	126,948	721,418	66,247	—	—
Licensed copyrights	1,769,074	285,123	1,376,143	392,931	—	—

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

ITEM 6.                        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A                                       Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Victor Wing Cheung Koo	48	Chairman of the Board of Directors, Chief Executive Officer
Dele Liu	46	Director, President
Jonathan Zhaoxi Lu*	45	Director
George Leonard Baker Jr.	72	Independent Director
Jonathan Jia Zhu	52	Independent Director
Ye Sha	42	Independent Director
Bryan Zongwei Li	42	Independent Director
Jixun Foo	47	Independent Director
Michael Ge Xu**	44	Chief Financial Officer, Senior Vice President
Leo Jian Yao	39	Chief Technology Officer
Frank Ming Wei	40	Senior Vice President and President of Youku.com
Weidong Yang	41	Senior Vice President and President of Tudou.com
Sunny Xiangyang Zhu	43	Chief Content Officer
Teddy Gu	32	Chief Product Officer
Yawei Dong	44	Chief Marketing Officer
Huilong Zhu	39	Senior Vice President
Jerry Li	39	Senior Vice President
Edward Su	43	Chief Operating Officer

* Pursuant to the investment agreemen we entered into with Alibaba and Yunfeng Capital, Mr. Jonathan Jia Zhu was appointed as our director.

** Michael Ge Xu has rendered his resignation from this position, and the resignation will be effective upon the filing of this annual report on Form 20-F.

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

Jonathan Zhaoxi Lu has served as our director since May 2014. Mr. Lu is also a director of Alibaba Group Holding Limite, or Alibaba Group. Mr. Lu joined Alibaba Group in 2000 and succeeded Jack Ma as chief executive officer in May 2013. Prior to his current role in Alibaba Group, he served as Alibaba Group’s chief data officer and also oversaw Alibaba Group’s YunOS division. Before that, he served as chief executive officer of Alibaba.com from February 2011 until its privatization in 2012. He joined Taobao in January 2008 and served as its chief executive officer from January 2010 to June 2011. In September 2004, he led a dedicated team to establish Alipay and became Alipay’s first president. From 2000 to 2004, Jonathan held several leadership roles at Alibaba.com and managed its South China sales region. Mr. Lu received a graduate certificate in hotel management from Guangzhou University and a master’s degree in business administration from China Europe International Business School.

George Leonard Baker, Jr. has served as our director since 2007. Since 1973, Mr. Baker has been a managing director of the general partner of Sutter Hill Ventures, a venture capital firm located in Palo Alto, California. Mr. Baker currently serves on the board of Corcept Therapeutics Incorporated, which is a publicly traded pharmaceutical company, as well as a number of private companies. He also serves as an advisor for Government of Singapore Investment Corporation, a global investment management company managing Singapore’s foreign reserves. Mr. Baker received an MBA degree from Stanford University and a bachelor’s degree in mathematics from Yale University.

Jonathan Jia Zhu has served as our director since 2007. Mr. Zhu has served as the managing director of Bain Capital Asia LLC, or Bain Capital, since 2006, where he is responsible for private equity investment activities in Asia and serves on the boards of Bain Capital’s various portfolio companies, including Clear Media Limited, Greatview Aseptic Packaging Company Limited and Sunac China Holdings Limited, the shares of which are listed on the Hong Kong Stock Exchange. Prior to joining Bain Capital, Mr. Zhu worked at Morgan Stanley Asia Limited from 1995 to 2006, where he became managing director in 2000 and chief executive officer of China business in 2004. Before joining Morgan Stanley, Mr. Zhu worked with Shearman & Sterling from 1992 to 1994 as an attorney. Mr. Zhu is also a board member of Nanjing University. Mr. Zhu received a J.D. degree from Cornell Law School, a master’s degree from Nanjing University and a bachelor’s degree from Zhengzhou University.

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

Bryan Zongwei Li has served as our independent director since November 2010. Mr. Li currently serves as the president of Sailing Huili Assets Management Co., Ltd. From 2006 to 2014, Mr. Li severed as an executive director, the chief financial officer and chief strategy officer of Yingli Green Energy Holding Company Limited, or Yingli, a vertically integrated photovoltaic product manufacturer in China listed on the NYSE. Prior to joining Yingli in 2006, Mr. Li served as a senior audit manager and an audit manager at PricewaterhouseCoopers for 11 years. Mr. Li received a master’s degree in business administration from Olin School of Business of Washington University in St. Louis, and he graduated from the mechanical engineering department of Shanghai Institute of Technology and from the international finance and insurance department of Shanghai Institute of Business and Administration. Mr. Li is a certified member of Chinese Institute of Certified Public Accountants.

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

Sunny Xiangyang Zhu has served as our chief content officer since April 2013 and from 2006 to March 2013, he was our chief editor. Mr. Zhu established and leads our content team. In March 2015, he has been appointed as the chief executive officer of one of our new business units, Heyi Studios, which produces original TV dramas and innovative web-native content. Before joining our company, he worked at Beijing Flying Network Music Software Development Co., Ltd. as a content director from 2004 to 2005. From 2001 to 2004, he served as the content director at China Guangya Radio Information Internet Ltd., where he was responsible for professional content syndication services. From 1999 to 2001, he worked at Sohu, building up its music and movie channels. Mr. Zhu attended the undergraduate program in Nanjing Political Institute and received a junior college diploma from Anhui University.

Teddy Gu has served as our chief product officer since October 2014. Before joining Youku Tudou, Mr. Gu served as Vice President of JD.com, overseeing its wireless business. Before that, Mr. Gu worked at Tencent for a decade, responsible for Tencent’s key services including QQ members, QQ Show, and e-Commerce. Mr. Gu had held senior positions including the Chief Marketing Officer of 51Buy, a business-to-consumer branch of Tencent, and Deputy General Manager of Tencent’s e-Commerce business. Mr. Gu received a bachelor’s degree in business administration from the Beijing University of Post & Telecommunications.

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

Yawei Dong has served as our chief marketing officer since April 2013. From 2006 to March 2013, Mr. Dong had served as our director of business development, general manager of east China, vice president of sales and senior vice president of sales.In March 2015, he has been appointed as the chief executive officer of one of our new business units, Innovative Marketing, to develop programmatic advertising, video e-commerce, big data and other new marketing models. Prior to joining our company, Mr. Dong was operating director of Shanghai Aowei Digital Media Advertising Co., Ltd. from 2005 through 2006.From 2001 to 2005, he was sales manager of Sohu Shanghai. From 2000 to 2001, he was operating director of Shanghai Shenguang Technology Development Co. From 1996 to 2000, he was account director of Hangzhou Xincheng Advertising Co., Ltd. Mr. Dong holds a n MBA degree from Zhe Jiang University and a bachelor’s degree in electronic engineering from Zhejiang Radio and Television University.

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

Jerry Li has served as our senior vice president since October 2014. Before joining Youku Tudou, Mr. Li was a vice president of AsiaInfo Group, responsible for talent management, organizational development and driving key investment projects in start-up companies in mobile Internet, cloud computing and big data. At AsiaInfo, Mr. Li was also responsible for managing the human resource integration of AsiaInfo and Linkage, a merger of equals involving almost 10,000 employees, and post-merger organizational transformation of the group. Mr. Li graduated from Tianjin University with a bachelor’s degree in engineering. He also earned an MBA from China Europe International Business School, and received a master’s degree diploma in Organization & Human Resource Management (OHRM) from Hong Kong University.

Edward Su has served as our chief operating officer since March 2015. Mr. Su oversees the sales team of Youku Tudou. Before joining Youku Tudou, Mr. Su served as the chief executive officer of China Group for Havas Worldwide, a multinational integrated marketing communications agency. Mr. Su has 20 years of business experience from various companies including Grey, D’arcy, Saatchi & Saatchi, and Ogilvy. Mr. Su graduated from East China Normal University with a Master’s Degree in Philosophy and also received an MBA from China Europe International Business School (CEIBS).

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

B                                       Compensation of Directors and Executive Officers

For the year ended December 31, 2014, we paid an aggregate of approximately RMB17.5 million (US$2.8 million) in cash to our senior executive officers, and we did not pay any cash compensation to our non-executive directors.

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

Share Incentive Plans

2006 Stock Option Scheme

On December 1, 2005, we adopted our 2006 Stock Option Scheme, or the 2006 Plan, to attract and retain the best personnel and promote the success of our business. We amended the 2006 Plan on March 26, 2007, June 20, 2008, December 16, 2009 and September 9, 2010. Our board of directors authorized the issuance and reservation of up to 140,441,231 ordinary shares subject to exercise of option awards granted under the 2006 Plan by the optionees. As of March 31, 2015, options to purchase 51,404,058 Class A ordinary shares were outstanding under the 2006 Plan.

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

Youku Tudou Inc. Share Incentive Plan (formerly named as Youku Inc. 2010 Share Incentive Plan)

In November 2010, we adopted our 2010 Share Incentive Plan in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plan permits the grant of options to purchase our Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the plan. The Youku Tudou Inc. Share Incentive Plan, or the Youku Tudou Plan, amended and restated the 2010 Share Incentive Plan on September 25, 2012 to give effect to the merger with Tudou which resulted in Tudou becoming a wholly-owned subsidiary of us. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under our Youku Tudou Plan is 200,799,784 shares. As of March 31, 2015, options to purchase a total of 26,257,050 Class A ordinary shares, and restricted share units to acquire 73,845,954 Class A ordinary shares were outstanding under the Youku Tudou Plan.

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

2014 Share Incentive Plan

In October 2014, we adopted our 2014 Plan, in order to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The plan permits the grant of options to purchase our ordinary shares, restricted shares, share appreciation rights, and other types of awards as deemed appropriate by the administrator under the plan. The maximum aggregate number of shares that may be issued pursuant to our 2014 Plan is 215,163,593 Class A ordinary shares. As of the date of this annual report, no share-based award has been granted under the 2014 Plan.

The following paragraphs describe the principal terms of our 2014 Plan:

Plan Administration.     The plan will be administered by the board of directors or a committee of one or more directors to whom the board of directors shall delegate the authority to grant or amend awards to participants other than any member of the plan administrator. The plan administrator will determine the provisions and terms and conditions of each award grant.

Awards and Award Agreement.     We may grant options, restricted shares, share appreciation rights, or other types of awards to our directors, employees or consultants under the plan. Awards granted under the plan will be evidenced by award agreements that set forth the terms, conditions and limitations for each award. These may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Option Exercise Price.     The exercise price of an option shall be determined by the plan administrator and set forth in the award agreement. It may be a fixed price or a variable price related to the fair market value of our Class A ordinary shares, to the extent not prohibited by applicable laws. Subject to certain limits set forth in the plan, the exercise price may be amended or adjusted in the absolute discretion of the plan administrator, whose determination shall be final, binding and conclusive. To the extent not prohibited by applicable laws or any exchange rule, a downward adjustment of the exercise prices of options shall be effective without the approval of the shareholders or the approval of the affected participants.

Eligibility.     We may grant awards to our employees, directors and consultants or those of any of our related entities, which include our subsidiaries or any entities in which we hold a substantial ownership or control interest, as determined by our plan administrator. Awards other than incentive share options may be granted to our employees, directors and consultants. Incentive share options may be granted only to employees of our company or a parent or a subsidiary of our company.

Term of the Awards.     The term of each award grant shall be determined by our plan administrator, provided that the term for an option shall not exceed 10 years from the date of the grant.

Vesting Schedule.     In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

Transfer Restrictions.     Except as otherwise provided by the plan administrator, an award may not be transferred or otherwise disposed of by a participant other than by will or the laws of descent and distribution. The plan administrator may permit an award other than an incentive share option to be transferred to or exercised by certain persons related to the participant by express provision in the award or by an amendment to the award. A participant must give us prompt notice of any disposition of shares acquired by exercise of an incentive share option within (i) two years from the date of grant of such incentive share option or (ii) one year after the transfer of such shares to the participant.

Corporate Transactions.     Except as otherwise provided in an individual award agreement or any other written agreement entered into between a participant and us, our plan administrator may provide for one or more of the following in the event of a change of control or other similar corporate transaction: (i) the termination of each award outstanding under the plan at a specific time in the future, with each participant having the right to exercise such awards during a period of time as determined by the plan administrator; (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award; (iii) the replacement of an award with other rights or property selected by the plan administrator in its sole discretion the assumption of or substitution of such award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices, or (iv) provide for payment of awards in cash based on the value of shares on the date of the change of control plus reasonable interest on the award through the date such award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with the applicable tax law.

Amendment and Termination of the Plan.     With the approval of our board of directors, at any time and from time to time, the plan administrator may terminate, amend or modify the 2014 Plan; provided, however, that to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, unless we decide to follow home country practice, shareholder approval is required for any plan amendment, including any amendment to the plan that (i) increases the number of shares available under the 2014 Plan, (ii) permits the plan administrator to extend the exercise period for an option beyond ten years from the date of grant, or (iii) results in a change in eligibility requirements.

Equity Incentive Awards

The following table summarizes, as of March 31, 2015, the options and restricted share units granted under our share incentive plans to our senior executive officers, directors and to other individuals as a group, without giving effect to the options that were exercised, if any.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Bryan Zongwei Li	*	0.48	November 10, 2010	November 9, 2020

Dele Liu	*	0.02	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Leo Jian Yao	*	0.036	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Frank Ming Wei	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Sunny Xiangyang Zhu	*	0.02	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020

Michael Ge Xu	*	1.3928	September 1, 2011	August31, 2021

Yawei Dong	*	0.02	Prior to January 1, 2007		(1)
	*	0.036	February 1, 2007	January 31, 2017
	*	0.036	July 1, 2007	June 30, 2017
	*	0.081128308	March 1, 2008	February 28, 2018
	*	0.190850707	February 1, 2010	January 31, 2020
	*	0.48	November 10, 2010	November 9, 2020

Huilong Zhu	*	0.036	June 1, 2006	June 1, 2016
	*	0.036	February 1, 2007	February 1, 2017
	*	0.036	July 1, 2007	July 1, 2017
	*	0.081128308	March 1, 2008	March 1, 2018
	*	0.190850707	February 1, 2010	February 1, 2020

Weidong Yang	*	0.9083	April 2, 2013	April 2, 2023

Teddy Gu	*	0.9000	October 15, 2014	October 15, 2024

Other individuals as a group	48,635,470	0.02 — 1.8439	December 1, 2005 —December 2, 2014	Various dates	(1)

Total	88,899,984

*                 Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

(1)         Each grant of options will expire after five or ten years from the grant date or such shorter period as the board of directors may determine at the time of its grant.

Name	Ordinary Shares Underlying Outstanding Restricted Share Units	Grant Date
Victor Wing Cheung Koo	*	November 19, 2011

Dele Liu	*	June 17, 2011
	*	March 1, 2014

Leo Jian Yao	*	June 17, 2011
	*	April 1, 2013
	*	March 1, 2014

Frank Ming Wei	*	June 17, 2011
	*	March 1, 2012
	*	April 1, 2013
	*	March 1, 2014

Sunny Xiangyang Zhu	*	June 17, 2011
	*	March 1, 2012
	*	April 1, 2013
	*	March 1, 2014

Michael Ge Xu	*	September 1, 2011
	*	April 1, 2013
	*	March 1, 2014

Yawei Dong	*	June 17, 2011
	*	March 1, 2012
	*	April 1, 2013
	*	March 1, 2014

Huilong Zhu	*	June 17, 2011
	*	April 1, 2013
	*	March 1, 2014

Weidong Yang	*	April 1, 2013

Teddy Gu	*	October 15, 2014

Jerry Li	*	September 1, 2014

Other individuals as a group	53,824,271	June 17, 2011 to December 1, 2014

Total	73,845,954

*                 Aggregate number of shares represented by all grants of options and/or restricted share units to the person account for less than 1% of our total outstanding ordinary shares.

C                                       Board Practices

Board of Directors

Our board of directors currently consists of eight directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided the nature of the interest is disclosed prior to voting. A director may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

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

D                                       Employees

We had approximately 2,104, 2,056 and 2,797 employees as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, we had 2,797 employees, including 211 in management and administration, 1,130 in product development, 648 in content development and 808 in sales and marketing. In addition to these employees, we also have a team of approximately 874 contract employees dedicated to work on content files screening, copyright checking, source file acquisition and editing. With our corporate slogan “一人一口” (everybody gets a share), we have developed a strong company culture that encourages teamwork, accountability, effectiveness and a strong commitment to providing the best experience to our users and customers. In addition, we provide stock options to our employees to align their interests more closely with those of our shareholders. We consider our relationship with our employees to be good.

E                                        Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2015, by:

•             each of our directors and executive officers; and

•             each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 3,491,807,912 ordinary shares issued and outstanding as of March 31, 2015, including 2,846,116,009 Class A ordinary shares and 645,691,903 Class B ordinary shares. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.

	Ordinary Shares Beneficially Owned
	Number(1)	%(2)
Directors and Executive Officers:**

Victor Wing Cheung Koo (3)	631,153,159	18.1
George Leonard Baker Jr. (4)	*	*
Jonathan Jia Zhu (5)	—	—
Ye Sha(6)	647,514,072	18.5
Dele Liu (7)	15,803,093	*
Byan Zongwei Li (8)	3,240,000	*
Jixun Foo (9)	53,172,922	1.5
Leo Jian Yao (7)	*	*
Frank Ming Wei (7)	*	*
Weidong Yang (7)	*	*
Sunny Xiangyang Zhu (7)	*	*
Michael Ge Xu (7)	*	*
Yawei Dong (7)	*	*
Huilong Zhu (7)	*	*
Jonathan Zhaoxi Lu (7)(10)	—	—
Teddy Gu (7)	*	*
Jerry Li (7)	*	*
Edward Su (7)	—	—
All Directors and Executive Officers as a Group (7)	800,243,748	22.9

Principal Shareholders:
Ali YK Investment Holding Limited(12)	721,120,860	20.7
1Verge Holdings Ltd. (11)	626,773,149	17.9
Platinum Investment Management Limited(13)	220,227,084	6.3

*                 Beneficially owns less than 1% of our ordinary shares.

**          Except for Messrs. George Leonard Baker Jr., Jonathan Jia Zhu, Ye Sha, Bryan Zongwei Li, Jixun Foo and Jonathan Zhaoxi Lu, the business address of our directors and executive officers is 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing, 100080, People’s Republic of China.

(1)         Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities.

(2)         For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of shares outstanding as of March 31, 2015 and the number of shares such person or group has the right to acquire upon exercise of the stock options or vesting of restricted share units within 60 days after March 31, 2015.

(3)         Represents (i) 10 Class B ordinary shares owned by 1Look Holdings Ltd., a British Virgin Islands company ultimately owned by Mr. Koo; (ii) 626,773,149 Class B ordinary shares owned by 1Verge Holdings Ltd., a British Virgin Islands company owned by 1Look Holdings Ltd., Chengwei Partners, L.P., Chengwei Preferred Holdings 2012, LLC, Chengwei Ventures Evergreen Advisors Fund, LLC and Chengwei GP Holdings Ltd., collectively referred to as Chengwei Funds, and certain other affiliates of Chengwei Funds (the “Chengwei Holders”), and Mr. Koo is one of the two directors of 1Verge Holdings Ltd.; and (iii) 4,380,000 Class B ordinary shares owned by the Koo 2012 Irrevocable Children’s Trust, an irrevocable trust established by Mr. Victor Wing Cheung Koo under the laws of the State of California, USA, for the benefit of his designated family members, of which Mr. Koo is the grantor and trustee. Mr. Koo disclaims beneficial ownership of shares mentioned in (ii) except to the extent of his pecuniary interest therein..

(4)        Represents Class A ordinary shares beneficially owned by Mr. George Leonard Baker Jr. The business address of Mr. Baker is 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

(5)         The business address of Mr. Jonathan Jia Zhu is 47/F Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong.

(6)         Represents (i) 6,202,179 Class A ordinary shares owned by Chengwei Partners, L.P., Chengwei Ventures Evergreen Advisors Fund, LLC and Chengwei Evergreen Capital, L.P.; (ii) 14,538,744 Class B ordinary shares owned by Chengwei Partners, L.P., Chengwei Ventures Evergreen Advisors Fund, LLC and Chengwei Evergreen Capital, L.P. (Chengwei Partners, L.P., Chengwei Ventures Evergreen Advisors Fund, LLC and Chengwei Evergreen Capital, L.P. are managed by their general partner and managing member, Chengwei Evergreen Management, LLC, a Cayman Islands exempted limited liability company of which Ye Sha is a managing director and holds voting and dispositive power over Chengwei Partners, L.P., Chengwei Ventures Evergreen Advisors Fund, LLC and Chengwei Evergreen Capital, L.P.); and (iii) 626,773,149 Class B ordinary shares owned by 1Verge Holdings Ltd., a British Virgin Islands owned by 1Look Holdings Ltd. and Chengwei Holders. As a managing director of Chengwei Funds, Mr. Sha may be deemed to have voting and dispositive power over the shares held by 1Verge Holdings Ltd. The business address of Mr. Sha is Suite C, No. 33, Lane 672 Changle Road, Shanghai 200040.

(7)         Certain of our directors and executive officers have been granted options or restricted share units pursuant to our 2006 Stock Option Scheme and the Youku Tudou Plan. See “Item 6B. Directors, Senior Management and Employees—Compensation of Directors and Executive Officers.” In calculating the beneficial ownership of all directors and executive officers as a group, the overlapping beneficial ownership of Mr. Victor Wing Cheung Koo and Mr. Ye Sha over the 626,773,149 Class B ordinary shares owned by 1Verge Holdings Ltd. was counted only once.

(8)         The business address of Mr. Bryan Zongwei Li is 3399 North Chaoyang Avenue, Baoding 071051, PRC.

(9)         Represents Class A ordinary shares held on record by GGV II Delaware L.L.C. and such shares are beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. as follows: (i) 52,082,918 Class A ordinary shares (including Class A ordinary shares represented by ADSs) are beneficially owned by Granite Global Ventures II L.P., and (ii) 1,090,004 Class A ordinary shares (including Class A ordinary shares represented by ADSs) are beneficially owned by GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. are members of GGV II Delaware L.L.C. Granite Global Ventures II L.L.C. serves as a general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. As such, Granite Global Ventures II L.L.C. possesses power to direct the voting and disposition of the shares beneficially owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of shares beneficially held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Joel Kellman, Jixun Foo, Glenn Solomon, and Jenny Lee are managing directors of Granite Global Ventures II, L.L.C. As such Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Joel Kellman, Jixun Foo, Glenn Solomon, and Jenny Lee possess power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Joel Kellman, Jixun Foo, Glenn Solomon, and Jenny Lee own no securities of the issuer directly.Mr. Foo disclaims beneficial ownership of shares mentioned above except to the extent of his pecuniary interest therein. The business address of Mr. Foo is Unit 3501, IFC II, 8 Century Avenue, Pudong district, Shanghai 200120, People’s Republic of China.

(10)  The business address of Mr. Jonathan Zhaoxi Lu is 6F, Building 3, Alibaba Xixi Campus, NO 969 Wen Yi Xi Road, Hangzhou 311121, People’s Republic of China.

(11)  Represents Class B ordinary shares held by 1Verge Holdings Ltd., a British Virgin Islands company owned by 1Look Holdings Ltd. and Chengwei Holders. Victor Koo and Eric Xun Li are the two directors of 1Verge Holdings Ltd. The registered address of 1Verge Holdings Ltd. is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, the British Virgin Islands.

(12)  Represents Class A ordinary shares, in the form of ADSs, beneficially held by Ali YK Investment Holding Limited. Information regarding beneficial ownership is reported as of May 21, 2014, based on the information contained in the Schedule 13D jointly filed by by (a) Ali YK Investment Holding Limited, or Ali YK, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (b) Alibaba Investment Limited, or AIL, a company organized under the laws of the British Virgin Islands, (c) Alibaba Group Holding Limited, or AGHL, (together with Ali YK, AIL and other affiliates of AGHL, the Alibaba Group), an exempted company with limited liability incorporated under the laws of the Cayman Islands, (d) YF Venus Ltd, or YF Venus, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (e) Yunfeng Fund II, L.P., or Yunfeng Fund II, an exempted limited partnership organized under the laws of the Cayman Islands, (f) Yunfeng Investment II, L.P., or Yunfeng Investment II, an exempted limited partnership organized under the laws of the Cayman Islands, (g) Yunfeng Investment GP II, Ltd., or Yunfeng Investment GP II, an exempted company with limited liability incorporated under the laws of the Cayman Islands, and (h) Yu Feng, a citizen of the People’s Republic of China on May 29, 2014. Please see this Schedule 13D for information relating to Ali YK Investment Holding Limited. The business address of Ali YK, AIL, and AGHL is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  AGHL is a holding company of the Alibaba Group.  AIL is a wholly-owned subsidiary of AGHL and principally engages in investment activities on behalf of Alibaba Group. The business address of YF Venus, Yunfeng Fund II, Yunfeng Investment II, Yunfeng Investment GP II and Yu Feng is c/o Yunfeng Investment Management (HK) Limited, Suite 2201, 50 Connaught Road, Central, Hong Kong. Yunfeng Fund II is the sole shareholder of YF Venus. Yunfeng Investment II is the general partner of Yunfeng Fund II. Yunfeng Investment GP II is the general partner of Yunfeng Investment II. Yu Feng holds a controlling interest in Yunfeng Investment GP II.

(13)  Represents Class A ordinary shares, in the form of ADSs, beneficially held by Platinum Investment Management Limited. Information regarding beneficial ownership is reported as of December 31, 2014, based on the information contained in the Schedule 13G filed by Platinum Investment Management Limited on February 13, 2015. Please see this Schedule 13G for information relating to Platinum Investment Management Limited. The address of Platinum Investment Management Limited is Level 8, 7 Macquarie Place, Sydney NSW 2000, Australia.

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

As of March 31, 2015, 3,491,807,912 of our ordinary shares, including 2,846,116,009 Class A ordinary shares and 645,691,903 Class B ordinary shares, were issued and outstanding. To our knowledge, 2,118,792,800 Class A ordinary shares were held by record holders in the United States, among which 2,067,147,200 Class A ordinary shares were held by Citibank, N.A., the depositary of our ADS program as of March 31, 2015. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Related party transaction with Alibaba

On May 21, 2014, Alibaba and Yunfeng Capital invested US$1.22 billion to subscribe 707,250,870 newly issued Class A ordinary shares from us and 13,869,990 Class A ordinary shares converted by existing Class B ordinary shares from 1Look Holdings Ltd., at a purchase price of US$1.6944 per share, corresponding to US$30.50 per ADS. Immediately after the completion of the transaction, Alibaba and Yunfeng Capital indirectly held approximately 16.5% and 2.0%, respectively, of the then total issued and outstanding shares on a fully-diluted basis determined under the treasury method, after taking into account the shares to be issued in the transaction.

As of December 31, 2014, amounts due from related parties of RMB125,204 (US$20,179) mainly represents amounts in connection with advertising services provided to the subsidiaries of Alibaba, and amounts due to related parties of RMB4 (US$1) mainly represents amounts in connection with services, namely online payment gateways, provided by the subsidiaries of Alibaba. All the transactions arose in the ordinary course of business.

Investor Rights Agreement with Alibaba and Yunfeng Capital

In connection with the investment by Alibaba and Yunfeng Capital, we also entered into an investor rights agreement, dated as of April 28, 2014, with Ali YK Investment Holding Limited, or Ali YK, the joint investment vehicle of Alibaba and Yunfeng Capital, Alibaba and Yunfeng Capital. Among other things, the investor rights agreement contains the following rights of Ali YK, Alibaba and Yunfeng Capital, as applicable:

•      Company Change of Control Transaction:  Until the earlier of: (a) the eighth anniversary of the closing and (b) the date upon which Ali YK (together with any affiliates and permitted transferees) ceases to beneficially own a number of Class A ordinary shares that, in aggregate, is equal to at least (i) 80% of the Class A ordinary shares purchased by Ali YK at the closing, and (ii) 10% of the total number of ordinary shares then outstanding calculated pursuant to the  investor rights agreement, if at any time our board of directors desires to authorize us to initiate or pursue a proposal, or recommend that our shareholders approve a proposal, which could reasonably be expected to lead to a Company Change of Control Transaction (as defined in the investor rights agreement), or we otherwise seek to effect a Company Change of Control Transaction, we must provide a written proposal notice regarding such proposal or transaction to Ali YK and Ali YK has the right to offer to consummate the Company Change of Control Transaction at a stated price per share that is at least equal to that stated in the proposal notice, and on substantially the same material terms and conditions set forth in the proposal notice provided by us to Ali YK.  In the event that Ali YK fails to exercise or does not consummate such right of first offer, and we seek to effect an alternative transaction, subject to terms and conditions set forth in the investor rights agreement, we have the right to require Ali YK to consent to and vote in favor of such alternative transaction, waive dissenters’ and similar rights with respect to such alternative transaction and agree to sell a proportionate amount of our securities in such alternative transaction.

•      Preemptive Rights: For so long as Ali YK (together with any affiliates and permitted transferees) beneficially owns a number of Class A ordinary shares that, in aggregate, is equal to at least 50% of the Class A ordinary shares purchased by Ali YK at the closing, Ali YK has certain preemptive rights to purchase its pro-rata portion of new securities issued by the Issuer, subject to certain exceptions.

•      Registration Rights: At any time after May 21, 2015, Ali YK has certain demand, piggyback and shelf registration rights with respect to the ordinary shares owned by Ali YK or any of its affiliates, permitted transferees or permitted successors or assigns.

•      Standstill and Non-Solicitation:  Ali YK, Alibaba and Yunfeng Capital and their respective controlled affiliates are subject to certain standstill restrictions with respect to future acquisitions of our securities and non-solicitation restrictions with respect to our executive officers.  These restrictions apply until the date on which Ali YK beneficially owns a number of Class A ordinary shares equal to less than 5% of the total outstanding share capital on a fully-diluted basis or, in the case of the standstill restrictions, May 21, 2015 (if earlier), and are subject to certain exceptions and termination triggers set forth in the investor rights agreement.

•      Additional Agreements: For so long as Ali YK (together with any affiliates and permitted transferees) beneficially owns a number of Class A ordinary shares that, in aggregate, is equal to at least (i) 80% of the Class A ordinary shares purchased by Ali YK at the closing and (ii) 10% of the total number of ordinary shares then outstanding calculated pursuant to the  investor rights agreement, we are subject to certain restrictions on the grant of any board representation rights, preemptive rights, right of first offer and consent or veto right to any third party and certain requirements regarding the imposition of restrictions on transfer, standstill and non-solicitation restrictive covenants on third parties.

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

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business.

On March 25, 2015, a putative shareholder class action lawsuit, Wang v. Youku Tudou Inc. et al., Civil Action No. 15 CV 2258 (S.D.N.Y.), was filed in the United States District Court for the Southern District of New York against our company and our chief executive officer and former chief financial officer.  Shortly afterwards, two other putative shareholder class action lawsuits were filed in the United States District Court for the Southern District of New York: Martindale v. Youku Tudou Inc. et al., Civil Action No. 15 CV 2246 (S.D.N.Y.) (filed on March 26, 2015); and Jahm v. Youku Tudou, Inc. et al., Civil Action No. 15 CV 2875 (S.D.N.Y.) (filed on April 14, 2015). The complaints in the above-mentioned putative shareholder class action lawsuits allege that various press releases, financial statements, and other related disclosures made by our company during the respective alleged class periods contained material misstatements and omissions, in violation of the federal securities laws, and that such press releases, financial statements and other related disclosures artificially inflated the value of our company’s ADSs.

These actions remain at their preliminary stages. We believe the cases are without merit and intend to defend the actions vigorously. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.”

From time to time, we have also been involved in litigation relating to copyright infringement, and other matters in the ordinary course of our business. Our video content library may contain content in which others may claim to own copyrights or image rights or which others may claim to be defamatory or objectionable. As of December 31, 2014, the aggregate claimed damages against us from ongoing litigation totaled approximately RMB55.8 million (US$ 9 million). Regardless of the outcome, however, any litigation can result in substantial costs and diversion of management resources and attention.

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

Until April 27, 2015 (starting from December 8, 2010), the trading price of our ADSs on NYSE ranged from US$11.85 to US$69.95 per ADS.

The following table provides the high and low trading prices on the NYSE for the periods indicated below.

	Trading Price
	High	Low
	US$	US$
2010	50.00	25.57
2011	69.95	13.76
2012	32.75	13.82
2013	32.30	15.54
2014	37.74	15.91
Quarterly Highs and Lows
First Quarter of 2013	25.24	16.60
Second Quarter of 2013	22.50	15.54
Third Quarter of 2013	29.30	17.90
Fourth Quarter of 2013	32.30	24.80
First Quarter of 2014	37.74	26.52
Second Quarter of 2014	29.63	17.77
Third Quarter of 2014	24.60	17.87
Fourth Quarter of 2014	22.55	15.91
First Quarter of 2015	18.56	11.85
Monthly Highs and Lows
October 2014	19.86	15.91
November 2014	22.55	18.43
December 2014	18.66	16.89
January 2015	18.56	15.86
February 2015	18.30	16.31
March 2015	16.74	11.85
April 2015 (through April 27)	18.99	12.31

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

United States Federal Income Tax Considerations

The following is a discussion of the principal United States federal income tax considerations relating to the acquisition, ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs or ordinary shares and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law, including the Code, its legislative history, existing, temporary and proposed regulations thereunder, published rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations), holders who are not U.S. Holders, holders who own (directly, indirectly or constructively) 10% or more of our voting stock, holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those discussed below). In addition, this discussion does not address any United States federal estate, gift or alternative minimum tax consequences or any non-United States (except for the cross-references below to the New EIT Law and potential PRC taxes), state or local tax considerations. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be treated as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income, or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). For this purpose, cash, cash equivalents, securities held for investment purposes and other similar assets are generally categorized as passive assets. Passive income is any income that would be foreign personal holding company income under the Code, including, without limitation, dividends, interest, certain rents and royalties, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and net income from notional principal contracts. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the application of these rules is unclear and therefore determinations are not free from doubt, based on the market price of our ADSs and ordinary shares and the composition of our income and assets for the taxable year ended December 31, 2014, we do not believe that we were a PFIC for that year. However, the United States Internal Revenue Service, or the IRS, does not issue rulings with respect to PFIC status, and there can be no assurance that the IRS, or a court, will agree with our determination.

Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. If it were determined, however, that we are not the owner of the above entities for United States federal income tax purposes, we would likely be treated as a PFIC.  Also, because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the market price of our ADSs or ordinary shares, no assurance can be given that we will not be treated as a PFIC for the current or subsequent taxable years. Under circumstances where we determine not to deploy significant amounts of cash for active purposes or where the market price of our ADSs or ordinary shares declines, our risk of becoming a PFIC may substantially increase.

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

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes.A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at the lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain holding period requirements are met. A non-United States corporation (other than a corporation that is treated as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Because our ADSs trade on the NYSE, which is an established securities market in the United States, the ADSs are expected to be readily tradable, though no assurances can be given in this regard. Thus, we believe that dividends we pay on our ADSs may meet the conditions required for the reduced tax rates. Since we do not expect that our ordinary shares will be listed on an established securities market, we do not believe that dividends we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. Dividends received on our ADSs or ordinary shares will not be eligible for the dividend received deduction allowed to corporations.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the ADSs are regularly traded. In general, stock is regularly traded if it is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable U.S. Treasury Regulations. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes a valid mark-to-market election, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs, and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction may be taken only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation treated as a PFIC and such corporation ceases to be treated as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not treated as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary to the extent of the net amount previously included in income as a result of the mark-to-market election. The tax rules that apply to distributions by corporations that are not PFICs would generally apply to distributions by us, except that the lower capital gains rate applicable to qualified foreign corporations (discussed above under “ — Dividends”) may not apply. In the case of a U.S. Holder who has held ADSs during any taxable year in respect of which we were treated as a PFIC and continues to hold such ADSs (or any portion thereof), and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs.

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

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder is generally required to file an annual IRS Form 8621. Significant penalties are imposed for the failure to file such form if required. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of our ADSs or ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election or a “deemed sale” election and the unavailability of the election to treat us as a qualified electing fund.

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

To the extent that we need to convert U.S. dollars into RMB for our operations, acquisitions or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. To the extent that we seek to convert RMB into U.S. dollars, depreciation of the RMB against the U.S. dollar would have an adverse effect on the U.S. dollar amount we receive from the conversion. As of December 31, 2014, we had RMB denominated cash balances of US$195.5 million and U.S. dollar-denominated cash and short-term investment balances of US$1.2 billion. Assuming we had converted the U.S. dollar-denominated cash and short-term investment balance of US$1.2 billion as of December 31, 2014 into RMB at the exchange rate of $1.00 for RMB6.2046 as of December 31, 2014, this cash balance would have been RMB7,304.7 million. Assuming a further 1% appreciation of the RMB against the U.S. dollar, this cash balance would have decreased to RMB7,231.7 million as of December 31, 2014.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.6% and 2.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. For the year ended December 31, 2014, we were entitled to US$1.6 million from the depositary as reimbursement for our expenses incurred in connection with the establishment and maintenance of the ADS program.

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

•                  The registration statement on Form F-1 (File number: 333-173963) for a follow-on public offering of 12,310,000 ADSs, representing 221,580,000 Class A ordinary shares, by us and certain selling shareholders, which registration statement was declared effective by the SEC on May 19, 2011. Goldman Sachs (Asia) L.L.C. acted as the sole representative of the underwriters in the follow-on public offering.

We received net proceeds of US$217.4 million from our initial public offering and net proceeds of US$385.9 million from our follow-on public offering. As of December 31, 2014, we used RMB3.3 billion of the net proceeds from our initial public offering and follow-on public offering on copyrights, servers and equipment.

ITEM 15.                 CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer, president and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act as of December 31, 2014. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were ineffective, solely due to the material weakness in internal control identified below.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management conducted an assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control — Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.  Management has determined that a deficiency in internal control over financial reporting exists related to the operation of controls over the appropriate application of U.S generally accepted accounting principles for the accounting of its licensed copyrights and nonmonetary exchanges of licensed copyrights, and has further concluded that such deficiency represented a material weakness as of December 31, 2014. As a result, management has concluded, as presented in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that our internal control over financial reporting was not effective as of December 31, 2014. This material weakness resulted in the restatement of Youku Tudou Inc.’s consolidated financial statements as of December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013.  For more information about the restatement and the related adjustments, see Note 2. “RESTATEMENT OF PREVIOUSLY REPORTED CONSOLIDATED FINANCIAL STATEMENTS” to our consolidated financial statements included elsewhere in this annual report on Form 20-F.

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Remediation of Material Weakness

We are in the process of remediating this material weakness, as for purposes of the restatement, it has already undergone a review of the accounting literature for, and established and/or revised its accounting policies with regards to, (i) classification and subsequent accounting for licensed copyrights, including amortization and assessment of recoverability, in accordance with ASC 920, Entertainment — Broadcasters, and (ii) non-monetary exchanges involving licensed copyrights.   Management further expects to design and implement additional controls to support the application of these revised accounting policies, including, additional training and education of financial reporting personnel on relevant industry accounting guidance, as well as controls over new and significant estimates used in the amortization and recoverability of licensed copyrights, and valuations required to account for non-monetary transactions at fair value.  As we continue to evaluate and work to improve its internal control over financial reporting, management may execute additional measures to address potential control deficiencies or modify the remediation plan described above and will continue to review and make necessary changes to the overall design of its internal controls.

The actions that we are taking are subject to ongoing management review and Audit Committee oversight.  Management believes the foregoing efforts will effectively remediate the material weakness in the second quarter of 2015.

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

	2013	2014
	RMB (in thousands)
Audit fees(1)	9,000	10,500
Audit-related fees(2)	—	—
Tax fees(3)	775	535
All other fees(4)	13	13

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

ITEM 16D.                                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 25, 2014, our board of directors approved a share repurchase plan, or the 2014 Repurchase Plan, pursuant to which we were authorized to purchase our own ADSs with an aggregate value of up to US$300 million by a repurchase of corresponding ordinary shares from the depositary, to be funded out of our existing cash balance. Under the 2014 Repucharse Plan, we were authorized to effect a share repurchase on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant, in accordance with all applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended. As of the date of this annual report on Form 20-F, we purchased approximately 16.1 million ADSs with a total consideration of approximately US$300 million from the open market under the Plans. The table below shows the details of the repurchases of our ADSs for each applicable month in 2014:

Period	Total Number of ADS Purchased	Average Price Paid Per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans(2)
		US$		US$
August 2014	—	—	—	—
September 2014	10,917,851	19.10	68%	89,822,749
October 2014	5,163,949	17.24	32%	—
November 2014	—	—	—	—
December 2014	—	—	—	—
Total	16,081,800

(1)           Each ADS represents 18 ordinary shares

(2)           All repurchases shown on the table were made pursuant to a share repurchase program that was approved by our board of directors in August 2014. Pursuant to this program, we are authorized, but not obligated, to repurchase its own ADSs up to a consideration of US$300,000. During 2014, we repurchased a total of 16,081,800 ADSs, representing 289,472,400 Class A ordinary shares, with a total consideration of approximately US$300,000 at the price range of RMB101.30 (US$16.33) to RMB123.52 (US$19.91) per ADS, including brokerage commissions, pursuant to the share repurchase program.

ITEM 16F.                                 CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                               CORPORATE GOVERNANCE

Section 303A.08 of the NYSE Listing Company Manual requires a NYSE-listed company to obtain its shareholders’ approval when an equity compensation arrangement is established or materially amended. Section 303A.00 of the NYSE Listing Company Manual permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Pursuant to board approval obtained on October 29, 2014, we adopted our 2014 Plan. Our Cayman Islands counsel has provided a letter to NASDAQ dated November 16, 2014 certifying that under Cayman Islands law, we are not required to obtain shareholders’ approval for adoption of an equity incentive plan. NYSE has acknowledged the receipt of such letter and our home country practice with respect to approval for the adoption of our 2014 Plan.

Other than the home country practices described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the NYSE Rules.

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

4.24

Business Operations Agreement, dated as of September 10, 2013, among 1Verge Internet, Zhejiang Dongyang Tianshi Media Limited, or Tianshi, and the shareholders of Tianshi (incorporated by reference to Exhibit 4.24 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 16, 2014).

4.25

Equity Interest Pledge Agreement, effective as of September 10, 2013, between 1Verge Internet and the shareholders of Tianshi (incorporated by reference to Exhibit 4.25 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 16, 2014).

4.26

Powers of Attorney, dated as of September 10, 2013, by the shareholders of Tianshi (incorporated by reference to Exhibit 4.26 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 16, 2014).

4.27

Exclusive Technical and Consulting Services Agreement, effective as of January 6, 2012, between 1Verge Internet and Tianshi (incorporated by reference to Exhibit 4.26 from our Form 20-F (File No. 001-34977) filed with the Commission on April 10, 2012).

4.28

Equity Option Agreement, dated as of September 10, 2013, among the Registrant, 1Verge Internet and the shareholders of Tianshi (incorporated by reference to Exhibit 4.28 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 16, 2014).

4.29

Agreement and Plan of Merger, among the Registrant, Two Merger Sub Inc. and Tudou Holdings Limited dated as of March 11, 2012 (incorporated by reference to Exhibit 7.01 from our Schedule 13D initially filed with the Commission in connection with Tudou Holdings Limited on March 16, 2012 (File No. 005-86381)), as amended.

4.30

Business Operations Agreement, dated as of September 2, 2013, among Reshuffle Technology, Quan Toodou and the shareholders of Quan Toodou (incorporated by reference to Exhibit 4.30 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 16, 2014).

4.31

Equity Interest Pledge Agreements, dated as of January 28, 2013, between Reshuffle Technology and the shareholders of Quan Toodou (incorporated by reference to Exhibit 4.31 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.32

Equity Interest Pledge Agreement, dated as of September 2, 2013, between Reshuffle Technology and Qiong Qin, a shareholder of Quan Toodou (incorporated by reference to Exhibit 4.32 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 16, 2014).

4.33

Powers of Attorney, dated as of September 2, 2013, by the shareholders of Quan Toodou (incorporated by reference to Exhibit 4.33 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 16, 2014).

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

4.36

Equity Option Agreement, dated as of September 2, 2013, among the Registrant, Reshuffle Technology, Quan Toodou and Qiong Qin, a shareholder of Quan Toodou (incorporated by reference to Exhibit 4.36 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 16, 2014).

4.37

Loan Agreements, dated as of January 28, 2013, between Reshuffle Technology and the shareholders of Quan Toodou (incorporated by reference to Exhibit 4.35 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 26, 2013).

4.38

Loan Agreement, dated as of September 2, 2013, between Reshuffle Technology and Qiong Qin, a shareholder of Quan Toodou (incorporated by reference to Exhibit 4.38 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 16, 2014).

4.39

Translation of Equity Transfer Agreement, dated as of September 2, 2013, between Zhou Yu and Qiong Qin, a shareholder of Quan Toodou, regarding the equity interest of Quan Toodou (incorporated by reference to Exhibit 4.39 from our 20-F annual report (File No. 001-34977), as amended, initially filed with the Commission on April 16, 2014).

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

4.45*	Business Operations Agreement, dated as of December 22, 2014, among 1Verge Internet, 1Verge Information, Heyi Pictures and ZHU Huilong.

4.46*	Equity Interest Pledge Agreements, dated as of December 22, 2014, between 1Verge Internet and 1Verge Information.

4.47*	Equity Interest Pledge Agreement, dated as of December 22, 2014, between 1Verge Internet and ZHU Huilong.

4.48*	Powers of Attorney, dated as of December 22, 2014, by 1Verge Information.

4.49*	Powers of Attorney, dated as of December 22, 2014, by ZHU Huilong.

4.50*	Exclusive Technical and Consulting Services Agreement, dated as of December 22, 2014, between 1Verge Internet and Heyi Pictures.

4.51*	Equity Option Agreements, dated as of December 22, 2014, among the Registrant, 1Verge Internet, ZHU Huilong and Heyi Pictures.

4.52*	Equity Option Agreement, dated as of December 22, 2014, among the Registrant, 1Verge Internet, 1Verge Information and Heyi Pictures.

4.53*	Loan Agreements, dated as of December 22, 2014, between 1Verge Internet and ZHU Huilong.

4.54*	Business Operations Agreement, dated as of December 22, 2014, among Chuanxian Technology, Quan Toodou and the shareholders of Quan Toodou.

4.55*	Equity Interest Pledge Agreements, dated as of December 22, 2014, between Chuanxian Technology and Liu Dele, a shareholder of Quan Toodou.

4.56*	Equity Interest Pledge Agreement, dated as of December 22, 2014, between Chuanxian Technology and Qin Qiong, a shareholder of Quan Toodou.

4.57*	Powers of Attorney, dated as of December 22, 2014, by Liu Dele, a shareholder of Quan Toodou.

4.58*	Powers of Attorney, dated as of December 22, 2014, by Qin Qiong, a shareholder of Quan Toodou.

4.59*	Exclusive Technical and Consulting Services Agreement, dated as of December 22, 2014, between Chuanxian Technology and Quan Toodou.

4.60*	Equity Option Agreements, dated as of December 22, 2014, among the Registrant, Chuanxian Technology, Quan Toodou and Liu Dele, a shareholder of Quan Toodou.

4.61*	Equity Option Agreement, dated as of December 22, 2014, among the Registrant, Chuanxian Technology, Quan Toodou and Qiong Qin, a shareholder of Quan Toodou.

4.62*	Loan Agreements, dated as of December 22, 2014, between Chuanxian Technology and Liu Dele, a shareholder of Quan Toodou.

4.63*	Loan Agreement, dated as of December 22, 2014, between Chuanxian Technology and Qiong Qin, a shareholder of Quan Toodou.

4.64*	Transfer Agreement, dated as of December 22, 2014, among Registrant, Reshuffle Technology, Chuanxian Technology, Quan Toodou and the shareholders of Quan Toodou.

4.65*	Youku Tudou Inc. 2014 Share Incentive Plan

4.66

Investment Agreement, dated as of April 28, 2014, among Registrant, 1Look Holdings Ltd., Ali YK Investment Holding Limited and solely for purposes of Sections 11.4, 11.5 and 11.16 thereof Alibaba Group Holding Limited (incorporated by reference to Exhibit 99.2 from Schedule 13D (file no. 005-85821) filed by Ali YK Investment Holding Limited with the Securities and Exchange Commission on May 29, 2014).

4.67

Investor Rights Agreement, dated as of April 28, 2014, by and among Registrant, Ali YK and solely for the purposes of Section 7.1 and 7.2 and Article VIII therein, Alibaba Group Holding Limited and YF Venus Ltd. (incorporated by reference to Exhibit 99.3 from Schedule 13D (file no. 005-85821) filed by Ali YK Investment Holding Limited with the Securities Exchange Commission on May 29, 2014).

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

Date: April 28, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Youku Tudou Inc.

We have audited the accompanying consolidated balance sheets of Youku Tudou Inc. (“the Company”) as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Youku Tudou Inc. at December 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the 2012 and 2013 consolidated financial statements have been restated to correct the accounting for licensed copyrights, nonmonetary exchanges of licensed copyrights, and certain other errors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Youku Tudou Inc.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2015, expressed that the Company has not maintained effective internal control over financial reporting as of December 31, 2014.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 28, 2015

F-2A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Youku Tudou Inc.

We have audited Youku Tudou Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the “COSO criteria”). Youku Tudou Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has determined that a deficiency in internal control over financial reporting exists related to the operation of controls over the appropriate application of U.S generally accepted accounting principles for the accounting of its licensed copyrights and nonmonetary exchanges of licensed copyrights, and has further concluded that such deficiency represented a material weakness as of December 31, 2014.  As a result, management has concluded, as presented in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, that the Company’s internal control over financial reporting was not effective as of December 31, 2014. This material weakness resulted in the restatement of Youku Tudou Inc.’s consolidated financial statements as of December 31, 2012 and 2013 and for each of the two years in the period ended December 31, 2013.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Youku Tudou Inc. as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of those consolidated financial statements, and this report does not affect our report dated April 28, 2015, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Youku Tudou Inc. has not maintained effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

/s/ Ernst & Young Hua Ming LLP

Beijing, the People’s Republic of China

April 28, 2015

F-2B

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
		2013	2014	2014
	Notes	(As Restated)
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		1,764,221	3,820,742	615,792
Restricted cash (including restricted cash of the Consolidated Affiliated Entities that may only be used to settle obligations of the Consolidated Affiliated Entities of RMB2,679 and RMB5,686 (US$916) as of December 31, 2013 and 2014, respectively)		2,679	617,586	99,537
Short-term investments	4	1,409,439	4,021,199	648,100
Accounts receivable (net of allowance for doubtful accounts of RMB75,522 and RMB40,294 (US$6,494) as of December 31, 2013 and 2014, respectively)	7	1,370,031	1,719,760	277,175
Licensed copyrights, net	9	107,708	220,152	35,482
Amounts due from related parties	24	—	125,204	20,179
Deferred tax assets, net	16	5,552	2,283	368
Prepayments and other assets	8	91,276	117,716	18,972

Total current assets		4,750,906	10,644,642	1,715,605
Non-current assets:
Property and equipment, net	12	184,596	293,027	47,227
Long-term investments	5	—	67,293	10,846
Licensed copyrights, net	9	259,230	505,173	81,419
Intangible assets, net	10	891,150	875,502	141,105
Capitalized content production costs		1,176	1,678	270
Prepayments and other assets	8	207,396	431,377	69,526
Goodwill	11	4,262,569	4,262,569	687,001

Total non-current assets		5,806,117	6,436,619	1,037,394

TOTAL ASSETS		10,557,023	17,081,261	2,752,999

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB115,667 and RMB219,166 (US$35,323) as of December 31, 2013 and 2014, respectively)		213,825	563,009	90,741
Advances from customers and deferred revenue (including advances from customers and deferred revenue of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB18,425 and RMB36,094 (US$5,817) as of December 31, 2013 and 2014, respectively)		26,742	36,232	5,840
Amounts due to related parties (including amounts due to related parties of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB nil and RMB4 (US$1) as of December 31, 2013 and 2014, respectively)	24	—	4	1
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB956,066 and RMB1,543,850 (US$248,823) as of December 31, 2013 and 2014, respectively)	14	1,110,706	1,668,122	268,852
Short-term bank loan (including short-term bank loan of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB nil and RMB500,000 (US$80,585) as of December 31, 2013 and 2014, respectively)	13	—	500,000	80,585

Total current liabilities		1,351,273	2,767,367	446,019

Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB216,738 and RMB213,407 (US$34,395) as of December 31, 2013 and 2014, respectively)	16	216,887	213,608	34,427
Other liabilities (including other liabilities of the Consolidated Affiliated Entities without recourse to Youku Tudou Inc. of RMB4,000 and RMB4,000 (US$645) as of December 31, 2013 and 2014, respectively)		4,070	6,570	1,059
Total non-current liabilities		220,957	220,178	35,486
Total liabilities		1,572,230	2,987,545	481,505

Commitments and contingencies	18

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS—continued

AS OF DECEMBER 31, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
		2013	2014	2014
	Notes	(As Restated)
		RMB	RMB	US$
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value, 9,340,238,793 authorized, 2,356,529,401 and 3,123,742,699 issued as of December 31, 2013 and December 31, 2014, respectively, 2,356,529,401 and 2,834,270,299 outstanding as of December 31, 2013 and December 31, 2014, respectively)	19	154	201	32
Class B ordinary shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 645,691,903 issued and outstanding as of December 31, 2013 and December 31, 2014, respectively)	19	49	48	8
Additional paid-in capital		11,058,360	18,878,497	3,042,661
Treasury stock (at cost, nil and 289,472,400 as of December 31,2013 and December 31,2014, respectively)	20	—	(1,845,892)	(297,504)
Statutory reserves		2,063	13,146	2,119
Accumulated deficit	21	(1,833,049)	(2,681,658)	(432,205)
Accumulated other comprehensive loss		(242,784)	(270,626)	(43,617)

Total shareholders’ equity		8,984,793	14,093,716	2,271,494

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,557,023	17,081,261	2,752,999

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS), and per share (or ADS) data)

		Years ended December 31,
		2012	2013	2014	2014
	Notes	(As Restated)	(As Restated)
		RMB	RMB	RMB	US$
Net revenues (including advertising net revenues from related party amounting to RMB nil, RMB nil and RMB206,702 (US $33,314) for the years ended December 31, 2012, 2013 and 2014, respectively)		1,909,802	3,068,994	4,223,394	680,688
Cost of revenues	15	(1,592,009)	(2,524,979)	(3,399,697)	(547,932)

Gross profit		317,793	544,015	823,697	132,756
Operating expenses:
Product development		(172,885)	(284,581)	(413,822)	(66,696)
Sales and marketing		(363,707)	(691,148)	(1,027,508)	(165,604)
General and administrative		(238,112)	(267,721)	(250,726)	(40,410)

Total operating expenses		(774,704)	(1,243,450)	(1,692,056)	(272,710)

Government grant income		10,119	25,489	22,631	3,647

Loss from operations		(446,792)	(673,946)	(845,728)	(136,307)
Interest income		45,478	29,972	61,330	9,885
Interest expenses		(3,989)	(545)	—	—
Share of net loss of equity investee		—	—	(840)	(135)
Other income (loss), net		(904)	45,084	(461)	(74)

Loss before income taxes		(406,207)	(599,435)	(785,699)	(126,631)
Income tax benefit (expense)	16	3,416	(673)	(51,827)	(8,353)

Net loss		(402,791)	(600,108)	(837,526)	(134,984)

Net loss per share, basic and diluted	22	(0.17)	(0.20)	(0.25)	(0.04)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted		(3.04)	(3.62)	(4.44)	(0.71)
Shares used in computation, basic and diluted	22	2,386,474,188	2,986,223,088	3,398,404,551	3,398,404,551
ADS used in computation, basic and diluted		132,581,899	165,901,282	188,800,252	188,800,252
Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment		(6,762)	(83,171)	(27,842)	(4,487)
Comprehensive loss attributable to ordinary shareholders		(409,553)	(683,279)	(865,368)	(139,471)

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 and 2014

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares)

	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Statutory	Accumulated other comprehensive	Accumulated	Treasury stock		Total shareholders’
	shares	Amount	shares	Amount	capital	reserves	loss	deficit	Shares	Amount	equity
		RMB		RMB	RMB	RMB	RMB	RMB		RMB	RMB
Balances at January 1, 2012 (As Reported)	1,395,435,339	93	659,561,893	49	5,185,257	—	(108,578)	(871,644)	—	—	4,205,177
Cumulative effect of adjustments	—	—	—	—	—	—	(44,273)	43,557	—	—	(716)
Balances at January 1, 2012 (As Restated)	1,395,435,339	93	659,561,893	49	5,185,257	—	(152,851)	(828,087)	—	—	4,204,461
Net loss	—	—	—	—	—	—	—	(402,791)	—	—	(402,791)
Other comprehensive loss	—	—	—	—	—	—	(6,762)	—	—	—	(6,762)
Statutory reserves	—	—	—	—	—	1,500	—	(1,500)	—	—	—
Exercise of stock options and vesting of restricted stock units	50,896,710	2	—	—	23,166	—	—	—	—	—	23,168
Share-based compensation	—	—	—	—	118,218	—	—	—	—	—	118,218
Issuance of shares as purchase consideration for acquired subsidiaries (Note 6)	840,311,453	54	—	—	5,441,563	—	—	—	—	—	5,441,617
Balances at December 31, 2012 (As Restated)	2,286,643,502	149	659,561,893	49	10,768,204	1,500	(159,613)	(1,232,378)	—	—	9,377,911
Net loss	—	—	—	—	—	—	—	(600,108)	—	—	(600,108)
Other comprehensive loss	—	—	—	—	—	—	(83,171)	—	—	—	(83,171)
Statutory reserves	—	—	—	—	—	563	—	(563)	—	—	—
Exercise of stock options and vesting of restricted stock units	65,390,885	5	—	—	101,798	—	—	—	—	—	101,803
Issuance of share purchase consideration to Tudou shareholder previously held in escrow (Note 6)	4,495,014	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	188,358	—	—	—	—	—	188,358
Balances at December 31, 2013 (As Restated)	2,356,529,401	154	659,561,893	49	11,058,360	2,063	(242,784)	(1,833,049)	—	—	8,984,793
Net loss	—	—	—	—	—	—	—	(837,526)	—	—	(837,526)
Other comprehensive loss	—	—	—	—	—	—	(27,842)	—	—	—	(27,842)
Statutory reserves	—	—	—	—	—	11,083	—	(11,083)	—	—	—
Exercise of stock options and vesting of restricted stock units	46,092,438	3	—	—	28,031	—	—	—	—	—	28,034
Issuance of shares (Note 19)	707,250,870	43	—	—	7,379,921	—	—	—	—	—	7,379,964
Class B converted to Class A	13,869,990	1	(13,869,990)	(1)	—	—	—	—	—	—	—
Share-based compensation (Note 23)	—	—	—	—	412,185	—	—	—	—	—	412,185
Repurchase of ADS	—	—	—	—	—	—	—	—	(289,472,400)	(1,845,892)	(1,845,892)
Balances at December 31, 2014	3,123,742,699	201	645,691,903	48	18,878,497	13,146	(270,626)	(2,681,658)	(289,472,400)	(1,845,892)	14,093,716
Balances at December 31, 2014, in US$		32		8	3,042,661	2,119	(43,617)	(432,205)		(297,504)	2,271,494

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

	Years ended December 31,
	2012	2013	2014	2014
	(As Restated)	(As Restated)
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(402,791)	(600,108)	(837,526)	(134,984)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of fixed assets	81,609	95,805	124,684	20,095
Bad debt expense	9,887	62,603	(8,156)	(1,315)
Amortization of licensed copyrights	457,323	816,397	1,216,509	196,066
Amortization of intangible assets and capitalized content production costs	51,545	51,841	45,986	7,412
Barter sublicensing revenue	(114,227)	(40,510)	(193,300)	(31,154)
Impairment of long-lived assets	—	107,326	—	—
Amortization of long-term debt discounts	1,928	313	—	—
Loss on disposal of property and equipment	52	485	374	60
Foreign exchange loss (gain)	1,012	(13,318)	7,214	1,163
Share-based compensation	118,218	188,358	310,337	50,017
Gain from remeasurement of previously held investment in acquired subsidiary (Note 6)	(3,344)	—	—	—
Deferred income tax benefit	(9,953)	(2,704)	(10)	(2)
Share of net loss of equity investee	—	—	840	135
Gain from de-recognition of off-market liabilities	—	(16,540)	—	—
Changes in operating assets and liabilities, net of acquisition:
Restricted cash	(9,003)	6,324	(3,007)	(485)
Accounts receivable	(223,772)	(499,838)	(335,374)	(54,052)
Amounts due from related parties	—	—	(125,204)	(20,179)
Prepayments and other assets	35,582	9,541	(35,018)	(5,644)
Capitalized content production costs	(9,891)	(6,738)	(49,442)	(7,969)
Accounts payable	(39,023)	(13,555)	50,848	8,195
Advances from customers and deferred revenue	(7,244)	3,478	11,014	1,775
Accrued expenses and other liabilities	214,912	128,423	553,412	89,194
Amount due to related parties	—	—	4	1
Net cash provided by operating activities	152,820	277,583	734,185	118,329
Cash flows from investing activities:
Acquisition of property and equipment	(90,204)	(144,120)	(206,626)	(33,302)
Proceeds received from maturity of short-term investments	2,826,023	2,989,628	2,827,352	455,686
Short-term investments placed with financial institutions	(3,536,711)	(2,283,410)	(5,411,820)	(872,227)
Proceeds from disposal of property and equipment	9	458	285	46
Cash acquired, net of cash paid for acquired subsidiaries	378,666	(6,999)	—	—
Collection of loans to third parties	—	—	5,600	903
Loans to third parties	(15,400)	(8,100)	(5,000)	(806)
Acquisition of shares of investees	—	—	(68,133)	(10,981)
Acquisition of licensed copyrights	(361,976)	(735,001)	(1,232,477)	(198,639)
Acquisition of intangible assets	—	(5,580)	(2,167)	(349)
Net cash used in investing activities	(799,593)	(193,124)	(4,092,986)	(659,669)
Cash flows from financing activities:
Exercise of employee stock options	22,485	101,435	28,426	4,581
Decrease (increase) in restricted cash	38,069	—	(611,900)	(98,620)
Principal repayments on long-term debt	(11,145)	(7,677)	—	—
Principal repayments on short-term loan (Note 6)	(31,544)	—	—	—
Proceeds from short-term bank loan (Note 13)	—	—	500,000	80,585
Repurchase of ADS (Note 20)	—	—	(1,845,892)	(297,504)
Proceeds from issuance of shares, net of issuance costs (Note 19)	—	—	7,379,744	1,189,399
Net cash provided by financing activities	17,865	93,758	5,450,378	878,441
Effect of exchange rate changes on cash and cash equivalents	(7,773)	(69,853)	(35,056)	(5,650)
Net increase (decrease) in cash and cash equivalents	(636,681)	108,364	2,056,521	331,451
Cash and cash equivalents at beginning of the year	2,292,538	1,655,857	1,764,221	284,341

Cash and cash equivalents at end of the year	1,655,857	1,764,221	3,820,742	615,792

Supplemental disclosures of cash flow information:
Cash paid for interest	2,320	310	—	—
Cash paid for income taxes	3,772	978	97	16
Non-cash consideration paid for business acquisitions	5,497,219	—	—	—
Acquisition of property and equipment included in accounts payable	12,065	21,592	47,924	7,724
Acquisition of licensed copyrights included in accounts payable	144,302	179,414	453,725	73,127
Acquisition of intangible assets included in accounts payable	11,162	12,297	9,990	1,610
Capitalized content production costs included in accrued expenses	—	1,870	234	38
Acquisition of licensed copyrights from nonmonetary content exchanges	114,861	28,669	173,288	27,929

The accompanying notes are an integral part of the consolidated financial statements.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The Group provides online video sharing and distribution services, online advertising services through its internet sites, www.youku.com and www.tudou.com and also provides mobile value-added services and production of film and television services. The Group’s principal geographic market is in the People’s Republic of China (“PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its wholly-owned subsidiaries and Consolidated Affiliated Entities in the PRC.

As of December 31, 2014, the Company’s significant subsidiaries and Consolidated Affiliated Entities were as follows:

	Place of Incorporation	Date of Establishment /Acquisition	Percentage of Ownership	Principal Activities
Subsidiaries:
1Verge Internet Technology (Beijing) Co., Ltd. (“1Verge Internet”)	PRC	November 14, 2005	100%	Provision of general and administrative services to group companies

Jet Brilliant Limited (“Jet Brilliant”)	Hong Kong	Acquired on April 27, 2010	100%	Provision of general and administrative services to group companies

Beijing Jet Brilliant Advertising Co., Ltd. (“Jet Brilliant Beijing”), a wholly-owned subsidiary of Jet Brilliant	PRC	Acquired on April 27, 2010	100%	Advertising agency business

Youku Video (Xi’an) Media Technology Co., Ltd. (“Youku Xi’an”), a wholly-owned subsidiary of Jet Brilliant	PRC	August 1, 2011	100%	Provision of content scrutiny for compliance of content regulations

Trade Lead Investments Ltd. (“Trade Lead”)	BVI	January 6, 2012	100%	Copyright agency services

Tudou Holdings Limited (“Tudou”)	Cayman	Acquired on August 23, 2012	100%	Investment holding

StarCloud Media Co., Ltd.(“StarCloud”), a wholly-owned subsidiary of Tudou	BVI	Acquired on August 23, 2012	100%	Investment holding

Reshuffle Technology (Shanghai) Co., Ltd. (“Reshuffle Technology”), indirectly wholly-owned by StarCloud	PRC	Acquired on August 23, 2012	100%	Technology consulting and administrative services

Chuanxian Technology (Shanghai) Co., Ltd. (“Chuanxian”), indirectly wholly-owned by StarCloud	PRC	Acquired on August 23, 2012	100%	Technology consulting services

Consolidated Affiliated Entities:
1Verge Information Technology (Beijing) Co., Ltd. (“1Verge Information”)	PRC	February 24, 2006	Nil	Online video sharing and distribution services, online advertising services, mobile value added services

Zhejiang Dongyang Tianshi Media Ltd. (“Tianshi”)	PRC	Acquired on January 6, 2012	Nil	Advertising agency, television production and cultural information consultation

Shanghai Quan Toodou Network Science and Technology Co., Ltd. (“Quan Toodou”)	PRC	Acquired on August 23, 2012	Nil	Online advertising operations

Shanghai Quan Toodou Cultural Communication Co., Ltd. (“Toodou Cultural”), a wholly-owned subsidiary of Quan Toodou	PRC	Acquired on August 23, 2012	Nil	Advertising production and operations
Heyi Pictures Inc. (“Heyi Pictures”), a subsidiary of 1Verge Information	PRC	August 15, 2014	Nil	Film and television production and distribution

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

On January 6, 2012, as an existing holder of 5% equity interest in Trade Lead and Tianshi, the Company completed the acquisition of the remaining 95% equity interest in Trade Lead and Tianshi (Note 6). On the acquisition date, Youku and 1Verge Internet entered into a series of contractual arrangements with Tianshi and the respective shareholders of Tianshi, Ms. Wen Lu and Ms. Qiong Hu, both employees of the Company. On September 17, 2013, 1Verge Information injected RMB7 million as registered capital into Tianshi. Upon completion of the increase of registered capital, 1Verge Information became a shareholder of Tianshi that holds of 70% of its equity interest, and Ms. Wen Lu and Ms. Qiong Hu jointly hold the remaining 30% of the equity interest of Tianshi.

On August 23, 2012, upon completion of the Merger, Tudou and Reshuffle Technology, entered into a series of contractual agreements with Quan Toodou and the respective shareholders of Quan Toodou, Ms. Qiong Qin, the wife of Youku’s founder and chief executive officer, Mr. Victor Koo, Mr. Wei Wang, the founder and chief executive officer of Tudou, and Ms. Zhiqi Wang, an employee of Tudou.

In November, 2012, Ms. Qiong Qin transferred 60% equity interest in 1Verge Information to Mr. Dele Liu. As a result, Ms. Qiong Qin and Mr. Dele Liu held 20% and 80% of 1Verge Information, respectively.

In January 2013, Mr. Wei Wang and Ms. Zhiqi Wang transferred 33.3% of their equity interest in Quan Toodou to Mr. Dele Liu and Mr. Zhou Yu, an employee of Tudou. As a result, Ms. Qiong Qin, Mr. Dele Liu and Mr. Zhou Yu held 66.7%, 15.3% and 18% of Quan Toodou, respectively.

In July 2013, 1Verge Information acquired 100% equity interest in Beijing Maiyu Cultural Diffusion Co. Ltd. (“Maiyu”) for cash consideration of RMB7 million. After the acquisition, Maiyu became a wholly-owned subsidiary of the Group and the Company recognized goodwill of RMB6,999. Maiyu mainly engages in advertising design and publication activities.

In September 2013, Mr. Zhou Yu transferred 18% of his equity interest in Quan Toodou to Ms. Qiong Qin. As a result, Ms. Qiong Qin held 84.7% of Quan Toodou. In April 2014, the registered capital of Quan Toodou was reduced to RMB70 million. As a result, Ms. Qiong Qin’s equity interest was reduced to 67.1% and Mr. Dele Liu’s equity interest was increased to 32.9% .

On August 15, 2014, the Company established Heyi Pictures, which mainly engages in the business of production and distribution of film and television programs. On December 22, 2014, Youku and 1Verge Internet entered into a series of contractual arrangements with Heyi Pictures and the respective shareholders of Heyi Pictures.

On December 22, 2014, Reshuffle Technology entered into a transfer agreement with Chuanxian to transfer all its rights and obligations under the series of contractual arrangements with Quan Toodou, Qin Qiong and Liu Dele, and the transfer took effect on December 31, 2014. On December 22, 2014, Tudou and Chunxian entered into a series of contractual arrangements with Quan Toodou and the respective shareholders of Quan Toodou, effective December 31, 2014, which replaced the series of contractual arrangements entered into between Tudou, Reshuffle Technology, Quan Toodou and the respective shareholders of Quan Toodou on August 22, 2012, amended and restated in April and September 2013.

PRC laws and regulations prohibit or restrict foreign ownership of Internet content and online advertising businesses. To comply with these foreign ownership restrictions, the Group operates its websites and provides online video, online advertising, mobile value-added services and production of film and television services in the PRC through the Consolidated Affiliated Entities, the PRC legal entities that were established by the individuals authorized by the Group. The paid-in capital of the Consolidated Affiliated Entities was mainly funded by the Group through loans extended to the authorized individuals.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The equity option agreements entered amongst Youku, 1Verge Internet, 1Verge Information, Tianshi and its shareholders on January 6, 2012, amended and restated in April and September 2013 contain terms substantially similar to the terms described above except the purchase consideration to be paid to the shareholders to acquire the equity interests in Tianshi shall be the lowest price then permitted by PRC law and Youku, 1Verge Internet or its designated party shall make payment of such price by cancelling all or a portion of the service fees, if any, due under the exclusive technical and consulting service agreement. If the Company, 1Verge Internet or its designated party is required by applicable laws or competent authorities to pay any consideration for exercise of the options, the shareholders of Tianshi agree to return all of such consideration to 1Verge Internet or its designated party after the completion of such equity interest transfers.

The equity option agreements entered amongst Tudou, Reshuffle Technology, Quan Toodou and its shareholders on August 22, 2012, amended and restated in April and September 2013, contain terms substantially similar to the terms described above.

The equity option agreements entered amongst Tudou, Chuanxian, Quan Toodou and its shareholders on December 22, 2014, contain terms substantially similar to the terms described above.

The equity option agreements entered amongst Youku, 1Verge Internet, 1Verge Information, Heyi Pictures and its individual shareholder on December 22, 2014 contain terms substantially similar to the equity option agreements amongst Youku, 1Verge Internet, 1Verge Information and its shareholders.

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

The business operation agreement entered amongst 1Verge Internet, 1Verge Information and its shareholders was amended and restated in November 2012 and April 2013 such that the term of the agreement shall be automatically extended for successive ten year periods unless 1Verge Internet terminates the agreement by providing three months advance written notice prior to the expiration of a ten-year term.

The business operation agreements entered amongst 1Verge Internet, 1Verge Information, Tianshi and its shareholders on January 6, 2012, amended and restated in April and September 2013 and Reshuffle Technology, Quan Toodou and its shareholders on August 22, 2012, amended and restated in April and September 2013, contain terms substantially similar to the terms described above.

The business operation agreements entered amongst 1Verge Internet, 1Verge Information, Heyi Pictures and its individual shareholder on December 22, 2014 and Chuanxian, Quan Toodou and its shareholders on December 22, 2014, contain terms substantially similar to the terms described above.

Exclusive technical and consulting service agreements

Pursuant to the exclusive technical and consulting service agreement between 1Verge Internet and 1Verge Information, amended and restated in August 2010, 1Verge Internet or its designated party, has the exclusive right to provide technical and consulting services in return for a service fee determined based on a set formula defined in the agreement. During the term of the agreement, 1Verge Internet has the right to adjust the service fee at its sole discretion without the consent of 1Verge Information. Without 1Verge Internet’s prior written consent, 1Verge Information shall not engage any third party for any of the technical and consulting services provided under this agreement. In addition, 1Verge Internet exclusively owns all intellectual property rights resulting from the agreement. The term of this agreement is ten years and will extend automatically for another ten-year period unless 1Verge Internet gives a written notice terminating this agreement three months before the expiration date. 1Verge Information is not permitted to terminate the agreement prior to the expiration date, unless 1Verge Internet fails to comply with any of its obligations under the agreement and such failure renders the continued performance of this agreement impossible.

The exclusive technical and consulting service agreement was amended and restated in November 2012 such that 1Verge Internet may transfer its rights or obligations under this agreement to any third party without the consent of 1Verge Information, but shall inform 1Verge Information of the assignment.

The exclusive technical and consulting service agreement entered amongst 1Verge Internet, 1Verge Information and Tianshi on January 6, 2012 is substantially similar to the terms described above, except that the services provided by 1Verge Internet are relevant to the television drama, library management and other operations of Tianshi.

The exclusive technical and consulting service agreement entered between Reshuffle Technology and Quan Toodou on August 22, 2012, amended and restated on January 28, 2013, contain terms substantially similar to the exclusive technical and consulting services agreement between 1Verge Internet and 1Verge Information that is described above.

The exclusive technical and consulting service agreements entered into between Chuanxian and Quan Toodou on December 22, 2014 and 1Verge Internet and Heyi Pictures on December 22, 2014 contain terms substantially similar to the exclusive technical and consulting services agreement between 1Verge Internet and 1Verge Information that is described above.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

The loan agreements between Reshuffle Technology and the shareholders of Quan Toodou, amended and restated in January and September 2013, contains terms substantially similar to the terms described above, except that the total amount of loans that may be extended to the shareholders of Quan Toodou is RMB150 million, of which RMB70 million was extended as of December 31, 2013.

The loan agreements entered into between Chuanxian and the shareholders of Quan Toodou on December 22, 2014 contains terms substantially similar to the terms described above, except that the total amount of loans that may be extended to the shareholders of Quan Toodou is RMB70 million.

The loan agreement entered into between 1Verge Internet and the individual shareholder of Heyi Pictures on December 22, 2014 contains terms substantially similar to the terms described above, except that the total amount of loans that may be extended to the individual shareholder of Heyi Pictures is RMB5 million.

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

Pursuant to the power of attorney agreements on December 22, 2014, the shareholders of Quan Toodou each granted an irrevocable power of attorney to Chuanxian effective from December 31, 2014, with terms substantially similar to the terms described above.

Pursuant to the power of attorney agreements on December 22, 2014, the individual shareholder of Heyi Pictures and 1Verge Information each granted an irrevocable power of attorney to 1Verge Internet effective from October 1, 2014, with terms substantially similar to the terms described above.

Equity interest pledge agreements

Pursuant to the equity interest pledge agreements between 1Verge Internet and the shareholders of 1Verge Information, amended and restated August 2010 and November 2012, the shareholders of 1Verge Information pledge all of their equity interests in 1Verge Information to 1Verge Internet, to guarantee 1Verge Information and its shareholders’ performance of their obligations under the amended and restated loan agreements, the amended and restated business operation agreements, the amended and restated exclusive technical and consulting service agreements and the amended and restated equity option agreements. If 1Verge Information and/or any of its shareholders breach their contractual obligations under this agreement, 1Verge Internet, as pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. Without 1Verge Internet’s prior written consent, shareholders of 1Verge Information shall not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice 1Verge Internet’s interests. During the term of this agreement, 1Verge Internet is entitled to receive all of the dividends and profits paid on the pledged equity interests. The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and expire on the earlier of (i) the date on which 1Verge Information and its shareholders have fully performed their obligations under the above-referred agreements; or (ii) 1Verge Internet enforces the pledge pursuant to the terms and conditions under this agreement, to fully satisfy its rights under such agreements.

The equity interest pledge agreements entered among 1Verge Internet, 1Verge Information and the shareholders of Tianshi on January 6, 2012, amended and restated in September 2013, is substantially similar to the equity interest pledge agreement described above, except the guarantee scope of the equity interest pledge is limited to Tianshi and its shareholders’ performance of their obligations under the exclusive technical and consulting services agreement and the equity option agreement.

The equity interest pledge agreements entered between Reshuffle Technology and the shareholders of Quan Toodou on August 22, 2012, amended and restated in January and September 2013, is substantially similar to the terms as the equity interest pledge agreements entered between 1Verge Internet and the shareholders of 1Verge Information described above.

The equity interest pledge agreements entered between Chuanxian and the shareholders of Quan Toodou on December 22, 2014, is substantially similar to the terms as the equity interest pledge agreements entered between 1Verge Internet and the shareholders of 1Verge Information described above.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The equity interest pledge agreements entered among 1Verge Internet, 1Verge Information and the individual shareholder of Heyi Pictures on December 22, 2014, is substantially similar to the terms as the equity interest pledge agreements entered between 1Verge Internet and the shareholders of 1Verge Information described above.

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

The Company, in consultation with its PRC counsel, believes that (i) the ownership structure of the Consolidated Affiliated Entities does not violate, breach, contravene or conflict with any applicable PRC laws; and (ii) each of the Contractual Agreements amongst the Primary Beneficiaries, 1Verge Internet, Reshuffle Technology, Chuanxian and the Consolidated Affiliated Entities and their respective shareholders that are governed by PRC laws constitutes a legal, valid and binding obligation of the parties thereto and does not violate any requirements of PRC laws.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The following table sets forth the assets and liabilities of Consolidated Affiliated Entities included in the Company’s consolidated balance sheets:

	As of December 31,
	2013	2014	2014
	(As Restated)
	RMB	RMB	US$
Cash and cash equivalents	370,140	419,607	67,628
Restricted cash	2,679	5,686	916
Accounts receivable (net of allowance for doubtful accounts of RMB75,522 and RMB40,294 (US$6,494) as of December 31, 2013 and 2014, respectively)	1,344,915	1,683,593	271,346
Amounts due from inter-companies (1)	24,658	605,100	97,524
Amounts due from related parties	—	125,204	20,179
Licensed copyrights, net	29,080	63,053	10,162
Other current assets	35,588	106,800	17,213
Total current assets	1,807,060	3,009,043	484,968
Property and equipment, net	38,556	200,487	32,313
Long-term investments	—	67,293	10,846
Licensed copyrights, net	72,663	142,244	22,926
Intangible assets, net	879,814	867,320	139,787
Other non-current assets	37,766	30,898	4,980
Total non-current assets	1,028,799	1,308,242	210,852
Total assets	2,835,859	4,317,285	695,820

Accounts payable	115,667	219,166	35,323
Advances from customers and deferred revenue	18,425	36,094	5,817
Amounts due to inter-companies (2)	1,684,786	2,265,294	365,099
Accrued expenses and other liabilities	956,066	1,543,850	248,823
Amounts due to related parties	—	4	1
Short-term bank loan	—	500,000	80,585
Total current liabilities	2,774,944	4,564,408	735,648
Deferred tax liabilities	216,738	213,407	34,395
Other liabilities	4,000	4,000	645
Total non-current liabilities	220,738	217,407	35,040
Total liabilities	2,995,682	4,781,815	770,688

(1)         Amounts due from inter-companies represent fees and operating expenses paid by Consolidated Affiliated Entities on behalf of subsidiaries.

(2)         Amounts due to inter-companies represent expenses charged by subsidiaries for technology consulting and service fees provided to Consolidated Affiliated Entities.

The financial performance of the Consolidated Affiliated Entities is as follows:

	Years ended December 31,
	2012	2013	2014	2014
	(As Restated)	(As Restated)
	RMB	RMB	RMB	US$
Net revenues	2,005,081	2,972,847	4,006,434	645,720
Net income (loss)	367,163	(448,627)	(542,154)	(87,380)

As of December 31, 2014, there was no pledge or collateralization of the assets of Consolidated Affiliated Entities and the Primary Beneficiaries have not provided any financial support that it was not previously contractually required to. Restricted cash of RMB5,686 (US$916) may only be used to settle the obligations of the Consolidated Affiliated Entities. Creditors of the Consolidated Affiliated Entities have no recourse to the general credit of the Company.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

2. RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

In connection with a routine review by the Securities and Exchange Commission (“SEC”) of the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (“2013 20-F”), the Group revised its accounting treatment for (i) licensed copyrights and (ii) non-monetary exchanges of licensed copyrights, as further described below, to correct certain errors in the preparation of the previously issued financial statements, and restated its consolidated financial statements for the years ended December 31, 2012 and 2013.

Accounting for licensed copyrights

The Group acquires and uses licensed content to drive viewership, and monetizes the content through advertising placements. In that sense, the Group’s business operations in connection with copyright licensing are similar to that of a traditional broadcaster. As a result, the Group determined that the accounting treatment for the licensed copyrights should have been within the scope of incremental industry accounting guidance in ASC 920, Entertainment — Broadcasters (“ASC 920”), for all historical periods.  The application of ASC 920 resulted in differences as to (i) the current and non-current classification of licensed copyrights on the balance sheet based on estimated time of usage, and (ii) the methodology used in the evaluation of the recoverability of licensed copyrights, which is based on estimated net realizable value (“NRV”) whereby a write-down from unamortized cost of licensed copyrights to NRV, if lower, is required when usefulness of the licensed copyrights is revised downwards.

Previously, licensed copyrights were classified as part of intangible assets and the recoverability of licensed copyrights was evaluated with other long-lived assets as an asset group, in accordance with ASC 360-10, Property, Plant, and Equipment: Overall (“ASC 360”).

As of December 31, 2013, the adoption of ASC 920 increased the Group’s current and non-current licensed copyrights balances by RMB105,087 and RMB254,677, respectively, which is now separately presented on the balance sheet, increased current and non-current prepayments and other assets by RMB18 and RMB9,540, respectively, decreased current and non-current intangible assets balances by RMB51,942 and RMB306,521, respectively, decreased property and equipment by RMB37,633, decreased deferred tax assets by RMB2,291, decreased deferred tax liabilities by RMB2,632 and increased accumulated deficit by RMB26,433.

For the year ended December 31, 2013, the revision of the accounting treatment increased cost of revenues, product development expenses, sales and marketing expenses and general and administrative expenses by RMB4,117, RMB6,566, RMB10,140, and RMB5,951, respectively, decreased income tax expenses by RMB341 and increased net loss by RMB26,433. The effects of the revision of the accounting treatment on the Group’s statement of comprehensive loss for the year ended December 31, 2013 was primarily due to the methodology used in evaluating the recoverability of the licensed copyrights, and the sequence in which the evaluation of recoverability is performed between licensed copyrights and other long-lived assets.  Previously, in 2013, the Group recognized an impairment charge of RMB96,071 in accordance with ASC 360, whereby the total impairment charge was measured as the difference between the fair value and carrying value of the asset group, and the charge allocated amongst the various long-lived assets in the asset group based on their relative carrying values, including licensed copyrights.  In accordance with ASC 920, the Group first evaluated recoverability of licensed copyrights based on estimated NRV, and determined there was no impairment of licensed copyrights in 2013.  The Group then proceeded with the impairment evaluation of its other long-lived assets in accordance with ASC 360, whereby a total impairment charge of RMB107,326 was allocated to the respective assets in the asset group, other than licensed copyrights which are outside the scope of ASC 360. The additional RMB11,255 increase in impairment charges in 2013 was due to the fact that while the fair value of the asset group subject to the impairment assessment remained the same, there was an increase in the carrying value of the asset group from the recognition of licensed copyrights that are swapped-in at fair value (see Note 3 “Accounting for nonmonetary exchanges of licensed copyrights”).  Furthermore, as a result of the revised carrying values of the Group’s licensed copyrights and other long-lived assets, adjustments to the corresponding amortization and depreciation charges were also made.

For the year ended December 31, 2012, the revision of the accounting treatment did not result in any adjustments to the Group’s statement of comprehensive loss. The revision of the accounting treatment also did not result in any adjustments to the Group’s opening accumulated deficit as of January 1, 2012.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Accounting for nonmonetary exchanges of licensed copyrights (“barter transactions”)

The Group often acquires exclusive licensed copyrights of content, which includes a broadcasting right and a right to sublicense to third parties.  From time to time, as part of the sublicensing right acquired, the Group enters into nonmonetary exchanges of the underlying content with other online video broadcasting companies.  The Group had previously accounted for these nonmonetary exchanges at the carrying values of the sublicensing rights given up, which is nil, with no resulting gain or loss being recognized. Upon further evaluation of ASC 845, Nonmonetary Transactions, the Group determined it did not meet the inventory exception to fair value accounting contained therein, and accordingly, these barter transactions should be accounted for at fair value.  The key effects of applying fair value accounting to these barter transactions resulted in the recognition of (i) sublicensing revenues upon the exchange and (ii) the corresponding licensed copyrights that are swapped-in from these transactions, along with their subsequent amortization, all of which were not previously reflected in the Group’s consolidated financial statements.  In addition, the Group had previously amortized the exclusive licensed copyrights entirely using an accelerated method based on historical viewership consumption pattern in accordance with ASC 920, whereas it now amortizes the two underlying rights separately - the sublicensing right using the individual-film-forecast-computation method in accordance with ASC 926, Entertainment-Films (“ASC 926”), and the broadcasting right using an accelerated method based on historical viewership consumption pattern in accordance with ASC 920 (see Note 3 “Licensed copyrights, net”).

As of December 31, 2013, the revision in accounting treatment increased the Group’s current and non-current licensed copyrights balances by RMB2,621 and RMB4,553, respectively, increased current prepayments and other assets by RMB8,958, increased advances from customers and deferred revenue by RMB1,661 and decreased accumulated deficit by RMB14,471.

For the year ended December 31, 2013, the revision of the accounting treatment increased net revenues and cost of revenues by RMB40,510 and RMB47,077, respectively, and net loss increased by RMB6,567. For the year ended December 31, 2012, the revision of the accounting treatment increased net revenues and cost of revenues by RMB114,227 and RMB92,473, respectively and net loss decreased by RMB21,754.

As of December 31, 2012, the revision of the accounting treatment resulted in a decrease to accumulated deficit of RMB21,038. For historical periods prior to 2012, the revision of the accounting treatment resulted in an increase to the Group’s opening accumulated deficit as of January 1, 2012 of RMB716.

Other adjustments

In connection with the restatement of the Group’s consolidated financial statements to revise for the accounting treatment discussed above, the Group also adjusted for certain previously identified immaterial accounting errors related to the prior periods presented. When these financial statements were originally issued, the Group assessed their impact and concluded that they were not material to the consolidated financial statements for the years ended December 31, 2012 and 2013, respectively. However, in conjunction with the need to restate the Group’s consolidated financial statements as mentioned above, the Group has determined that it would be appropriate to make adjustments for such previously unrecorded adjustments.

The combined impact of all adjustments to the applicable line items in the Group’s consolidated financial statements for the periods presented are provided in the tables below.

A summary of the effects of the restatement on the applicable line items within the Group’s consolidated balance sheet as of December 31, 2013 is as follows:

	Consolidated Balance Sheet as of December 31, 2013
	As Reported	Adjustments	As Restated
	RMB	RMB	RMB
Licensed copyrights, net	—	107,708	107,708
Intangible assets, net	51,942	(51,942)	—
Prepayments and other assets	82,300	8,976	91,276
Deferred tax assets, net	7,843	(2,291)	5,552
Total current assets	4,688,455	62,451	4,750,906
Property and equipment, net	222,229	(37,633)	184,596
Licensed copyrights, net	—	259,230	259,230
Intangible assets, net	1,197,671	(306,521)	891,150
Prepayments and other assets	197,856	9,540	207,396
Total non-current assets	5,881,501	(75,384)	5,806,117
Total assets	10,569,956	(12,933)	10,557,023
Advances from customers and deferred revenue	25,081	1,661	26,742
Accrued expenses and other liabilities	1,124,342	(13,636)	1,110,706
Total current liabilities	1,363,248	(11,975)	1,351,273
Deferred tax liabilities	219,519	(2,632)	216,887
Total non-current liabilities	223,589	(2,632)	220,957
Total liabilities	1,586,837	(14,607)	1,572,230
Accumulated deficit	(1,878,454)	45,405	(1,833,049)
Accumulated other comprehensive loss	(199,053)	(43,731)	(242,784)
Total shareholders’ equity	8,983,119	1,674	8,984,793
Total liabilities and shareholders’ equity	10,569,956	(12,933)	10,557,023

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

A summary of the effects of the restatement on the applicable line items within the Group’s consolidated statements of comprehensive loss for the years ended December 31, 2013 and 2012 is as follows:

	Consolidated Statement of Comprehensive Loss for the year ended December 31, 2013
	As Reported	Adjustments	As Restated
	RMB	RMB	RMB
Net revenues	3,028,484	40,510	3,068,994
Cost of revenues	(2,487,421)	(37,558)	(2,524,979)
Gross profit	541,063	2,952	544,015
Product development	(278,015)	(6,566)	(284,581)
Sales and marketing	(681,008)	(10,140)	(691,148)
General and administrative	(261,770)	(5,951)	(267,721)
Total operating expenses	(1,220,793)	(22,657)	(1,243,450)
Government grant income	—	25,489	25,489
Loss from operations	(679,730)	5,784	(673,946)
Other income (loss), net	70,573	(25,489)	45,084
Loss before income taxes	(579,730)	(19,705)	(599,435)
Income tax benefit (expense)	(1,014)	341	(673)
Net loss	(580,744)	(19,364)	(600,108)
Net loss per share, basic and diluted	(0.19)	(0.01)	(0.20)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(3.50)	(0.12)	(3.62)
Comprehensive loss attributable to ordinary shareholders	(663,915)	(19,364)	(683,279)

	Consolidated Statement of Comprehensive Loss for the year ended December 31, 2012
	As Reported	Adjustments	As Restated
	RMB	RMB	RMB
Net revenues	1,795,575	114,227	1,909,802
Cost of revenues	(1,499,536)	(92,473)	(1,592,009)
Gross profit	296,039	21,754	317,793
Government grant income	—	10,119	10,119
Loss from operations	(478,665)	31,873	(446,792)
Other income (loss), net	9,757	(10,661)	(904)
Loss before income taxes	(427,419)	21,212	(406,207)
Net loss	(424,003)	21,212	(402,791)
Net loss per share, basic and diluted	(0.18)	0.01	(0.17)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(3.20)	0.16	(3.04)
Other comprehensive loss, net of tax of nil	(7,304)	542	(6,762)
Comprehensive loss attributable to ordinary shareholders	(431,307)	21,754	(409,553)

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

A summary of the effects of the restatement on the applicable line items within the Group’s consolidated statement of cash flows for the years ended December 31, 2013 and 2012 is as follows:

	Consolidated Statement of Cash Flows for the year ended December 31, 2013
	As Reported	Adjustments	As Restated
	RMB	RMB	RMB
Net loss	(580,744)	(19,364)	(600,108)
Depreciation of fixed assets	111,098	(15,293)	95,805
Amortization of licensed copyrights	—	816,397	816,397
Amortization of intangible assets and capitalized content production costs	788,299	(736,458)	51,841
Barter sublicensing revenue	—	(40,510)	(40,510)
Impairment of long-lived assets	96,071	11,255	107,326
Deferred income tax benefit	(313)	(2,391)	(2,704)
(Increase) decrease of prepayments and other assets	1,441	8,100	9,541
Increase (decrease) of accrued expenses and other liabilities	142,059	(13,636)	128,423
Net cash provided by operating activities	269,483	8,100	277,583
Loans to third parties	—	(8,100)	(8,100)
Acquisition of licensed copyrights	—	(735,001)	(735,001)
Acquisition of intangible assets	(740,581)	735,001	(5,580)
Net cash used in investing activities	(185,024)	(8,100)	(193,124)
Supplemental disclosures of cash flow information:
Acquisition of licensed copyrights included in accounts payable	—	179,414	179,414
Acquisition of intangible assets included in accounts payable	191,711	(179,414)	12,297
Acquisition of licensed copyrights from nonmonetary content exchanges	—	28,669	28,669

	Consolidated Statement of Cash Flows for the year ended December 31, 2012
	As Reported	Adjustments	As Restated
	RMB	RMB	RMB
Net loss	(424,003)	21,212	(402,791)
Amortization of licensed copyrights	—	457,323	457,323
Amortization of intangible assets and capitalized content production costs	416,396	(364,851)	51,545
Barter sublicensing revenue	—	(114,227)	(114,227)
Foreign exchange loss (gain)	469	543	1,012
(Increase) decrease of prepayments and other assets	20,182	15,400	35,582
Net cash provided by operating activities	137,420	15,400	152,820
Loans to third parties	—	(15,400)	(15,400)
Acquisition of licensed copyrights	—	(361,976)	(361,976)
Acquisition of intangible assets	(361,976)	361,976	—
Net cash used in investing activities	(784,193)	(15,400)	(799,593)
Supplemental disclosures of cash flow information:
Acquisition of licensed copyrights included in accounts payable	—	144,302	144,302
Acquisition of intangible assets included in accounts payable	155,464	(144,302)	11,162
Acquisition of licensed copyrights from nonmonetary content exchanges	—	114,861	114,861

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (AS RESTATED)

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Management evaluates estimates, including those related to the allowance for doubtful accounts, amortization of intangible assets and capitalized content costs, recoverability and useful lives of long-lived assets, amortization and recoverability of licensed copyrights, recoverability of the carrying values of goodwill and indefinite-lived intangible assets, fair value of stock options to purchase the Company’s ordinary shares, fair value of nonmonetary content exchanges, forfeiture rates for options and restricted stock (units) granted, allocation of purchase price to identifiable assets and liabilities acquired in business combinations, accrual of sales commissions to third-party advertising agencies, valuation allowances on deferred tax assets and income tax uncertainties, among others. Management bases the estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from these estimates.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Convenience translation

Translations of amounts from Renminbi (“RMB”) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 to RMB6.2046 on December 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

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

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date. The foreign exchange loss and gain included in “other income (loss), net” in the consolidated statements of comprehensive loss for the years ended December 31, 2012 and 2013 were RMB3,162 and RMB12,358, respectively, and the foreign exchange loss included in the consolidated statement of comprehensive loss for the year ended December 31, 2014 was RMB7,192 (US$1,159).

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

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

Restricted cash

Restricted cash is restricted as to usage based on contracts entered into with third parties. The restricted cash balance was RMB2,679 and RMB617,586 (US$99,537) as of December 31, 2013 and 2014, respectively. RMB611,900 (US$98,620) is a restricted deposit pledged as collateral for a short-term bank loan (Note 13).

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

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

Long-term investments

The Company’s long-term investments consist of cost method investments and equity method investments.

In accordance with ASC subtopic 325-20 (“ASC 325-20”), Investments-Other: Cost Method Investments, for investments in an investee over which the Company does not have significant influence and which do not have readily determinable fair value, the Company carries the investment at cost and only adjusts for other-than-temporary declines in fair value and distributions of earnings that exceed the Company’s share of earnings since its investment. Management regularly evaluates the impairment of the cost method investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and financing needs. An impairment loss is recognized in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323, Investments-Equity Method and Joint Ventures(“ASC 323”). Under the equity method, the Company initially records its investment at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Company subsequently adjusts the carrying amount of the investment to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. Under the conditions that the Company is not required to advance additional funds to an investee and the equity-method investment in ordinary shares is reduced to zero, if further investments are made that have a higher liquidation preference than ordinary shares, the Company would recognize the loss based on its percentage of the investment with the same liquidation preference, and the loss would be applied to those investments of a lower liquidation preference first before being further applied to the investments of a higher liquidation preference. Unrealized inter-company profits and losses with equity investees are eliminated. The Company evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than temporary.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Licensed copyrights, net

Licensed copyrights relate to titles to movies, television series, variety shows, animations and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability recorded when cost of the content is known, the content has been accepted by the Group in accordance with the conditions of the license agreement and the content is available for its first showing on the Group’s websites.  Licensed copyrights are carried at the lower of unamortized cost or NRV. The terms of the licenses for professionally produced content vary depending on the type of content and producers, but the terms for movies and television serial dramas typically range from six months to ten years. Licensed copyrights are presented on the balance sheet as current and non-current based on estimated time of usage.

The Group has two types of licensed copyrights, 1) non-exclusive licensed copyrights and 2) exclusive licensed copyrights. With non-exclusive licensed copyrights, the Group has the right to broadcast the contents on its own websites. While, with exclusive licensed copyrights, in addition to the broadcasting right, the Group also has the right to sublicense the underlying contents to third parties.

Non-exclusive licensed copyrights, which only generate indirect advertising revenues, are generally amortized using an accelerated method based on historical viewership consumption patterns. The amortization of certain licensed video content other than movies, television series, variety shows and animations is on a straight-line basis, as the consumption pattern based on historical viewing data supports this method.  Estimates of the consumption patterns for licensed copyrights are reviewed periodically and revised, if necessary. When the amortization pattern is revised, it is accounted for as a change in accounting estimate prospectively in accordance with ASC 250, Accounting Changes and Error Corrections (“ASC 250”).

Exclusive licensed copyrights generate both direct sublicensing and indirect advertising revenues. The purchase cost of exclusive licensed copyrights includes a broadcasting right and a right to sublicense to third parties, and the Group allocates the content cost to these two rights when the exclusive licensed copyrights are initially recognized based on the relative proportion of the Group’s estimate of the total revenues that will be generated by each right. For the broadcasting right, which is the portion of an exclusive licensed copyright that generates indirect advertising revenues, the content costs are amortized in accordance with ASC 920 using an accelerated method based on historical viewership consumption patterns, which is the same with that of non-exclusive licensed copyrights as discussed above. For the right to sublicense to third parties, which is the portion of an exclusive licensed copyright that generates direct revenues, the content costs are amortized in accordance with ASC 926 using an individual-film-forecast-computation method, which amortizes such costs based on the ratio of the sum of sublicensing revenues and barter sublicensing revenues (see Note 3 — “Barter transactions”) generated for the current period to the total direct revenues estimated to be generated by the exclusive licensed copyrights for their whole license period or estimated useful lives. The Group revisits the forecasted total direct revenues on a periodic basis and any resulting changes to such estimates and the resulting amortization expense are accounted for prospectively as a change in accounting estimate in accordance ASC 250.

On a periodic basis, the Group evaluates the program usefulness of its licensed copyrights pursuant to the guidance in ASC 920-350 Entertainment-Broadcasters: Intangibles — Goodwill and Other which provides that such rights be reported at the lower of unamortized cost or estimated NRV. When there is a change in the expected usage of licensed copyrights, the Group estimates NRV of licensed copyrights to determine if any impairment exists.

For non-exclusive licensed copyrights which only generate indirect advertising revenues, NRV is determined by estimating the expected cash flows from advertising, less any direct costs, over the remaining useful lives of the non-exclusive licensed copyrights. The Company monetizes its licensed copyrights with branding customers based on the different content channels available on the Group’s platforms. Therefore, the Group estimates advertising cash flows for each category of content separately, such as movies, television series, variety shows, animations and other video contents. Estimates that impact advertising cash flows include anticipated levels of demand for the Group’s advertising services and the expected selling prices of the Group’s advertisements.

For exclusive licensed copyrights, as they generate indirect advertising revenues as well as direct revenues from sublicensing, in addition to the net cash flows from advertising, the Group also considers the expected sublicensing cash flows, less any direct costs, over the remaining useful lives of the exclusive licensed copyrights when determining NRV.

No impairment charges were recorded in any of the periods presented.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

A reporting unit is defined as an operating segment or one level below an operating segment referred to as a component. The Company determines its reporting units by first identifying its operating segments, and then assesses whether any components of these segments constituted a business for which discrete financial information is available and where segment management regularly reviews the operating results of that component. Prior to the acquisitions (Note 6), the Company had one reporting unit because no discrete financial information was available below the consolidated level. Subsequent to the acquisitions of Trade Lead (including Tianshi) and Tudou, the Company continues to have one reporting unit at the Group level as the operating results of Trade Lead (including Tianshi) and Tudou are not regularly reviewed by segment management.

Goodwill is tested for impairment on October 1 in each year. The Group adopted Accounting Standards Update (“ASU”) No. 2012- 02, Intangibles — Goodwill and Other (Topic 350), Goodwill for Impairment, pursuant to which we can elect to perform a qualitative assessment to determine whether the two-step impairment testing on goodwill is necessary. In 2013, we elected to use the two-step process required by ASC 350-20 to perform the annual impairment test. First, the Company reviews the carrying amount of the reporting unit compared to the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Company must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The Company determines the implied fair value of goodwill by deducting the fair values of identifiable assets and liabilities from the fair value of the reporting unit. The fair value of identifiable assets and liabilities are determined using a discounted cash flow approach. This approach is based on cash flow assumptions that are consistent with the plans and estimates being used to manage the business. If the implied fair value of the reporting unit goodwill is lower than it carrying amount, goodwill of the reporting unit is impaired and is written down to its implied fair value. There has been no impairment of goodwill in any of the years presented.

Intangible assets, net

The advertising license is amortized using the straight-line method over the remaining term of the license.

The intangible assets acquired in the Merger, namely technology, customer relationships, non-compete agreement, user generated content and domain name, trademark and online video license, are recognized and measured at the fair value as of the acquisition date.

The technology and customer relationship are amortized using the straight-line method over the estimated useful life. The non-compete agreement and adaptation rights are amortized using the straight-line method over the contractual period. The user generated content is amortized using an accelerated method over the estimated useful life, which is expected to be two years.

As of December 31, 2014, intangible assets have weighted-average useful lives as follows:

Advertising license	28 years
Technology	5 years
Non-compete agreement	3 years
Customer relationship	5 years
User generated content	2 years
Adaptation rights	5.32 years
Domain name, trademark and online video license	indefinite

Intangible assets with definite useful lives are carried at cost less accumulated amortization and impairment loss, if any.

Domain name, trademark and online video license acquired from the Merger of Tudou may be renewed indefinitely at little cost and the Company intends to renew the domain name, trademark and online video license indefinitely.

The initial registration fee for the Company’s domain names and the renewal fees for the online video licenses and trademarks are expensed as incurred. Intangible assets with an indefinite useful life are not amortized, instead, they are tested for impairment annually or more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired. The Company assess indefinite-lived intangible assets for impairment in accordance with ASC subtopic 350-30 (“ASC 350-30”), Intangibles — Goodwill and Other on October 1 of each year. The Company performs a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired based on guidance in ASU No. 2012- 02, Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. If it is more likely than not the fair value of such an asset exceeds its carrying value, the Company would not need to calculate the fair value of the asset that year. However, if the Company concludes otherwise, a quantitative impairment test is performed. The quantitative impairment test consists of calculating the fair value of the asset and comparing it to the carrying amount. If the carrying amount exceeds its fair value, an impairment loss in an amount equal to that excess will be recognized. There has been no impairment charges realized on the Company’s indefinite-lived intangible assets in any of the years presented.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Impairment of long-lived assets other than goodwill

The Group evaluates long-lived assets, such as fixed assets and purchased or acquired intangible assets with finite lives other than licensed copyrights, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with ASC subtopic 360-10 (“ASC 360-10”), Property, Plant and Equipment: Overall. When such events occur, the Group assesses the recoverability of the long-lived assets based on the undiscounted future cash flows the long-lived assets are expected to generate at the lowest level of identifiable cash flows.  The Group recognizes an impairment loss when the estimated undiscounted future cash flow expected to result from the use of the long-lived assets plus net proceeds expected from the eventual disposition of the long-lived assets, if any, is less than their carrying values. If the Group identifies an impairment, the Group reduces the carrying value of the long-lived assets to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market values. The Group uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of its carrying value or fair value less costs to sell, and no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheets.

Due to the continuing operating losses incurred, the Group determined an impairment indicator existed for its long-lived assets during 2013.  In accordance with ASC 360, the Group first performed a recoverability test at an asset group level, which includes the long-lived assets and certain other assets and liabilities, that when used together, is able to generate the lowest level of largely independent identifiable cash flows from other assets and liabilities. The Group determined that the asset group subject to the recoverability test includes prepayments for licensed copyrights, licensed copyrights, advertising license, technology, non-compete agreement, customer relationship, user generated content, capitalized content production costs, property, plant and equipment, with a total carrying amount of RMB986,112. The Group assessed the recoverability of the asset group based on the undiscounted future cash flows associated with the asset group with the assistance of an independent third-party valuation firm. The undiscounted cash flows for the asset group were based on a 2.5 year projection period, which approximates the remaining useful life of the licensed copyrights, which were determined to be the primary asset of the asset group. Cash flow projections were based on past experience, actual operating results and management’s best estimates about future developments, as well as certain market assumptions. The recoverability test indicated that the undiscounted cash flows were less than the carrying value of the related asset group. The Group then proceeded to determine the fair value of the asset group in accordance with ASC 820-10, Fair value measurement: Overall, with the assistance of an independent third-party valuation firm. The Group concluded that the Group’s current usage of assets represented the highest and best use of market participants. A discount rate of approximately 16% was used in the valuation which reflects the market assessment of the risks specific to the Group’s industry and is based on the weighted-average cost of capital for the asset group. The fair value of the asset group was determined to be RMB878,786 as of July 1, 2013.

An impairment charge of RMB nil, RMB107,326 and RMB nil was recorded for the years ended December 31, 2012, 2013, and 2014, respectively. In 2013, the impairment charge was allocated to each long-lived asset of the asset group subject to the scope of ASC 360-10, on a pro-rata basis using their relative carrying amounts, except that carrying amount of an individual long-lived asset cannot be reduced below its fair value. While part of the asset group, since the licensed copyrights are not within the scope of ASC 360-10, and already reported at the lower of unamortized cost or estimated NRV, no impairment loss was allocated to the licensed copyrights. The impairment charge was recorded in cost of revenue and other operating expenses for the year ended December 31, 2013 as follows:

As of December 31,
2013 (As Restated)
RMB
Cost of revenues	68,941
Product development	10,725
Sales and marketing	16,282
General and administrative	11,378
Total	107,326

In accordance with ASC 360-10, impairment losses on long-lived assets to be held and used were reflected as a permanent write-down of the cost basis of the affected assets. Accordingly, the Group eliminated the previously recorded cost and accumulated depreciation or amortization of the impaired long-lived assets.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Revenue recognition

The Group’s revenues are derived principally from online advertising services. Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured under ASC subtopic 605-10, Revenue Recognition: Overall (“ASC 605-10”).

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

For contracts where the Group provides customers with a bundle of advertising services, the Group first determines whether each identified deliverable qualifies as a separate unit of accounting. For each unit of accounting, the Group allocates arrangement consideration in accordance with ASC subtopic 605-25, Revenue Recognition: Multiple-Element Arrangements (“ASC 605-25”). Pursuant to ASC 605-25, a contingent revenue feature limits the amount of arrangement consideration that is otherwise allocable to a delivered item that can be separately accounted for to the amount that is not contingent on the vendor’s completion of the remaining performance obligations, without considering the likelihood of the vendor’s performance. For bundled arrangements, the Group’s right to receive consideration from the customer for delivered items is contingent upon the successful delivery of the remaining undelivered items primarily because its contracts are silent on the Group’s rights to partial payment on delivered items when advertising services remain to be delivered and there is no specified formula in the contract nor an agreed practice with customers to determine the value of partially delivered services.

Therefore, the amount allocated to delivered items in a bundled arrangement is limited to the non-contingent amount, regardless of the Group’s historical experience with respect to resolution of such contingencies. Once the arrangement consideration has been allocated in accordance with ASC 605-25, all of which is to the last deliverable, or the combined unit of accounting when there are other services to be delivered together with the last deliverable (“combined unit of accounting”), the Group recognizes revenue when all the revenue recognition criteria under ASC 605-10 are met. Specifically, under ASC 605-10, the Company’s historical experience with respect to the successful delivery of the last deliverable or the combined unit of accounting, without providing concessions to its customer, is considered when evaluating whether fees are fixed or determinable, and consequently, the timing of revenue recognition.

The Group has historically demonstrated its ability to successfully complete delivery of the last deliverable or the combined unit of accounting without providing concessions. Accordingly, the abovementioned contingency is deemed to be resolved at the beginning of the performance period of the last deliverable or combined unit of accounting, and service revenue is recognized using the proportionate performance method over the performance period of the last deliverable in the arrangement or the remaining service period of the combined unit of accounting, respectively. The Company regularly monitors its ability to complete delivery of the last deliverable or the combined unit of accounting, without providing concessions, and in the event that such delivery is not certain without providing additional concessions to its customer, the Company will defer recognition until such time payment becomes due. Revenue is also deferred when nonrefundable payments are received from customers prior to satisfaction of the other revenue recognition criteria discussed above. The Group recognized advertising revenues of RMB1,617,173, RMB2,701,644 and RMB3,622,546 (US$583,848) for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group provides various sales incentives to its customers, including cash incentives in the form of commissions to certain third-party advertising agencies (see Note 3 — “ Commissions to third-party advertising agencies”) and noncash incentives such as discounts and advertising services provided free of charge in certain bundled arrangements, which are negotiated on a contract by contract basis with customers. The Group has a general policy regarding the volume of advertising services to be provided free of charge which depends largely on the volume of advertising services purchased by the advertiser. The Group evaluates all advertising services in a bundled arrangement, whether provided for consideration or free or charge, pursuant to ASC 605-25 to determine whether it qualifies as a deliverable and separate unit of accounting.

Revenue from sublicensing

The Group also generates revenues from sublicensing content licensed from third party vendors for cash and through nonmonetary exchanges with other online video broadcasting companies. The exclusive licensing agreement the Group enters into with the vendors has a definitive license period and gives the Group rights to sublicense these contents to other third parties. The Group enters into a non-exclusive sublicense agreement with a sublicensee for a period that falls within the original exclusive license period. For cash sublicensing transactions, the Group receives a fixed amount of the sublicense fee upfront under the sublicensing arrangements and does not have any future obligation once it has provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sublicense period). In accordance with ASC subtopic 926-605, Entertainment-Films: Revenue Recognition (“ASC 926-605”), the Group recognizes the amount of the sublicense fee as revenue at the beginning of the sublicense period only when the Group meets all the following criteria: persuasive evidence of a sublicensing arrangement with a customer exists, the content has been delivered or is available for immediate and unconditional delivery, the sublicense period of the arrangement has begun and the customer can begin its exploitation, exhibition, or sale, the arrangement fee is fixed or determinable and collection of the arrangement fee is reasonably assured. The Group recognized cash sublicensing revenues of RMB96,091, RMB98,351 and RMB18,120 (US$2,920) for the years ended December 31, 2012, 2013 and 2014, respectively.

The Group also enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provides rights for each respective party only to broadcast the licensed copyrights received on its own website; though, each party retains the right to continue broadcasting and / or sublicense the rights to the content it surrendered in the exchange. These nonmonetary exchanges of content are recognized at fair value and barter sublicensing revenues are recognized in accordance with the same ASC 926-605 criteria above, when there are no other future obligations under the agreement. (see Note 3 “Barter transactions”).

Revenue from mobile value-added services (“MVAS”)

The Group generates revenue from MVAS through partnership agreements with third party mobile network operators. The Group provides video clips to mobile network operators for its mobile phone users. Users pay a monthly subscription fee to the mobile network operator to access the video channel or pay on a per-clip download basis, and the Group shares the fees collected by the mobile network operator for such services. MVAS revenue is generally recognized when the Group receives monthly statements from the mobile network operators indicating the transaction volume generated by its mobile phone users that are subject to revenue share with the Group. For smaller mobile network operators, the Group defers revenue recognition until cash is received. The Group recognized MVAS revenues of RMB46,894, RMB196,075 and RMB221,468 (US$35,694) for the years ended December 31, 2012, 2013 and 2014, respectively.

Revenues from MVAS represent only the Group’s shares of the revenues to be received from the mobile network operators and are recorded on a net basis. The Group is not the primary obligor in the arrangement, nor does it enter into contracts with end customers or has the price setting capabilities, rather the Group provides the content to the mobile network operators in accordance with the operator’s overall strategy and requirements.

Revenue from subscription service

The Group operates a paid content platform where users can access advertisement-free premium content, such as high-definition movies. The subscription fee is time-based and is collected up-front. The terms of time-based subscriptions range from one month to twelve months. The receipt of subscription fee is initially recorded as deferred revenue and revenue is recognized ratably over the period of subscription as services are rendered. The Group evaluated the principal versus agent criteria and determined that the Group is the principal in the transaction and accordingly, records revenue on a gross basis. In determining whether to report subscription service revenue on a gross basis, the Group assesses whether it enters into contracts with viewers, who bears the credit risk and who has the price setting capabilities. Service fees levied by online and mobile payment channels are recorded as cost of revenues in the same period the subscription revenues are recognized. The Group recognized subscription revenues of RMB16,782, RMB26,450 and RMB119,619 (US$19,279) for the years ended December 31, 2012, 2013 and 2014, respectively.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Barter transactions

Nonmonetary exchanges of licensed copyrights

The Group enters into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provides rights for each respective party only to broadcast the licensed copyrights received on its own website; though, each party retains the right to continue broadcasting and / or sublicense the rights to the content it surrendered in the exchange. The Group accounts for these nonmonetary exchanges in accordance with ASC 845 and records the transaction based on the fair value of the asset surrendered.

The Group estimates the fair value of the content surrendered by deriving an “average transaction price” using actual cash sublicensing transactions for the same content with comparable counterparties, when available. The comparability of counterparties is assessed based on a number of factors, including relative size and scale, as well as market share of online viewership traffic they generate. In instances when the Group does not have actual cash sublicensing transactions for the same content as reference points, the estimates of fair value of the content surrendered is derived using an average transaction price of cash sub-licenses of content that is similar in nature with comparable counterparties. To assess whether the content is similar in nature to the bartered content, the Group considers, amongst others, (i) the type of content (i.e. movie, television series, variety shows); (ii) the geographic origination source of the content; and (iii) the timing in which the similar content is broadcasted.

The attributable cost of the barter transaction is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright (see Note 3” Licensed copyrights, net”), computed using the individual-film-forecast computation method. The Group recognized barter sublicensing revenues of RMB114,227, RMB40,510 and RMB193,300 (US$31,154) for the years ended December 31, 2012, 2013 and 2014, respectively. The related cost of barter sublicensing revenues were RMB37,605, RMB15,392 and RMB46,416 (US$7,481) for the years ended December 31, 2012, 2013 and 2014, respectively.

Other nonmonetary exchanges

The Group enters into cross-promotional agreements, which consists of advertising-for-advertising, advertising for licensed copyrights of content (“advertising-for-content), and licensed copyrights of content for advertising (“content-for-advertising”) barter transactions. The Group accounts for advertising-for-advertising barter transactions in accordance with ASC subtopic 605-20, Revenue Recognition: Services. Such advertising barter transactions are recorded at fair value only if the fair value of the advertising surrendered in the transaction is determinable based on the Group’s own historical practice of receiving cash for similar advertising from customers unrelated to the counterparty in the barter transaction.  If the fair value of the advertising surrendered in the barter transaction is not determinable, the transaction is recorded based on the carrying amount of the advertising surrendered. The Group accounts for advertising-for-content barter transactions in accordance with ASC subtopic 920-845, Entertainment-Broadcasters: Nonmonetary Transactions, and such barter transactions are recorded at the estimated fair value of the licensed copyrights received. Lastly, the Group refers to ASC subtopic 926-845, Entertainment-Films: Nonmonetary Transactions to account for its content-for-advertising barter transactions, and such barter transactions are recorded at the fair value of the licensed copyrights surrendered or the advertising received, whichever is more readily determinable. The volume and total fair value for each type of the barter transaction described above were insignificant for each of the years presented.

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

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Commissions to third-party advertising agencies	442,663	584,978	767,499	123,698

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

VAT and business tax for the years ended December 31, 2012, 2013 and 2014 of RMB169,283, RMB276,497 and RMB365,762 (US$58,950), respectively, were recorded in cost of revenues (Note 15) in the consolidated statements of comprehensive loss.

Advertising expenses

Advertising expenses, primarily advertisements through media publication are included in “Sales and marketing” and are expensed when incurred. Advertising expenses for the years ended December 31, 2012, 2013 and 2014 were RMB42,748, RMB143,691 and RMB298,323 (US$48,081), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. For the government subsidies which are not subject to any conditions or specific use requirements are recorded as “Government grant income” in the consolidated statements of comprehensive loss when received; whereas for the government subsidies with certain operating conditions, the amounts are recorded as liabilities when received and will be recorded as an operating income when the conditions are met. The Group receives government grants as financial support for the project of enhancing bandwidth. The amounts recognized as a reduction bandwidth costs included in “cost of revenues” were RMB nil, RMB13,504 and RMB nil for the years ended December 31, 2012, 2013 and 2014, respectively. The amounts recognized as government grant income for the years ended December 31, 2012, 2013 and 2014 was RMB10,119, RMB25,489 and RMB22,631 (US$3,647), respectively.

Leases

Leases have been classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. The Group had no capital leases for the years ended December 31, 2012, 2013 and 2014.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

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

Concentration of risks

Concentration of credit risks

Financial instruments that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments and accounts receivable. The carrying amounts of these assets represent the Group’s maximum exposure to credit risk. As of December 31, 2014, the Group has RMB3,820,742 (US$615,792) in cash and cash equivalents and RMB617,586 (US$99,537) in restricted cash, which is held in cash and demand deposits with several financial institutions in the PRC and Hong Kong. Since the global financial crisis beginning in the third quarter of 2008, the risk of bankruptcy of those banks in which the Group has deposits or investments has increased significantly. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and denominated in RMB, derived from revenue earned from customers and agencies in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group maintains an allowance for doubtful accounts and actual losses have generally been within management’s expectations. Top five customers accounted for 36.4% of gross accounts receivable as of December 31, 2014 (2013: 35.9%) with 9.1%, 9.0%, 6.7%, 6.1% and 5.5%, respectively. For the years ended December 31, 2012, 2013 and 2014, no customer accounted for greater than 10% of net revenues.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

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

Foreign currency exchange rate risk

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents and short-term investments denominated in U.S. dollars. The functional currency of the Company is the U.S. dollar, and the reporting currency is RMB. Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The devaluation of RMB against the U.S. dollar was approximately 2.5% in 2014. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against the U.S. dollar would result in foreign currency translation losses when translating the net assets of the Company from the U.S. dollar into RMB.

For the years ended December 31, 2012, 2013 and 2014, the net foreign currency translation loss resulting from the translation of the U.S. dollar functional currency to the RMB reporting currency recorded in other comprehensive loss was RMB6,762 and RMB83,171 and RMB27,842 (US$4,487), respectively.

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

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

Recent accounting pronouncements

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. ASU 2014-08 amends the definition of a discontinued operation in ASC 205-20 and requires entities to provide additional disclosures about discontinued operations as well as disposal transactions that do not meet the discontinued-operations criteria. ASU 2014-08 also expands the scope of ASC 205-20 to disposals of equity method investments and businesses that, upon initial acquisition, qualify as held for sale. In addition, the ASU 2014-08 requires entities to reclassify assets and liabilities of a discontinued operation for all comparative periods presented in the financial statements. Regarding the consolidated statement of cash flows, an entity must disclose, in all periods presented, either (1) operating and investing cash flows or (2) depreciation and amortization, capital expenditures, and significant operating and investing noncash items related to the discontinued operation. ASU 2014-08 is effective prospectively for all disposals (except disposals classified as held for sale before the adoption date) or components initially classified as held for sale in periods beginning on or after December 15, 2014. Early adoption is permitted. Upon adoption, the Group will report discontinued operations and disclose the disposals of components of the Group in accordance with the requirements of ASU 2014-08. The Group does not expect the adoption to have a material impact on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires significantly expanded disclosures about revenue recognition. For public entities, ASU 2014-09 is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. Early adoption is not permitted. On April 1, 2015, the FASB decided to propose a one-year deferral of the effective date for its new revenue standard for public and nonpublic entities reporting under US GAAP. Under the proposal, the standard would be effective for public entities for annual reporting periods beginning after 15 December 2017 and interim periods therein. Early adoption would be permitted only for periods beginning after 15 December 2016 and interim periods therein. The Group is currently evaluating the impact of the adoption of ASU 2014-09 on the Group’s consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. In connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). The new standard is effective for reporting periods beginning after December 15, 2016. Earlier application is permitted. The Group will implement the provisions of ASU 2014-15 as of January 1, 2017. The Group expects that the adoption of ASU 2014-15 will not have a material impact on its consolidated financial statements.

In February 2015, the FASB issued ASU No.2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis (ASU 2015-02)”. ASU 2015-02 focuses on the consolidation evaluation for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. The ASU simplifies consolidation accounting by reducing the number of consolidation models from four to two. In addition, the new standard simplifies the FASB Accounting Standards Codification and improves current guidance by: (i) placing more emphasis on risk of loss when determining a controlling financial interest; (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE; (iii) changing consolidation conclusion for public and private companies in several industries that typically make use of limited partnerships or VIEs. The ASU will be effective for periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The Group is in the process of evaluating the impact of adopting this guidance.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

4. SHORT-TERM INVESTMENTS

As of December 31, 2013 and 2014, the Company’s short-term investments consisted of interest-bearing deposits placed with financial institutions with remaining maturities over three months but less than twelve months. The interest rates earned on the deposits ranged from 1.5% to 3.08% per annum with a weighted-average remaining maturity of 0.69 years. During the years ended December 31, 2012, 2013 and 2014, the Company recorded interest income from short-term investments of RMB33,253, RMB23,185 and RMB53,977 (US$8,700) in the consolidated statements of comprehensive loss, respectively.

As of December 31, 2013 and 2014, the amount of interest-bearing deposits with original maturities over three months but less than twelve months held in financial institutions by geographic location was as follows:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
The PRC	1,195,393	4,021,199	648,100
Hong Kong	214,046	—	—
Total	1,409,439	4,021,199	648,100

As of December 31, 2013 and 2014, the Company’s interest-bearing deposits denominated in Renminbi and U.S. dollars were as follows:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Renminbi	—	40,249	6,487
U.S. dollars	1,409,439	3,980,950	641,613
Total	1,409,439	4,021,199	648,100

5. LONG-TERM INVESTMENTS

The Company’s long-term investments consist of a cost method investment and an equity method investment.

Cost method investment

As of December 31, 2014, the carrying amount of Company’s cost method investment was RMB58,333 (US$9,402). There is no impairment indicator for the cost method investment during the year ended December 31, 2014.

Equity method investment

As of December 31, 2014, the Company holds a 49% equity interest in 1Verge Global Internet (Beijing) Co., Ltd. (“1Verge Global”)  through 1Verge Information, which was accounted for under the equity method since the Company jointly controls the investee with the other investor.  The carrying amount of the Company’s equity method investment was RMB8,960 (US$1,444) as of December 31, 2014. There is no impairment indicator for the equity method investment during the year ended December 31, 2014.

6. BUSINESS COMBINATIONS

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

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

The actual results of operation after the acquisition date and pro forma results of operations for the acquisition have not been presented because the effects were not material

Tudou Acquisition

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

* The fair value of Youku shares issuable to Tudou shareholders totaled 838,604,288 Youku Class A ordinary shares, was based on the closing price of US$17.78 of Youku ADS on the New York Stock Exchange (“NYSE”) on August 23, 2012. 834,109,274 Youku Class A ordinary shares have been issued as of December 31, 2012 and the remaining 4,495,014 Youku Class A ordinary shares previously held in escrow were issued to Mr. Gary Wang, the founder and chief executive officer of Tudou, during the year ended December 31, 2013 (Note 19).

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

According to ASC 805, Business Combinations (“ASC 805”), to determine the portion of a replacement award that is part of the consideration transferred for the acquiree, the acquirer shall measure both the replacement awards granted by the acquirer and the acquiree awards as of the acquisition date in accordance with ASC 718. The portion of the fair-value-based measure of the replacement award that is part of the consideration transferred was RMB144,598 and represents the portion of the acquiree award that is attributable to pre-combination service. The difference in the fair value between Youku’s issued replacement award and Tudou’s award attributable to pre-combination service was inconsequential and expensed on the date of replacement, or the acquisition date. The fair value of replacement awards related to post-combination service is recognized in the post-combination statements of comprehensive income over the remaining vesting period of the replacement awards (Note 23).

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

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

The Company has completed the valuations necessary to assess the fair value of the tangible and intangible assets acquired and liabilities assumed, resulting from which the amount of goodwill was determined and recognized as of the acquisition date. The following table summarizes the estimated aggregate fair values of the assets acquired and liabilities assumed as of the date of acquisition:

RMB
Cash and cash equivalents	404,444
Restricted cash	38,069
Accounts receivable	274,412
Property, plant and equipment	93,870
Licensed copyrights	97,900
Intangible assets	985,330
Other assets	47,420
Short-term loan	(31,544)
Other current liabilities	(445,171)
Deferred tax liabilities	(235,582)
Goodwill	4,181,882

Total consideration	5,411,030

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

The details of acquired intangible assets and licensed copyrights are as follows:

	Valuation Method	RMB	Estimated Remaining Useful Life
Domain name, trademarks and Online video license	Relief from royalty	845,300	Indefinite
Technology	Relief from royalty	27,900	Around 5 years
Non-compete agreement	Profit differential	8,200	Around 3 years
Customer relationship	Cost approach	41,530	Around 5 years
User generated content	Multi-period excess earnings method	62,300	Around 2 years
Content produced	Multi-period excess earnings method	100	Around 0.1 years

Total		985,330

	Valuation Method	RMB	Estimated Remaining Useful Life
Licensed copyrights	Multi-period excess earnings method	97,900	Around 1.79 years

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

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

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

	Year ended December 31,
	Pro Forma (unaudited)	As Restated
	2012	2012
	RMB	RMB
Revenue, net	2,317,388	1,909,802
Net loss	640,296	402,791

7. ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Accounts receivable	1,445,553	1,760,054	283,669
Allowance for doubtful accounts	(75,522)	(40,294)	(6,494)

Accounts receivable, net	1,370,031	1,719,760	277,175

The following table presents movement of the allowance for doubtful accounts:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Balance at the beginning of the year	12,919	75,522	12,172
Provisions	62,603	(14,356)	(2,314)
Write-offs	—	(20,872)	(3,364)

Balance at the end of the year	75,522	40,294	6,494

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

8. PREPAYMENTS AND OTHER ASSETS

The current and non-current portions of prepayments and other assets consist of the following:

	As of December 31,
	2013	2014	2014
	(As Restated)
	RMB	RMB	US$
Current portion:
Prepaid licensed copyrights	27,690	877	141
Licensed copyrights prepaid assets (i)	8,958	27,447	4,424
Prepayments for jointly produced content	15,727	6,870	1,107
Deposits and prepaid rental fees	23,024	11,267	1,816
Prepaid self-produced content	384	28,063	4,523
Others	15,493	43,192	6,961

	91,276	117,716	18,972

(i) Licensed copyrights prepaid assets are recognized when the Group has yet to receive the licensed copyrights from the counterparty under a barter transaction but the counterparty has already received the licensed copyrights from the Group.

	As of December 31,
	2013	2014	2014
	(As Restated)
	RMB	RMB	US$
Non-current portion:
Prepaid copyrights	172,715	377,668	60,869
Deposits for copyrights and rental fees	15,409	35,035	5,647
Others	19,272	18,674	3,010

	207,396	431,377	69,526

9. LICENSED COPYRIGHTS, NET

	As of December 31, 2013
	Gross carrying value	Accumulated amortization	Net carrying value
	(As Restated)	(As Restated)	(As Restated)
	RMB	RMB	RMB
Licensed copyrights
Broadcasting rights	1,401,719	(1,039,026)	362,693
Sublicensing rights	116,505	(112,260)	4,245
	1,518,224	(1,151,286)	366,938

Less: current portion:
Broadcasting rights	857,022	(753,559)	103,463
Sublicensing rights	116,505	(112,260)	4,245
	973,527	(865,819)	107,708

Licensed copyrights — non current	544,697	(285,467)	259,230

	As of December 31, 2014
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB	US$
Licensed copyrights
Broadcasting rights	2,547,619	(1,824,450)	723,169	116,554
Sublicensing rights	143,328	(141,172)	2,156	347
	2,690,947	(1,965,622)	725,325	116,901
Less: current portion:

Broadcasting rights	1,444,883	(1,226,887)	217,996	35,135
Sublicensing rights	143,328	(141,172)	2,156	347
	1,588,211	(1,368,059)	220,152	35,482

Licensed copyrights — non current	1,102,736	(597,563)	505,173	81,419

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

 (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Unamortized cost of RMB23,304 and RMB57,663 (US$9,294) of the broadcasting rights were acquired from barter transactions as of December 31, 2013 and 2014, respectively. These assets were initially recorded at their respective fair values determined at the time of exchange.

As of December 31, 2014, the broadcasting portion of licensed copyrights has weighted-average useful lives of 1.88 years. No impairment charges were recognized on licensed copyrights for any of the periods presented.

Amortization expense of RMB457,323, RMB816,397 and RMB1,216,509 (US$196,066) for the years ended December 31, 2012, 2013 and 2014, respectively, was recognized as cost of revenues. Estimated amortization expense relating to the existing licensed copyrights for each of the next five years is as follows:

	RMB	US$
Within 1 year	620,611	100,024
Between 1 and 2 years	99,014	15,958
Between 2 and 3 years	5,563	897
Between 3 and 4 years	75	12
Between 4 and 5 years	62	10

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

10. INTANGIBLE ASSETS, NET

	As of December 31, 2013
	Gross carrying value	Accumulated amortization	Net carrying value
	(As Restated)	(As Restated)	(As Restated)
	RMB	RMB	RMB
Intangible assets with definite useful years
Adaptation rights	4,184	(563)	3,621
Advertising license	862	(35)	827
Technology	14,972	(1,806)	13,166
Non-compete agreement	3,796	(885)	2,911
Customer relationship	22,286	(2,688)	19,598
User generated content	12,785	(7,058)	5,727
	58,885	(13,035)	45,850
Intangible assets with indefinite useful years
Domain name, trademark and online video license	845,300	—	845,300
	904,185	(13,035)	891,150

	As of December 31, 2014
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	US$
Intangible assets with definite useful years
Adaptation rights	6,351	(1,867)	4,484	722
Advertising license	862	(64)	798	129
Technology	14,972	(5,417)	9,555	1,540
Non-compete agreement	3,796	(2,654)	1,142	184
Customer relationship	22,286	(8,063)	14,223	2,292
User generated content	12,785	(12,785)	—	—
	61,052	(30,850)	30,202	4,867
Intangible assets with indefinite useful years
Domain name, trademark and online video license	845,300	—	845,300	136,238
	906,352	(30,850)	875,502	141,105

The Company recognized impairment charges on intangible assets of RMB nil, RMB32,144 and RMB nil for the years ended December 31, 2012, 2013 and 2014, respectively (see Note 3 “ Impairment of long-lived assets other than goodwill”).

Amortization expense was RMB37,745 and RMB38,503 and RMB17,814 (US$2,871) for the years ended December 31, 2012, 2013 and 2014, respectively. Estimated amortization expense relating to the existing intangible assets for each of the next five years is as follows:

	RMB	US$
Within 1 year	11,713	1,888
Between 1 and 2 years	10,048	1,619
Between 2 and 3 years	6,543	1,055
Between 3 and 4 years	347	56
Between 4 and 5 years	303	49

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

11. GOODWILL

The changes in the carrying amount of goodwill are as follows:

	As of December 31,
	2013	2014	2014
	RMB	RMB	US$
Balance as of January 1	4,255,570	4,262,569	687,001
Goodwill acquired	6,999	—	—
Impairment losses	—	—	—
Balance as of December 31	4,262,569	4,262,569	687,001

12. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2013	2014	2014
	(As Restated)
	RMB	RMB	US$
Office computer equipment	7,435	16,231	2,616
Office furniture and equipment	10,892	17,411	2,806
Software	10,455	14,696	2,369
Servers and network equipment	338,711	493,500	79,538
Motor vehicles	1,284	1,355	218
Leasehold improvements	22,984	28,832	4,647
	391,761	572,025	92,194
Less: Accumulated depreciation	(207,165)	(283,640)	(45,714)
Construction in progress	—	4,642	747
	184,596	293,027	47,227

The Company recognized impairment charges on property and equipment of RMB nil, RMB75,182 and RMB nil for the years ended December 31, 2012, 2013 and 2014, respectively (see Note 3 “ Impairment of long-lived assets other than goodwill”).

Depreciation expense was RMB81,609, RMB95,805 and RMB124,684 (US$20,095) for the years ended December 31, 2012, 2013 and 2014, respectively.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

13. SHORT-TERM BANK LOAN

On December 29, 2014, Heyi (Shanghai) Investment Advisory Co., Ltd. (“Heyi Investment”), a wholly-owned subsidiary of 1Verge Information, entered into a loan agreement with China Merchants Bank (Shanghai Pilot Free Trade Zone branch), pursuant to which Heyi Investment borrowed a RMB denominated loan of RMB500,000 (US$80,585) with a fixed interest rate of 5.4% per annum and is due on August 28, 2015. Pursuant to the loan agreement, the short-term bank loan can only be used for purchasing licensed copyrights and is collateralized by a USD denominated restricted deposit of RMB611,900 (US$98,620) as of December 31, 2014.

14. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2013	2014	2014
	(As Restated)
	RMB	RMB	US$
Accrued agency commissions	417,843	620,374	99,986
Accrued bonuses and individual income taxes	185,674	377,261	60,804
Accrued bandwidth and server hosting expenses	140,173	243,241	39,203
Tax and surcharges payable	84,317	99,731	16,074
Accrued channel distribution fee	50,448	84,782	13,664
Accrued advertising and promotion expenses	47,427	42,952	6,923
Accrued professional fees	2,232	5,295	853
Payable to employees for exercise of stock options and RSUs exercise	47,603	17,563	2,831
Litigation accrual (Note 18)	6,469	9,422	1,519
Deferred government grants	700	7,000	1,128
Unrecognized tax benefit	16,695	25,400	4,094
Accrued video production fee	55,148	39,871	6,426
Others	55,977	95,230	15,347

	1,110,706	1,668,122	268,852

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) da

15. COST OF REVENUES

	For the years ended December 31,
	2012	2013	2014	2014
	(As Restated)	(As Restated)
	RMB	RMB	RMB	US$

VAT and business tax	169,283	276,497	365,762	58,950
Bandwidth costs	524,623	685,650	917,337	147,848
Depreciation and impairment of servers and other equipment	68,569	130,423	99,440	16,027
Content costs	829,534	1,432,409	2,017,158	325,107
	1,592,009	2,524,979	3,399,697	547,932

16. INCOME TAXES

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

China

Under the New Enterprise Income Tax (“EIT”) Law, which became effective on January 1, 2008, foreign invested enterprises and domestic enterprises are subject to a unified EIT rate of 25%, except for certain entities in encouraged industries or regions that are entitled to tax incentives under the New EIT Law and Software Enterprise. In accordance with the implementation rules of the New EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15% and a “Software Enterprise”(“SE”) is entitled exemption from income taxation for the first two years, counting from the year the enterprise makes profit, and reduction of half the applicable tax rate for the next three years.

1Verge Internet had been recognized as a HNTE under the New EIT Law by relevant government authorities in 2010 and was entitled to preferential tax rate of 15% for the years ended December 31, 2010, 2011 and 2012. 1 Verge Internet received the approval and renewed the HNTE certification during 2013, and was entitled to preferential tax rate of 15% for the year ended December 31, 2013. During 2013, 1 Verge Internet obtained SE certificate and the related tax holiday will expire on January 1, 2019. Accordingly, the income tax rate for 1Verge Internet is 0% for years 2014 and 2015, and 12.5% for years 2016, 2017 and 2018.

The other PRC subsidiaries and Consolidated Affiliated Entities are subject to a 25% EIT rate.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

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

Also, according to the New EIT Law and its implementation rules, enterprises established outside of China with “effective management and control” located in China are treated as PRC resident enterprises for tax purposes. The term “effective management and control” is generally defined as exercising overall management and control over the business, personnel, accounting, properties, etc. of an enterprise. The Company, if considered a PRC resident enterprise for tax purposes, would be subject to the PRC EIT at the rate of 25% on its worldwide income. As of December 31, 2014, no detailed interpretation or guidance has been issued to define “place of effective management.” Furthermore, as of December 31, 2014, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. The Group has analyzed the applicability of this law and will continue to monitor the related development and application to the Company.

The Group’s loss before income taxes consists of:

	For the years ended December 31,
	2012	2013	2014	2014
	As Restated	As Restated
	RMB	RMB	RMB	US$
Non-PRC	(453,081)	(387,433)	(678,555)	(109,363)
PRC	46,874	(212,002)	(107,144)	(17,268)

	(406,207)	(599,435)	(785,699)	(126,631)

Income tax expense (benefit) for the years ended December 31, 2012, 2013 and 2014 consisted of:

	For the years ended December 31,
	2012	2013	2014	2014
		As Restated
	RMB	RMB	RMB	US$
Current income tax expense	6,537	3,377	51,837	8,355
Deferred income tax benefit	(9,953)	(2,704)	(10)	(2)

	(3,416)	673	51,827	8,353

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The reconciliation of total tax expense computed by applying the respective statutory income tax rate to pre-tax loss is as follows:

	For the years ended December 31,
	2012	2013	2014	2014
	As Restated	As Restated
	RMB	RMB	RMB	US$
Income tax benefit at PRC statutory rate	(101,552)	(149,859)	(196,425)	(31,658)
International tax rate difference	114,650	97,500	170,574	27,492
Other adjustments	254	1,422	5,536	892
Permanent difference	(4,341)	(4,480)	(28,275)	(4,557)
Change in unrecognized tax benefit	775	7,557	(18,630)	(3,003)
Effect of preferential tax treatment	7,086	10,351	—	—
Tax holiday	—	—	(7,147)	(1,152)
Effect of tax rate change on deferred taxes	(7,542)	10,957	464	75
Expired net operating losses	17,652	44,152	27,765	4,475
Change in valuation allowance	(30,398)	(16,927)	97,965	15,789

Income tax (benefit)/expense	(3,416)	673	51,827	8,353

The tax effects of temporary differences that give rise to the deferred tax asset balances at December 31, 2013 and 2014 are as follows:

	As of December 31,
	2013	2014	2014
	As Restated
	RMB	RMB	US$
Deferred tax assets, current portion:
Advertising expenses	77	69	11
Accrued payroll	30,481	57,181	9,216
Accrued expenses	15,269	57,834	9,321
Revenue on last deliverable basis	4,363	—	—
Bad debt provision	38,573	23,783	3,833
Others	3,844	3,840	619
Valuation allowance	(87,055)	(140,424)	(22,632)

Deferred tax assets, current portion, net	5,552	2,283	368

Deferred tax assets, non-current portion:
Net operating losses carried forward	152,258	183,638	29,597
Copyrights amortization	149,187	171,590	27,655
Impairment of intangible assets and fixed assets	8,514	611	98
Valuation allowance	(303,563)	(348,159)	(56,113)

Deferred tax assets, non-current portion, net	6,396	7,680	1,237
Deferred tax liabilities, non-current portion
Domain name, trademark and online video license	(211,325)	(211,325)	(34,059)
Technology	(3,291)	(2,525)	(407)
Non-compete agreement	(728)	(302)	(49)
Customer relationship	(4,899)	(3,758)	(606)
User generated content	(1,398)	—	—
Fixed assets (accumulated depreciation)	(1,642)	(3,378)	(543)

Deferred tax liabilities, non-current portion	(223,283)	(221,288)	(35,664)
Deferred tax liabilities, non-current portion, net	(216,887)	(213,608)	(34,427)

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing deductible temporary differences and tax loss or credit carry forwards. The Company evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2013 and 2014, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

As of December 31, 2014, the Company had net operating loss available carry forwards of RMB748,902 (US$120,701) per income tax returns, which can be carried forward to offset future taxable income. The remaining net operating losses will expire between 2015 and 2019 if not utilized.

The Company did not provide for deferred income taxes and foreign withholding taxes on the undistributed earnings of foreign subsidiaries as of December 31, 2014 on the basis of its intent to permanently reinvest foreign subsidiaries’ earnings. It is not practicable for the Company to estimate the amount of unrecognized deferred tax liabilities.

The changes in unrecognized tax benefits are as follows:

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Beginning balance	22,076	99,613	253,723	40,893
Addition from acquisitions	80,870	—	—	—
Additions based on tax position of the current year	775	164,448	198,641	32,015
Reductions for the tax positions of the current year	(3,882)	(8,729)	(293,000)	(47,223)
Reductions due to lapse of applicable statute of limitations	(226)	(1,609)	(18,630)	(3,003)
Ending balance	99,613	253,723	140,734	22,682

As of December 31, 2012, 2013 and 2014, the Group has RMB99,613, RMB253,723, and RMB140,734 (US$22,682) of unrecognized tax benefits, RMB775, RMB7,033 and RMB16,513 (US$2,661) of which would affect the effective tax rate if recognized in the years ended December 31, 2012, 2013 and 2014, respectively. The Group does not anticipate any other material changes to its unrecognized tax position in the next twelve months.

The Company did not record any interest and penalties related to an uncertain tax position for the years ended December 31, 2012, 2013 and 2014, respectively. The years 2010 to 2014 remain subject to examination by the PRC tax authorities.

17. EMPLOYEE DEFINED CONTRIBUTION PLAN

Full-time employees of the Company’s subsidiaries and its Consolidated Affiliated Entities in the PRC participate in a government mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the subsidiaries and Consolidated Affiliated Entities of the Company make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits which are expensed as incurred were RMB56,999, RMB98,904 and RMB125,156 (US$20,171) for the years ended December 31, 2012, 2013 and 2014, respectively.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

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

Total office rental expenses under all operating leases were RMB43,257, RMB81,831 and RMB98,627(US$15,896) for the years ended December 31, 2012, 2013 and 2014, respectively. Future minimum payments under non-cancelable operating leases for office rental consist of the following as of December 31, 2014:

	RMB	US$
2015	138,196	22,273
2016	82,532	13,302
2017	26,033	4,196
2018	5,294	853
2019 and thereafter	—	—
	252,055	40,624

Total bandwidth rental expenses were recorded in cost of revenues (Note 15).

Future minimum payments under non-cancelable operating leases for bandwidth rental consist of the following as of December 31, 2014:

	RMB	US$
2015	721,418	116,271
2016	55,207	8,898
2017	11,040	1,779
2018 and thereafter	—	—
	787,665	126,948

Total licensed copyrights were disclosed in Note 9.

Future minimum payments under non-cancelable agreements for licensed copyrights consist of the following as of December 31, 2014:

	RMB	US$
2015	1,376,143	221,794
2016	190,016	30,625
2017	202,915	32,704
2018 and thereafter	—	—
	1,769,074	285,123

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Litigation, claims and assessments

The Company is involved in a number of claims pending in various courts, in arbitration, or otherwise unresolved as of December 31, 2014. These claims are substantially related to alleged copyright infringement as well as routine and incidental matters to its business, among others. Adverse results in these claims may include awards of damages and may also result in, or even compel, a change in the Company’s business practices, which could impact the Company’s future financial results. The Group has accrued RMB9,422 (US$1,519) in “Accrued expenses and other liabilities” in the consolidated balance sheet as of December 31, 2014 and recognized losses of RMB7,701 (US$1,241) for the year ended December 31, 2014.

The Company is unable to estimate the reasonably possible loss or a range of reasonably possible losses for proceedings in the early stages or where there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. Although the results of unsettled litigations and claims cannot be predicted with certainty, the Company does not believe that, as of December 31, 2014, there was at least a reasonable possibility that the Company may have incurred a material loss, or a material loss in excess of the accrued expenses, with respect to such loss contingencies. The losses accrued include judgments handed down by the court and out-of-court settlements after December 31, 2014, but related to cases arising on or before December 31, 2014. The Company is in the process of appealing certain judgments for which losses have been accrued. However, the ultimate timing and outcome of pending litigation is inherently uncertain. Therefore, although management considers the likelihood of a material loss for all pending claims, both asserted and unasserted, to be remote, if one or more of these legal matters were resolved against the Company in the same reporting period for amounts in excess of management’s expectations, the Company’s consolidated financial statements of a particular reporting period could be materially adversely affected.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

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

In connection with the acquisition of Trade Lead and Tianshi on January 6, 2012 and the merger of Tudou and Two Merger Sub Inc. on August 23, 2012, 6,202,179 Class A ordinary shares and 834,109,274 Class A ordinary shares were issued, respectively. The remaining share consideration previously held in escrow of 4,495,014 Youku Class A ordinary shares related to the Merger was issued to Mr. Gary Wang during the year ended December 31, 2013 and the fair value of the 4,495,014 Youku Class A ordinary shares was part of the consideration transferred to effect the Merger and recorded as an increase to additional paid in capital as of December 31, 2012 (Note 6).

Ali YK Investment Holding Limited, a jointly wholly owned company by Alibaba Group Holding Limited (“Alibaba”) and Yunfeng Capital, invested US$1,198,397 to purchase 707,250,870 newly issued Class A ordinary shares from the Company, at a purchase price of US$1.6944 per share, corresponding to US$30.50 per American Depositary Share of the Company, each representing 18 Class A ordinary shares on May 21, 2014. Meanwhile, 13,869,990 existing Class B ordinary shares were converted into Class A ordinary shares on the same day.

As of December 31, 2014, there were 2,834,270,299 and 645,691,903 Class A and Class B ordinary shares outstanding, respectively.

20. SHARES REPURCHASED BY THE COMPANY

The table below is a summary of the shares repurchased in the open market by the Company during 2014:

	Total Number of ADSs purchased (1) (2)	Total Number of ADSs Purchased as Part of Publicly Announced Plans (1)	Average Price Paid Per ADS (RMB) (1)(2)	Average Price Paid Per ADS (USD) (1)(2)
September, 2014	10,917,851	68%	118.49	19.10
October, 2014	5,163,949	32%	106.94	17.24
Total	16,081,800

(1) Each ADS represents 18 ordinary shares

(2) All repurchases shown on the table were made pursuant to a share repurchase program that was approved by the Board of Directors in August 2014. Pursuant to this program, the Company is authorized, but not obligated, to repurchase its own ADSs up to a consideration of US$300,000. During 2014, the Company repurchased a total of 16,081,800 ADSs, representing 289,472,400 Class A ordinary shares, for a total consideration of approximately US$300,000 at price ranges of RMB101.30 (US$16.33) to RMB123.52 (US$19.91) per ADS, including brokerage commissions.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

21. ACCUMULATED DEFICIT AND STATUTORY RESERVE FUNDS

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries and Consolidated Affiliated Entities.

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

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiaries and Consolidated Affiliated Entities with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-up capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the Consolidated Affiliated Entities in which the Company has no legal ownership, totaling RMB3,180,231 and RMB3,076,760 (US$495,884) as of December 31, 2013 and 2014, respectively.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

22. LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share:

	2012		2013		2014
	Class A	Class B	Class A	Class B	Class A	Class A	Class B	Class B
	(As Restated)	(As Restated)	(As Restated)	(As Restated)
	RMB	RMB	RMB	RMB	RMB	US$	RMB	US$
Loss per share — basic:
Numerator:
Allocation of undistributed losses	(291,470)	(111,321)	(467,563)	(132,545)	(677,086)	(109,126)	(160,440)	(25,858)
Denominator:
Weighted-average ordinary shares outstanding	1,726,912,295	659,561,893	2,326,661,195	659,561,893	2,747,392,652	2,747,392,652	651,011,899	651,011,899
Denominator used for loss per share	1,726,912,295	659,561,893	2,326,661,195	659,561,893	2,747,392,652	2,747,392,652	651,011,899	651,011,899
Loss per share — basic	(0.17)	(0.17)	(0.20)	(0.20)	(0.25)	(0.04)	(0.25)	(0.04)
Loss per share — diluted:
Numerator:
Allocation of undistributed losses for diluted computation	(291,470)	(111,321)	(467,563)	(132,545)	(677,086)	(109,126)	(160,440)	(25,858)
Reallocation of undistributed losses as a result of conversion of Class B to Class A shares	(111,321)	—	(132,545)	—	(160,440)	(25,858)	—	—
Allocation of undistributed losses	(402,791)	(111,321)	(600,108)	(132,545)	(837,526)	(134,984)	(160,440)	(25,858)
Denominator:
Weighted-average ordinary shares outstanding	1,726,912,295	659,561,893	2,326,661,195	659,561,893	2,747,392,652	2,747,392,652	651,011,899	651,011,899
Conversion of Class B to Class A ordinary shares	659,561,893	—	659,561,893	—	651,011,899	651,011,899	—	—
Denominator used for loss per share	2,386,474,188	659,561,893	2,986,223,088	659,561,893	3,398,404,551	3,398,404,551	651,011,899	651,011,899
Loss per share — diluted	(0.17)	(0.17)	(0.20)	(0.20)	(0.25)	(0.04)	(0.25)	(0.04)

The effect of stock options and non-vested restricted stock units have been excluded from the computation of diluted loss per share for the years ended December 31, 2012, 2013 and 2014 as their effect would be anti-dilutive.

23. SHARE-BASED COMPENSATION

In December 2005, the Company adopted the 2006 Option Plan (the “2006 Plan”). The 2006 Plan provides for the granting of share options to employees, officers, directors, advisors or consultants of the Company. These options were granted with exercise prices denominated in U.S. dollars, which is the functional currency of the Company. The Company has reserved 140,441,231 Class A ordinary shares for issuance under the 2006 Plan. The maximum term of any issued stock option is ten years from the grant date. These awards vest over a four-year or a three-year schedule for employees, officers, and directors as stated below:

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

Or:

One-third of the options shall vest upon the last day of the first, second and third year after the grant date.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

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

In September 2012, the Company amended and restated the 2010 Plan with the Youku Tudou Inc. Share Incentive Plan (the “Youku Tudou Plan”). The major changes made to the 2010 plan are to change the name of the plan and to increase the number of Class A ordinary shares available for issuance under the plan by 100,799,784 shares, which represent the number of reserved but unissued shares under Tudou’s 2010 Share Incentive Plan (the Tudou Plan”), as adjusted to give effect to the Merger which resulted in Tudou becoming a wholly-owned subsidiary of the Company as of August 23, 2012. Meanwhile, the Tudou Plan was amended and restated with the Amended and Restated Tudou Holdings Limited 2010 Share Incentive Plan (the “Amended Tudou Plan”) to, among other things, decrease the total number of reserved but unissued shares under the Tudou Plan by 100,799,784 shares. The Amended Tudou Plan has been cancelled and assumed by the Company upon the closing of the Merger as of August 23, 2012. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the Youku Tudou Plan is 200,799,784 Class A shares. The award terms are generally granted at the fair market value of the ordinary shares at the date of grant and generally vest over a four-year or a three-year schedule as stated below:

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

Or:

One-third of the options shall vest upon the last day of the first, second and third year after the grant date.

The maximum term of any issued stock option is ten years from the grant date. In accordance with ASC 718-10, all share-based payments to employees are measured in the consolidated financial statements based on their grant-date fair values. Compensation expense is recognized on a straight-line basis, net of estimated forfeitures over the requisite service period with a graded vesting schedule.

In October 2014, the Company adopted the Youku Tudou Inc. 2014 Share Incentive Plan (the “2014 Plan”) which was approved by the Board of Directors. The 2014 Plan permits the grant of options to purchase the Company’s Class A ordinary shares, restricted shares and restricted share units as deemed appropriate by the administrator under the 2014 Plan. The maximum aggregate number of Class A ordinary shares that may be issued pursuant to all awards under the 2014 Plan is 215,163,593 shares. The award terms are generally granted at the fair market value of the ordinary shares at the date of grant and generally vest over a four-year schedule. The maximum term of any issued stock option is ten years from the grant date. No share based awards were granted pursuant to the 2014 Plan for the year ended December 31, 2014.

Stock options

The following table summarizes the stock option awards issued to employees under the 2006 Plan and Youku Tudou Plan for the year ended December 31, 2014:

Stock options	Number of shares	Weighted- average exercise price (US$)	Weighted- average grant-date fair value (US$)	Weighted- average remaining contractual life (years)	Aggregate intrinsic value (US$)
Outstanding, January 1, 2014	98,751,672	0.4532	0.2971	6.03	121,472
Granted	20,595,042	0.9231	0.5909
Exercised	(18,618,228)	0.2474	0.1928
Forfeited	(7,133,148)	0.8980	0.5407
Outstanding, December 31, 2014	93,595,338	0.5636	0.3639	6.15	42,762

Vested and expected to vest at December 31, 2014	92,756,972	0.5589	0.3612	6.13	42,673

Exercisable at December 31, 2014	60,061,320	0.3537	0.2412	4.55	39,207

Pursuant to the Merger on August 23, 2012, the Company issued replacement awards to Tudou option holders (Note 6). Each of Tudou’s stock options outstanding immediately prior to the effective time of the Merger has been cancelled in exchange for the right to receive 7.177 stock options of Youku and the exercise price of each replacement award was also adjusted accordingly. In the Merger, Youku exchanged its share-based payment awards for awards held by employees of Tudou, and the replacement award continues to have, and is subject to, the same terms and conditions applicable to Tudou’s option immediately prior to the Merger. The total incremental share based compensation expense relating to post-combination service was RMB78,063, with RMB12,487 recognized as additional share based compensation cost for the year ended December 31, 2012 and RMB65,576 to be recognized over the remaining vesting period of 2.78 years.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary shares as of December 31, 2014 and the exercise price of the options. Forfeitures are estimated at the time of grant based upon the Company’s historical and expected forfeitures for stock options granted and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To the extent actual forfeitures is different from the Company’s estimate, actual share based compensation costs related to these awards may be different from the expectation.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was US$0.5508, US$0.5375, and US$0.5909, respectively.

Total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was US$46,421,US$44,261 and US$17,207, respectively.

Total fair value of options vested during the years ended December 31, 2012, 2013 and 2014 was US$4,836, US$8,345 and US$5,551, respectively.

As of December 31, 2014, there was RMB71,068 (US$11,454) of unrecognized share-based compensation cost related to stock options, which is expected to be recognized over a weighted-average vesting period of 3.23 years. To the extent the actual forfeiture rate is different from the Company’s estimate, actual share-based compensation related to these awards may be different from the expectation.

On April 28, 2014, the Group entered into a stock purchase option agreement with a content provider in relation to an acquisition of licensed copyrights, which entitles the content provider to purchase 50,590,219 Class A ordinary shares of the Company at a purchase price per Class A ordinary share of US $1.779 (“Options”) with an exercise period from October 25, 2014 to April 27, 2017. The Options were granted to the content provider as purchase consideration to acquire licensed copyrights and were fully vested on the grant date. The total grant date fair value of the Options was RMB101,848 (US$16,553), or US$0.3272 per option, which was recognized as additional paid-in capital as the Options were determined to be equity-classified instruments.

As of December 31, 2014, no Options have been exercised and the number of shares outstanding and exercisable is 50,590,219. The Options have a remaining contractual life of 2.36 years and their aggregate intrinsic value is nil as the exercise price exceeds the fair value of the Company’s class A ordinary shares. As the authorization period for the purchased licensed copyrights has not commenced as of December 31, 2014, the grant date fair value of RMB101,848 (US$16,553), remains capitalized as non-current prepayments and other assets on the balance sheet.

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

The following table presents the assumptions used to estimate the fair values of the stock options granted in the years presented:

	2012	2013	2014
Risk-free interest rate	2.2%	2.1 to 2.8%	0.9 to 2.7%
Expected dividend yield	—	—	—
Expected volatility range	52.0%	54.0 to 57.0%	53.0 to 60.0%
Sub-optimal early exercise factor	2-3 times	2-3 times	2-3 times

Non-vested restricted stock units

The fair value of each non-vested restricted stock unit is based on the fair market value of the underlying ordinary shares on the date of grant.

A summary of non-vested restricted stock unit activity under the Youku Tudou Plan for the year ended December 31, 2014 is presented below:

Non-vested restricted stock units	Number of non-vested restricted stock units	Weighted average grant-date fair value (US$)
Non-vested, January 1, 2014	65,878,182	1.2132
Granted	54,263,052	1.6268
Vested	(27,474,210)	1.3911
Forfeited	(6,911,910)	1.4478
Non-vested, December 31, 2014	85,755,114	1.3990

As of December 31, 2014, there was RMB685,956 (US$110,556) of unrecognized share-based compensation cost related to restricted stock units, which is expected to be recognized over a weighted-average vesting period of 2.81 years. To the extent the actual forfeiture rate is different from the Company’s estimates, actual share-based compensation related to these awards may be different from the expectation.

Total share-based compensation cost recognized for the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the years ended December 31,
	2012	2013	2014	2014
	RMB	RMB	RMB	US$
Cost of revenues	12,751	32,110	49,291	7,944
Product development	26,157	38,400	71,713	11,558
Sales and marketing	28,741	50,712	100,084	16,131
General and administrative	50,569	67,136	89,249	14,384
Total	118,218	188,358	310,337	50,017

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

24. RELATED PARTY TRANSACTIONS

As of December 31, 2014, amounts due from related parties was RMB125,204 (US$20,179). It mainly represents amounts in connection with advertising services provided by the Company to the subsidiaries of Alibaba, one of the shareholders of the Company. All the transactions arose in the ordinary course of business.

As of December 31, 2014, amounts due to related parties was RMB4 (US$1). It mainly represents amounts in connection with services, namely online payment gateways, provided by the subsidiaries of Alibaba to the Company. All the transactions arose in the ordinary course of business.

25. FAIR VALUE MEASUREMENT

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

Accounts receivable, prepaid and other current assets and amounts due from related parties are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, advances from customers and deferred revenue, accrued expenses and other current liabilities, due to related parties and short-term bank loan are financial liabilities with carrying values that approximate fair value due to their short term nature. The rate of interest under the short-term bank loan agreement with the lending bank was determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2.

The following table sets forth the financial assets, measured at fair value, by level within the fair value hierarchy as of December 31, 2013:

		Fair value measurements at reporting date using
Items	As of December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Cash equivalents-time deposits	136,189	—	136,189	—
Restricted cash (Note 3)	2,679	2,679	—	—
Short-term investments (Note 4)	1,409,439	—	1,409,439	—

Total	1,548,307	2,679	1,545,628	—

The following table sets forth the financial assets, measured at fair value, by level within the fair value hierarchy as of December 31, 2014:

		Fair value measurements at reporting date using
Items	As of December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Cash equivalents
Time deposits	280,000	—	280,000	—
Money market fund	2,101,275	2,101,275	—	—
Restricted cash (Note 3)	617,586	617,586	—	—
Short-term investments (Note 4)	4,021,199	—	4,021,199	—

Total	7,020,060	2,718,861	4,301,199	—

Cash Equivalents

The Group’s cash equivalents mainly consist of time deposits and money market funds with original maturities of three months or less. The fair value of time deposits are determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use the prevailing interest rates as Level 2 inputs. In order to determine the fair value, the Group must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Generally there are quoted prices in active markets for money market funds at the reporting date.

Assets Measured at Fair Value on a Nonrecurring Basis

The Company recognized an impairment loss on long-lived assets of RMB107,326 in 2013 (see Note 3 “Impairment of Long-Lived Assets Other Than Goodwill”). The following table sets forth assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of December 31, 2013:

		Fair value measurements at reporting date using
Items	As of December 31, 2013 (As Restated)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) (As Restated)	Total Losses (As Restated)
	RMB	RMB	RMB	RMB	RMB
Intangible assets with definite useful years, net (Note 10)	45,850	—	—	45,850	32,144
Capitalized content production costs	1,176	—	—	1,176	1,744
Property and equipment, net (Note 12)	184,596	—	—	184,596	73,438

	231,622	—	—	231,622	107,326

The Company has no liabilities measured at fair value on a recurring or non-recurring basis for the year ended December 31, 2013.

The Company has no assets or liabilities measured at fair value on a nonrecurring basis for the year ended December 31, 2014.

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

26. SUBSEQUENT EVENT

On February 10 and February 28, 2015, Heyi Investment entered into two loan agreements with China Merchants Bank (Shanghai Pilot Free Trade Zone branch), pursuant to which Heyi Investment borrowed RMB denominated loans of RMB400,000 and RMB268,500, both with a fixed interest rate of 5.04% and maturity date of November 4, 2015, respectively. Pursuant to the loan agreements, the short-term bank loans can only be used for purchasing licensed copyrights and bandwidth and server equipment and is collateralized by RMB denominated restricted deposits of RMB400,000 and RMB270,000, respectively.

27. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Balance Sheets

	As of December 31,
	2013	2014	2014
	(As Restated)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,038,947	2,490,838	401,450
Short-term investments	1,409,439	2,747,807	442,866
Licensed copyrights, net	12,102	19,729	3,180
Due from subsidiaries	1,193,761	3,936,317	634,419
Prepayments and other assets	3,358	2,165	349

Total current assets	3,657,607	9,196,856	1,482,264
Non-current assets:
Licensed copyrights, net	37,144	24,127	3,889
Intangible assets, net	826	796	128
Prepayments and other assets	578	102,364	16,498
Investments in subsidiaries	5,324,422	4,826,311	777,860

Total non-current assets	5,362,970	4,953,598	798,375

TOTAL ASSETS	9,020,577	14,150,454	2,280,639

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	20,288	51,192	8,251
Accrued expenses and other liabilities	15,496	5,546	894

Total current liabilities	35,784	56,738	9,145

Total liabilities	35,784	56,738	9,145

Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value, 9,340,238,793 authorized, 2,356,529,401 and 3,123,742,699 issued as of December 31, 2013 and 2014, respectively, 2,356,529,401 and 2,834,270,299 outstanding as of December 31, 2013 and December 31, 2014, respectively)	154	201	32
Class B ordinary shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 645,691,903 issued and outstanding as of December 31, 2013 and 2014, respectively)	49	48	8
Additional paid-in capital	11,058,360	18,878,497	3,042,661
Treasury stock (at cost, nil and 289,472,400 as of December 31, 2013 and 2014, respectively)	—	(1,845,892)	(297,504)
Accumulated deficit	(1,830,986)	(2,668,512)	(430,086)
Accumulated other comprehensive loss	(242,784)	(270,626)	(43,617)

Total shareholders’ equity	8,984,793	14,093,716	2,271,494

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,020,577	14,150,454	2,280,639

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Statements of Comprehensive Loss

		Years ended December 31
		2012	2013	2014	2014
	Notes	(As Restated)	(As Restated)
		RMB	RMB	RMB	US$
Net revenues		—	—	—	—

Cost of revenues		(66)	—	(346)	(56)

Gross loss		(66)	—	(346)	(56)
Operating expenses:
Product development		(37)	(7)	—	—
Sales and marketing		(330)	(1,023)	(463)	(75)
General and administrative		(34,396)	(7,536)	(7,008)	(1,129)

Total operating expenses		(34,763)	(8,566)	(7,471)	(1,204)

Loss from operations		(34,829)	(8,566)	(7,817)	(1,260)
Interest income		38,537	22,010	47,466	7,650
Interest expenses		(3,534)	(545)	—	—
Equity in losses of subsidiaries		(405,152)	(628,302)	(873,299)	(140,750)
Other income (loss), net		2,187	15,295	(3,876)	(624)

Loss before income taxes		(402,791)	(600,108)	(837,526)	(134,984)
Income tax expense		—	—	—	—

Net loss		(402,791)	(600,108)	(837,526)	(134,984)

Other comprehensive loss, net of tax of nil
Foreign currency translation adjustment		(6,762)	(83,171)	(27,842)	(4,487)
Comprehensive loss attributable to ordinary shareholders		(409,553)	(683,279)	(865,368)	(139,471)

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”),

except for number of shares (or ADS) and per share (or ADS) data)

Statements of Cash Flows

	Years ended December 31,
	2012	2013	2014	2014
	(As Restated)	(As Restated)
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(402,791)	(600,108)	(837,526)	(134,984)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Equity in losses of subsidiaries	405,152	628,302	873,299	140,750
Amortization of long-term debt discounts	1,928	313	—	—
Gain from remeasurement of previously held investment in acquired subsidiary (Note 6)	(3,344)	—	—	—
Other reconciling items	95	397	27	4
Foreign exchange loss (gain)	—	(15,295)	3,876	625
Changes in operating assets and liabilities:
Prepayments and other assets	(8,209)	(1,867)	(16,117)	(2,598)
Accrued expenses and other liabilities	1,990	10,367	(220)	(35)

Net cash provided by (used in) operating activities:	(5,179)	22,109	23,339	3,762
Cash flows from investing activities
Acquisition of licensed copyrights	(26,175)	(81,042)	(42,611)	(6,868)
Equity investment	(78,869)	—	—	—
Proceeds received from maturity of short-term investments	2,826,023	2,839,628	2,818,212	454,213
Short-term investments placed with financial institutions	(3,476,711)	(2,193,410)	(4,138,880)	(667,066)
Loan to subsidiaries	(338,665)	(408,320)	(2,742,556)	(442,020)

Net cash provided by (used in) investing activities	(1,094,397)	156,856	(4,105,835)	(661,741)

Cash flows from financing activities:
Exercise of employee stock options	22,485	101,435	28,426	4,581
Principal repayments on long-term debt	(11,145)	(7,677)	—	—
Repurchase of ADS	—	—	(1,845,892)	(297,504)
Proceeds from issuance of shares, net of issuance costs	—	—	7,379,744	1,189,399
Net cash provided by financing activities	11,340	93,758	5,562,278	896,476
Effect of exchange rate changes on cash and cash equivalents	(6,003)	(64,984)	(27,891)	(4,495)

Net increase (decrease) in cash and cash equivalents	(1,094,239)	207,739	1,451,891	234,002
Cash and cash equivalents at beginning of the year	1,925,447	831,208	1,038,947	167,448

Cash and cash equivalents at end of the year	831,208	1,038,947	2,490,838	401,450

Supplemental disclosures of cash flow information:
Non-cash consideration paid for business acquisitions	5,497,219	—	—	—

YOUKU TUDOU INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014—continued

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

Each of the Company’s PRC subsidiaries has restrictions on its ability to pay dividends to the Company under PRC laws and regulations (Note 21). The subsidiaries did not pay any dividends to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted by reference to the consolidated financial statements.

(b) Commitments

The Company does not have any significant commitments or long-term obligations as of any of the periods presented, except for those disclosed in the consolidated financial statements (Note 18).